
07073977

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]


SEC MAIL PROCESSING
RECEIVED
JUL 25 2007
WASH, D.C.
152
SECTION

MORGAIN MINERALS INC.

/AUROGIN RESOURCES LTD.
(Name of Subject Company)

____
(Translation of Subject Company's Name into English (if applicable)

Federal Laws of Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

MORGAIN MINERALS INC. (to be amalgamated as CASTLE GOLD CORPORATION)
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

61688E - MORGAIN MINERALS INC.

05155V - AUROGIN RESOURCES LTD.
(CUSIP Number of Class of Securities (if applicable)

Kenneth G. Sam, Esq.
Dorsey & Whitney LLP
370 – 17th St., Suite 4700
Denver, Colorado 80202
303-629-3400

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

July 24, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

NOTICES OF MEETINGS AND JOINT INFORMATION CIRCULAR
dated July 18, 2007 and mailed to security holders July 24, 2007

NOTICES OF MEETINGS AND JOINT INFORMATION CIRCULAR

FOR THE SPECIAL MEETINGS OF THE SHAREHOLDERS OF

MORGAIN MINERALS INC.

AND

AUROGIN RESOURCES LTD.

CONCERNING THE PROPOSED AMALGAMATION OF MORGAIN MINERALS INC. AND AUROGIN RESOURCES LTD. TO FORM

CASTLE GOLD CORPORATION

to be held on August 17, 2007

Information herein is at July 18, 2007 (except where otherwise noted).

July 18, 2007

MORGAIN MINERALS INC.
Suite 1550, 625 Howe Street
Vancouver, British Columbia V6C 2T6
Telephone: (604) 643-1727
Facsimile: (604) 687-7041

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF MORGAIN MINERALS INC.

NOTICE IS HEREBY GIVEN THAT the special meeting (the "Morgain Meeting") of holders of common shares of **MORGAIN MINERALS INC.** ("Morgain") will be held at the Metropolitan Hotel, 2nd Floor, 645 Howe Street, Vancouver, British Columbia, on Friday, August 17, 2007 10:00 a.m., Pacific Daylight Time, for the following purposes:

1. To consider, and, if deemed advisable, to pass a special resolution (the "Morgain Amalgamation Resolution"), with or without variation, approving the amalgamation (the "Amalgamation") of Morgain Minerals Inc. ("Morgain") and Aurogin Resources Ltd. ("Aurogin") to create Castle Gold Corporation on the basis set forth in the accompanying Joint Information Circular (the "Circular") of Morgain and Aurogin dated July 18, 2007;

2. Conditional upon the Amalgamation being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving a proposed new stock option plan for Castle Gold Corporation as described in the Circular;

3. To consider any amendment to or variation of any matter identified in this Notice; and

4. To transact such other business as may be properly brought before the Morgain Meeting or any adjournment thereof.

All registered shareholders of Morgain are entitled to attend and vote at the Morgain Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the Morgain Meeting in person read, date and sign the accompanying proxy and deliver it to Pacific Corporate Trust Company, Attention: 510 Burrard Street, 2nd Floor, Vancouver, B.C. V6C 3B9. If a shareholder does not deliver a proxy to Pacific Corporate Trust Company on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on June 20, 2007 will be entitled to vote at the Morgain Meeting or any adjournment thereof.

The Amalgamation will be completed pursuant to an amalgamation agreement dated for reference July 18, 2007 (the "Amalgamation Agreement") between Morgain and Aurogin. The Circular includes a description of the Amalgamation and summarizes the Amalgamation Agreement.

Registered holders of common shares of Morgain have the right to dissent to the Amalgamation and, if the Amalgamation becomes effective, be paid fair value for their shares in accordance with the provisions of section 190 of the *Canada Business Corporations Act* (the "CBCA"). The right of dissent and the provisions of the CBCA are described in the Circular under the heading "Dissenting Shareholders Rights".

The Circular and a form of proxy accompany this Notice.

DATED at the City of Vancouver, Province of British Columbia, this 18th day of July, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "Christopher E. Babcock"

President, Chief Executive Officer and Director

AUROGIN RESOURCES LTD.
55 University Avenue, Suite 1101
Toronto, Ontario M5J 2H7
Telephone: (416) 214-4809
Facsimile: (416) 214-4877

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF AUROGIN RESOURCES LTD.

NOTICE IS HEREBY GIVEN THAT the special meeting (the "Aurogin Meeting") of holders of common shares of **AUROGIN RESOURCES LTD.** ("Aurogin") will be held at 330 Bay Street, 3rd Floor, Toronto, Ontario, on Friday, August 17, 2007 10:00 a.m., Eastern Daylight Time, for the following purposes:

1. To consider, and, if deemed advisable, to pass a special resolution (the "Aurogin Amalgamation Resolution"), with or without variation, approving the amalgamation (the "Amalgamation") of Aurogin Resources Ltd. ("Aurogin") and Morgain Minerals Inc. ("Morgain") to create Castle Gold Corporation on the basis set forth in the accompanying Joint Information Circular (the "Circular") of Aurogin and Morgain dated July 18, 2007;

2. Conditional upon the Amalgamation being approved, to consider and, if deemed advisable, to pass an ordinary resolution approving a proposed new stock option plan for Castle Gold Corporation as described in the Circular;

3. To consider any amendment to or variation of any matter identified in this Notice; and

4. To transact such other business as may be properly brought before the Aurogin Meeting or any adjournment thereof.

All registered shareholders of Aurogin are entitled to attend and vote at the Aurogin Meeting in person or by proxy. The Board of Directors requests that all shareholders who will not be attending the Aurogin Meeting in person read, date and sign the accompanying proxy and deliver it to Equity Transfer & Trust Company, Attention: Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1. If a shareholder does not deliver a proxy to Equity Transfer & Trust Company on or before 48 hours (excluding Saturdays, Sundays or holidays) before the time fixed for the meeting or any adjournment thereof, the shareholder will not be entitled to vote at the meeting by proxy. Only shareholders of record at the close of business on July 18, 2007 will be entitled to vote at the Aurogin Meeting or any adjournment thereof.

The Amalgamation will be completed pursuant to an amalgamation agreement dated for reference July 18, 2007 (the "Amalgamation Agreement") between Aurogin and Morgain. The Circular includes a description of the Amalgamation and summarizes the Amalgamation Agreement.

Registered holders of common shares of Aurogin have the right to dissent to the Amalgamation and, if the Amalgamation becomes effective, be paid fair value for their shares in accordance with the provisions of section 190 of the *Canada Business Corporations Act* (the "CBCA"). The right of dissent and the provisions of the CBCA are described in the Circular under the heading "Dissenting Shareholders Rights".

The Circular and a form of proxy accompany this Notice.

DATED at the City of Toronto, Province of Ontario, this 18th day of July, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) "John H. Paterson"

President, Chief Executive Officer and Director

INFORMATION CIRCULAR TABLE OF CONTENTS

NOTICE TO UNITED STATES SECURITYHOLDERS

The Castle Gold Securities to be issued to the Morgain securityholders and the Aurogin securityholders under the Amalgamation have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States. Such securities are being issued in reliance on the exemption from registration requirements set forth in Rule 802 promulgated under the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States. Neither the U.S. Securities and Exchange Commission nor any U.S. state securities commission has approved the issuance of the securities, or determined if this document is accurate or complete. The offer is not being made directly or indirectly in any jurisdiction where prohibited by applicable law.

The Castle Gold Securities to be issued pursuant to the Amalgamation will be unregistered "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Morgain and Aurogin shareholders exchanging unrestricted common shares for Castle Gold Shares in connection with the Amalgamation will receive Castle Gold Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of Castle Gold after the Amalgamation. Castle Gold Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

The offer of Castle Gold Securities in connection with the Amalgamation is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the United States Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian "foreign private issuer", as such term is defined in Rule 405 promulgated under the U.S. Securities Act, in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders of Morgain and Aurogin in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The historical financial information for Morgain and Aurogin and the pro forma financial information included or incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ from United States generally accepted accounting principles ("U.S. GAAP") in certain respects and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with U.S. GAAP.

Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each party to the Amalgamation is organized under the laws of a jurisdiction other than the United States, that the majority of their officers and directors are residents of countries other than the United States, that the majority of the experts named in this Circular are residents of Canada and that the majority of the assets of Morgain and Aurogin are, and of Castle Gold will be, located outside of the United States. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

The unaudited pro forma condensed consolidated financial statements included in this Circular have been presented in accordance with the requirements of Section 7110 of the Canadian Institute of Chartered Accountants Handbook and paragraph 6.1 of Ontario Securities Commission Rule 45-501 and prepared in accordance with Canadian GAAP. The unaudited pro forma condensed consolidated financial statements do not purport to be in compliance with Article 11 of Regulation S-X of the rules and regulations of the United States Securities and Exchange Commission (the "SEC"), or in compliance with the standards of the Public Company Accounting Oversight Board (United States) and have not been prepared in accordance with or reconciled to U.S. GAAP.

Information concerning the mineral properties and operations of Morgain and Aurogin contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. In particular, and without limiting the generality of the foregoing, the terms "mineral reserves" and "mineral resources", as used with reference to these properties, are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves. CIM standards differ significantly from standards in the United States. As such, information regarding mineralization and resources or reserves contained or incorporated by reference in this Circular may not be comparable to similar information made public by United States companies. Please refer to cautionary notes below.

United States Shareholders should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for the Shareholders who are residents in, or citizens of, the United States may not be fully described herein. See "Certain Canadian Federal Income Tax Considerations – Non-Residents" and "Certain United States Federal Income Tax Considerations".

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE SEC OR ANY SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Cautionary Notes to United States Shareholders Concerning Mineral Reserve and Resource Estimates

Proven and Probable Reserves

The estimates of proven and probable mineral reserves contained or incorporated by reference herein have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in Industry Guide 7 of the SEC. Accordingly, information regarding mineral reserves contained or incorporated by reference herein may not be comparable to information from United States companies subject to the SEC's reporting and disclosure requirements.

Measured and Indicated Resources

The terms "measured resources" and "indicated resources" are used in this Circular and in the documents incorporated by reference herein. United States Shareholders are advised that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States Shareholders are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Mineral resources that are not "mineral reserves" do not have demonstrated economic viability. Disclosure of "contained ounces" is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.

Inferred Resources

The term "inferred resources" is used in this Circular and in the documents incorporated by reference herein. United States Shareholders are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a substantial amount of uncertainty as to their existence, and great

uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. United States Shareholders are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Circular includes "forward-looking statements" within the meaning of the U.S. Securities Act and the U.S. Exchange Act and Canadian securities law. All statements, other than statements of historical facts, included in this Circular that address activities, events or developments that Morgain or Aurogin expect or anticipate will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of Morgain's, Aurogin's or Castle Gold's businesses, operations, plans and other such matters are forward-looking statements. When used in this Circular, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

The statements made in this Circular about the anticipated impact the Amalgamation may have on Morgain and Aurogin, as well as the benefits expected to result from the Amalgamation, are forward-looking statements. Other forward-looking statements include, but are not limited to, those with respect to future financings, the price of gold and other precious and base metals, the timing and amount of estimated future production, costs of production and reserve and resource estimates. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Morgain, Aurogin or Castle Gold to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to mining operations, results of current exploration activities, results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the future price of gold as well as those factors discussed in the section entitled "Risk Factors of the Amalgamation" in this Circular. Risks involving Morgain and Aurogin that may affect results of operations, earnings and expected benefits of the amalgamation of the companies are discussed under "Risk Factors of the Amalgamation" in this Circular and in Appendices C and F to this Circular. Although Morgain and Aurogin have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The mineral reserve and resource figures disclosed in this Circular are estimates and no assurances can be given that the indicated levels of minerals will actually be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Morgain and Aurogin believe that the resource estimates disclosed in this Circular are well established, by their nature mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on Castle Gold. Mineral resources are not mineral reserves and do not have demonstrated economic viability. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred mineral resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred mineral resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Circular are made as of the date of this Circular and, except as required under applicable securities laws, neither Morgain nor Aurogin undertakes any obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Circular and the Appendices hereto relating to Aurogin for the three month interim period ended March 31, 2007, the six month financial period ended December 31, 2006 and the financial year ended June 30, 2006 and all dollar amounts relating to Castle Gold are in United States ("U.S.") dollars. Those dollar amounts relating to Aurogin for the financial year ended June 30, 2005 and all dollar amounts relating to Morgain are in Canadian dollars, unless otherwise stated. All financial information disclosed with respect to Aurogin in Appendices F and G for the three month interim period ended March 31, 2007, the six month financial period ended December 31, 2006 and the financial year ended June 30, 2006 is provided in U.S. dollars and all financial information for the financial year ended June 30, 2005 is in Canadian dollars, unless otherwise stated. All financial information disclosed with respect to Morgain in Appendices C and D is provided in Canadian dollars. The following table sets forth:

(a) the rates of exchange on years ended December 31, and the three months ended March 31, 2007 for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the periods indicated;

(b) the noon rate in effect on the last day of each month during such periods; and

(c) the high and low exchange rate during such periods,

in each case based on the noon rate as published by the Bank of Canada.

	2007	2006	2005	2004	2003	2002
Rate at end of Period	1.1529	1.1653	1.1659	1.2036	1.2924	1.5796
High Rate	1.1853	1.1726	1.2704	1.3968	1.5747	1.6132
Low Rate	1.1529	1.0990	1.1507	1.1774	1.2924	1.5110

Note: 2007 figures are for the three-month period ended March 31, 2007.

On July 18, 2007, the noon rate as published by the Bank of Canada was $1.00 US = $1.0437 CDN

SUMMARY

The following is a summary of information contained elsewhere in this Circular. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Circular and in the attached Appendices. Shareholders are encouraged to read this Circular and the attached Appendices carefully and in their entirety. In this Circular, dollar amounts are expressed in Canadian dollars unless otherwise stated. Capitalized words and terms in this Summary have the same meanings as set forth in the Glossary.

The Shareholder Meetings of Morgain and Aurogin (the "Meetings")

This Circular is furnished in connection with the solicitation of proxies by management of each of Morgain and Aurogin for use at the Meetings.

Morgain Meeting

The Morgain Meeting will be held on August 17, 2007 at 10:00 a.m. (Pacific Daylight Time) at the Metropolitan Hotel, 2nd Floor, 645 Howe Street, Vancouver, British Columbia, Canada. The purpose of the Morgain Meeting is to consider the matters set forth in the Morgain Notice of Meeting including, amongst other things:

- for the Morgain Shareholders to consider the Morgain Amalgamation Resolution approving the Amalgamation of Morgain and Aurogin to form Castle Gold Corporation and thereafter the issuance to the former shareholders of Morgain of one Castle Gold Share for each two Morgain Shares held; and

- for the Morgain Shareholders to consider the approval of an ordinary resolution authorizing, conditional upon the Amalgamation being approved, the Castle Gold Stock Option Plan.

The full text of the Morgain Amalgamation Resolution is set out as Appendix A in this Circular. The Morgain Amalgamation Resolution will require an affirmative vote of not less than two thirds of the votes cast by those shareholders of Morgain who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Morgain Meeting.

Aurogin Meeting

The Aurogin Meeting will be held on August 17, 2007 at 10:00 a.m. (Eastern Daylight Time) at 330 Bay Street, 3rd Floor, Toronto, Ontario, Canada. The purpose of the Aurogin Meeting is to consider the matters set forth in the Aurogin Notice of Meeting including, amongst other things:

- for the Aurogin Shareholders to consider the Aurogin Amalgamation Resolution approving the Amalgamation of Aurogin and Morgain to form Castle Gold Corporation and thereafter the issuance to the former shareholders of Aurogin of one Castle Gold Share for each two Aurogin Shares held; and

- for the Aurogin Shareholders to consider the approval of an ordinary resolution authorizing, conditional upon the Amalgamation being approved, the Castle Gold Stock Option Plan.

The full text of the Aurogin Amalgamation Resolution is set out as Appendix A in this Circular. The Aurogin Amalgamation Resolution will require an affirmative vote of not less than two thirds of the votes cast by those shareholders of Aurogin who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Aurogin Meeting. In addition, in accordance with Rule 61-501, the Amalgamation must also be approved by a majority of the votes entitled to be voted in person or by proxy by Aurogin Shareholders, other than Aurogin Shares held by Mr. John H. Paterson (holding 1,381,420 Aurogin Shares) who is a director and officer of Aurogin and is entitled to a severance payment upon the effective date of the Amalgamation. The number of Aurogin Shares expected to be excluded from the majority of the minority of the vote is 1,381,420 Aurogin Shares. See " Securities

Laws Considerations – Rule 61-501" and "Particulars of Other Matters to be Acted Upon – The Amalgamation – Interests of Certain Persons in the Amalgamation – Aurogin".

The Amalgamation

Summary

The principal features of the Amalgamation may be summarized as follows (and are qualified in their entirety by reference to the full text of the Amalgamation Agreement):

On the date (the "Effective Date") (see "The Amalgamation -Effective Date and Conditions of Amalgamation") of the Amalgamation:

1. Morgain and Aurogin will amalgamate under the CBCA to form Castle Gold Corporation;

2. each holder of Morgain Shares (other than a holder who exercises dissent rights) will be entitled to receive one Castle Gold Share for every two Morgain Shares held;

3. each holder of Aurogin Shares (other than a holder who exercises dissent rights) will be entitled to receive one Castle Gold Share for every two Aurogin Shares held;

4. Morgain and Aurogin acknowledge, by virtue of contractual provisions, upon completion of the Amalgamation, the holders of the Morgain Warrants and Morgain Stock Options will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two shares for which the Morgain Warrants and Morgain Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Castle Gold Share and with the same term as specified in the Morgain Warrants and Morgain Stock Options;

5. Morgain and Aurogin acknowledge, by virtue of contractual provisions, upon completion of the Amalgamation, the holders of the Aurogin Warrants and Aurogin Stock Options, will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two shares for which the Aurogin Warrants and Aurogin Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Aurogin Share and with the same term as specified in the Aurogin Warrants and Aurogin Stock Options;

6. the first directors of Castle Gold will be Chester Millar, Christopher Babcock, Rodrigo Sanchez-Mejorada V., John Paterson, Darren Koningen, Richard Adams and Edward Thompson; and

7. the first officers of Castle Gold will be Chester Millar (Chairman), Christopher Babcock (President and Chief Executive Officer), Michael Farrant (Chief Financial Officer), Darren Koningen (Vice President, Operations) and Sharon Fleming (Corporate Secretary); and

8. the mineral property assets of Morgain and Aurogin will become the mineral property assets of Castle Gold.

Full particulars of the Amalgamation are contained in the Amalgamation Agreement, a copy of which is attached hereto as Appendix B to this Circular. See "The Amalgamation".

The Companies

Morgain and Aurogin are each involved in the acquisition, exploration and development of gold-bearing mineral properties. Morgain is an exploration stage mineral company with gold projects in the state of Durango in Mexico. Aurogin has recently started gold production at its property in Guatemala and has other exploration properties in Guatemala, the Untied States and Canada. See Appendix C "Information Concerning Morgain" and Appendix F "Information Concerning Aurogin".

Morgain was incorporated under the laws of the Province of British Columbia on May 10, 1983. Morgain continued its corporate jurisdiction from the Province of British Columbia to the federal jurisdiction of Canada on July 30, 1997 with an authorized share capital of 60,000,000 common voting shares. On July 22, 1998 Morgain increased its authorized share capital from 60,000,000 common voting shares to an unlimited number of common shares. Morgain is a publicly-traded mineral exploration company the common shares of which trade on the TSX-V under the symbol "MGM". As a result of the Amalgamation, Morgain will be amalgamated with Aurogin to form Castle Gold. Morgain is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. Its head office is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia V6C 1T6 and its registered and records office is located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1L2. See Appendix C "Information Concerning Morgain".

Aurogin was incorporated under the laws of the Province of British Columbia on January 14, 1986 under the name 303022 B.C. Ltd. with an authorized share capital of 20,000,000 common voting shares. On March 26, 1986, it changed its name to Vantage Resources Ltd. Its name was changed to Advantage Resources Ltd. on December 11, 1987, and on February 11, 1988 it changed its name to its current name. Aurogin continued its corporate jurisdiction from the Province of British Columbia to the federal jurisdiction of Canada on January 8, 1988 with an authorized share capital of 20,000,000 common voting shares. On July 9, 1996 Aurogin increased its authorized share capital from 20,000,000 common voting shares to an unlimited number of common shares. Aurogin is a publicly-traded mineral exploration company the common shares of which trade on the TSX-V under the symbol "AUQ". As a result of the Amalgamation, Aurogin will be amalgamated with Morgain to form Castle Gold. Aurogin is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. Its head office and registered office is located at 55 University Avenue, Suite 1101, Toronto, Ontario M5J 2H7. See Appendix F "Information Concerning Aurogin".

Morgain Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Morgain attached as Appendix D to this Circular. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

	Three Months Ended March 31 (unaudited) Cdn$	**Years Ended or as at December 31 (audited) Cdn$**		
	2007	**2006**	**2005**	**2004**
Administrative Expenses	430,076	1,902,735	1,301,883	1,514,146
Net loss	(519,695)	(3,014,350)	(1,285,182)	(1,471,734)
Basic and diluted loss per share[(1)]	0.01	0.05	0.02	0.03
Working Capital	904,918	1,425,627	1,624,881	1,544,294
Resource Properties	11,800,564	11,010,961	8,324,705	3,820,954
Total Assets	13,548,321	12,946,923	10,554,983	5,547,779
Deficit	(21,219,274)	(20,699,579)	(17,685,229)	(16,400,047)

(1) Loss per share is calculated on the weighted-average number of shares outstanding.

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended Cdn$			
	December 31, 2006	**September 30, 2006**	**June 30, 2006**	**March 31, 2006**
Net Loss	(1,944,087)	(326,761)	(375,424)	(368,078)
Net Loss Per Share – Basic and Diluted	0.01	0.00	0.01	0.01
	Quarter Ended Cdn$			
	December 31, 2005	**September 30, 2005**	**June 30, 2005**	**March 31, 2005**
Net Loss	(445,233)	(335,001)	(188,206)	(316,742)
Net Loss Per Share – Basic and Diluted	0.02	0.01	0.00	0.01

Aurogin Summary Financial Information

The following table sets out selected consolidated financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the consolidated financial statements of Aurogin attached as Appendix G to this Circular. Unless otherwise indicated, all currency amounts are stated in United States dollars.

	Three Months Ended March 31 (unaudited) US$	**Six Months Ended December 31 (audited) US$**	**Year Ended June 30 (audited) US$**	**Year Ended June 30 (audited) US$**
	2007	**2006(2)**	**2006**	**2005**
Metal sales	824,575	500,080	-	-
Cost of sales(3)	360,300	186,549	-	-
Accretion, depreciation, depletion and amortization	137,523	90,691	-	-
Mine operating earnings	326,752	222,840	-	-
Administrative Expenses	230,008	770,639	334,769	158,439
Net loss	105,769	779,669	311,841	342,201
Basic and diluted loss per share(1)	0.00	0.01	0.01	0.01
Working Capital	872,117	740,578	1,155,329	(131,741)
Property, plant and equipment (net)	3,572,108	3,686,253	1,487,023	-
Resource Properties	907,064	715,507	271,838	374,379
Total Assets	6,026,942	5,757,200	3,196,296	446,740
Deficit	(6,036,485)	(5,930,716)	(5,151,047)	(4,839,206)

(1) Loss per share is calculated on the weighted-average number of shares outstanding.

(2) On February 7, 2007, Aurogin changed its financial year end from June 30 to December 31.

(3) Cost of sales excludes accretion, depreciation, depletion and amortization.

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended US$			
	December 31, 2006	**September 30, 2006**	**June 30, 2006**	**March 31, 2006**
Net Loss	(665,736)	(113,933)	(37,386)	(91,947)
Net Loss Per Share – Basic and Diluted	(0.01)	(0.00)	(0.01)	(0.00)
	Quarter Ended US$			
	December 31, 2005	**September 30, 2005**	**June 30, 2005**	**March 31, 2005**
Net (Loss) Income	(130,500)	(52,008)	(365,596)	85,834
Net (Loss) Income Per Share – Basic and Diluted	(0.00)	(0.00)	(0.01)	0.00

Castle Gold Unaudited Pro Forma Summary Financial Information

The following table sets out selected unaudited pro forma financial information for Castle Gold, assuming completion of the Amalgamation, as of March 31, 2007, and should be considered in conjunction with the more complete information contained in the unaudited pro forma consolidated financial statements of Castle Gold attached as Appendix I to this Circular. Unless otherwise indicated, all currency amounts are stated in United States dollars.

	As at March 31, 2007 (unaudited) US$
Working Capital	4,462,477
Resource Properties	27,362,754
Total Assets	36,729,016
Total Shareholders Equity	24,305,917

Reasons for the Amalgamation

Morgain and Aurogin believe that the Amalgamation is in the best interests of their respective shareholders for numerous reasons. The amalgamation of Morgain and Aurogin was negotiated on the basis that the Morgain Shareholders and Aurogin Shareholders will benefit from combining Morgain's and Aurogin's assets for the following reasons:

- the Amalgamation is a key step in the growth of Castle Gold to become a growing, emerging North American gold producer;

- the Amalgamation will combine the mineral property interests of Morgain and Aurogin to create operating efficiency with emphasis on production from the El Sastre gold mine in Guatemala, and the advancement towards near term production of the El Castillo gold property in Mexico;

- the Amalgamation will yield benefits to the shareholders of Castle Gold by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity;

- the Amalgamation will allow Castle Gold to proceed with an aggressive exploration program throughout the extensive and prospective land packages located in Guatemala, Mexico and the United States;

- Castle Gold will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the gold mining industry;

- Castle Gold will have an experienced and entrepreneurial management team with significant operating experience; and

- Castle Gold will have a more diversified geographic base while maintaining low political risk.

For further information on the reasons for the Amalgamation, see "The Amalgamation – Reasons for the Amalgamation" and "The Amalgamation – Recommendations of the Directors" in this Circular.

Fairness Opinions

Morgain

In deciding to approve the Amalgamation Agreement and the terms of the Amalgamation, the Morgain Board considered, among other things, the McKnight & Glanville Fairness Opinion. The McKnight & Glanville Fairness Opinion concludes that, as of April 21, 2007, the Amalgamation is fair from a financial point of view to the Morgain Shareholders. The complete text of the McKnight & Glanville Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix E. The McKnight & Glanville Fairness Opinion is not and should not be construed as a valuation of Morgain or Aurogin or their respective assets or securities or as a recommendation to any Morgain Shareholder to vote in favour of the Morgain Amalgamation Resolution. Morgain Shareholders are urged to read the McKnight & Glanville Fairness Opinion in its entirety. See "The Amalgamation – Fairness Opinions".

Aurogin

In deciding to approve the Amalgamation Agreement and the terms of the Amalgamation, the Aurogin Board considered, among other things, the Evans & Evans Valuation Report and Fairness Opinion. The Evans & Evans Valuation Report and Fairness Opinion concludes that, as of March 31, 2007, the Amalgamation is fair from a financial point of view to the Aurogin Shareholders. A summary of the Evans & Evans Valuation Report and Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this Circular as Appendix H. The Evans & Evans Valuation Report and Fairness Opinion is not and should not be construed as a recommendation to any Aurogin Shareholder to vote in favour of the Aurogin Amalgamation Resolution. A full copy of the Evans & Evans Valuation Report and Fairness Opinion will be available upon request at the Aurogin Meeting. Aurogin Shareholders are urged to read the Evans & Evans Valuation Report and Fairness Opinion in its entirety. See "The Amalgamation – Fairness Opinions".

Recommendation of the Boards of Directors

Morgain Board of Directors

The Morgain Board of Directors unanimously recommends that Morgain Shareholders vote IN FAVOUR of the Morgain Amalgamation Resolution and, conditional upon the Amalgamation being approved, the Stock Option Plan Resolution. See "The Amalgamation" and "Adoption of Stock Option Plan".

Aurogin Board of Directors

The Aurogin Board of Directors unanimously recommends that Aurogin Shareholders vote IN FAVOUR of the Aurogin Amalgamation Resolution and, conditional upon the Amalgamation being approved, the Stock Option Plan Resolution. See "The Amalgamation" and "Adoption of Stock Option Plan".

Conditions to the Amalgamation

Completion of the Amalgamation is subject to a number of specified conditions, including:

1. the approval of the Amalgamation by the requisite majority of the Morgain Shareholders and the Aurogin Shareholders and the acceptance of the Amalgamation by the TSX-V; and

2. Morgain and Aurogin not having received notices of dissent with respect to the Amalgamation from Shareholders of Morgain and Aurogin who hold in the aggregate more than 5% of the issued common shares of either Morgain or Aurogin, unless otherwise mutually agreed to by the Companies; and

3. the Amalgamation having been effected on or before December 31, 2007 or such other date as may be mutually agreed to by the parties in writing.

See "The Amalgamation – Effective Date and Conditions of Amalgamation".

Stock Exchange Approvals

It is a condition of closing the Amalgamation that the Castle Gold Shares to be issued to the Morgain Shareholders and the Aurogin Shareholders shall be listed, or conditionally accepted for listing, on the TSX-V and that the TSX-V shall have accepted the Amalgamation. See "The Amalgamation – Conduct of Meeting and Other Approvals" in this Circular.

Shareholder Approvals Required

In order for the Amalgamation to become effective, as provided in the Amalgamation Agreement and by section 183 of the CBCA, it must be approved by an affirmative vote of holders of not less than two thirds of the Morgain Shares and Aurogin Shares represented in person or by proxy at each of the Meetings. If more than an aggregate of 5% of the Morgain Shares or the Aurogin Shares become the subject of Dissent Rights, the Amalgamation may be terminated and should Morgain Shareholders or Aurogin Shareholders fail to approve the Amalgamation by the requisite majority, the Amalgamation will be terminated.

In addition, in accordance with Rule 61-501, the Amalgamation must also be approved by a majority of the votes entitled to be voted in person or by proxy by Aurogin Shareholders, other than Aurogin Shares held by Mr. John H. Paterson (holder of 1,381,420 Aurogin Shares) who is a director and officer of Aurogin and is entitled to a severance payment upon the effective date of the Amalgamation. The number of Aurogin Shares expected to be excluded from the majority of the minority of the vote is 1,381,420 Aurogin Shares. See " Securities Laws Considerations – Rule 61-501" and "Particulars of Other Matters to be Acted Upon – The Amalgamation – Interests of Certain Persons in the Amalgamation – Aurogin".

Interest of Management and Others in Material Transactions

As of the date of mailing of this Circular, certain of the directors or officers of Morgain and Aurogin have an interest in the Amalgamation other than as an ordinary shareholder of Morgain or Aurogin. See "Information Concerning the Meetings - Interests of Certain Persons in the Amalgamation".

Exchange of Certificates and Fractional Shares

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposits of certificates for Morgain Shares with Pacific Corporate Trust Company (the "Morgain Depositary") at its principal office in Vancouver, British Columbia will be forwarded to the former holders of Morgain Shares for use in exchanging their Morgain Share certificates for certificates representing Castle Gold Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Morgain Shares, certificates for the appropriate number of Castle Gold Shares will be distributed without charge.

On or about the Effective Date, a letter of transmittal containing instructions with respect to the deposits of certificates for Aurogin Shares with Equity Transfer Trust Company (the "Aurogin Depositary") at its principal office in Toronto, Ontario will be forwarded to the former holders of Aurogin Shares for use in exchanging their Aurogin Share certificates for certificates representing Castle Gold Shares promptly after the Effective Date. Upon return of a properly completed letter of transmittal, together with certificates representing Aurogin Shares, certificates for the appropriate number of Castle Gold Shares will be distributed without charge.

No fractional shares will be issued and no cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded down to the next whole share.

Cancellation of Rights after Seven Years

If a former Morgain Shareholder fails to deliver and surrender to the Morgain Depositary the certificates previously representing their Morgain Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Castle Gold Shares, to which the Morgain Shareholder would otherwise have been entitled, will be held by the Morgain Depositary for a maximum of seven (7) years from the Effective Date.

If a former Aurogin Shareholder fails to deliver and surrender to the Aurogin Depositary the certificates previously representing their Aurogin Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Castle Gold Shares to which the Aurogin Shareholder would otherwise have been entitled, will be held by the Aurogin Depositary for a maximum of seven (7) years from the Effective Date.

Upon the expiry of seven (7) years from the Effective Date, each such certificate previously representing Morgain Shares or Aurogin Shares, as the case may be, shall cease to represent a right or claim of any kind or nature and the right of such former holder of Morgain Shares or Aurogin Shares, as the case may be, to receive certificates representing Castle Gold Shares, and the Castle Gold Shares issued to such former Morgain Shareholder or Aurogin Shareholder, as the case may be, shall be deemed to be surrendered to Castle Gold together with all dividends or distributions thereon declared or held for such holder.

Rights of Dissent

Shareholders of Morgain and Aurogin are entitled as a consequence of the Amalgamation to dissent and be paid the fair value of their Morgain Shares and Aurogin Shares, respectively, if such shareholders give notice that they object to the Amalgamation and Morgain and Aurogin proceed to make it effective. The notice and dissent procedure requirements **MUST BE STRICTLY OBSERVED**. One of the conditions to the Amalgamation proceeding is that notices of dissent are not received for a number of the Morgain Shares or Aurogin Shares in excess of 5% of their respective issued and outstanding common shares as that may make the Amalgamation, in the opinion of Morgain and Aurogin, impractical. See "Dissenting Shareholder Rights".

Income Tax Considerations

Holders of Morgain securities or Aurogin securities should consult their own tax advisors about the applicable Canadian or United States federal, provincial, state and local tax consequences of the Amalgamation.

For Canadian federal income tax purposes, a Morgain Shareholder who holds Morgain Shares as capital property generally will not realize a capital gain or capital loss on the exchange of such Morgain Shares for Castle Gold Shares under the Amalgamation; and an Aurogin Shareholder who holds Aurogin Shares as capital property generally will not realize a capital gain or capital loss on the exchange of such Aurogin Shares for Castle Gold Shares under the Amalgamation. A summary of the principal Canadian federal income tax considerations in respect of the proposed Amalgamation is included under "The Amalgamation – Canadian Federal Income Tax Considerations" and the foregoing is qualified in full by the information in such section.

The Amalgamation may result in taxable gains to United States shareholders of Morgain and Aurogin for United States income tax purposes. Accordingly, United States shareholders of either Morgain or Aurogin should consult their own tax advisors about the United States federal, state and local tax consequences of the Amalgamation.

Canadian Securities Law Information

The issuance of the Castle Gold Shares pursuant to the Amalgamation will constitute a distribution of securities which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Castle Gold Shares may be resold in each of the provinces and territories of Canada, without significant restriction, provided the holder is not a 'control person' as defined in the applicable legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

The resales of any Castle Gold Shares acquired in connection with the Amalgamation may be required to be made through properly registered securities dealers. Each holder is urged to consult professional advisors to determine the conditions and restrictions applicable to trades in such shares. See "The Amalgamation – Securities Laws Considerations – Canadian Securities Laws".

United States Securities Laws Information

The Castle Gold Securities to be issued to Morgain securityholders and Aurogin securityholders pursuant to the Amalgamation will not be registered under the provisions of the U.S. Securities Act and will be issued in reliance upon Rule 802 as promulgated under the U.S. Securities Act. The Castle Gold Securities to be issued pursuant to the Amalgamation will be unregistered "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Morgain and Aurogin shareholders exchanging unrestricted common shares for Castle Gold Shares in connection with the Amalgamation will receive Castle Gold Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of Castle Gold after the Amalgamation. Castle Gold Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer. See "The Amalgamation – Securities Laws Considerations – U.S. Securities Laws".

The offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the U.S. Exchange Act. In addition, the solicitation of proxies and transactions contemplated herein are being made by a Canadian issuer in accordance with Canadian corporate and securities laws. Shareholders should be aware that requirements under such Canadian laws may differ from requirements under United States

corporate and securities laws relating to United States corporations. The financial statements of Morgain and Aurogin and the pro forma statements of Castle Gold included in this Circular have been prepared in accordance with generally accepted accounting principles in Canada, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States corporations.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that the parties to the Amalgamation are organized under the laws of jurisdictions other than the United States, that most of their officers and directors are residents of countries other than the United States, that most of the experts named in this Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of the parties to the Amalgamation and such persons may be located outside the United States.

THE SECURITIES TO BE ISSUED PURSUANT TO THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES OR PROVINCE OF CANADA, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE OR PROVINCE OF CANADA PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Risk Factors

An investment in a natural resource issuer involves a significant degree of risk. The Castle Gold Securities to be issued to the Morgain securityholders and the Aurogin securityholders pursuant to the Amalgamation are speculative and subject to a number of risk factors. Holders of Morgain Shares and Aurogin Shares should review carefully the risk factors set forth under "The Amalgamation – Amalgamation Risk Factors" and in Appendix C "Information Concerning Morgain – "Risk Factors" and in Appendix F "Information Concerning Aurogin – "Risk Factors" in evaluating whether to approve the Amalgamation Resolutions.

Regulatory Acceptance of the TSX Venture Exchange ("TSX-V")

Both Morgain and Aurogin are currently listed on the TSX-V. Application has been made to the TSX-V to accept the Amalgamation. Morgain and Aurogin are required to obtain acceptance of the Amalgamation from the TSX-V prior to the Effective Date.

GLOSSARY

Unless the context otherwise requires or where otherwise provided, the following words and terms will have the meanings set forth below when read in this Circular, including the preceding Summary. These terms are not always used herein and may not conform to the defined terms used in Schedules and Appendices to this Circular.

"**Affiliate**" has the meaning attributed to that term in the Securities Act.

"**Amalgamation**" means the amalgamation under section 181 to 183 *et. seq.* of the CBCA, on the terms and subject to the conditions set out in the Amalgamation Agreement subject to any amendment or supplement thereto made in accordance with the Amalgamation Agreement.

"**Amalgamation Agreement**" means the amalgamation agreement dated for reference July 18, 2007, as it may be subsequently amended between Morgain and Aurogin, entered into for the purpose of effecting the Amalgamation, a copy of which is attached as Appendix B to this Circular and is also available under the material documents filed by Morgain and Aurogin on SEDAR at www.sedar.com.

"**Amalgamation Resolutions**" means the Morgain Amalgamation Resolution and the Aurogin Amalgamation Resolution approving the Amalgamation.

"**Appropriate Regulatory Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory authorities or self-regulatory organizations and the TSX-V.

"**Aurogin**" means Aurogin Resources Ltd., a corporation existing under the CBCA.

"**Aurogin Amalgamation Resolution**" means the special resolution of the Aurogin Shareholders approving the Amalgamation by a majority of at least two thirds of the Aurogin Shares voted in person or by proxy at the Aurogin Meeting in accordance with Section 183 of the CBCA (or any replacement thereof) as contemplated in the Amalgamation Agreement, such special resolution to be substantially in the form and content as set out in Appendix A hereto.

"**Aurogin Assets**" means all assets, property and rights in which Aurogin holds an interest directly or indirectly through any Subsidiary of Aurogin.

"**Aurogin Board**" means the Board of Directors of Aurogin.

"**Aurogin Depositary**" means Equity Transfer & Trust Company, acting as depositary for the issue of the Castle Gold Shares to the Aurogin Shareholders upon deposit of their Aurogin Shares.

"**Aurogin Meeting**" means the special meeting of the Aurogin Shareholders to be held on August 17, 2007 (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the Aurogin Amalgamation Resolution.

"**Aurogin Mineral Properties**" means those mineral properties, claims and leases in which Aurogin or the Aurogin Subsidiaries have an interest.

"**Aurogin Notice of Meeting**" means the notice of the Aurogin Meeting sent to Aurogin Shareholders together with this Circular.

"**Aurogin Securities**" means the Aurogin Shares, the Aurogin Stock Options and the Aurogin Warrants.

"**Aurogin Shareholders**" means the holders of Aurogin Shares set out from time to time in the register maintained by or on behalf of Aurogin in respect of Aurogin Shares.

"**Aurogin Shares**" means the common shares without par value in the capital of Aurogin as constituted on the day hereof.

"**Aurogin Stock Options**" means the rights (whether or not vested) to purchase Aurogin Shares which are from time to time outstanding under the Aurogin Stock Option Plan.

"**Aurogin Stock Option Plan**" means the stock option plan of Aurogin as approved by the Aurogin Shareholders on June 20, 2007 and as constituted as of the date hereof pursuant to which participants are granted Aurogin Stock Options.

"**Aurogin Subsidiary**" means Rocas el Tambor, Sociedad Anónima, a corporation incorporated under the laws of Guatemala.

"**Aurogin Warrants**" means the outstanding warrants to purchase Aurogin Shares issued by Aurogin and currently outstanding.

"**business day**" means any day other than a Saturday, a Sunday or a civic or statutory holiday, within the meaning of the *Interpretation Act* (British Columbia), in Vancouver, British Columbia.

"**Canadian GAAP**" means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants.

"**Castle Gold Board**" means the Board of Directors of Castle Gold as constituted upon completion of the Amalgamation.

"**Castle Gold Securities**" means Castle Gold Shares, Castle Gold Stock Options and Castle Gold Warrants.

"**Castle Gold Shares**" means common shares in the capital of Castle Gold as constituted upon completion of the Amalgamation.

"**Castle Gold Stock Options**" means options to purchase Castle Gold Shares including any such options issued in exchange for Morgain Stock Options and Aurogin Stock Options in accordance with the Amalgamation Agreement.

"**Castle Gold Stock Option Plan**" means the new stock option plan of Castle Gold to be approved at the Morgain Meeting and the Aurogin Meeting.

"**Castle Gold Warrants**" means warrants to purchase Castle Gold Shares including any such warrants issued in exchange for Morgain Warrants and Aurogin Warrants in accordance with the Amalgamation Agreement.

"**CBCA**" means the *Canada Business Corporations Act*, as amended.

"**Circular**" means this joint management information circular, including all schedules and appendices hereto, sent to the Morgain Shareholders and the Aurogin Shareholders in connection with the Morgain Meeting and the Aurogin Meeting, respectively.

"**Commissions**" means the securities commissions of the provinces of British Columbia, Alberta and Ontario.

"**Company**" means any one of Morgain and Aurogin and "**Companies**" means both of them.

"**Director of Industry Canada**" means the Director of Industry Canada appointed pursuant to the CBCA.

"**Dissent Notice**" means a written objection to the Amalgamation Resolutions made by a registered Morgain Shareholder or Aurogin Shareholder in accordance with the Dissent Procedures.

"**Dissent Procedures**" means the dissent procedures described under "Dissenting Shareholders' Rights".

"**Dissent Rights**" means the right of a registered Morgain Shareholder or Aurogin Shareholder to dissent in respect of the Amalgamation Resolutions in strict compliance with the Dissent Procedures as more particularly described in Appendix L to this Circular.

"**Dissenting Shareholder**" means a registered Morgain Shareholder or Aurogin Shareholder who dissents in respect of the Amalgamation Resolutions in strict compliance with the Dissent Procedures.

"**Effective Date**" means the date on which Articles of Amalgamation are accepted for filing by the Director of Industry Canada and the Director of Industry Canada issues a Certificate of Compliance in accordance with the CBCA, currently anticipated to be no later than August 31, 2007.

"**Equity Transfer**" means Equity Transfer Trust Company, the registrar and transfer agent of Aurogin.

"**Evans & Evans**" means Evans & Evans, Inc.

"**Evans & Evans Valuation Report and Fairness Opinion**" means the written valuation report and fairness opinion dated May 9, 2007 from Evans & Evans delivered to the special committee of the Aurogin Board in connection with the Amalgamation, a summary of which is attached as Appendix H to this Circular.

"**Foreign Private Issuer**" means a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act.

"**Governmental Entity**" means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agency, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"**Letter of Transmittal**" means the letter of transmittal to be forwarded by each of Morgain and Aurogin to their respective shareholders which, when duly completed and forwarded to PCTC with a certificate representing their Morgain Shares and Aurogin Shares, respectively, will enable the Morgain Shareholders and Aurogin Shareholders to exchange their Morgain Shares and Aurogin Shares, respectively, for Castle Gold Shares upon the completion of the Amalgamation.

"**Material Adverse Change**", when used in connection with Morgain or Aurogin, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceeding by a Governmental Entity that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the Canadian or United States' economy or financial, currency exchange, securities or commodity markets in general, or in markets for gold on a current or forward basis, (ii) affecting the Canadian or United States gold mining industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party or (iii) related to the Amalgamation or the public announcement thereof or the trading prices of the Morgain Shares or the Aurogin Shares immediately following or reasonably attributable to the announcement of the Amalgamation.

"**McKnight & Glanville**" means Bruce McKnight Minerals Advisor Services and Ross Glanville & Associates Ltd.

"**McKnight & Glanville Fairness Opinion**" means the written opinion dated April 21, 2007 from McKnight & Glanville delivered to the Morgain Board in connection with the Amalgamation, a copy of which is attached as Appendix F to this Circular.

"**Meetings**" means the Morgain Meeting and the Aurogin Meeting, collectively, and "**Meeting**" means either one of them, as applicable.

"**Morgain**" means Morgain Minerals Inc., a corporation existing under the CBCA.

"**Morgain Amalgamation Resolution**" means the special resolution of the Morgain Shareholders approving the Amalgamation by a majority of at least two thirds of the Morgain Shares voted in person or by proxy at the Morgain Meeting in accordance with Section 183 of the CBCA (or any replacement thereof) as contemplated in the Amalgamation Agreement, such special resolution to be substantially in the form and content as set out in Appendix A hereto.

"**Morgain Assets**" means all assets, property and rights in which Morgain holds an interest directly or indirectly through any Subsidiary of Morgain.

"**Morgain Board**" means the board of directors of Morgain.

"**Morgain Depositary**" means Pacific Corporate Trust Company, acting as depositary for the issue of the Castle Gold Shares to the Morgain Shareholders upon deposit of their Morgain Shares.

"**Morgain Meeting**" means the special meeting of the Morgain Shareholders to be held on August 17, 2007 (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the Morgain Amalgamation Resolution.

"**Morgain Mineral Properties**" means those mineral properties, claims and leases in which Morgain or the Morgain Subsidiaries have an interest.

"**Morgain Notice of Meeting**" means the notice of the Morgain Meeting sent to Morgain Shareholders together with this Circular.

"**Morgain Shareholders**" means the holders of Morgain Shares set out from time to time in the register maintained by or on behalf of Morgain in respect of Morgain Shares.

"**Morgain Shares**" means common shares without par value in the capital of Morgain as constituted on the date hereof.

"**Morgain Stock Options**" means the outstanding options to purchase Morgain Shares issued pursuant to the Morgain Stock Option Plan.

"**Morgain Stock Option Plan**" means the stock option plan of Morgain as approved by the Morgain Shareholders on May 24, 2006 and as constituted as of the date hereof pursuant to which participants are granted Morgain Stock Options.

"**Morgain Subsidiaries**" means, collectively, Minera Real Del Oro S.A. de C.V., Azul Azleca S.A. de C.V., Durango Fern Mines S.A. de C.V., Minas La Fortuna S.A. de C.V., Minera MGM S.A. de C.V. and Minera Magmor S.A. de C.V. all corporations existing under the laws of Mexico.

"**Morgain Warrants**" means the outstanding warrants to purchase Morgain Shares issued by Morgain and currently outstanding.

"**NI 43-101**" means National Instrument 43-101 – Standards for Disclosure for Mineral Projects adopted by the Securities Commissions.

"**Notice of Meeting**" means the Morgain Notice of Meeting or the Aurogin Notice of Meeting, as the context requires.

"**PCTC**" means Pacific Corporate Trust Company, the registrar and transfer agent of Morgain.

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, native band, syndicate or other entity, whether or not having legal status.

"**Pre-Effective Date Period**" shall mean the period from and including the date hereof to and including the Effective Time.

"**qualified person under NI 43-101**" means an individual who

(a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these;

(b) has experience relevant to the subject matter of the mineral project and the technical report; and

(c) is a member in good standing of a professional association recognized for the purposes of NI 43-101.

"**Record Date**" means the date that is set by each of the Companies as the date at which shareholders of record of each of Morgain and Aurogin will be able to vote at the Morgain Meeting and the Aurogin Meeting, respectively.

"**Rule 61-501**" means Ontario Securities Commission Rule 61-501 – Insider Bids, Issue Bids, Business Combinations and Related Party Transactions.

"**SEC**" means the United States Securities and Exchange Commission.

"**Share Exchange Ratio**" means Morgain Shareholders will receive one Castle Gold Share for every two Morgain Shares held (other than those who exercise Dissent Rights), and Aurogin Shareholders will receive one Castle Gold Share for every two Aurogin Shares held (other than those who exercise Dissent Rights) upon the completion of the Amalgamation.

"**Special Resolution**" means a resolution passed by the holders of shares representing not less than two thirds of the votes cast by those shareholders of the respective Company who, being entitled to do so, vote in person or by proxy in respect of that resolution at the respective Meeting.

"**Stock Option Plan Resolution**" means the resolution of the Morgain Shareholders and the Aurogin Shareholders approving a Stock Option Plan for Castle Gold, substantially in the form and content set out under the heading "Adoption of Stock Option Plan".

"**Subsidiary**" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and includes any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment, and, in the case of Morgain, includes the Morgain Subsidiaries and, in the case of Aurogin, includes the Aurogin Subsidiary.

"**Tax Act**" means the *Income Tax Act* (Canada), as amended.

"**Termination Date**" means December 31, 2007 or any later date as may be agreed to in writing by Morgain and Aurogin.

"**TSX-V**" means the TSX Venture Exchange Inc.

"**U.S.**" or "**United States**" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"**U.S. Code**" means the United States *Internal Revenue Code of 1986*, as amended.

"**U.S. Exchange Act**" means the United States *Securities Exchange Act of 1934*, as amended.

"**U.S. GAAP**" means generally accepted accounting principles as applied in the United States.

"**U.S. Securities Act**" means the United States *Securities Act of 1933*, as amended.

"**US$**" means United States dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is provided in connection with the solicitation of proxies by the management of Morgain and Aurogin, respectively, for use at,

(a) the Morgain Meeting to be held on August 17, 2007 at the Metropolitan Hotel, 2nd Floor, 645 Howe Street, Vancouver, British Columbia, Canada at the time and for the purposes set forth in the accompanying Morgain Notice of Meeting; and

(b) the Aurogin Meeting to be held on August 17, 2007 at 330 Bay Street, 3rd Floor, Toronto, Ontario, Canada at the time and for the purposes set forth in the accompanying Aurogin Notice of Meeting.

The solicitation of proxies by management of Morgain and Aurogin will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of each of Morgain and Aurogin. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, Amalgamations have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting shares in the capital of each of Morgain and Aurogin held on record by such persons and each of Morgain and Aurogin may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. Morgain and Aurogin will bear their respective costs in respect of the solicitation of proxies for their respective Meetings.

Appointment of Proxyholders

Morgain

The individuals named in the accompanying form of proxy are officers and/or directors of Morgain. Each Morgain Shareholder has the right to appoint a person or company, who need not be a Morgain Shareholder, to attend and act for such shareholder on the shareholder's behalf at the Morgain Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Morgain Shareholders may wish to vote by proxy whether or not they are able to attend the Morgain Meeting in person. Registered Morgain Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of PCTC, Morgain's transfer agent, by fax to 604-689-8144, by mail or by hand at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Morgain Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form must be executed by the Morgain Shareholder or his attorney authorized in writing, or if a Morgain Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person's capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax, internet, telephone voting, or by hand, as set out in the Morgain form of proxy are the only methods by which a Morgain Shareholder may appoint a person as proxy other than a director or officer of Morgain named on the form of proxy.

Aurogin

The individuals named in the accompanying form of proxy are officers and/or directors of Aurogin. Each Aurogin Shareholder has the right to appoint a person or company, who need not be a Aurogin Shareholder, to attend and act for such shareholder on the shareholder's behalf at the Aurogin Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person or company in the blank spaces provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.

Aurogin Shareholders may wish to vote by proxy whether or not they are able to attend the Aurogin Meeting in person. Registered Aurogin Shareholders electing to submit a proxy must complete, date and sign the attached form of proxy and deliver it to the office of Equity Transfer, Aurogin's transfer agent, by mail at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 or by hand at Suite 400, 200 University Avenue, Toronto, Ontario, M5H 4H1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Aurogin Meeting or the adjournment thereof at which the proxy is to be used.

The proxy form must be executed by the Aurogin Shareholder or his attorney authorized in writing, or if a Aurogin Shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person's capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Submitting a proxy by mail, fax or by hand are the only methods by which a Aurogin Shareholder may appoint a person as proxy other than a director or officer of Aurogin named on the form of proxy.

Voting of Proxies

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Morgain Shares or Aurogin Shares, as the case may be, represented thereby in accordance with the instructions of the Morgain Shareholder or Aurogin Shareholder on any ballot that may be called for. If the Morgain Shareholder or Aurogin Shareholder has specified a choice with respect to any matter to be acted upon, their respective Morgain Shares or Aurogin Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Morgain Meeting or Aurogin Meeting, as the case may be.

In respect of a matter for which a choice is not specified in the respective proxy, the nominees named in the accompanying forms of proxy will vote the Morgain Shares or Aurogin Shares represented by the respective proxy at their own discretion for the approval of such matter.

Advice to Beneficial (Non-Registered) Shareholders

The information set forth in this section is of significant importance to many Morgain Shareholders and Aurogin Shareholders, as a substantial number of such shareholders do not hold their shares in their own name. Shareholders who do not hold their Morgain Shares or Aurogin Shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of Morgain and Aurogin as the registered holders of Morgain Shares and Aurogin Shares, respectively, can be recognized and acted upon at the Morgain Meeting and Aurogin Meeting, as the case may be. If Morgain Shares or Aurogin Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of Morgain or Aurogin. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the appropriate Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the forms of proxy provided to registered shareholders by Morgain and Aurogin. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the forms of proxy provided by Morgain and Aurogin. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the appropriate Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of either Morgain or Aurogin) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the appropriate Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the appropriate Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote shares directly at the appropriate Meeting - the voting instruction form must be returned to ADP well in advance of the appropriate Meeting in order to have the shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meetings for the purposes of voting shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the appropriate Meeting as proxyholder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend at the respective Meeting and indirectly vote their shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the appropriate Meeting and vote their shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder of Morgain and Aurogin who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or

attorney duly authorized, and by delivering the proxy bearing a later date to PCTC or at the address of the registered office of Morgain at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1L2, or to PCTC or at the registered office of Aurogin at Suite 1101, 55 University Avenue, Toronto, Ontario M5J 2H7, as the case may be, at any time up to and including the last business day that precedes the day of the applicable Meeting or, if the Meetings are adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the applicable Meeting on the day of the Meetings or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered Morgain Shareholder or Aurogin Shareholder personally attending the applicable Meeting and voting their shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INFORMATION CONCERNING THE MEETINGS

Time, Date and Place

Morgain

The Morgain Meeting will be held at the Metropolitan Hotel, 2nd Floor, 645 Howe Street, Vancouver, British Columbia, Canada on Friday, August 17, 2007 at 10:00 a.m. (Pacific Daylight Time) as set forth in the Morgain Notice of Meeting.

Aurogin

The Aurogin Meeting will be held at 330 Bay Street, 3rd Floor, Toronto, Ontario, Canada on Friday, August 17, 2007 at 10:00 a.m. (Eastern Daylight Time) as set forth in the Aurogin Notice of Meeting.

Record Date and Shares Entitled to Vote

Morgain

At the close of business on Morgain's Record Date as at June 20, 2007 there were 72,629,908 Morgain Shares outstanding. Morgain Shareholders of record at the close of business on the Record Date are entitled to receive notice of, and to vote at, the Morgain Meeting.

Aurogin

At the close of business on Aurogin's Record Date as at July 18, 2007 there were 66,561,387 Aurogin Shares outstanding. Aurogin Shareholders of record at the close of business on the Record Date are entitled to receive notice of the Aurogin Meeting.

Matters to be Considered

Morgain

At the Morgain Meeting, the Morgain Shareholders will be asked to consider and vote upon:

(a) the Morgain Amalgamation Resolution;

(b) the Stock Option Plan Resolution; and

(c) such other matters as may properly come before the Morgain Meeting.

The Morgain Board of Directors unanimously recommends that Morgain Shareholders vote IN FAVOUR of the Morgain Amalgamation Resolution and the Stock Option Plan Resolution. See "The Amalgamation" and "Adoption of Stock Option Plan".

It is a mutual condition of the completion of the Amalgamation that the Morgain Amalgamation Resolution be approved by the Morgain Shareholders at the Morgain Meeting.

Aurogin

At the Aurogin Meeting, the Aurogin Shareholders will be asked to consider and vote upon:

(a) the Aurogin Amalgamation Resolution;

(b) the Stock Option Plan Resolution; and

(c) such other matters as may properly come before the Aurogin Meeting.

The Aurogin Board of Directors unanimously recommends that Aurogin Shareholders vote IN FAVOUR of the Aurogin Amalgamation Resolution and the Stock Option Plan Resolution. See "The Amalgamation" and "Adoption of Stock Option Plan".

It is a mutual condition of the completion of the Amalgamation that the Aurogin Amalgamation Resolution be approved by the Aurogin Shareholders at the Aurogin Meeting.

Principal Shareholders

Morgain

As at the Record Date, to the knowledge of the directors and officers of Morgain, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Morgain Shares.

Aurogin

As at the Record Date, to the knowledge of the directors and officers of Aurogin, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Aurogin Shares.

Quorum and Votes Required for Certain Matters

Morgain

The presence of one person entitled to vote at meetings of Morgain Shareholders, either as a shareholder or proxyholder, and holding or representing more than 5% of the Morgain Shares entitled to vote at the Morgain Meeting, will constitute a quorum for the Morgain Meeting.

The Morgain Amalgamation Resolution requires the affirmative vote of not less than two thirds of the votes cast by Morgain Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Morgain Meeting. The Stock Option Plan Resolution requires the affirmative vote of a majority of the votes cast by Morgain Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Morgain Meeting.

Aurogin

The presence of two persons entitled to vote at meetings of Aurogin Shareholders, either as shareholders or proxyholders, and holding or representing more than 15% of the Aurogin Shares entitled to vote at the Aurogin Meeting, will constitute a quorum for the Aurogin Meeting.

The Aurogin Amalgamation Resolution requires the affirmative vote of not less than two thirds of the votes cast by Aurogin Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Aurogin Meeting. In addition, in accordance with Rule 61-501, the Amalgamation must also be approved by a majority of the votes entitled to be voted in person or by proxy by Aurogin Shareholders, other than Aurogin Shares held by Mr. John H. Paterson (holder of 1,381,420 Aurogin Shares) who is a director and officer of Aurogin and is, pursuant to an agreement between Aurogin and Mr. Paterson dated June 20, 2007, entitled to a severance payment upon the effective date of the Amalgamation. The number of Aurogin Shares expected to be excluded from the vote as a result is 1,381,420 Aurogin Shares. See " Securities Laws Considerations – Rule 61-501" and "Particulars of Other Matters to be Acted Upon – The Amalgamation – Interests of Certain Persons in the Amalgamation – Aurogin". The Stock Option Plan Resolution requires the affirmative vote of a majority of the votes cast by Aurogin Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at the Aurogin Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON
THE AMALGAMATION

The Amalgamation will result in the combination of Morgain and Aurogin and their respective businesses and assets to form one new corporate entity called Castle Gold Corporation.

Approval of Amalgamation Resolution

At the Morgain Meeting, the Morgain Shareholders will be asked to approve the Morgain Amalgamation Resolution, the text of which is set out in Appendix A. At the Aurogin Meeting, Aurogin Shareholders will be asked to approve the Aurogin Amalgamation Resolution, the text of which is also set out in Appendix A.

Amalgamation Agreement

General

The Companies have entered into the Amalgamation Agreement, which is dated for reference as of July 18, 2007. Pursuant to the Amalgamation Agreement, on the effective date of the Amalgamation, Morgain and Aurogin will amalgamate pursuant to the provisions of the CBCA. The Amalgamation Agreement includes the following terms and conditions:

1. The name of the resulting amalgamated company will be "Castle Gold Corporation" or such other name as approved by the TSX-V and the directors of the amalgamated company;

2. The unissued shares of each of the Companies will be cancelled;

3. The authorized capital of Castle Gold will consist of an unlimited number of common shares without par value.

4. On the Effective Date of the Amalgamation, each Morgain Shareholder (other than a Morgain Shareholder who exercised Dissent Rights) will receive one Castle Gold Share for every two Morgain Shares held; and each Aurogin Shareholder (other than an Aurogin Shareholder who exercised Dissent Rights) will receive one Castle Gold Share for every two Aurogin Shares held;

5. The Companies acknowledge, by virtue of contractual provisions, that upon completion of the Amalgamation, the holders of the Morgain Warrants and Morgain Stock Options will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two Morgain Shares for which the Morgain Warrants and Morgain Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Morgain Share and with the same term as specified in the Morgain Warrants and Morgain Stock Options;

6. The Companies acknowledge, by virtue of contractual provisions, that upon completion of the Amalgamation, the holders of the Aurogin Warrants and Aurogin Stock Options will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two Aurogin Shares for which the Aurogin Warrants and Aurogin Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Aurogin Share and with the same term as specified in the Aurogin Warrants and Aurogin Stock Options;

7. The Form 9 – Articles of Amalgamation, By-laws of Castle Gold and the Castle Gold Stock Option Plan are as set out in Schedules "A", "B", and "C" of the Amalgamation Agreement, which is attached as Appendix B hereto;

8. The first directors of Castle Gold will be Chester Millar, Christopher Babcock, Rodrigo Sanchez-Mejorada V., John Paterson, Darren Koningen, Richard Adams and Edward Thompson; and

9. The first officers of Castle Gold will be Chester Millar (Chairman), Christopher Babcock (President and Chief Executive Officer), Michael Farrant (Chief Financial Officer), Darren Koningen (Vice President Operations) and Sharon Fleming (Corporate Secretary).

In the Amalgamation Agreement, the Companies also provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs. All expenses incurred in connection with the Amalgamation and the transactions contemplated thereby will be paid by the party incurring such expenses.

Under the Amalgamation Agreement, Morgain has agreed to seek the approval of its shareholders to the Amalgamation Agreement and the transactions contemplated thereunder by Special Resolution under the CBCA. Morgain has agreed to use all reasonable commercial efforts to obtain all necessary shareholder and regulatory approvals, to the Amalgamation.

Under the Amalgamation Agreement, Aurogin has agreed to seek the approval of its shareholders to the Amalgamation Agreement and the transactions contemplated thereunder by Special Resolution under the CBCA. Aurogin has agreed to use all reasonable commercial efforts to obtain all necessary shareholder and regulatory approvals to the Amalgamation.

Until the closing of the Amalgamation, the Companies have each agreed, among other things, to conduct their respective businesses in the ordinary course, consistent with existing practice, and not to incur any obligation, expenditures or liability, other than those relating to the maintenance of their corporate existence, the Amalgamation and the Morgain Meeting and the Aurogin Meeting, respectively, except with the written consent of the other party.

Termination

The Amalgamation Agreement may be terminated at any time prior to the Effective Date, in the circumstances specified in the Amalgamation Agreement, including: (a) in the event the conditions precedent to closing of the Amalgamation Agreement are not satisfied, or waived by the party to whom they are of benefit prior to closing; (b) by unanimous agreement; (c) by one of the parties in the event of a material adverse change in the other Company, (d) if notices of dissent in respect of an aggregate of 5% or more of the outstanding Morgain Shares or Aurogin Shares are received unless the Companies mutually agree not to terminate the Amalgamation Agreement; (e) by Aurogin if the Morgain Shareholders fail to approve the Morgain Amalgamation Resolution; (f) by Morgain if the Aurogin Shareholders fail to approve the Aurogin Amalgamation Resolution; and (g) if any of the conditions precedent contained in the Amalgamation Agreement for the benefit of either party, have not been fulfilled or performed by the other party on or before the Effective Date and such condition has not been waived by the parties in accordance with the provisions of the Amalgamation Agreement.

Break Fee

In the event that either Morgain or Aurogin (the "Defaulting Party") terminates or otherwise fails to proceed with the Amalgamation as a result of the decision of its respective Board of Directors to change its recommendation to its shareholders to approve the Amalgamation, the acceptance of a competitive offer, or a default of its obligations under the Amalgamation Agreement (each a "Defaulting Event"), then the Defaulting Party must pay the other party (the "Non-Defaulting Party"), an amount (the "Break Fee") in cash equal to 3% of the market capitalization of the Defaulting Party, determined as of the close of business on the last business date prior to the date on which the Defaulting Event occurred. Such payment shall be in immediately available funds to an account designated by the Non-Defaulting Party and must be made concurrently with such termination or failure to proceed. For certainty, a Break Fee will not be payable by a Defaulting Party in the event that any of the conditions precedent for the benefit of the Defaulting Party contained in the Amalgamation Agreement have not been met or waived by the Non-Defaulting Party.

Amendment

At any time before the Effective Date, the Amalgamation Agreement may be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of their respective Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for performance of any of the obligations or acts of the parties;

(b) waive any inaccuracies or modify any representation contained therein or any document to be delivered pursuant to the Amalgamation Agreement; or

(c) waive compliance with or modify any of the covenants herein contained or waive or modify performance of any of the obligations of the parties,

but, notwithstanding the foregoing, the Share Exchange Ratio shall not be amended without the approval of the Morgain Shareholders and the Aurogin Shareholders given in the same manner as required for the approval of the Amalgamation and in accordance with all applicable corporate and securities laws.

Effective Date and Conditions of Amalgamation

Effective Date

If the Morgain Amalgamation Resolution and the Aurogin Amalgamation Resolution are passed, every requirement of the CBCA relating to the Amalgamation has been complied with and all other conditions are met or waived, the Amalgamation will become effective on the date (the "Effective Date") of the filing with the Director of Industry Canada of a Form 9 (CBCA) – Articles of Amalgamation and the issuance of a Certificate of Amalgamation by the Director of Industry Canada, expected to be no later than August 31, 2007.

Conditions Precedent to the Amalgamation

Mutual Conditions

The completion of the Amalgamation is subject to certain conditions precedent which are for the mutual benefit of Morgain and Aurogin which include, but are not limited to:

1. the Amalgamation Agreement shall have been approved by special resolutions approved by Morgain Shareholders at the Morgain Meeting and by Aurogin Shareholders at the Aurogin Meeting passed at general meetings;

2. the Companies shall not have received notices of dissent with respect to the Amalgamation from shareholders who hold in the aggregate more than 5% of the issued common shares of either Morgain or Aurogin. The Companies may mutually agree to waive this condition;

3. the Form 9 (CBCA) – Articles of Amalgamation and other documents as are required shall have been delivered to the Director of Industry Canada for registration;

4. the Amalgamation shall have been accepted by the TSX-V on or before August 31, 2007; and

5. the Amalgamation shall have been effected on or before December 31, 2007 or such other date as may be mutually agreed to by the parties in writing.

Morgain's Conditions Precedent

The obligations of Morgain to complete the Amalgamation is subject to the satisfaction on or before the Effective Date of certain conditions precedent which are for the sole benefit of Morgain, which include, but are not limited to:

1. each of the acts and undertakings of Aurogin to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed and there has been no material breach of such terms by Aurogin;

2. no change, fact or circumstance has occurred in the affairs, operations or business of Aurogin from and after the date of execution of the Amalgamation Agreement which, in Morgain's reasonable opinion, is materially adverse to Morgain's interest in proceeding with the Amalgamation;

3. the representations and warranties of Aurogin contained in the Amalgamation Agreement are true in all material respects immediately prior to the Effective Date; and

4. there has been no material breach of the terms of the Amalgamation Agreement by Aurogin.

Aurogin's Conditions Precedent

The obligations of Aurogin to complete the Amalgamation is subject to the satisfaction on or before the Effective Date of certain conditions precedent which are for the sole benefit of Aurogin, which include, but are not limited to:

1. each of the acts and undertakings of Morgain to be performed on or before the Effective Date pursuant to the terms of the Amalgamation Agreement shall have been duly performed and there has been no material breach of such terms by Morgain;

2. no change, fact or circumstance has occurred in the affairs, operations or business of Morgain, from and after the date of execution of the Amalgamation Agreement which, in Aurogin's reasonable opinion, is materially adverse to Aurogin's interest in proceeding with the Amalgamation;

3. the representations and warranties of Morgain contained in the Amalgamation Agreement are true in all material respects immediately prior to the Effective Date; and

4. there has been no material breach of the terms of the Amalgamation Agreement by Morgain.

Notwithstanding the approval of the Morgain Amalgamation Resolution by Morgain Shareholders and the approval of the Aurogin Amalgamation Resolution by Aurogin Shareholders, the Amalgamation Resolutions authorize the directors of the Morgain and Aurogin, respectively, to abandon the transactions contemplated by the Amalgamation Agreement without further approval from their respective Shareholders, subject to the terms of the Amalgamation Agreement.

Directors and Officers of Castle Gold

The Companies have agreed under the Amalgamation Agreement that on the Effective Date the board of directors of Castle Gold will consist of seven (7) directors comprised of Chester Millar, Christopher Babcock, Rodrigo Sanchez-Mejorada V., Darren Koningen, Richard Adams, John Paterson and Edward Thompson. The following

table and notes thereto sets forth the names of each person who is to be a director or officer of Castle Gold, the municipality in which he is ordinarily resident, positions to be held by such person, his principal occupation and the number of Castle Gold Shares beneficially to be held following the completion of the Amalgamation.

Name, Province and Country of Residence and Position Post-Amalgamation	Principal Occupation During the Past Five Years[1]	No. of Castle Gold Shares to be Held[2]
CHESTER F. MILLAR British Columbia Canada *Chairman and Director*	Director of Morgain from February 26, 2004 to present; Chairman of Morgain from January 19, 2005 to present; President, Chairman of Glamis Ltd. from 1985 to 1988; Chairman of Eldorado Gold Corporation from 1992 to 1997.	1,879,333 Shares
CHRISTOPHER E. BABCOCK Washington, USA *President, Chief Executive Officer and Director*	President and Chief Executive Officer of Morgain from July 19, 2006 to present; Director of Morgain from June 18, 2004 to present; Mexico Operations Manager for Morgain from March 2004 to July 2006; Manager for Mexico for Alamos Gold Inc. from 2001 to 2004.	358,000 Shares
RODRIGO SANCHEZ-MEJORADA V. Mexico *Director*	Director of Morgain from February 22, 2007 to present; Managing Partner, law firm of Sanchez, Mejorada – Velasco y Ribe for the last five years..	Nil Shares
DARREN M. KONINGEN Ontario, Canada *Vice President, Operations and Director*	Vice President, Engineering of Morgain from November 21, 2006 to present; Director of Morgain from June 29, 2006 to present; Vice-President, Engineering of Aurogin from October 2005 to present; Independent Metallurgical Consultant from 2000 to 2005.	611,500 Shares
RICHARD J. ADAMS Ontario, Canada *Director*	Mining Consultant; Vice-President, Corporate Development and Director, Aurogin from August 2005 to present; Director, Morgain from June 2006 to present; Vice-President, Corporate Development Morgain form November 2006 to June 2007; Vice-President Mining, Forbes & Manhattan from October 2004 to January 2006; Managing Consultant, Hatch Associates from May 2001 to September 2004.	446,737 Shares
JOHN H. PATERSON Ontario, Canada *Director*	President, Chief Executive Officer and Director of Aurogin from April 2002 to present; President and Chief Executive Officer of Geomaque Explorations Ltd from 1991 to 2001.	690,710 Shares
EDWARD G. THOMPSON Ontario, Canada *Director*	President of E.G. Thompson Mining Consultants Inc.	734,250 Shares

Name, Province and Country of Residence and Position Post-Amalgamation	Principal Occupation During the Past Five Years[1]	No. of Castle Gold Shares to be Held[2]
MICHAEL H. FARRANT Ontario, Canada *Chief Financial Officer*	Vice President, Finance and Chief Financial Officer of Aurogin from July 2006 to present; Financial Consultant for Centerra Gold Inc. from March 2006 to June 2006; Vice President and Treasurer of Kinross Gold Corporation ("Kinross") from June 2005 to February 2006; Treasurer of Kinross from April 2004 to May 2005; Operations Controller of Kinross from January 2003 to March 2004; Corporate Controller of Barrick Gold Corporation from November 1997 to June 2002.	151,250 Shares
SHARON L. FLEMING British Columbia, Canada *Corporate Secretary*	Principal, Fleming & Associates from August 1994 to present; Corporate Secretary of Morgain from June 18, 2004 to present.	Nil Shares

(1) Includes occupations for preceding five years.

(2) The approximate number of voting shares of Castle Gold to be beneficially owned, directly or indirectly, or over which control or direction will be exercised on a post-Amalgamation basis based upon the number of Morgain Shares and Aurogin Shares owned as at the date of this Circular.

Upon completion of the Amalgamation, the proposed directors and executive officers of Castle Gold will, as a group, beneficially own, directly or indirectly, or exercise control and direction over, a total of 4,871,780 Castle Gold Shares, which will represent approximately 6.94% of the Castle Gold Shares then issued and outstanding.

Effect of the Amalgamation Upon Shareholders

As a result of the Amalgamation, Morgain Shareholders will receive one Castle Gold Share for every two Morgain Shares held, and Aurogin Shareholders will receive one Castle Gold Share for every two Aurogin Shares held.

Castle Gold will hold all of the assets of Morgain and Aurogin. It is expected that the issued share capital of Castle Gold following completion of the Amalgamation will consist of approximately 70,195,647 Castle Gold Shares of which Morgain Shareholders will hold 36,814,954 Castle Gold Shares (52.45%) and Aurogin Shareholders will hold 33,380,693 Castle Gold Shares (47.55%). Approximately 84,085,967 Castle Gold Shares will be outstanding on a fully diluted basis; assuming the exercise of all options and warrants of Morgain or Aurogin, outstanding as at the date of this Circular, but excluding the balance of 2,146,064 Castle Gold Stock Options that would be eligible to be granted under the Castle Gold Stock Option Plan and 350,000 Castle Gold shares which may be issued representing contingent Guatemalan property payments on certain of Aurogin's properties. On such a fully diluted basis, Morgain Shareholders will own approximately 51.30% of Castle Gold and Aurogin Shareholders will own approximately 48.70% of Castle Gold, post-Amalgamation.

An application has been made to the TSX-V for acceptance of the Amalgamation and to have the Castle Gold Shares listed on the TSX-V.

Castle Gold will continue to explore and develop Morgain and Aurogin's properties. See "Information Concerning Castle Gold Following Completion of the Amalgamation" for disclosure about the operations of Castle Gold.

Interests of Certain Persons in the Amalgamation

In considering the recommendations of the Morgain Board and the Aurogin Board to vote in favour of the matters discussed in this Circular, shareholders of Morgain and Aurogin should be aware that some of the directors and executive officers of Morgain and Aurogin may have interests in the Amalgamation that are different from, or in addition to, the interests of shareholders of Morgain and Aurogin generally.

Morgain

Upon completion of the Amalgamation, the following directors of Morgain will become directors of Castle Gold: Chester Millar, Christopher Babcock, Rodrigo Sanchez-Mejorada V., Richard Adams and Darren Koningen. Upon completion of the Amalgamation, the following officers of Morgain will become officers of Castle Gold: Sharon Fleming (Corporate Secretary), Darren Koningen (Vice President, Operations and Director), Christopher Babcock (President, Chief Executive Officer and Director) and Chester Millar (Chairman and Director).

Upon completion of the Amalgamation, the officers and directors of Morgain who will become officers and directors of Castle Gold will receive Castle Gold Stock Options in exchange for Morgain Stock Options currently held by them.

The directors and executive officers of Morgain own an aggregate of 1,930,683 Aurogin Shares.

Aurogin

Upon completion of the Amalgamation, Richard Adams, John Paterson and Edward Thompson, directors of Aurogin will be appointed as directors of Castle Gold. Upon completion of the Amalgamation, the following officers of Aurogin will become officers of Castle Gold: Michael Farrant (Chief Financial Officer) and Darren Koningen (Vice President, Operations and Director).

Upon completion of the Amalgamation, the directors and officers of Aurogin who will become directors and officers of Castle Gold will receive Castle Gold Stock Options in exchange for the Aurogin Stock Options currently held by them.

Pursuant to an agreement between Aurogin and Mr. John H. Paterson dated June 20, 2007, Aurogin agreed to pay to Mr. Paterson a severance payment in the amount of $120,000 upon the occurrence of one or more of certain events, including the consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Aurogin or any of its affiliates and another corporation or other entity, as a result of which the holders of Aurogin Shares prior to the completion of the transaction hold less than 50% of the outstanding common shares of the successor corporation after the completion of the transaction. Upon the completion of the Amalgamation between Aurogin and Morgain, this severance payment will become due and payable to Mr. Paterson at the rate of $10,000 per month for 12 months. See "Appendix F Information Concerning Aurogin – Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".

See "The Amalgamation Agreement - Treatment of Warrants and Options of Morgain and Aurogin" and "Information Concerning Castle Gold Following Completion of the Amalgamation".

The directors and executive officers of Aurogin own an aggregate of 303,291 Morgain Shares.

Reasons for the Amalgamation

On February 26, 2007, as amended April 20, 2007, Morgain and Aurogin entered into a letter agreement, pursuant to which Morgain and Aurogin agreed that:

1. Morgain and Aurogin would amalgamate to form Castle Gold; and

2. holders of Morgain Shares would receive one Castle Gold Share for each two Morgain Shares held and holders of Aurogin Shares would each receive one Castle Gold Share for each two Aurogin Shares held.

The parties subsequently entered into the Amalgamation Agreement. The amalgamation between Morgain and Aurogin pursuant to the Amalgamation Agreement was negotiated by Morgain and Aurogin on the basis that shareholders of Morgain and Aurogin would benefit from combining Morgain and Aurogin's assets to create operating efficiency with emphasis on production from the El Sastre gold mine in Guatemala, and the advancement towards near term production of the El Castillo gold property in Mexico and from realizing the synergies of the combined operations of the companies. See "Benefits of the Amalgamation". Morgain and Aurogin believe that the Amalgamation is in the best interests of their respective shareholders for numerous reasons, but in particular the Companies believe that amalgamating their properties in one entity will create the best prospects for enhancement of long-term value for shareholders. The benefits of the Amalgamation are summarised below.

In determining the number of Castle Gold Shares to be issued in exchange for the Morgain Shares and the Aurogin Shares, respectively, the boards of directors of Morgain and Aurogin each retained independent advisors to provide a fairness opinion to each of them in respect of the Amalgamation

Benefits of the Amalgamation

The Morgain Board and the Aurogin Board believe that the Amalgamation will have the following anticipated benefits for their respective shareholders:

(a) the Amalgamation is a key step in the growth of Castle Gold to become a growth-oriented emerging North American gold producer.

(b) the Amalgamation will combine the mineral property interests of Morgain and Aurogin in Mexico, Guatemala and North America to create operating efficiency with emphasis on production from the El Sastre gold mine in Guatemala, and the advancement towards near term production of the El Castillo gold property in Mexico;

(c) the Amalgamation will yield benefits to the shareholders of Castle Gold by providing a greater asset base and capitalization, creating operating synergies and efficiency, reducing overhead and creating a broader share trading market with the potential for greater liquidity;

(d) the Amalgamation will allow Castle Gold to proceed with an aggressive exploration program throughout the extensive and prospective land packages located in Mexico, Guatemala and the United States;

(e) the combined company will be well positioned for internal growth and have the financial strength and flexibility to take advantage of further consolidation and acquisition opportunities in the gold mining industry;

(f) the combined company will have an experienced and entrepreneurial management team with significant operating experience; and

(g) the combined company will have a more diversified geographic base, while maintaining low political risk.

The Morgain Board and the Aurogin Board also identified disadvantages associated with the Amalgamation Agreement and the transactions contemplated thereunder, including the fact that their respective shareholders after the Amalgamation will be subject to:

- dilution of their interest in the applicable Company;
- the risk factors applicable to Morgain and Aurogin. See "Risk Factors of the Amalgamation", "Appendix C – Information Concerning Morgain – Risk Factors" and "Appendix F - Information Concerning Aurogin – Risk Factors"; and

- the possibility that there may be adverse tax consequence to certain holders of securities of Morgain. See "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Consequences".

Each of the Morgain Board and the Aurogin Board determined that the benefits of the Amalgamation far outweighed the disadvantages.

Morgain Background and Reasons for the Amalgamation

During 2005, the management and Board of Morgain discussed the possibility and merits of a growth strategy based on the acquisition of additional advanced properties or the acquisition of companies with advanced properties or properties in production. In the third quarter of 2005, Morgain focused its attention on Aurogin, which in August 2005 had publicly announced it had received environmental approval for its El Sastre Gold Project in Guatemala. After careful consideration, Morgain decided not to merge with Aurogin at the time, but to wait until Aurogin had sufficiently advanced El Sastre. However, Morgain believed that Aurogin represented an attractive investment opportunity and in October 2005, Morgain acquired 1,000,000 Aurogin Shares for $150,000 by way of a private placement. Morgain has since disposed of all of the Aurogin Shares which it acquired.

In January 2006, several directors of Morgain conducted a site visit of the El Sastre project to review project development and to reopen merger discussions with Aurogin. Again, Morgain decided not to pursue a merger with Aurogin but to wait until El Sastre development had progressed. To expedite project development, Morgain agreed to assist Aurogin in designing and constructing a heap-leach operation at El Sastre.

In January 2007, Morgain entered into a confidentiality agreement with Aurogin and a formal due diligence review of Aurogin was conducted, including a further site visit to the El Sastre Project in February 2007 by several directors of Morgain.

On March 5, 2007, Morgain and Aurogin announced that a letter of intent had been entered into subject to due diligence, regulatory approvals, definitive documentation and other conditions to combine the businesses and assets of the two companies.

Subsequently, effective July 18, 2007, Morgain and Aurogin entered into a definitive Amalgamation Agreement to combine the companies to form Castle Gold Corporation.

As part of its growth strategy, Morgain evaluated numerous advanced properties and companies from 2005 to 2007 and entered into confidentiality agreements with several companies with assets capable of increasing shareholder value. Of these companies, Aurogin was deemed to offer Morgain the most benefits, including:

- **Increased, low-cost gold production** – The El Sastre project is forecast to produce 20,000 to 30,000 ounces of gold per year, half of which will be attributed to Castle Gold. The El Sastre project's low operating costs are expected to materially reduce Castle Gold's overall cash costs, making Castle Gold a competitive low-cost producer in the sector.

- **Increased exploration potential** – the combination of Aurogin's prospective exploration portfolio in Guatemala and the U.S.A. and Morgain's Mexican properties is expected to provide considerable exploration upside potential for shareholders.

- **Well-diversified portfolio** – the addition of Aurogin's Guatemalan and U.S. projects will add geographic diversity to Morgain's Mexican assets.

- **Increased liquidity and diversification of shareholder base** – the creation of a larger company is expected to create greater liquidity for shareholders and to be more attractive to institutional investors.

- **Strengthened management team** – Aurogin management and Board financed, permitted, engineered and constructed a gold mine in under two years. This team will assist Morgain in advancing its Mexican assets.

Morgain has not obtained and did not obtain with the previous 24 months a valuation with respect to the Amalgamation. Morgain is relying upon the exemption provided in section 5.5.3 of Rule 61-501 from the requirement to obtain a valuation with respect to the Amalgamation, as the Morgain Shares are not listed on the Toronto Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market or a stock exchange outside of Canada and the United States.

Recommendation of the Morgain Board

The Morgain Board of Directors has unanimously approved the Amalgamation and the Amalgamation Agreement and unanimously recommends that the Morgain Shareholders vote **IN FAVOUR** of the Morgain Amalgamation Resolution at the Morgain Meeting. In recommending that the Morgain Shareholders vote in favour of the Morgain Amalgamation Resolution, the Morgain Board considered, among other things, the expected benefits of the Amalgamation as well as the following factors:

(a) the financial analysis provided by McKnight & Glanville to the Morgain Board and the opinion of McKnight & Glanville that, as of April 21, 2007, the Share Exchange Ratio is fair, from a financial point of view, to the Morgain Shareholders;

(b) for Canadian federal income tax purposes, Morgain Shareholders who hold their Morgain Shares as capital property generally are expected to be able to exchange their Morgain Shares for Castle Gold Shares under the Amalgamation without realizing a capital gain or loss under the Tax Act (see "Canadian Federal Income Tax Considerations");

(c) Aurogin, Morgain and Castle Gold have agreed to report the Amalgamation as a transaction that qualifies as a tax-deferred reorganization within the meaning of Code section 378(a)(1)(A) for U.S. tax purposes. Notwithstanding this, the U.S. Holders of Morgain Shares cannot be given assurances that the Amalgamation will, in fact, qualify as a Tax-Deferred Transaction to them. Each U.S. Holder should consult its own advisor with respect to the requirements that must be met in order for the Amalgamation to qualify as a Tax-Deferred Transaction with respect to the U.S. Holder. Assuming the Amalgamation qualifies as a Tax-Deferred Transaction with respect to the U.S. Holders, the following are the U.S. tax consequences: (1) no gain or loss should be recognized by the U.S. Holder that exchanges its Morgain Shares for Castle Gold Shares pursuant to the Amalgamation; (2) the tax basis of a U.S. Holder for the Castle Gold Shares acquired in exchange for the Morgain Shares shall be equal to such U.S. Holder's tax basis in the Morgain Shares; and (3) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for Morgain Shares should include such U.S. Holder's holding period for the Morgain Shares exchanged. Alternatively, the Amalgamation may be treated as a taxable transaction to U.S. Holders for U.S. federal income tax purposes as a result of the U.S. passive foreign investment company rules discussed below, with the following U.S. federal income tax consequences to the U.S. Holders: (1) a U.S. Holder recognizes a gain or loss in an amount equal to the difference between the fair market value of the Castle Gold Shares received by the U.S. Holder and the tax basis of such U.S. Holder in the Morgain Shares; (2) the tax basis of a U.S. Holder in the Castle Gold Shares should be equal to the fair market value of the Castle Gold Shares; and (3) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for the Morgain Shares, begins on the day after the date of receipt of the Castle Gold Shares;

(d) information provided in respect of Aurogin with respect to its assets and properties;

(e) information provided in respect of Aurogin with respect to its historical and current financial condition, business and operations; and

(f) the anticipated size, financial strength and market liquidity of Castle Gold subsequent to the Amalgamation.

This discussion of the information and factors considered and given weight by the Morgain Board is not intended to be exhaustive, but is believed to include all material factors considered by the Morgain Board. In reaching the determination to approve and recommend the resolutions relating to the Amalgamation, the Morgain Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Aurogin Background and Reasons for the Amalgamation

In the third quarter of 2005, Aurogin hired a Vice President of Corporate Development to evaluate and pursue strategic alternatives to create long-term value for Aurogin shareholders. As part of the evaluation process, dialogue was opened with Morgain and, after expressions of interest from Morgain, Morgain acquired 1,000,000 shares of Aurogin for $150,000 by way of a private placement.

In January 2006, two directors of Aurogin conducted a site visit of Morgain's El Castillo project to review project development and to open merger discussions. Aurogin decided not to pursue a merger with Morgain at the time but to wait until the bulk tests at El Castillo were complete. However, to ensure that dialogue continued between Aurogin and Morgain, Aurogin and Morgain agreed to assist each other in project development.

In January 2007, Aurogin entered into a confidentiality agreement with Morgain and a formal due diligence review of Morgain was conducted.

On March 5, 2007, Aurogin and Morgain announced that a letter of intent had been entered into subject to due diligence, regulatory approvals, definitive documentation and other conditions to combine the businesses and assets of the two companies.

Subsequently, effective July 18, 2007, Aurogin and Morgain entered into a definitive Amalgamation Agreement to combine the companies to form Castle Gold Corp.

As part of its value-creating strategy, Aurogin evaluated numerous advanced properties and companies from 2005 to 2007. Of these companies, Morgain was deemed to offer Aurogin the most benefits, including:

- **Increased gold resources** - measured and indicated gold resources at Morgain's Castillo Project are estimated to exceed 1.0 million contained ounces. In addition, the La Fortuna Project has a historic resource (not NI 43-101 compliant) of nearly 500,000 equivalent ounces of gold (4,451,000 tonnes at an average grade of 2.25 grams per tonne gold, 29.9 g/t silver and 0.23% copper). The above resource estimate cannot be relied upon as it is a historical resource estimate and it is not NI 43-101 compliant and has not been reviewed or verified by an independent qualified person. The combination of Morgain's and Aurogin's projects will create a company with a substantial resource base..

- **Increased gold production** – attributable gold production from Morgain's 100% owned Castillo Project is forecast to be approximately 30,000 ounces per year, when production commences. When combined with Aurogin's 10,000 to 15,000 equity ounces per year from the El Sastre Project, gold production for Castle Gold is expected to approach 50,000 ounces per year.

- **Well-diversified portfolio** – the addition of the Morgain's Mexican projects will add geographic diversity to Aurogin's Guatemalan and U.S. assets.

- **Increased liquidity and diversification of shareholder base** – the creation of a larger company is expected to create greater liquidity for shareholders and to be more attractive to institutional investors.

- **Strengthened management team** – Morgain's management team has been involved in the creation of numerous mines and mining companies. This management team will assist Aurogin in advancing its Guatemalan assets.

Except for the Evans & Evans Valuation Report and Fairness Opinion, Aurogin has not obtained within the previous 24 months a valuation with respect to the Amalgamation.

Recommendation of the Aurogin Board

The Aurogin Board has on the recommendation of the special committee of the Aurogin Board unanimously approved the Aurogin Amalgamation Agreement and the Amalgamation and unanimously recommends that the Aurogin Shareholders vote IN FAVOUR of the Aurogin Amalgamation Resolution at the Aurogin Meeting. In recommending that the Aurogin Shareholders vote in favour of such resolution, the Aurogin Board considered the expected results of the Amalgamation as well as the following factors:

(a) the financial analysis provided by Evans & Evans to the Aurogin Board and the opinion of Evans & Evans that, as of March 31, 2007, the consideration under the Amalgamation is fair, from a financial point of view to the Aurogin Shareholders as a whole;

(b) for Canadian federal income tax purposes, Aurogin Shareholders who hold their Aurogin Shares as capital property generally are expected to be able to exchange their Aurogin Shares for Castle Gold Shares under the Amalgamation without realizing a capital gain or loss under the Tax Act (see "Canadian Federal Income Tax Considerations");

(c) Aurogin, Morgain and Castle Gold have agreed to report the Amalgamation as a transaction that qualifies as a tax-deferred reorganization within the meaning of Code section 378(a)(1)(A) for U.S. tax purposes. Notwithstanding this, the U.S. Holders of Aurogin Shares cannot be given assurances that the Amalgamation will, in fact, qualify as a Tax-Deferred Transaction to them. Each U.S. Holder should consult its own advisor with respect to the requirements that must be met in order for the Amalgamation to qualify as a Tax-Deferred Transaction with respect to the U.S. Holder. Assuming the Amalgamation qualifies as a Tax-Deferred Transaction with respect to the U.S. Holders, the following are the U.S. tax consequences: (1) no gain or loss should be recognized by the U.S. Holder that exchanges its Aurogin Shares for Castle Gold Shares pursuant to the Amalgamation; (2) the tax basis of a U.S. Holder for the Castle Gold Shares acquired in exchange for the Aurogin Shares shall be equal to such U.S. Holder's tax basis in the Aurogin Shares; and (3) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for Aurogin Shares should include such U.S. Holder's holding period for the Aurogin Shares exchanged. Alternatively, the Amalgamation may be treated as a taxable transaction to U.S. Holders for U.S. federal income tax purposes as a result of the U.S. passive foreign investment company rules discussed below, with the following U.S. federal income tax consequences to the U.S. Holders: (1) a U.S. Holder recognizes a gain or loss in an amount equal to the difference between the fair market value of the Castle Gold Shares received by the U.S. Holder and the tax basis of such U.S. Holder in the Aurogin Shares; (2) the tax basis of a U.S. Holder in the Castle Gold Shares should be equal to the fair market value of the Castle Gold Shares; and (3) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for the Aurogin Shares, begins on the day after the date of receipt of the Castle Gold Shares; and

(d) the anticipated size, financial strength and market liquidity of Castle Gold subsequent to the Amalgamation.

In reaching its determination, the Aurogin Board also considered and evaluated, among other things: (i) information with respect to the financial condition, business and operations of each of Morgain and Aurogin on both a historical and pro forma basis; (ii) information with respect to the assets and properties of Morgain and Aurogin; (iii) historical information regarding the trading prices of the Morgain Shares and the Aurogin Shares; (iv) the other terms of the Amalgamation, including the structure of the Amalgamation; (v) the regulatory approval requirements in connection with the Amalgamation; (vi) the availability to Aurogin Shareholders of Dissent Rights; and (vii) the risks associated with the completion of the Amalgamation.

This discussion of the information and factors considered and given weight by the Aurogin Board is not intended to be exhaustive, but is believed to include all material factors considered by the Aurogin Board. In reaching the determination to approve and recommend the Amalgamation Resolution, the Aurogin Board did not assign any relative or specific weight to the factors which were considered, and individual directors may have given a different weight to each factor.

Fairness Opinions

Morgain

On April 21, 2007, McKnight & Glanville delivered their oral report to the Morgain Board to the effect that, as of such date, the Amalgamation was fair, from a financial point of view, to the Morgain Shareholders. McKnight & Glanville subsequently delivered the McKnight & Glanville Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of April 21, 2007, the Amalgamation was fair, from a financial point of view, to the Morgain Shareholders.

In arriving at its opinion McKnight & Glanville, amongst other things reviewed and relied upon, or carried out (as the case may be) the following:

(a) certain publicly available financial and other information concerning Aurogin and Morgain;

(b) correspondence and discussions with directors/officers/management of Aurogin and Morgain regarding a number of items, including current projects, financial conditions, and anticipated impacts of the merger;

(c) relevant stock market information relating to Aurogin and Morgain, as well as that for other companies whose activities are similar to those of Aurogin and Morgain;

(d) certain industry reports and statistics that McKnight & Glanville deemed appropriate;

(e) data related to other transactions of a comparable or similar nature, which McKnight & Glanville considered to be relevant;

(f) discussions and e-mail correspondence with management of each Company to review the mineral exploration, development and production projects of the Companies;

(g) technical reports on some of the mineral properties of Aurogin and Morgain;

(h) a number of marketing reports related to the supply/demand balance and price outlook for gold;

(i) news releases of Aurogin and Morgain;

(j) information on the websites of Aurogin (www.aurogin.com) and Morgain (www.morgainminerals.com);

(k) SEDAR filings of Aurogin and Morgain;

(l) a number of transactions related to the purchase/sale of mining exploration and development projects;

(m) the latest annual reports and draft financial statements of Morgain and Aurogin (to December 31, 2006); and the accompanying management discussions and analyses;

(n) joint venture and option terms on similar or comparable mineral projects;

(o) prior expenditures by Morgain and Aurogin on their mineral exploration properties;

(p) market capitalizations of listed companies with similar or comparable mineral exploration properties;

(q) market capitalizations of Morgain and Aurogin;

(r) working capital positions of Morgain and Aurogin;

(s) share trading histories of Morgain and Aurogin;

(t) details of the outstanding share options and warrants of Aurogin and Morgain; and

(u) such other reviews, calculations, analyses, research and investigations deemed appropriate and relevant in the circumstances.

In preparing the McKnight & Glanville Fairness Opinion, McKnight & Glanville relied upon, and assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations acquired by them from public sources or information provided to them by Morgain and Aurogin. McKnight & Glanville did not attempt to verify independently the accuracy or completeness of such information, data, advice, opinions or representations.

Also in connection with the preparation of the McKnight & Glanville Fairness Opinion, McKnight & Glanville made assumptions with respect to industry performance, general business, market and economic conditions and other matters, and believes their assumptions to be reasonable.

McKnight & Glanville believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors considered by McKnight & Glanville, without considering all factors and analyses together, could be misleading. Accordingly, the complete text of the McKnight & Glanville Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix H. The McKnight & Glanville Fairness Opinion addresses only the fairness of the Amalgamation from a financial point of view and is not and should not be construed as a valuation of Morgain, Aurogin or any of their respective assets or securities or a recommendation to any Morgain Shareholder as to whether to vote in favour of the Amalgamation Resolutions.

Morgain Shareholders are urged to, and should, read the McKnight & Glanville Fairness Opinion in its entirety.

Neither McKnight & Glanville nor any of its affiliates is an insider, associate or affiliate, as those terms are defined in the *Securities Act* (British Columbia), either Morgain or Aurogin or any of their respective associates or affiliates.

McKnight & Glanville was paid a fee upon delivery of the McKnight & Glanville Fairness Opinion to the Morgain Board.

Aurogin

On May 9, 2007, Evans & Evans delivered its written report to the special committee of the Aurogin Board to the effect that, as of such date, the terms of the Amalgamation is fair from a financial point of view, to the Aurogin Shareholders as a whole. Evans & Evans subsequently delivered the Evans & Evans Valuation Report and Fairness Opinion, which concludes that, based upon and subject to the factors referred to therein, as of March 31, 2007 the consideration provided pursuant to the Amalgamation is fair from a financial point of view to the Aurogin Shareholders.

A summary of the Evans & Evans Valuation Report and Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion is attached to this Circular as Appendix H. A complete copy of the Evans & Evans Valuation Report and Fairness

Opinion will be available for review upon request at the Aurogin Meeting The Evans & Evans Valuation Report and Fairness Opinion is not and should not be construed as a recommendation to any Aurogin Shareholder as to whether to vote in favour of the Amalgamation Resolution. Aurogin Shareholders are urged to, and should, read the Evans & Evans Valuation Report and Fairness Opinion in its entirety.

Neither Evans & Evans nor any of its affiliates is an insider, associate or affiliate, as those terms are defined in the *Securities Act* (British Columbia), either Morgain or Aurogin or any of their respective associates or affiliates.

Evans & Evans was paid a fee upon delivery of the Evans & Evans Valuation Report and Fairness Opinion to the Aurogin Board.

In connection with the preparation of the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans relied upon financial and other information, data, advice, opinions and representations obtained by Evans & Evans from public sources or provided to Evans & Evans by the Companies or otherwise pursuant to the engagement of Evans & Evans. The Evans & Evans Valuation Report and Fairness Opinion is conditional upon the facts or representations that were relied upon. Subject to the exercise of their professional judgment and except as expressly described in the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans did not attempt to verify independently the accuracy or completeness of any such information, data, advice, opinions or representations.

In preparing the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans made adjustments to certain assumptions provided by management to reflect its own professional judgment regarding future events. The Evans & Evans Valuation Report and Fairness Opinion has been prepared on the basis of securities markets as well as economic and general business and financial conditions prevailing as at March 31, 2007 (the "Valuation Date") and on the condition and prospects, financial or otherwise, of the Companies as reflected in the information and documents reviewed by Evans & Evans and as represented by executive officers and operating management of the Companies. In conducting its analysis, Evans & Evans made numerous assumptions regarding the impact of general economic and industry conditions on the Companies' future financial results.

The following is a summary of the material terms of the final version of the Evans & Evans Valuation Report and Fairness Opinion dated May 9, 2007. This summary is not intended to be complete and is qualified in its entirety by the full text of the Evans & Evans Valuation Report and Fairness Opinion. Shareholders are urged to read the Evans & Evans Valuation Report and Fairness Opinion carefully and in its entirety. Evans & Evans believes that their analysis, as described in the Evans & Evans Valuation Report and Fairness Opinion, must be considered as a whole and that to focus on specific portions of such analysis and of the factors considered, without considering all analyses and factors, could create an incomplete and misleading view of the processes underlying the Evans & Evans Valuation Report and Fairness Opinion. The Evans & Evans Valuation Report and Fairness Opinion represents the opinion of Evans & Evans.

Definition of Fair Market Value

For the purposes of the Evans & Evans Valuation Report and Fairness Opinion, "fair market value" is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash.

The valuation of both Aurogin and Morgain refers to their "en bloc" value being the price at which all of the common shares could be sold to one or more buyers at the same time.

Scope of Review

In preparing the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans relied on information provided by the management of Aurogin and Morgain and the Companies' auditors as well as publicly available documents and information on the Companies. Documents and sources of information utilized or reviewed by Evans & Evans included the following.

For Aurogin: interviews with key members of Aurogin's management team; a review of Aurogin's press releases for the preceding 24 months, SEDAR filings for the preceding 12 months and share trading price for the preceding 12 months; a review of Aurogin's website; a review of certain material agreements; a review of audited and management prepared financial statements of Aurogin; a review of Aurogin's budgets; a review of various financial data related to Aurogin; a review of independent reports prepared by specialists on Aurogin's mineral properties and financial status; a review of Aurogin's market through various publications; a review of a summary of Aurogin's outstanding securities; and interviews with competitors and a review of financial and stock market trading of such entities where available.

For Morgain: interviews with key members of Morgain's management team; a review of Morgain's press releases for the preceding 24 months, SEDAR filings for the preceding 12 months and share trading price for the preceding 12 months; a review of certain material agreements; a review of Morgain's budgets; a review of Morgain's website; a review of audited and management prepared financial statements of Morgain; a review of various financial data related to Morgain; a review of independent reports prepared by specialists on Morgain's mineral properties and financial status; a review of Morgain's market through various publications; a review of a summary of Morgain's outstanding securities; and interviews with competitors and a review of financial and stock market trading of such entities where available.

Assumptions

Evans & Evans made the following assumptions in completing the Evans & Evans Valuation Report and Fairness Opinion as at the Valuation Date: (1) at the Valuation Date, no specific special purchaser was identified that would pay a premium to purchase 100% of the shares of Morgain or Aurogin; (2) at the Valuation Date, unless otherwise noted in the Evans & Evans Valuation Report and Fairness Opinion, the fair market value of the Companies' assets and liabilities approximate their net carrying values; (3) there is no material change in the financial positions of the Companies between the date of the most recent financial statements (i.e., December 31, 2006) and the Valuation Date (March 31, 2007) unless otherwise noted in the Evans & Evans Valuation Report and Fairness Opinion; (4) all warrants and options "in-the-money" based on the trading price of the Companies as at the Valuation Date are assumed to be exercised at the close of the Amalgamation; (5) there are no known previous formal Valuation Reports on the Companies and/or the mining properties/claims held by the Companies; (6) the Amalgamation is completed on substantially the same terms as those outlined in the Evans & Evans Valuation Report and Fairness Opinion; (7) all conditions precedent to the closing of the Amalgamation will be satisfied in due course; (8) representations made by Aurogin and Morgain as to the number of shares outstanding pre-Amalgamation and post-Amalgamation are accurate; (9) the Companies have satisfactory title to all of the tangible and intangible assets described here in the Evans & Evans Valuation Report and Fairness Opinion and there are no liens or encumbrances on such assets nor have any assets been pledged in any way unless otherwise disclosed in the Evans & Evans Valuation Report and Fairness Opinion or the Companies respective financial statements. The Companies have complied with all government taxation and regulatory practices as well as all aspects of their contractual agreements that would have an effect on the Evans & Evans Valuation Report and Fairness Opinion, and there are no other material agreements entered into by the Companies that are not disclosed in the Evans & Evans Valuation Report and Fairness Opinion; (10) the Companies' financial information and the Companies' historical costing and resource efforts, as provided by the Companies' representatives and management, is assumed to be accurate and complete; and (11) Evans & Evans have assumed that the Companies have no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Evans & Evans Valuation Report and Fairness Opinion, that would affect the evaluation or comments.

Valuation Methodologies

Valuation approaches applicable to determining the value of resource firms are often based on standard income approaches related to cash flows generated from the business and/or liquidation of assets on hand. Valuation approaches applicable to assets that are comprised predominantly of intangible assets such as software and service providers fall into the following general categories:

(a) cost approach;

(b) market approach;

(c) income based approach;

(d) rules of thumb approach; and

(e) a combination of any of the above approaches.

Given the nature and status of Aurogin's overall business operations at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the Evans & Evans that Aurogin should be valued based on a going concern assumption given: (1) Aurogin does have one property in production; (2) Aurogin has been successful in securing the external equity required to fund operations; (3) the El Sastre Main Zone does have identified Measured & Indicated ("M&I") resources; and, (4) a going concern approach results in a higher value than a liquidation approach.

Given the approaches of valuation outlined above, it is the view of Evans & Evans that that the most appropriate method in determining the range of the fair market value of Aurogin at the Valuation Date was a weighted approach giving consideration to two separate approaches: (1) a trading price approach. Given Aurogin is a reporting issuer whose shares are listed for trading on the TSX-V, Evans & Evans deemed it appropriate to consider the implied value of Aurogin based on the trading price; (2) adjusted book value approach. Such an approach involved adjusting the Aurogin balance sheet in order to adjust the book value of the Aurogin properties to their fair market value. In arriving at the fair market value of the El Sastre Main Zone reserves, Evans & Evans utilized an income-based discounted cash flow approach. In arriving at the fair market value of the El Sastre Main Zone resources Evans & Evans utilized a market-based approach, namely a multiple of resources approach. Evans & Evans utilized a multiple of exploration expenditures approach for Aurogin's exploration stage properties.

Given the nature and status of Morgain's overall business operations at the Valuation Date as well as the approaches of valuation outlined above, it is the view of Evans & Evans that Morgain should be valued based on a going concern approach given: (1) Morgain has been successful in securing the financing necessary to implement its corporate goals to-date, however additional funding is required to move the El Castillo Property to production; (2) while Morgain has yet to begin generating positive cash flows from operations, actions taken by management suggest increased revenues and cash flows are expected in the future; and (3) a going concern approach results in a higher value than a liquidation approach.

Given the approaches of valuation outlined above, it is the view of Evans & Evans that that the most appropriate method in determining the range of the fair market value of Morgain at the Valuation Date was a weighted approach giving consideration to three separate approaches. With regard to specific valuation methods, Evans & Evans have decided to use three separate approaches: (1) historical transactions approach. The historical transactions approach involved the weighting of actual historical transactions involving the issuance of equity in Morgain. The use of the historical transactions approach was determined to be appropriate given the absolute necessity of consideration in valuation practice to historical transactions at or near close proximity to the Valuation Date. Such historical transactions are a result of Morgain having raised approximately $2.0 million in cash in the six months preceding the Valuation Date.; (2) adjusted book value approach. Such an approach involved adjusting the Morgain balance sheet in order to adjust the book value of the Morgain properties to their fair market value. In arriving at the fair market value of the Morgain Properties Evans & Evans utilized an income based approach, namely a discounted cash flow approach for the El Castillo Property. The value of Morgain's exploration and development properties which were non-producing were arrived at using the multiple of exploration expenditures approach combined with an adjustment for expenditures incurred by Morgain since acquisition. The La Fortuna Property was valued using a historical transactions approach.

Valuation Conclusion

Based upon and subject to the assumptions, limitations and analyses set forth in the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans is of the opinion that, as of March 31, 2007, the fair market value of 100% of the issued and outstanding shares of Aurogin is in the range of $17,700,000 to $18,000,000.

Based upon and subject to the assumptions, limitations and analyses set forth in the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans is of the opinion that, as of March 31, 2007, the fair market value of 100% of the issued and outstanding shares of Morgain is in the range of $24,200,000 to $25,900,000.

Fairness Calculations

The fairness of the Amalgamation is tested by: i) calculating, at the time of the completion of the Amalgamation, the fair market value of each share of Aurogin; ii) calculating whether the fair market value of each share of Aurogin is in at least a comparable range upon completion of the Amalgamation as prior to the Amalgamation; and iii) considering qualitative factors, such as synergies, that may result from the Amalgamation.

There are many events that are assumed will occur between the Valuation Date and the closing of the Amalgamation. These events are either conditions of the Amalgamation or are necessary (e.g. due diligence, legal costs) aspects of the closing process.

In determining the fair market value per share of Morgain and Aurogin as at the Valuation Date, Evans & Evans deemed it appropriate to assume that all warrants and options "in the money" as at the Valuation Date would be converted. Accordingly, Evans & Evans added back the cash proceeds from such conversions and increased the number of shares accordingly.

After adding back the cash proceeds from the notional exercise of options and warrants, the adjusted fair market value of each share of Aurogin as at the Valuation Date was calculated to be in the range of $0.269 to $0.273. The adjusted fair market value of each share of Morgain as at the Valuation Date was calculated to be in the range of $0.33 to $0.35.

Under the terms of the Amalgamation, the Aurogin Shareholders receive one share of Castle Gold for each two shares of Aurogin. Accordingly, Evans & Evans has calculated the fair market value of Castle Gold post-Amalgamation in order to compare the fair market value of the Aurogin Shareholders' interest in Castle Gold with the fair market value of Aurogin as at the Valuation Date.

The truest test of fairness, in our opinion, is calculating whether the fair market value of each share of Aurogin is in at least a comparable range upon completion of the Amalgamation as prior to the Amalgamation.

First, the fair market value of Castle Gold is calculated by:

1. Adding the fair market value of Aurogin as at the Valuation Date in the range of $17.7 million to $18.0 million plus additional cash from warrants and options "in the money" of approximately $2.6 million.

2. Adding the fair market value of Morgain as at the Valuation Date in the range of $24.6 million to $25.9 million plus additional cash from warrants and options "in the money" of approximately $400,000.

3. Adding gross proceeds from any planned financings (i.e., nil as at the Valuation Date).

4. Deducting the estimated costs of the Amalgamation of $300,000 to $350,000.

The number of shares that would be issued and outstanding in Castle Gold then would be calculated by adding:

1. 37,684,194 shares of Castle Gold issued to Aurogin shareholders.

2. 36,979,959 shares of Castle Gold issued to Morgain shareholders.

Overall, the fair market value of Castle Gold upon closing of the Amalgamation is estimated to be in the range of $44.6 million to $46.15 million.

Given Aurogin Shareholders received one Castle Gold Share in exchange for each two Aurogin Shares, Evans & Evans deemed it necessary to calculate whether the pro rata ownership percentage of the Aurogin Shareholders' position in Castle Gold was at least equal to the fair market value of Aurogin pre-Amalgamation.

In doing the above calculation, Evans & Evans found that as at March 31, 2007 the Aurogin Shareholders will collectively hold approximately 50.5% of Castle Gold (on a fully-diluted basis) upon closing of the Amalgamation. The pro rata ownership of Aurogin Shareholders in Castle Gold is calculated to be in the range of $22.5 million to $23.3 million, which is greater than the fair market value of Aurogin pre-Amalgamation.

Fairness Conclusions

Based upon Evans & Evans valuation work and subject to all of the foregoing, Evans & Evans is of the opinion, as at the Valuation Date, that the terms of the Amalgamation are fair, from a financial point of view, to the shareholders of Aurogin. There are a number of qualitative factors associated with the completion of the Amalgamation that the Aurogin shareholders might consider in determining the overall fairness of the Amalgamation.

In assessing the fairness of the Amalgamation to the common shareholders of Aurogin, Evans & Evans has considered, inter alia, the following:

1. Comparison of the fair market value, as at March 31, 2007, of Aurogin prior to completion of the Amalgamation, to the fair market value, on a pro forma basis, of the Aurogin shareholders' interest in Newco.

2. Other potential benefits that may be realized subsequent to the completion of the Amalgamation include possible synergies between Aurogin and Morgain. Evans & Evans have not attempted to quantify these additional qualitative potential benefits. Certain additional potential benefits are as follows:

   (a) shared operations and administrative personnel thereby reducing certain staff and systems costs;

   (b) revenues from two mineral properties in the short-term – i.e., the Castillo El Property and the El Sastre Property;

   (c) potential access to larger financings given the increased resource / reserve base;

   (d) shared executive level management; and

   (e) removal of duplication of public company costs.

The Evans & Evans Valuation Report and Fairness Opinion states that, Evans & Evans has made several other assumptions including, without limitation, that (i) all of the conditions required to implement the Amalgamation will be met and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained without adverse condition or qualification, (ii) the Amalgamation can proceed as scheduled and without material additional cost to Aurogin or liability of Aurogin to third parties, and (iii) that the disclosure provided or incorporated by reference in this Circular with respect to Aurogin and its subsidiaries and affiliates and the Amalgamation is accurate in all material respects.

The Evans & Evans Valuation Report and Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as of the date thereof and the condition and prospects, financial and otherwise, of Morgain and Aurogin as they were reflected in the Information reviewed by Evans & Evans and as they were represented to it in discussions with management of Morgain and Aurogin. In its analysis and in connection with the preparation of the Evans & Evans Valuation Report and Fairness Opinion, Evans & Evans made numerous assumptions with respect to industry performance, general business market and economic conditions and other matters, many of which are beyond the control of either Morgain and Aurogin and may prove to be incorrect.

The Evans & Evans Valuation Report and Fairness Opinion states that the Evans & Evans Valuation Report and Fairness Opinion is given as of the date thereof and Evans & Evans disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Evans & Evans Valuation Report and Fairness Opinion which may come or be brought to Evans & Evans attention subsequent to the date thereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Evans & Evans Valuation Report and Fairness Opinion after the date thereof, Evans & Evans reserves the right to change, modify or withdraw the Evans & Evans Valuation Report and Fairness Opinion.

Share Exchange Procedures

Effects of the Amalgamation on Shareholders' Rights

As a result of the Amalgamation, all Morgain Shareholders will become Castle Gold Shareholders. As a result, Morgain Shareholders will be shareholders of Castle Gold, a company governed by the CBCA and by Castle Gold's constating documents, unless they exercise Dissent Rights in connection with the Amalgamation.

As a result of the Amalgamation, all Aurogin Shareholders will become Castle Gold Shareholders. As a result, Aurogin Shareholders will be shareholders of Castle Gold, a company governed by the CBCA and by Castle Gold's constating documents, unless they exercise Dissent Rights in connection with the Amalgamation.

Exchange of Morgain Shares

On or about the Effective Date, a letter of transmittal will be forwarded to the former holders of Morgain Shares containing instructions as to how to exchange their Morgain certificates for certificates representing Castle Gold Shares.

Procedure for Exchange for Morgain Shareholders

1. As soon as practicable after the Effective Date, the Morgain Depositary will forward, to each registered holder of Morgain Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing Castle Gold Shares.

2. In order to receive share certificates pursuant to the Amalgamation, former Shareholders of Morgain must deliver to the Morgain Depositary within seven (7) years of the Effective Date (i) their certificates representing Morgain Shares; (ii) a duly completed letter of transmittal and (iii) such other documents as the Morgain Depositary may require.

3. Upon return of a properly completed letter of transmittal, together with certificates representing Morgain Shares, certificates for the appropriate number of Castle Gold Shares will be distributed without charge.

Certificates for the Castle Gold Shares issued to a former Morgain Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Morgain Depositary of the required documents.

Cancellation of Rights after Seven Years

If a former Morgain Shareholder fails to deliver and surrender to the Morgain Depositary the former certificates for Morgain Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Castle Gold to which the Shareholder would otherwise have been entitled will be held by the Morgain Depositary for a maximum of seven (7) years from the Effective Date.

Upon the expiry of seven (7) years from the Effective Date, each such former certificate representing Morgain Shares shall cease to represent a right or claim of any kind or nature and the right of such former holder of Morgain Shares to receive certificates representing Castle Gold Shares and the Castle Gold Shares issued to

such former Morgain Shareholders shall be deemed to be surrendered to Castle Gold together with all dividends or distributions thereon declared or held for such holder.

Fractional Shares

No fractional Castle Gold Shares will be issued to Morgain Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded down to the next whole share.

Exchange of Aurogin Shares

On or about the Effective Date, a letter of transmittal will be forwarded to the former holders of Aurogin Shares containing instructions as to how to exchange their Aurogin certificates for certificates representing Castle Gold Shares.

Procedure for Exchange for Aurogin Shareholders

1. As soon as practicable after the Effective Date, the Aurogin Depositary will forward, to each registered holder of Aurogin Shares, a letter of transmittal and instructions for obtaining delivery of certificates representing Castle Gold Shares.

2. In order to receive share certificates pursuant to the Amalgamation, former Shareholders of Aurogin must deliver to the Aurogin Depositary within seven (7) years of the Effective Date (i) their certificates representing Aurogin Shares; (ii) a duly completed letter of transmittal and (iii) such other documents as the Aurogin Depositary may require.

3. Upon return of a properly completed letter of transmittal, together with certificates representing Aurogin Shares, certificates for the appropriate number of Castle Gold Shares will be distributed without charge.

Certificates for the Castle Gold Shares issued to a former Aurogin Shareholder who provides the appropriate documentation described above, shall be registered in such name or names and will be delivered to such address or addresses as such holder may direct in the letter of transmittal as soon as practicable after the receipt by the Aurogin Depositary of the required documents.

Cancellation of Rights after Seven Years

If a former Aurogin Shareholder fails to deliver and surrender to the Aurogin Depositary the former certificates for Aurogin Shares together with a duly executed and completed letter of transmittal and other required documents, the certificates representing the Castle Gold Shares, to which the Shareholder would otherwise have been entitled will be held by the Aurogin Depositary for a maximum of seven (7) years from the Effective Date.

Upon the expiry of seven (7) years from the Effective Date, each such former certificate representing Aurogin Shares shall cease to represent a right or claim of any kind or nature and the right of such former holder of Aurogin Shares to receive certificates representing Castle Gold Shares, and the Castle Gold Shares issued to such former Aurogin Shareholders shall be deemed to be surrendered to Castle Gold together with all dividends or distributions thereon declared or held for such holder.

Fractional Shares

No fractional Castle Gold Shares will be issued to Aurogin Shareholders. No cash will be paid in lieu of fractional shares. Any fractions resulting will be rounded down to the next whole share.

Shareholder Approvals

In order for the Amalgamation to be effective, the Amalgamation Resolutions must be approved by Special Resolutions passed by the Morgain Shareholders and the Aurogin Shareholders at the Meetings. The complete text of the Amalgamation Resolutions to be presented at the Meetings are set out at Appendix A.

In addition, in accordance with Rule 61-501, the Amalgamation must also be approved by a majority of the votes entitled to be voted in person or by proxy by Aurogin Shareholders, other than Aurogin Shares held by Mr. John H. Paterson (holder of 1,381,420 Aurogin Shares) who is a director and officer of Aurogin and is entitled to a severance payment upon the effective date of the Amalgamation. The number of Aurogin Shares expected to be excluded from the majority of the minority vote as a result is 1,381,420 Aurogin Shares. See " Securities Laws Considerations – Rule 61-501" and "Particulars of Other Matters to be Acted Upon – The Amalgamation – Interests of Certain Persons in the Amalgamation – Aurogin".

Treatment of Warrants and Stock Options of Morgain and Aurogin

The Amalgamation Agreement provides that upon completion of the Amalgamation, the holders of the Morgain Warrants and Morgain Stock Options will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two Morgain Shares for which the Morgain Warrants and Morgain Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Morgain Share and with the same term as specified in the Morgain Warrants and Morgain Stock Options. No fractional Castle Gold Stock Options or Castle Gold Warrants will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular securityholder) and fractions will be rounded down to the next nearest whole Castle Gold Stock Option or Castle Gold Warrant, as the case may be.

The Amalgamation Agreement provides that upon completion of the Amalgamation, the holders of the Aurogin Warrants and Aurogin Stock Options will automatically be entitled to purchase Castle Gold Shares on the basis of one Castle Gold Share for every two Aurogin Shares for which the Aurogin Warrants and Aurogin Stock Options were previously exercisable at an exercise price per Castle Gold Share equal to twice the exercise price per Aurogin Share and with the same term as specified in the Aurogin Warrants and Aurogin Stock Options. No fractional Castle Gold Stock Options or Castle Gold Warrants will be issued in connection with the foregoing (after aggregating all fractional entitlements for a particular securityholder) and fractions will be rounded down to the next nearest whole Castle Gold Stock Option or Castle Gold Warrant, as the case may be.

Each certificate which immediately prior to the Effective Time represented warrants or stock options of Morgain and Aurogin will be deemed, at any time after the Effective Time, to represent only the right to receive, the certificate or other instrument representing Castle Gold Warrants or Castle Gold Stock Options that the holder thereof has the right to receive in respect of the certificate pursuant to the Amalgamation Agreement. The term of expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Morgain Stock Options, Aurogin Stock Options, Morgain Warrants and Aurogin Warrants will otherwise be unchanged and any document or agreement previously evidencing a Morgain Stock Option and Aurogin Stock Option or Morgain Warrant and Aurogin Warrant shall still be deemed to evidence such Morgain Stock Option and Aurogin Stock Option or Morgain Warrant and Aurogin Warrant.

Based on the number of Morgain Stock Options, Morgain Warrants, Aurogin Stock Options and Aurogin Warrants outstanding as at the date of this Circular, upon completion of the Amalgamation, holders of options and warrants of Morgain and Aurogin will be entitled to purchase Castle Gold Shares as further described in the table below. The expiry date for the Castle Gold Stock Options and Castle Gold Warrants will be the same as that of the Morgain Stock Options, Morgain Warrants, Aurogin Stock Options and Aurogin Warrants, as the case may be.

None of the Castle Gold Warrants, Castle Gold Stock Options or Castle Gold Shares acquirable upon exercise of the Castle Gold Warrants or Castle Stock Gold Options have been or will be registered under the U.S. Securities Act. Accordingly, the Castle Gold Warrants and Castle Gold Stock Options may not be exercised in the United States or by or on behalf of a U.S. person (as defined in Regulation S under the U.S. Securities Act) or a person in the United States unless pursuant to an effective registration statement under the U.S. Securities Act or unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available.

Effect of Amalgamation on
Morgain Stock Options and Morgain Warrants

	Before Giving Effect to the Amalgamation			After Giving Effect to the Amalgamation	
Type of Security	Number of Morgain Shares Issuable upon Exercise	Exercise Price per Morgain Share	Expiry Date	Effective Exercise Price per Castle Gold Share	Number of Castle Gold Shares Issuable upon Exercise
		Cdn$		Cdn$	
Options	200,000	0.30	January 29, 2009	0.60	100,000
Options	300,000	0.38	February 25,2009	0.76	150,000
Options	200,000	0.40	June 23, 2009	0.80	100,000
Options	300,000	0.40	June 30, 2009	0.80	150,000
Options	800,000	0.31	November 1, 2009	0.62	400,000
Options	400,000	0.40	March 27, 2011	0.80	200,000
Options	200,000	0.33	June 8, 2011	0.66	100,000
Options	200,000	0.32	June 29, 2011	0.64	100,000
Options	500,000	0.33	August 3, 2011	0.66	250,000
Options	200,000	0.27	October 20, 2011	0.54	100,000
Options	1,530,000	0.26	November 27, 2011	0.52	765,000
Options	200,000	0.35	February 27, 2012	0.70	100,000
Warrants	1,291,890	0.50	October 31, 2008	1.00	645,945
Warrants	1,050,000	0.50	November 8, 2008	1.00	525,000
Warrants	2,773,750	0.50	December 7, 2008	1.00	1,386,875
Warrants	2,100,000	0.50	January 15, 2009	1.00	1,050,000
Warrants	300,000	0.50	January 12, 2009	1.00	150,000
Warrants	100,000	0.27	June 12, 2009	0.54	50,000
TOTAL	**12,645,640**				**6,322,820**

Upon the Effective Date, pursuant to the provisions of the Morgain Stock Option Plan, in the event that a holder of Morgain Stock Options ceases to be a director or officer of Morgain, such Morgain Stock Option will expire on the 90th day following the date that the optionholder ceases to be a director or officer of Morgain. In the case of an employee or consultant who ceases to be an employee or consultant of Morgain (other than an employee or consultant performing investor relations duties) the Morgain Stock Option will expire on the 30th day following the date that the optionholder ceases to be an employee or consultant of Morgain. In the case of an employee or consultant of Morgain who performs investor relations duties for Morgain, such Morgain Stock Option will expire on the date that the optionholder ceases to be an employee or consultant. Notwithstanding the above, such Morgain Stock Options will continue in the event that the optionee becomes a director, officer, employee or consultant of Castle Gold.

Effect of Amalgamation on
Aurogin Stock Options and Aurogin Warrants

	Before Giving Effect to the Amalgamation			After Giving Effect to the Amalgamation	
Type of Security	**Number of Aurogin Shares Issuable upon Exercise**	**Exercise Price per Aurogin Share**	**Expiry Date**	**Effective Exercise Price per Castle Gold Share**	**Number of Castle Gold Shares Issuable upon Exercise**
		Cdn$		**Cdn$**	
Options	50,000	0.10	August 31, 2009	0.20	25,000
Options	500,000	0.12	October 21, 2010	0.24	250,000
Options	150,000	0.16	February 8, 2011	0.32	75,000
Options	270,000	0.30	April 7, 2011	0.60	135,000
Options	200,000	0.38	April 17, 2011	0.76	100,000
Options	10,000	0.51	April 18, 2011	1.02	5,000
Options	40,000	0.39	May 5, 2011	0.78	20,000
Options	200,000	0.28	July 19, 2011	0.56	100,000
Options	3,217,000	0.29	October 17, 2011	0.58	1,608,500
Options	80,000	0.29	May 9, 2012	0.58	40,000
Warrants	5,400,000	0.20	January 3, 2008	0.40	2,700,000
Warrants	4,818,000	0.36	April 20, 2008	0.72	2,409,000
Warrants	200,000	0.30	January 30, 2009	0.60	100,000
TOTAL	**15,135,000**				**7,567,500**

Upon the Effective Date, pursuant to the provisions of the Aurogin Stock Option Plan, in the event that a holder of Aurogin Stock Options ceases to be a director, officer, employee, consultant or management company employee of Aurogin, such Aurogin Stock Option will expire on the 90th day following the date that the optionholder ceases to be a director, officer, employee, consultant or management company employee of Aurogin. In the case of an employee or consultant of Aurogin who performs investor relations duties for Aurogin, such Aurogin Stock Option will expire on the 30th day following the date that the optionee ceases to be an employee or consultant of Aurogin. Notwithstanding the above, such Aurogin Stock Options will continue in the event that the optionee becomes a director, officer, employee or consultant of Castle Gold.

Assuming that there are 73,629,908 Morgain Shares outstanding as at the Effective Time (which assumes that Morgain issues 1,000,000 Morgain Shares in consideration for the acquisition of certain surface rights and mineral concessions prior to the Effective Date and that no Morgain Stock Options or Morgain Warrants are exercised prior to such time and no further Morgain Shares are issued) and there are no Dissenting Shareholders, Castle Gold will issue approximately 36,814,954 Castle Gold Shares to Morgain Shareholders upon the completion of the Amalgamation. Assuming that there are 66,761,387 Aurogin Shares outstanding as at the Effective Time (which assumes the exercise of 200,000 Aurogin Warrants due to expire on August 17, 2007, prior to the expected Effective Time), but that no other Aurogin Stock Options or Aurogin Warrants, are exercised prior to such time and no further Aurogin Shares are issued) and there are no Dissenting Shareholders, Castle Gold will issue approximately 33,380,693 Castle Gold Shares to Aurogin Shareholders upon the completion of the Amalgamation. Based upon the foregoing assumptions, there will be an aggregate of 70,195,647 Castle Gold Shares outstanding and Morgain Shareholders will own approximately 52.45% of the then outstanding common shares of Castle Gold and former Aurogin Shareholders will own approximately 47.55% of the then outstanding common shares of Castle Gold, on a non-diluted basis.

Regulatory Acceptance of TSX-V

As both Morgain and Aurogin are currently listed on the TSX-V, an application has been made to the TSX-V for approval of the Amalgamation. Morgain and Aurogin expect to receive final approval of the Amalgamation from the TSX-V, in the ordinary course prior to the Effective Date.

Consequences if Approvals Not Obtained

In the event that the Amalgamation is not approved by the shareholders of Morgain and Aurogin, or the TSX-V in the manner described above, the Amalgamation will not be completed.

A copy of the Amalgamation Agreement is attached as Appendix B to the Circular and will be filed on SEDAR by both Morgain and Aurogin as a "material document" concurrently with the filing of this Circular. Shareholders are urged to review the entire agreement at www.sedar.com.

STOCK EXCHANGE LISTINGS

The Morgain Shares and the Aurogin Shares are currently listed and posted for trading on the TSX-V.

PRICE RANGES AND TRADING VOLUMES

Morgain

The Morgain Shares are listed on the TSX-V under the symbol "MGM". The following table sets forth high and low prices and trading volumes of the Morgain Shares on the TSX-V for the periods indicated:

		High ($)	Low ($)	Volume
2005				
	Third Quarter	$0.460	$0.260	4,531,044
	Fourth Quarter	$0.490	$0.350	3,752,372
2006				
	First Quarter	$0.550	$0.375	5,230,109
	Second Quarter	$0.400	$0.270	4,868,057
	Third Quarter	$0.350	$0.225	2,216,390
	Fourth Quarter	$0.480	$0.240	3,080,385
2007				
	First Quarter	$0.410	$0.265	3,335,038
	Second Quarter	$0.350	$0.230	2,980,550
	July 1 to 17	$0.300	$0.250	891,000

The closing price of the Morgain Shares on March 1, 2007, the last trading day before the public announcement of the Amalgamation, was $0.370.

Aurogin

The Aurogin Shares are listed on the TSX-V under the symbol "AUQ". The following table sets forth high and low prices and trading volumes of the Aurogin Shares on the TSX-V for the periods indicated:

		High ($)	Low ($)	Volume
2005				
	Third Quarter	$0.170	$0.050	3,255,498
	Fourth Quarter	$0.150	$0.085	3,175,979

		High ($)	Low ($)	Volume
2006				
	First Quarter	$0.305	$0.120	12,050,190
	Second Quarter	$0.610	$0.260	37,215,805
	Third Quarter	$0.450	$0.260	9,087,528
	Fourth Quarter	$0.560	$0.280	20,737,920
2007				
	First Quarter	$0.410	$0.225	20,395,560
	Second Quarter	$0.325	$0.250	7,208,153
	July 1 to 17	$0.290	$0.255	780,298

The closing price of the Aurogin Shares on March 1, 2007, the last trading day before the public announcement of the Amalgamation, was $0.365.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations generally applicable to a shareholder or warrantholder who disposes of Morgain Shares, Aurogin Shares, Morgain Warrants or Aurogin Warrants under the Amalgamation (or who dissents under the Amalgamation and is paid the fair value for the shares by Morgain or Aurogin, as the case may be) and who, for purposes of the Tax Act and at all relevant times: (i) holds the Morgain Shares, Aurogin Shares, Morgain Warrants or Aurogin Warrants, as applicable, as capital property, (ii) deals at arm's length and is not affiliated with each of Castle Gold, Morgain and Aurogin, and provided further, with respect to shareholders of Morgain or Aurogin, that (iii) neither the shareholder nor any Persons with whom the shareholder did not deal at arm's length, alone or together control Castle Gold or beneficially own shares of Castle Gold having a fair market value in excess of 50% of the fair market value of all outstanding Castle Gold Shares immediately following the completion of the Amalgamation. Shareholders and warrantholders meeting all such applicable requirements are referred to as "Holder" or "Holders" herein, and this summary only addresses such Holders, as well as certain holders of Morgain Options and Aurogin Options in the circumstances and subject to the restrictions outlined below (herein an "Optionee" or "Optionees"). In addition, this summary is not applicable to a Holder that is a "financial institution" (as defined in the Tax Act for purposes of the mark-to-market rules), a "specified financial institution" as defined in the Tax Act or a Holder an interest in which is a "tax shelter investment" for purposes of the Tax Act, and does not address other special situations.

This summary is based on the facts as set out in this Circular, the provisions of the Tax Act and regulations thereunder (in this summary, the "Regulations") in force as at the date hereof, all proposed amendments to the Tax Act or the Regulations publicly announced by the Minister of Finance before the date hereof and our understanding of the current administrative and assessing practice of the Canada Revenue Agency ("CRA"). No assurance can be given that any proposed amendments to the Tax Act or Regulations will be enacted or promulgated in the form proposed, or at all. This summary does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein. The summary also assumes that Morgain Shares and Aurogin Shares will remain TSX-V listed until the completion of the Amalgamation, and that Castle Gold Shares will be TSX-V listed or TSX listed as of the Effective Time.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to Holders or Optionees in all circumstances. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder or Optionee. Accordingly, all Holders and Optionees should consult their own independent tax advisors for advice with respect to the income tax consequences applicable to them having regard to their own particular circumstances. The discussion below is qualified accordingly.

Residents of Canada

The following portion of the summary is applicable only to Holders (as defined above under the heading "General") who are resident or deemed to be resident solely in Canada for purposes of the Tax Act (a "Resident Holder" or "Resident Holders"). Certain Resident Holders whose Morgain Shares or Aurogin Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Morgain Shares or Aurogin Shares and every "Canadian security" (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Holders Participating in the Amalgamation

A Resident Holder who exchanges Morgain Shares or Aurogin Shares, as applicable, pursuant to the Amalgamation for Castle Gold Shares will be deemed to have disposed of such shares for proceeds of disposition equal to the Resident Holder's adjusted cost base thereof, and will also be deemed to acquire the Castle Gold Shares received in exchange for such Morgain Shares or Aurogin Shares at a cost equal to that amount. Such Resident Holder will recognize no capital gain or loss in respect of the exchange, and no election form under the Tax Act is required to be filed for this purpose.

Resident Holders who Dissent

A Resident Holder who dissents from the Amalgamation and whose Morgain Shares or Aurogin Shares are acquired by Morgain or Aurogin (as applicable) for payment of fair value (herein, a "Resident Dissenter") will be considered to have disposed of such Morgain Shares or Aurogin Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court. The receipt of such proceeds of disposition can result in recognition of capital gain or loss by the Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or capital loss realized as referred to above under "Resident Holders Participating in the Amalgamation" (i.e. the normal rules under the Tax Act will apply to any capital gain or loss). Any interest awarded by a court must also be included in computing the Resident Dissenter's income for purposes of the Tax Act.

The Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Resident Dissenter's Morgain Shares or Aurogin Shares, as applicable. In very general terms, such taxable dividend will be subject to the normal rules applicable with respect to taxable dividends under the Tax Act. In the case of a Resident Dissenter that is a corporation, in some circumstances, the amount of any such deemed dividend may be treated as proceeds of disposition and not as a dividend.

All Resident Holders considering dissenting from the Amalgamation are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Resident Holders of Warrants

The following portion of the summary addresses Resident Holders (as defined above) of Morgain Warrants and Aurogin Warrants.

A Resident Holder who exchanges Morgain Warrants or Aurogin Warrants solely for Castle Gold Warrants pursuant to the Amalgamation will be considered to have disposed of the Morgain Warrants or Aurogin Warrants, as applicable, for proceeds of disposition equal to the Resident Holder's adjusted cost base thereof, and will also be deemed to acquire the Castle Gold Warrants received in exchange for such Morgain Warrants or Aurogin Warrants at a cost equal to that amount.

Resident Option Holders

The following portion of the summary addresses only those Optionees who, for purposes of the Tax Act, are individuals who are and have always been resident in Canada who were granted Morgain Options or Aurogin

Options as employees for providing employment services to Morgain or Aurogin, as applicable, and deal at arm's length with Castle Gold, Morgain and Aurogin. Individuals meeting all such requirements are referred to as "Resident Optionees", and this part of the summary only addresses such Resident Optionees. Other holders of Options, including consultants or independent contractors, are not addressed and should consult with their own tax advisors.

A Resident Optionee who exchanges Morgain Options or Aurogin Options with Castle Gold solely for Castle Gold Options pursuant to the Amalgamation will not be considered to have disposed of such Morgain Options or Aurogin Options for purposes of the Tax Act provided that the total value of the Castle Gold Shares the Resident Optionee is entitled to acquire under the Castle Gold Options immediately after the exchange (net of the related Castle Gold Option exercise price) does not exceed the total value of the Morgain Shares or Aurogin Shares the Resident Optionee was entitled to acquire under the Morgain Options or Aurogin Options immediately before the exchange (net of the related Morgain Option or Aurogin Option exercise price). While this is a question of fact that can only be determined as of the Effective Date, the exchange ratios and other terms affecting Optionees under the Amalgamation were negotiated and structured with the intent that no Optionee would receive an economic advantage or net benefit through an improvement in Option rights, and management of Morgain and Aurogin believe this is consistent with the CRA's assessing policy (although no ruling has been obtained or applied for in this regard). All Resident Optionees are advised to consult with their own tax advisors in this regard. Where a disposition of Morgain Options or Aurogin Options to Castle Gold does arise for tax purposes on the exchange for Castle Gold Options, the Resident Optionee is, in general terms, deemed to receive a taxable employee benefit in the amount, if any, by which the value of the Castle Gold Options received under the Amalgamation exceeds the amount (if any) that was paid by the Resident Optionee to acquire the Morgain Options or Aurogin Options.

Resident Holders Holding and Disposing of Castle Gold Shares

In the case of a Resident Holder who is an individual, dividends received or deemed to be received on Castle Gold Shares will be included in computing the Resident Holder's income, and will be subject to the normal gross-up and dividend tax credit rules under the Tax Act. A Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax of 33-1/3% on dividends received or deemed to be received on Castle Gold Shares to the extent such dividends are deductible in computing such corporation's taxable income.

A disposition or deemed disposition of Castle Gold Shares by a Resident Holder will be subject to the normal rules under the Tax Act.

Non-Residents

The following portion of the summary is applicable only to Holders (as defined above under the heading "General") who, at all relevant times for purposes of the Tax Act, have never been and are not resident in Canada or deemed to be resident in Canada and do not use or hold and are not deemed to use or hold their Morgain Shares, Aurogin Shares or Warrants in carrying on a business in Canada. Holders meeting all such requirements are hereinafter referred to as "Non-Resident Holder" or "Non-Resident Holders", and this portion of the summary only addresses such Non-Resident Holders.

Non-Resident Holders Participating in the Amalgamation

A Non-Resident Holder who exchanges Morgain Shares or Aurogin Shares, as applicable, pursuant to the Amalgamation for Castle Gold Shares will be deemed to have disposed of such shares for proceeds of disposition equal to the Non-Resident Holder's adjusted cost base thereof, and will also be deemed to acquire the Castle Gold Shares received in exchange for such Morgain Shares or Aurogin Shares at a cost equal to that amount. Such Non-Resident Holder will recognize no capital gain or loss in respect of the exchange, and no election form under the Tax Act is required to be filed for this purpose.

Generally, Morgain Shares and Aurogin Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX-V and the Toronto Stock Exchange), unless:

(a) at any time during the 60 month period ending at the time of disposition of the Morgain Shares or Aurogin Shares by such Non-Resident Holder, the Non-Resident Holder, Persons not dealing at arm's length with such Non-Resident Holder, or any combination thereof owned 25% or more of the issued shares of any class or series of the capital stock of Morgain or Aurogin, as the case may be; or

(b) the Non-Resident Holder's Morgain Shares or Aurogin Shares were acquired in certain types of tax-deferred exchanges in consideration for property that was itself taxable Canadian property.

Where Morgain Shares or Aurogin Shares are held as taxable Canadian property, Castle Gold Shares acquired by a Non-Resident Holder in exchange will be deemed to be taxable Canadian property to such Non-Resident Holder, which will be relevant in determining the tax consequences of dispositions or deemed dispositions of Castle Gold Shares.

Non-Resident Holders who Dissent

A Non-Resident Holder who dissents from the Amalgamation and whose Morgain Shares or Aurogin Shares are acquired by Morgain or Aurogin (as applicable) for payment of fair value (herein, a "Non-Resident Dissenter") will be considered to have disposed of such Morgain Shares or Aurogin Shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any deemed dividend referred to below and any interest awarded by a court. The receipt of such proceeds of disposition can result in recognition of capital gain or capital loss by the Non-Resident Dissenter, and any such capital gain or capital loss will in general be subject to the same tax treatment under the Tax Act as applies to any capital gain or loss realized as referred to above under "Resident Holders Participating in the Amalgamation" (i.e. the normal rules under the Tax Act will apply to any capital gain or loss). Any interest awarded by a court must also be included in computing the Non-Resident Dissenter's income for purposes of the Tax Act, and will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

The Non-Resident Dissenter will also be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by a court) exceeds the paid-up capital of the Non-Resident Dissenter's Morgain Shares or Aurogin Shares, as applicable. Any such deemed dividend will be subject to withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

All Non-Resident Holders considering dissenting from the Amalgamation are advised to consult with their own tax advisors in advance, having regard to their particular circumstances.

Non-Resident Holders of Warrants

The following portion of the summary addresses Non-Resident Holders (as defined above) of Morgain Warrants and Aurogin Warrants.

A Non-Resident Holder who exchanges Morgain Warrants or Aurogin Warrants solely for Castle Gold Warrants pursuant to the Amalgamation will be considered to have disposed of the Morgain Warrants or Aurogin Warrants, as applicable, for proceeds of disposition equal to the Non-Resident Holder's adjusted cost base thereof, and will also be deemed to acquire the Castle Gold Warrants received in exchange for such Morgain Warrants or Aurogin Warrants at a cost equal to that amount.

Non-Resident Option Holders

The consequences under the Tax Act applicable to a non-resident individual who was granted Options for providing services as employee will depend on a variety of circumstances, including whether the individual performed employment duties in Canada or elsewhere, or in Canada and elsewhere, whether such services were rendered to

Morgain or Aurogin directly or to a subsidiary or affiliate as the case may be, the residence history of the individual, the applicability of any relevant tax treaty relief, and other circumstances. A practical discussion of these variables is beyond the scope of this summary, and all non-resident Optionees should consult with their own tax advisors having regard to their particular circumstances, as should all consultants or independent contractors.

Non-Resident Holders Holding and Disposing of Castle Gold Shares

Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

A Non-Resident Holder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Castle Gold Shares unless the Non-Resident Holder's Castle Gold Shares are or are deemed to be taxable Canadian property and the Non-Resident Holder is not afforded any relief under an applicable tax treaty.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

U.S. Federal Income Tax Consequences

The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Amalgamation.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Amalgamation. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Amalgamation to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Amalgamation.

Scope of this Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "U.S. Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a "U.S. Holder" is a beneficial owner of Aurogin Shares or Morgain Shares, as the case may be, that, for U.S. federal income tax purposes, is: (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if: (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes; or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of Aurogin Shares or Morgain Shares, as the case may be, other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Amalgamation to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own

financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Amalgamation.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Amalgamation to U.S. Holders that are subject to special provisions under the U.S. Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a "functional currency" other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the U.S. Code; (f) U.S. Holders that own Aurogin Shares or Morgain Shares, as the case may be, as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other Amalgamation involving more than one position; (g) U.S. Holders that acquired Aurogin Shares or Morgain Shares, as the case may be, in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Aurogin Shares or Morgain Shares, as the case may be, other than as a capital asset within the meaning of Section 1221 of the U.S. Code; or (i) U.S. Holders that own, directly or indirectly, 10% or more, by voting power or value, of the outstanding shares of Aurogin or Morgain, as the case may be. U.S. Holders that are subject to special provisions under the U.S. Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Amalgamation.

If an entity that is classified as partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Aurogin Shares or Morgain Shares, as the case may be, the U.S. federal income tax consequences to such partnership (or "pass-through" entity) and the partners of such partnership (or owners of such "pass-through" entity) generally will depend on the activities of the partnership (or "pass-through" entity) and the status of such partners (or owners). Partners of entities that are classified as partnerships (or owners of "pass-through" entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the Amalgamation.

Tax Consequences in Other Jurisdictions Not Addressed

This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Amalgamation to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, state, local, and foreign tax consequences of the Amalgamation.

Transactions Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Amalgamation (regardless of whether any such transaction is undertaken in connection with the Amalgamation), including, but not limited to, the following transactions: (a) any exercise of any Aurogin Options, Aurogin Warrants, Morgain Options, Morgain Warrants, or other rights to acquire Aurogin Shares or Morgain Shares, respectively; (b) any conversion of any note, debenture, or other debt instrument of Aurogin or Morgain, as the case may be, into Aurogin Shares or Morgain Shares, respectively; (c) any conversion of one class of shares of Aurogin or Morgain, as the case may be, into a different class of shares of Aurogin or Morgain, respectively; or (d) any exchange of Aurogin Options or Morgain Options for Castle Gold Options or any exchange of Aurogin Warrants or Morgain Warrants for Castle Gold Warrants.

U.S. Federal Income Tax Consequences of the Amalgamation

The Amalgamation as a Tax-Deferred Transaction

Aurogin, Morgain and Castle Gold have agreed, pursuant to the Amalgamation Agreement, to report the Amalgamation as a transaction that qualifies as a "reorganization" within the meaning of Section 368(a)(1) of the

U.S. Code and/or as a transaction that satisfies the requirements of Section 351(a) of the U.S. Code (in either case, a "Tax-Deferred Transaction"). U.S. Holders should be aware, however, that there can be no assurances that the Amalgamation will, in fact, qualify as a Tax-Deferred Transaction with respect to U.S. Holders. The requirements that must be satisfied in order for the Amalgamation to qualify as a Tax-Deferred Transaction with respect to U.S. Holders are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.

Consequences to U.S. Holders if the Amalgamation Qualifies as a Tax-Deferred Transaction

As discussed above, there can be no assurances that the Amalgamation will qualify as a Tax-Deferred Transaction with respect to U.S. Holders. Assuming that the Amalgamation qualifies as a Tax-Deferred Transaction, subject to the "passive foreign investment company" rules discussed below and the rules under Section 367(a) of the U.S. Code discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a) no gain or loss should be recognized by a U.S. Holder that exchanges Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation;

(b) the tax basis of a U.S. Holder for the Castle Gold Shares acquired in exchange for Aurogin Shares or Morgain Shares, as the case may be, pursuant to the Amalgamation should be equal to such U.S. Holder's tax basis in the Aurogin Shares or Morgain Shares, as the case may be, exchanged; and

(c) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for Aurogin Shares or Morgain Shares, as the case may be, pursuant to the Amalgamation should include such U.S. Holder's holding period for the Aurogin Shares or Morgain Shares, as the case may be, exchanged.

Information Reporting By U.S. Holders

U.S. Holders that exchange Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation generally will be required to report certain information to the IRS with their U.S. federal income tax returns for the taxable year in which the Amalgamation occurs and to retain certain records related to the Amalgamation. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding such U.S. Holder's information reporting and record retention responsibilities in connection with the Amalgamation.

Application of the Section 367 Rules to the Amalgamation

Under Section 367(a) of the U.S. Code, a U.S. Holder of Aurogin Shares or Morgain Shares, as the case may be, that owns, immediately after the Amalgamation, Castle Gold Shares representing five percent (5%) or more of the total voting power or total value of all of the outstanding stock of Castle Gold (a "5% Shareholder") will be required to enter into a gain recognition agreement (a "GRA") in order for the Amalgamation to be treated as a Tax-Deferred Transaction with respect to such 5% Shareholder. U.S. Holders should be aware that special ownership attribution rules under Section 318 of the U.S. Code apply in determining the ownership of Castle Gold Shares by a U.S. Holder.

Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Amalgamation if Castle Gold were to dispose (other than in certain nonrecognition transfers) of the Aurogin Shares or Morgain Shares, as the case may be, or if Aurogin or Morgain, as the case may be, were to dispose (other than in certain nonrecognition transfers) of substantially all of its assets before the close of the fifth full taxable year following the close of the taxable year of the Amalgamation. In that event, a 5% Shareholder would be required to report the gain on an amended U.S. federal income tax return for the taxable year of the Amalgamation, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that the gain under the GRA is triggered. In addition to U.S. federal income tax payable with respect to such gain, a 5% Shareholder would be required to pay interest on such tax as if the tax were payable for the taxable year of the Amalgamation. Each 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement with the IRS for the term of the GRA.

Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the ownership attribution rules under Section 318 of the U.S. Code and the rules of Section 367(a) of the U.S. Code.

The Amalgamation as a Taxable Transaction

As discussed above, there can be no assurances that the Amalgamation will qualify as a Tax-Deferred Transaction with respect to U.S. Holders. Accordingly, the Amalgamation could be treated as a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Assuming that the Amalgamation does not qualify as a Tax-Deferred Transaction, subject to the "passive foreign investment company" rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a) a U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between: (i) the fair market value of Castle Gold Shares received by such U.S. Holder in the Amalgamation; and (ii) the tax basis of such U.S. Holder in the Aurogin Shares or Morgain Shares, as the case may be, exchanged pursuant to the Amalgamation;

(b) the tax basis of a U.S. Holder in the Castle Gold Shares acquired in exchange for Aurogin Shares or Morgain Shares, as the case may be, pursuant to the Amalgamation should be equal to the fair market value of the Castle Gold Shares on the date of receipt; and

(c) the holding period of a U.S. Holder for the Castle Gold Shares acquired in exchange for Aurogin Shares or Morgain Shares, as the case may be, pursuant to the Amalgamation should begin on the day after the date of receipt.

Subject to the "passive foreign investment company" rules discussed below, the gain or loss described in clause (a) immediately above should be capital gain or loss, which will be long-term capital gain or loss if the Aurogin Shares or Morgain Shares, as the case may be, are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.

Dissenting U.S. Holders

A U.S. Holder that exercises the right to dissent from the Amalgamation should recognize a gain or loss in an amount equal to the difference, if any, between: (a) the amount of cash received by such U.S. Holder in exchange for the Aurogin Shares or Morgain Shares, as the case may be, held (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income); and (b) the tax basis of such U.S. Holder in the Aurogin Shares or Morgain Shares, as the case may be, held.

Subject to the "passive foreign investment company" rules discussed below, such gain or loss should be a capital gain or loss, which will be a long-term capital gain or loss if the Aurogin Shares or Morgain Shares, as the case may be, are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations under the U.S. Code.

Potential Application of the PFIC Rules to the Amalgamation

<u>Qualification of Aurogin, Morgain ,and Castle Gold as a PFIC</u>

A foreign corporation generally will be a "passive foreign investment company" under Section 1297 of the U.S. Code (a "PFIC") if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if the foreign corporation is not publicly traded and either is a "controlled foreign corporation" or makes an election). "Passive income" includes, for example, dividends, interest, certain

rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a "related person" (as defined in Section 954(d)(3) of the U.S. Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

Morgain believes that it was a PFIC for the taxable year ended December 31, 2004 and that it will be a PFIC for the taxable year ending December 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by Morgain concerning its PFIC status. Aurogin believes that it was a PFIC for the taxable year ended March 31, 2004 and that it will be a PFIC for the taxable year ending March 31, 2005. There can be no assurance, however, that the IRS will not challenge the determination made by Aurogin concerning its PFIC status. Based on the planned activities and the anticipated assets of Castle Gold (including the activities and assets of Aurogin, Morgain and Castle Gold), Castle Gold anticipates that it will qualify as a PFIC for its fiscal year that includes the day after the Amalgamation. There can be no assurance, however, that Castle Gold's activities will proceed as planned or that the IRS will not challenge the determination made by Castle Gold concerning its PFIC status. Whether Castle Gold, Morgain or Aurogin qualifies as a PFIC in a particular taxable year will depend upon its (and its subsidiaries) actual income and assets during such taxation year and on the interpretation of certain complex provisions of the Code and Treasury Regulations.

Effect of PFIC Rules on the Amalgamation as a Tax-Deferred Transaction

In the event that Aurogin or Morgain, as the case may be, qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the U.S. Code (the "Proposed PFIC Regulations") may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation (even though the Amalgamation otherwise qualifies as a Tax-Deferred Transaction).

The effect of the Proposed PFIC Regulations on a U.S. Holder will depend on whether such U.S. Holder has made a timely and effective election to treat Aurogin or Morgain, as the case may be, as a "qualified electing fund" or "QEF" under Section 1295 of the U.S. Code for the tax year that is the first year in such U.S. Holder's holding period for the Aurogin Shares or Morgain Shares, as the case may be, during which Aurogin or Morgain, as the case may be, qualified as a PFIC (a "QEF Election"). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an "Electing Shareholder" and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a "Non-Electing Shareholder."

If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a "deemed sale election" to recognize, under the rules of Section 1291 of the U.S. Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Aurogin Shares or Morgain Shares, as the case may be, on the qualification date. The "qualification date" is the first day of Aurogin' or Morgain's, as the case may be, tax year in which Aurogin or Morgain, respectively, qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Aurogin Shares or Morgain Shares, as the case may be, on the qualification date.

U.S. Holders should be aware that there can be no assurance that Aurogin or Morgain will satisfy record keeping requirements that apply to a QEF, or that Aurogin or Morgain will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that Aurogin or Morgain, as the case may be, is a PFIC and a U.S. Holder wishes to make a QEF Election.

Electing Shareholders

Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize a gain upon a Tax-Deferred Transaction. Accordingly, assuming that the Amalgamation qualifies as a Tax-Deferred Transaction, the Proposed PFIC Regulations should not cause an Electing Shareholder to recognize gain on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation.

Non-Electing Shareholders

Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize a gain upon a Tax-Deferred Transaction if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize gain (but not loss) upon a Tax-Deferred Transaction if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.

If Castle Gold does not qualify as a PFIC for its taxable year that includes the day after the Amalgamation, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize a gain (but not a loss) on the Amalgamation (even though the Amalgamation otherwise qualifies as a Tax-Deferred Transaction). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between: (a) the fair market value of the Castle Gold Shares received by such U.S. Holder pursuant to the Amalgamation; and (b) the tax basis of such U.S. Holder in the Aurogin Shares or Morgain Shares, as the case may be, exchanged pursuant to the Amalgamation. Such gain recognized by a Non-Electing Shareholder generally will: (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the Aurogin Shares or Morgain Shares, as the case may be; (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year; and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year.

If Castle Gold does qualify as a PFIC for its taxable year that includes the day after the Amalgamation, assuming that the Amalgamation qualifies as a Tax-Deferred Transaction, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize gain on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation.

PFIC Information Reporting

The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder's U.S. federal income tax return for the taxable year in which the Amalgamation occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Amalgamation.

Mark to Market Election

The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the U.S. Code (a "Mark-to-Market Election") on whether a U.S. Holder will recognize gain or loss on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation if the Amalgamation otherwise qualifies as a Tax-Deferred Transaction. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a Tax-Deferred Transaction). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether gain or loss is recognized on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation.

Status of Proposed PFIC Regulations

The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be no assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the U.S. Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those U.S. Code provisions.

Effect of PFIC Rules on the Amalgamation as a Taxable Transaction

In the event that Aurogin or Morgain, as the case may be, qualifies as a PFIC and the Amalgamation is treated as a taxable transaction for U.S. federal income tax purposes, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the exchange of Aurogin Shares or Morgain Shares, as the case may be, for Castle Gold Shares pursuant to the Amalgamation. The PFIC rules will also apply to gain or loss recognized by a U.S. Holder that exercises the right to dissent from the Amalgamation and is paid cash for such U.S. Holder's Aurogin Shares or Morgain Shares, as the case may be, held.

Under the PFIC rules any gain recognized pursuant to the Amalgamation by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder's holding period for the Aurogin Shares or Morgain Shares, as the case may be, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. However, gain recognized pursuant to the Amalgamation by an Electing Shareholder generally should be capital gain.

In addition, under the PFIC rules, a gain or loss recognized in the Amalgamation by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Amalgamation.

Information Reporting; Backup Withholding Tax

Payments made within the U.S. of proceeds arising from the sale or other taxable disposition of Aurogin Shares or Morgain Shares, as the case may be, generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder: (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

No Legal Opinion or IRS Ruling

No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Amalgamation to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions

taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

SECURITIES LAWS CONSIDERATIONS

Canadian Securities Laws

Status under Canadian Securities Laws

Morgain and Aurogin are both "reporting issuers" (i.e. a public company) in the Provinces of British Columbia, Alberta and Ontario. The Morgain Shares and the Aurogin Shares currently trade on the TSX-V. It is a condition of the TSX-V approve the Amalgamation and that the Castle Gold Shares issued in connection with the Amalgamation are listed on the TSX-V.

Issuance and Resale of Castle Gold Shares Under Canadian Securities Laws

The issuance of the Castle Gold Shares pursuant to the Amalgamation will constitute a distribution of securities, which is exempt from the registration and prospectus requirements of Canadian securities legislation. The Castle Gold Shares may be resold in each of the provinces and territories of Canada provided the holder is not a "control person" as defined in the applicable securities legislation, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S PROFESSIONAL ADVISORS TO DETERMINE THE CANADIAN CONDITIONS AND RESTRICTIONS APPLICABLE TO TRADES IN THE CASTLE GOLD SHARES. RESALES OF ANY SECURITIES ACQUIRED IN CONNECTION WITH THE AMALGAMATION MAY BE REQUIRED TO BE MADE THROUGH PROPERLY REGISTERED SECURITIES DEALERS.

To the extent that holders of Morgain Shares and Aurogin Shares reside in non-Canadian jurisdictions, the Castle Gold Shares received by such shareholders may be subject to certain additional trading restrictions under applicable securities laws. **All such holders of Morgain Shares and Aurogin Shares residing outside Canada and the United Stares are advised to consult their own legal advisors regarding such resale restrictions.**

Rule 61-501

John H. Paterson, the President and Chief Executive Officer of Aurogin, is entitled to receive a payment pursuant to a severance agreement with Aurogin dated June 20, 2007 in the amount of $120,000 payable as to $10,000 per month upon the Amalgamation becoming effective. For the purposes of Rule 61-501 Mr. Paterson is considered a "related party" of Aurogin. Further, the payment referred to above may be considered a "collateral benefit" under Rule 61-501. Rule 601-501 expressly excludes benefits from being "collateral benefits" if such benefit is received solely in connection with the related party's services as an employee, director or consultant under certain circumstances, including that the benefits are disclosed in the disclosure document for the transaction, and, at the time the transaction is agreed to, the related party and its associated entities (as defined in Rule 61-501) beneficially own, or exercise control or direction over, less than 1% of the outstanding securities of each class of equity securities of the issuer. As at the date hereof, Mr. Paterson and his associated entities own, or exercise control or direction over an aggregate of 1,381,420 Aurogin Shares (2.08% of the outstanding Aurogin Shares). As such, Mr. Paterson will likely receive a "collateral benefit" and the Amalgamation may be considered a "business combination" for the purposes of Rule 61-501, requiring the approval of a majority of the votes cast by Aurogin Shareholders, excluding the votes cast in respect of the 1,381,420 Aurogin Shares owned, or over which control or direction is exercised by Mr. Paterson and his associates. See "Appendix F Information Concerning Aurogin – Executive Compensation – Termination of Employment, Change in Responsibilities and Employment Contracts".

U.S. Securities Laws

Under existing interpretations of the SEC's Division of Corporation Finance, the proposed issuances of Castle Gold Securities to the securityholders of Morgan and Aurogin are considered to be "offers" or "sales" of securities. Castle

Gold therefore seeks to rely upon the securities registration exemption set forth in Rule 802 promulgated under the U.S. Securities Act and similar exemptions under applicable state securities laws with respect to its various issuances of securities in the Amalgamation. The consequences to Morgain's and Aurogin's current securityholders are as follows.

The Castle Gold Securities to be issued to the Morgain securityholders and Aurogin securityholders pursuant to the Amalgamation will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from registration provided by Rule 802 promulgated under the U.S. Securities Act and exemptions provided under the securities laws of each applicable state of the United States.

The Castle Gold Securities to be issued pursuant to the Amalgamation will be unregistered "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act to the same extent and proportion that the securities tendered or exchanged by the holder in that transaction were restricted securities. Consequently, Morgain and Aurogin shareholders exchanging unrestricted common shares for Castle Gold Shares in connection with the Amalgamation will receive Castle Gold Shares that are freely transferable under United States federal securities laws, except for such shares held by persons who are deemed to be "affiliates" (as such term is defined under Rule 144(a)(1) of the Securities Act) of Castle Gold after the Amalgamation. Castle Gold Shares held by such affiliates may be resold by them only in transactions permitted by the resale provisions of Rule 145(d)(1), (2), or (3) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act, including pursuant to exemptions from registration available under Regulation S promulgated under the U.S. Securities Act. Rule 144(a)(1) defines affiliates as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control of such issuer," and the term generally includes the directors, officers or 10% shareholders of an issuer.

The Castle Gold Shares issuable upon exercise of the Castle Gold Warrants received upon exchange of the Morgain Warrants and Aurogin Warrants and upon exercise of the Castle Gold Stock Options received upon exchange of the Morgain Stock Options and Aurogin Stock Options have not been registered under the U.S. Securities Act or under applicable state securities laws. As a result, these securities may not be exercised by or on behalf of a person in the United States or a "U.S. person," as such term is defined in Regulation S under the U.S. Securities Act, and the securities issuable upon exercise thereof may not be offered or sold in the United States, unless such securities have been registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available.

The offer of Castle Gold Securities in connection with the Amalgamation is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) under the United States Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and pursuant to an exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder. Additionally, this solicitation of proxies is not subject to the requirements of Section 14(a) of the U.S. Exchange Act; accordingly this Circular has been prepared in accordance with the disclosure requirements of Canadian law. Such requirements are different than those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. The financial statements of Morgain and Aurogin, and the pro forma financial information of Castle Gold included herein have been prepared in accordance with Canadian GAAP, are subject to Canadian auditing and auditor-independence standards, and may not be comparable in all respects to financial statements of United States companies.

THE CASTLE GOLD SECURITIES TO BE ISSUED IN CONNECTION WITH THE AMALGAMATION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITY OF ANY STATE IN THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the Castle Gold Securities received upon completion of the Amalgamation. Holders of Castle Gold Securities may be subject to additional restrictions, including, but not limited to, restrictions

under written contracts, agreements or instruments to which they are parties or are otherwise subject, and restrictions under applicable United States state securities laws. All holders of Castle Gold Securities are urged to consult with counsel to ensure that the resale of Castle Gold Securities complies with applicable securities legislation.

DISSENTING SHAREHOLDERS RIGHTS

Morgain Shareholders and Aurogin Shareholders will be entitled to exercise dissent rights (the "Dissent Rights") pursuant to and in the manner set forth in Section 190 of the CBCA with respect to the Amalgamation Resolutions. Morgain Shareholders and Aurogin Shareholders who validly exercise their Dissent Rights and do not withdraw their dissent ("Dissenting Securityholders") will be entitled to receive the "fair value" of their Morgain Shares and Aurogin Shares, respectively, determined in accordance with Section 190 of the CBCA as at the day before the Amalgamation Resolution is adopted by the respective shareholders.

The following summary of the Dissent Rights under the CBCA is not a comprehensive description of the procedures to be followed in connection with the exercise of Dissent Rights. The summary is qualified in its entirety by reference to the full text of Section 190 of the CBCA which is set out in Appendix L to this Circular. Morgain Shareholders and Aurogin Shareholders who intend to exercise Dissent Rights should seek legal advice and carefully consider and comply with the provisions of the CBCA pertaining to the exercise of those rights. Failure to comply with these provisions and to adhere to the procedures established therein may result in the loss of Dissent Rights in respect of the Amalgamation Resolutions.

Summary of Dissent Rights

In order to be considered as a Dissenting Shareholder, a Morgain Shareholder and Aurogin Shareholder must send to the respective Company a written objection to the Amalgamation Resolution at or before the respective Meeting. A vote against the Amalgamation Resolution does not constitute notice of dissent under the CBCA and a shareholder who votes in favour of the Amalgamation Resolution will no longer be considered a Dissenting shareholder in respect of the Amalgamation.

A Dissenting Shareholder may only claim under Section 190 of the CBCA with respect to all shares of Morgain or Aurogin held on behalf of any one beneficial owner and registered in the Dissenting Shareholder's name. Under the CBCA, there is no right of partial dissent. The filing of a written objection to the Amalgamation Resolution does not deprive a shareholder of the right to vote on the Amalgamation Resolution, however the objection will not be effective if the objecting shareholder votes in favour of the Amalgamation Resolution.

The CBCA does not provide, and Morgain and Aurogin will not assume, that a vote against the Amalgamation Resolution constitutes a written objection. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Amalgamation Resolution does not constitute a written objection. Any proxy granted by a Morgain Shareholder or an Aurogin Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Amalgamation Resolution, should be validly revoked in order to prevent the proxy holder from voting such shares in favour of the Amalgamation Resolution and thereby causing the respective shareholder to forfeit his or her Dissent Rights.

Within 10 days after the Morgain Shareholders and the Aurogin Shareholders, respectively, adopt the Amalgamation Resolution, each Company must send notice (the "Adoption Notice") of such fact to each Dissenting Shareholder who has not withdrawn their objection and who has not voted in favour of the Amalgamation Resolution. The Dissenting Shareholder has 20 days after receipt of the Adoption Notice to send to the respective Company a written notice or, if the Adoption Notice is not received from the respective Company, within 20 days of learning that the Amalgamation Resolution has been adopted, setting out such holder's name, address, the number and class of Morgain Shares or Aurogin Shares that are subject to the objection and a demand for payment of the fair value of such Morgain Shares or Aurogin Shares. Within 30 days after sending the notice containing the demand for payment, the Dissenting Shareholder must send to Morgain and Aurogin, as appropriate, any certificates representing Morgain Shares and Aurogin Shares, as appropriate, subject to the objection. The respective Company will endorse the certificates, noting the dissent, and return the certificates to the Dissenting Shareholder.

Upon the sending of the notice to Morgain or Aurogin, as appropriate, containing the demand for payment, a Dissenting Shareholder ceases to have any further rights as a Morgain Shareholder or Aurogin Shareholder except the right to be paid the fair value for the Dissenting Shareholder's Morgain Shares or Aurogin Shares, respectively, unless: (i) the shareholder withdraws the notice before the Company makes the offer to pay for the shares; or (ii) the Company fails to make the offer to pay for the shares and the Dissenting Shareholder withdraws the notice; or (iii) the directors of the Company revoke the Amalgamation Resolution, in which case the Dissenting Shareholder will be reinstated as a shareholder of Morgain or Aurogin, respectively, as of the date the notice was sent.

No later than 7 days after the later of the effective date of the Amalgamation Resolution and the day upon which the Company receives the Dissenting Shareholder's notice containing a demand for payment, the Company must send to such Dissenting Shareholders a written offer to pay fair value for the Dissenting Shareholder's shares, as determined by the Board of Directors, along with a statement showing how the fair value was determined or a notification that it is unable to pay Dissenting Shareholders for their shares because the Company is or would after the payment be unable to pay its liabilities as they become due, or the realizable value of the respective Company's assets would thereby be less than the aggregate of its liabilities.

If Morgain or Aurogin, as appropriate, has made an offer to Dissenting Shareholders to pay fair value for their shares, then Morgain or Aurogin, must pay for the Morgain Shares or Aurogin Shares, respectively, within 10 days after the offer has been accepted. However any such offer lapses if Morgain or Aurogin, as appropriate, does not receive an acceptance thereof within 30 days after the offer has been made.

In the event that Morgain or Aurogin, respectively, fails to make an offer to a Dissenting Shareholders, or in the event that such offer is not accepted, Morgain or Aurogin or the Dissenting Shareholder may apply to Court to fix a fair value for the Morgain Shares or Aurogin Shares, as appropriate, of the Dissenting Shareholder. The CBCA contains provisions governing such court applications. The text of Section 190 of the CBCA setting forth in detail such provisions as well as the right of dissent referred to above is attached as Appendix L to this Circular.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to be a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of such shareholder's Morgain Shares or Aurogin Shares, and is qualified in its entirety by reference to section 190 of the CBCA, the full text of which are attached to this Circular as Appendix L. The provisions of section 190 of the CBCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of Dissent Rights. Accordingly, each Morgain or Aurogin Shareholder who might desire to exercise Dissent Rights should carefully consider and comply with the provisions of those sections and should consult a legal advisor.

RISK FACTORS OF THE AMALGAMATION

Morgain Shareholders and Aurogin Shareholders should carefully consider the following risk factors relating to the Amalgamation before deciding to vote or instruct their vote to be cast to approve the matters relating to the Amalgamation. In addition to the risk factors relating to the Amalgamation set out below, shareholders should also carefully consider the risk factors set out in Appendices C and F to this Circular. **All of the risk factors described below and in Appendices C and F to this Circular should be considered by shareholders in conjunction with the other information included in this Circular, including the appendices hereto.**

Morgain and Aurogin may not integrate successfully

The Amalgamation will involve the integration of companies that previously operated independently. As a result, the Amalgamation will present challenges to management, including the integration of the operations, systems, technologies and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, diversion of management's attention, operational interruptions and the loss of key employees. The difficulties which the combined company's management encounters in the transition and integration processes could have an affect on the level of expenses and operating results of Castle Gold. As a result of these factors, it is possible that some of the benefits expected from the Amalgamation will not be realized.

Morgain and Aurogin directors and executive officers may have interests in the Amalgamation that are different from those of Morgain and Aurogin Shareholders

In considering the recommendation of the Morgain Board and the Aurogin Board to vote in favour of the Amalgamation Resolution and the Stock Option Plan Resolution, respectively, Morgain Shareholders and Aurogin Shareholders should be aware that certain members of the Morgain and Aurogin boards of directors and management teams have agreements or Amalgamations that provide them with interests in the Amalgamation that differ from, or are in addition to, those of Morgain and Aurogin Shareholders generally. See "Information Concerning the Meetings - Interests of Certain Persons in the Amalgamation".

Risks associated with fixed Share Exchange Ratio

Pursuant to the provisions of the Amalgamation Agreement, every two Morgain Shares will be exchanged for one Castle Gold Share and every two Aurogin Shares will be exchanged for one Castle Gold Share. This Share Exchange Ratio is fixed and will not increase or decrease due to fluctuations in the market price of the Morgain Shares or Aurogin Shares. The number of Castle Gold Shares being issued in connection with the Amalgamation will not change despite decreases or increases in the market price of Morgain Shares or Aurogin Shares. Many of the factors that affect the market price of the Morgain Shares or Aurogin Shares are beyond the control of Morgain and Aurogin. These factors include fluctuations in the price of gold, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets, interest rate and exchange rate fluctuations.

ADOPTION OF STOCK OPTION PLAN

In order to provide incentive to directors, officers employees, management and others who provide services to Castle Gold to act in the best interests of Castle Gold, the directors of Morgain and Aurogin have recommended that Castle Gold adopt a stock option plan (the "Plan"). Under the Plan, a number of stock options equal to 10% of the outstanding Castle Gold Shares from time to time will be available to be granted under the Plan at the discretion of the Castle Gold Board, inclusive of the 4,873,500 Castle Gold Options (representing 6.94% of the 70,195,647 Castle Gold Shares assumed to be outstanding on completion of the Amalgamation) expected to be outstanding upon completion of the Amalgamation. Creation of the Plan requires shareholder approval and the approval of the TSX-V. The material terms of the proposed Plan are as follows: See "Information Concerning Castle Gold Following Completion of the Amalgamation – Options to Purchase Securities".

Eligible Optionees

To be eligible for the issuance of a stock option under the Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or consultant at the time the option is granted. Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant.

Material Terms of the Plan

The following is a summary of the material terms of the Plan:

The effective date (the "Effective Date") of the Plan will be the Effective Date of the Amalgamation. The Castle Gold Stock Option Plan will terminate ten years from the Effective Date.

To be eligible for the issuance of a stock option under the Castle Gold Stock Option Plan an optionee must either be a director, employee (including an officer), consultant or a company owned by an employee, director or consultant at the time the option is granted. Options may be granted only to an individual or to a company that is owned by individuals eligible for an option grant.

The options granted pursuant to the will be exercisable at a price which is not less than the market value of the Castle Gold Shares at the time the option is granted. "Market Value" will be the closing trading price of the Castle

Gold Shares on the TSX-V or other such stock exchange upon which the common shares are listed on the trading day immediately preceding the date of the grant of the option.

Options granted under the Castle Gold Stock Option Plan, whilst the Castle Gold Shares are listed on Tier 2 of the TSX-V, will be granted for a term not to exceed five years from the date of their grant and if Castle Gold graduates to Tier 1 of the TSX-V options granted under the Castle Gold Stock Option Plan will be granted for a term not to exceed 10 years. All options will terminate on the earlier of the expiry of their term and the date of termination of an option holder's employment, engagement or position as director or officer, if terminated for just cause, otherwise 90 days following termination for directors, officers, employees and consultants or 30 days following termination for anyone engaged in investor relations activities of the Castle Gold.

The Castle Gold Board may, at their discretion, impose vesting provisions on options granted under the Castle Gold Stock Option Plan. In the event that an option will be terminated prior to the expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for not less than 10 days after notice thereof, notwithstanding the original vesting schedule, if any.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an option holder's legal heirs, personal representatives or guardians for up to six months following the death or termination of an option holder due to disability, or up to 12 months following the termination of an option holder for disability if the option holder dies within six months of termination. All such options will continue to vest in accordance with their original vesting schedule.

The number of Castle Gold Shares reserved for issuance to any one person on a yearly basis cannot exceed five percent of the number of issued and outstanding Castle Gold Shares at the time of the grant of options. The aggregate number of options granted to employees or consultants engaged in investor relations activities must not exceed 2% of the outstanding issue in any 12 month period.

If a material alteration in the capital structure of Castle Gold occurs as a result of a consolidation, subdivision, conversion, exchange, reclassification or otherwise, the Castle Gold Board shall make adjustments to the Castle Gold Stock Option Plan and to the options then outstanding under it as the Castle Gold Board determines to be appropriate and equitable under the circumstances, unless the Castle Gold Board determines that it is not practicable or feasible to do so, in which event the options granted under the Castle Gold Stock Option Plan will terminate as set forth above.

The Castle Gold Board may terminate, suspend or amend the terms of the Castle Gold Stock Option Plan, subject to the approval of any stock exchange on which Castle Gold is listed, provided that the Castle Gold Board may not, without the approval of shareholders entitled to vote, (i) increase the number of Castle Gold Shares which may be issued under the Castle Gold Stock Option Plan; (ii) materially modify the requirements as to eligibility for participation in the Castle Gold Stock Option Plan; or (iii) materially increase the benefits accruing to participants under the Castle Gold Stock Option Plan; however, the Castle Gold Board may amend the terms of the Castle Gold Stock Option Plan to comply with the requirements of any applicable regulatory authority without obtaining the approval of its shareholders.

A copy of the Castle Gold Stock Option Plan is attached as Schedule C to the Amalgamation Agreement which is attached as Appendix B to this Circular.

The completion of the adoption of the Castle Gold Stock Option Plan is subject to the approval of the Morgain Shareholders and the Aurogin Shareholders and TSX-V approval.

Shareholder Approval

In accordance with the rules and policies of the TSX-V, the Castle Gold Stock Option Plan must be approved by a majority of the votes cast at the Morgain Meeting and the Aurogin Meeting.

Accordingly, Morgain Shareholders and Aurogin Shareholders will be asked at their respective Meetings to pass, the Stock Option Plan Resolution which must be approved by a majority of the votes cast by Morgain Shareholders and Aurogin Shareholders who, being entitled to do so, vote in person or by proxy in respect of that resolution at each of the Meetings.

Form of Resolution

The Morgain Shareholders and the Aurogin Shareholders will be asked to approve the following resolution at the Meetings (the "Stock Option Plan Resolution"):

"RESOLVED AS AN ORDINARY RESOLUTION that:

1. subject to completion of the Amalgamation between Morgain Minerals Inc. ("Morgain"), and Aurogin Resources Ltd. ("Aurogin") to create Castle Gold Corporation, that Castle Gold Corporation adopt the stock option plan (the "Plan") described in the Joint Information Circular of Morgain and Aurogin dated July 18, 2007, which provides for Castle Gold to grant such number of stock options as is equal to 10% of the issued and outstanding common shares of Castle Gold at the date of grant; and

2. Castle Gold be authorized to abandon or terminate all or any part of the Plan if the Castle Gold Board deems it appropriate and in the best interests of Castle Gold to do so."

Recommendation

The Morgain Board and the Aurogin Board are of the view that the Plan will provide Castle Gold with the flexibility necessary to attract and maintain the services of senior executives, directors, employees and consultants who have the ability to enhance shareholder value, and recommend that shareholders vote in person or by proxy in favour of the Plan.

INFORMATION CONCERNING CASTLE GOLD FOLLOWING COMPLETION OF THE AMALGAMATION

General

On completion of the Amalgamation, Castle Gold will carry on the businesses of Morgain and Aurogin, with mining and mineral exploration projects in Mexico, Guatemala, Canada and the United States, including the El Sastre gold mining operation in Guatemala and the El Castillo gold project in the development stage in Mexico. The property, liabilities and obligations of Morgain and Aurogin will effectively become the property, liabilities and obligations of Castle Gold. Its head office will be at 1101-55 University Avenue, Toronto, ON M5J 2H7. Its registered office will be at Suite 3350, 1055 Dunsmuir Street, Vancouver, BC V7X 1L2.

General Development of the Business

For a description of the business of, and of the mineral properties to be held by, Castle Gold, see Appendices C and F.

Business Objectives

Castle Gold's near term business objectives for the 12 months following the completion of the Amalgamation are as follows:

- Complete construction of the El Castillo project in Mexico and achieve commercial production.
- Optimize operations at the El Sastre Main Zone in Guatemala.

- Continue to develop resources at the El Arenal deposit in Guatemala as recommended in the independent technical report titled "March 2007 Update Report El Sastre Exploration License, Guatemala". See Appendix F – Information Concerning Aurogin.

- Complete engineering study for the El Arenal deposit with the goal of initiating construction of mine and processing facility.

- Complete work recommended in the La Fortuna Technical Report dated May 15, 2007 in order to produce an NI 43-101 compliant resource estimate. See Appendix C – Information Concerning Morgain.

- Initiate metallurgical and engineering studies for mine and processing facilities at the La Fortuna deposit in Mexico.

- Continue ongoing exploration programs on Castle Gold-held properties in Mexico, Guatemala and the United States.

- Examine existing loan arrangements to identify opportunities to reduce borrowing costs.

- Evaluate non-core assets with goal of maximizing Castle Gold's shareholder value.

- Assess potential new property acquisitions.

Selected Pro-Forma Consolidated Financial Information

Appendix I attached to this Circular contains unaudited pro forma condensed consolidated financial information for Castle Gold based upon the completion of the Amalgamation. The unaudited pro forma condensed consolidated balance sheet has been prepared on the basis that the Amalgamation occurred on March 31, 2007. The unaudited pro forma condensed consolidated statements of operations have been prepared for the three month period ended March 31, 2007 and for the twelve month period ended December 31, 2006 on the basis that the Amalgamation occurred on January 1, 2006. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical financial statements of Morgain and Aurogin contained in Appendices D and G respectively to this Circular.

	As at March 31, 2007 US$
Working Capital	4,462,477
Mineral Properties	27,362,754
Total Assets	36,729,016
Total Shareholders Equity	24,305,917

Description of Castle Gold Shares

On completion of the Amalgamation, Castle Gold will have an authorized share capital of an unlimited number of common shares without par value, of which approximately 70,195,647 (84,085,967 fully diluted) common shares will be issued and outstanding upon closing of the Amalgamation. See "Pro Forma Consolidated Capitalization" and "Fully Diluted Share Capital". The rights pertaining to the Castle Gold Shares will be governed by the By-laws of Castle Gold and the provisions of the CBCA. All of the Castle Gold Shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. The Castle Gold Shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Castle Gold's By-laws and Articles of Amalgamation and the CBCA.

Options to Purchase Securities

Description of Castle Gold Warrants

Upon completion of the Amalgamation, on the Effective Date it is expected that an aggregate of 7,615,640 Morgain Warrants and 10,418,000 Aurogin Warrants will be outstanding which will be exchanged for an aggregate of 9,016,820 Castle Gold Warrants. See "The Amalgamation Agreement" for details of the exchange of Morgain Warrants and Aurogin Warrants for Castle Gold Warrants which will be outstanding on completion of the Amalgamation.

The following description of the Castle Gold Warrants is a summary only and is subject to the more detailed provisions to be contained in the form of certificates representing the Castle Gold Warrants. The Castle Gold Warrants will entitle holders to purchase the number of shares at the prices set out in the table under the heading "The Amalgamation - Treatment of Warrants and Options of Morgain and Aurogin". The Warrants will contain, among other terms and conditions, provisions for the appropriate adjustment in the class, number and price of the shares to be acquired on exercise upon the occurrence of certain capital events, including any subdivision, consolidation or reclassification of the common shares of the Castle Gold, payments of stock dividends or other distributions, or the amalgamation, merger or other reorganization of Castle Gold. None of the Castle Gold Warrants will be listed on any stock exchange or stock market. For further details of the Morgain and Aurogin Warrants outstanding, please see Appendix F - Information Concerning Aurogin and Appendix C - Information Concerning Morgain, respectively.

There are no assurances that the Castle Gold Warrants will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Description of Castle Gold Stock Options

If approved by the Morgain Shareholders and Aurogin Shareholders, Castle Gold will adopt the stock option plan to be presented to Morgain and Aurogin Shareholders for approval at the Meetings. See "Adoption of Stock Option Plan".

Upon completion of the Amalgamation, an aggregate of 4,873,500 Castle Gold Stock Options will be outstanding under the Castle Gold Stock Option Plan. For further details of the Castle Gold Stock Options outstanding upon completion of the Amalgamation, please see Appendix C – Information Concerning Morgain and Appendix F – Information Concerning Aurogin.

There are no assurances that the Castle Gold Stock Options will be exercised in whole or in part and so no potential exercise proceeds thereof have been specifically allocated in any way herein.

Pro Forma Consolidated Capitalization

The following table sets forth the pro forma capitalization of Castle Gold on the Effective Date:

Capital	Amount Authorized	Morgain Amount Outstanding on March 31, 2007 Cdn$	Aurogin Amount Outstanding on March 31, 2007 US$	Pro Forma Castle Gold Amount Outstanding on the Effective Date US$
Shareholders' Equity	Unlimited	$7,053,475 72,629,908 shares	$3,994,414 64,334,721 shares(3)(4)	$ 24,305,917(1) 70,195,647 shares(1)(2)
Long Term Liabilities		$5,891,691	$120,601	$10,041,923(5)

(1) Assuming an aggregate of 1,000,000 Morgain Shares are issued prior to the Effective Date in consideration for the acquisition of certain surface rights and mining concessions. See "Appendix C - Information Concerning Morgain – Narrative Description of the Business – Business of Morgain – La Fortuna Property – Project Summary".

(2) Assumes an aggregate of 200,000 Aurogin Shares are issued prior to the Effective Date upon the exercise of Aurogin Warrants due to expire August 17, 2007.

(3) Excludes an aggregate of 2,226,666 Aurogin Shares issued upon the exercise of 1,946,666 Aurogin Warrants and 280,000 Aurogin Stock Options after March 31, 2007 and prior to the date of this Circular.

(4) See "The Amalgamation Agreement – Treatment of Warrants and Options of Morgain and Aurogin" for a list of Castle Gold Options and Warrants to be outstanding upon completion of the Amalgamation.

(5) For Morgain, long term liabilities include an aggregate of $5,873,863 as at December 31, 2006 due under a loan agreement entered into with H. Morgan & Co. dated March 24, 2005, as amended on October 31, 2006 the loan facility was increased from $5,000,000 to $7,000,000. Pursuant to an amending agreement dated April 20, 2007, the loan facility was further increased to $7,243,000 as of April 30, 2007. See "Appendix C – Information Concerning Morgain - Options to Purchase Securities – Long-term Debt".

Fully Diluted Share Capital

The following table sets forth the expected fully diluted share capital of Castle Gold on the Effective Date:

Reason for Issue	Number of Castle Gold Shares	Percentage of Total
Exchanged for Morgain Shares[1]	36,314,954	42.11%
Exchanged for Aurogin Shares[1][2]	33,380,693	38.71%
Issuable by Morgain upon acquisition of certain surface rights and mineral concessions[3]	500,000	0.58%
Issuable upon exercise of Castle Gold Stock Options issued to holders of Morgain Stock Options[4]	2,515,000	2.92%
Issuable upon exercise of Castle Gold Warrants issued to holders of Morgain Warrants[4]	3,807,820	4.42%
Issuable upon exercise of Castle Gold Stock Options and issued to holders of Aurogin Stock Options[5]	2,358,500	2.74%
Issuable upon exercise of Castle Gold Warrants issued to holders of Aurogin Warrants[2][5]	5,209,000	6.04%
Issuable upon balance of stock options that may be granted under the Castle Gold Stock Option Plan[6]	2,146,064	2.49%
TOTAL	**86,232,031**	**100%**

(1) See "The Amalgamation Agreement – Exchange Ratio".

(2) Assumes that an aggregate of 200,000 Aurogin Warrants due to expire on August 17, 2007 are exercised prior to the Effective Date.

(3) These Morgain Shares are anticipated to be issued prior to the Effective Date. See "Appendix C - Information Concerning Morgain – Narrative Description of the Business – Business of Morgain – La Fortuna Property – Project Summary".

(4) See "The Amalgamation Agreement – Treatment of Warrant and Stock Options of Morgain and Aurogin" and "Appendix C – Information Concerning Morgain – Options to Purchase Securities".

(5) See "The Amalgamation Agreement – Treatment of Warrant and Stock Options of Morgain and Aurogin" and "Appendix F – Information Concerning Aurogin – Options to Purchase Securities".

(6) See "Adoption of Stock Option Plan".

Principal Shareholders

No one person will own of record or beneficially, directly or indirectly, or exercise control or direction over, more than 10% of the issued and outstanding Castle Gold Shares on the completion of the Amalgamation.

Directors and Officers

The following table and the notes thereto state the names, municipality of residence, offices to be held with Castle Gold and principal occupations of the directors and officers of Castle Gold on the Effective Date pursuant to the Amalgamation and the number of securities of Castle Gold beneficially owned, directly or indirectly, by each of them, on the Effective Date.

Name and Municipality of Residence	Position Held With Morgain/Aurogin	Position to be Held with Castle Gold	Principal Occupation and Positions During the Last Five Years	Voting Securities Held/ Controlled in Morgain/ Aurogin at Record Date	Voting Securities to be Held or Controlled in Castle Gold on the Effective Date
Chester F. Millar British Columbia, Canada[1]	Director and Chairman of Morgain	Chairman and Director	Director of Morgain from February 26, 2004 to present; Chairman of Morgain from January 19, 2005 to present; President, Chairman of Glamis Ltd. from 1985 to 1988; Chairman of Eldorado Gold Corporation from 1992 to 1997.	3,658,667 Morgain Shares 100,000 Aurogin Shares	1,879,333 Castle Gold Shares
Christopher E. Babcock Washington, USA[2]	President, Chief Executive Officer and Director of Morgain	President, Chief Executive Officer and Director	President and Chief Executive Officer of Morgain from July 19, 2006 to present; Director of Morgain from June 18, 2004 to present; Mexico Operations Manager for Morgain from March 2004 to July 2006; Manager for Mexico for Alamos Gold Inc. from 2001 to 2004.	691,500 Morgain Shares 10,000 Aurogin Shares	358,000 Castle Gold Shares
Rodrigo Sanchez-Mejorada V. Mexico[3]	Director of Morgain	Director	Director of Morgain from February 22, 2007 to present; Managing Partner, law firm of Sanchez, Mejorada – Velasco y Ribe for the last five years.	Nil Morgain Shares Nil Aurogin Shares	Nil Castle Gold Shares
Darren M. Koningen Ontario, Canada[4]	Vice President, Operations of Morgain and Aurogin and Director of Morgain	Vice President, Operations and Director	Vice President, Engineering of Morgain from November 21, 2006 to present; Director of Morgain from June 29, 2006 to present; Vice-President, Engineering of Aurogin from October 2005 to present; Independent Metallurgical Consultant from 2000 to 2005.	200,000 Morgain Shares 1,023,000 Aurogin Shares	611,500 Castle Gold Shares

Name and Municipality of Residence	Position Held With Morgain/Aurogin	Position to be Held with Castle Gold	Principal Occupation and Positions During the Last Five Years	Voting Securities Held/ Controlled in Morgain/ Aurogin at Record Date	Voting Securities to be Held or Controlled in Castle Gold on the Effective Date
Richard J. Adams Ontario, Canada(5)	Vice President, Corporate Development and Director of Aurogin and a director of Morgain	Director	Vice President, Corporate Finance of Morgain from November 21, 2006 to June 2007; Director of Morgain from June 5, 2006 to present; Vice-President, Corporate Development for Aurogin from 2005 to present; Managing Consulting at Hatch from 2001 to 2005.	95,791 Morgain Shares 797,683 Aurogin Shares	446,737 Castle Gold Shares
John Paterson Ontario, Canada(6)	President, Chief Executive Officer of and Director of Aurogin	Director	President, Chief Executive Officer and Director of Aurogin from April 2002 to present; President and Chief Executive Officer of Geomaque Explorations Ltd.	Nil Morgain Shares 1,381,420 Aurogin Shares	690,710 Castle Gold Shares
Edward G. Thompson Ontario, Canada(7)	Director of Aurogin	Director	President of E.G. Thompson Mining Consultants Inc.	Nil Morgain Shares 1,468,500 Aurogin Shares	734,250 Castle Gold Shares
Michael H. Farrant Ontario, Canada(8)	Vice-President Finance and Chief Financial Officer of Aurogin	Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Aurogin from July 2006 to present; Financial Consultant for Centerra Gold Inc. from March 2006 to June 2006; Vice President and Treasurer of Kinross Gold Corporation ("Kinross") from June 2005 to February 2006; Treasurer of Kinross from April 2004 to May 2005; Operations Controller of Kinross from January 2003 to March 2004; Corporate Controller of Barrick Gold Corporation from November 1997 to June 2002.	7,500 Morgain Shares 295,000 Aurogin Shares	151,250 Castle Gold Shares
Sharon L. Fleming British Columbia, Canada(9)	Corporate Secretary of Morgain	Corporate Secretary	Principal, Fleming & Associates from August 1994 to present; Corporate Secretary of Morgain from June 18, 2004 to present.	Nil Morgain Shares Nil Aurogin Shares	Nil Castle Gold Shares

(1) Mr. Miller will also hold 550,000 Castle Gold Options and 108,333 Castle Gold Warrants.

(2) Mr. Babcock will also hold 600,000 Castle Gold Options and 45,000 Castle Gold Warrants.

(3) Mr. Sanchez-Mejorada V. will also hold 100,000 Castle Gold Options.

(4) Mr. Koningen will also hold 457,500 Castle Gold Options and 134,00 Castle Gold Warrants .

(5) Mr. Adams will also hold 520,000 Castle Gold Options and 60,591 Castle Gold Warrants.

(6) Mr. Paterson will also hold 569,000 Castle Gold Options.

(7) Mr. Thompson will also hold 185,000 Castle Gold Options.

(8) Mr. Farrant will also hold 175,000 Castle Gold Options.

(9) Ms. Fleming will also hold 100,000 Castle Gold Options.

Upon the Effective Date if is intended that the members of the Audit Committee of Castle Gold will be Richard Adams (Chair), Rodrigo Sanchez-Mejorada V. and John Paterson, and the members of the Compensation Committee will be: Edward Thompson (Chair), John Paterson and Rodrigo Sanchez-Mejorada V.

The following are brief biographical descriptions of the directors and officers of Castle Gold:

Chester F. Millar, Chairman and Director of Morgain

Mr. Millar served previously in the positions of Chairman, President and Director of Alamos Gold Inc. He is a pioneer of heap leaching gold production and of the large-scale bulk mining methods used for mining low-grade gold deposits in the Western United States. Under his guidance, Afton Mines (1968-1973), Glamis Gold Limited and Eldorado Gold Corporation grew from small exploration and early production concerns into substantial mining companies. Mr. Millar served as Chairman of Glamis Limited from 1985 to 1998 and as Chairman of Eldorado Gold Corporation from 1992 to 1994.

Christopher E. Babcock, President, Chief Executive Officer and Director of Morgain

Mr. Babcock has over 20 years mining experience, 14 years in Mexico. His experience is in management, development, construction, operation and administration of primarily open pit heap leach gold mines. He has held positions with Alamos Gold, Eldorado Gold, La Teko Resources, and Grupo MMM. Prior to joining Morgain in 2004, he held positions with Alamos Gold including manager of Mexico. Mr. Babcock was appointed President and CEO of Morgan in July 2006.

Rodrigo Sanchez-Mejorada V., Director of Morgain

Mr. Sanchez-Mejorada V. is a Managing Partner of the law firm of Sanchez-Mejorada, Velasco y Ribe in Mexico. He is an advisor to several multinational mining, industrial and service companies, and has served as an advisor and outside legal counsel to the Mexican Government (Nacional Financiera, Ministry of the Treasury and Public Credit, Ministry of Energy, Mines and State Industry).

He co-drafted the 1990 Regulations of the Mining Law and the current Mining Law of Mexico (1992), as well as serving as an advisor on amendments to the Mining Law (approved by the Mexican Congress in 2005). In 1998, Mr. Sanchez-Mejorada served as a member of the World Bank mission to Nicaragua regarding the modernization of the mining legislation of that country. In addition to his law degree, Mr. Sanchez-Mejorada holds a MBA from Harvard University and is an author and frequent lecturer on mining laws, regulations and business in Mexico.

Darren M. Koningen, Vice President, Engineering and Director of Morgain

Mr. Koningen has over 15 years of global experience in the mining and metals industry and is well versed in mineral process development, feasibility studies, engineering design, project and field engineering, commissioning and plant operations. He has completed numerous gold processing engagements while employed as a Senior Process Engineer with Kvaerner Engineering and Construction and as an independent Metallurgical Consultant. Most recently, as Vice President of Engineering, Mr. Koningen was responsible for all engineering activities in the development and construction of a heap leach gold project in Central America.

Richard J. Adams, Director of Morgain

Mr. Adams has a proven international track record in mine due diligence, construction, development, planning, operation and closure, corporate restructuring, risk management, business and marketing plan creation and financial evaluation and modeling. He is experienced in gold, nickel, copper, zinc, diamond, aluminum, iron ore, magnesium

and oil-sand mining operations and has been employed by or consulted to most of the world's largest resource companies including AngloGold, Barrick, Placer Dome, Xstrata, Cambior, Inco, Falconbridge, TeckCominco, Hudson Bay Mining & Smelting, De Beer's, Rio Tinto and Syncrude. Most recently, as Vice President (Mining) he led all engineering activities for a Merchant Bank with significant equity investments in 15 TSX-listed junior resource companies with a combined market capitalization of $750 million. Prior to this, he was employed by the international engineering firm, Hatch, where he was responsible for due diligence reviews of over 30 mining projects.

John H. Paterson, President, Chief Executive Officer and Director of Aurogin

Mr. Patterson, M.Sc., P.Eng., is a mining engineer with a diverse range of mining experience with both major and junior mining companies as well as an independent consultant. Mr. Paterson's first foray into heap-leach mining was with Eden Roc Mineral Corp. where he was instrumental in developing the Afema lateritic gold deposit in the Ivory Coast. He then joined Geomaque Explorations where, as Chief Executive Officer, two heap-leach gold mines were developed. The San Francisco mine in Sonora, Mexico, was initially scheduled to produce 150,000 ounces but additional reserves were added and the mine eventually produced 300,000 ounces over a five year operating life. The Vueltas Del Rio mine in Honduras was commissioned in 2001 producing at a rate of 40,000 ounces per year. Mr. Paterson serves on the board of Sparton Resources, which is earning into the Luxi project in Yunnan, China, a heap leach operation currently producing at a rate of 5,000 ounces per year. He also serves on the board of Everton Resources Inc. and McVicar Resources Inc. and is a director of the Prospectors and Developers Association of Canada.

Edward G. Thompson, Director of Aurogin

Mr. Thompson, M.A.Sc., P.Eng., is a professional engineer and geologist with over 40 years of experience in all aspects of management in the North and South American mining industry. He is the President of E.G. Thompson Mining Consultants Inc. and is a past President of the Prospectors and Developers Association of Canada. His career started in the late 1950s with Teck Corp. as a geologist, followed by senior positions at Lacana Mining Corp., a sponsor of the Cordex Syndicate in Nevada where he was directly involved with the development of 12 mines. During 1986 to 1990, he was the President of Mingold Resources (Canada) and a director of Exploration of Westgold Resources (USA) and was active in gold exploration and acquisitions. He is a director of Freewest Resources Canada Inc., Western Troy Capital Resources Inc., Tri Origin Exploration Ltd., Consolidated Thompson Lundmark Gold Mines Ltd. and is the Chairman and a director of Sparton Resources Inc. and Golden Queen Mining Co. Ltd. as well as a founder of Aurogin.

Michael H. Farrant, Chief Financial Officer of Aurogin

Mr. Farrant brings to Aurogin, over 10 years financial management experience in the gold mining sector. Prior to joining Aurogin, Mr. Farrant was Vice President and Treasurer of Kinross Gold Corporation. He joined Kinross as Group Controller in 2003, immediately prior to their merger with Echo Bay Mines Ltd. and TVX Gold Inc. and a year later assumed the responsibility for treasury operations. He entered the mining industry in 1996 with Barrick Gold Corporation and held the position of Corporate Controller from 1997 to 2002. He has also consulted to Centerra Gold Inc. Mr. Farrant holds a Bachelor of Commerce with Honours, from Queen's University, Kingston, Ontario , and earned his C.A. designation in 1995 while with Coopers & Lybrand.

Sharon L. Fleming, Corporate Secretary of Morgain

Ms. Fleming has over 25 years experience in the administration and regulatory filing requirements of public and private companies. In 1994, she founded Fleming & Associates, a consulting company specializing in the field of corporate securities and public company administration. Prior to 1994, Ms. Fleming was a senior legal assistant with Campney & Murphy, Barristers and Solicitors and Lawson Lundell, Barristers and Solicitors.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Circular no proposed director, officer or Control Person or promoter of Castle Gold, within ten years prior to the date of this Circular, has been a director, officer or promoter of any person or company

that, while that persons was acting in that capacity, was the subject of a cease trade or similar order for a period of more than thirty (30) consecutive days; or became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, Amalgamation or compromise with creditors or had receiver, receiver/manager or trustee appointed to hold its assets.

Penalties or Sanctions

Except as disclosed in this Circular, no proposed director, officer or Control Person or promoter of Castle Gold has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable security holder making a decision about the Amalgamation.

Personal Bankruptcies

No proposed director, officer or Control Person or promoter of Castle Gold, within ten years prior to the date of this Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, Amalgamation or compromise with creditors or had a receiver, receiver/manager or escrow agent appointed to hold the assets of the director, officer or promoter.

Conflicts of Interest

There are no potential material conflicts of interest between Castle Gold and any proposed director, officer or promoter of Castle Gold, except as otherwise disclosed in this Circular.

Executive Compensation

The boards of directors of Morgain and Aurogin have agreed that upon the Effective Date, Mr. Christopher Babcock, the current President and Chief Executive Officer of Morgain will remain as the President and Chief Executive Officer of Castle Gold and Michael Farrant, the current Chief Financial Officer of Aurogin will become the Chief Financial Officer of Castle Gold. The compensation for such officers will be determined by the compensation committee of the Castle Gold Board following the Effective Date based upon industry standards.

Indebtedness of Directors and Officers

None of the proposed directors or officers of Castle Gold will be indebted to Castle Gold on completion of the Amalgamation. None of the directors or officers of Morgain or Aurogin have, at any time during their respective most recently completed fiscal years or since then, been indebted to Morgain or Aurogin.

Investor Relations Arrangements

No written or oral agreement or undertaking has been reached with any person to provide any promotional or investor relations services to Castle Gold.

Auditors

The auditors of Castle Gold will be McGovern, Hurley, Cunningham LLP, Chartered Accountants.

Registrar and Transfer Agent

The Transfer Agent and Registrar of Castle Gold will be Pacific Corporate Trust Company.

Legal Proceedings

Upon completion of the Amalgamation, Castle Gold and its subsidiaries will not be a party to any legal proceedings the outcome of which could have a material adverse effect on Castle Gold, except as set out in Appendix F under the heading "Legal Proceedings".

EXPERTS

Aurogin has obtained the consents from the following parties to the inclusion of certain information in this Circular and such consent has not been withdrawn prior to the filing of this Circular with the required regulatory authorities:

1. Toren K. Olsen, P.Geo., Darren M. Koningen, P.Eng., and Neil N. Gow, P.Geo., the co-authors of the report entitled "March 2007, El Sastre Exploration Licence, Guatemala" dated March 30, 2007;

2. Toren K. Olsen, P.Geo. and Neil N. Gow, P.Geo., the co-authors of the report entitled "Independent Technical Report and Mineral Resource Estimate, Bridge Deposit, Guatemala" dated April 2, 2007; and

3. Toren K. Olsen, P.Geo., Darren M. Koningen, P.Eng., and Neil N. Gow, P.Geo., co-authors of the report entitled "Update Report for the El Sastre Exploration Licence, Guatemala" dated November 26, 2006.

As of the date hereof, except for Mr. Darren Koningen who owns an aggregate of 200,000 Morgain Shares and 1,023,000 Aurogin Shares, the authors of the technical reports referred to above, do not own, directly or indirectly any Morgain Shares or Aurogin Shares.

Morgain has obtained the consents from the following parties to the inclusion of certain information in this Circular and such consents have not been withdrawn prior to the filing of this Circular with the required regulatory authorities:

1. Steven T. Priesmeyer, M.Sc., C.P.G., Daihua Steve Zou, Ph.D., P.Eng. and Felix Lee, B.Sc., P.Geo., the co-authors of the Pre-feasibility Report entitled "El Castillo Project, Durango, Mexico" dated October 20, 2006; and

2. Toren K. Olsen, P.Geo., the author of the reports entitled "La Fortuna Project, Durango, Mexico, Technical Report for Morgain Minerals" dated May 15, 2007.

As of the date hereof, the authors of the technical reports referred to above, do not own, directly or indirectly any Morgain Shares or Aurogin Shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar regulatory authority in the applicable Provinces of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

- The Amalgamation Agreement

- Certain sections of the Technical Report entitled "El Castillo Project, Durango, Mexico" dated October 20, 2006 prepared by Steven T. Priesmeyer, M.Sc., C.P.G., Daihua Steve Zou, Ph.D., P.Eng. and Felix Lee, B.Sc., P.Geo. See "Appendix C – Information Concerning Morgain".

- Certain sections of the Technical Report entitled "La Fortuna Project, Durango, Mexico, Technical Report for Morgain Minerals" dated May 15, 2007 prepared by Toren K. Olsen, P.Geo. See "Appendix C – Information Concerning Morgain".

Copies of the Morgain documents referred to herein may be obtained by a Morgain Shareholder upon request without charge from Sharon L. Fleming, Corporate Secretary, of Morgain at Suite 1550 - 625 Howe Street,

Vancouver, British Columbia V6C 2T6, telephone 604-688-0803. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

Copies of the Aurogin documents referred to herein may be obtained by a Aurogin Shareholder upon request without charge from John H. Paterson, President and Chief Executive Officer, of Aurogin at 55 University Avenue, Suite 1101, Toronto, Ontario M5J 2H7, telephone 416-214-4809. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

Any statement contained in this Circular or a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent a statement contained herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

OTHER MATTERS

Management of Morgain and Aurogin know of no amendment, variation or other matter to come before the Meetings other than the matters referred to in the Notice of Special Meeting of Morgain and Notice of Special Meeting of Aurogin. However, if any other matter properly comes before the Meetings, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

AUDITORS' CONSENTS

We have read this Circular dated July 18, 2007 relating to the Amalgamation. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned circular of our audit report to the shareholders of Morgain on the consolidated balance sheets of Morgain as at December 31, 2005 and December 31, 2004 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. Our audit report was dated April 22, 2006.

(Signed) "De Visser Gray, Chartered Accountant"
Vancouver, British Columbia
July 18, 2007

We have read this Circular dated July 18, 2007 relating to the Amalgamation. We have complied with Canadian generally accepted accounting standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our audit report to the shareholders of Morgain on the consolidated balance sheet of Morgain as at December 31, 2006 and the consolidated statements of operations and deficit, and cash flows for the year ended December 31, 2006. Our audit report is dated April 20, 2007.

(Signed) "Morgan & Company, Chartered Accountants"
Vancouver, British Columbia
July 18, 2007

We have read this Circular dated July 18, 2007 concerning the proposed Amalgamation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned Circular of our audit report to the shareholders of Aurogin on the balance sheets of Aurogin as at December 31, 2006 and June 30, 2006 and the statements of operations and deficit and cash flows for the six month period ended December 31, 2006 and the twelve month period ended June 30, 2006. Our report is dated April 14, 2007.

We consent to the use in the above-mentioned Circular of our audit report to the shareholders of Aurogin on the balance sheets of Aurogin as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for the years then ended. Our report is dated October 25, 2006.

We also consent to the inclusion in the above-mentioned Circular of our compilation report dated July 18, 2007 to the directors of Aurogin accompanying the unaudited pro forma balance sheet of Castle Gold Corporation as at March 31, 2007.

(Signed) "McGovern, Hurley, Cunningham LLP, Chartered Accountants"
Toronto, Ontario
July 18, 2007

APPROVAL OF MORGAIN MINERALS INC.

The contents and sending of this Circular to the Morgain Shareholders has been approved by the Morgain Board of Directors.

Aurogin has provided the information contained in this Circular concerning Aurogin, its subsidiaries and mineral properties, including information incorporated herein by reference, Aurogin financial information and financial statements. Morgain assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of Aurogin to disclose facts or events which may affect the accuracy of any such information.

DATED at Vancouver, British Columbia, this 18th day of July, 2007.

By order of the Board

(signed) "Christopher E. Babcock"

Christopher E. Babcock
President, Chief Executive Officer and Director

APPROVAL OF AUROGIN RESOURCES LTD.

The contents and sending of this Circular to the Aurogin Shareholders has been approved by the Aurogin Board of Directors.

Morgain has provided the information contained in this Circular concerning Morgain, its subsidiaries and mineral properties, including information incorporated herein by reference, Morgain financial information and financial statements. Aurogin assumes no responsibility for accuracy or completeness of such information nor for any omission on the part of Morgain to disclose facts or events which may affect the accuracy of any such information.

DATED at Toronto, Ontario, this 18th day of July, 2007.

By order of the Board

(signed) "John H. Paterson"

John H. Paterson
President, Chief Executive Officer and Director

APPENDIX A

AMALGAMATION RESOLUTIONS

MORGAIN AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation agreement (the "Amalgamation Agreement") dated July 18, 2007 between Morgain Minerals Inc. ("Morgain") and Aurogin Resources Ltd. ("Aurogin") with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement, attached as Appendix B to the Joint Information Circular of Morgain and Aurogin dated July 18, 2007 is hereby approved and adopted.

2. Morgain amalgamate with Aurogin under the provisions of the *Canada Business Corporations Act.*

3. Axium Law Corporation be appointed as Morgain's agent to electronically file the Articles of Amalgamation with the Director of Industry Canada appointed under the *Canada Business Corporations Act.*

4. The board of directors of Morgain are authorized to abandon the Amalgamation without further approval of the shareholders of Morgain.

5. Any director or officer of Morgain is hereby authorized, for and on behalf of Morgain, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

AUROGIN AMALGAMATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation agreement (the "Amalgamation Agreement") dated July 18, 2007 between Morgain Minerals Inc. ("Morgain") and Aurogin Resources Ltd. ("Aurogin") with such amendments or variations thereto made in accordance with the terms of the Amalgamation Agreement, attached as Appendix B to the Joint Information Circular of Morgain and Aurogin dated July 18, 2007 is hereby approved and adopted.

2. Aurogin amalgamate with Morgain under the provisions of the *Canada Business Corporations Act.*

3. Axium Law Corporation be appointed as Aurogin's agent to electronically file the Articles of Amalgamation with the Director of Industry Canada appointed under the *Canada Business Corporations Act.*

4. The board of directors of Aurogin are authorized to abandon the Amalgamation without further approval of the shareholders of Aurogin.

5. Any director or officer of Aurogin is hereby authorized, for and on behalf of Aurogin, to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated for reference the 18th day of July, 2007.

BETWEEN:

MORGAIN MINERALS INC., a company continued under the federal laws of Canada and having its registered office at 3350-1055 Dunsmuir Street, Vancouver, British Columbia V7X 1L2

(hereinafter referred to as "Morgain")

AND:

AUROGIN RESOURCES LTD., a company continued under the federal laws of Canada and having its registered office at 55 University Avenue, Suite 1101, Toronto, Ontario M5J 2H7

(hereinafter referred to as "Aurogin")

WHEREAS:

A. Each of Morgain and Aurogin has been continued and is subsisting under the *Canada Business Corporations Act* (the "CBCA");

B. Morgain and Aurogin wish for business reasons to combine their respective companies by way of an amalgamation (the "Amalgamation") to form one company under the provisions of the CBCA;

C. Morgain's common shares and Aurogin's common shares are listed for trading on the TSX Venture Exchange (the "TSXV");

D. The parties have entered into a letter agreement with respect to the Amalgamation dated February 26, 2007, as subsequently amended; and

E. The parties wish to enter into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the Amalgamation.

NOW THEREFORE in consideration of the mutual premises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Definitions

1.1 For the purposes of this Agreement:

(a) "**Agreement**" means this Amalgamation Agreement and includes the schedules attached hereto.

(b) "**Amalgamating Companies**" means Morgain and Aurogin.

(c) "**Amalgamated Company**" means the corporation constituted upon the Amalgamation becoming effective.

(d) **"Amalgamated Company Options"** means stock options to purchase Amalgamated Company Shares including any such options issued in exchange for Morgain Options and Aurogin Options in accordance with this Agreement.

(e) **"Amalgamated Company Shares"** means the common shares without par value in the capital of the Amalgamated Company as constituted on the Effective Date.

(f) **"Amalgamated Company Warrants"** means warrants to purchase Amalgamated Company Shares including any such warrants issued in exchange for Morgain Warrants and Aurogin Warrants in accordance with this Agreement.

(g) "**Amalgamation**" means the amalgamation of the Amalgamating Companies as contemplated in this Agreement.

(h) **"Aurogin Disclosure Documents"** means:

   (i) the management information circular of Aurogin dated May 22, 2007;

   (ii) the annual audited consolidated financial statements of Aurogin for the year ended December 31, 2006 and the unaudited interim consolidated financial statements of Aurogin for the three month period ended March 31, 2007;

   (iii) the Management Discussion and Analysis of financial results of Aurogin for the financial year ended December 31, 2006 and for the three month period ended March 31, 2007;

   (iv) all Material Change Reports filed by Aurogin on SEDAR after December 31, 2006, and

   (v) all press releases filed by Aurogin on SEDAR after December 31, 2006.

(i) **"Aurogin Meeting"** means the special meeting of the Aurogin Shareholders to be held on August 17, 2007 (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the special resolution to approve the Amalgamation.

(j) "**Aurogin Options**" means those incentive stock options granted and currently outstanding to directors, officers, employees and consultants of Aurogin to purchase up to 4,717,000 common shares of Aurogin.

(k) **"Aurogin Shareholders"** means the holders of Aurogin Shares set out from time to time in the register maintained by or on behalf of Aurogin in respect of Aurogin Shares.

(l) **"Aurogin Shares"** means the common shares without par value in the capital of Aurogin as constituted on the date hereof.

(m) "**Aurogin Warrants**" means those share purchase warrants issued by Aurogin and currently outstanding to purchase up to 10,618,000 common shares of Aurogin.

(n) "**Depositary**" means Pacific Corporate Trust Company or such other institution as Morgain and Aurogin may select.

(o) "**Director**" means the person appointed as the Director of Industry Canada under the CBCA.

(p) "**Effective Date**" means the date the Amalgamation is completed as set forth in the certificate of amalgamation to be issued to the Amalgamated Company pursuant to the CBCA.

(q) **"Foreign Private Issuer"** means "foreign private issuer" as defined in Rule 405 of Regulation C of the U.S. Securities Act.

(r) **"Form CB"** means the Form CB required to be filed with the Securities and Exchange Commission containing the informational documentation used in connection with the Amalgamation, including the Joint Information Circular, by the first business day after publication or dissemination to security holders pursuant to Rule 802(a)(3) promulgated under the Securities Act.

(s) "**Joint Information Circular**" means the joint management information circular to be prepared by Morgain and Aurogin in connection with the special meetings of the shareholders of each of the Amalgamating Companies held to consider and approve the Amalgamation.

(t) **"Morgain Disclosure Documents"** means:

(i) the management information circular of Morgain dated May 16, 2007;

(ii) the annual audited consolidated financial statements of Morgain for the year ended December 31, 2006 and the amended unaudited interim consolidated financial statements of Morgain for the three month period ended March 31, 2007;

(iii) the amended Management Discussion and Analysis of financial results of Morgain for the financial year ended December 31, 2006 and for the three month period ended March 31, 2007;

(iv) all Material Change Reports filed by Morgain on SEDAR after December 31, 2006; and

(v) all press releases filed by Morgain on SEDAR after December 31, 2006.

(u) **"Morgain Meeting"** means the special meeting of the Morgain Shareholders to be held on August 17, 2007 (including any adjourned or postponed meeting) for the purpose of considering and, if deemed advisable, approving the special resolution to approve the amalgamation.

(v) **"Morgain Options"** means those incentive stock options granted and currently outstanding to directors and employees of Morgain to purchase up to 5,030,000 common shares of Morgain.

(w) **"Morgain Shareholders"** means the holders of Morgain Shares set out from time to time in the register maintained by or on behalf of Morgain in respect of Morgain Shares.

(x) **"Morgain Shares"** means the common shares without par value in the capital of Morgain as constituted on the date hereof.

(y) "**Morgain Warrants**" means those share purchase warrants issued by Morgain and currently outstanding to purchase up to 7,615,640 common shares of Morgain.

(z) "**Person**" means any individual, corporation, firm, partnership (including, without limitation, a limited partnership), sole proprietorship, syndicate, joint venture, trustee, trust, any unincorporated organization or association, any government or instrumentality thereof and any tribunal; and pronouns have a similar extended meaning.

(aa) "**TSXV**" means the TSX Venture Exchange.

(bb) **"United States"** means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

(cc) **"U.S. Holder"** means any security holder resident in the United States.

(dd) **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended.

1.2 Words and phrases used herein and defined in the CBCA shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.3 The following Schedules which are attached hereto each form part of this Agreement:

Schedule "A" - Form 9 (CBCA) – Articles of Amalgamation
Schedule "B" – By-laws
Schedule "C" - Stock Option Plan

1.4 Headings

The division of this Agreement into articles, sections, paragraphs and other subdivisions, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

2. <u>Amalgamation</u>

2.1 Agreement

The Amalgamating Companies agree to amalgamate pursuant to the provisions of the CBCA as of the Effective Date and to continue as one corporation on the terms and conditions herein described.

2.2 Effective Date of the Amalgamation

On the Effective Date, the Amalgamation will become effective and the Amalgamating Companies will be amalgamated and continued as one corporation under the terms and conditions of this Agreement.

2.3 Cancellation of Unissued Shares

The unissued shares of each of the Amalgamating Companies shall be cancelled and shall not be exchanged for shares of the Amalgamated Company.

2.4 Fractional Shares

No fractional shares will be issued by the Amalgamated Company on the Amalgamation and any entitlement to a fractional share will be rounded down to the next whole Amalgamated Company Share.

3. Amalgamated Company

3.1 Name

The name of the Amalgamated Company shall be "Castle Gold Corporation" or such other name as approved by the TSXV and the directors of the Amalgamated Company.

3.2 Business

There shall be no restrictions on the business that the Amalgamated Company may carry on.

3.3 Registered Office

The registered and records office of the Amalgamated Company shall be located at 3350-1055 Dunsmuir Street, Vancouver, BC V7X 1L2.

3.4 Head Office

The head office of the Amalgamated Company shall be located at 1101-55 University Avenue, Toronto, ON M5J 2H7.

3.5 Authorized Capital

The authorized capital of the Amalgamated Company shall consist of an unlimited number of common shares without par value.

3.6 Form 9 – Articles of Amalgamation

The Form 9 – Articles of Amalgamation of the Amalgamated Company shall be substantially in the form set out in Schedule A" hereto, and subject to the terms hereof, will be filed with the Director under the CBCA in accordance with Section 185(1) of the CBCA.

3.7 By-Laws

The By-laws of the Amalgamated Company shall be substantially in the form set out in Schedule "B' hereto and will be kept at the records office of the Amalgamated Company.

3.8 Directors and Officers

(a) The initial number of directors of the amalgamated Company shall be determined at seven;

(b) The first directors of the Amalgamated Company shall be the persons whose names, prescribed addresses (as such term is defined in the CBCA) and occupations are as follows:

Full Name	Prescribed Address	Occupation
Chester F. Millar	c/o Suite 1550, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	Chairman and Director of Morgain

Full Name	Prescribed Address	Occupation
Christopher E. Babcock	c/o Suite 1550, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	President, Chief Executive Officer and Director of Morgain
Rodrigo Sanchez-Mejorada V.	Paseo de la Reforma, 450 Colonia Lomas de Chapultepec 11000 Mexico D.F Mexico	Lawyer and Director of Morgain
John H. Paterson	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	President, Chief Executive Officer and Director of Aurogin
Darren M. Koningen	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	Vice-President, Engineering of Aurogin and Morgain and Director of Morgain
Richard J. Adams	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	Vice-President, Corporate Development and Director of Aurogin and Director of Morgain
Edward G. Thompson	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	Independent Geological Engineer and Director of Aurogin

(c) The officers of the Amalgamated Company shall be the following:

Full Name	Prescribed Address	Position with Amalgamated Company	Occupation
Sharon L. Fleming	c/o Suite 1550, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	Corporate Secretary	Paralegal; Corporate Secretary of Morgain
Darren M. Koningen	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	Vice President Operations	Vice-President, Engineering of Aurogin and Morgain
Michael H. Farrant	c/o Suite 1101, 55 University Avenue Toronto, Ontario Canada M5J 2H7	Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Aurogin
Christopher E. Babcock	c/o Suite 1550, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	President and Chief Executive	President and Chief Executive Officer of

Full Name	Prescribed Address	Position with Amalgamated Company	Occupation
		Officer	Morgain
Chester F. Millar	c/o Suite 1550, 625 Howe Street Vancouver, British Columbia Canada V6C 2T6	Chairman	Chairman of Morgain

3.9 Management

Following the Effective Date, the Amalgamated Company shall be managed and operated in accordance with the CBCA.

3.10 Assets and Liabilities

Each of the Amalgamating Companies shall contribute to the Amalgamated Company all of its assets, subject to its liabilities, as they exist immediately before the Amalgamation. The Amalgamated Company shall possess all the property, rights, privileges and franchises as they exist immediately before the Amalgamation, and shall be subject to all the liabilities, contracts, disabilities and debts of each of the Amalgamating Companies, as they exist immediately before the Amalgamation. All rights of creditors against the property, assets, rights, privileges and franchises of the Amalgamating Companies and all liens upon their property, rights and assets shall be unimpaired by the Amalgamation and all debts, contracts, liabilities and duties of the Amalgamating Companies shall thenceforth attach to and may be enforced against the Amalgamated Company. No action or proceeding by or against any of the Amalgamating Companies shall abate or be affected by the Amalgamation but, for all purposes of such action or proceeding, the name of the Amalgamated Company shall be substituted in such action or proceeding in the place of the name of the relevant Amalgamating Company.

3.11 Fiscal Year

The fiscal year end of the Amalgamated Company is to be December 31 in each year.

3.12 Registrar and Transfer Agent

The Registrar and Transfer Agent for the securities of the Amalgamated Company shall be Pacific Corporate Trust Company.

3.13 Auditor

The auditor of the Amalgamated Company shall be McGovern, Hurley, Cunningham, LLP and their remuneration may be fixed from time to time by the directors of the Amalgamated Company. The first auditor of the Amalgamated Company shall hold office until the first annual meeting of the shareholders of the Amalgamated Company after the Effective Date or until their successors are duly appointed.

3.14 Incentive Stock Option Plan

The Amalgamated Company shall adopt an incentive stock option plan substantially in the form attached hereto as Schedule "C" (the "Option Plan") which, subject to regulatory and shareholder approval, will become effective as of the Effective Date, subject to repeal, amendment or alteration.

4. **Exchange of Shares with those of the Amalgamated Company**

4.1 Exchange of Shares

The shares in the capital of each of the Amalgamating Companies, which are issued and outstanding immediately prior to the Effective Date shall, on and from the Effective Date, be exchanged for shares of the Amalgamated Company as follows:

(a) The issued and outstanding Morgain Shares shall be exchanged for Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) Morgain Shares held.

(b) The issued and outstanding Aurogin Shares shall be exchanged for Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) Aurogin Shares held.

(c) U.S. holders of each of Morgain Shares and Aurogin Shares shall participate in the Amalgamation on the same terms as those offered any other holder of Morgain Shares and Aurogin Shares, as applicable.

4.2 Acknowledgement Regarding Convertible Securities

The parties acknowledge that, by virtue of the contractual provisions thereof:

(a) All Morgain Options shall automatically entitle the holders thereof to purchase Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) common shares for which the option was granted at an exercise price per Amalgamated Company Share equal to two times the exercise price per share specified in the respective Morgain Option agreements.

(b) All Morgain Warrants shall automatically entitle the holders thereof to purchase Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) common shares for which the Morgain Warrants were granted at an exercise price per Amalgamated Company Share equal to two times the exercise price per share specified in the certificates representing the Morgain Warrants.

(c) All Aurogin Options shall automatically entitle the holders thereof to purchase Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) common shares for which the option was granted at an exercise price per Amalgamated Company Share equal to two times the exercise price per share specified in the respective Aurogin Option agreements.

(d) All Aurogin Warrants shall automatically entitle the holders thereof to purchase Amalgamated Company Shares on the basis of one (1) Amalgamated Company Share for every two (2) common shares for which the Aurogin Warrants were granted at an exercise price per Amalgamated Company Share equal to two times the exercise price per share specified in the certificates representing the Aurogin Warrants.

(e) U.S. holders of each of Morgain Options, Morgain Warrants, Aurogin Options and Aurogin Warrants shall participate in the Amalgamation on the same terms as those offered any other holder of Morgain Options, Morgain Warrants, Aurogin Options and Aurogin Warrants, as applicable.

4.3 Surrender of Shares

After the filing of the Form 9 – Articles of Amalgamation and the issue of a certificate of amalgamation in respect thereof, the shareholders of the Amalgamating Companies, when requested by the Amalgamated Company, shall surrender the certificates representing the shares held by them in such Amalgamating Companies and, subject to the provisions of the CBCA, shall be entitled in return to receive certificates for shares of the Amalgamated Company on the basis set out in subsection 4.1.

4.4 Fractional Securities

No fractional Amalgamated Company Options or Amalgamated Company Warrants will be exchanged in connection with the foregoing (after aggregating all fractional entitlements for a particular securityholder) and fractions will be rounded down to the next nearest whole Amalgamated Company Option or Amalgamated Company Warrant, as the case may be.

4.5 Letters of Transmittal

As soon as possible after the Effective Date, the Amalgamated Company shall cause the Depositary to send (by first class mail) to each Person who was a holder of Morgain Shares, Morgain Options, Morgain Warrants, Aurogin Shares, Aurogin Options or Aurogin Warrants immediately prior to the Effective Date at his address shown on the Morgain or Aurogin, as the case may be, registers of shareholders, optionholders and warrantholders, a transmittal letter specifying the consideration the Person is entitled to receive pursuant to the Amalgamation, if any, and shall request those Persons to, and they shall, surrender for cancellation the certificates representing their Morgain Shares, Aurogin Shares, Morgain Warrants or Aurogin Warrants, or the agreement representing their Morgain Options or Aurogin Options, held immediately prior to the Effective Date. The Depositary shall, upon receipt of properly completed transmittal letters, give notice of such to the Amalgamated Company and the Amalgamated Company shall cause the Depositary to mail (by first class mail) the Amalgamated Company Shares, Amalgamated Company Options and Amalgamated Company Warrants due to the holder thereof as the case may be.

4.6 Limitation Period

Any certificate formerly representing Morgain Shares and Aurogin Shares not deposited with all other documents as provided in section 4.5 hereof on or prior to the date which is seven years after the Effective Date shall cease to represent a right or claim of any kind or nature whatsoever as against it or in Morgain, Aurogin or the Depositary. The Amalgamated Company Shares issued to the former holder of any such certificate shall be deemed to be surrendered to the Amalgamated Company together with all dividends and distributions thereon held for such holder and shall be and remain the sole property of the Amalgamated Company.

5. **Board Recommendations**

5.1 Morgain confirms that its board of directors has (a) unanimously approved this Agreement and the Amalgamation; (b) determined after consultation with its financial advisor, that the Amalgamation is fair, from a financial point of view, to the Morgain Shareholders; and (c) resolved to unanimously recommend approval of the Amalgamation by the Morgain Shareholders. The Joint Information Circular will set out (among other things) the recommendation of the board of directors of Morgain as described above and will include a summary of the fairness opinion of Morgain's financial advisors, Bruce McKnight Minerals Advisor Services and Ross Glanville and Associates Ltd.

5.2 Aurogin confirms that its board of directors has (a) unanimously approved this Agreement and the Amalgamation; (b) determined after consultation with its financial advisor, that the Amalgamation is fair,

from a financial point of view, to the Aurogin Shareholders; and (c) resolved to unanimously recommend approval of the Amalgamation by the Aurogin Shareholders. The Joint Information Circular will set out (among other things) the recommendation of the board of directors of Aurogin as described above and will include a summary of the fairness opinion of Aurogin's financial advisor, Evans & Evans, Inc.

6. Representations and Warranties

6.1 Representations and Warranties of Morgain

Morgain represents and warrants to and in favour of Aurogin as follows, and acknowledges that Aurogin is relying upon such representations and warranties in proceeding with the Amalgamation:

(a) Each of Morgain and its subsidiaries validly exist and are in good standing with respect to the filing of any and all reports with the relevant corporate authorities in their jurisdiction of incorporation, and the common shares of Morgain are duly listed, posted and called for trading on the TSXV;

(b) Morgain is in good standing with its filings with the TSXV, meets all of the minimum maintenance listing requirements of the TSXV and has complied with and will comply fully with the requirements of the TSXV;

(c) the common shares of Morgain are not subject to any trading halt, suspension or cease trade order, and there is no pending, threatened or potential action to halt, suspend, delist, or declare Morgain an inactive company by the TSXV or any other relevant securities regulatory authority;

(d) the authorized capital of Morgain consists of an unlimited number of common shares without par value, of which as at the date of this Agreement an aggregate of 72,629,908 common shares are issued and outstanding as fully paid and non-assessable; Morgain has no outstanding and unfulfilled subscriptions for any additional common shares; and there are no outstanding warrants, options or other rights to acquire shares of Morgain except for the Morgain Options, the Morgain Warrants and rights of third parties under existing mineral property agreements as disclosed in the Morgain Disclosure Documents;

(e) Morgain has the corporate power and authority to enter into this Agreement and to carry out the intent and purpose thereof;

(f) Morgain has the power, authority and capacity to carry on its business as presently conducted by it and to own and use all of its assets and properties;

(g) the making of this Agreement does not conflict with or result in the breach of or the acceleration of any indebtedness under, any terms, provisions or conditions of, or constitute default under any indenture, mortgage, deed of trust, agreement, joint venture, lease, franchise, certificate, consent, permit, licence, authority or other instrument to which Morgain is a party or is bound or any judgment, decree, order, rule or regulation of any court or administrative body by which Morgain is bound or any statute or regulation applicable to Morgain;

(h) Morgain is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets in which it owns or holds an interest in and all agreements by which Morgain holds an interest in a property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of

the jurisdictions in which they are situated, other than minor title defects which do not have a material adverse effect on the ownership of its properties and;

(i) as at the date immediately preceding the Effective Date there will not be any material adverse change in the assets and liabilities of Morgain as shown on the financial statements of Morgain most recently filed under applicable securities laws, other than a reduction in cash reserves resulting from carrying on business in the ordinary course and paying expenses related to the transactions contemplated by this Agreement;

(j) as at the date immediately preceding the Effective Date, there will not be any pending, threatened or potential litigation against Morgain;

(k) Morgain is a "public corporation" for the purposes of the *Income Tax Act* (Canada) (the "ITA") and the regulations thereunder, and Morgain is a "principal-business corporation" within the meaning assigned by subsection 66(15) of the ITA;

(l) the corporate records and minute books of Morgain have been maintained substantially in accordance with applicable laws and are complete and accurate in all material respects and the financial books and records of Morgain have been maintained in accordance with good business and accounting practices;

(m) Morgain has made available to Aurogin all material information. including financial operations and other information respecting its business and operations and all such information as made available to Aurogin is true and correct in all material respects and no material facts have been omitted therefrom as could make such information misleading;

(n) Morgain is in material compliance with all applicable laws, by-laws, regulations and government orders;

(o) Morgain is a Foreign Private Issuer;

(p) to the best of its knowledge, U.S. Holders hold no more than 10 percent of each of the Morgain Shares, Morgain Options and Morgain Warrants, respectively (as determined under the definition of "U.S. holder" in Rule 800(h)); and

(q) the Amalgamation is not part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

6.2 Representations and Warranties of Aurogin

Aurogin represents and warrants to and in favour of Morgain as follows, and acknowledges that Morgain is relying upon such representations and warranties in proceeding with the Amalgamation:

(a) each of Aurogin and its subsidiaries validly exist and are in good standing with respect to the filing of any and all reports with the relevant corporate authorities in their jurisdiction of incorporation, and the common shares of Aurogin are duly listed, posted and called for trading on the TSXV;

(b) Aurogin is in good standing with its filings with the TSXV, meets all of the minimum maintenance listing requirements of the TSXV and has complied with and will comply fully with the requirements of the TSXV;

(c) the common shares of Aurogin are not subject to any trading halt, suspension or cease trade order, and there is no pending, threatened or potential action to halt, suspend, delist or declare Aurogin an inactive company by the TSXV or any relevant securities regulatory authority;

(d) the authorized capital of Aurogin consists of an unlimited number of common shares without par value, of which as at the date of this Agreement an aggregate of 66,394,720 common shares are issued and outstanding as fully paid and non-assessable; Aurogin has no outstanding and unfulfilled subscriptions for any additional common shares; and there are no outstanding warrants, options or other rights to acquire Aurogin Shares, except for the Augorin Options and the Aurogin Warrants and rights of third parties under existing mineral property agreements as disclosed in the Aurogin Disclosure Documents;

(e) Aurogin has the corporate power and authority to enter into this Agreement and to carry out the intent and purpose thereof;

(f) Aurogin has the power, authority and capacity to carry on its business as presently conducted by it and to own and use all of its assets and properties;

(g) the making of this Agreement does not conflict with or result in the breach of or the acceleration of any indebtedness under, any terms, provisions or conditions of, or constitute default under any indenture, mortgage, deed of trust, agreement, joint venture, lease, franchise, certificate, consent, permit, licence, authority or other instrument to which Aurogin is a party or is bound or any judgment, decree, order, rule or regulation of any court or administrative body by which Aurogin is bound or any statute or regulation applicable to Aurogin;

(h) Aurogin is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets in which it owns or holds an interest in and all agreements by which Aurogin holds an interest in a property, business or assets are in good standing according to their terms, and the properties are in good standing under the applicable laws of the jurisdictions in which they are situated, other than minor title defects which do not have a material adverse effect on the ownership of its properties and;

(i) as at the date immediately preceding the Effective Date, there will not be any material adverse change in the assets and liabilities of Aurogin as shown on the financial statements of Aurogin most recently filed under applicable securities laws, other than a reduction in cash reserves resulting from carrying on business in the ordinary course and paying expenses related to the transactions contemplated by this Agreement;

(j) as at the date immediately preceding the Effective Date, there will not be any pending, threatened or potential litigation against Aurogin;

(k) Aurogin is a "public corporation" for the purposes of the ITA and the regulations thereunder, and Aurogin is a "principal-business corporation" within the meaning assigned by subsection 66(15) of the ITA;

(l) the corporate records and minute books of Aurogin have been maintained substantially in accordance with applicable laws and are complete and accurate in all material respects and the financial books and records of Aurogin have been maintained in accordance with good business and accounting practices;

(m) Aurogin has made available to Morgain all material information, including financial operations and other information respecting its business and operations and all such information as made available to Morgain is true and correct in all material respects and no material facts have been omitted therefrom as could make such information misleading;

(n) Aurogin is in material compliance with all applicable laws, by-laws, regulations and government orders;

(o) Aurogin is a Foreign Private Issuer;

(p) to the best of its knowledge, U.S. Holders hold no more than 10 percent of each of the Aurogin Shares, Aurogin Options and Aurogin Warrants, respectively (as determined under the definition of "U.S. holder" in Rule 800(h)); and

(q) the Amalgamation is not part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

7. Covenants

7.1 Covenants of Morgain

Morgain hereby covenants and agrees with Aurogin that Morgain shall:

(a) until the Effective Date, carry on its business in the ordinary course, except as otherwise contemplated in this Agreement and until the Effective Date, Morgain shall maintain its status as a corporation duly qualified and not in default in each of the jurisdictions in which it is currently operating;

(b) until the Effective Date, not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or unless expressly agreed to in writing by Aurogin and, without limiting the generality of the foregoing, Morgain shall not except as previously disclosed in the Morgain Disclosure Documents:

(i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of the Morgain's Shareholders;

(ii) make any payment to any director, officer or employee except pursuant to existing arrangements;

(iii) issue, authorize or propose the issuance of, or purchase or propose the purchase of, any of its shares or securities convertible into, or rights, warrants or options to acquire, any such shares, convertible securities, rights, warrants or options or enter into any commitment or agreement therefor, except for those as contemplated hereby;

(iv) guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities, which indebtedness or debt securities would be material, individually or in the aggregate to Morgain's business or financial condition or grant any security over any assets material to Morgain;

(v) amend any stock option or stock option plan or share purchase plan, grant any director, officer or employee any increase in compensation or benefits or enter into or amend any employment, consulting or severance agreement or arrangement with any officer or employee except as specifically contemplated in this Agreement or otherwise agreed to in writing by Aurogin;

(vi) acquire or agree to acquire, by purchase or otherwise, the assets or shares of any business corporation, partnership, association or other entity or division thereof, which acquisition would be material to the business or financial condition of Morgain;

(vii) sell, lease or otherwise dispose of, or enter into any agreement or arrangement giving any person an option or a right, absolute or contingent, to acquire, or permit any person to negatively affect the value of, any of its assets or properties that are material, individually or in the aggregate, to its business or financial condition; or

(viii) enter into any other agreement that would be material to the business, operations, assets, liabilities, financial condition or prospects of Morgain;

(c) in a timely and expeditious manner, assist in the preparation of the Joint Information Circular, file the Joint Information Circular in all jurisdictions where the same is required in accordance with applicable laws and securities legislation and mail the same to its shareholders in accordance with applicable laws and securities legislation;

(d) convene the Morgain Meeting as soon as practicable in accordance with the timing and other requirements of applicable laws and securities legislation and use its reasonable best efforts to obtain approval of the Morgain Shareholders to the Amalgamation and the other matters incidental to this Agreement;

(e) not alter or amend its constating documents as the same exist at the date of this Agreement except as contemplated by this Agreement;

(f) until the Effective Date, unless consented to in writing by Aurogin, not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability in excess of $100,000 or other than in the ordinary course of the business of Morgain, as presently conducted or as may be required to proceed with the Amalgamation;

(g) furnish to Aurogin such technical reports and financial statements, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Morgain as may reasonably be requested by Aurogin or the TSXV and all other applicable regulatory authorities, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(h) ensure that the information and financial statements related to Morgain and provided by Morgain and contained in the Joint Information Circular and any related documentation to be distributed in connection with the solicitation of proxies or votes by the management of Morgain for the Morgain shareholders meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to

state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(i) do all such other acts and things as may be necessary or desirable in order to give effect to the Amalgamation and, without limiting the generality of the foregoing, Morgain shall use its reasonable best efforts:

(i) to obtain, before the Effective Date, all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated hereby; and

(ii) to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary or advisable under applicable laws and regulations to permit the completion of the Amalgamation in accordance with the provisions of this Agreement;

(j) make all necessary filings and applications under Canadian provincial and federal laws and regulations required to be made by it in connection with the transactions contemplated herein and will take all reasonable actions necessary to be in compliance with such laws and regulations;

(k) during the period prior to the Effective Date:

(i) promptly discuss with Aurogin any significant developments in the business of Morgain, any proposal to enter into a new material contract, and any breach or non-performance of any obligation pursuant to an existing material contract;

(ii) regularly provide to Aurogin all such information about its financial status as Aurogin may reasonably request;

(iii) maintain insurance in an amount and of like kind as currently in place;

(iv) afford to Aurogin and to its accountants, counsel and other representatives and advisors, full access during normal business hours, during the period prior to the Effective Date, to the management, properties, books, contracts, commitments and records of Morgain in its possession or to which it has access; and

(v) furnish promptly to Aurogin a copy of all filings, if any, made by it with any Canadian securities regulatory authority or the TSXV, including, without limiting the generality of the foregoing, each press release, material change report or similar document filed by it during such period pursuant to the requirements of applicable securities laws and stock exchange policies, all material mailed to its shareholders, and all other information concerning its business, properties and personnel as Morgain may reasonably request, all of which shall be true and correct in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(l) as the deemed acquirer in the Amalgamation, as determined in accordance with the ITA, file a Form CB with the Securities and Exchange Commission containing the informational documentation used in connection with the Amalgamation, including the Joint Information Circular, by the first business day after publication or dissemination to security holders pursuant to Rule 802(a)(3) promulgated under the Securities Act;

(m) as the deemed acquirer in the Amalgamation, as determined in accordance with the ITA, file a Form F-X consent to service of process with the Securities and Exchange Commission concurrently with the filing of the Form CB;

(n) between the date of this Agreement and the Effective Date:

  (i) continue to maintain any information acquired from Aurogin, and the transactions contemplated by this Agreement, as confidential and not disclose the details of such transactions to any third party except as required by law or to obtain all necessary approvals;

  (ii) do everything else reasonably required to give effect to this Agreement; and

  (iii) use its commercial best efforts to rectify any filing deficiencies concerning title to its properties.

7.2 Covenants of Aurogin

Aurogin hereby covenants and agrees with Morgain that Aurogin shall:

(a) until the Effective Date, carry on its business in the ordinary course, except as otherwise contemplated in this Agreement and until the Effective Date, Aurogin shall maintain its status as a corporation duly qualified and not in default in each of the jurisdictions in which it is currently operating;

(b) until the Effective Date, not merge into or with, or amalgamate or consolidate with, or enter into any other corporate reorganization with, any other corporation or person or perform any act or enter into any transaction or negotiation which interferes or is inconsistent with the completion of the transactions contemplated hereby, other than as contemplated in this Agreement or unless expressly agreed to in writing by Morgain and, without limiting the generality of the foregoing, Aurogin shall not except as previously disclosed in the Aurogin Disclosure Documents:

  (i) make any distribution by way of dividend, return of capital or otherwise to or for the benefit of the Aurogin's Shareholders;

  (ii) make any payment to any director, officer or employee except pursuant to existing arrangements;

  (iii) issue, authorize or propose the issuance of, or purchase or propose the purchase of, any of its shares or securities convertible into, or rights, warrants or options to acquire, any such shares, convertible securities, rights, warrants or options or enter into any commitment or agreement therefor, except for those as contemplated hereby;

  (iv) guarantee the payment of indebtedness or incur indebtedness for money borrowed or issue or sell any debt securities, which indebtedness or debt securities would be

material, individually or in the aggregate to Aurogin's business or financial condition or grant any security over any assets material to Aurogin;

(v) amend any stock option or stock option plan or share purchase plan,. grant any director, officer or employee any increase in compensation or benefits or enter into or amend any employment, consulting or severance agreement or arrangement with any officer or employee except as specifically contemplated in this Agreement or otherwise agreed to in writing by Morgain;

(vi) acquire or agree to acquire, by purchase or otherwise, the assets or shares of any business corporation, partnership, association or other entity or division thereof, which acquisition would be material to the business or financial condition of Aurogin;

(vii) sell, lease or otherwise dispose of, or enter into any agreement or arrangement giving any person an option or a right, absolute or contingent, to acquire, or permit any person to negatively affect the value of, any of its assets or properties that are material, individually or in the aggregate, to its business or financial condition; or

(viii) enter into any other agreement that would be material to the business, operations, assets, liabilities, financial condition or prospects of Aurogin;

(c) in a timely and expeditious manner, assist in the preparation of the Joint Information Circular, file the Joint Information Circular in all jurisdictions where the same is required in accordance with applicable laws and securities legislation and mail the same to its shareholders in accordance with applicable laws and securities legislation;

(d) convene the Aurogin Meeting as soon as practicable in accordance with the timing and other requirements of applicable laws and securities legislation and use its reasonable best efforts to obtain the approval of the Aurogin Shareholders to the Amalgamation and the other matters incidental to this Agreement;

(e) not alter or amend its constating documents as the same exist at the date of this Agreement except as contemplated by this Agreement;

(f) until the Effective Date, unless consented to in writing by Morgain, not engage in any business, enterprise or other activity different from that carried on by it at the date of this Agreement or enter into any transaction or incur (except in respect of obligations or liabilities to which it is already legally subject) any obligation, expenditure or liability in excess of $100,000 or other than in the ordinary course of the business of Aurogin, as presently conducted or as may be required to proceed with the Amalgamation;

(g) furnish to Morgain such technical reports and financial statements, in addition to the information contained in this Agreement, relating to the financial condition, business, properties and affairs of Aurogin as may reasonably be requested by Morgain or the TSXV and all other applicable regulatory authorities, which information shall be true and complete in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading;

(h) ensure that the information and financial statements related to Aurogin and provided by Aurogin and contained in the Joint Information Circular and any related documentation to be

distributed in connection with the solicitation of proxies or votes by the management of Aurogin for the Aurogin shareholders meeting shall be true, correct and complete in all material respects and shall not contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances in which they are made;

(i) do all such other acts and things as may be necessary or desirable in order to give effect to the Amalgamation and, without limiting the generality of the foregoing, Aurogin shall use its reasonable best efforts:

(i) to obtain, before the Effective Date, all authorizations, waivers, exemptions, consents, orders and other approvals from domestic or foreign courts, governmental or regulatory agencies, boards, commissions or other authorities, shareholders and third parties as are necessary for the consummation of the transactions contemplated hereby; and

(ii) to satisfy each of the conditions precedent to be satisfied by it and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary or advisable under applicable laws and regulations to permit the completion of the Amalgamation in accordance with the provisions of this Agreement;

(j) make all necessary filings and applications under Canadian provincial and federal laws and regulations required to be made by it in connection with the transactions contemplated herein and will take all reasonable actions necessary to be in compliance with such laws and regulations;

(k) during the period prior to the Effective Date:

(i) promptly discuss with Morgain any significant developments in the business of Aurogin, any proposal to enter into a new material contract, and any breach or non-performance of any obligation pursuant to an existing material contract;

(ii) regularly provide to Morgain all such information about its financial status as Morgain may reasonably request;

(iii) maintain insurance in an amount and of like kind as currently in place;

(iv) afford to Morgain and to its accountants, counsel and other representatives and advisors, full access during normal business hours, during the period prior to the Effective Date, to the management, properties, books, contracts, commitments and records of Aurogin in its possession or to which it has access; and

(v) furnish promptly to Morgain a copy of all filings, if any, made by it with any Canadian securities regulatory authority or the TSXV, including, without limiting the generality of the foregoing, each press release, material change report or similar document filed by it during such period pursuant to the requirements of applicable securities laws and stock exchange policies, all material mailed to its shareholders, and all other information concerning its business, properties and personnel as Aurogin may reasonably request, all of which shall be true and correct in all material respects and shall not contain an untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the

statements therein, in the light of the circumstances in which they are made, not misleading;

(l) cooperate and consent to Morgain filing a Form CB with the Securities and Exchange Commission containing the informational documentation used in connection with the Amalgamation, including the Joint Information Circular, by the first business day after publication or dissemination to security holders pursuant to Rule 802(a)(3) promulgated under the Securities Act; and

(m) between the date of this Agreement and the Effective Date:

(i) continue to maintain any information acquired from Morgain, and the transactions contemplated by this Agreement, as confidential and not disclose the details of such transactions to any third party except as required by law or to obtain all necessary approvals;

(ii) do everything else reasonably required to give effect to this Agreement; and

(iii) use its commercial best efforts to rectify any filing deficiencies concerning title to its properties.

8. Conditions Precedent

8.1 Mutual Conditions Precedent

The respective obligations of the Amalgamating Companies to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment of the following conditions:

(a) this Agreement shall have been approved by special resolutions passed at the Morgain Meeting and the Aurogin Meeting, called and held in accordance with the provisions of the CBCA and applicable securities laws;

(b) Morgain and Aurogin shall not have received notices of dissent with respect to the Amalgamation from shareholders of Morgain and Aurogin who hold in the aggregate more than 5% of the issued common shares of either Morgain or Aurogin;

(c) there shall not be in force any order or decree restraining or enjoining the consummation of the Amalgamation;

(d) the Form 9 – Articles of Amalgamation and other documents as are required shall have been delivered to the Director under the CBCA for registration;

(e) all necessary regulatory and judicial rulings or orders, including without restricting the foregoing, the approval of the Amalgamation by the TSXV, shall have been obtained;

(f) the Amalgamation shall have been effected on or before August 31, 2007 or such other date as may be mutually agreed to by the parties in writing;

(g) Morgain and Aurogin shall each take all reasonable steps to obtain written advice from a firm of investment dealers or other qualified person respecting the fairness of the transactions contemplated by the Amalgamation in a form that is customary to present to their respective shareholders.

The conditions described in this Section 8.1 are for the benefit of both Morgain and Aurogin and may be waived by both of them in their sole discretion, in whole or in part at any time and from time to time without prejudice to any other rights the waiving party may have hereunder. No waiver of the conditions described in this Section 8.1 is effective unless waived by both Morgain and Aurogin.

8.2 Conditions to Obligations of Morgain

The obligations of Morgain to complete the transactions contemplated hereby are subject to satisfaction on or before the Effective Date of the following conditions:

(a) that each of the acts and undertakings of Aurogin to be performed on or before the Effective Date pursuant to the terms of this Agreement has been duly performed and there has been no material breach of such terms by Aurogin;

(b) on or before the Effective Date, Aurogin has furnished Morgain with certified copies of the resolutions duly passed by the board of directors of Morgain approving this Agreement and the consummation of the transactions contemplated hereby including the Amalgamation;

(c) on or before the Effective Date, Aurogin has furnished Morgain with certified copies of the resolutions duly passed by the Aurogin Shareholders approving this Agreement and the consummation of the transactions contemplated hereby including the Amalgamation;

(d) no change, fact or circumstance has occurred in the affairs, operations or business of Aurogin, from and after the date hereof to and including the Effective Date which, in Morgain's reasonable opinion, is materially adverse to Morgain's interest in proceeding with the Amalgamation;

(e) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Aurogin contained in Section 6.2 are true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Morgain has received a certificate to that effect dated the day preceding the Effective Date from the President of Aurogin, acting solely on behalf of Aurogin and not in his personal capacity, certifying that to the best of his information and belief having made reasonable inquiry and having no knowledge to the contrary; and

(f) there has been no material breach of the terms hereof by Aurogin.

The conditions described in this Section 8.2 are for the exclusive benefit of Morgain and may be waived by Morgain in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Morgain may have hereunder.

8.3 Conditions to Obligations of Aurogin

The obligations of Aurogin to complete the transactions contemplated hereby are subject to satisfaction on or before the Effective Date of the following conditions:

(a) that each of the acts and undertakings of Morgain to be performed on or before the Effective Date pursuant to the terms of this Agreement has been duly performed and there has been no material breach of such terns by Morgain;

(b) on or before the Effective Date, Morgain has furnished Aurogin with certified copies of the resolutions duly passed by the board of directors of Morgain approving this Agreement and the consummation of the transactions contemplated hereby including the Amalgamation;

(c) on or before the Effective Date, Morgain has furnished Aurogin with certified copies of the resolutions duly passed by the Morgain Shareholders approving this Agreement and the consummation of the transactions contemplated hereby including the Amalgamation;

(d) no change, fact or circumstance has occurred in the affairs, operations or business of Morgain, from and after the date hereof to and including the Effective Date which, in Aurogin's reasonable opinion, is materially adverse to Morgain's interest in proceeding with the Amalgamation;

(e) except as affected by the transactions contemplated by this Agreement the representations and warranties of Morgain contained in Section 6.1 are true in all material respects immediately prior to the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Aurogin has received a certificate to that effect dated the day preceding the Effective Date from the President of Morgain, acting solely on behalf of Morgain and not in his personal capacity, certifying that to the best of his information and belief having made reasonable inquiry and having no knowledge to the contrary; and

(f) there has been no material breach of the terms hereof by Morgain.

The conditions described in this Section 8.3 are for the exclusive benefit of Aurogin and may be waived by Aurogin in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Aurogin may have hereunder.

8.4 Satisfaction of Conditions

The conditions set out in this Section 8 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, the Form 9 (CBCA) Articles of Amalgamation, in substantially the form set out in Schedule "A" hereto, has been filed with the Director under the CBCA to effect the Amalgamation.

9. **Break Fee**

Morgain and Aurogin recognize and acknowledge that each will, by reason of this Agreement, incur substantial out-of-pocket costs and forego other investment opportunities, and that it would be impracticable or extremely difficult to calculate these costs, benefits and damages. As such, Morgain and Aurogin hereby agree that if either of them (the "Defaulting Party") hereby terminates or otherwise fails to proceed with the Amalgamation as a result of the decision of its respective Board of Directors to change its recommendation to its shareholders to approve the Amalgamation, the acceptance of a competitive offer, or a default of its obligations under this Agreement (each a "Defaulting Event"), then the Defaulting Party must pay the other party (the "Non-Defaulting Party"), an amount (the "Break Fee") in cash equal to 3% of the market capitalization of the Defaulting Party, determined as of the close of business on the last business date prior to the date on which the Defaulting Event occurred. Such payment shall be in immediately available funds to an account designated by the Non-Defaulting Party and must be made concurrently with such termination or failure to proceed. The Defaulting Party hereby acknowledges that the Break Fee is a payment of liquidated damages which are a genuine pre-estimate of the damages which the Non-Defaulting Party will suffer or incur as a result of the Defaulting Event, giving rise to such damages and the resultant non-completion of the Amalgamation and are not penalties. The Defaulting Party hereby irrevocably waives any right it may have

to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of the Break Fee by the Non-Defaulting Party, the Non-Defaulting Party shall have no further claim against the Defaulting Party in respect of the failure to complete the Amalgamation, provided that nothing herein shall preclude the Non-Defaulting Party from seeking injunctive relief to restrain any breach or threatened breach by the Defaulting Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

For certainty, a Break Fee will not be payable by a Defaulting Party in the event that any of the conditions precedent for the benefit of the Defaulting Party contained in Section 8 of this Agreement have not been met or waived by the Non-Defaulting Party.

10. **U.S. Securities Exemption**

(a) Each of Morgain and Aurogin acknowledge that none of the securities of the Amalgamated Company issued in exchange for Morgain Shares, Morgain Warrants, Morgain Options, Aurogin Shares, Aurogin Warrants or Aurogin Options have been or will be registered under the U.S. Securities Act or any state securities regulations, and will be offered and sold in reliance upon an exemption from registration available under Rule 802 as promulgated under the U.S. Securities Act.

(b) Each of Morgain and Aurogin agree to:

(i) disseminate any informational document to U.S. Holders, including any amendments thereto, in English, on a comparable basis to that provided to security holders in Canada; and

(ii) publish the information in the United States in a manner reasonably calculated to inform U.S. holders of the offer to the extent it disseminates by publication of such information in Canada.

(c) The Joint Information Circular shall contain the legends in substantially the following form:

> This Amalgamation is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
>
> It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(d) The securities of the Amalgamated Company issued in exchange for Morgain Shares, Morgain Warrants, Morgain Options, Aurogin Shares, Aurogin Warrants or Aurogin Options are "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act to the same extent and proportion that the securities held by the security holder as of the Closing Date were restricted securities.

11. Termination

This Agreement may be terminated at any time prior to the issuance of a certificate of amalgamation by the Director under the CBCA:

(a) by the mutual agreement of Morgain and Aurogin (without further action on the part of the Morgain Shareholders or the Aurogin Shareholders, as the case may be, if terminated after the holding of the Morgain Meeting or the Aurogin Meeting);

(b) by either Morgain or Aurogin, if there shall be passed any law or regulation that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or if any injunction, order or decree enjoining Morgain or Aurogin from consummating the transactions contemplated by this Agreement is entered and such injunction, order or decree shall become final and non-appealable;

(c) by Morgain if the board of directors of Aurogin shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Morgain, acting reasonably, its approval or recommendation of this Agreement or the Amalgamation or shall have recommended another merger or acquisition proposal;

(d) by Aurogin if the board of directors of Morgain shall have failed to recommend or withdrawn or modified or changed in a manner adverse to Aurogin, acting reasonably, its approval or recommendation of this Agreement or the Amalgamation or shall have recommended another merger or acquisition proposal;

(e) by Morgain or Aurogin if dissent rights in respect of the Amalgamation have been exercised prior to the Effective Date by Morgain Shareholders and Aurogin Shareholders who hold in the aggregate more than 5% of the issued and outstanding shares of either Morgain or Aurogin;

(f) by Morgain or Aurogin if the approval of their respective shareholders shall not have been obtained by reason of the failure to obtain the required votes at the Morgain Meeting or the Aurogin Meeting, in each case prior to the Effective Date; or

(g) by a party if any of the conditions precedent contained in Section 8, for the benefit of such party, have not been fulfilled or performed by the other party on or before the Effective Date and such condition has not been waived by the parties in accordance with the provisions of this Agreement.

11.2 If the Effective Date does not occur on or prior to December 31, 2007, or such other later date as may be agreed upon by the Amalgamating Companies, then this Agreement shall terminate unless the Amalgamating Companies otherwise agree to extend this Agreement.

11.3 If this Agreement is terminated in accordance with the foregoing provisions of this Section 11, no party shall have any further liability to perform its obligations hereunder and provided that neither the termination of this Agreement nor anything contained in this Section 11 shall relieve any party from any liability for any breach by it of this Agreement on or before the date of termination, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein. Notwithstanding the foregoing, Sections 7.1(n)(i), 7.2(m)(i) and 9, shall survive termination of this Agreement.

12. General

12.1 Expenses

The parties agree that all out-of-pocket expenses of the parties relating to the Amalgamation and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors and printing and mailing costs, shall be paid by the party incurring such expenses.

12.2 Modifications

This Agreement may, at any time and from time to time before and after the holding of the Morgain Meeting and the Aurogin Meeting, but no later than the Effective Date, be amended by written agreement of the Amalgamating Companies without, subject to applicable law, further notice to or authorization on the part of the shareholders of the Amalgamating Companies. Without limiting the generality of the foregoing, any such amendment may:

(a) change the time for the performance of any of the obligations or acts of the Amalgamating Companies;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document to be delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants contained herein or waive or modify the performance of any of the obligations of the Amalgamating Companies;

provided that, notwithstanding the foregoing, the terms of section 4.1 of this Agreement shall not be amended without the approval of the shareholders of the Amalgamating Companies given in the same manner as required for the approval of the Amalgamation and in accordance with all applicable corporate and securities laws.

12.3 Notices

All notices, requests, and demands hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or by facsimile as follows:

(a) to Morgain:

Morgain Minerals Inc.
1550-125 Howe Street
Vancouver, BC V6C 2T6

Fax: (604) 687-7041

Attention: Christopher E. Babcock

with a copy to:

Axium Law Corporation
3350-1055 Dunsmuir Street
Vancouver, BC V7X 1L2

Fax: (604) 692-4900

Attention: Joseph P. Giuffre

(b) to Aurogin:

Aurogin Resources Ltd.
1101-55 University Avenue
Toronto, ON M5J 2H7

Fax: (416) 214-4877

Attention: John H. Paterson

with a copy to:

Tupper Jonsson & Yeadon
1710-1177 Hastings Street West
Vancouver, BC V6E 2L3

Fax: (604) 681-0139

Attention: Glenn R. Yeadon

12.4 No Assignment

This Agreement shall not be assigned by either party.

12.5 Binding Effect

This Agreement shall be binding upon and shall enure to the benefit of and shall be binding upon the parties and their respective successors, executors, administrators or trustees.

12.6 Time of the Essence

Time shall be of the essence of this Agreement.

12.7 Counterparts

This Agreement may be executed in separate counterparts, and all such executed counterparts when taken together shall constitute one and the same Agreement. The parties shall be entitled to rely on the delivery of a facsimile copy of the executed Agreement, and such facsimile copy shall be legally effective to create a valid and binding Agreement.

12.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable thereto. The parties irrevocably submit to the jurisdiction of the courts of the Province of British Columbia.

12.9 Entire Agreement

This Agreement and the schedules attached hereto together with any and all agreements, documents and instruments to be entered and delivered herewith constitute the entire agreement between the parties and shall supersede all previous oral or written communications.

IN WITNESS WHEREOF this Amalgamation Agreement has been executed by the parties hereto as of the day and year first above written.

MORGAIN MINERALS INC.

"Christopher E. Babcock"

Per: ______________________________
Authorized Signatory

AUROGIN RESOURCES LTD.

"Michael H. Farrant"

Per: ______________________________
Authorized Signatory

SCHEDULE "A"

FORM 9 (CBCA) – ARTICLES OF AMALGAMATION



Industry Canada / Industrie Canada

Canada Business Corporations Act / Loi canadienne sur les sociétés par actions

FORM 9
ARTICLES OF AMALGAMATION
(SECTION 185)

FORMULE 9
STATUTS DE FUSION
(ARTICLE 185)

1 -- Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

CASTLE GOLD CORPORATION

2 - The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

British Columbia

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

an unlimited number of Common shares

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

Minimum 1; Maximum 15

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

The attached Schedule "A" is incorporated into this form.

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

☑ 183
☐ 184(1)
☐ 184(2)

9 -- Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / N de la société	Signature	Date	Title / Titre	Tel.No. / N° de tél.
Morgain Minerals Inc.	3397173				
Aurogin Resources Ltd.	2285622				

Signature	Printed Name – Nom en lettres moulées	10 – Capacity of – En qualité de	11 – Tel. No. – N° de tél

FOR DEPARTMENTAL USE ONLY -À L'USAGE DU MINISTÈRE SEULEMENT

IC 3190 (2003/06)



TT\48544.DOC

SCHEDULE "A"
TO THE ARTICLES
OF
CASTLE GOLD CORPORATION

1. The number of directors of the Corporation shall be determined from time to time as follows:

   a) where directors are to be elected at a meeting of shareholders, the number shall be determined by resolutions of the board of directors and set out in the notice calling the meeting of shareholders; and

   b) where directors are to be elected by way of a written resolution of shareholders, the number shall be set out in the resolutions;

   provided that the number of directors may not be less than the minimum number nor more than the maximum number of directors set out in the articles.

2. The directors may, between annual meetings of the shareholders of the Corporation, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders of the Corporation, but the number of additional directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders of the Corporation, provided that the total number of directors shall not exceed the maximum number of directors fixed pursuant to the Articles.

3. A meeting of the shareholders of the Corporation may, in the directors' unfettered discretion, be held at any location in North America specified by the directors in the notice of such meeting.

SCHEDULE "B"

BY-LAWS

BY-LAWS
OF
CASTLE GOLD CORPORATION

TABLE OF CONTENTS

BY-LAWS

By-laws relating generally to the conduct of
the affairs of
CASTLE GOLD CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as the by-laws of Castle Gold Corporation (hereinafter called the "Corporation") as follows:

1. INTERPRETATION

1.1 **Definitions.** In these by-laws of the Corporation, unless the context otherwise specifies or requires:

(a) "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 as from time to time amended and every statute that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(b) "Regulations" means the Regulations under the Act as published or from time to time amended and every regulation that may be substituted therefor and, in the case of such substitution, any references in the by-laws of the Corporation to provisions of the Regulations shall be read as references to the substituted provisions therefor in the new regulations;

(c) "by-laws" means any by-laws of the Corporation from time to time in force and effect;

(d) "registered owner" or "registered holder" when used with respect to a share in the authorized capital of the Corporation means the person registered in the register of shareholders or a branch register of shareholders in respect of such share;

(e) "shareholder" means those persons defined as such in the Act and includes any person who owns shares in the capital of the Corporation and whose name is entered in the register of shareholders or a branch register of shareholders;

(f) "writing", "in writing" and like expressions include all modes of representing, or reproducing and recording words in visible form, including: printing; lithographing; typewriting; and photostatic, electrostatic and mechanical copying;

(g) all terms which are contained in the by-laws of the Corporation and which are defined in the Act or the Regulations shall have the meanings given to such terms in the Act or the Regulations; and

(h) the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine; and the word "person" shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number or aggregate of persons.

2. DIRECTORS

2.1 Number. The number of directors shall, subject to the articles of the Corporation and any unanimous shareholder agreement, be fixed by the directors or if not so fixed, shall be the number of directors elected or continued as directors at the immediately preceding annual meeting of the Corporation. The business and affairs of the Corporation shall be managed by a board of directors of whom at least twenty-five percent shall be resident Canadians and of whom, if any of the issued securities of the Corporation are or were a part of a distribution to the public, at least two shall not be officers or employees of the Corporation or any affiliate of the Corporation.

2.2 Election and Removal. At each annual meeting of the Corporation, all the directors shall retire and the shareholders entitled to vote thereat shall elect a board of directors consisting of the number of directors for the time being fixed pursuant to the by-laws.

2.3 Retiring. A retiring director shall be eligible for re-election.

2.4 No Meeting. Where the Corporation fails to hold an annual meeting in accordance with the Act, the directors then in office shall be deemed to have been elected or appointed as directors on the last day on which the annual meeting could have been held pursuant to the Act and the by-laws and they may hold office until other directors are appointed or elected or until the day on which the next annual meeting is held, whichever shall first occur.

2.5 Continued. If at any meeting at which there should be an election of directors the places of any of the retiring directors are not filled by such election, such of the retiring directors who are not re-elected as may be requested by the newly-elected directors shall, if willing to do so, continue in office to complete the number of directors for the time being fixed pursuant to the by-laws until further new directors are elected at a general meeting convened for the purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being fixed pursuant to the by-laws, such number shall be fixed at the number of directors actually elected or continued in office.

2.6 Casual Vacancy. The remaining directors or director shall have the power from time to time to appoint any person as a director to fill any casual vacancy occurring in the board of directors.

2.7 Additional Directors. Between successive annual meetings the directors shall have power to appoint one or more additional directors but the number of additional directors shall not be more than one-third of the number of directors elected or appointed at the last annual meeting. Any director so appointed shall hold office only until the next following annual meeting of the Corporation, but shall be eligible for election at such meeting and, so long as he is an additional director, the number of directors shall be increased accordingly.

2.8 Alternate Directors. Any director may by instrument in writing delivered to the Corporation appoint any person to be his alternate to act in his place at meetings of the directors at which he is not present unless the directors shall have reasonably disapproved the appointment of such person as an alternate director and shall have given notice to that effect to the director appointing the alternate director within a reasonable time after delivery of such instrument to the Corporation. Every such alternate shall be entitled to notice of meetings of the directors and to attend and vote as a director at a meeting at which the person appointing him is not personally present, and, if he is a director, to have a separate vote on behalf of the director he is representing in addition to his own vote. A person may be appointed as an alternate for more than one director and shall have a separate vote for each director so represented. A director may at any time in writing by instrument, telegram, telex, facsimile or any method

of transmitting legibly recorded messages delivered to the Corporation revoke the appointment of an alternate appointed by him. The remuneration payable to such an alternate shall be payable out of the remuneration of the director appointing him.

2.9 **Vacation of Office.** The office of a director shall ipso facto be vacated: (a) if he becomes bankrupt or suspends payments of his debts generally or compromises with his creditors or makes an authorized assignment or is declared insolvent; (b) if he is found to be a mentally incompetent person; or (c) if by notice in writing to the Corporation he resigns his office.

2.10 **Ceasing.** A director ceases to hold office when he:

(a) dies;

(b) resigns his office by notice in writing delivered to the Corporation;

(c) is convicted of an indictable offence and the other directors shall have resolved to remove him;

(d) ceases to be qualified to act as a director pursuant to the Act; or

(e) is removed in accordance with the Act and this by-law.

2.11 **Resignation.** Every resignation of a director becomes effective at the time a written resignation is delivered to the Corporation or at the time specified in the resignation, whichever is later.

2.12 **Removal.** Subject to the Act, the Corporation may by ordinary resolution remove any director before the expiration of his period of office and may by an ordinary resolution appoint another person in his stead.

2.13 **Powers.** The directors shall manage or supervise the management of the affairs and business of the Corporation and shall have the authority to exercise all such powers of the Corporation as are not, by the Act or by the articles or by-laws, required to be exercised by the Corporation in general meeting.

2.14 **Attorney.** The directors may from time to time by power of attorney or other instrument under seal appoint any person to be the attorney of the Corporation for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these by-laws and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favour of any of the directors or any of the shareholders of the Corporation or in favour of any corporation, or of any of the shareholders, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him.

2.15 **Committee of Directors.** The directors may appoint from among their number a committee of directors and subject to the Act may delegate to such committee any of the powers of the directors.

2.16 **Shareholder Qualification.** A director shall not be required to hold a share in the capital of the Corporation as qualification for his office but shall be qualified as required by the Act to become or act as a director. Any director who is not a shareholder shall be deemed to have agreed to be bound by the provisions of the articles and by-laws of the Corporation to the same extent as if he were a shareholder of the Corporation.

3. MEETING OF DIRECTORS

3.1 **Place of Meeting.** Meetings of the board of directors and of a committee of directors (if any) may be held within or outside of Canada.

3.2 **Call.** A director may, and the Secretary or an Assistant Secretary upon request of a director shall, call a meeting of the board at any time. Reasonable notice shall be given for any meeting specifying the place, day and hour of such meeting and shall be given by mail, postage prepaid, addressed to each of the directors and alternate directors at his address as it appears on the books of the Corporation or by leaving it at his usual business or residential address or by telephone, telex, facsimile, email or any method of transmitting legibly recorded messages. Accidental omission to give notice of a meeting of directors to, or by the non-receipt of notice by, any director shall not invalidate the proceedings at that meeting.

3.3 **Waive Notice.** Any director of the Corporation may file with the Secretary a document executed by him waiving notice of any past, present or future meeting or meetings of the directors being, or required to have been, sent to him and may at any time withdraw such waiver with respect to meetings held thereafter. After the filing of such waiver with respect to future meetings, and until such waiver is withdrawn, no notice of any meeting of the directors need be given to such director or, unless the director otherwise requires in writing to the Secretary, to his alternate director, and all meetings of the directors so held shall be deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

3.4 **No Notice.** It shall not be necessary to give notice of a meeting of directors to any director or alternate director if such meeting is to be held immediately following a general meeting at which such director shall have been elected or is the meeting of directors at which such director is appointed.

3.5 **Chair.** The Chairman of the Board, if any, or in his absence any Vice-Chairman or the President, shall preside as chairman at every meeting of the directors, or if neither the Chairman of the Board, Vice-Chairman nor the President is present within fifteen minutes of the time appointed for holding the meeting or is willing to act as chairman, or, if the Chairman of the Board, if any, any Vice-Chairman and the President have advised the Secretary that they will not be present at the meeting, the directors present shall choose one of their number to be chairman of the meeting. With the consent of the meeting, the solicitor of the Corporation may act as chairman of a meeting of the directors.

3.6 **Vacancy.** The directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed pursuant to the by-laws of the Corporation as the necessary quorum of directors, the directors may act for the purpose of increasing the number of directors to that number, or to summon a special meeting of the Corporation, but for no other purpose. If the directors fail to call a meeting or if there are no directors then in office, the meeting may be called by any shareholder.

3.7 **Defect.** Subject to the provisions of the Act, all acts done at any meeting of the directors or of a committee of directors, or by any person acting as a director, shall, notwithstanding that it be

afterwards discovered that there was some defect in the qualification, election or appointment of any such directors or of the members of such committee or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly elected or appointed and was qualified to be a director.

3.8 **Quorum.** The board of directors may from time to time fix the quorum required for the transaction of business at a meeting of the board of directors and until so fixed the quorum will be a majority of the then current number of directors, or if the number of directors is fixed at one, shall be one director.

3.9 **Meetings by Telephone or Electronic Conference.** A director may participate in a meeting of the board or of any committee of the directors by means of conference telephones or other communications facilities by means of which all directors participating in the meeting can hear each other. A director participating in a meeting in accordance with this by-law shall be deemed to be present at the meeting and to have so agreed and shall be counted in the quorum therefor and be entitled to speak and vote thereat.

3.10 **Voting.** The directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. Meetings of the board held at regular intervals may be held at such place, at such time and upon such notice (if any) as the board may by resolution from time to time determine.

3.11 **Resolution in Lieu of Meeting.** Notwithstanding any of the foregoing provisions of this by-law, a resolution consented to in writing, whether by document, telegram, telex, facsimile or any method of transmitting legibly recorded messages, by all of the directors or their alternates shall be as valid and effectual as if it had been passed at a meeting of the directors duly called and held. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the directors and shall be effective on the date stated thereon or on the latest day stated on any counterpart. A resolution may be consented to by a director or alternate director who has an interest in the subject matter of the resolution provided that he has otherwise complied with the provisions of the articles, by-laws and the Act.

3.12 **Seconds.** No resolution proposed at a meeting of directors need be seconded, and the chairman of any meeting may move or propose a resolution.

4. REMUNERATION OF DIRECTORS

4.1 **Remuneration.** The remuneration of the directors may from time to time be determined by the directors or, if the directors so decide, by ordinary resolution of the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any director in his capacity as officer or employee of the Corporation. The directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Corporation and if any director shall perform any professional or other services for the Corporation that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Corporation's business, he may be paid a remuneration to be fixed by the board, or, at the option of such director, by the Corporation in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive. The directors on behalf of the Corporation, unless otherwise determined by ordinary resolution, may pay a gratuity or pension or allowance on retirement to any director who has held any office or position with the Corporation or to his

spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

5. SUBMISSION OF CONTRACTS OR TRANSACTIONS TO SHAREHOLDERS FOR APPROVAL

5.1 **Ratification.** The board of directors in its discretion may submit any contract, act or transaction for approval or ratification at any annual meeting of the shareholders or at any special meeting of the shareholders called for the purpose of considering the same and, subject to the Act, any such contract, act or transaction that shall be approved or ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation's articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6. FOR THE PROTECTION OF DIRECTORS AND OFFICERS

6.1 **Conflicts.** In supplement of and not by way of limitation upon any rights conferred upon directors by the Act, it is declared that no director shall be disqualified from his office or vacate his office by reason of holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in a contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise, nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of any fiduciary relationship.

7. INDEMNITIES TO DIRECTORS AND OFFICERS

7.1 **Indemnity.** Subject to the Act, the Corporation may indemnify a director or officer or former director or officer of the Corporation or of a corporation of which the Corporation is or was a shareholder or creditor and the heirs and legal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or them in respect of any civil, criminal or administrative action or proceeding to which he is or they are made a party by reason of his being or having been a director or officer of the Corporation or a director or officer of such corporation, including any action brought by the Corporation or any such corporation. Each director or officer of the Corporation on being elected or appointed shall be deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

7.2 **Failure.** The failure of a director or officer of the Corporation to comply with the provisions of the Act or of the articles or the by-laws shall not invalidate any indemnity to which he is entitled under the by-laws.

7.3 **Insurance.** The directors may cause the Corporation to purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of any corporation of which the Corporation is or

was a shareholder and his heirs or personal representatives, against any liability incurred by him as such director, officer, employee or agent.

8. OFFICERS

8.1 Appointment. The board of directors shall annually or as often as may be required appoint such officers of the Corporation as are deemed advisable, which may include a Chairman of the Board, a Vice-Chairman of the Board, a Managing Director, a President, a Chief Executive Officer, a Chief Financial Officer, one or more Vice-Presidents, a Secretary, and/or one or more Assistant Secretaries. A director may be appointed to any office of the Corporation but none of the officers except the Chairman of the Board, the Vice-Chairman of the Board and the Managing Director need be a member of the board of directors. Two or more of the aforesaid offices may be held by the same person. The board of directors may from time to time appoint any other officers and agents as it shall deem necessary who shall have such authority and shall perform such duties as may from time to time be prescribed by the board of directors.

8.2 Vacancies. If the office of any officer of the Corporation shall be or become vacant by reason of death, resignation, disqualification or otherwise, the directors by resolution shall, in the case of the President, and may, in the case of any other office, appoint a person to fill such vacancy.

8.3 Remuneration and Removal. The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving remuneration in his role as an officer or employee as may be determined by the board of directors. All officers, in the absence of agreement to the contrary, shall be subject to removal by resolution of the board of directors at any time, with or without cause.

8.4 Powers and Duties. All officers shall sign such contracts, documents or instruments in writing as require their respective signatures and shall respectively have and perform all powers and duties incident to their respective offices and such other powers and duties respectively as may from time to time be assigned to them by the board of directors.

8.5 Duties may be Delegated. In case of the absence or inability to act of any officer of the Corporation, or for any other reason that the board of directors may deem sufficient, the board of directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

8.6 Chairman of the Board. The Chairman of the Board (if any) shall, when present, preside at all meetings of the board of directors, the executive committee of directors (if any) and the shareholders.

8.7 Vice-Chairman of the Board. If the Chairman of the Board is absent or is unable or refuses to act, the Vice-Chairman of the Board (if any) shall, when present, preside at all meetings of the board of directors, the executive committee of directors (if any) and the shareholders.

8.8 Managing Director. The Managing Director shall be a resident Canadian and shall exercise such powers and have such authority as may be delegated to him by the board of directors in accordance with the Act.

8.9 President. Unless the Board determines otherwise, the President shall be the Chief Executive Officer of the Corporation. He shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board and/or Vice-Chairman of the Board if none be

appointed or if the Chairman of the Board and the Vice-Chairman of the Board are absent or are unable or refuse to act; provided, however, that unless he is a director he shall not preside as chairman at any meeting of directors or of the executive committee of directors (if any) or, subject to paragraph 9.9 of this by-law, at any meeting of shareholders.

8.10 **Vice-President.** The Vice-President or, if more than one, the Vice-Presidents, in order of seniority, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President; provided, however, that a Vice-President who is not a director shall not preside as chairman at any meeting of directors or of the executive committee of directors (if any) or, subject to paragraph 9.9 of this by-law, at any meeting of shareholders.

8.11 **Secretary.** The Secretary shall give or cause to be given notices for all meetings of the board of directors, the executive committee of directors (if any) and the shareholders when directed to do so and shall have charge of the minute books of the Corporation and, subject to the provisions of this by-law, of the records (other than accounting records) referred to in the Act.

8.12 **Chief Financial Officer.** Subject to the provisions of any resolution of the board of directors, the Chief Financial Officer shall have the care and custody of all the funds and securities of the Corporation and shall deposit the same in the name of the Corporation in such bank or banks or with such other depositary or depositaries as the board of directors may direct. He or she shall keep or cause to be kept the accounting records referred to in the Act. He or she may be required to give such bond for the faithful performance of his or her duties as the board of directors in its uncontrolled discretion may require but no director shall be liable for failure to require any such bond or for the insufficiency of any such bond or for any loss by reason of the failure of the Corporation to receive any indemnity thereby provided.

8.13 **Assistant Secretary.** The Assistant Secretary or, if more than one, the Assistant Secretaries in order of seniority, shall perform all the duties of the Secretary in the absence or inability or refusal to act of the Secretary.

8.14 **General Manager or Manager.** The board of directors may from time to time appoint one or more General Managers or Managers and may delegate to him or them full powers to manage such matters and duties as by law must be transacted or performed by the board of directors and/or by the shareholders and to employ and discharge agents and employees of the Corporation or may delegate to him or them any lesser authority. A General Manager or Manager shall conform to all lawful orders given to him by the board of directors of the Corporation and shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation. Any agent or employee appointed by a General Manager or Manager shall be subject to discharge by the board of directors.

8.15 **Conflicts.** Every officer of the Corporation who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his duties or interests as an officer of the Corporation shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict in accordance with the provisions of the Act.

9. SHAREHOLDERS' MEETINGS

9.1 **Annual Meeting.** Subject to the Act and the Articles, the annual meeting of the shareholders shall be held on such day in each year and at such time as the directors may by resolution determine at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

9.2 **Special Meetings**. Subject to the Act and the Articles, special meetings of the shareholders may be convened by order of the board of directors at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

9.3 **Meetings by Telephone or Electronic Conference.** A shareholder may participate in a meeting of the shareholders by means of conference telephones or other communications facilities by means of which all shareholders participating in the meeting can hear each other. A person participating in a meeting by such means in accordance with this bylaw shall be deemed to be present at the meeting and to have so agreed shall be entitled to vote by means of telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

9.4 **Notice**. A notice stating the day, hour and place of meeting shall be given by serving such notice on such persons as are entitled by law or under this by-law to receive such notice from the Corporation in the manner specified in paragraph 15.1 of this by-law or in such manner as may be prescribed by the directors, not less than twenty-one days or more than fifty days (in each case exclusive of the day on which the notice is delivered or sent and of the day for which notice is given) before the day of the meeting. Notice of a meeting at which special business is to be transacted shall state: (a) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon; and (b) the text of any special resolution to be submitted to the meeting. Except as otherwise provided by the Act, where any special business at a general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by shareholders at the registered office or records office of the Corporation or at some other place designated in the notice during usual business hours up to the date of such general meeting.

9.5 **Waiver of Notice**. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice or reduce the period of notice of a meeting of shareholders and attendance of any such person at a meeting of shareholders shall constitute a waiver of notice of the meeting except where such person attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

9.6 **Omission of Notice**. The accidental omission to give notice of any meeting or any irregularity in the notice of any meeting or the non-receipt of any notice by any shareholder or shareholders, director or directors or the auditor of the Corporation shall not invalidate any resolution passed or any proceedings taken at any meeting of shareholders.

9.7 **Votes**. Subject to the Act, every question submitted to any meeting of shareholders shall be decided in the first instance by a show of hands unless (before or on the declaration of the result of the show of hands) a poll is directed by the Chairman or a shareholder or proxyholder entitled to vote at the meeting has demanded a ballot and in the case of an equality of votes the chairman of the meeting shall on a show of hands or on a ballot not have a second or casting vote in addition to the vote or votes to which he may be otherwise entitled as a member or proxyholder and this provision shall apply notwithstanding the Chairman is interested in the subject matter of the resolution.

9.8 **Declaration**. At any meeting, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

9.9 **Chair**. The Chairman of the Board, if any, or in his absence the President of the Corporation or in his absence a Vice-President of the Corporation, if any, shall be entitled to preside as

chairman at every meeting of shareholders of the Corporation. Notwithstanding the foregoing, with the consent of the meeting, which consent may be expressed by the failure to object of any person present and entitled to vote, the solicitor of the Corporation may act as chairman of the meeting of shareholders. If at any meeting of shareholders neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present, shall choose someone of their number, or the solicitor of the Corporation, to be chairman. If all the Directors present, and the solicitor of the Corporation, decline to take the chair or fail to so choose or if no Director be present, the persons present and entitled to vote shall choose some person in attendance, who need not be a shareholder, to be chairman.

9.10 **Ballot**. A ballot may be demanded either before or after any vote by a show of hands by any person entitled to vote at the meeting. No poll may be demanded on the election of the chairman. If at any meeting a ballot is demanded on the question of adjournment it shall be taken forthwith without adjournment. If at any meeting a ballot is demanded on any other question or as to the election of directors, the vote shall be taken by ballot in such manner and either at once, later in the meeting or after adjournment as the chairman of the meeting directs but in no event later than seven days after the meeting. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll. A demand for a ballot may be withdrawn.

9.11 **Determination**. In the case of any dispute as to the admission or rejection of a vote, whether by show of hands or on a poll, the chairman shall determine the same, and his determination made in good faith is final and conclusive.

9.12 **Action**. Unless the Act, the articles or the by-laws otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution.

9.13 **Votes**. Subject to any special voting rights or restrictions attached to any class of shares and the restrictions on joint registered holders of shares:

(a) on a show of hands:

   (i) every shareholder who is present in person and entitled to vote shall have one vote; and

   (ii) a proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote; and

(b) on a poll, every shareholder shall have one vote for each share of which he is the registered holder and may exercise such vote either in person or by proxy.

9.14 **Not Registered**. Any person who is not registered as a shareholder but is entitled to vote at any meeting in respect of a share, may vote the share in the same manner as if he were a shareholder; but, unless the directors have previously admitted his right to vote at that meeting in respect of the share, he shall satisfy the directors of his right to vote the share before the time for holding the meeting, or adjourned meeting, as the case may be, at which he proposes to vote.

9.15 **Corporate Representative**. Any corporation not being a subsidiary which is a shareholder of the Corporation may by resolution of its directors or other governing body authorize such person as it thinks fit to act as its representative at any general meeting or class meeting. The person so authorized shall be entitled to exercise in respect of and at such meeting the same powers on behalf of the

corporation which he represents as that corporation could exercise if it were an individual shareholder of the Corporation personally present, including, without limitation, the right, unless restricted by such resolution, to appoint a proxyholder to represent such corporation, and shall be counted for the purpose of forming a quorum if present at the meeting. Evidence of the appointment of any such representative may be sent to the Corporation in writing by written instrument, telegram, telex, facsimile or any method of transmitting legibly recorded messages. Notwithstanding the foregoing, a corporation being a shareholder may appoint a proxyholder.

9.16 <u>**Unsound Mind**</u>. A shareholder of unsound mind entitled to attend and vote, in respect of whom an order has been made by any court having jurisdiction, may vote, whether on a show of hands or on a poll, by his committee or curator bonis or other person in the nature of a committee or curator bonis appointed by that court, and any such committee or curator bonis, or other person may appoint a proxyholder. The chairman may require such proof of such appointment as he sees fit.

9.17 <u>**Joint Registered Holders**</u>. In the case of joint registered holders of a share, the vote of the senior who exercises a vote, whether in person or by proxyholder, shall be accepted to the exclusion of the votes of the other joint registered holders; and for this purpose, seniority shall be determined by the order in which the names stand in the register of shareholders. Several legal personal representatives of a deceased shareholder whose shares are registered in his sole name shall, for the purpose of this by-law, be deemed joint registered holders.

9.18 <u>**Proxyholders**</u>. A shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more (but not more than five) proxyholders to attend, act and vote for him on the same occasion. If such a shareholder should appoint more than one proxyholder for the same occasion he shall specify the number of shares each proxyholder shall be entitled to vote. A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

9.19 <u>**Proxyholders**</u>. Any person, having attained the age of majority, may act as proxyholder whether or not he is entitled on his own behalf to be present and to vote at the meeting at which he acts as proxyholder. The proxy may authorize the person so appointed to act as proxyholder for the appointor for the period, at any meeting or meetings, and to the extent permitted by the Act.

9.20 <u>**Proxyholder**</u>. A person appointed by proxy need not be a shareholder.

9.21 <u>**Proxies**</u>. A proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney of that corporation.

9.22 <u>**Deposit of Proxies**</u>. Unless the directors fix some other time by which proxies must be deposited, a proxy and the power of attorney or other authority, if any, under which it is signed, or a notarially certified copy thereof, shall be deposited at the registered office of the Corporation or at such other place as is specified for that purpose in the notice convening the meeting or form of proxy, not less than 48 hours (excluding Saturdays and holidays) before the time for holding the meeting in respect of which the person named in the instrument is appointed.

9.23 <u>**Deposit of Proxies**</u>. In addition to any other method of depositing proxies provided for in the by-laws, the directors may by resolution make regulations relating to the depositing of proxies at any place or places and fixing the time for depositing the proxies. If the Corporation is or becomes a reporting company, the time so fixed shall not exceed 48 hours (excluding Saturdays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders and

providing for particulars of such proxies to be sent to the Corporation or any agent of the Corporation in writing or by letter, telegram, telex, facsimile or any method of transmitting legibly recorded messages so as to arrive before the commencement of the meeting or adjourned meeting at the office of the Corporation or of any agent of the Corporation appointed for the purpose of receiving such particulars and providing that proxies so deposited may be acted upon as though the proxies themselves were deposited as required by this Part.

9.24 **Death or Incapacity**. A vote given in accordance with the terms of a proxy is valid notwithstanding the previous death or incapacity of the shareholder giving the proxy or the revocation of the proxy or of the authority under which the form of proxy was executed or the transfer of the share in respect of which the proxy is given, provided that no notification in writing of such death, incapacity, revocation or transfer shall have been received at the registered office of the Corporation or by the chairman of the meeting or adjourned meeting for which the proxy was given before the vote was taken.

9.25 **Retain Ballots**. Every ballot cast upon a poll and every proxy appointing a proxyholder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Act may provide.

9.26 **Votes on Poll**. On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

9.27 **Determinations**. The chairman of the meeting may determine whether or not a proxy, deposited for use at such meeting, which may not strictly comply with the requirements of this Part as to form, execution, accompanying documentation, time of filing, or otherwise, shall be valid for use at such meeting and any such determination made in good faith shall be final, conclusive and binding upon such meeting.

9.28 **Form of Proxy**. Subject to the provisions of Part IV of the Regulations, a proxy may be in the following form or in any other form that the directors or the chairman of the meeting shall approve or accept:

> "The undersigned shareholder of ________________________ hereby appoints, ________________________, of ________________________ or failing him, ________________________, of ________________________ as the nominee of the undersigned to attend, act and vote for the undersigned and on behalf of the undersigned at the __________ meeting of the shareholders of the said corporation to be held on the ________ day of __________, ____ and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same powers as if the undersigned were present at the said meeting or such adjournment or adjournments thereof.
>
> DATED this ________ day of __________, ___.
>
> ______________________________
>
> Signature of Shareholder

9.29 **Revocation**. Every proxy may be revoked by an instrument in writing:

(a) executed by the shareholder giving the same or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and

(b) delivered either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment thereof before any vote in respect of which the proxy is to be used shall have been taken,

or in any other manner provided by law.

9.30 **Adjournment.** The chairman of any meeting may and shall, if so directed by the meeting, adjourn the same from time to time to a fixed time and place and no notice of such adjournment need to be given to the shareholders unless the meeting is adjourned by one or more adjournments for an aggregate of thirty days or more in which case notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting for which no notice is required which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

9.31 **Seconds.** No motion proposed at a general meeting need be seconded and the chairman may propose a motion.

9.32 **Quorum.** Save as herein otherwise provided, a quorum for a meeting of shareholders shall be two shareholders, or two proxyholders representing shareholders, or any combination thereof, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one shareholder the quorum is one person present and being, or representing by proxy, such shareholder. The directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Corporation shall be entitled to attend at any meeting of shareholders but no such person shall be counted in the quorum or be entitled to vote at any meeting of shareholders unless he shall be a shareholder or proxyholder entitled to vote thereat.

9.33 **Quorum.** If within half an hour from the time appointed for a meeting of shareholders a quorum is not present, the meeting, if convened upon requisition by the shareholders shall be dissolved. In any other case, it shall stand adjourned to a day, time and place as determined by the chairman, but may not transact any other business. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall be a quorum.

9.34 **Opening Quorum.** No business other than the election of the chairman or the adjournment of the meeting shall be transacted at any general meeting unless a quorum of shareholders entitled to attend and vote is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

9.35 **Resolution in lieu of Meeting.** Notwithstanding any of the foregoing provisions of this by-law, a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of the shareholders is, subject to the Act, as valid as if it had been passed at a meeting of the shareholders. Such resolution may be in two or more counterparts which together shall be deemed to constitute one resolution in writing. Such resolution shall be filed with the minutes of the proceedings of the shareholders and shall be effective on the date stated thereon or on the latest day stated on any counterpart.

9.36 **Class Meetings.** Unless the Act, the articles or by-laws otherwise provide, the provisions of this by-law relating to meetings shall apply with the necessary changes, and so far as they are applicable, to a class meeting of shareholders holding a particular class of shares.

10. SHARES

10.1 **Allotment and Issuance.** Subject to the provisions of the Act, the shares shall be under the control of the directors who may, subject to the rights of the holders of the shares of the Corporation for the time being outstanding, issue, allot, sell or otherwise dispose of, and/or grant options on or otherwise deal in, shares authorized but not outstanding, and outstanding shares held by the Corporation, at such times, to such persons (including directors), in such manner, upon such terms and conditions and at such price or for such consideration, as the directors, in their absolute discretion, may determine.

10.2 **Fully Paid.** No share may be issued until it is fully paid and the Corporation shall have received the full consideration therefor in cash, property or past services actually performed for the Corporation. The value of property or services for the purposes of this by-law shall be the value determined by the directors by resolution to be, in all circumstances of the transaction, the fair market value thereof, and the full consideration received for a share issued by way of dividend shall be the amount declared by the directors to be the amount of the dividend.

10.3 **Discounts.** Subject to the Act, the Corporation or the directors on behalf of the Corporation, may pay a commission or allow a discount to any person in consideration of his subscribing or agreeing to subscribe, whether absolutely or conditionally, for any shares, debentures, share rights, warrants or debenture stock in the Corporation, or procuring or agreeing to procure subscriptions, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock, provided that the rate of the commission and discount shall not in the aggregate exceed 25 per cent of the amount of the subscription price of such shares. The Corporation may also pay such brokerage fees as may be lawful.

10.4 **Certificates.** Every shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series held by him; provided that, in respect of a share or shares held jointly by several persons, the Corporation shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint registered holders or to his duly authorized agent shall be sufficient delivery to all; and provided further that the Corporation shall not be bound to issue certificates representing redeemable shares, if such shares are to be redeemed within one month of the date on which they were allotted. Any share certificate may be sent through the mail by prepaid mail to the shareholder entitled thereto, and neither the Corporation nor any transfer agent shall be liable for any loss occasioned to the shareholder owing to any such share certificate so sent being lost in the mail or stolen.

10.5 **Certificates.** Every share certificate issued by the Corporation shall be in such form as the directors approve and shall comply with the Act.

10.6 **Replacement Certificates.** If a share certificate:

(a) is worn or defaced, the directors shall, upon production to them of the said certificate and upon such other terms, if any, as they may think fit, order the said certificate to be cancelled and shall issue a new certificate in lieu thereof;

(b) is lost, stolen or destroyed, then, upon proof thereof to the satisfaction of the directors and upon such indemnity, if any, as the directors deem adequate being given, a new share certificate in lieu thereof shall be issued to the person entitled to such lost, stolen or destroyed certificate; or

(c) represents more than one share and the registered owner thereof surrenders it to the Corporation with a written request that the Corporation issue in his name two or more certificates each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Corporation shall cancel the certificate so surrendered and issue in lieu thereof certificates in accordance with such request.

There shall be paid to the Corporation such sum as the directors may from time to time fix, for each certificate to be issued under this by-law.

10.7 **Trust.** Except as required by law, statute or the by-laws, no person shall be recognized by the Corporation as holding any share upon any trust, and the Corporation shall not be bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or in any fractional part of a share or (except only as by law, statute or the by-laws provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in its registered holder.

10.8 **Two Names.** The certificate representing shares registered in the name of two or more persons shall be delivered to the person first named on the register of shareholders.

10.9 **Purchase or Redemption of Shares.** Subject to the Act, the articles and the special rights and restrictions attached to any class of shares of the Corporation, the Corporation may, by a resolution of the directors and in compliance with the Act, purchase or redeem any of its shares in accordance with the special rights and restrictions attaching thereto. No such purchase or redemption shall be made if the Corporation is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption would render the Corporation insolvent. Subject to the Act, any shares purchased or redeemed by the Corporation may be sold or, if cancelled, reissued by it, but while such shares are held by the Corporation, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon. If the Corporation proposes at its option to purchase or redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be purchased or redeemed shall be selected and such purchase or redemption may or may not be made pro rata among every shareholder holding any such shares as the directors may determine.

10.10 **Signatures.** Subject to the Act, the signature of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, a Vice-President or any other director or officer of the Corporation may be printed, engraved, lithographed or otherwise mechanically reproduced upon certificates for shares of the Corporation. Certificates so signed shall be deemed to have been manually signed by the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, the Vice-President, the director or the officer whose signature is so printed, engraved, lithographed or otherwise mechanically reproduced thereon and shall be as valid to all intents and purposes as if they have been signed manually. Where the Corporation has appointed a registrar, transfer agent, branch registrar or branch transfer agent for the shares (or for the shares of any class or classes) of the Corporation, the signature of the Secretary or Assistant Secretary may also be printed, engraved, lithographed or otherwise mechanically reproduced on certificates representing the shares (or the shares of the class or classes in respect of which any such appointment has been made) of the Corporation and when countersigned by or on behalf of a registrar, transfer agent, branch registrar or branch transfer agent, such certificates so signed shall be as valid to all intents and purposes as if they had been signed manually. A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the

person has ceased to be an officer of the Corporation and shall be as valid as if he were an officer at the date of its issue.

11. TRANSFER OF SECURITIES

11.1 **Transfer of Shares.** Subject to the restrictions, if any, set forth in the articles and the by-laws, any shareholder may transfer any of his shares by instrument in writing executed by or on behalf of such shareholder and delivered to the Corporation or its transfer agent. The instrument of transfer of any share of the Corporation shall be in the form, if any, on the back of the Corporation's share certificates or in such other form as the directors may from time to time approve or accept. If the directors so determine, each instrument of transfer shall be in respect of only one class of share. Except to the extent that the Act may otherwise provide, the transferor shall be deemed to remain the holder of the shares until the name of the transferee is entered in the register of shareholders or a branch register of shareholders in respect thereof.

11.2 **Signature.** The signature of the registered owner of any shares, or of his duly authorized attorney, upon an authorized instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its directors, officers and agents to register, in the name of the transferee as named in the instrument of transfer, the number of shares specified therein or, if no number is specified, all the shares of the registered owner represented by share certificates deposited with the instrument of transfer. If no transferee is named in the instrument of transfer, the instrument of transfer shall constitute a complete and sufficient authority to the Corporation, its directors, officers and agents to register, in the name of the person on whose behalf any certificate for the shares to be transferred is deposited with the Corporation for the purpose of having the transfer registered, the number of shares if specified in the instrument of transfer or, if no number is specified, all the shares represented by all share certificates deposited with the instrument of transfer.

11.3 **Transferee.** Neither the Corporation nor any director, officer or agent thereof shall be bound to enquire into the title of the person named in the form of transfer as transferee, or, if no person is named therein as transferee, of the person on whose behalf the certificate is deposited with the Corporation for the purpose of having the transfer registered or be liable to any claim by such registered owner or by any intermediate owner or holder of the certificate or of any of the shares represented thereby or any interest therein for registering the transfer, and the transfer, when registered, shall confer upon the person in whose name the shares have been registered a valid title to such shares.

11.4 **Instrument of Transfer.** Every instrument of transfer shall be executed by the transferor and left at the registered office of the Corporation or at the office of its transfer agent or registrar for registration together with the share certificate for the shares to be transferred and such other evidence, if any, as the directors or the transfer agent or registrar may require to prove the title of the transferor or his right to transfer the shares and the right of the transferee to have the transfer registered. All instruments of transfer, where the transfer is registered, shall be retained by the Corporation or its transfer agent or registrar and any instrument of transfer, where the transfer is not registered, shall be returned to the person depositing the same together with the share certificate which accompanied the same when tendered for registration.

11.5 **Fees.** There shall be paid to the Corporation in respect of the registration of any transfer such sum, if any, as the directors may from time to time determine.

11.6 **Restriction on Transfers.** Notwithstanding any other provision of the by-laws, while the Corporation is, or becomes a corporation which is not a reporting issuer as defined in the Securities Act (British Columbia), then no shares shall be transferred and entered on the register of shareholders

without the previous consent of the directors expressed by a resolution of the board and the directors shall not be required to give any reason for refusing to consent to any such proposed transfer. The consent of the board required by this by-law may be in respect of a specific proposed trade or trades or trading generally, whether or not over a specified period of time, or by specific persons or with such other restrictions or requirements as the directors may determine.

11.7 **Transmission of Shares.** In the case of the death of a shareholder, the survivor or survivors, where the deceased was a joint registered holder, and the legal personal representative of the deceased, where he was the sole holder, shall be the only persons recognized by the Corporation as having any title to his interest in the shares. Before recognizing any legal personal representative the directors may require him to deliver to the Corporation the original or a court-certified copy of a grant of probate or letters of administration in British Columbia or such other evidence and documents as the directors consider appropriate to establish the right of the personal representative to such title to the interest in the shares of the deceased shareholder.

11.8 **Death or Bankruptcy.** Upon the death or bankruptcy of a shareholder, his personal representative or trustee in bankruptcy, although not a shareholder, shall have the same rights, privileges and obligations that attach to the shares formerly held by the deceased or bankrupt shareholder if the documents required by the Act shall have been deposited with the Corporation. This by-law does not apply on the death of a shareholder with respect to shares registered in his name and the name of another person in joint tenancy.

11.9 **Death or Bankruptcy.** Any person becoming entitled to a share in consequence of the death or bankruptcy of a shareholder shall, upon such documents and evidence being produced to the Corporation as the Act requires, or who becomes entitled to a share as a result of an order of a Court of competent jurisdiction or a statute, has the right either to be registered as a shareholder in his representative capacity in respect of such share, or, if he is a personal representative, instead of being registered himself, to make such transfer of the shares as the deceased or bankrupt person could have made; but the directors shall, as regards a transfer by a personal representative or trustee in bankruptcy, have the same right, if any, to decline or suspend registration of a transferee as they would have in the case of a transfer of a share by the deceased or bankrupt person before the death or bankruptcy.

11.10 **Transfer Agent and Registrar.** The directors may from time to time by resolution appoint or remove one or more transfer agents and/or branch transfer agents and/or registrars and/or branch registrars (which may or may not be the same individual or body corporate) for the securities issued by the Corporation in registered form (or for such securities of any class or classes) and may provide for the registration of transfers of such securities (or such securities of any class or classes) in one or more places and such transfer agents and/or branch transfer agents and/or registrars and/or branch registrars shall keep all necessary books and registers of the Corporation for the registering of such securities (or such securities of the class or classes in respect of which any such appointment has been made). In the event of any such appointment in respect of the shares (or the shares of any class or classes) of the Corporation, all share certificates issued by the Corporation in respect of the shares (or the shares of the class or classes in respect of which such appointment has been made) of the Corporation shall be countersigned by or on behalf of one of the said transfer agents and/or branch transfer agents or by or on behalf of one of the said registrars and/or branch registrars, if any.

11.11 **Securities Registrars.** A central securities register of the Corporation shall be kept at the registered office of the Corporation or at such other office or place in Canada as may from time to time be designated by resolution of the board of directors and a branch securities register or registers may be kept at such office or offices of the Corporation or other place or places, either in or outside Canada, as may from time to time be designated by resolution of the directors.

11.12 **Shareholder Indebted to the Corporation**. If so provided in the articles or by-laws of the Corporation, the Corporation has a lien on a share registered in the name of a shareholder or his legal representative for a debt of that shareholder to the Corporation. By way of enforcement of such lien the directors may refuse to permit the registration of a transfer of such share.

12. DIVIDENDS

12.1 **Dividends**. The directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as to the amount of such funds or assets available for dividends shall be conclusive. The Corporation may pay any such dividend wholly or in part by the distribution of specific assets, and in particular by paid up shares, bonds, debentures or other securities of the Corporation or any other corporation, or in any one or more such ways as may be authorized by the Corporation or the directors, and where any difficulty arises with regard to such a distribution the directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of the value so fixed to adjust the rights of all parties, and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the directors.

12.2 **Payment Date**. Any dividend declared on shares of any class by the directors may be made payable on such date as is fixed by the directors.

12.3 **Declaration**. Subject to the rights of shareholders (if any) holding shares with specific rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

12.4 **Funds**. The directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Corporation may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Corporation or be invested in such investments as the directors may from time to time think fit. The directors may also, without placing the same in reserve, carry forward such funds which they think prudent not to divide.

12.5 **Joint Holders**. If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonus or other moneys payable in respect of the share.

12.6 **No Interest**. No dividend shall bear interest against the Corporation. Where the dividend to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

12.7 **Delivery**. Any dividend, bonus or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing

of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

12.8 **Surplus**. Notwithstanding anything contained in the by-laws, the directors may from time to time capitalize any undistributed surplus on hand of the Corporation and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Corporation as a dividend representing such undistributed surplus on hand or any part thereof.

12.9 **Fractions**. Notwithstanding any other provisions of the by-laws, should any dividend result in any shareholders being entitled to a fractional part of a share of the Corporation, the directors shall have the right to pay such shareholders in place of that fractional share, the cash equivalent thereof calculated on the price or consideration for which such shares were or were deemed to be issued, and shall have the further right and complete discretion to carry out such distribution and to adjust the rights of the shareholders with respect thereon on as practical and equitable a basis as possible including the right to arrange through a fiscal agent or otherwise for the sale, consolidation or other disposition of those fractional shares on behalf of those shareholders of the Corporation.

13. VOTING SHARES AND SECURITIES IN OTHER COMPANIES

13.1 **Voting Other Securities**. All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board of directors of the Corporation shall from time to time determine. The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board of directors.

14. INFORMATION AVAILABLE TO SHAREHOLDERS

14.1 **Information**. Except as provided by the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which in the opinion of the directors it would be inexpedient in the interests of the Corporation to communicate to the public.

14.2 **Inspection**. The directors may from time to time, subject to rights conferred by the Act, determine whether and to what extent and at what time and place and under what conditions or regulations the documents, books and registers and accounting records of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right to inspect any document or book or register or accounting record of the Corporation except as conferred by statute or authorized by the board of directors or by a resolution of the shareholders.

15. NOTICES

15.1 **Service**. Any notice or other document required by the Act, the Regulations, the articles or the by-laws to be sent to any shareholder or director or to the auditor shall be delivered personally or sent by prepaid mail, fax, email, cable, telegram or telex to any such shareholder at his latest address as shown in the records of the Corporation or its transfer agent and to any such director at his latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act,

and to the auditor at his business address; provided always that notice may be waived or the time for the notice may be waived or abridged at any time with the consent in writing of the person entitled thereto. If a notice or document is sent to a shareholder by prepaid mail in accordance with this paragraph and the notice or document is returned on three consecutive occasions because the shareholder cannot be found, it shall not be necessary to send any further notices or documents to the shareholder until he informs the Corporation in writing of his new address.

15.2 **Shares Registered in More than One Name.** All notices or other documents with respect to any shares registered in more than one name shall be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery to all the holders of such shares.

15.3 **Persons Becoming Entitled by Operation of Law.** Subject to the Act, every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any share or shares shall be bound by every notice or other document in respect of such share or shares which, previous to his name and address being entered in the records of the Corporation, shall be duly given to the person or person from who he derives his title to such share or shares.

15.4 **Deceased Shareholders.** Subject to the Act, any notice or other document delivered or sent by post, fax, email, cable, telegram or telex or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any other person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

15.5 **Signature to Notices.** The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.

15.6 **Computation of Time.** Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles or by-laws of the Corporation the day of service or posting of the notice or document shall, unless it is otherwise provided, be counted in such number of days or other period.

15.7 **Proof of Service.** With respect to every notice or other document sent by post it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in paragraph 15.1 of this by-law and put into a post office or into a letter box. A certificate of an officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to facts in relation to the sending or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

15.8 **Record Dates.** The directors may fix in advance a date, which shall not be more than the maximum number of days permitted by the Act, preceding the date of any meeting of shareholders, including class and series meetings, or of the payment of any dividend or to participate in a liquidation distribution or of the proposed taking of any other proper action requiring the determination of shareholders, as the record date for the determination of the shareholders entitled to notice of, or to attend

and vote at, any such meeting and any adjournment thereof, or entitled to receive payment of any such dividend or for any other proper purpose and, in such case, notwithstanding anything elsewhere contained in the by-laws, only shareholders of record on the date so fixed shall be deemed to be shareholders for the purposes aforesaid.

15.9 Record Date. Where no record date is so fixed for the determination of shareholders as provided in the preceding by-law, the record date of the determination of shareholders entitled to receive notice of a meeting of shareholders shall be:

(a) at the close of business on the day immediately preceding the day on which the notice is given; or

(b) if no notice is given, the day on which the meeting is held; and

the record date for the determination of shareholders for any purpose other than to establish a shareholders' right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

16. CHEQUES, DRAFTS AND NOTES

16.1 Cheques. All cheques, drafts or orders for the payment of money and all notes and acceptances and bills of exchange shall be signed by such officer or officers or person or person, whether or not officers of the Corporation, and in such manner as the board of directors may from time to time designate by resolution.

17. CUSTODY OF SECURITIES

17.1 Custody. All shares and securities owned by the Corporation may be lodged (in the name of the Corporation) with a chartered bank or trust company or in a safety deposit box or, if so authorized by resolution of the board of directors, with such other depositaries or in such other manner as may be determined from time to time by the board of directors.

17.2 Nominees. All share certificates, bonds, debentures, notes or other obligations belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the name of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

18. EXECUTION OF INSTRUMENTS

18.1 Execution. Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any officer or director of the Corporation, and all contracts, documents and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. In addition, the board of directors shall have power from time to time by resolution to appoint any director or directors, officer or officers, or any person or persons, on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing. If at any time there shall be authorized only one director of the Corporation, then documents or instruments may be signed by such director acting alone.

18.2 Seal. The corporate seal (if any) of the Corporation may be affixed to contracts, documents and instruments in writing signed as aforesaid or by any officer or officers, person or persons,

20. BORROWING

20.1 **Borrowing**. Subject to the provisions of the Act, the directors may from time to time authorize the Corporation to:

(a) borrow money on the credit of the Corporation;

(b) issue, resell, sell or pledge debt obligations of the Corporation;

(c) give a guarantee on behalf of the Corporation to secure performance of an obligation of any person;

(d) mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Corporation, owned or subsequently acquired to secure any obligation of the Corporation; and

(e) give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

20.2 The directors may make any bonds, debentures or other debt obligations issued by the Corporation by their terms assignable free from any equities between the Corporation and the person to whom they may be issued or any other person who lawfully acquires them by assignment, purchase or otherwise.

20.3 The directors may authorize the issue of any bonds, debentures or other debt obligations of the Corporation at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Corporation and otherwise as the directors may determine at or before the time of issue.

20.4 The Corporation shall keep or cause to be kept at its registered office in accordance with the Act a register of its debentures and a register of debentureholders, which registers may be combined, and, subject to the provisions of the Act, may keep or cause to be kept one or more branch registers of its debentureholders at such place or places as the directors may from time to time determine and the directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers.

20.5 Every bond, debenture or other debt obligation of the Corporation shall be signed manually by at least one director or officer of the Corporation or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agent for the bond, debenture or other debt obligations appointed by the Corporation or under any instrument under which the bond, debenture or other debt obligation is issued and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that any person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

20.6 The Corporation shall keep or cause to be kept a register of its indebtedness to every director or officer of the Corporation or an associate of any of them in accordance with the provisions of the Act.

appointed as aforesaid by resolution of the board of directors, but any such contract, document or instrument is not invalid merely because the corporate seal is not affixed thereto.

18.3 **Definition.** The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property real or personal, immovable or movable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures or other securities and all paper writings.

18.4 **Securities.** In particular without limiting the generality of the foregoing:

(a) the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President or a Vice-President together with the Secretary or the Chief Financial Officer, or

(b) any two directors; or

(c) any director or directors, officer or officers, or any person or person, on behalf of the Corporation appointed from time to time by resolution of the board of directors;

shall have authority to sell, assign, transfer, exchange, convert or convey any and all shares, stocks, bonds, debentures, rights, warrants or other securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such shares, stocks, bonds, debentures, rights, warrants or other securities.

18.5 **Signatures.** The signature or signatures of the Chairman of the Board, the Vice-Chairman of the Board, the Managing Director, the President, the Chief Executive Officer, the Chief Financial Officer, a Vice-President, the Secretary or an Assistant Secretary, or any director of the Corporation and/or of any other officer or officers, person or persons, appointed as aforesaid by resolution of the board of directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon any contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the directors shall be deemed to have been manually signed by such officers or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation.

19. FINANCIAL YEAR

19.1 **Year End.** The financial year of the Corporation shall terminate on such date in each year as the directors may from time to time by resolutions determine.

21. DISCLOSURE OF INTEREST OF DIRECTORS

21.1 **Conflicts**. A director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Corporation or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a director, as the case may be, in accordance with the provisions of the Act.

21.2 A director shall not vote in respect of any such contract or transaction with the Corporation in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Act, the prohibitions contained in this by-law shall not apply to:

(a) any contract or transaction relating to a loan to the Corporation, the repayment of all or part of which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing;

(b) any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;

(c) any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Corporation or a subsidiary of the Corporation, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

(d) determining the remuneration of the directors in that capacity;

(e) purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

(f) the indemnification of any director by the Corporation.

These exceptions may from time to time be suspended or amended to any extent approved by the Corporation in general meeting and permitted by the Act, either generally or in respect of any particular contract or transaction or for any particular period.

21.3 The interest of a director in any matter described in this by-law or otherwise shall not affect such director's alternate director and such alternate director may be counted in a quorum and may vote upon such matter notwithstanding disqualification of the director, nor shall a disqualification of an alternate director affect the ability of a director to be counted in a quorum or to vote on a matter in which such director's alternate director shall be disqualified.

21.4 A director may hold any office or position with the Corporation, other than the office of auditor of the Corporation, in conjunction with his office of director for such period and on such terms, as to remuneration or otherwise, as the directors may determine and no director or intended director shall be disqualified by his office from contracting with the Corporation either with regard to his tenure of any such other office or position or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Act, no contract or transaction entered into by or on behalf of the Corporation in which a director is in any way interested shall be liable to be voided by reason thereof.

21.5 Subject to compliance with the provisions of the Act, a director or his firm may act in a professional capacity for the Corporation and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

21.6 A director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Act, such director shall not be accountable to the Corporation for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm.

SCHEDULE "C"

STOCK OPTION PLAN

CASTLE GOLD CORPORATION

STOCK OPTION PLAN

Effective Date: ●, 2007

Approved by the Board of
Directors on ●, 2007.

Approved by the
Shareholders on ●, 2007.

TABLE OF CONTENTS

Page

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

As used herein, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the meanings set forth below:

(a) "Administrator" means such Executive or Employee of the Company as may be designated as Administrator by the Committee from time to time, if any.

(b) "Associate" means, where used to indicate a relationship with any person:

  (i) any relative, including the spouse of that person or a relative of that person's spouse, where the relative has the same home as the person;

  (i) any partner, other than a limited partner, of that person;

  (ii) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity; and

  (iii) any corporation of which such person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the corporation.

(c) "Black-Out" means a restriction imposed by the Company on all or any of its directors, officers, employees, insiders or persons in a special relationship whereby they are to refrain from trading in the Company's securities until the restriction has been lifted by the Company.

(d) "Board" means the board of directors of the Company.

(e) "Change of Control" means an occurrence when either:

  (i) a Person or Entity, other than the current "control person" of the Company (as that term is defined in the *Securities Act*), becomes a "control person" of the Company; or

  (ii) a majority of the directors elected at any annual or extraordinary general meeting of shareholders of the Company are not individuals nominated by the Company's then-incumbent Board.

(f) "Committee" means a committee of the Board appointed in accordance with this Plan or if no such committee is appointed, the Board itself.

(g) "Company" means Castle Gold Corporation.

(h) "Consultant" means an individual who:

  (i) is engaged to provide, on an ongoing *bona fide* basis, consulting, technical, management or other services to the Company or any Subsidiary other than services provided in relation to a "distribution" (as that term is described in the *Securities Act*);

  (ii) provides the services under a written contract between the Company or any Subsidiary and the individual or a Consultant Entity (as defined in clause (h)(v) below);

(iii) in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or any Subsidiary; and

(iv) has a relationship with the Company or any Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or is otherwise permitted by applicable Regulatory Rules to be granted Options as a Consultant or as an equivalent thereof,

and includes:

(v) a corporation of which the individual is an employee or shareholder or a partnership of which the individual is an employee or partner (a "Consultant Entity"); or

(vi) an RRSP or RRIF established by or for the individual under which he or she is the beneficiary.

(i) "Disability" means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than 12 months, and which causes an individual to be unable to engage in any substantial gainful activity, or any other condition of impairment that the Committee, acting reasonably, determines constitutes a disability.

(j) "Employee" means:

(i) an individual who works full-time or part-time for the Company or any Subsidiary and such other individual as may, from time to time, be permitted by applicable Regulatory Rules to be granted Options as an employee or as an equivalent thereto; or

(ii) an individual who works for the Company or any Subsidiary either full-time or on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company or any Subsidiary over the details and methods of work as an employee of the Company or any Subsidiary, but for whom income tax deductions are not made at source,

and includes:

(iii) a corporation wholly-owned by such individual; and

(iv) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(k) "Executive" means an individual who is a director or officer of the Company or a Subsidiary, and includes:

(i) a corporation wholly-owned by such individual; and

(ii) any RRSP or RRIF established by or for such individual under which he or she is the beneficiary.

(l) "Exercise Notice" means the written notice of the exercise of an Option, in the form set out as Schedule "B" hereto, duly executed by the Option Holder.

(m) "Exercise Period" means the period during which a particular Option may be exercised and is the period from and including the Grant Date through to and including the Expiry Time on the Expiry Date provided, however, that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(n) "Exercise Price" means the price at which an Option is exercisable as determined in accordance with Section 5.3.

(o) "Expiry Date" means the date the Option expires as set out in the Option Certificate or as otherwise determined in accordance with sections 5.4, 6.2, 6.3, 6.4 or 11.4.

(p) "Expiry Time" means the time the Option expires on the Expiry Date, which is 5:00 p.m. local time in Toronto, Ontario on the Expiry Date.

(q) "Grant Date" means the date on which the Committee grants a particular Option, which is the date the Option comes into effect provided however that no Option can be exercised unless and until all necessary Regulatory Approvals have been obtained.

(r) "Insider" means an insider as that term is defined in the *Securities Act*;

(s) "Market Value" means the market value of the Shares as determined in accordance with Section 5.3.

(t) "Option" means an incentive share purchase option granted pursuant to this Plan entitling the Option Holder to purchase Shares of the Company.

(u) "Option Certificate" means the certificate, in substantially the form set out as Schedule "A" hereto, evidencing the Option.

(v) "Option Holder" means a Person or Entity who holds an unexercised and unexpired Option or, where applicable, the Personal Representative of such person.

(w) "Outstanding Issue" means the number of Shares that are outstanding (on a non-diluted basis) immediately prior to the Share issuance or grant of Option in question.

(x) "Person or Entity" means an individual, natural person, corporation, government or political subdivision or agency of a government, and where two or more persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of an issuer, such partnership, limited partnership, syndicate or group shall be deemed to be a Person or Entity.

(y) "Personal Representative" means:

(i) in the case of a deceased Option Holder, the executor or administrator of the deceased duly appointed by a court or public authority having jurisdiction to do so; and

(ii) in the case of an Option Holder who for any reason is unable to manage his or her affairs, the person entitled by law to act on behalf of such Option Holder.

(z) "Plan" means this stock option plan as from time to time amended.

(aa) "Regulatory Approvals" means any necessary approvals of the Regulatory Authorities as may be required from time to time for the implementation, operation or amendment of this Plan or for the Options granted from time to time hereunder.

(bb) "Regulatory Authorities" means all organized trading facilities on which the Shares are listed, and all securities commissions or similar securities regulatory bodies having jurisdiction over the Company, this Plan or the Options granted from time to time hereunder.

(cc) "Regulatory Rules" means all corporate and securities laws, regulations, rules, policies, notices, instruments and other orders of any kind whatsoever which may, from time to time, apply to the implementation, operation or amendment of this Plan or the Options granted from time to time hereunder including, without limitation, those of the applicable Regulatory Authorities.

(dd) "*Securities Act*" means the *Securities Act* (British Columbia), RSBC 1996, c.418 as from time to time amended.

(ee) "Share" or "Shares" means, as the case may be, one or more common shares without par value in the capital stock of the Company.

(ff) "Subsidiary" means a wholly-owned or controlled subsidiary corporation of the Company.

(gg) "Triggering Event" means:

(i) the proposed dissolution, liquidation or wind-up of the Company;

(ii) a proposed merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

(iii) the proposed acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

(iv) a proposed Change of Control of the Company;

(v) the proposed sale or other disposition of all or substantially all of the assets of the Company; or

(vi) a proposed material alteration of the capital structure of the Company which, in the opinion of the Committee, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to the Options granted hereunder to permit the Plan and Options granted hereunder to stay in effect.

(hh) "TSX-V" means the TSX Venture Exchange Inc.

(ii) "Vest" or "Vesting" means that a portion of the Option granted to the Option Holder which is available to be exercised by the Option Holder at any time and from time to time.

1.2 Choice of Law

The Plan is established under, and the provisions of the Plan shall be subject to and interpreted and construed in accordance with, the laws of the Province of British Columbia. The Company and each Option Holder hereby attorn to the jurisdiction of the Courts of British Columbia.

1.3 Headings

The headings used herein are for convenience only and are not to affect the interpretation of the Plan.

2. GRANT OF OPTIONS

2.1 Grant of Options

The Committee shall, from time to time in its sole discretion, grant Options to such Persons or Entities and on such terms and conditions as are permitted under this Plan.

2.2 Record of Option Grants

The Committee shall be responsible to maintain a record of all Options granted under this Plan and such record shall contain, in respect of each Option:

(a) the name and address of the Option Holder;

(b) the category (Executive, Employee or Consultant) under which the Option was granted to him, her or it;

(c) the Grant Date and Expiry Date of the Option;

(d) the number of Shares which may be acquired on the exercise of the Option and the Exercise Price of the Option;

(e) the vesting and other additional terms, if any, attached to the Option; and

(f) the particulars of each and every time the Option is exercised.

2.3 Effect of Plan

All Options granted pursuant to the Plan shall be subject to the terms and conditions of the Plan notwithstanding the fact that the Option Certificates issued in respect thereof do not expressly contain such terms and conditions but instead incorporate them by reference to the Plan. The Option Certificates will be issued for convenience only and in the case of a dispute with regard to any matter in respect thereof, the provisions of the Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

3. PURPOSE AND PARTICIPATION

3.1 Purpose of Plan

The purpose of the Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares of the Company as long term investments.

3.2 Participation in Plan

The Committee shall, from time to time and in its sole discretion, determine those Executives, Employees and Consultants, if any, to whom Options are to be granted.

3.3 Limits on Option Grants - Tier 1 Issuer

If the Company is listed on TSX-V as a Tier 1 issuer, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSX-V:

(a) the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue;

(b) with respect to Section 5.1, the Expiry Date of an Option shall be no later than the tenth anniversary of the Grant Date of such Option;

(c) the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(d) the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period,

and such limitation will not be an amendment to this Plan requiring the Option Holders consent under Section 9.2 of this Plan.

3.4 Limits on Option Grants - Tier 2 Issuer

If the Company is listed on TSX-V as a Tier 2 issuer, the following limitations shall apply to the Plan and all Options thereunder so long as such limitations are required by the TSX-V:

(a) the maximum number of Options which may be granted to any one Option Holder under the Plan within any 12 month period shall be 5% of the Outstanding Issue;

(b) with respect to Section 5.1, the Expiry Date of an Option shall be no later than the fifth anniversary of the Grant Date of such Option;

(c) the maximum number of Options which may be granted to any one Consultant within any 12 month period must not exceed 2% of the Outstanding Issue; and

(d) the maximum number of Options which may be granted within any 12 month period to Employees or Consultants engaged in investor relations activities must not exceed 2% of the Outstanding Issue and such options must vest in stages over 12 months with no more than 25% of the Options vesting in any three month period,

and such limitation will not be an amendment to this Plan requiring the Option Holders consent under Section 9.2 of this Plan.

3.5 Notification of Grant

Following the granting of an Option, the Administrator shall, within a reasonable period of time, notify the Option Holder in writing of the grant and shall enclose with such notice the Option Certificate representing the Option so granted. In no case will the Company be required to deliver an Option Certificate to an Option Holder until such time as the Company has obtained all necessary Regulatory Approvals for the grant of the Option.

3.6 Copy of Plan

Each Option Holder, concurrently with the notice of the grant of the Option, shall be provided with a copy of the Plan. A copy of any amendment to the Plan shall be promptly provided by the Administrator to each Option Holder.

3.7 Limitation on Service

The Plan does not give any Option Holder that is an Executive the right to serve or continue to serve as an Executive of the Company or any Subsidiary, nor does it give any Option Holder that is an Employee or Consultant the right to be or to continue to be employed or engaged by the Company or any Subsidiary.

3.8 No Obligation to Exercise

Option Holders shall be under no obligation to exercise Options granted under this Plan.

3.9 Agreement

The Company and every Option Holder granted an Option hereunder shall be bound by and subject to the terms and conditions of this Plan. By accepting an Option granted hereunder, the Option Holder has expressly agreed with the Company to be bound by the terms and conditions of this Plan. In the event that the Option Holder receives his, her or its Options pursuant to an oral or written agreement with the Company or a Subsidiary, whether such agreement is an employment agreement, consulting agreement or any other kind of agreement of any kind whatsoever, the Option Holder acknowledges that in the event of any inconsistency between the terms relating to the grant of such Options in that agreement and the terms attaching to the Options as provided for in this Plan, the terms provided for in this Plan shall prevail and the other agreement shall be deemed to have been amended accordingly.

3.10 Notice

Any notice, delivery or other correspondence of any kind whatsoever to be provided by the Company to an Option Holder will be deemed to have been provided if provided to the last home address, fax number or email address of the Option Holder in the records of the Company and the Company shall be under no obligation to confirm receipt or delivery.

3.11 Representation to TSX-V

As a condition precedent to the issuance of an Option, the Company must be able to represent to TSX-V as of the Grant Date that the Option Holder is a *bona fide* Executive, Employee or Consultant of the Company or any Subsidiary.

4. NUMBER OF SHARES UNDER PLAN

4.1 Board to Approve Issuance of Shares

The Board shall approve by resolution the issuance of all Shares to be issued to Option Holders upon the exercise of Options, such authorization to be deemed effective as of the Grant Date of such Options regardless of when it is actually done. The Board shall be entitled to approve the issuance of Shares in advance of the Grant Date, retroactively after the Grant Date, or by a general approval of this Plan.

4.2 Number of Shares

Subject to adjustment as provided for herein, the number of Shares which will be available for purchase pursuant to Options granted pursuant to this Plan will not exceed 10% of the number of Shares which are issued and outstanding on the particular date of grant of Options, including the existing ● Shares currently subject to outstanding Options as of the date of this Plan which were granted prior to implementation of this Plan and, which, by the implementation of this Plan are grandfathered under this Plan. If any Option expires or otherwise terminates for any reason without having been exercised in full, the number of Shares in respect of such expired or terminated Option shall again be available for the purposes of granting Options pursuant to this Plan.

4.3 Fractional Shares

No fractional shares shall be issued upon the exercise of any Option and, if as a result of any adjustment, an Option Holder would become entitled to a fractional share, such Option Holder shall have the right to purchase only the next lowest whole number of Shares and no payment or other adjustment will be made for the fractional interest.

5. TERMS AND CONDITIONS OF OPTIONS

5.1 Exercise Period of Option

Subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4, the Grant Date and the Expiry Date of an Option shall be the dates fixed by the Committee at the time the Option is granted and shall be set out in the Option Certificate issued in respect of such Option.

5.2 Number of Shares Under Option

The number of Shares which may be purchased pursuant to an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option.

5.3 Exercise Price of Option

The Exercise Price at which an Option Holder may purchase a Share upon the exercise of an Option shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Exercise Price shall not be less than the Market Value of the Shares as of the Grant Date. The Market Value of the Shares for a particular Grant Date shall be determined as follows:

(a) for each organized trading facility on which the Shares are listed, Market Value will be the closing trading price of the Shares on the day immediately preceding the Grant Date, and may be less than this price if it is within the discounts permitted by the applicable Regulatory Authorities;

(b) if the Company's Shares are listed on more than one organized trading facility, the Market Value shall be the Market Value as determined in accordance with subparagraph (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary Regulatory Approvals;

(c) if the Company's Shares are listed on one or more organized trading facilities but have not traded during the ten trading days immediately preceding the Grant Date, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee; and

(d) if the Company's Shares are not listed on any organized trading facility, then the Market Value will be, subject to any adjustments as may be required to secure all necessary Regulatory Approvals, such value as is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms' length.

Notwithstanding anything else contained herein, in no case will the Market Value be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the Grant Date in question.

5.4 Termination of Option

Subject to such other terms or conditions that may be attached to Options granted hereunder, an Option Holder may exercise an Option in whole or in part at any time and from time to time during the Exercise Period. Any Option or part thereof not exercised within the Exercise Period shall terminate and become null, void and of no effect as of the Expiry Time on the Expiry Date. The Expiry Date of an Option shall be the earlier of the date so fixed by the Committee at the time the Option is granted as set out in the Option Certificate and the date established, if applicable, in paragraphs (a) or (b) below or sections 6.2, 6.3, 6.4, or 11.4 of this Plan:

(a) *Ceasing to Hold Office* - In the event that the Option Holder holds his or her Option as an Executive and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date

of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position unless the Option Holder ceases to hold such position as a result of:

(i) ceasing to meet the qualifications set forth in the corporate legislation applicable to the Company;

(ii) a special resolution having been passed by the shareholders of the Company removing the Option Holder as a director of the Company or any Subsidiary; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position; OR

(b) *Ceasing to be Employed or Engaged* - In the event that the Option Holder holds his or her Option as an Employee or Consultant, other than an Option Holder who is engaged in investor relations activities, and such Option Holder ceases to hold such position other than by reason of death or Disability, the Expiry Date of the Option shall be, unless otherwise expressly provided for in the Option Certificate, the 90th day following the date the Option Holder ceases to hold such position, or, in the case of an Option Holder that is engaged in investor relations activities while the Company is classified as a Tier 2 issuer on the TSX-V, the 30th day after the date such Option Holder ceases to hold such position, unless the Option Holder ceases to hold such position as a result of:

(i) termination for cause;

(ii) resigning or terminating his or her position; or

(iii) an order made by any Regulatory Authority having jurisdiction to so order;

in which case the Expiry Date shall be the date the Option Holder ceases to hold such position.

In the event that the Option Holder ceases to hold the position of Executive, Employee or Consultant for which the Option was originally granted, but comes to hold a different position as an Executive, Employee or Consultant prior to the expiry of the Option, the Committee may, in its sole discretion, choose to permit the Option to stay in place for that Option Holder with such Option then to be treated as being held by that Option Holder in his or her new position and such will not be considered to be an amendment to the Option in question requiring the consent of the Option Holder under Section 9.2 of this Plan. Notwithstanding anything else contained herein, in no case will an Option be exercisable later than the Expiry Date of the Option.

5.5 Vesting of Option and Acceleration

The vesting schedule for an Option, if any, shall be determined by the Committee and shall be set out in the Option Certificate issued in respect of the Option. The Committee may elect, at any time, to accelerate the vesting schedule of one or more Options including, without limitation, on a Triggering Event, and such acceleration will not be considered an amendment to the Option in question requiring the consent of the Option Holder under Section 9.2 of this Plan.

5.6 Additional Terms

Subject to all applicable Regulatory Rules and all necessary Regulatory Approvals, the Committee may attach additional terms and conditions to the grant of a particular Option, such terms and conditions to be set out in a schedule attached to the Option Certificate. The Option Certificates will be issued for convenience only, and in the case of a dispute with regard to any matter in respect thereof, the provisions of this Plan and the records of the Company shall prevail over the terms and conditions in the Option Certificate, save and except as noted below. Each Option will also be subject to, in addition to the provisions of the Plan, the terms and conditions contained in the

schedules, if any, attached to the Option Certificate for such Option. Should the terms and conditions contained in such schedules be inconsistent with the provisions of the Plan, such terms and conditions will supersede the provisions of the Plan.

6. TRANSFERABILITY OF OPTIONS

6.1 Non-transferable

Except as provided otherwise in this Section 6, Options are non-assignable and non-transferable.

6.2 Death of Option Holder

In the event of the Option Holder's death, any Options held by such Option Holder shall pass to the Personal Representative of the Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of six months following the date of death and the applicable Expiry Date.

6.3 Disability of Option Holder

If the employment or engagement of an Option Holder as an Employee or Consultant or the position of an Option Holder as a director or officer of the Company or a Subsidiary is terminated by the Company by reason of such Option Holder's Disability, any Options held by such Option Holder shall be exercisable by such Option Holder or by the Personal Representative on or before the date which is the earlier of six months following the termination of employment, engagement or appointment as a director or officer and the applicable Expiry Date.

6.4 Disability and Death of Option Holder

If an Option Holder has ceased to be employed, engaged or appointed as a director or officer of the Company or a Subsidiary by reason of such Option Holder's Disability and such Option Holder dies within six months after the termination of such engagement, any Options held by such Option Holder that could have been exercised immediately prior to his or her death shall pass to the Personal Representative of such Option Holder and shall be exercisable by the Personal Representative on or before the date which is the earlier of six months following the death of such Option Holder and the applicable Expiry Date.

6.5 Vesting

Unless the Committee determines otherwise, Options held by or exercisable by a Personal Representative shall, during the period prior to their termination, continue to vest in accordance with any vesting schedule to which such Options are subject.

6.6 Deemed Non-Interruption of Engagement

Employment or engagement by the Company shall be deemed to continue intact during any military or sick leave or other *bona fide* leave of absence if the period of such leave does not exceed 90 days or, if longer, for so long as the Option Holder's right to re-employment or re-engagement by the Company is guaranteed either by statute or by contract. If the period of such leave exceeds 90 days and the Option Holder's re-employment or re-engagement is not so guaranteed, then his or her employment or engagement shall be deemed to have terminated on the ninety-first day of such leave.

7. EXERCISE OF OPTION

7.1 Exercise of Option

An Option may be exercised only by the Option Holder or the Personal Representative of any Option Holder. An Option Holder or the Personal Representative of any Option Holder may exercise an Option in whole or in part at

any time and from time to time during the Exercise Period up to the Expiry Time on the Expiry Date by delivering to the Administrator the required Exercise Notice, the applicable Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate Exercise Price of the Shares then being purchased pursuant to the exercise of the Option. Notwithstanding anything else contained herein, Options may not be exercised during Black-Out unless the Committee determines otherwise.

7.2 Issue of Share Certificates

As soon as reasonably practicable following the receipt of the Exercise Notice, the Administrator shall cause to be delivered to the Option Holder a certificate for the Shares so purchased. If the number of Shares so purchased is less than the number of Shares subject to the Option Certificate surrendered, the Administrator shall also provide a new Option Certificate for the balance of Shares available under the Option to the Option Holder concurrent with delivery of the Share Certificate.

7.3 No Rights as Shareholder

Until the date of the issuance of the certificate for the Shares purchased pursuant to the exercise of an Option, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to such Shares, notwithstanding the exercise of the Option, unless the Committee determines otherwise. In the event of any dispute over the date of the issuance of the certificates, the decision of the Committee shall be final, conclusive and binding.

8. ADMINISTRATION

8.1 Board or Committee

The Plan shall be administered by the Board, by a Committee of the Board appointed in accordance with Section 8.2 below, or by an Administrator appointed in accordance with Section 8.4(b).

8.2 Appointment of Committee

The Board may at any time appoint a Committee, consisting of not less than two of its members, to administer the Plan on behalf of the Board in accordance with such terms and conditions as the Board may prescribe, consistent with this Plan. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. From time to time, the Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and appoint new members in their place, fill vacancies however caused, or remove all members of the Committee and thereafter directly administer the Plan.

8.3 Quorum and Voting

A majority of the members of the Committee shall constitute a quorum and, subject to the limitations in this Section 8, all actions of the Committee shall require the affirmative vote of members who constitute a majority of such quorum. Members of the Committee may vote on any matters affecting the administration of the Plan or the grant of Options pursuant to the Plan, except that no such member shall act upon the granting of an Option to himself or herself (but any such member may be counted in determining the existence of a quorum at any meeting of the Committee during which action is taken with respect to the granting of Options to that member). The Committee may approve matters by written resolution signed by a majority of the quorum.

8.4 Powers of Committee

The Committee (or the Board if no Committee is in place) shall have the authority to do the following:

(a) administer the Plan in accordance with its terms;

(b) appoint or replace the Administrator from time to time;

(c) determine all questions arising in connection with the administration, interpretation and application of the Plan, including all questions relating to the Market Value of the Shares;

(d) correct any defect, supply any information or reconcile any inconsistency in the Plan in such manner and to such extent as shall be deemed necessary or advisable to carry out the purposes of the Plan;

(e) prescribe, amend, and rescind rules and regulations relating to the administration of the Plan;

(f) determine the duration and purposes of leaves of absence from employment or engagement by the Company which may be granted to Option Holders without constituting a termination of employment or engagement for purposes of the Plan;

(g) do the following with respect to the granting of Options:

(i) determine the Executives, Employees or Consultants to whom Options shall be granted, based on the eligibility criteria set out in this Plan;

(ii) determine the terms of the Option to be granted to an Option Holder including, without limitation, the Grant Date, Expiry Date, Exercise Price and vesting schedule (which need not be identical with the terms of any other Option);

(iii) subject to any necessary Regulatory Approvals and Section 9.2, amend the terms of any Options;

(iv) determine when Options shall be granted; and

(v) determine the number of Shares subject to each Option;

(h) accelerate the vesting schedule of any Option previously granted; and

(i) make all other determinations necessary or advisable, in its sole discretion, for the administration of the Plan.

8.5 Administration by Committee

All determinations made by the Committee in good faith shall be final, conclusive and binding upon all persons. The Committee shall have all powers necessary or appropriate to accomplish its duties under this Plan.

8.6 Interpretation

The interpretation by the Committee of any of the provisions of the Plan and any determination by it pursuant thereto shall be final, conclusive and binding and shall not be subject to dispute by any Option Holder. No member of the Committee or any person acting pursuant to authority delegated by it hereunder shall be personally liable for any action or determination in connection with the Plan made or taken in good faith and each member of the Committee and each such person shall be entitled to indemnification with respect to any such action or determination in the manner provided for by the Company.

9. APPROVALS AND AMENDMENT

9.1 Shareholder Approval of Plan

If required by a Regulatory Authority or by the Committee, this Plan may be made subject to the approval of a majority of the votes cast at a meeting of the shareholders of the Company or by a majority of votes cast by disinterested shareholders at a meeting of shareholders of the Company. Any Options granted under this Plan prior

to such time will not be exercisable or binding on the Company unless and until such shareholder approval is obtained.

9.2 Amendment of Option or Plan

Subject to any required Regulatory Approvals, the Committee may from time to time amend any existing Option or the Plan or the terms and conditions of any Option thereafter to be granted provided that where such amendment relates to an existing Option and it would:

(a) materially decrease the rights or benefits accruing to an Option Holder; or

(b) materially increase the obligations of an Option Holder;

then, unless otherwise excepted out by a provision of this Plan, the Committee must also obtain the written consent of the Option Holder in question to such amendment. If at the time the Exercise Price of an Option is reduced the Option Holder is an Insider of the Company, the Insider must not exercise the option at the reduced Exercise Price until the reduction in Exercise Price has been approved by the disinterested shareholders of the Company.

10. CONDITIONS PRECEDENT TO ISSUANCE OF OPTIONS AND SHARES

10.1 Compliance with Laws

An Option shall not be granted or exercised, and Shares shall not be issued pursuant to the exercise of any Option, unless the grant and exercise of such Option and the issuance and delivery of such Shares comply with all applicable Regulatory Rules, and such Options and Shares will be subject to all applicable trading restrictions in effect pursuant to such Regulatory Rules and the Company shall be entitled to legend the Option Certificates and the certificates representing such Shares accordingly.

10.2 Obligation to Obtain Regulatory Approvals

In administering this Plan, the Committee will seek any Regulatory Approvals which may be required. The Committee will not permit any Options to be granted without first obtaining the necessary Regulatory Approvals unless such Options are granted conditional upon such Regulatory Approvals being obtained. The Committee will make all filings required with the Regulatory Authorities in respect of the Plan and each grant of Options hereunder. No Option granted will be exercisable or binding on the Company unless and until all necessary Regulatory Approvals have been obtained. The Committee shall be entitled to amend this Plan and the Options granted hereunder in order to secure any necessary Regulatory Approvals and such amendments will not require the consent of the Option Holders under Section 9.2 of this Plan.

10.3 Inability to Obtain Regulatory Approvals

The Company's inability to obtain Regulatory Approval from any applicable Regulatory Authority, which Regulatory Approval is deemed by the Committee to be necessary to complete the grant of Options hereunder, the exercise of those Options or the lawful issuance and sale of any Shares pursuant to such Options, shall relieve the Company of any liability with respect to the failure to complete such transaction.

11. ADJUSTMENTS AND TERMINATION

11.1 Termination of Plan

Subject to any necessary Regulatory Approvals, the Committee may terminate or suspend the Plan. Unless earlier terminated as provided in this Section 11, the Plan shall terminate on, and no more Options shall be granted under the Plan after, the tenth anniversary of the Effective Date of the Plan.

11.2 No Grant During Suspension of Plan

No Option may be granted during any suspension, or after termination, of the Plan. Suspension or termination of the Plan shall not, without the consent of the Option Holder, alter or impair any rights or obligations under any Option previously granted.

11.3 Alteration in Capital Structure

If there is a material alteration in the capital structure of the Company and the Shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted for, the Committee shall make such adjustments to this Plan and to the Options then outstanding under this Plan as the Committee determines to be appropriate and equitable under the circumstances, so that the proportionate interest of each Option Holder shall, to the extent practicable, be maintained as before the occurrence of such event. Such adjustments may include, without limitation:

(a) a change in the number or kind of shares of the Company covered by such Options; and

(b) a change in the Exercise Price payable per Share provided, however, that the aggregate Exercise Price applicable to the unexercised portion of existing Options shall not be altered, it being intended that any adjustments made with respect to such Options shall apply only to the Exercise Price per Share and the number of Shares subject thereto.

For purposes of this Section 11.3, and without limitation, neither:

(a) the issuance of additional securities of the Company in exchange for adequate consideration (including services); nor

(b) the conversion of outstanding securities of the Company into Shares shall be deemed to be material alterations of the capital structure of the Company.

Any adjustment made to any Options pursuant to this Section 11.3 shall not be considered an amendment requiring the Option Holder's consent for the purposes of Section 9.2 of this Plan.

11.4 Triggering Events

Subject to the Company complying with Section 11.5 and any necessary Regulatory Approvals and notwithstanding any other provisions of this Plan or any Option Certificate, the Committee may, without the consent of the Option Holder or Holders in question:

(a) cause all or a portion of any of the Options granted under the Plan to terminate upon the occurrence of a Triggering Event; or

(b) cause all or a portion of any of the Options granted under the Plan to be exchanged for incentive stock options of another corporation upon the occurrence of a Triggering Event in such ratio and at such exercise price as the Committee deems appropriate, acting reasonably.

Such termination or exchange shall not be considered an amendment requiring the Option Holder's consent for the purpose of Section 9.2 of the Plan.

11.5 Notice of Termination by Triggering Event

In the event that the Committee wishes to cause all or a portion of any of the Options granted under this Plan to terminate on the occurrence of a Triggering Event, it must give written notice to the Option Holders in question not less than 10 days prior to the consummation of a Triggering Event so as to permit the Option Holder the opportunity to exercise the vested portion of the Options prior to such termination. Upon the giving of such notice and subject to

any necessary Regulatory Approvals, all Options or portions thereof granted under the Plan which the Company proposes to terminate shall become immediately exercisable notwithstanding any contingent vesting provision to which such Options may have otherwise been subject.

11.6 Determinations to be Made By Committee

Adjustments and determinations under this Section 11 shall be made by the Committee, whose decisions as to what adjustments or determination shall be made, and the extent thereof, shall be final, binding, and conclusive.

12. OPTIONS GRANTED TO U.S. RESIDENTS OR CITIZENS

Any Option granted under the Plan to a Option Holder who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a "U.S. Option Holder") may be an incentive stock option (an "ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), but only if so designated by the Company in the agreement evidencing such Option. No provision of this Plan, as it may be applied to a U.S. Option Holder with respect to Options which are designated as ISO's, shall be construed so as to be inconsistent with any provision of Section 422 of the Code. Grants of Options to U.S. Option Holders pursuant to Section 2 hereof which are not designated as or otherwise do not qualify as ISO's will be treated as non-statutory stock options for U.S. federal tax purposes. Notwithstanding anything in this Plan contained to the contrary, the following provisions shall apply to ISO's granted to each U.S. Option Holder:

(a) ISO's shall only be granted to individual U.S. Option Holders who are, at the time of grant, employees of the Company (within the meaning of the Code). Any director of the Company who is a U.S. Option Holder shall be ineligible to vote upon the granting of such Option;

(b) the aggregate fair market value (determined as of the time an ISO is granted) of the Shares subject to ISO's exercisable for the first time by a U.S. Option Holder during any calendar year under this Plan and all other stock option plans, within the meaning of Section 422 of the Code, of the Company shall not exceed One Hundred Thousand Dollars in U.S. funds (U.S.$100,000);

(c) the Exercise Price for Shares under each ISO granted to a U.S. Option Holder pursuant to this Plan shall be not less than the fair market value of such Shares at the time granted, as determined in good faith by the directors at such time (unless such ISO is granted pursuant to an assumption or substitution for another option in a manner satisfying the provisions of Section 424(a) of the Code);

(d) if any U.S. Option Holder to whom an ISO is to be granted under the Plan at the time of the grant of such ISO is the owner of shares possessing more than ten percent (10%) of the total combined voting power of all classes of shares of the Company, then the following special provisions shall be applicable to the ISO granted to such individual:

    (i) the Exercise Price (per Share) subject to such ISO shall not be less than one hundred ten percent (110%) of the fair market value of one Share at the time of grant; and

    (ii) for the purposes of this Section 12(d)(i) only, the exercise period shall not exceed five (5) years from the date of grant;

(e) no ISO may be granted hereunder to a U.S. Option Holder following the expiration of ten (10) years after the date on which this Plan is adopted by the Company or the date on which the Plan is approved by the shareholders of the Company, whichever is earlier;

(f) no ISO granted to a U.S. Option Holder under the Plan shall become exercisable unless and until the Plan shall have been approved by the shareholders of the Company;

(g) no ISO shall be transferable by a U.S. Option Holder other than by will or the laws of descent and distribution; and

(h) during the lifetime of the original grantee of an ISO, such ISO may not be exercised by anyone other than such grantee.

SCHEDULE "A"

Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●[*date four months and one day after Grant Date*].

CASTLE GOLD CORPORATION

STOCK OPTION PLAN - OPTION CERTIFICATE

This Option Certificate is issued pursuant to the provisions of the Stock Option Plan (the "Plan") of **Castle Gold Corporation** (the "Company") and evidences that ●[Name of Option Holder] is the holder (the "Option Holder") of an option (the "Option") to purchase up to ● common shares (the "Shares") in the capital stock of the Company at a purchase price of Cdn.$● per Share (the "Exercise Price"). This Option may be exercised at any time and from time to time from and including the following Grant Date through to and including up to 5:00 p.m. local time in Vancouver, British Columbia (the "Expiry Time") on the following Expiry Date:

(a) the Grant Date of this Option is ●, 200●; and

(b) subject to sections 5.4, 6.2, 6.3, 6.4 and 11.4 of the Plan, the Expiry Date of this Option is ●,200●

To exercise this Option, the Option Holder must deliver to the Administrator of the Plan, prior to the Expiry Time on the Expiry Date, an Exercise Notice, in the form provided in the Plan, which is incorporated by reference herein, together with the original of this Option Certificate and a certified cheque or bank draft payable to the Company in an amount equal to the aggregate of the Exercise Price of the Shares in respect of which this Option is being exercised.

This Option Certificate and the Option evidenced hereby is not assignable, transferable or negotiable and is subject to the detailed terms and conditions contained in the Plan. This Option Certificate is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the Plan and the records of the Company shall prevail. This Option is also subject to the terms and conditions contained in the schedules, if any, attached hereto.

Any share certificates issued pursuant to an exercise of the Option before ●***[date four months and one day after Grant Date]*** will contain the following legend:

> "Without prior written approval of the TSX Venture Exchange and compliance with all applicable securities legislation, the securities represented by this certificate may not be sold, transferred, hypothecated or otherwise traded on or through the facilities of the TSX Venture Exchange or otherwise in Canada or to or for the benefit of a Canadian resident until ●***[date four months and one day after Grant Date]***."

If the Option Holder is a resident or citizen of the United States of America at the time of the exercise of the Option, the certificate(s) representing the Shares will be endorsed with the following or a similar legend:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, of the United States of America (the "Act") or the securities laws of any state ("State") of the United States of America and may not be sold, transferred, pledged, hypothecated or distributed, directly or indirectly, to a U.S. person (as defined in Regulation S adopted by the U.S. Securities and Exchange Commission under the Act) or within the United States unless such securities are (i) registered under the Act and any applicable State securities act (a "State Act"), or (ii) exempt from registration under the Act and any applicable State Act and the Company has

received an opinion of counsel to such effect reasonably satisfactory to it, or (iii) sold in accordance with Regulation S and the Company has received an opinion of counsel to such effect reasonably satisfactory to it."

This Option was granted to the Option Holder in his or her capacity as a ●[pick one: Director, Officer, Employee, Consultant] of the Company ●[, and shall continue in effect should his or her status change and he or she continue in a new capacity as a Director, Officer, Employee or Consultant of the Company].

CASTLE GOLD CORPORATION

Per:

____
Director

The Option Holder acknowledges receipt of a copy of the Plan and represents to the Company that the Option Holder is familiar with the terms and conditions of the Plan, and hereby accepts this Option subject to all of the terms and conditions of the Plan. The Option Holder agrees to execute, deliver, file and otherwise assist the Company in filing any report, undertaking or document with respect to the awarding of the Option and exercise of the Option, as may be required by the Regulatory Authorities. The Option Holder further acknowledges that if the Plan has not been approved by the shareholders of the Company on the Grant Date, this Option is not exercisable until such approval has been obtained.

Signature of Optionee:

______________________________ Date signed: __________________________
Signature

____
Print Name

____
Address

____

OPTION CERTIFICATE - SCHEDULE

The additional terms and conditions attached to the Option represented by this Option Certificate are as follows:

The Options will not be exercisable unless and until they have vested and then only to the extent that they have vested. The Options will vest in accordance with the following:

(a) ● Shares (●%) will vest and be exercisable on or after the Grant Date;

(b) ● additional Shares (●%) will vest and be exercisable on or after ● [date];

(c) ● additional Shares (●%) will vest and be exercisable on or after ● [date];

(d) ● additional Shares (●%) will vest and be exercisable on or after ● [date];

SCHEDULE "B"

CASTLE GOLD CORPORATION
STOCK OPTION PLAN

NOTICE OF EXERCISE OF OPTION

TO: The Administrator, Stock Option Plan
Castle Gold Corporation
1101-55 University Avenue
Toronto, ON M5J 2H7
(or such other address as the Company may advise)

The undersigned hereby irrevocably gives notice, pursuant to the Stock Option Plan (the "Plan") of **Castle Gold Corporation** (the "Company"), of the exercise of the Option to acquire and hereby subscribes for **(cross out inapplicable item):**

(a) all of the Shares; or

(b) _____________ of the Shares;

which are the subject of the Option Certificate attached hereto **(attach your original Option Certificate).**

The undersigned tenders herewith a certified cheque or bank draft **(circle one)** payable to "**Castle Gold Corporation**" in an amount equal to the aggregate Exercise Price of the aforesaid Shares and directs the Company to issue the certificate evidencing said Shares in the name of the undersigned to be mailed to the undersigned at the following address **(provide full complete address)**:

____

____

____

____

The undersigned acknowledges the Option is not validly exercised unless this Notice is completed in strict compliance with this form and delivered to the required address with the required payment prior to 5:00 p.m. local time in Vancouver, B.C. on the Expiry Date of the Option.

DATED the __________ day of ____________________, 20___.

____
Signature of Option Holder

APPENDIX C

INFORMATION CONCERNING MORGAIN MINERALS INC.

Capitalized terms used in this Appendix C that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular (the "Circular") of Morgain Minerals Inc. and Aurogin Resources Ltd. to which this Appendix C is attached. **All references to dollar amounts in this Appendix C are to Canadian dollars unless expressly stated otherwise.**

Appendix C
TABLE OF CONTENTS

MORGAIN MINERALS INC. AND CORPORATE STRUCTURE

Incorporation

Morgain Minerals Inc. ("Morgain" or the "Company") was incorporated under the laws of the province of British Columbia on May 10, 1983 under the name "Morgain Minerals Inc." by registration of its Memorandum and Articles with the British Columbia Registrar of Companies. Morgain continued its corporate jurisdiction from the Province of British Columbia to the federal jurisdiction of Canada on July 30, 1997 with an authorized share capital of 60,000,000 common voting shares. On July 22, 1998 Morgain increased its authorized share capital from 60,000,000 common voting shares to an unlimited number of common shares. Morgain is a publicly-traded mineral exploration company, the common shares of which are listed and trading on the TSX-V under the symbol "MGM". As a result of the Amalgamation, Morgain will be amalgamated with Aurogin to form a corporation to be named "Castle Gold Corporation". Morgain is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario. Its head office is located at Suite 1550, 625 Howe Street, Vancouver, British Columbia V6C 1T6 and its registered and records office is located at Suite 3350, 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1L2.

Subsidiaries

Unless the context otherwise requires, all references herein to Morgain include Morgain and its subsidiaries. The following chart illustrates the inter-corporate relationships of Morgain and its subsidiaries and their jurisdictions of incorporation, as well as the ownership of Morgain's principal properties, the El Castillo property and the La Fortuna property.


Morgain Minerals Inc. (Canada)
100% Minera Real del Oro, S.A. de C.V. (Mexico)
100% Azul Azteca, S.A. de C.V. (Mexico)
100% Durango Fern Mines, S.A. de C.V. (Mexico)
100% Minas La Fortuna, S.A. de C.V. (Mexico)
100% Minera MGM, S.A. de C.V. (Mexico) DORMANT
100% Minera Magmor, S.A. de C.V. (Mexico) DORMANT
100% El Castillo Gold Project
100% La Fortuna Gold Project

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

2004 Developments

Morgain acquired the majority of the mineral concessions comprising the El Castillo project in Mexico in 2002. In 2004, a completely new set of directors and officers was appointed to reflect the progression of Morgain from the exploration stage to the development stage of the El Castillo project under the direction of Mr. Chester Millar. As part of this progression, Morgain's head office was moved from Toronto to Vancouver.

Morgain's main focus in 2004 was on placing its 100% owned El Castillo gold deposit into test mining, utilizing a large scale mining and bulk leaching test of approximately 30,000 tonnes as recommended by the independent technical report prepared by A.C.A. Howe International Limited.

In March 2004, Morgain closed a non-brokered private placement raising aggregate gross proceeds to Morgain of $750,000 by the issuance of an aggregate of 2,500,000 units at a purchase price of $0.30 per unit. Each unit consisted of one common share and one common share purchase warrant. Each warrant is exercisable to acquire one common share of Morgain at a purchase price of $0.35 for a period of two years.

The Company also purchased three new mineral concessions adjacent to the El Castillo project: two concessions, Oro and Justicia, totaling 95.9 hectares and one concession, El Cairo, of 95.1 hectares. The strategic value of the El Cairo concession to Morgain lies in the fact that Battle Mountain Gold Corp. ("Battle Mountain") during exploratory work on the El Castillo project, encountered gold mineralization beyond the mineral resources that are now the subject of production planning. Of the 27 widely spaced reverse circulation drill holes completed by Battle Mountain on the concession, seven reverse circulation drill holes encountered sufficient gold mineralization for follow up.

During 2004, Morgain also raised aggregate proceeds of approximately $3,000,000 from the exercise of warrants and stock options.

2005 Developments

On March 24, 2005, Morgain entered into a loan agreement with H. Morgan & Company ("H. Morgan") pursuant to which H. Morgan lent an aggregate of $5,000,000 to Morgain. The loan is not convertible and bears interest at the rate of 12% per annum. The loan and all accrued interest is due to be repaid in full on November 30, 2011. Morgain has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. The loan is secured by a general security agreement on Morgain's assets and a pledge by Morgain of the shares of Minera Real del Oro S.A. de C.V. The loan enabled Morgain to fund the first test phase mining and leaching operation at the El Castillo Project. On October 31, 2006, the loan agreement was amended to increase the loan facility from $5,000,000 to $7,000,000, and to provide Morgain with a payment holiday on interest payments from October 31, 2006 to December 31, 2007. On December 31, 2007, all accrued interest on the outstanding loan will become due and payable in the estimated amount of $604,444. On April 20, 2007, the loan agreement was further amended to increase the loan facility from $7,000,000 to $7,243,000 effective as April 30, 2007.

On November 1, 2005, Morgain announced that it had entered into a letter agreement with Alamos Gold Inc. ("Alamos"), pursuant to which Alamos agreed to sell to Morgain two mineral concessions comprising approximately 606 hectares known as the La Fortuna property in Durango, Mexico in consideration for 5,000,000 common shares of Morgain, subject to due diligence and the completion of a definitive agreement. This acquisition was considered strategic to Morgain as the La Fortuna property contained a significant historical gold resource.

On November 22, 2005, Morgain entered into an option agreement with C.H. Copper International Ltd. ("C.H. Copper") whereby C.H. Copper can earn a 100% interest in Morgain's wholly owned Cuatro Hermanos copper/molybdenum mining claims located in Sonora, Mexico. In April 2006, C.H. Copper assigned its interest in the option agreement to Virgin Metals Inc. In May 2007, Morgain entered into a binding letter agreement with

Virgin Metals Inc. to sell its 100% ownership of the Cuatro Hermanos claims to Virgin Metals. See "Developments Subsequent to December 31, 2006".

Towards the end of 2005, Morgain completed the leaching portion of a 27,000 tonne heap leach bulk test on the El Castillo mine.

During 2005, Morgain received proceeds of approximately $742,000 from the exercise of warrants and stock options.

2006 Developments

Following the successful completion of the heap bulk leach test towards the end of 2005, a detailed sampling program was completed on the heap leach residues and the production data was compiled for analysis.

- The heap leach test was completed in two phases. The initial campaign was performed on low grade material containing 0.25 g/t gold (calculated head). A second campaign was completed using high grade ore (1.77 g/t gold).

- Overall recoveries on uncrushed run-of-mine material were 52-53%. Screen analysis of the residues indicated that the gold recovery for the +3/4 inches material contained in the ore was very low. This confirmed the necessity for crushing this portion of the material in order to improve overall gold reveries from the low 50% range to approximately 70%.

- Chemical consumptions throughout the test program were low and no problems were experienced regarding copper or other deleterious impurities.

From the heap leach bulk test on the El Castillo mine completed towards the end of 2005, an aggregate of 326 ounces of gold were recovered out of 2,622 kg of carbon shipped to and processed by Metals Research Corporation of Idaho. An aggregate of US$174,000 was received by Morgain for 321 ounces of gold sold.

Further to the letter agreement between the Company and Alamos dated November 1, 2005, Morgain entered into a formal share purchase agreement with Alamos dated March 15, 2006, pursuant to which Morgain purchased all of the issued and outstanding shares (the "Shares") of two Mexican subsidiaries owned by Alamos, Durango Fern Mines, S.A. de C.V. which owns the La Fortuna property and Minas La Fortuna S.A. de C.V. In consideration for the purchase of the Shares, Morgain issued to Alamos an aggregate of 5,000,000 common shares of Morgain at a deemed price of $0.40 per share. The companies also entered into an Information Services Agreement pursuant to which Morgain agreed to pay to Alamos a 1% net smelter return royalty on production from the La Fortuna property.

During the second quarter of 2006, Morgain completed reverse circulation infill drilling on approximately one million tonnes of mineralized material at the El Castillo Project. The information was used to generate a detailed production schedule for the first year of commercial production. In addition two new mineralized areas were discovered at the El Castillo property, the Santiago prospect and the Coyote prospect.

On October 27, 2006, Morgain announced the results of an independent pre-feasibility study for the El Castillo Project. The results of the study demonstrate that an open pit, heap-leaching mining operation at the property is economically viable. The Morgain Board subsequently approved the construction of the mine, subject to receipt of final operating permits and construction financing.

On July 19, 2006, Mr. Christopher Babcock a director of Morgain and Mexican Operations Manager was appointed as President and Chief Executive Officer of Morgain.

During the third quarter of 2006, Morgain closed a brokered private placement and non-brokered private placement raising aggregate gross proceeds to Morgain of $1,400,067 by the issuance of an aggregate of 4,666,890 units at a purchase price of $0.30 per unit. Each unit consisted of one common share and one common share purchase warrant.

Each warrant is exercisable to acquire one common share of Morgain at a purchase price of $0.50 for a period of two years. Morgain paid an aggregate of $104,600 in cash as commission and finder's fees to arm's length parties in connection with the private placement. In addition, Morgain issued to the agent and members of the selling group, in connection with the brokered private placement, an aggregate of 348,750 common share purchase warrants (each an "Agent's Warrant"). Each Agent's Warrant is exercisable to acquire one common share of Morgain at a purchase price of $0.50 per share until December 4, 2008. In addition Morgain issued to the agent a corporate finance fee of 100,000 units, having the same terms as the units issued to the investors.

In 2006, Morgain received aggregate proceeds of $926,000 from the exercise of warrants and stock options.

Developments Subsequent to December 31, 2006

In the first quarter of 2007, Morgain closed a non-brokered private placement raising aggregate gross proceeds to Morgain of $600,000 by the issuance of 2,000,000 units at a purchase price of $0.30 per unit. Each unit consisted of one common share and one-common share purchase warrant. Each warrant is exercisable to acquire one common share of Morgain at a purchase price of $0.50 per share until January 15, 2009. Morgain paid a finder's fee to an arm's length party in connection with the financing by payment of finder's fee in cash of $58,000 and the issuance of an aggregate of 300,000 common share purchase warrants (each a "Finder's Warrant"). Each Finder's Warrant is exercisable to acquire one common share of Morgain at a purchase price of $0.50 per share until January 15, 2009. In addition Morgain issued to the finder a corporate finance fee of 100,000 units, having the same terms as the units issued to the investors.

On March 5, 2007, Morgain announced that it had entered into a letter agreement with Aurogin to combine the two companies to create a new gold producer. On July 18, 2007, Morgain and Aurogin entered into a formal amalgamation agreement to merge the two companies to form Castle Gold. See "The Amalgamation" in the Joint Information Circular for more details.

On March 30, 2007, Morgain announced that it had received formal authorization and the required permits for the construction and operation of the El Castillo open pit heap leach gold mine in Durango, Mexico. Morgain also engaged a contractor to provide mining and construction services. The Company anticipates that construction will be substantially completed in five months and the first gold pour will be scheduled by the end of the third quarter of 2007. The construction is being financed in part by working capital, the loan from H. Morgan & Company and from the sale of certain mining claims to Virgin Metals Inc., as described below. It may be necessary for the Company to raise additional financing in order to complete the construction of the mine.

In May 2007, Morgain announced that it had signed a binding agreement with Virgin Metals Inc. ("Virgin Metals") to sell its 100% ownership interest in the Cuatro Hermanos copper/molybdenum mining claims located in the state of Sonora, Mexico. Under the original option agreement (the "Option Agreement") between Morgain and C.H. Copper dated November 22, 2005, which was assigned to Virgin Metals in April 2006, Virgin Metals had the right to earn a 100% interest in the Cuatro Hermanos mining claims by commencing commercial production on the property, at which time the property would become subject to a 3% net smelter return royalty ("NSR") or an annual payment of US$150,000, whichever was the greater. Under the terms of the binding agreement, Morgain has agreed to transfer 100% of its ownership interest in the Cuatro Hermanos mining claims to Virgin Metals and eliminate all obligations under the Option Agreement, including the 3% NSR or annual payment, in consideration for the payment of US$2,500,000 to Morgain from Virgin Metals and the issuance of 500,000 common shares of Virgin Metals to Morgain. On July 3, 2007, Morgain announced the completion of the sale of the mining claims to Virgin Metals.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business of Morgain

The principal business of Morgain is the acquisition, exploration and, if warranted, development of natural resource properties of merit. Morgain's principal focus is the development of its 100% owned El Castillo gold project located in the state of Durango in Mexico and exploration and development of its 100% owned La Fortuna gold

project also located in the state of Durango in Mexico, which it acquired from Alamos Gold Inc. in 2006. Since 2003, Morgain has been divesting itself of other mineral property interests through joint venture and option agreements. Morgain plans to continue its focus on strategic precious metals properties and dispose of its other mineral interests.

In 2006, Morgain received the results of an independent pre-feasibility study on the 100% owned El Castillo project conducted by A.C.A. Howe International Limited which demonstrates that an open pit, heap leach mining operation at the El Castillo Project is economically viable. Morgain received its construction and operating permits for the El Castillo project on March 30, 2007 and initiated construction of the open pit, heap leach mine. Gold production is scheduled to begin by the end of the third quarter of 2007 and ramp up during the following 12 months.

In May 2007, Morgain commissioned Toren Olsen Consulting to prepare an independent Technical Report, prepared in compliance with National Instrument 43-101 for its La Fortuna project. The report concluded that the La Fortuna deposit is well defined with 121 diamond drill core holes on a relatively close spacing and goes on to note that there are several other showings around the property which may also develop into resources with additional exploration and definition drilling, thereby increasing the potential at La Fortuna.

El Castillo Property - Project Summary

The Company, through its 100%-owned subsidiary Minera Real del Oro, S.A. de C.V. owns the 100% interest in the El Castillo concessions in Durango, Mexico.

The information contained in this section has been largely summarized from or is incorporated by reference from the technical report (the "El Castillo Report") entitled "El Castillo Project, Durango, Mexico" dated October 20, 2006 which provides additional details concerning the El Castillo concessions. The El Castillo Report was prepared in compliance with NI 43-101. Steven T. Priesmeyer, M.Sc., C.P.G., Daihua Steve Zou, Ph.D., P.Eng. and Felix Lee, B.Sc., P.Geo. are the "qualified persons" under NI 43-101 for the El Castillo Report. The El Castillo Report is filed on SEDAR and Morgain Shareholders are urged to read the El Castillo Report in its entirety at www.sedar.com.

Property Description and Location

The El Castillo property is located in the State of Durango, Mexico approximately 100 km north of the city of Durango.

The El Castillo property consists of four contiguous mining concessions totaling approximately 216.05 hectares ("Ha"). Morgain owns all four of these concessions outright. There is a 2.0% Net Smelter Return Royalty on one of the concessions but that concession is located to the east of the known mineralized area and is not presently known to contain mineralization.

Morgain also controls 835 Ha of surface rights in the El Castillo area. This is substantially larger than the area covered by Morgain's mineral concessions and overlaps onto mineral concessions controlled by another company. At the present time, Morgain is planning to install mine infrastructure (at least one leach pad) on ground for which they control the surface rights but not the mineral rights. Morgain has received legal advise that they are within their rights to do this since they control the surface land but potential conflicts could arise at a later date if the owner of the mineral rights elects to conduct exploration in the area occupied by the leach pad.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the property is good with total driving time from Durango City varying between 1.5 and 2.0 hours depending on traffic. Driving distance to the Property is 117 km (measured from the center of Durango). The first 111 km are paved and the final six km consist of well-maintained gravel road.

History

The El Castillo Project was a grassroots discovery that resulted from a regional exploration program initiated by Battle Mountain Gold in 1995 to explore for low grade gold bulk tonnage targets. Stream sediment geochemical surveys conducted by Battle Mountain outlined a significant gold geochemical anomaly in the El Castillo area which led to a successful program of drilling that resulted in delineation of the El Castillo gold resource by Battle Mountain: Battle Mountain completed 207 reverse- circulation ("RC") drillholes and six diamond drillholes ("DDH").

Morgain acquired the El Castillo property in 2002. Work completed by Morgain includes six twin DDH, air-track drilling, rock ship sampling and bulk metallurgical testing. In 2003 Morgain completed six DDH totaling 820.0 m as twins of pre-existing RC holes. In early 2006 Morgain drilled 57 RC holes totaling 3,001 m to define a starter pit. Later in 2006, an additional 79 RC holes totaling 3,865 m were drilled to define additional tonnage for start-up of mining.

All samples from Morgain's 2006 drilling programs were analyzed at a sample preparation and laboratory facility established by Morgain on-site. Therefore, the results were not presented or used in the El Castillo Report.

Geological Setting

The El Castillo Property lies within the Altiplano Subprovince of the Sierra Madre Occidental. The Sierra Madre Occidental is a regionally extensive Eocene to Miocene volcanic field, which extends southeast from the United States -Mexico border into Central Mexico. The Altiplano Subprovince is on the east flank the Sierra Madre Occidental and is comprised of Jurassic to Late Tertiary sedimentary and volcanic rocks. The Sierra Madre Occidental is recognized as a gold-copper- metallogenic province with potential for porphyry copper-gold mineralization and epithermal gold mineralization related to areas of Tertiary volcanic and subvolcanic intrusive activity.

The El Castillo property is underlain by massive to porphyritic andesitic rocks of the Tertiary Lower Series Volcanics. These rocks have been intruded by dacite porphyry sills and dikes. The Lower Series Volcanics are unconformably overlain by felsic ignimbrites of the Upper Series Volcanics and Quaternary to recent rhyolite, conglomerate, and alluvium.

Gold mineralization on the El Castillo property is hosted by thinly-bedded volcaniclastic rocks of the Lower Volcanic Series and adjacent dacitic sills or dikes. The mineralized zones have locally been oxidized to depths greater than 200 m below surface but an average depth is more in the order of 150 m. Mineralization occurs in a series of northwest-trending lenses up to 150 m in length and 40m in width.

Deposit Types

The El Castillo prospect is an epithermal gold prospect. Epithermal deposits form in the shallow parts of magma-related hydrothermal systems. They are generally associated with volcanism and intrusions of calc-alkaline magmas, commonly in sub-aerial volcanic arcs. There are two end-member styles of epithermal mineral deposits: low-sulfidation and high-sulfidation. Mineralization at El Castillo is somewhat enigmatic, partly due to the lack of detailed geologic study, but in general shares more characteristics with low-sulfidation type of epithermal mineralization than high-sulfidation mineralization.

Sulfide mineralization is generally introduced along faults and fractures although mineralization can also be disseminated in permeable rock strata. Sulfide assemblages include electrum, native gold, native silver, argentite, pyrargyrite, proustite, chalcopyrite, sphalerite, galena, tetrahedrite and occasional telluride minerals. Common gangue minerals include quartz, chalcedony, adularia, calcite and amethyst.

Vertical metal zonation is manifested with higher amounts of gold, silver, or gold and silver along with mercury, tellurium and antimony in the upper portions of the system, and higher lead, zinc and copper contents at deeper levels.

Gold and silver grades in low-sulfidation epithermal systems can be very high, occasionally reaching gold grades on the order of tens-of-grams of gold per tonne and kilograms of silver per tonne. Low-sulfidation epithermal deposits typically average around 770,000 tonnes and average 7.5 grams per tonne ("g/t") gold, 110 g/t silver with minor copper, zinc and lead. It should be noted that these grades and tonnages are representative of vein-type low-sulfidation deposits.

At El Castillo, the presence of chalcedonic silica combined with the absence of mineral species characteristic of high-sulphidation mineralization such as enargite and alunite as well as characteristic alteration such as vuggy silica, support the low-sulphidation nature of the mineralization. Examples include Round Mountain in the United Status and Dolores and La Guitarra, in Mexico. **It should be noted that mineralization on these or any other properties in this class of deposit are not necessarily indicative of the mineralization on the El Castillo property.**

Mineralization

Gold mineralization on the El Castillo property is hosted by thinly-bedded volcaniclastic rocks of the Lower Volcanic Series and adjacent dacitic sills or dikes. The mineralized zones have locally been oxidized to depths greater than 200 m below surface but an average depth is more in the order of 150 m.

Mineralization occurs in a series of northwest-trending lenses up to 150 m in length and 40 m in width. This northwest trend probably reflects individual mineralized volcaniclastic units. While the trend of the individual mineralized bodies is to the northwest, the overall trend of ALL the mineralized bodies is to the northeast, suggesting a possible northeast-trending structural control such as a structure through which the mineralizing fluids gained access to the permissive host rocks.

Mineralization in thinly-bedded volcaniclastic rocks is disseminated and occurs with earthy red hematite or in narrow fractures with earthy red hematite. Quartz is rare although quartz veinlets are present locally.

Due to extensive oxidation, primary hydrothermal alteration is difficult to characterize. Silicification is rare, although some of the chalcedonic silica may have formed by replacement of volcaniclastic units. Argillic alteration is widespread but may be related to supergene processes. Strong potassic alteration in the form of biotite and potassium feldspar in fractures with some secondary copper minerals within intermediate intrusive rocks may suggest a porphyry copper environment at depth.

Toward the center of the mineralized area, just below the alluvial cover, is an area with abundant chalcedonic silica. This silica occurs as veins and irregular masses and is occasionally mineralized, although it is more likely that mineralization will occur in the immediate, argillized wallrocks. Chalcedonic silica ranges in color from white through ochre and red to black and occasionally is cut by narrow brecciated intervals ranging in width from a few millimeters to a few centimetres. In at least one location, dark gray to black chalcedonic silica is intimately associated with chrysocolla.

Exploration

Information concerning historical exploration on the El Castillo property is set out in the section entitled "Item 7 – Exploration" of the El Castillo Report which section is incorporated by reference in this Circular.

Drilling

Information concerning drilling on the El Castillo property is set out in the section entitled "Item 8 – Drilling" of the El Castillo Report which section is incorporated by reference into this Circular.

Since the completion of the El Castillo Report the Company has only undertaken drilling directed towards mine planning. Such drilling does not require the El Castillo Report to be updated.

Sampling Method and Approach

Information concerning sampling method and approach on the El Castillo property is set out in the section entitled "Item 8 – Sampling Method and Approach" of the El Castillo Report which section is incorporated by reference into this Circular.

Sampling, Preparation, Analyses and Security

Information concerning sample preparation, analyses and security on the El Castillo property is set out in the section entitled "Item 10 – Sampling, Preparation, Analyses and Security" of the El Castillo Report which section is incorporated by reference into this Circular.

Data Verification

Information concerning the data verification of the El Castillo property is set out in the section entitled "Item 11 – Data Verification" of the El Castillo Report which section is incorporated by reference into this Circular.

Adjacent Properties

There are no adjacent properties of interest.

Mineral Processing and Metallurgical Testing

Several metallurgical tests on mineralized oxidized material from the El Castillo property have been completed, both by Morgain and by independent groups between 2004 and 2006. The tests were designed to determine the leaching characteristics of the oxidized material and consisted of:

- Bottle roll leach tests in 2004 and later column leach tests in 2006 by an independent consultant;
- Two onsite bulk heap leach tests conducted by Morgain in 2005, followed by a residual analysis of the heaps conducted by an independent consultant in 2006.

The data from the various tests have been reviewed and vetted by D. Koningen, P.Eng, acting in the capacity of Morgain's internal Qualified Person in matters of process engineering and metallurgy. Mr. Koningen is also a Director of Morgain.

Presently Morgain is in the process of completing additional column and bottle roll metallurgical tests designed to optimize leach performance and gold recoveries. The results of these tests are pending.

From the metallurgical testing completed to date the following conclusions are made:

1. Ultimate gold recoveries from run of mine ("ROM") ore material placed directly on the leach pad (no crushing) are in the 50-55% range;
2. Crushing of material to <1/2 – 3/4 inches - should be capable of producing gold recoveries of 68-72% across a range of head grades ;
3. Reducing the ore size on the leach pad to <1/2 – 3/4 inches - will require crushing of approximately 23-40% of the ROM material;
4. Cyanide consumptions for a heap leach production situation appear to be less than 0.2 kg/t of ore;
5. Optimal lime consumptions during leaching will require additional column and bottle roll testwork. From the available data it would appear that conservative additions of 4-5 kg/t are more than sufficient;

6. Antiscalant was successfully added during the "test heaps" at a range of 0.03-0.05 kg/t. However, optimal addition rates will be less than these values;

7. Leachable copper from the ore appears to be minimal and unlikely to cause significant leach processing issues;

8. Silver recovery is low; and

9. The majority of the gold from ROM ore was leached in approximately 25 days. Data from a crushed ore (nominal ¼) column test indicates that increased leach times (up to an additional 30-45 days) may be necessary when crushing is implemented.

Information concerning the proposed mineral processing for the El Castillo project is set out in the section entitled "Item 13 – Mineral Processing and Metallurgical Testing" of the El Castillo Report which section is incorporated by reference into this Circular.

Ongoing Metallurgical Work

A matrix of column leach metallurgical tests are currently being carried out onsite by Morgain using leached residue material off the two heaps. Specifically, the various metallurgical tests are designed to examine the following in more detail:

1. Crush size versus gold recovery;

2. Recovery of unleached gold from "test heap" residues;

3. Impact of ore grade/mine location on gold leachability;

4. Reagent (lime and cyanide) consumption.

Additional information concerning the mineral processing and metallurgical testing of the El Castillo property is set out in the section entitled "Item 13 –Mineral Processing and Metallurgical Testing " of the El Castillo Report which section is incorporated by reference into this Circular.

Mineral Resource and Mineral Reserve Estimates

Several mineral resource and reserve estimates have produced for the El Castillo property.

- The first estimate was completed by Battle Mountain in 1999;
- A second resource estimate was prepared by Howe in 2002 followed by two reserve statements;
- Two subsequent resource estimates were prepared by Arizona-based Resource Modeling Incorporated.

The Battle Mountain and Resource Modeling Incorporated ("RMI") estimates are not NI 43-101 compliant and are therefore treated as "historic estimates". The 2002 Howe resource estimate is considered the current estimate for the El Castillo Property since the estimate is CIM-based and NI 43-101-compliant and has not been superseded by a more recent 43-101-compliant estimate.

Mineral Resource Estimate

The table below reflects the current Howe resource estimate as at 2002.

	MEASURED					INDICATED					INFERRED				
Au (g/t) cut-off	Tonnes (000)	Au (g/t)	Au Cut (g/t)	Ag (g/t)	Cu (%)	Tonnes (000)	Au (g/t)	Au Cut (g/t)	Ag (g/t)	Cu (%)	Tonnes (000)	Au (g/t)	Au Cut (g/t)	Ag (g/t)	Cu (%)
5.000	76	6.473	3.311	2.94	0.042	31	7.188	3.168	2.32	0.046					
4.000	140	5.530	3.083	3.12	0.035	76	5.527	2.955	2.65	0.035					
3.000	286	4.448	2.792	3.34	0.030	166	4.378	2.669	2.33	0.027					
2.500	468	3.777	2.606	4.27	0.030	270	3.725	2.614	2.07	0.021					
2.00	844	3.081	2.331	4.41	0.029	413	3.213	2.466	1.94	0.018					
1.750	1,158	2.754	2.171	4.16	0.027	532	2.911	2.329	1.77	0.016					
1.500	1,649	2.415	1.978	3.87	0.026	671	2.644	2.182	2.02	0.016					
1.250	2,474	2.064	1.765	3.63	0.025	827	2.401	2.025	1.97	0.016	63	1.287	1.287	14.07	0.093
1.000	3,999	1.701	1.510	3.20	0.023	1,131	2.053	1.779	1.86	0.015	63	1.287	1.287	14.07	0.093
0.900	4,982	1.552	1.398	2.97	0.022	1,464	1.802	1.590	1.97	0.016	179	1.049	1.049	6.23	0.039
0.800	6,307	1.404	1.282	2.75	0.021	1,933	1.570	1.409	2.05	0.017	300	0.965	0.965	4.96	0.035
0.700	8,209	1.252	1.158	2.49	0.020	2,620	1.355	1.237	2.02	0.018	300	0.965	0.965	4.96	0.035
0.600	11,075	1.095	1.025	2.24	0.018	3,737	1.142	1.059	1.91	0.017	353	0.919	0.919	4.26	0.031
0.500	15,156	0.948	0.896	2.00	0.018	5,727	0.935	0.881	1.75	0.016	378	0.893	0.893	4.73	0.029
0.400	21,250	0.804	0.767	1.76	0.017	9,207	0.750	0.716	1.56	0.016	496	0.787	0.787	4.17	0.029
0.375	23,160	0.769	0.736	1.71	0.016	10,499	0.705	0.675	1.58	0.016	502	0.782	0.782	4.12	0.029
0.350	25,324	0.735	0.704	1.67	0.016	12,049	0.661	0.635	1.56	0.016	964	0.583	0.583	2.33	0.022
0.320	28,278	0.693	0.665	1.61	0.016	14,042	0.615	0.593	1.50	0.016	1,091	0.554	0.554	2.16	0.021
0.250	36,765	0.598	0.577	1.48	0.015	21,278	0.501	0.487	1.52	0.015	1,700	0.453	0.453	2.18	0.019
0.001	77,278	0.355	0.345	1.27	0.011	155,649	0.144	0.142	0.98	0.009	32,766	0.083	0.083	0.78	0.009

Additional information concerning the mineral resource estimate of the El Castillo property, including the key assumptions and methodology used is set out in the section entitled "Item 14 –Mineral Resource and Mineral Reserve Estimates" of the El Castillo Report which section is incorporated by reference into this Circular.

Mineral Reserves

In 2002 Howe developed a mineral reserve estimate for a 4,000,000 tonne per year operation at the El Castillo project using the 2002 Howe resource estimate.

The reserve estimate considered two scenarios:

1. A base case scenario considered to be the lowest capital and operating costs scenario that assumed run-of-mine ("ROM") ore be delivered directly to heap leach piles without crushing or agglomeration; and

2. A second scenario with higher capital and operating costs that assumed up to 30% of the ROM ore may require crushing, or may be loose, fine-grained, clay-bearing material and may require agglomeration prior to being placed on the heap leach pads.

Howe's 2002 base-case ROM scenario at US$325/oz Au contained 17.7 million tonnes of ore grading 0.88 g/t gold and 26.8 million tonnes of waste rock resulting in an average stripping ratio of 1.52 tonnes of waste per tonne of ore. It was determined that within the oxide waste there are 9.0 million tonnes grading 0.27 g/t gold that could be

economically placed on the leach pads as ROM material. The 2002 mineral reserve estimates are presented in the table below.

Gold Price ($US)	Run-of-Mine Base Case Proven plus Probable		Higher Cost Scenario Proven plus Possible	
Ore	Tonnes (000)	Grade (g/t)	Tonnes (000)	Grade (g/t)
$325	17,657,148	0.88	13,750,611	0.99
$350	20,878,833	0.82	15,789,477	0.93
$375	24,239,098	0.78	17,913,302	0.89

In 2003 Howe revised the reserve estimate for a reduced annual production to 1,000,000 tonnes per year at a higher average grade. The 2003 reserve estimates are presented in the table below:

		Proven Reserves		Probable Reserves	
Gold Price	Cut-Off Grade (g/t)	Tonnes (000)	Grade (g/t)	Tonnes (000)	Grade (g/t)
$325	0.46	6,315	1.13	1,578	1.38
$350	0.40	6,632	1.10	1,641	1.35
$375	0.38	6,975	1.06	1,707	1.31

The 2003 reserve estimate was developed on an open pit design that incorporated an overall pit slope of 45°, a main ramp with an 8% grade, and a road allowance of 24 m, and bench height of 6 m was used for Whittle pit optimization purposes. Several optimum pit shells and production schedules were generated for several different gold prices (US$325, US$350, and US$375/oz gold) and cost scenarios. Tonnages of ore and waste were then calculated from the optimized pit shells.

The Company has adopted the 2002 run-of-mine base case proven probable mineral reserves at the price of US$325/oz gold.

Additional information concerning the mineral reserve estimate of the El Castillo property is set out in the section entitled "Item 14 –Mineral Resource and Mineral Reserve Estimate" of the El Castillo Report which section is incorporated by reference into this Circular.

Conclusions

The authors of the El Castillo Report make the following conclusions:

- The El Castillo Property contains a low-sulfidation epithermal gold system.
- Morgain has carried out many of the recommendations given in the 2002 and 2003 Howe reports; principally column and bottle roll metallurgical testing, bulk leach testing, and core drilling for comparison with, and verification of, the Battle Mountain RC drilling assays.
- Historic estimates show mineral resources to be reasonably well-defined, but additional in-fill drilling over the resource and other areas of the property is recommended to expand and upgrade the existing resources. The resource estimate could also benefit from better defined specific gravity information and tighter geologic constraints as previously recommended.

- The metallurgical testwork completed to date indicates that gold recoveries of between 68 and 72% are achievable, but would require crushing of 23-40% of ROM material to <1/2-3/4 %. The testwork has resulted in a good understanding of the leaching characteristics of El Castillo material and the column and bottle roll tests currently underway will provide additional information about optimum reagent levels and usage. Agglomeration pre-treatment of El Castillo material has not yet been examined.

- On the basis of the financial analysis carried out in this report, Howe concludes the El Castillo Project is economically viable and fairly robust under present economic conditions and could achieve a reasonable payout within 2 or 3 years from the start of full production under conservative operating scenarios.

- In order to properly examine the project's economics, additional work is warranted to update the current resource using the latest drillhole database, topographic surface, and specific gravity information, and generating new Whittle pit shells and reserve estimates for a 1.4 million tonnes per year operation and at present gold prices.

Recommendations

Howe recommends that the following work be carried out in order to further advance the El Castillo Project to feasibility and/or production stage:

1. Morgain corrected a number of drillhole collar locations in their drillhole database and developed a more accurate topographic surface as well. The current resource estimates from the 2002 Howe resource should be updated to incorporate the corrected collar locations and new topographic surface.

2. Geologic mapping of the test pits and all road cuts should be carried out in order to generate a detailed geologic map of the property and provide tighter geologic controls on mineralization. Representative samples of all identified oxide and sulfide facies should be collected for the purpose of obtaining detailed specific gravity information for both oxide and sulfide resource estimation purposes. It should be determined if the presence chalcedonic silica will necessitate the need for blasting at El Castillo and what affect this could have on operating costs.

3. Additional infill drilling of the resource on 25 m centers is recommended. In the interest of time and cost, Howe recommends a modest 3,000m diamond drilling program be completed to confirm the grade, thickness and continuity of mineralization. Depending on the results of this initial drilling program, further drilling could be required in the future. It is recommended that samples from this program be sent to an independent, certified third-party laboratory for analysis instead of the on-site laboratory.

4. Once the current resource estimate has been updated to incorporate corrected drillhole collar locations, the new topographic surface drilling, and any infill drilling data, new Whittle pit shells and reserve estimates should be generated for gold prices of US$450/oz, $500/oz, $550/oz. and a 1.4 million tonnes per year operational scenario in order to properly examine the project economics.

5. Consideration be given to the possibility of Morgain purchasing capital equipment for mining and the impact that this would have on reducing the mine operating costs.

6. Consideration should be given to investigating the effect of agglomeration pretreatment on gold recoveries due to the likely presence of clays and fines in an epithermal-type deposit. Additionally, bulk crushing tests should be completed.

7. Geotechnical studies to determine all parameters required for an open pit mine and heap leach design should be completed.

8. Any documentation required for environmental permitting and land or water use should be initiated.

It is expected that the overall work program would be completed in stages over an approximately one year time frame. A budget of approximately US$1,041,000 is estimated for the exploration program as set out below:

	Details	Summary
Geology		
Geological mapping and support	50,000	**$56,300**
Samples (200 samples @$30/sample)	6,000	
Specific gravity testing (30 samples @$10/sample)	300	
Diamond Drilling		
Mob/Demob	10,000	**$550,000**
Infill drilling (3,000m @$1.45/m) +support	480,000	
Samples (2,000 samples @$30/sample)	60,000	
Resource & reserve update		
Resource update (Gemcom)	40,000	**$100,000**
New Whittle pit shells & reserve update (Gemcom)	60,000	
QA/QC		
Standards, blanks and duplicates	25,000	**$25,000**
Metallurgical Testwork		
Agglomeration studies	30,000	**$80,000**
Bulk crushing tests	50,000	
Geotechnical Studies		
Pit and heap leach design work	50,000	**$50,000**
Environmental Studies		
Permitting studies and documentation	40,000	**$40,000**
Report Costs		
NI 43-101 compliant project report	40,000	**$40,000**
	Sub Total	**$941,300**
	Contingency – 10%	**$100,000**
	TOTAL	**$1,041,300**

The Company intends to initiate work on these recommendations once commercial production at the El Castillo project has started.

La Fortuna Property – Project Summary

The Company, through its 100%-owned subsidiary Durango Fern Mines, S.A. de C.V. owns a 100% interest in the La Fortuna concessions in Durango, Mexico.

The information contained in this section has been largely summarized from or is incorporated by reference from the technical report (the "La Fortuna Report") entitled "La Fortuna Project Durango, Mexico - Technical Report" dated May 15, 2007 which provides additional details concerning the La Fortuna concessions. The La Fortuna Report was prepared in compliance with NI 43-101. Toren K. Olson, P.Geol. is the "qualified person" under NI 43-101 for the La Fortuna Report. The La Fortuna Report is filed on SEDAR and Morgain Shareholders are urged to read the Technical Report in its entirety at www.sedar.com.

Property Description and Location

The La Fortuna project includes the La Fortuna exploitation concession (Lot Title No. 183578) comprised of 6 hectares, which covers the La Fortuna mine, together with the surrounding Ampliacion La Fortuna exploitation concession, totaling 606 hectares. These concessions are subject to a 1% net smelter return royalty on all production payable to Alamos Gold Inc. ("Alamos") the previous owner.

The mining concessions are held as follows:

Lot	Holder	Surface (Hectares)	Concession Title	Term From/To	Location
La Fortuna	Durango Fern Mines S.A. de C.V.	6.0	183578 (Exploitation)	50 years Nov. 17, 1998 to Nov. 16, 2038	Tamazula, Durango
Ampliacion La Fortuna	Durango Fern Mines S.A. de C.V.	600.0	217804 (Exploitation)	50 years Aug. 23, 2002 to Aug. 22, 2052	Tamazula, Durango

The property is located in the northwestern corner of the State of Durango, Mexico at Lat. 25°19'N, Long. 107°52'W, about 70 kilometers northeast of the city of Culiacan, Sinaloa, population 1 million. Culiacan lies 270 kilometers northwest of Mazatlan, a major port and tourist city and 200 kilometers southeast of Los Mochis, another major port city.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The La Fortuna Project is accessible by road from Culiacan, a driving distance of approximately 100 kilometers. The quality of the road is quite variable. The first 10 kilometers, to the town of El Tepuche is paved. The next 50 kilometers is graveled, graded and of reasonable width, with gentle gradients as the foothills of the Sierra Madre Occidental are approached. The final 40 kilometers is rough with frequent sections cut into the steeply inclined bedrock resulting in the road being steep and narrow with occasional sections barely the width of a pick-up truck.

Additional information concerning the accessibility, climate, local resources, infrastructure and physiography of the La Fortuna Project is set out in the section entitled "Item 5 – Accessibility, Climate, Local Resources, Infrastructure and Physiography" of the La Fortuna Report which section is incorporated by reference into this Circular.

History

Initial development of La Fortuna followed the 1884 discovery of the gold-bearing oxidized outcrop. Between 1886 and 1892 a 200 tpd gravity mill was built near the site to process the ore which was selectively mined underground. Reportedly. about 200.000 tonnes of material, grading 20 g/t was mined and processed during this period.

Between 1974 and 1988, geologists from the Consejo de Recursos Minerales ("CRM"), an agency of the Mexican Government, carried out a program of systematic regional geologic mapping, geochemical surveys and underground channel sampling.

In 1987 an 80 tpd flotation mill was installed in order to process the sulfide ore operating intermittently until 1990. Reportedly, 20,000 tonnes were mined from underground and processed.

In 1989, changes to the Mexican law and a relaxation of foreign ownership restrictions permitted Alaska Fern Mines Ltd., a privately owned British Columbia company to acquire 100% interest in the La Fortuna project concessions. These concessions were subsequently sold to a series of foreign companies and are currently held by Morgain.

Between 1991 and 1996 San Fernando Mining carried out an extensive exploration program with particular emphasis on the La Fortuna Mine. The program included detailed mapping and sampling of underground workings and the drilling in the immediate La Fortuna Mine area of 121 diamond drill holes with au aggregate of 18,900 meters drilled.

Alamos purchased the concessions from San Fernando Mining in 1996. During their tenure Alamos conducted various metallurgical test works and commissioned the 1997 Davies report. They planned on conducting a 20,000 ton bulk mining and heap leach test however due to technical difficulties and the falling gold price the test was abandoned prior to completion. The property was subsequently sold to Morgain in 2006.

Geological Setting

The regional geology in the area of the La Fortuna Mine and its vicinity consists mainly of Upper Cretaceous plutonic rocks of granodiorite to quartz monzonite composition overlain by Lower Tertiary rhyolites and andesites. These rocks are intruded by dykes of andesitic to basaltic composition. The dominant structural features in the region are north-south as illustrated in part by the Sierra Madre Occidental main fault escarpment.

The Lower Tertiary andesitic volcanic series hosts several epithermal precious and base metal deposits, such as the mines at Topia approximately 40 kilometers east of the La Fortuna area. The Upper Cretaceous intrusive rocks host epigenetic native silver veins. such as those of Batopilas (near Guadalupe). approximately 60 kilometers to the north. plus fracture controlled and disseminated precious metal and copper deposits.

Deposit Types

In the La Fortuna area the mineral showings are associated with intrusive breccias and may best be described as modified elongate tourmaline breccia pipes.

Mineralization

Mineralization appears to be related to separate bands of tourmalinized quartz monzonite breccia flanking a central less altered quartz monzonite body. The latter appears to be 60 meters wide dipping steeply to the west and striking slightly west of north. It forms a resistant backbone ridge prominent in the mine area. The gold-silver-copper mineralization in the La Fortuna Mine occurs as disseminations, stockwork veinlets and fracture fillings. It is noteworthy that the degree of mineralization and thus the grade of the ore is dependent on the intensity of the fracturing. The mineralized body is slab-like in form. from 20 to 40 meters thick and dipping to the west at about 30°. The aerial extent of the deposit is approximately 200 meters in a north-south direction and 150 meters east-west.

Exploration

The La Fortuna mine workings consist of 8 levels at approximately 20 to 30 meter intervals. Five are accessible by adits and 3 by an internal shaft. The mine workings. drifts and crosscuts, reach a maximum lateral extent on the #2 level with up to 300 meters north-south and 120 meters east-west being present.

Additional information including historical information concerning the exploration of the La Fortuna concessions is set out in the section entitled "Item 10 – Exploration" of the La Fortuna Report which section is incorporated by reference into this Circular.

Drilling

Previous owners have drilled 121 diamond drill core holes on the La Fortuna property for a total drilled length of approximately 18,900 meters. Core size was NQ and sample length is nominally 2 meters. Morgain has not undertaken any drilling to date on the property.

Information including drilling on the La Fortuna property is set out in the section entitled "Item 11 – Drilling" of the La Fortuna Report which section is incorporated by reference into this Circular.

Sampling Method and Approach

Most original CRM underground samples were moil cut wall channel samples taken at chest height and were 2 meters in length and weighed up to 5 kilograms. These samples appear to have been carefully taken.

Core splitting and sampling was observed during the various drilling programs by a consultant retained by the company and was deemed to be of acceptable quality.

Sampling, Preparation, Analyses and Security

The drill hole samples were analyzed by Bondar Clegg and SGS Laboratories in Canada. The samples were analyzed for gold using a 30 gram fire assay and were also generally analyzed for silver and copper.

Information including sample preparation, analyses and security on the La Fortuna property is set out in the section entitled "Item 11 – Drilling" of the La Fortuna Report which section is incorporated by reference into this Circular.

Data Verification

Information concerning the data verification of the La Fortuna property is set out in the section entitled "Item 14 – Data Verification" of the La Fortuna Report which section is incorporated by reference into this Circular.

Adjacent Properties

Information concerning the adjacent properties to the La Fortuna property is set out in the section entitled "Item 15 – Data Verification" of the La Fortuna Report which section is incorporated by reference into this Circular.

Mineral Processing and Metallurgical Testing

Phase I of the 1995 metallurgical testwork program was directed towards 'conventional" processing with fine grinding followed by an evaluation of gravity concentration, froth flotation and cyanidation. Gravity concentration produced gold recoveries ranging from 67 to 84%. Although flotation gold recoveries of up to 96-98% were achieved, cyanidation of the concentrate yielded poor results. Whole ore cyanidation recoveries were notably good, ranging from 84-97%. A metallurgical consultant's conclusion was that direct cyanidation of whole ore, without an intermediate concentration step gave the highest recovery of gold and silver compared to all other flowsheet options investigated. Gold and silver extractions of 97% and 41% respectively were established at a grind of 100 mesh (149 microns). However, at that time it was determined that there was insufficient ore to support a milling scenario thus further work was commissioned to investigate heap leaching as an alternative.

Metallurgical test work was carried out to test the applicability of heap leaching using core samples which represented average grade indicated by the core drilling program. The test work's conclusions showed that with a 1/2" crush size gold recovery was 64% with a 147 day leach and a cyanide consumption of 1.29 kilograms per ton. Other test work confirmed the gold recovery rate.

Additional information concerning the mineral processing and metallurgical testing of the La Fortuna property is set out in the section entitled "Item 16 –Mineral Processing and Metallurgical Testing " of the La Fortuna Report which section is incorporated by reference into this Circular.

Mineral Resource Estimate

In July of 1995 Fluor Daniel Wright of Vancouver, British Columbia was commissioned by Sari Fernando Milling Company to estimate the geological resource and to develop preliminary open pit designs. This work produced an historical resource estimate of 4,451,000 tons at an average grade of 2.25 g/t gold at a 0.5 g/t cutoff grade.

It should be noted that the historical resource estimate discussed above was calculated prior to the implementation of NI 43-101 and does not comply with the current Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards and definitions for estimating mineral resources and reserves as required by NI 43-101 "Standards of Disclosure for Mineral Projects." Sufficient work has not been done to verify the historical resource estimate and to classify it as a current mineral resource and therefore this estimate should not be relied upon.

The author of the La Fortuna Report has reviewed the available data, including drill logs, assay certificates, underground sample maps and additional supporting information, and believes that this historic resource calculation was conducted in a professional and competent manner and remains relevant today.

Additional information concerning the historical mineral resource estimate of the La Fortuna property is set out in the section entitled "Item 17 – Mineral Resource Estimate" of the La Fortuna Report which section is incorporated by reference into this Circular.

Conclusions

The author of the La Fortuna Report concludes that the La Fortuna deposit is well defined with 121 diamond drill core holes on a relatively close spacing. Metallurgical testwork carried out for previous owners has given encouragement that reasonable gold recoveries of up to 64% may be attained via heap leaching with moderate crushing to about minus 1/2 inches. Higher gold recoveries appear to be possible through the use of a more "conventional" grinding and cyanidation process. Whole ore testwork with this flowsheet produced gold and silver extractions of 97% and 41% respectively at a relatively coarse grind of 100 mesh (149 microns).

There are several other showings around the property which may also develop into resources with additional exploration and definition drilling thereby increasing the potential at La Fortuna.

Recommendations

Based on the conclusions set out above, the author of the La Fortuna report recommends that the following work be conducted to further advance the La Fortuna project with the goal of producing a NI 43-101 compliant resource estimate:

1. Clear and repair drill access roads.
2. Establish survey control and confirm historic drill hole and underground workings locations. Conduct three dimensional survey of underground workings.
3. Drill 750 meters of core twinning 8 holes to verify historic drilling data.
4. Conduct density testing to determine density of mineralized and waste material.
5. Re-establish access to underground workings and conduct sampling program as a check on historic results.
6. Develop resource model.

The estimated costs of these recommendations is set out in the table below.

Item		US$
1.	Clear and repair drill access roads	$8,000
2.	Survey control	$10,000
3.	Drill twin holes, 750 meters	$130,000
4.	Density testing	$2,000
5.	Re-open underground workings and sample program	$10,000
6.	Resource Model	$20,000
Subtotal		**$180,000**
Contingency (10%)		$18,000
Total		**$198,000**

The Company intends to implement and fund these recommendations once the El Castillo project is in commercial production.

Other Property Holdings

The Company continues to hold interests in the following non-core properties. The interests remain from the previous Morgain management group and are presently being considered as candidates for divestiture.

El Compa Gold

The Company owns seven concessions located in Sonora, Mexico and comprising 3,283 hectares. During 2006, the historical property costs of $1,071,132 were written down to $1, as the decline in value was determined to be other than temporary.

Llano Colorado

The Company owns six concessions located in Sonora, Mexico and comprising a total of 2,311 hectares.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

Selected Consolidated Annual Information

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the financial statements of Morgain attached as Appendix D to this Circular. Morgain's fiscal year ends on December 31 of each year. The financial statements of Morgain included in this Circular are for the fiscal years ended December 31, 2006, December 31, 2005 and December 31, 2004.

	Years Ended December 31		
	2006	**2005**	**2004**
Total Revenues	$ -	$ -	$ -
Total Expenses	(1,902,735)	(1,301,883)	(1,514,146)
Net Loss	(3,014,350)	(1,285,182)	(1,471,734)

	Years Ended December 31		
	2006	2005	2004
Net Loss Per Common Share basic and diluted	(0.05)	(0.02)	(0.03)
Dividends	-	-	-

Quarterly Information – Fiscal year ended December 31, 2006

The following is a summary of Morgain's financial operations on a quarterly basis during the fiscal year ended December 31, 2006.

	Three Month Period Ended March 31, 2006	Three Month Period Ended June 30, 2006	Three Month Period Ended September 30, 2006	Three Month Period Ended December 31, 2006
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Total Costs and Expenses	$ 371,652	$ 378,520	$ 544,716	$ 607,847
Net Income (Loss)	(368,078)	(375,424)	(326,761)	(1,944,087)
Net Income (Loss) Per Common Share basic and diluted	(0.01)	(0.01)	0.00	(0.05)
Dividends	-	-	-	-

Quarterly Information – Fiscal year ended December 31, 2005

The following is a summary of Morgain's financial operations on a quarterly basis during the fiscal year ended December 31, 2005.

	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005	Three Month Period Ended September 30, 2005	Three Month Period Ended December 31, 2005
Total Revenues	$ Nil	$ Nil	$ Nil	$ Nil
Total Costs and Expenses	$ 324,304	$ 191,308	$ 336,373	449,898
Net Loss	(316,742)	(188,026)	(335,001)	(445,233)
Net Loss Per Common Share basic and diluted	(0.01)	-	(0.01)	(0.01)
Dividends	-	-	-	-

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted, accounting, principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, assumptions used in determining the fair value of non-cash stock-based compensation and warranty and determination of valuation allowances for future income tax assets and future income tax liabilities. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalization costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell to property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties these procedures do not guarantee the Company's title.

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represent costs incurred to date and accumulated acquisition costs, less write downs, and does not necessarily reflect present or future values.

Results of Operations

The following discussion of the results of operations of Morgain for the fiscal years ended December 31, 2006, 2005 and 2004 and for the three month period ended March 31, 2007 should be read in conjunction with the consolidated financial statements of Morgain attached as Appendix D to this Circular and related notes included therein.

Three Month Period Ended March 31, 2007 Compared to the Three Month Period Ended March 31, 2006

During the quarter ended March 31, 2007, the Company's operations produced a net loss of $519,695 or $0.01 per share (2006 - $368,078 or $0.01 per share). The increase in net loss was primarily due to increases in the interest on long-term debt, legal, audit and accounting fees, shareholder communication fees and foreign exchange losses. These increases were offset by a decrease in stock-based compensation expense, reflecting a decrease in the number of options granted compared to the period ended March 31, 2006.

Interest income of $6,813 increased during the quarter ended March 31, 2007 (2006 - $3,574) as a result of the investment of cash on-hand following the completion of the private placements and the exercise of warrants and options.

Administration expenditures are calculated by removing stock based compensation and mineral property write-offs from the net loss from operations. Administration expenditures have generally increased each quarter mainly due to the increase in the Company's level of activity requiring additional personnel, business development expenditures, and the costs associated with the increased activities. Stock based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The Company's loss from operations for the year ended December 31, 2006 increased by $1,729,168 over the loss for the 2005 year, to $3,014,350. The increased loss resulted mainly from increases in the write down of interests in mineral properties, stock-based compensation, and interest on long-term debt.

The write-down of mineral property interests of $1,071,131 was a result of management's view that the decline in value in the El Compa Gold property was determined to be other than temporary.

Stock based compensation costs rose by $225,375 reflecting the fair value of options granted to employees and consultants during the year due to an increase in the number of options granted.

The Company saw an increase in accrued interest on the long-term debt of $389,790 to $691,022 mainly due to the fact that the principal balance was outstanding for all of the 2006 fiscal year.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

For the year ended December 31, 2005, the Company had a net loss of $1,285,182, an improvement of $186,552 or 13% compared to the $1,471,734 net loss in 2004. Compared to the $2,760,574 net loss in the year ended 2003, the 2005 net loss was lower by $1,475,392, an improvement of 53%. The difference between the net loss in 2005 and 2003 can be attributed largely to the write-off of $1,503,799 for mineral property costs in 2003. Costs incurred in 2005 on the projects written off were expensed to property investigation.

The stock based compensation charge of $269,920 in 2005 was lower than the 2004 amount of $723,275 by $453,355 (-63%) as less stock options were issued in 2005. Property investigation in 2005 was approximately $171,000 less than 2004. However, these decreases in expenses in 2005 were offset by the $301,231 accrued interest on the long term debt and by higher general and administrative expenses versus 2004.

General and administrative expenses in 2005 were $121,662 higher (+22%) than 2004 mainly due to increased legal costs associated with various corporate reorganization issues, mineral property acquisition and the long term loan agreement with H. Morgan & Company. Office and administration expenses were also higher in 2005 than 2004 with the completion in 2005 of the transfer of the Mexican subsidiary office from Hermosillo, Sonora to Durango, the hiring of new staff and the termination of the Hermosillo employees. Amortization expense was also higher in 2005 compared to 2004 with the acquisition of more capital assets in 2005.

Total assets of $10,554,983 as of December 31, 2005 (versus $5,547,779 and $2,612,834 in 2004 reflect the $4,300,000 expenditures in 2005 on the Castillo project in meeting property obligations and in expenses incurred on the 27,000 tonnes heap leach bulk test. The December 31, 2005 total assets also include the additional machinery and equipment acquired in Mexico for $148,000 during the year.

Liquidity and Capital Resources

The Company's cash and cash equivalents at March 31, 2007 totaled $732,072 compared to $1,144,613 at December 31, 2006. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

Other factors that may impact the Company's liquidity include its obligation to pay the accrued interest on the loan payable to H. Morgan & Company on December 31, 2007 estimated to be $604,444 and changes in the market prices for precious metals. The prices of commodities historically fluctuate and the Company has no control over market prices. Both the Company's ability to finance its operations through the sale of its securities and the profitability of its properties in production may be affected by fluctuations in the price of precious and base metals.

With Morgain poised to commence production on the El Castillo mine during the third quarter of 2007, the Company has used various alternatives to finance the project (including the Cuatro Hermanos sale proceeds, the H. Morgan & Company loan and private placements). With no history of profitable operations and with its present business at an early stage, Morgain is subject to many risks common to other exploration companies as it competes for funding in the capital markets.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of Morgain, the person's name, municipality of residence, position with Morgain, principal occupation and number of common shares of Morgain ("Morgain Shares") beneficially owned, directly or indirectly or over which control or direction is exercised by each of them as at July 17, 2007, and in the case of directors of Morgain, the period during which the individual has served as a director of Morgain:

Name, Resident Municipality of Residence, Position(s) with Company[1]	Principal Occupation or Employment During the Past Five Years	Date(s) Served as a Director	Number of Morgain Shares Held as at the Date of Circular[2]
Chester F. Millar British Columbia, Canada *Director and Chairman*	Director of Morgain from February 26, 2004 to present; Chairman of Morgain from January 19, 2005 to present; President, Chairman of Glamis Limited from 1985 to 1998; Chairman of Eldorado Gold Corporation from 1992 to 1994.	Since February 26, 2004	3,658,667
Christopher E. Babcock Washington, United States *President, Chief Executive Officer and Director*	Director of Morgain from June 18, 2004 to present; President and Chief Executive Officer of Morgain from July 19, 2006 to present; Mexico Operations Manager for Morgain from March, 2004 to July 2006; Manager for Mexico at Alamos Gold Inc. from 2001 to 2004.	Since June 18, 2004	706,000
Leonard Harris[3] Ontario, Canada *Director*	Mining Consultant; Director of Morgain from June 18, 2004 to present.	Since June 18, 2004	120,057
Bryan Morris British Columbia, Canada *Chief Financial Officer and Director*	Financial Consultant; Chief Financial Officer of Morgain from June 18, 2004 to present; Director of Morgain from September 7, 2004 to present.	Since September 7, 2007	Nil
Darren M. Koningen Ontario, Canada *Director and Vice President Operations*	Director of Morgain from June 29, 2006 to present; Vice President Engineering of Morgain from November 21, 2007 to present; Vice President Engineering of Aurogin Resources from October 4, 2005 to present; Independent Metallurgical Consultant from 2000 to 2005.	Since June 29, 2006	200,000

Name, Resident Municipality of Residence, Position(s) with Company[1]	Principal Occupation or Employment During the Past Five Years	Date(s) Served as a Director	Number of Morgain Shares Held as at the Date of Circular[2]
Richard J. Adams[3] Ontario, Canada *Director*	Mining Consultant; Vice-President, Corporate Development and Director, Aurogin from August 2005 to present; Director, Morgain from June 2006 to present; Vice-President, Corporate Development Morgain from November 2006 to June 2007; Vice-President Mining, Forbes & Manhattan from October 2004 to January 2006; Managing Consultant, Hatch Associates from May 2001 to September 2004.	Since June 5, 2006	95,791
Rodrigo Sanchez-Mejorada V.[3] Mexico City, Mexico *Director*	Director of Morgain from February 22, 2007 to present; Managing Partner, law firm Sanchez, Mejorda y Ribe.	Since February 22, 2007	Nil
Sharon L. Fleming British Columbia, Canada *Corporate Secretary*	Principal, Fleming & Associates from August 1994 to present; Corporate Secretary of Morgain from June 18, 2004 to present.	---	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of Morgain, has been furnished by the respective directors and executive officers individually.

(2) The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Morgain, has been furnished by the respective directors and executive officers individually.

(3) Denotes member of the Audit Committee.

Directors are elected at each annual general meeting of the shareholders of Morgain and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Morgain as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 4,780,515 Morgain Shares, representing 6.58% of the outstanding Morgain Shares as at July 17, 2007.

The following are brief biographical descriptions of the directors and certain employees of Morgain.

Chester F. Millar, Chairman and Director

Mr. Millar served previously in the positions of Chairman, President and Director of Alamos Gold Inc. He is a pioneer of heap leaching gold production and of the large-scale bulk mining methods used for mining low-grade gold deposits in the Western United States. Under his guidance, Afton Mines (1968-1973), Glamis Gold Limited and Eldorado Gold Corporation grew from small exploration and early production concerns into substantial mining companies. Mr. Millar served as Chairman of Glamis Gold Limited from 1985 to 1998 and as Chairman of Eldorado Gold Corporation from 1992 to 1994.

Christopher E. Babcock, President, Chief Executive Officer and Director

Mr. Babcock has over 20 years mining experience, 14 years in Mexico. His experience is in management, development, construction, operation and administration of primarily open pit heap leach gold mines. He has held positions with Alamos Gold, Eldorado Gold, La Teko Resources, and Grupo MMM. Prior to joining Morgain in 2004, he held positions with Alamos Gold including manager of Mexico. Mr. Babcock was appointed President and CEO of Morgan in July 2006.

Leonard Harris, Director

Mr. Harris is a professional engineer with over 50 years of experience in mining operations. Among his many accomplishments, Len worked for 21 years with Newmont Mining Corp. as Vice President of R&D and Metallurgical Operations, General Manager of Minera Yanacocha, President of Newmont Peru and Vice President and General Manager of Newmont Latin America.

Bryan Morris, Chief Financial Officer and Director

Mr. Morris began his distinguished career in the mining industry in 1966 with Cerro de Pasco Corporation and Centromin. In 1977 he joined Cominco Ltd. Over the next 26 years, Mr. Morris held a series of financial management and executive positions with Cominco, Cominco Resources and Teck Cominco, most recently as Vice President, Business Development. He also served as director of several subsidiary companies and listed companies until his retirement in 2003. Mr. Morris remains active as a financial consultant for companies in the mining sector.

Richard J. Adams, Director

Mr. Adams has a proven international track record in mine due diligence, construction, development, planning, operation and closure, corporate restructuring, risk management, business and marketing plan creation and financial evaluation and modeling. He is experienced in gold, nickel, copper, zinc, diamond, aluminum, iron ore, magnesium and oil-sand mining operations and has been employed by or consulted to most of the world's largest resource companies including AngloGold, Barrick, Placer Dome, Xstrata, Cambior, Inco, Falconbridge, TeckCominco, Hudson Bay Mining & Smelting, De Beer's, Rio Tinto and Syncrude. Most recently, as Vice President (Mining) he led all engineering activities for a Merchant Bank with significant equity investments in 15 TSX-listed junior resource companies with a combined market capitalization of $750 million. Prior to this, he was employed by the international engineering firm, Hatch, where he was responsible for due diligence reviews of over 30 mining projects.

Darren M. Koningen, Vice President Operations and Director

Mr. Koningen has over 15 years of global experience in the mining and metals industry and is well versed in mineral process development, feasibility studies, engineering design, project and field engineering, commissioning and plant operations. He has completed numerous gold processing engagements while employed as a Senior Process Engineer with Kvaerner Engineering and Construction and as an independent Metallurgical Consultant. Most recently, as Vice President of Engineering, Mr. Koningen was responsible for all engineering activities in the development and construction of a heap leach gold project in Central America.

Rodrigo Sanchez-Mejorada V., Director

Mr. Sanchez-Mejorada is a Managing Partner of the law firm of Sanchez-Mejorada, Velasco y Ribe in Mexico. He is an advisor to several multinational mining, industrial and service companies, and has served as an advisor and outside legal counsel to the Mexican Government (Nacional Financiera, Ministry of the Treasury and Public Credit, Ministry of Energy, Mines and State Industry).

He co-drafted the 1990 Regulations of the Mining Law and the current Mining Law of Mexico (1992), as well as serving as an advisor on amendments to the Mining Law (approved by the Mexican Congress in 2005). In 1998, Mr. Sanchez-Mejorada served as a member of the World Bank mission to Nicaragua regarding the modernization of the mining legislation of that country. In addition to his law degree, Mr. Sanchez-Mejorada holds a MBA from Harvard University and is an author and frequent lecturer on mining laws, regulations and business in Mexico.

Sharon L. Fleming, Corporate Secretary

Ms. Fleming has over 25 years experience in the administration and regulatory filing requirements of public and private companies. In 1994, she founded Fleming & Associates, a consulting company specializing in the field of

corporate securities and public company administration. Prior to 1994, Ms. Fleming was a senior legal assistant with Campney & Murphy, Barristers and Solicitors and Lawson Lundell, Barristers and Solicitors.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director, officer or promoter of Morgain, or to the knowledge of management of Morgain shareholders holding enough securities to materially affect the control of Morgain is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of Morgain or to the knowledge of management of Morgain shareholders holding enough securities to materially affect the control of Morgain has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or promoter of Morgain or to the knowledge of management of Morgain shareholders holding enough securities to materially affect the control of Morgain has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Directors of Morgain are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Morgain may participate, the directors of Morgain may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Morgain and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Morgain, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Morgain will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the federal laws of Canada, the directors of Morgain are required to act honestly, in good faith and in the best interests of Morgain. In determining whether or not Morgain will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Morgain, the degree of risk to which Morgain may be exposed and its financial position at that time. Other than as indicated, Morgain has no other procedures or mechanisms to deal with conflicts of interest.

Leonard Harris, a director of Morgain, is also on the following public companies' board of directors: Alamos Gold Inc., Canarc Resource Corp., Sulliden Exploration Inc., Solitario Resources Corporation, Endeavour Silver Corp.; Cardero Resources Corp., IMA Exploration Inc., Indico Minerals Inc. and Aztec Metals Corp.

Bryan Morris, a director of Morgain, is also on the following public companies' board of directors: Inca Pacific Resources Inc., Mediterranean Resources Ltd., Sinchao Metals Corp. and Andean American Mining Corp.

Richard Adams, a director of Morgain, is also a director and officer of Aurogin.

Darren Koningen, an officer of Morgain, is also an executive officer of Aurogin.

Sharon Fleming, an officer of Morgain, is also an officer of the following public companies: Alamos Gold Inc., Grayd Resource Corporation and Inca Pacific Resources Inc.

SHARE CAPITAL

Description of Share Capital

The authorized capital of Morgain consists of an unlimited number of common shares without nominal or par value. As at the date of this Circular, Morgain had 72,629,908 common shares issued and outstanding.

Morgain Common Shares

All of the common shares of Morgain are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares of Morgain have been issued subject to call or assessment. The common shares of Morgain contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Morgain's constating documents and the *Canada Business Corporations Act.*

Dividend Policy

Due to the stage of Morgain's business development, Morgain has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Morgain as at December 31, 2006. The table should be read in conjunction with the consolidated financial statements of Morgain for the fiscal year ended December 31, 2006, including the notes thereto and the auditor's report thereon, attached as Appendix D to this Circular and management's discussion and analysis of results of operations and financial condition set out earlier in this Appendix.

	December 31, 2006
	($)
Short-term liabilities	263,138
Long-term liabilities[(1)]	5,900,069
Common Shares	25,616,836
Stock Options	-
Common share purchase warrants	28,160
Contributed surplus	1,838,299
Deficit	(20,699,579)
Total Capitalization	12,946,923

(1) Long term liabilities include an aggregate of $5,873,863 as at December 31, 2006, due under a loan agreement entered into with H. Morgan & Co. dated March 24, 2005, as amended. On October 31, 2006, the loan facility was increased from $5,000,000 to $7,000,000. On April 20, 2007, the loan facility was further increased to $7,243,000 effective as of April 30, 2007.

PRIOR SALES

Prior Sales

The following table sets forth the date and consideration per share of all Morgain Shares issued by Morgain during the 12 months preceding May 31, 2007. Proceeds from the prior sales of Morgain Shares referred to in the table below were received in Canadian dollars.

Date of Issuance	Description	Number of Morgain Shares Issued	Price Per Morgain Share	Total Consideration
June 15, 2006	Acquisition of La Fortuna property[1].	5,000,000	$0.40	$2,000,000[1]
October 27, 2006	First tranche of non-brokered private placement.	1,291,890	$0.30	$387,567
November 8, 2006	Second tranche of non-brokered private placement.	1,050,000	$0.30	$315,000
December 4, 2006	Brokered private placement.	2,425,000	$0.30	$727,500
January 15, 2007	Non-brokered private placement.	2,100,000	$0.30	$630,000
April 19, 2007	Exercise of stock options.	100,000	$0.31	$31,000
Total:		**11,966,890**	**N/A**	**$4,091,067**

(1) On June 15, 2006 the Company completed its acquisition of the La Fortuna Property and in consideration for the acquisition of the property issued to Alamos Gold Inc. an aggregate of 5,000,000 Morgain Shares at a deemed price of $0.40 per Morgain Share. See Appendix C "General Description of the Business of Morgain".

Stock Exchange Trading

The Morgain Shares are listed on the TSX Venture Exchange (the "TSX-V") under the symbol "MGM". The following tables set forth high and low prices and trading volumes of the Morgain Shares on the TSX-V for the periods indicated:

	High	Low	Volume
TSX-V			
2005			
First Quarter	$0.56	$0.31	12,747,068
Second Quarter	$0.41	$0.24	4,375,088
Third Quarter	$0.46	$0.26	4,531,044
Fourth Quarter	$0.49	$0.35	3,752,372
2006			
First Quarter	$0.55	$0.375	5,230,109
Second Quarter	$0.40	$0.27	4,868,057
Third Quarter	$0.35	$0.225	2,216,390
Fourth Quarter	$0.48	$0.24	3,080,385
2007			

	High	Low	Volume
TSX-V			
First Quarter	$0.41	$0.265	3,335,038
Second Quarter	$0.35	$0.23	2,980,550
July 1 to 17	$0.30	$0.25	891,000

PRINCIPAL HOLDERS OF SECURITIES

As of the Record Date, Morgain had a total of 72,629,908 Morgain Shares issued and outstanding, and to the knowledge of the directors and officers of Morgain, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Morgain Shares.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the chief executive officer (the "Morgain CEO") of Morgain or any person that acted in a similar capacity during the most recently completed fiscal year;

(b) the chief financial officer (the "Morgain CFO") of Morgain or any person that acted in a similar capacity during the most recently completed fiscal year

(c) each of Morgain's three most highly compensated executive officers, other than the Morgain CEO and the Morgain CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Morgain at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed fiscal year of Morgain, Morgain had three Named Executive Officers, being Christopher E. Babcock, President and CEO, Bryan Morris, CFO and Chester F. Millar, former CEO.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers, during Morgain's most recently completed fiscal year.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Named Executive Officer Name and Principal Position	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation[4]	Securities Under Options/ SARs Granted[1]	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen-sation
Christopher E. Babcock President, CEO and Director[2]	2006 2005 2004	Nil N/A N/A	Nil N/A N/A	119,117 N/A N/A	800,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	Nil N/A N/A

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Named Executive Officer Name and Principal Position	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation[4]	Securities Under Options/ SARs Granted[1]	Shares or Units Subject to Resale Restrictions	LTIP Pay-Outs	All Other Compen-sation
Bryan Morris CFO and Director[3]	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300,000 200,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Chester F. Millar Chairman and Director	2006 2005 2004	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	100,000 Nil 1,000,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Figures represent options granted during a particular year, see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(2) Christopher E. Babcock was appointed President and CEO of the Corporation on July 19, 2006 and Director on June 18, 2004. Prior thereto, Chester Millar served as President and Chief Executive Officer until July 19, 2006.

(3) Bryan Morris was appointed CFO of the Corporation on June 18, 2004.

(4) Pursuant to an unwritten agreement between the Company and Mr. Babcock, the Company pays to Mr. Babcock a consulting fee of $10,000 per month. The above amount was paid in respect of the 12 month financial year ended December 31, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Morgain or an affiliate, or the price of Morgain shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. Morgain has not granted any LTIP's during the fiscal year ended December 31, 2006.

Options/SARs Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of Morgain shares. No SARs were granted to or exercised by the Named Executive Officers or directors of Morgain during the fiscal year ended December 31, 2006.

Morgain granted the following stock options to the Named Executive Officers of Morgain during the fiscal year ended December 31, 2006.

Name	Date of Grant	Securities Under Options/ SARs Granted (#)[1]	% of Total Options/ SARs Granted to Employees in Fiscal year[2]	Exercise or Base ($/Security) [3]	Market Value of Securities Underlying Options on the Date of Grant ($/Security [4])	Expiration Date
Christopher E. Babcock President, CEO and Director	Aug 3, 2006 Nov. 26, 2006	500,000 300,000	17.7% 10.6%	$0.33 $0.26	$0.26 $0.255	Aug 3, 2011 Nov 27, 2011

Name	Date of Grant	Securities Under Options/ SARs Granted (#)[1]	% of Total Options/ SARs Granted to Employees in Fiscal year[2]	Exercise or Base ($/Security)[3]	Market Value of Securities Underlying Options on the Date of Grant ($/Security[4])	Expiration Date
Bryan Morris CFO and Director	Nov. 26, 2006	300,000	17.3%	$0.26	$0.255	Nov. 27, 2011
Chester F. Millar Chairman and Director	Nov. 26, 2006	100,000	5.8%	$0.26	$0.255	Nov. 27, 2011

(1) Number of Morgain Shares which may be acquired on the exercise of stock options.

(2) Percentage of all options granted during the last fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of the Morgain Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company's share capital.

(4) Calculated as the closing price of the Morgain Shares on the TSX-V on the date immediately prior to the date of grant.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)[2]	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)[3]	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable / Unexercisable[4]
Christopher E. Babcock President, CEO and Director	Nil	Nil	394,853 Exercisable 655,147 Unexercisable	$189,529 Exercisable $314,471 Unexercisable
Bryan Morris CFO and Director	Nil	Nil	235,703 Exercisable 264,297 Unexercisable	$113,137 Exercisable $126,863 Unexercisable
Chester F. Millar Chairman and Director	Nil	Nil	1,011,901 Exercisable 83,099 Unexercisable	$485,212 Exercisable $42,288 Unexercisable

(1) Number of Morgain Shares acquired on the exercise of stock options.

(2) Calculated using the difference between the exercise price and the closing price of the Morgain Shares on the TSX-V on the date of exercise.

(3) Based on the difference between the option exercise price and the closing market price of the Morgain Shares, on the date of exercise.

(4) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing price of the Morgain Shares on the TSX-V on December 29, 2006 (i.e. fiscal year end) was $0.48.

Pension Plans

Morgain does not generally provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between Morgain and the Named Executive Officers.

Morgain has no compensatory plan, contract or arrangement whereby any Named Executive Officer may be compensated in an amount exceeding $100,000 in the event of that officer's resignation, retirement or other termination of employment, or in the event of a change of control of Morgain or a subsidiary or a change in the Named Executive Officer's responsibilities following such a change of control.

Compensation of Directors

Morgain has no standard arrangement pursuant to which directors are compensated by Morgain for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

Morgain granted the following stock options to directors who are not Named Executive Officers of Morgain in consideration for the services provided as directors of Morgain during the fiscal year ended December 31, 2006:

Name	Date of Grant	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Financial Year[2]	Exercise Or Base Price ($/Security)[3]	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)[4]	Expiration Date
Directors who are not Named Executive Officers (1 person)	Jun. 8, 2006	200,000	7.1%	$0.33	$0.33	Jun. 8, 2011
Directors who are not Named Executive Officers (1 person)	Jun. 29, 2006	200,000	7.1%	$0.32	$0.32	Jun. 29, 2011
Directors who are not Named Executive Officers (3 persons)	Nov. 27, 2006	700,000	24.7%	$0.26	$0.255	Nov. 27, 2011

(1) Number of Morgain Shares which may be acquired on the exercise of stock options.

(2) Percentage of all options granted during the last fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of the Morgain Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of the Company's share capital.

(4) Calculated using the closing price of the Morgain Shares on the TSX Venture Exchange ("TSX-V") on the date immediately prior to the date of grant.

The following table sets forth details of the exercises of stock options during the fiscal year ended December 31, 2006 by directors who are not the Named Executive Officers of Morgain, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)[2]	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)[4]	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable ($)[3]
Directors who are not Named Executive Officers (1 person)	Nil	Nil	44,460 exercisable / 155,540 unexercisable	$21,341 exercisable / $74,659 unexercisable

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)[2]	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)[4]	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable ($)[3]
Directors who are not Named Executive Officers (1 person)	Nil	Nil	43,120 exercisable / 156,880 unexercisable	$20,698 exercisable / $75,302 unexercisable
Directors who are not Named Executive Officers (3 persons)	Nil	Nil	83,307 exercisable / 616,693 unexercisable	$39,987 exercisable / $296,013 unexercisable

(1) Number of Morgain Shares acquired on the exercise of stock options.

(2) Calculated using the difference between the exercise price and the closing price of the Morgain Shares on the TSX-V on the date of exercise.

(3) Value using the closing price of the Morgain Shares on the TSX-V on December 29, 2006 of $0.48 per Morgain Share, less the exercise price per share.

(4) Upon completion of the Amalgamation all unvested Morgain stock options of the directors and officers of Morgain will immediately vest.

OPTIONS TO PURCHASE SECURITIES

Stock Options

Morgain has a stock option plan that was adopted on June 27, 2003 (the "Plan"), as amended to encourage ownership of Morgain Shares by directors, senior officers, employees and consultants of Morgain and to provide management with non-monetary incentives. Under the terms of the Plan, such number of stock options equal to 10% of the outstanding Morgain Shares from time to time are available to be granted under the Plan at the discretion of the Morgain Board.

Description of Stock Option Plan

The following is a summary of the terms of the Plan:

1. The term of any options granted under the Plan will be fixed by the board of directors at the time such options are granted, provided that options will not be permitted to exceed a term of ten years from the date of grant.

2. The exercise price of any options granted under the Plan will be determined by the board of directors, in its sole discretion, but shall not be less than the closing price of the Corporation's common shares on the day on which the directors grant such options.

3. Options may be subject to vesting provisions as the Board in its sole discretion shall determine.

4. All options will be non-assignable and non-transferable.

5. The number of shares which may be issuable under the plan, together with all of Morgain's other previously established or proposed share compensation arrangements, within a one-year period: (a) to Insiders in aggregate, shall not exceed 10% of the outstanding issue; (b) to any one Optionee who is an Insider, and any Associates of such Insider, shall not exceed 5% of the outstanding issue; (c) to any one consultant to Morgain, shall not exceed 2% of the outstanding issue; and (d) to employees of Morgain providing investor relations activities (as defined by the policies of the Exchange) in aggregate, shall not exceed 2% of the outstanding issue.

6. If the option holder ceases to be a director of Morgain or ceases to be employed by Morgain (other then by reason of death), as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director or ceases to be employed by Morgain, subject to the terms and conditions set out in the Plan. However, if the option holder is engaged in investor relations activities the options must expire within 30 days after the option holder ceases to be employed by Morgain to provide investor relations activities, in accordance with the policies of the TSXV.

7. For stock options granted to employees, consultants or management company employees, Morgain represents that the proposed optionee is a bona fide employee, consultant or management company employee, as the case may be.

8. Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of Morgain's common shares.

The following is a summary of the stock options outstanding as at the date of this Circular by the following categories:

Optionees	Morgain Shares Under Option	Exercise Price	Market Value on Date of Grant[1]	Expiry Date
Executive officers of Morgain (3 persons)	200,000 250,000 200,000 800,000 500,000 700,000	$0.30 $0.38 $0.40 $0.31 $0.33 $0.26	$0.30 $0.38 $0.40 $0.31 $0.33 $0.26	29-Jan-2009 25-Feb-2009 30-Jun-2009 1-Nov-2009 3-Aug-2011 27-Nov-2011
Directors of Morgain (other than executive officers) (3 persons)	200,000 200,000 200,000 700,000 200,000	$0.40 $0.33 $0.32 $0.26 $0.35	$0.40 $0.33 $0.32 $0.26 $0.35	23-Jun-2009 8-Jun-2011 29-Jun-2011 27-Nov-2011 22-Feb-12
Employees of Morgain and of the Subsidiaries (0 persons)	N/A	N/A	N/A	N/A
Consultants (7 persons)	50,000 100,000 400,000 200,000 130,000	$0.38 $0.40 $0.40 $0.27 $0.26	$0.38 $0.40 $0.40 $0.27 $0.26	25-Feb-2009 30-June-2009 27-Mar-2011 20-Oct-2011 27-Nov-2011
TOTAL	**5,030,000**			

(1) Calculated as the closing price of Morgain's shares on the TSX V on the date of grant.

Warrants

As at the date of this Circular, Morgain had common share purchase warrants outstanding that entitle the holders to purchase 7,615,640 common shares of Morgain, an aggregate of 7,515,640 of the warrants have an exercise price of $0.50 per share and an aggregate of 100,000 of the warrants have an exercise price of $0.27 per share. See " Joint Circular – Treatment of Warrants and Stock Options of Morgain and Aurogin" for further details.

Short-Term Debt

On June 12, 2007, Morgain obtained a bridge loan (the "Bridge Loan") of an aggregate of approximately Cdn$500,000. Mr. Chester Millar a director and the Chairman of Morgain lent to Morgain an aggregate of

Cdn$250,000 and a businessman at arm's length to Morgain lent an aggregate of US$230,000 to Morgain. The Bridge Loan is unsecured, is not convertible and is non-interest bearing and is evidenced by way of two promissory notes. On July 16, 2007, the loan was repaid in full.

In lieu of the payment of interest on the Loan, Morgain issued to each of the lenders an aggregate of 50,000 common share purchase warrants exercisable at a purchase price of $0.27 per share at any time over a period of two years from the date of issuance.

Long–Term Debt

On March 24, 2005, Morgain entered into a loan agreement with H. Morgan & Company ("H. Morgan") pursuant to which H. Morgan lent an aggregate of $5,000,000 to Morgain. The loan is not convertible and bears interest at the rate of 12% per annum. The loan and all accrued interest is due to be repaid in full on November 30, 2011. Morgain has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. The loan is secured by a general security agreement on Morgain's assets and a pledge by Morgain of the shares of Minera Real del Oro S.A. de C.V. The loan enabled Morgain to fund the first test phase mining and leaching operation at the El Castillo Project. On October 31, 2006, the loan agreement was amended to increase the loan facility from $5,000,000 to $7,000,000, and to provide Morgain with a payment holiday on interest payments from October 31, 2006 to December 31, 2007. On December 31, 2007, all accrued interest on the outstanding loan will become due and payable in the estimated amount of $604,444. On April 20, 2007, the loan agreement was further amended to increase the loan facility from $7,000,000 to $7,243,000 effective as of April 30, 2007. Mr. Millar, a director and officer of Morgain is an investment advisor to H. Morgan & Company and disclosed his interest in the transaction to the Morgain Board. Mr. Millar was not involved in the negotiations with respect to the amendment to the loan and abstained from voting during the meeting of the Morgain Board that was held to approve the loan and amendments to the loan.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at the end of the fiscal year ended December 31, 2006, the number of securities authorized for issuance under the Plan which was approved by the shareholders of Morgain on June 27, 2003, as amended on May 24, 2006:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	4,930,000	$0.37	2,112,990(1)
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	**4,930,000**	**$0.37**	**2,112,990(2)**

(1) Based on the total number of common shares of the Corporation reserved and authorized for issuance pursuant to options granted under the Plan being 10% of the issued and outstanding common shares from time to time.

(2) Based upon the 70,429,908 common shares of the Corporation issued and outstanding as at December 31, 2006.

STATEMENT OF CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), Morgain is required to give full and complete disclosure of its systems and practices of corporate governance. Morgain's Board and senior

management regards good corporate governance as fundamental to the effective and efficient operation of Morgain. The following describes Morgain's approach to corporate governance:

Board of Directors and Directorships in Other Public Companies

The Board of Directors of Morgain (the "Board") facilitates its exercise of independent supervision over management through the participation of its independent directors. In determining whether a director is independent, the Board chiefly considers whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. Executive officers are deemed to be not independent of Morgain.

The Board currently consists of seven directors: Chester Millar, Christopher Babcock, Bryan Morris, Leonard Harris, Richard Adams, Darren Koningen and Rodrigo Sanchez-Mejorada V. The following directors of Morgain are also directors of other reporting issuers in a jurisdiction or a foreign jurisdiction, as follows:

Director	Independent or Not	Directorships in other public companies
Chester Millar	Not Independent	Not applicable
Christopher Babcock	Not Independent	Not applicable
Leonard Harris	Independent	Alamos Gold Inc.; Canarc Resource Corp., Sulliden Exploration Inc., Solitario Resources Corporation, Endeavour Silver Corp.; Cardero Resources Corp., IMA Exploration Inc., Indico Minerals Inc. and Aztec Metals Corp.
Bryan Morris	Not Independent	Inca Pacific Resources Inc., Mediterranean Resources Ltd., Sinchao Metals Corp. and Andean American Mining Corp.
Richard Adams	Not Independent	Aurogin Resources Ltd.
Darren Koningen	Not Independent	Not applicable.
Rodrigo Sanchez-Mejorada V.	Independent	Not applicable.

The Board delegates to management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Morgain's business in the ordinary course, managing Morgain's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The following is the attendance record of each director for all Board meetings held during Morgain's financial year ended December 31, 2006:

Name of Director	Board Meetings Attended
Chester F. Millar	4 of 4
Christopher E. Babcock	4 of 4
Bryan Morris	4 of 4
Leonard Harris	4 of 4
Richard J. Adams[1]	4 of 4
Darren M. Koningen[2]	4 of 4

Name of Director	Board Meetings Attended
Rodrigo Sanchez-Mejorada V.[3]	Nil in 2006

(1) Mr. Adams was appointed a director of Morgain on June 5, 2006.

(2) Mr. Koningen was appointed a director of Morgain on June 29, 2006.

(3) Mr. Sanchez-Mejorada was appointed a director of Morgain on February 22, 2007.

Orientation and Continuing Education

Morgain has not yet developed an official orientation or training program for new directors. As required, new directors will have the opportunity to become familiar with Morgain by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board monitors the ethical conduct of Morgain and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by Morgain's governing corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Morgain.

Nomination of Directors

The Board has not appointed a Nominating Committee because the Board fulfills these functions. Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Board, in consultation with management. Proposals are put forth by the Board and management and considered and discussed. If a candidate looks promising, the Board and management will conduct due diligence on the candidate and if the results are satisfactory, the candidate is invited to join the Board.

Compensation

The Board is responsible for determining all forms of compensation, including long-term incentive in the form of stock options, to be granted to the Named Executive Officers of Morgain and the directors, and for reviewing the Chief Executive Officer's recommendations respecting compensation of the other officers of Morgain, to ensure such arrangements reflect the responsibilities and risks associated with each position. When determining the compensation of its officers, the Board considers: i) recruiting and retaining executives critical to the success of Morgain and the enhancement of shareholder value; ii) providing fair and competitive compensation; iii) balancing the interests of management and Morgain's shareholders; and iv) rewarding performance, both on an individual basis and with respect to operations in general.

Committees of the Board

The Board does not have an Executive Committee. There is currently one committee of the Board, namely, the Audit Committee.

Assessments

The Board has not, as yet, adopted formal procedures for assessing the effectiveness of the Board, its Audit Committee or individual directors.

Potential Conflicts of Interest

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

Shareholder Feedback and Concerns

Morgain presently conducts an active shareholder relations program. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by Morgain, as well as meeting with individual investors, members of the press and the public. Shareholders are informed of developments by Morgain by the issuance of timely press releases, all of which have been reviewed and approved by the Chief Executive Officer and where appropriate by the Board.

Management of Morgain routinely makes itself available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of the management of Morgain and the Board.

Under its written mandate, the Board is required to oversee Morgain's corporate disclosure policy. The Board monitors the policies and procedures that are in place to provide for effective communication by Morgain with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management of the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of Morgain with shareholders, the mining industry, governments and the public generally.

AUDIT COMMITTEE

Morgain is required to have an Audit Committee comprised of at least three directors, the majority of whom must not be officers or employees of Morgain.

Audit Committee Charter

Morgain must also, pursuant to the provisions of Multilateral Instrument 52-110 Audit Committees ("MI 52-110"), have a written charter which sets out the duties and responsibilities of its audit committee. In providing the following disclosure, Morgain is relying on the exemption provided under MI 52-110, which allows for the short form disclosure of the audit committee procedures of venture issuers.

The text of Morgain's Audit Committee Charter is attached as Schedule "A" hereto.

Composition of the Audit Committee

The following are the members of the Audit Committee:

Leonard Harris (Chairman)	Independent	Financially Literate [(1)]
Richard J. Adams	Not Independent	Financially Literate [(1)]
Rodrigo Sanchez-Mejorada V.	Independent	Financially Literate [(1)]

(1) As defined by MI 52-110

Relevant Education and Experience

In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Leonard Harris – Mr. Harris holds a Diploma in Metallurgy from Mount Morgan Technical College. He has acted as a director, officer and audit committee member of junior public companies for a number of years. Mr. Harris has also served as Chairman on several Audit Committees.

Richard J. Adams - Mr. Adams holds an MBA (Major in Finance) from Queen's University. He has extensive experience conducting due diligence reviews of resource companies for financial institutions.

Rodrigo Sanchez-Mejorada V. – In addition to his law degree, Mr. Sanchez-Mejorada holds an MBA from Harvard University. He is a Managing Partner of the law firm of Sanchez-Mejorada, Velasco y Ribe in Mexico, and has served as an advisor to several multinational mining, industrial and service companies, and has served as an advisor and outside legal counsel to the Mexican Government (Nacional Financiera, Ministry of the Treasury and Public Credit, Ministry of Energy, Mines and State Industry).

Audit Committee Oversight

At no time since the commencement of Morgain's most recent completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Morgain's most recently completed financial year has Morgain relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services. The engagement of non-audit services is considered by the Audit Committee and, where applicable, the Board, on a case-by-case basis.

External Auditor Service Fees (By Category)

The aggregate fees billed by Morgain's external auditors in each of the last two financial years ended December 31, 2006 and 2005 for audit fees are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2006	$62,000	Nil	Nil	Nil
2005	$15,000	Nil	$1,000	Nil

(1) Fees billed by Morgain's external auditors for services provided in auditing Morgain's annual financial statements for the subject year.

(2) Fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of Morgain's financial statements.

(3) Fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.

(4) Fees billed by the auditors for products and services not included in the foregoing categories.

Exemption

Morgain is relying on the exemption in Section 6.1 of MI 52-110 which exempts venture issuers, as defined in National Instrument 51-102 from the requirements to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form if filed, as prescribed by MI 52-110.

RISK FACTORS

The operations of Morgain are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The risks below are not the only ones facing Morgain. Additional risks not currently known to Morgain, or that Morgain currently deems immaterial may also impair Morgain's operations. The order in which the following risk factors appear does not necessarily reflect management's opinion of their order or priority.

Future Exploration and Development Activities

Exploration and development of mineral properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.

The economic feasibility of development projects is based upon many factors, including the accuracy of reserve estimates, metal recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and precious metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of measured, indicated and inferred resources are, to a large extent, based upon detailed geological and engineering analysis.

Difficulty in Obtaining Future Financing

In the event that the Amalgamation does not proceed, the Company may be required to raise additional financing in order to complete the construction of the mine at the El Castillo property.

Further, the Company may be required to raise additional financing to fund its ongoing operations in the event that commercial production on the El Castillo project is delayed.

The further development and exploration of mineral properties in which the Company holds interests or which the Company acquires may depend upon its ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals markets may make it difficult or impossible for the Company to obtain debt financing or equity financing on favourable terms or at all. Failure to obtain additional financing on a timely basis may cause the Company to postpone development plans, forfeit rights in its properties or reduce or terminate its operations. Reduced liquidity or difficulty in obtaining future financing could have an adverse impact on Morgain's future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to Morgain's success. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As Morgain's business activity grows, Morgain will require additional key financial, administrative and mining personnel as well as additional operations staff. Although the Company believes they will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such success. If the Company is not successful in attracting and training qualified personnel, the efficiency of Morgain's operations could be affected,

which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Factors Beyond the Company's Control

There are also a number of factors beyond the Company's control. These factors include government regulation, high levels of volatility in market prices, availability of markets, availability of adequate transportation and refining facilities and the imposition of new or amendments to existing taxes and royalties. The effects of these factors cannot be accurately predicted.

Uninsured Risks

Morgain's exploration activities are subject to the risks normally inherent in mineral exploration, including but not limited to environmental hazards, industrial accidents, flooding, periodic or seasonal interruptions due to climate and hazardous weather conditions and unusual or unexpected geological formations. Such risks could result in damages, delays and possible legal liability. Morgain does not presently maintain insurance on its properties, equipment or any aspects of its business. The Company may become subject to liability for pollution and other hazards against which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. The payments for such liabilities would reduce the funds available for exploration and development activities and may have a material impact on Morgain's financial position.

Foreign Currency

The Company carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico, and the United States dollar. Such fluctuations may materially affect the Company's financial position and results.

Title to Properties

Although the Company has obtained title opinions with respect to certain of its properties and has taken reasonable measures to ensure proper title to its respective properties, there is no guarantee that title to any of its properties will not be challenged or impugned. Third parties may have valid claims underlying portions of the Company's interest.

Property Interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash and/or common share payments over certain time periods. If the Company fails to make such payments in a timely manner, the Company may lose all of its interest in those projects.

Permits and Licenses

The operations of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Metal Prices

Even if the Company's exploration program is successful on its mineral projects, there are factors beyond the control of the Company that may affect the marketability of any minerals discovered. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

Price Volatility of Other Commodities

The Company's profitability is also affected by the market prices of commodities, which are consumed or otherwise used in connection with the operations, such as diesel fuel, natural gas, electricity and cement. Prices of such commodities are also subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control.

Competition

The mining industry is highly competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees.

Environmental Regulations

The Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibition of spills, release or emission of various substances related to mining industry operations, which could result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require submissions to and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to fully comply with all environmental regulations.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

History of Losses

The Company has a history of losses including net losses of $3,014,350 for the year ended December 31, 2006, and $1,285,182 for the year ended December 31, 2005. At December 31, 2006 and December 31, 2005, the Company had accumulated deficits of $20,699,579 and $17,685,229, respectively. The Company anticipates that it will continue to incur losses for the foreseeable future until it can successfully place its properties into commercial production on a profitable basis.

Shares Reserved for Future Issuance

As of May 31, 2007, the Company had the following options and warrants outstanding:

- 5,030,000 stock options with an average exercise price of $0.32 per share;
- 7,615,640 warrants with an average exercise price of $0.50 per share;

Options and warrants are likely to be exercised when the market price of the Company's common shares exceeds the exercise price of such options or warrants. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could adversely affect the prevailing market price and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also

enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional share purchase warrants and stock options. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The price of the shares of junior resource companies tends to be volatile. Fluctuations in the world price of precious metals and many other elements beyond the control of the Company could materially affect the price of the Company's common shares.

Foreign Countries and Regulatory Requirements

The Company's exploration and development projects are located in Mexico. Such projects could be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of Mexico or Canada affecting foreign trade, investment or taxation.

Changes in mining or investment policies or shifts in political attitude in Mexico may adversely affect the Company's business. Operations may be affected by governmental regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no director or senior officer of Morgain, or any proposed nominee for election as a director of Morgain, or any associate or affiliate of any such director, senior officer or proposed nominee, is or has been indebted to Morgain or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by Morgain or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed fiscal year of Morgain.

MANAGEMENT CONTRACTS

Management functions of Morgain are substantially performed by the directors or senior officers of Morgain and not, to any substantial degree, by any other person with whom Morgain has contracted.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, no director, officer or promoter of Morgain, or to the knowledge of management of Morgain shareholders holding enough securities to materially affect the control of Morgain has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Morgain or any of its subsidiaries.

On June 12, 2007, Morgain obtained a loan of $250,000 from Mr. Chester Millar a director and the Chairman of Morgain. The loan is unsecured, is not convertible and is non-interest bearing. The loan is evidenced by way of a promissory note. The loan is repayable on the earlier of five days following the completion of the Cuatro Hermanos Agreement and 60 days following receipt of a demand from the lender, subject to any earlier repayment by Morgain. On July 16, 2007, the Bridge Loan was repaid in full

In lieu of the payment of interest on the Loan, Morgain issued to Mr. Millar an aggregate of 50,000 common share purchase warrants exercisable at a purchase price of $0.27 per share at any time over a period of two years from the date of issuance. See "Options to Purchase Securities – Short-Term Debt".

During the fiscal year ended December 31, 2005, Morgain entered into a loan agreement (the "Loan Agreement") with H. Morgan & Company (the "Lender"), pursuant to which the Lender advanced an aggregate of $5,000,000 to Morgain. The loan is not convertible and together with all outstanding accrued and outstanding interest is due to be

repaid in full on November 30, 2011, subject to the right of Morgain to pre-pay all or any portion of the principal and accrued and outstanding interest under the loan at any time without notice or penalty. The loan bears interest at the rate of 12% per annum payable monthly in arrears. On October 31, 2006 and April 20, 2007, Morgain and the Lender amended the Loan Agreement, pursuant to which, among other things, the loan facility was increased to $7,243,000 effective as of April 30, 2007, and the Lender agreed to a payment holiday on interest payments until December 1, 2007. On December 31, 2007, all accrued interest on the outstanding loan will become due and payable. The loan is secured by a floating charge on Morgain's assets and a pledge by Morgain of the shares of one of its Mexican subsidiaries. Mr. Millar, a director and officer of Morgain is an investment advisor to H. Morgan & Company and disclosed his interest in the transaction to the Morgain Board. Mr. Millar was not involved in the negotiations with respect to the amendment to the loan and abstained from voting during the meeting of the Morgain Board that was held to approve the loan and amendments to the loan. See "Options to Purchase Securities – Long-Term Debt".

Mr. Darren Koningen is a director of Morgain, an officer of both Morgain and Aurogin and a shareholder of Morgain and Aurogin. Mr. Koningen disclosed his interest in the Amalgamation to the Morgain Board and abstained from voting on the resolution of the Morgain Board to approve the Amalgamation.

Mr. Richard Adams is a director of both Morgain and Aurogin, an officer of Aurogin and a shareholder of Morgain and Aurogin. Mr. Adams disclosed his interest in the Amalgamation to the Morgain Board and the Aurogin and abstained from voting on the resolutions of the Morgain Board and the Aurogin Board to approve the Amalgamation.

DIVIDEND RECORD AND POLICY

To date Morgain has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors of Morgain does not intend to pay any dividends.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Morgain or a subsidiary of Morgain.

1. Amalgamation Agreement between Morgain and Aurogin dated for reference July 18, 2007.

2. Loan Agreement between Morgain and H.Morgan & Company dated March 24, 2005 as amended on October 31, 2006 and April 20, 2007.

Copies of these documents may be inspected during regular business hours at the head office of Morgain.

AUDITORS, TRANSFER AGENT AND REGISTRARS

Morgan & Company, Chartered Accountants, of Suite 1488, 700 West Georgia Street, Vancouver, British Columbia V7Y 1A1 are the auditors of Morgain. As at the date hereof, the partners and employees of Morgan & Company as a group own directly or indirectly no Morgain Shares.

Pacific Corporate Trust Company, of 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9 is the registrar and transfer agent of the Morgain Shares.

LEGAL PROCEEDINGS

There are no legal proceedings to which Morgain is a party to or to which any of its property is subject, and no such proceedings are known to be contemplated, other than as set forth below.

ADDITIONAL INFORMATION

Additional information relating to Morgain is available on the internet on SEDAR at www.sedar.com. Morgain Shareholders may contact Morgain to request copies of Morgain's financial statements and management discussion and analysis by sending a written request to Morgain at Suite 1550, 625 Howe Street, Vancouver, British Columbia, V6C 2T6, attention: Ms. Sharon Fleming, Corporate Secretary. Financial information is provided in Morgain's comparative financial statements and management discussion and analysis for the financial year ended December 31, 2006.

APPENDIX D

FINANCIAL STATEMENTS OF MORGAIN


MORGAIN

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007 (unaudited)
DECEMBER 31, 2006, 2005 AND 2004 (audited)
(Expressed in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders
of Morgain Minerals Inc.

We have audited the consolidated balance sheet of Morgain Minerals Inc. as at December 31, 2006, and the consolidated statements of operations and deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and 2004, and for the years then ended, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 22, 2006.

Vancouver, Canada — "Morgan & Company"

April 20, 2007 — Chartered Accountants

MORGAIN MINERALS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	March 31, 2007 (unaudited)	December 31, 2006 (audited)	December 31, 2005 (audited)	December 31, 2004 (audited)
ASSETS				
Current				
Cash and cash equivalents	$ 732,072	$ 1,144,613	$ 1,262,514	$ 1,307,146
Marketable securities (Note 6)	330,000	150,000	150,000	-
Amounts receivable	444,276	391,544	383,585	305,967
Prepaid expenses	1,725	2,608	181,245	48,574
	1,508,073	1,688,765	1,977,344	1,661,687
Equipment (Ncte 7)	239,684	247,197	252,933	65,137
Mineral Property Interests (Note 8)	11,800,564	11,010,961	8,324,705	3,820,954
Investment (Note 8(e))	-	-	1	1
	$ 13,548,321	$ 12,946,923	$ 10,554,983	$ 5,547,779
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$ 291,324	$ 132,039	$ 48,511	$ 117,393
Accrued interest payable	297,447	118,390	301,231	-
Current portion of capital lease obligations (Note 9)	14,384	12,709	2,721	-
	603,155	263,138	352,463	117,393
Capital Lease Obligations (Note 9)	17,828	26,206	4,825	-
Loan Payable (Note 10)	5,873,863	5,873,863	5,000,000	-
	6,494,846	6,163,207	5,357,288	117,393
SHAREHOLDERS' EQUITY				
Share Capital (Note 11)	26,154,435	25,616,836	21,485,029	20,730,158
Share Subscriptions Received (Note 11(f))	-	-	40,500	-
Warrants	77,511	28,160	-	-
Contributed Surplus (Note 11(g))	1,860,803	1,838,299	1,357,395	1,100,275
Accumulated and Other Comprehensive Income (Note 12)	180,000	-	-	-
Deficit	(21,219,274)	(20,699,579)	(17,685,229)	(16,400,047)
	7,053,475	6,783,716	5,197,695	5,430,386
	$ 13,548,321	$ 12,946,923	$ 10,554,983	$ 5,547,779

Subsequent events (Note 17)

Approved on Behalf of the Board of Directors:

"Christopher E. Babcock" — Director

"Bryan Morris" — Director

The accompanying notes are an integral part of these consolidated financial statements.

MORGAIN MINERALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in Canadian Dollars)

	Three Months Ended March 31,		Years Ended December 31,		
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses					
Amortization	$ 12,186	$ 10,663	$ 44,830	$ 48,164	$ 9,825
Consulting fees	29,205	701	83,853	39,225	195,585
Interest on loan payable	179,058	159,037	691,022	301,231	-
Management fees and bonuses	-	-	60,000	179,899	116,616
Legal, audit and accounting	52,341	20,021	183,094	223,259	86,528
Office and administration	48,577	32,175	160,673	121,435	82,725
Property investigation	-	9,066	54,830	46,647	217,737
Regulatory and filing	-	-	34,306	20,974	-
Shareholder communication	50,946	17,325	74,552	39,867	39,680
Stock-based compensation	39,793	116,480	495,295	269,920	723,275
Travel and accommodation	9,336	-	20,280	11,262	14,780
Trust and filing	8,634	6,184	-	-	27,395
	430,076	371,652	1,902,735	1,301,883	1,514,146
Loss Before Other Items	(430,076)	(371,652)	(1,902,735)	(1,301,883)	(1,514,146)
Other Income (Expense)					
Cost recovery of asset written off (Note 8(e))	-	-	216,208	-	-
Interest income	6,813	3,574	13,315	10,659	8,460
Foreign exchange loss	(96,432)	-	(275,040)	-	-
Gain on disposal of equipment	-	-	5,033	-	-
Other income	-	-	-	6,042	18,952
Write-down of interests in mineral property	-	-	(1,071,131)	-	-
Forgiveness of debt	-	-	-	-	15,000
	(89,619)	3,574	(1,111,615)	16,701	42,412
Net Loss For The Period	(519,695)	(368,078)	(3,014,350)	(1,285,182)	(1,471,734)
Deficit, Beginning of Period	(20,699,579)	(17,685,229)	(17,685,229)	(16,400,047)	(14,928,313)
Deficit, End of Year	($21,219,274)	($18,053,307)	($20,699,579)	($17,685,229)	($16,400,047)
Basic And Diluted Loss Per Common Share	($0.01)	($0.01)	($0.05)	($0.02)	($0.03)
Weighted Average Number of Common Shares Outstanding	72,252,130	60,182,462	63,408,394	56,827,564	47,567,045

The accompanying notes are an integral part of these consolidated financial statements.

MORGAIN MINERALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended March 31,		Years Ended December 31,		
	2007	2006	2006	2005	2004
	(unaudited)	(unaudited)	(audited)	(audited)	(audited)
Cash Provided By (Used For):					
Operating Activities					
Net loss for the period	($519,695)	($368,078)	($3,014,350)	($1,285,182)	($1,471,734)
Adjustments for items not affecting cash:					
Amortization	12,186	10,663	44,830	48,164	9,825
Gain on disposal of equipment	-	-	(5,033)	-	-
Write-down of interests in mineral property	-	-	1,071,132	-	-
Stock-based compensation	39,793	116,480	495,295	269,920	723,275
Accrued interest on capital lease obligations	-	-	2,820	905	-
Accrued interest on loan payable	179,058	-	691,022	301,231	-
Forgiveness of debt	-	-	-	-	(15,000)
	(288,658)	(240,935)	(714,284)	(664,962)	(753,634)
Net changes in non-cash operating working capital items:					
Amounts receivable	(52,732)	(159,558)	(7,959)	(77,618)	(77,199)
Prepaid expenses	883	-	178,637	(132,671)	(30,994)
Accounts payable and accrued liabilities	159,285	(19,165)	83,528	(82,469)	(218,645)
Due from/to related party	-	-	-	-	40,000
	(181,222)	(419,658)	(460,078)	(957,720)	(1,040,472)
Financing Activities					
Repayment of capital lease obligations	(6,703)	-	(8,177)	(2,275)	-
Share subscriptions received	-	-	-	40,500	-
Proceeds from the issuance of common shares	569,661	318,500	2,105,076	742,071	3,731,238
Loan proceeds	-	-	-	5,000,000	-
Proceeds from option payment	-	161,259	-	-	-
	562,958	479,759	2,096,899	5,780,296	3,731,238
Investing Activities					
Mineral properties and deferred expenditures	(790,405)	(828,650)	(2,569,669)	(4,490,164)	(1,601,907)
Proceeds from sale of investments	-	-	290,360	-	-
Proceeds from Cuatro Hermanos option payments	-	-	329,439	-	-
Proceeds from El Castillo gold sales	801	-	192,483	-	-
Purchase of marketable securities	-	-	-	(150,000)	-
Purchase of equipment	(4,673)	(1,291)	(17,111)	(227,044)	(66,387)
Proceeds from sale of equipment	-	-	19,776	-	-
	(794,277)	(829,941)	(1,754,722)	(4,867,208)	(1,668,294)
Decrease In Cash And Cash Equivalents During The Period	(412,541)	(769,840)	(117,901)	(44,632)	1,022,472
Cash And Cash Equivalents, Beginning Of Period	1,144,613	1,262,514	1,262,514	1,307,146	284,674
Cash And Cash Equivalents, End Of Period	$ 732,072	$ 492,674	$ 1,144,613	$ 1,262,514	$ 1,307,146
Supplementary Information					
Income taxes paid	$ -	$ -	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -	$ -	$ -
Interest received	$ 6,813	$ 3,574	$ 13,315	$ 10,659	$ 8,460
Supplemental Disclosure of Non-Cash Financing And Investing Activities					
Shares issued for mineral property acquisition	$ -	$ -	$ 2,000,000	$ -	$ 175,000
Acquisition of assets under capital lease	$ -	$ -	$ 36,726	$ 8,916	$ -

The accompanying notes are an integral part of these consolidated financial statements.

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

a) Nature of Operations

Morgain Minerals Inc. (the "Company" or "Morgain") was federally incorporated under the Canada Business Corporations Act on November 23, 1984. The principal focus of the Company is development of its 100% owned El Castillo Gold Project located in Mexico, subject to receipt of final operating permit and construction financing. The Company is also in the process of exploring and developing other mineral properties located in Mexico and has not yet determined whether those properties contain ore reserves that are economically recoverable.

The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

b) Basis of Presentation

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. The Company's ability to continue as a going-concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity and debt financing, and the attainment of profitable operations to meet the Company's liabilities as they become payable. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

Unless otherwise indicated, the information contained in these notes to the financial statements relate to the audited year ended December 31, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Mexican subsidiaries as follows:

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

a) Principles of Consolidation (Continued)

Minera Real Del Oro S.A. de C.V.
Azul Azteca S.A. de C.V.
Durango Fern Mines S.A. de C.V.
Minas La Fortuna S.A. de C.V.
Minera MGM S.A. de C.V. (inactive)
Minera Magmor S.A. de C.V. (inactive)

All significant intercompany transactions and balances are eliminated upon consolidation.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, assumptions used in determining the fair value of non-cash stock-based compensation, and warranty and determination of valuation allowances for future income tax assets and future income tax liabilities. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from these estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investment that are readily convertible to known amount of cash within 90 days from the original date of acquisition.

d) Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e) Equipment

Equipment is stated at cost less accumulated amortization. Amortization is recorded using the declining balance and straight line methods at rates designed to amortize the cost of the equipment over their estimated useful lives. Annual amortization rates range from 10% to 30% for the Company's exploration, office and computer equipment. Amortization on equipment used directly on exploration projects is included in exploration expenses until such time the exploration expenditure is capitalized.

f) Mineral Properties

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the mineral rights are allowed to lapse.

Capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, the property is written down for the impairment in value.

From time to time, the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. Where the options are exercisable entirely at the discretion of the Company or the optionee, the amounts payable or receivable are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs will be depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Mineral Properties (Continued)

Administrative expenditures are expensed as incurred.

The amount presented for mineral property interests represent costs incurred to date and accumulated acquisition costs, less write downs, and does not necessarily reflect present or future values.

g) Foreign Currency Translation

The Company's functional currency is the Canadian dollar. The subsidiary operations are regarded as being integrated with the parent company, and therefore, the temporal method of translation has been applied. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the exchange rates in effect at the time of the transaction. Revenues and expenses are also translated at rates in effect at the time of the transaction. Gains and losses on translation are included in the results from operations.

h) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at March 31, 2007, December 31, 2006, December 31, 2005 and December 31, 2004, the Company did not have any asset retirement obligations.

i) Environmental Protection Practices

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Environmental Protection Practices (Continued)

The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

j) Financial Instruments

i) Fair Value

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short terms to maturity of the instruments. The fair value of marketable securities is as disclosed in Note 6. Fair value estimates are made at the date of issuances and at the balance sheet date, based on relevant market information about the financial instruments.

ii) Interest Rate Risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities.

iii) Credit Risk

The Company is not exposed to significant credit risk on its financial assets due to cash being placed with major financial institutions and accounts receivable due from government agencies and related parties.

iv) Currency Risk

The Company is exposed to foreign currency fluctuations to the extent that certain expenditures incurred are not denominated in Canadian dollars.

k) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

k) Income Taxes (Continued)

respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

l) Loss Per Share

Loss per share is calculated using the weighted average number of common shares issued and outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. However, diluted loss per share has not been presented as the effects of potential issuances of shares under options and warrants would be anti-dilutive; and therefore, basic and diluted loss per share are the same.

m) Stock-Based Compensation

The Company has a stock option plan which is described in Note 11(c). The Company records all stock-based payments using the fair value method.

Under the fair value method, compensation expense for options granted is determined based on the estimated fair values of the stock options at the time of grant, the cost of which is recognized over the vesting periods of the respective options. Any consideration received on the exercise of stock options or the purchase of stock is credited to share capital. The Company uses the Black-Scholes valuation option pricing model in the determination of the fair value of stock options granted.

n) Revenue Recognition

Interest income is recorded on an accrual basis at the stated interest rate over the term of the security.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

o) Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

p) Share Capital

The Company records proceeds from share issuances net of share issue costs. Shares issued for consideration other than cash or in a business combination are valued at the quoted market price on the date issued.

q) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company adopted the Guideline effective January 1, 2006 and has determined that it does not have a primary beneficiary interest in VIEs.

r) Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year's presentation.

3. CHANGE IN ACCOUNTING POLICY – FINANCIAL INSTRUMENTS (effective for the period beginning January 1, 2007)

During 2005, the Canadian Institute of Chartered Accountants ("CICA") issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook. The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

(Expressed in Canadian Dollars)

3. CHANGE IN ACCOUNTING POLICY – FINANCIAL INSTRUMENTS (Continued)

These sections specify when a financial instrument is to be recognized on the balance sheet. These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity's accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables. In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost. Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income ("OCI"), until the financial asset is derecognized or becomes impaired. Changes in the fair value of trading securities are recorded directly into income. Financial liabilities are classified as trading or at amortized cost.

The above standards have been applied without restatement of prior period amounts.

The Company adopted the new standards effective January 1, 2007. The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income. The adoption of these standards resulted in the reporting of marketable securities at a fair value of $410,000 at December 31, 2006 with an adjustment to increase opening accumulated other comprehensive income by $260,000 as of January 1, 2007.

4. BUSINESS COMBINATIONS

On March 15, 2006, Morgain and Alamos Gold Inc. ("Alamos") entered into a share purchase agreement, whereby Alamos agreed to sell its 100% interest in Durango Fern Mines S.A. de C.V. ("Durango") and Minas La Fortuna S.A. de C.V. ("Minas La Fortuna") to the Company. The Share Purchase Agreement supersedes and replaces the letter agreement previously entered into between Alamos and Morgain. Durango's principal asset was the La Fortuna property located in Tamazula, Durango, Mexico. The La Fortuna property is comprised of two exploitation mineral concessions comprising approximately 606 hectares. Minas La Fortuna did not have active operations.

4. BUSINESS COMBINATIONS (Continued)

This business combination has been accounted for as a purchase transaction, with Morgain being identified as the acquirer.

The Company acquired a 100% ownership of the property effective June 15, 2006 through the issuance of 5.0 million common shares of the Company at a deemed price of $0.40 per share. The $2.0 million consideration in the form of shares for the acquisition of Durango and Minas La Fortuna has been allocated entirely to the La Fortuna mineral property interests. The Company has agreed to pay a 1% Net Smelter Returns Royalty on production from this property.

5. CASH AND CASH EQUIVALENTS

As at March 31, 2007 cash and cash equivalents included approximately $264,060 denominated in Mexican pesos (December 31, 2006 – $58,613, December 31, 2005 – $74,214).

6. MARKETABLE SECURITIES

As at March 31, 2007, the Company held 1,000,000 shares of Aurogin Resources Ltd., a TSX Venture Exchange listed company, with an approximate fair value of $330,000 (December 31, 2006 – $410,000, December 31, 2005 – $120,000).

7. EQUIPMENT

	March 31, 2007 (unaudited)		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Exploration equipment	249,837	60,098	189,739
Office equipment	56,134	21,012	35,122
Computer equipment	52,260	37,437	14,823
	358,231	118,547	239,684

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)
(Expressed in Canadian Dollars)

7. **EQUIPMENT** (Continued)

	December 31, 2006 (audited)		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Exploration equipment	249,837	50,789	199,048
Office equipment	56,134	19,648	36,486
Computer equipment	47,587	35,924	11,663
	353,558	106,361	247,197

	December 31, 2005 (audited)		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Exploration equipment	230,827	33,276	197,551
Office equipment	56,134	13,797	42,337
Computer equipment	43,598	30,553	13,045
	330,559	77,626	252,933

	December 31, 2004 (audited)		
	Cost	Accumulated Amortization	Net Book Value
	$	$	$
Exploration equipment	39,972	3,997	35,975
Office equipment	16,883	1,897	14,986
Computer equipment	37,961	23,785	14,176
	94,816	29,679	65,137

(Expressed in Canadian Dollars)

8. MINERAL PROPERTY INTERESTS

At March 31, 2007, December 31, 2006, 2005 and 2004, the Company's mineral property interests were comprised of properties located in Mexico.

a) El Castillo (Formerly El Cairo)

The Company owns the mineral rights to 216 hectares and is leasing the surface rights to 835 hectares. During 2004, the Company purchased three concessions: two concessions, Oro and Justicia, totaling 95.9 hectares and one concession, El Cairo, of 95.1 hectares. Consideration for the acquisition of the two concessions, Oro and Justicia, consisted of cash payments of $2,177,503 (US$1,644,900). Consideration for the acquisition of the El Cairo concession consisted of a cash payment of $26,030 (US$20,000), 500,000 shares and a 2% Net Smelter Returns Royalty.

A recently concluded independent pre-feasibility study conducted by a firm of consulting geologists and mining engineers demonstrates that an open pit, leach mining operation is economically viable.

Consideration for the lease of the surface rights consists of cash payments in the aggregate of $2,488,456 payable as follows:

2005 (paid)	$ 624,898
2006 (paid)	133,440
2007 – 2009	226,138
2010 – 2019	1,503,980
	$ 2,488,456

The lease payments maintain the Company's interest in the El Castillo property and are payable up to 2019, but the Company can end the lease at its discretion.

b) La Fortuna

Effective June 15, 2006, the Company acquired the La Fortuna Property from Alamos Gold Inc. ("Alamos") as part of the acquisition of the shares of Durango Fern Mines S.A. de C.V. ("Durango") and Minas La Fortuna S.A. de C.V. ("Minas La Fortuna") (see Note 4).

The La Fortuna property, located in the State of Durango, Mexico, is comprised of two exploitation mineral concessions comprising approximately 606 hectares.

(Expressed in Canadian Dollars)

8. **MINERAL PROPERTY INTERESTS** (Continued)

b) La Fortuna (Continued)

A recently concluded independent technical report conducted by a firm of consulting geologists and mining engineers demonstrates that the property has well defined ore bodies, which may develop into resources with additional exploration and definition drilling.

c) Cuatro Hermanos

The Company owns a 100% interest in 8,125 hectares of copper-molybdenum mineral rights, acquired by the payment of $318,598 (US$263,000) for the rights and their accompanying royalties.

During 2005, the Company optioned its 100% interest in the property to C.H. Copper International Ltd. for annual payments to the Company, until commercial production begins, of $174,810 (US$150,000) and a commitment to place the property into commercial production. Upon exercise of the option, the Company is to receive a royalty interest equal to the greater of $174,810 (US$150,000) per year or a 3% Net Smelter Returns Royalty.

During 2006, the Company agreed to the assignment of the Cuatro Hermanos property option by C.H. Copper International Ltd. to Virgin Metals Inc. ("Virgin"). Consideration received by the Company for granting this assignment was 1,000,000 units of Virgin priced at $0.45. Each unit comprised of one common share of Virgin and one-half of one common share purchase warrant. Each whole purchase warrant entitled the holder to purchase one common share of Virgin for 24 months at an issue price of $0.60. The Company subsequently sold 1,000,000 units of Virgin for net proceeds of $290,360, which has been netted against the mineral property deferred costs and shown as a recovery. The Company also received an annual royalty payment of $168,180 (US$150,000) from Virgin, which has been netted against the mineral property costs. Subsequent to March 31, 2007, the Company disposed of its' interest in the property.

d) El Compa Gold

The Company owns seven exploration concessions comprising 3,283 hectares which it had acquired for $80,303 (US$61,700), and which it had joint ventured to Columbia Metals Corporation Limited ("Columbia") in 2004. Columbia could earn a 60% interest in the properties by spending $1,165,400 (US$1,000,000) on exploration and development and/or putting the properties into commercial production at a rate of 1,500 tons per month. Columbia notified the Company during 2005 that it was dropping its option.

During 2006, the property costs of $1,071,132 were written down to $1, as the decline in value was determined to be other than temporary.

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

8. MINERAL PROPERTY INTERESTS (Continued)

e) Zacatecas Silver Project

As of December 31, 2005, the Company had recorded its investment in Compania Minera El Arca S.A. de C.V. ("Minera El Arca") at $1 as a result of prior litigation with the former owner of the El Arca Mill. The courts initially decided in favor of the Company and upheld an appeal during 2005, awarding $780,000 (7,000,000 Mexican pesos) to the Company. Minera El Arca had since failed to pay the amount and the Company had initiated legal action to acquire the mill, held by the court, in lieu of payment.

During 2006, the Company sold its interest in the El Arca Mill litigation for $227,594 (US$200,000) less $11,386 (US$10,000) broker's commission.

9. CAPITAL LEASE OBLIGATIONS

	March 31,	December 31,	
	2007	2006	2005
	(unaudited)	(audited)	(audited)
Capital lease, bearing interest at 15.95%, payable in monthly instalments of $325 (3,004 Mexican pesos) secured by the Company's vehicle, maturing in May 2008.	$ 3,750	$ 4,574	$ 7,546
Capital lease, bearing interest at 14.95%, payable in monthly instalments of $513 (4,743 Mexican pesos) secured by the Company's vehicle, maturing in October 2009.	11,574	13,378	-
Capital lease, bearing interest at 14.95%, payable in monthly instalments of $804 (7,432 Mexican pesos) secured by the Company's vehicle, maturing in October 2009.	16,888	20,963	-
	32,212	38,915	7,546
Less: Current portion	(14,384)	(12,709)	(2,721)
	$ 17,828	$ 26,206	$ 4,825

(Expressed in Canadian Dollars)

9. CAPITAL LEASE OBLIGATIONS (Continued)

The required annual future lease payments are as follows:

2007	$ 18,065
2008	17,433
2009	13,173
	48,671
Less: Imputed interest	(9,756)
Principal payments	$ 38,915

10. LOAN PAYABLE

The Company entered into a loan agreement during 2005 with H. Morgan & Company for $5,000,000. On October 31, 2006, the loan agreement was amended to increase the amount from $5,000,000 up to $7,000,000 and $873,863 of interest accrued up to October 31, 2006 was added to the outstanding loan amount. The loan is secured by a floating charge on the Company's assets and a pledge by the Company of the shares of its Mexican subsidiaries.

The loan bears interest at 12% per annum. The Company has negotiated a payment holiday on interest payments from October 31, 2006 to December 30, 2007.

The principal amount and all accrued interest are due to be repaid in full on November 30, 2011. The Company has the right to pre-pay all or any portion of the principal and accrued interest under the loan at any time without notice or penalty. Subsequent to March 31, 2007, the loan agreement was further amended.

11. SHARE CAPITAL

a) Authorized

The Company has authorized an unlimited number of voting common shares, with no par value.

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

b) Issued and Outstanding

	March 31, 2007		December 31, 2006		2005		2004	
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount
Issued - beginning of period	70,429,908	25,616,836	57,933,018	21,485,029	55,087,693	20,730,158	39,230,289	16,813,109
Stock options exercised	100,000	31,000	350,000	93,000	860,000	236,200	1,340,000	370,800
Warrants exercised	-	-	2,380,000	832,996	1,985,325	505,871	11,517,404	2,621,249
Fair value of stock options	-	17,289	-	14,391	-	12,800	-	-
Mineral property acquisition	-	-	5,000,000	2,000,000	-	-	500,000	175,000
Private placement	2,100,000	489,310	4,766,890	1,191,420	-	-	2,500,000	750,000
Issued - end of period	72,629,908	26,154,435	70,429,908	25,616,836	57,933,018	21,485,029	55,087,693	20,730,158

c) Stock Option Plan

The Company presently has in place a rolling stock option plan (the "Plan"), first implemented on June 27, 2003, whereby the Company is authorized to grant options to officers, directors, employees, and consultants. The maximum number of shares issuable under the Plan shall not exceed 10% of the number of shares of the Company issued and outstanding as of each award date. The exercise price of the stock options is determined by the Board (or a committee thereof) but generally will be at least equal to the fair value of the shares at the grant date. The stock option vesting period is determined by the Company's Board of Directors and immediately become exercisable once vested. Any stock options that do not vest as the result of a grantee leaving the Company are forfeited.

The continuity of stock purchase options is summarized as follows:

	March 31, 2007		December 31, 2006		2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Balance, beginning of period	4,930,000	$ 0.32	3,400,000	$ 0.37	4,160,000	$ 0.35	3,500,000	$ 0.33
Granted	200,000	$ 0.35	3,030,000	$ 0.30	900,000	$ 0.35	2,500,000	$ 0.34
Exercised	(100,000)	$ 0.31	(350,000)	$ 0.37	(860,000)	$ 0.27	(1,340,000)	$ 0.28
Expired	-	$ -	(1,150,000)	$ 0.36	(800,000)	$ 0.45	(500,000)	$ 0.34
Balance, end of period	5,030,000	$ 0.32	4,930,000	$ 0.32	3,400,000	$ 0.37	4,160,000	$ 0.35
Weighted average remaining life in years		3.70		3.87		3.00		3.30
Range of exercise price		$ 0.26 - 0.40		$ 0.26 - 0.40		$ 0.25 - 0.65		$ 0.25 - 0.65

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

c) Stock Option Plan (Continued)

The following table summarizes information about stock purchase options outstanding at March 31, 2007:

Expiration Date	Exercise Price	Options Outstanding	Options Exercisable	Weighted average remaining contractual life
29-Jan-09	0.30	200,000	200,000	1.83 years
25-Feb-09	0.38	300,000	300,000	1.91 years
23-Jun-09	0.40	200,000	200,000	2.23 years
30-Jun-09	0.40	300,000	300,000	2.25 years
1-Nov-09	0.31	800,000	800,000	2.59 years
27-Mar-11	0.40	400,000	400,000	3.99 years
8-Jun-11	0.33	200,000	200,000	4.19 years
29-Jun-11	0.32	200,000	200,000	4.24 years
3-Aug-11	0.33	500,000	500,000	4.34 years
10-Oct-11	0.27	200,000	200,000	4.53 years
27-Nov-11	0.26	1,530,000	1,530,000	4.66 years
22-Feb-12	0.35	200,000	200,000	4.90 years
		5,030,000	5,030,000	
	Average option price	$ 0.32	$ 0.32	3.70 years

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

c) Stock Option Plan (Continued)

The following table summarizes information about stock purchase options outstanding at December 31, 2006:

Expiration Date	Exercise Price	Options Outstanding	Options Exercisable	Weighted average remaining contractual life
29-Jan-09	0.30	200,000	200,000	2.08 years
25-Feb-09	0.38	300,000	300,000	2.15 years
23-Jun-09	0.40	200,000	200,000	2.48 years
30-Jun-09	0.40	300,000	300,000	2.50 years
1-Nov-09	0.31	900,000	900,000	2.84 years
27-Mar-11	0.40	400,000	400,000	4.24 years
8-Jun-11	0.33	200,000	200,000	4.44 years
29-Jun-11	0.32	200,000	200,000	4.49 years
3-Aug-11	0.33	500,000	500,000	4.59 years
10-Oct-11	0.27	200,000	200,000	4.78 years
27-Nov-11	0.26	1,530,000	1,530,000	4.91 years
		4,930,000	4,930,000	
Average option price		$ 0.32	$ 0.32	3.87 years

d) Stock Based Compensation

The exercise prices of all stock purchase options granted during the period ended March 31, 2007 were at or above the market price at the grant date.

The exercise prices of all stock purchase options granted during the year ended December 31, 2006 were at or above the market price at the grant date.

The fair value of the Company's stock-based awards granted during the period ended March 31, 2007 was estimated at $39,793 using the Black-Scholes valuation option pricing model based on the following weighted average assumptions: risk free interest rate of 4.03%; expected life of 2.5 years; dividend rate of 0%; and volatility of 81%.

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

d) Stock Based Compensation (Continued)

The fair value of the Company's stock-based awards granted during the year ended December 31, 2006 was estimated at $495,295 (2005 - $269,920) using the Black-Scholes valuation option pricing model with the following assumptions:

	2006	2005
Expected volatility	72% - 85%	108% - 119%
Expected life of options	2.5 years	5 years
Expected dividend yield	Nil	Nil
Risk free interest rate	3.00% - 4.05%	3.50% - 3.60%

e) Share Purchase Warrants

The continuity of share purchase warrants is summarized as follows:

	March 31, 2007		December 31, 2006		2005		2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Opening Balance	5,115,640	$ 0.50	2,430,000	$ 0.35	4,465,325	$ 0.31	13,604,729	$ 0.23
Granted	2,400,000	$ 0.50	5,115,640	$ 0.50	-	$ -	2,500,000	$ 0.35
Exercised	-	$ 0.50	(2,380,000)	$ 0.35	(1,985,325)	$ 0.25	(11,517,404)	$ 0.23
Expired	-	$ 0.50	(50,000)	$ 0.35	(50,000)	$ 0.22	(122,000)	$ 0.35
Closing Balance	7,515,640	$ 0.50	5,115,640	$ 0.50	2,430,000	$ 0.35	4,465,325	$ 0.31
Weighted average remaining life in years		1.69		1.89		0.27		0.90

Share purchase warrants outstanding at March 31, 2007 are as follows:

Expiration Date	Exercise Price	Number of Warrants Outstanding
October 31, 2008	$ 0.50	1,291,890
November 3, 2008	$ 0.50	1,050,000
December 1, 2008	$ 0.50	2,773,750
January 15 2009	$ 0.50	2,100,000
January 12 2009	$ 0.50	300,000
	$ 0.50	7,515,640

Warrants are each exercisable into one common share.

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

e) Share Purchase Warrants (Continued)

Share purchase warrants outstanding at December 31, 2006 are as follows:

Expiration Date	Exercise Price		Number of Warrants Outstanding
October 31, 2008	$	0.50	1,291,890
November 8, 2008	$	0.50	1,050,000
December 4, 2008	$	0.50	2,773,750
	$	0.50	5,115,640

f) Share Subscriptions Received

In 2005, the Company received $40,500 upon the exercise of stock options to purchase 150,000 common shares at $0.27 per share. The shares were issued in 2006.

g) Contributed Surplus

The continuity of contributed surplus on the consolidated balance sheets is as follows:

	$
Contributed surplus, December 31, 2003	377,000
Changes during 2004	
Non-cash stock-based compensation	723,275
Contributed surplus, December 31, 2004	1,100,275
Changes during 2005	
Non-cash stock-based compensation	269,920
Fair value of stock options allocated to shares issued on exercise	(12,800)
Contributed surplus, December 31, 2005	1,357,395
Changes during 2006	
Non-cash stock-based compensation	495,295
Fair value of stock options exercised, credited to share capital	(14,391)
Contributed surplus, December 31, 2006	1,838,299
Changes during 2007	
Non-cash stock-based compensation	39,793
Fair value of stock options allocated to shares issued on exercise	(17,289)
Balance, March 31, 2007	$ 1,860,803

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

g) Contributed Surplus (Continued)

The components of contributed surplus as:

	March 31, 2007	December 31, 2006	December 31, 2005
Accumulated stock-based compensation	$ 1,905,283	$ 1,865,490	$ 1,370,195
Fair value of stock options credited to share capital	(44,480)	(27,191)	(12,800)
Total contributed surplus	$ 1,860,803	$ 1,838,299	$ 1,357,395

h) Brokered and Non-Brokered Private Placements

On August 23, 2006, the Company announced that it had arranged for both a brokered and nonbrokered private placement.

i) Brokered Private Placement

The Company entered into an agreement letter, as amended on October 6, 2006, with an exclusive agent on a best efforts brokered placement of up to 3,714,286 units (the "brokered units") of the Company at a price of $0.30 per unit, for total gross proceeds of up to $1,114,285 (the "brokered offering"). Each brokered unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.50 for a period of two years from closing.

The Company agreed to pay the agent a commission of 8% of the gross proceeds raised payable in cash. The agent would also receive common share purchase warrants ("agent warrants") equal to 15% of the brokered offering. Each agent's warrant entitles the agent to purchase one common share at a price of $0.50 for a period of two years from closing. In addition, the agent was to be paid a corporate finance fee of 150,000 units of the Company, having the same terms as the brokered units offered, and an administration fee of $10,000.

On December 4, 2006, the Company issued 2,325,000 units at a purchase price of $0.30 per unit, raising gross proceeds of $697,500.

The agent received a cash commission of $55,800, 348,750 agent's warrants, an administration fee of $10,000, and 100,000 units in payment of a corporate finance fee. The value attributed to the agent's warrants was $0.08 per warrant.

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

h) Brokered and Non-Brokered Private Placements (Continued)

All securities issued under the brokered private placement were subject to a four month hold period, expiring April 5, 2007.

ii) Non-Brokered Private Placement

The Company offered a non-brokered private placement of up to 2,000,000 units (the "nonbrokered units") of the Company at a price of $0.30 per unit, for total gross proceeds of up to $600,000 (the "non-brokered offering"). Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.50 for a period of two years from closing.

The Company agreed to pay, in cash, a finder's fee of 8% on $500,000 of the gross proceeds raised in the non-brokered offering upon closing.

On October 31, 2006, the Company closed the first tranche of its non-brokered private placement through the sale of 1,291,890 units at $0.30 per unit.

On November 8, 2006, the Company closed the second and final tranche of its nonbrokered private placement through the sale of 1,050,000 units at $0.30 per unit.

As a result of the over-subscription, a total of 2,341,890 units were issued in two tranches at a price of $0.30 per unit. The shares, and any shares issued on exercise of the warrants, were subject to a hold period expiring March 1, 2007 and March 9, 2007, respectively. A finder's fee of $38,800 was paid in connection with these transactions.

On December 7, 2006, the Company offered a non-brokered private placement of up to 2,000,000 units (the "non-brokered units") of the Company at a price of $0.30 per unit, for total gross proceeds of up to $600,000 (the "non-brokered offering"). Each unit consisted of one common share of the Company and one common share purchase warrant. Each warrant entitled the holder to purchase one additional common share at a price of $0.50 for a period of two years from closing.

The Company agreed to pay, in cash, a finder's fee and other compensation in the nonbrokered offering, subject to the approval of the TSX Venture Exchange.

(Expressed in Canadian Dollars)

11. SHARE CAPITAL (Continued)

h) Brokered and Non-Brokered Private Placements (Continued)

Subsequent to December 31, 2006, on January 15, 2007, the Company closed this nonbrokered private placement through the sale of 2,000,000 units at $0.30 per unit. The warrants are exercisable until January 15, 2009. Finders' fees were paid as follows: $48,000 cash commission, 300,000 finder's warrants, an administration fee of $10,000, and 100,000 units in payment of a finder's fee.

12. OTHER COMPREHENSIVE INCOME

Balance, December 31, 2006	$ -
Adoption of financial instruments standards	260,000
Comprehensive loss for the period	(80,000)
Balance, March 31, 2007	$ 180,000

13. RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

The Company incurred the following amounts to officers and directors, either directly or indirectly through companies controlled by those officers and directors, and the amount was charged to deferred exploration costs:

	Three Months Ended March 31,	Year Ended December 31,		
	2007	2006	2005	2004
Management and Consulting Fees	$ 87,538	$ 173,477	$ 284,048	$ 264,298

At March 31, 2007, the Company had an accounts payable balance of $32,497 (December 31, 2006 – $16,455, December 31, 2005 – $Nil, December 31, 2004 – $Nil) to these related parties

(Expressed in Canadian Dollars)

13. RELATED PARTY TRANSACTIONS AND AMOUNTS OWING (Continued)

The foregoing related party transactions are recorded at their exchange amount, which is the amount of consideration paid or received as established and agreed to between the related parties. The exchange amount was negotiated and established and agreed to by the related parties as if they were dealing at arm's length.

14. SEGMENTED DISCLOSURE

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. Geographically, all long-term assets of the Company are located in Canada except for its mineral property interests which, as disclosed in Note 7, are located in Mexico; and certain equipment with a net book value of $232,577 (2006 - $239,548, 2005 - $241,834) is also located in Mexico. Corporate administrative activities are conducted in Canada.

15. INCOME TAXES

a) A reconciliation of Canadian income taxes at statutory rates is as follows:

	2006	2005
Statutory tax rate	34.12%	34.86%
Expected income tax recovery	($473,600)	($375,500)
Net adjustment for amortization, deductible and non-deductible items	132,300	92,300
Effect of change in tax rate	68,400	-
Unrecognized benefit of non-capital losses	272,900	283,200
Future income tax recovery	$ -	$ -

(Expressed in Canadian Dollars)

15. INCOME TAXES (Continued)

b) The significant components of the Company's Canadian future income tax assets are as follows:

	2006	2005
	$	$
Future income tax assets:		
Mineral properties	2,003,000	2,047,000
Non-capital losses carried forward	1,449,000	1,167,000
Equipment	8,000	7,000
Share issue costs	145,000	9,000
Valuation allowance	3,605,000	3,230,000
Net future tax assets	(3,605,000)	(3,230,000)
	$ -	$ -

c) The Company has approximately $4,246,000 (2005 - $3,347,000) in net operating losses carried forward for income tax purposes which will expire, if not utilized, as follows:

2007	$	153,000
2008		278,000
2009		649,000
2010		816,000
2014		538,000
2015		812,000
2026		1,000,000
	$	4,246,000

d) Subject to certain restrictions, at December 31, 2006, the Company had unclaimed Canadian resource and other deductions in the amount of $5,871,000 (2005 - $5,871,000) and equipment expenditures of $32,000 (2005 - $32,000), which may be deducted against future taxable income on a discretionary basis.

Any future benefits for these tax losses and resources and equipment deductions have not been recorded due to the uncertainty regarding their utilization.

16. COMMITMENTS

The following are commitments at December 31, 2006 that are not otherwise disclosed elsewhere:

The Company entered into a one year investor relations and marketing agreement dated October 20, 2006 at a monthly cost of $6,000.

17. SUBSEQUENT EVENTS

The following are subsequent events that are not otherwise disclosed elsewhere:

a) On March 5, 2007, the Company announced approval of a letter of intent to combine the Company with Aurogin Resources Ltd. ("Aurogin") to create a new gold producer ("Newco").

While the specific legal form of the business combination is still being finalized, the transaction will result in one new corporate entity, Newco. Each shareholder of Aurogin will receive one (1) common share of Newco for each two (2) Aurogin shares held immediately prior to the date on which the transaction becomes effective by its registration with the Registrar of Companies for British Columbia (the "Effective Date"). Each shareholder of the Company will also receive one(1) common share of Newco for each two (2) Morgain common shares held. Newco will apply to list its shares on the TSX Venture Exchange.

All existing options, warrants and rights to acquire shares of Aurogin or the Company will be exercisable to acquire that number of common shares of Newco, on an adjusted basis as to the price and number in reference to the share exchange ratio. The term of all outstanding options and warrants will remain unchanged.

The transaction is subject to the parties completing due diligence and entering into a further definitive agreement providing for the specific mechanics for completing the transaction. The Boards of Directors of both companies have unanimously recommended the transaction to shareholders and are currently in the process of seeking independent opinions that the transaction is fair, from a financial point of view, to the respective shareholders of each company. The transaction is subject to all requisite regulatory, court and shareholder approvals and acceptances, and the satisfaction of all conditions precedent and other conditions customary in transactions of this nature. The transaction is expected to require the approval of at least two-thirds of the votes cast by both Aurogin's and the Company's shareholders present in person or by proxy at respective meetings of the two shareholder groups expected to take place in June 2007.

MORGAIN MINERALS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS MARCH 31, 2007 (UNAUDITED), AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (AUDITED)

(Expressed in Canadian Dollars)

17. SUBSEQUENT EVENTS (Continued)

b) On April 20, 2007, the Company and H. Morgan & Company amended the loan agreement and increased the loan from $7,000,000 to $7,240,300. In doing so, the agreement converted all accrued interest on the loan as of April 30, 2007 into principal, plus an additional $3,288 for interest accrued between April 20, 2007 and April 30, 2007, on $1,000,000, drawn April 20, 2007, for a total loan of $7,243,587.

c) On May 17, 2007, the Company announced that it has filed an independent Technical Report for its La Fortuna Gold Project. The independent technical report conducted by a firm of consulting geologists and mining engineers demonstrates that the property has well defined ore bodies, which may develop into resources with additional exploration and definition drilling.

d) On May 18, 2007, the Company announced that it has signed a binding letter agreement (the "Purchase Agreement") with Virgin Metals Inc. ("Virgin Metals") to sell its 100% ownership interest in the Cuatro Hermanos copper/molybdenum mining claims located in the State of Sonora, Mexico. Under the original option agreement ("Option Agreement") for the Cuatro Hermanos property, which was assigned to Virgin Metals in April 2006, Virgin Metals had the right to earn a 100% interest in the Cuatro Hermanos mining claims by commencing commercial production on the property, upon which the property would become subject to a 3% NSR royalty or an annual payment of US$150,000, whichever was the greater. Under the terms of the Purchase Agreement, Morgain has agreed to transfer 100% of its ownership interest in the Cuatro Hermanos mining claims to Virgin Metals and eliminate all obligations under the Option Agreement, including the 3% NSR or annual payment, in exchange for a payment of US$2.5 million from Virgin Metals to Morgain and the issuance of 500,000 common shares of Virgin Metals to Morgain.

The acquisition, which is scheduled to close no later than June 30, 2007, unless otherwise agreed to by the parties, is subject to the acceptance by the Toronto Stock Exchange and the TSX Venture Exchange.

Proceeds from the royalty sale will be used to complete construction at Morgain's 100% owned El Castillo Gold Project ("Castillo"), located in Durango, Mexico.

(Expressed in Canadian Dollars)

17. SUBSEQUENT EVENTS (Continued)

e) On June [illegible]4, 2007, the Company announced that it has entered into loan agreements with a director and officer of Morgain and an arm's length third party (collectively the "Lenders") pursuant to which the Lenders have advanced to Morgain an aggregate of Cdn $500,000 (the "Loan"). The Loan, which is subject to regulatory acceptance, is unsecured, non-convertible and non-interest bearing. It is repayable on the earlier of five days following the completion of the sale to Virgin Metals Inc. of Morgain's 100% ownership interest in the Cuatro Hermanos mining claims located in Sonora, Mexico (the "Transaction") (as announced on May 18, 2007) and 60 days following receipt of a demand from the Lenders, subject to any earlier repayment by Morgain. In lieu of payment of interest on the Loan, Morgain has agreed to issue to the Lenders warrants to purchase an aggregate of 100,000 common shares exercisable at a price of $0.27 per share for a period of two years from the date of issuance of the warrants. Shares issued on exercise of the warrants are subject to a four month hold period under applicable Canadian securities laws.

The proceeds of the Loan will be used for working capital purposes and to fund Morgain's ongoing operations until the completion of the Transaction.

On July 1[illegible], 2007, the Bridge Loan was repaid in full.

MORGAIN MINERALS INC.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE THREE MONTHS MARCH 31, 2007, AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

	Castillo Mine	La Fortuna	Cuatro Hermanos	El Compa Gold	Other	Total
Balance, December 31, 2006	$ 8,953,219	$ 2,012,133	$ -	$ 1	$ 45,608	$ 11,010,961
Additions						
Acquisition costs	-	-	-	-	-	-
Exploration costs						
Assay	32,906	-	-	-	-	32,906
Camp accommodations and travel	24,044	-	-	-	-	24,044
Drilling	223,911	-	-	-	-	223,911
Field work and supplies	364,441	-	-	-	-	364,441
Field office expense	30,127	-	-	-	-	30,127
Consulting / administration	97,513	17,462	-	-	-	114,975
Property maintenance	-	-	-	-	-	-
Recoveries	(801)	-	-	-	-	(801)
Total additions	772,141	17,462	-	-	-	789,603
Write-down of mineral property	-	-	-	-	-	-
Balance, March 31, 2007	$ 9,725,360	$ 2,029,595	$ -	$ 1	$ 45,608	$ 11,800,564

	Castillo Mine	La Fortuna	Cuatro Hermanos	El Compa Gold	Other	Total
Balance, December 31, 2005	$ 6,649,441	$ -	$ 558,524	$ 1,071,132	$ 45,608	$ 8,324,705
Additions						
Acquisition costs	685,166	2,000,000	-	-	-	2,685,166
Exploration costs						
Assay	173,208	-	-	-	-	173,208
Camp accommodations and travel	203,266	-	-	-	-	203,266
Drilling	613,982	-	-	-	-	613,982
Field work and supplies	218,519	-	-	-	-	218,519
Field office expense	114,697	-	-	-	-	114,697
Consulting / administration	328,750	12,133	61,275	-	-	402,158
Property maintenance	158,673	-	-	-	-	158,673
Recoveries	(192,483)	-	(619,799)	-	-	(812,282)
Total additions	2,303,778	2,012,133	(558,524)	-	-	3,757,387
Write-down of mineral property	-	-	-	(1,071,131)	-	(1,071,131)
Balance, December 31, 2006	$ 8,953,219	$ 2,012,133	$ -	$ 1	$ 45,608	$ 11,010,961

MORGAIN MINERALS INC.

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE THREE MONTHS MARCH 31, 2007, AND THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars)

	Castillo Mine	La Fortuna	Cuatro Hermanos	El Compa Gold	Other	Total
Balance, December 31, 2004	$ 2,316,957	$ -	$ 387,257	$ 1,071,132	$ 45,608	$ 3,820,954
Additions						
Acquisition costs	968,842	-	17,252	-	-	986,094
Exploration costs						
Assay	152,405	-	-	-	-	152,405
Camp accommodations and travel	143,905	-	4,522	-	-	148,427
Drilling	558,566	-	3,025	-	-	561,591
Field work and supplies	1,331,615	-	-	-	-	1,331,615
Field office expense	131,657	-	41,744	-	-	173,401
Consulting / administration	156,733	-	2,873	-	-	159,606
Property maintenance	888,761	-	101,851	-	-	990,612
Recoveries	-	-	-	-	-	-
Total additions	4,332,484	-	171,267	-	-	4,503,751
Write-down of mineral property	-	-	-	-	-	-
Balance, December 31 2005	$ 6,649,441	$ -	$ 558,524	$ 1,071,132	$ 45,608	$ 8,324,705

	Castillo Mine	La Fortuna	Cuatro Hermanos	El Compa Gold	Other	Total
Balance, December 31 2003	$ 637,841	$ -	$ 294,935	$ 1,065,663	$ 45,608	$ 2,044,047
Additions						
Acquisition costs	389,734	-	-	-	-	389,734
Exploration costs						
Assay	113,044	-	4,154	-	-	117,198
Camp accommodations and travel	309,452	-	22,157	-	-	331,609
Drilling	270,770	-	-	-	-	270,770
Field work and supplies	-	-	-	-	-	-
Field office expense	80,363	-	5,539	-	-	85,902
Consulting / administration	515,753	-	60,472	5,469	-	581,694
Property maintenance	-	-	-	-	-	-
Recoveries	-	-	-	-	-	-
Total additions	1,679,116	-	92,322	5,469	-	1,776,907
Write-down of mineral property	-	-	-	-	-	-
Balance, December 31 2004	$ 2,316,957	$ -	$ 387,257	$ 1,071,132	$ 45,608	$ 3,820,954

APPENDIX E

MCKNIGHT & GLANVILLE FAIRNESS OPINION

Bruce McKnight Minerals Advisor Services 1281 20th Street, West Vancouver, BC, V7V 3Z4 Tel: 604-926-5799 604-209-8131 Email: bmcknight@telus.net	Ross Glanville and Associates Ltd. 7513 Pandora Drive Burnaby, BC, V5A 3W1 Tel: 604-291-6731 604-721-2871 Email: glanville@telus.net

April 24th, 2007

Special Committee
The Board of Directors
Morgain Minerals Inc.
#750 - 625 Howe Street
Vancouver, BC, V6C 2T6

Attention: Chair

FAIRNESS OPINION

RE: MORGAIN MINERALS INC. AND AUROGIN RESOURCES LTD.

To the Special Committee of the Board of Directors of Morgain Minerals Inc.

Summary

Ross Glanville & Associates Ltd. ("Glanville") and Bruce McKnight Minerals Advisor Services ("McKnight") have been retained by the Board of Directors of Morgain Minerals Inc. ("Morgain, or the "Company") to determine the fairness (to the shareholders of Morgain) of the proposed transaction, whereby Morgain and Aurogin Resources Ltd. ("Aurogin") would merge into a new corporation ("Newco"). Each shareholder of Morgain would receive one common share of Newco for each two shares of Morgain held immediately prior to the date on which the transaction becomes effective by its registration with the Registrar of Companies for British Columbia. Each shareholder in Aurogin would also receive one common share in Newco for each two shares in Aurogin held.

All validly subsisting options, warrants and rights to acquire shares of Aurogin or Morgain would be exercisable to acquire that number of common shares of Newco, on an adjusted basis as to the price and number in reference to the share exchange ratio. The terms of all outstanding options and warrants would remain unchanged.

The merged company, Newco, would be a modest, but growing player, in gold development and production in Mexico and Guatemala. Its share of gold production in 2007 should be 22,000 ounces, while this is expected to increase to 35,000 ounces in 2008. Newco would have greater that one million ounces of *in situ* gold in the measured and indicated resource category and a further 470,000 ounces in inferred resources. In addition, it would have a portfolio of attractive gold exploration projects in Mexico and Guatemala, and an experienced management team of mine development professionals.

In order to provide the Fairness Opinion, Glanville and McKnight, among other things, reviewed the mineral properties of Morgain and Aurogin, examined the relative share trading price histories of each of Morgain and Aurogin prior to (and immediately after) the announcement of the proposed merger, reviewed prior and budgeted mineral exploration expenditures, reviewed *in-situ* values of pre-production ounces of inferred resources of gold, analyzed publicly-listed companies with similar or comparable portfolios of mineral exploration properties, considered other assets of Morgain and Aurogin, noted the terms of the most recent financings of the companies, obtained the current financial positions of each of the companies, and reviewed issued shares, options, and warrants.

Based upon and subject to the limitations in this Fairness Opinion, and such other matters as McKnight and Glanville have considered relevant, it is their opinion that, as of the date hereof, the terms of the proposed merger of Aurogin and Morgain are fair, from a financial point of view, to the Morgain shareholders.

Proposed Arrangement

Aurogin and Morgain would enter into a transaction, whereby Morgain and Aurogin would merge into a new corporation pursuant to an arrangement agreement. Each two common shares or convertible security of Morgain would be exchanged for one common share or convertible security of the merged company, and each two common shares or convertible securities of Aurogin would be exchanged for one common share or convertible security of the merged company. The current exercise prices of the Aurogin and Morgain convertible securities would be adjusted basis as to the price and number in reference to the share exchange ratio.

If the proposed transaction is completed, the issued shares of the merged company would total roughly 58.5 million (after allowing for the two for one roll back), of which the existing shareholders of Morgain would own approximately 53% of the total. On a fully-diluted basis, there would be approximately 83.2 million shares issued, of which Morgain would own just under 51%.

The terms and conditions of the proposed transaction are more fully described in the Management Information Circular which will be mailed to all Morgain and Aurogin shareholders.

Engagement of Glanville & McKnight

Pursuant to an engagement letter dated March 29, 2007 (the "Engagement Letter"), Morgain has retained the services of Ross Glanville & Associates Ltd. ("Glanville") and Bruce McKnight Minerals Advisory Services ("McKnight") in connection with the Fairness Opinion. Glanville's and McKnight's services include providing advice and assistance to the independent committee of Morgain's directors in connection with the proposed merger, and the preparation and delivery to the independent committee of Morgain an opinion (the "Fairness Opinion") as to the fairness of the proposed merger. Glanville and McKnight express no opinion, nor have they been requested to do so, as to the expected trading price of the shares of the merged company if the proposed transaction is completed.

Glanville and McKnight will be paid a fee for their services as financial advisors to Morgain, but none of the fees are contingent on completion of the transaction. In addition, Glanville and McKnight are to be indemnified in respect of certain liabilities that might arise out of the engagement.

Relationship with Interested Parties

Glanville and McKnight are independent arm's-length consultants who do not have a financial interest (nor do they expect to have any future interest), directly or indirectly, in Morgain or Aurogin (or their subsidiary or associated companies), nor do they expect any consideration other than the fee and expenses for the preparation of this Fairness Opinion, nor is their fee contingent on the completion of the proposed transaction.

Credentials of Glanville and McKnight

Glanville is a company specializing in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He was also a member of the former Canadian Association of Mineral Valuators.

Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others. Glanville has valued more than five hundred mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of four companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

Bruce McKnight has a B.A.Sc. in Geological Engineering from the University of B.C., an M.Sc. in Engineering Geoscience from the University of California, Berkeley, a Mineral Economics Diploma from McGill University and an MBA from Simon Fraser University. He is a Member of the Association of Professional Engineers and Geoscientists of British Columbia (P. Eng.) and a Fellow of the Canadian Institute of Mining and Metallurgy (FCIM). McKnight is a former Executive Director of the B.C. and Yukon Chamber of Mines (now renamed Association for Mineral Exploration B.C.) and a former Corporate Vice-President of Westmin Resources Limited. He has over 35 years of senior-level, international and domestic, mining industry experience and has been an active participant in the exploration, valuation, financing and development of several mines in British Columbia and elsewhere. In addition, he has acted as a consultant to mining and brokerage firms, in preparing fairness opinions and valuations, as well as to mining associations and First Nations and as an "expert witness" to law firms.

Scope of Review

In order to prepare this Fairness Opinion, Glanville and McKnight, among other things, reviewed and relied upon, or carried out (as the case may be) the following:

- certain publicly available financial and other information concerning Aurogin and Morgain
- correspondence and discussions with directors/officers/management of Aurogin and Morgain regarding a number of items, including current projects, financial conditions, and anticipated impacts of the merger
- relevant stock market information relating to Aurogin and Morgain, as well as that for other companies whose activities are similar to those of Aurogin and Morgain
- certain industry reports and statistics that Glanville and McKnight deemed appropriate

- data related to other transactions of a comparable or similar nature, which Glanville and McKnight considered to be relevant
- discussions and e-mail correspondence with management of each company to review the mineral exploration, development and production projects of the companies
- technical reports on some of the mineral properties of Aurogin and Morgain
- a number of marketing reports related to the supply/demand balance and price outlook for gold
- news releases of Aurogin and Morgain
- information on the websites of Aurogin (www.Auroginresources.com) and Morgain (www.Morgainminerals.com)
- SEDAR filings of Aurogin and Morgain
- a number of transactions related to the purchase/sale of mining exploration and development projects
- the latest annual reports and draft financial statements of Morgain and Aurogin (to December 31, 2006); and the accompanying management discussions and analyses
- joint venture and option terms on similar or comparable mineral projects
- prior expenditures by Morgain and Aurogin on their mineral exploration properties
- market capitalizations of listed companies with similar or comparable mineral exploration properties
- market capitalizations of Morgain and Aurogin
- working capital positions of Morgain and Aurogin
- share trading histories of Morgain and Aurogin
- details of the outstanding share options and warrants of Aurogin and Morgain
- such other reviews, calculations, analyses, research and investigations deemed appropriate and relevant in the circumstances

Assumptions and Limitations

In providing this Fairness Opinion, Glanville and McKnight assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to them by Morgain and Aurogin, and by their consultants and representatives. They have not undertaken any specific independent verification of such information (although data was reviewed to determine its "reasonableness"). However, Glanville and McKnight have no reason to believe that the information provided to them is not accurate or complete, and they have not been denied access to any information that they requested from the managements of the companies.

Glanville and McKnight decided upon the methodologies to be utilized in this Fairness Opinion, and did not request or receive, from the managements of the companies, suggestions as to the methodologies that might have been utilized. Glanville and McKnight have relied upon technical reports, discussions with executives/officers of Aurogin and Morgain, share trading histories, information provided by management/directors, past expenditures, and results to date. All dollar amounts ("$") in this Fairness Opinion refer to Canadian dollars unless otherwise specified.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Morgain and Aurogin as they are reflected in the information, data and other material (financial or otherwise) reviewed by McKnight and Glanville as they were represented to them in discussions with managements of Morgain and Aurogin. McKnight and Glanville have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Arrangement Agreement. Although McKnight and Glanville believe that these assumptions are reasonable with respect to Morgain and Aurogin (and the industry in which they operate), to the extent they are incorrect it may affect their view as to the fairness of the merger.

It should be noted that this report is a Fairness Opinion, not a technical report. As a result, Glanville and McKnight have not provided detailed summaries of the information provided in the technical reports and exploration reports. Those reports contain details regarding geology, mineralization, drilling, sampling, assaying, resource estimations, claim locations, detailed agreements, and exploration and development histories.

Morgain acknowledges that the services of Glanville and McKnight are provided in an advisory capacity only, and that Glanville and McKnight are not liable for losses, damages, or other claims that may result from or be alleged to result from any application or use that Morgain or Aurogin and/or others may make of any information, data and opinions contained in the Fairness Opinion. Morgain hereby waives, releases, indemnifies and agrees to hold Glanville and McKnight harmless from any and all liability for losses, damages, legal costs, and other claims arising from the fairness opinion and/or related issues. Morgain hereby waives the right to commence any lawsuit against Glanville and McKnight, and will pay (in a timely manner) any legal costs incurred by Glanville and McKnight as a result of any lawsuit related to this Fairness Opinion. Glanville and McKnight have not visited any of the properties or conducted any independent investigations of the geology or resources of any of the companies' properties and consequently have not expressed an opinion on these. Likewise, Glanville and McKnight have not conducted a review of Morgain's and Aurogin's mineral titles, ownership, or environmental obligations, and consequently Glanville and McKnight have not expressed any opinion on these subjects. Glanville and McKnight do not accept any responsibility for errors or omissions pertaining to information provided by Morgain or Aurogin, or their directors, officers, lawyers, agents, or other related parties.

Glanville and McKnight reserve the right to amend or withdraw this Fairness Opinion in certain circumstances, including in the event that there occurs a material change of facts or representations upon which Glanville and McKnight relied, or in the event that Glanville and McKnight reasonably conclude that the information provided to them or any representation they relied upon contains an untrue statement of material fact or omits to state a material fact that, in their reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect. However, Glanville and McKnight are under no obligation to make any subsequent changes or provide notification to anyone of such changes to the information. The management and directors of Morgain should inform Glanville and McKnight if anything in this Fairness Opinion, or any of the information on which it is based, is, in their opinion, inaccurate or misleading in any way.

Glanville and McKnight have also assumed that all material governmental, regulatory, court, or other approvals and consents required in connection with the consummation of the merger will be obtained, and that in connection with obtaining any necessary governmental, regulatory, court, or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on Morgain.

This Fairness Opinion is addressed to and is for the sole use and benefit of the Morgain Board, and may not be referred to, summarized, circulated, publicized or reproduced by Morgain or Aurogin, other than in the Information Circular, or disclosed to, used or relied upon by any other party without the express written consent of Glanville and McKnight.

McKnight and Glanville believe their analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by them, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complicated process, and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

CIMVal Standards

The Exchanges (TSX.V and TSX) require that CIMVal Standards (Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuations of Mineral Properties) be used by Issuers and their professional advisors when preparing formal valuations and valuation reports on mineral properties. The CIMVal Standards are limited to Valuations of Mineral Properties (including any interests therein), and do not cover fairness opinions or valuations of corporations or other entities that hold Mineral Properties as assets. As a result, the CIMVal standards are not applicable to this fairness opinion, although McKnight and Glanville are familiar with the CIMVal Standards and have followed them where appropriate.

It should be emphasized that this fairness opinion is not a technical report nor a formal valuation of either of the companies or their mineral properties as defined in The Canadian Institute of Mining, Metallurgy and Petroleum publication of February 2003, *"Standards and Guidelines for Valuation of Mineral Properties"*, (CIMVal Standards and Guidelines). This review is a Fairness Opinion of the proposed Morgain/Aurogin proposed merger.

McKnight and Glanville were engaged by Morgain to provide a Fairness Opinion, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the Fairness Opinion. Technical Reports on some of the properties have been prepared, and McKnight and Glanville have reviewed them as part of their Fairness Opinion. McKnight and Glanville have set out the assumptions and input parameters in this Fairness Opinion, and believe that they are reasonable and appropriate based on industry standards. Major caveats include startup risks at new mines, the uncertainty of future exploration results, the future prices of mineral commodities (mainly gold, but also other metals), changes to government regulations, and general environmental

concerns. The technical reports, websites, and other publications of the companies contain detailed geological and mining information on the various projects of the companies and so they are not provided here.

Morgain Minerals Inc.

Morgain is a Vancouver-based emerging gold exploration and development company focused on the acquisition and development of profitable gold mines in Mexico. Morgain is currently developing its 100% owned **El Castillo Gold Project,** which is a large oxide gold deposit located in the State of Durango, Mexico, approximately 100 km north of the city of Durango. The company plans to mine 17.7 million tonnes of ore grading 0.88 g/t gold (containing 499,567 ounces) to produce approximately 350,000 ounces of gold over a twelve year period, averaging 30,000 ounces per year. Construction has started, and Morgain expects to pour its first doré bar in the third quarter of 2007.

Morgain also has two other major projects in Mexico – La Fortuna and Cuatro Hermanos. La Fortuna gold-silver property is also located in Durango State and was acquired in 2006 from Alamos Gold Inc. by the issuance of five million shares in Morgain at a deemed price of $0.40 per share. Cuatro Hermanos is a copper-molybdenum property situated in Sonora State, Mexico, which has been optioned out, with Morgain retaining a royalty interest (minimum of 3% NSR or US $150,000 per year).

Geological information (and agreements, where applicable) on the foregoing properties can be obtained by reviewing the technical reports, with summaries of the properties provided in the company's Information Circular.

Morgain is listed on the TSX Venture Exchange ("TSX.V"), with its trading symbol being MGM. As at February 23, 2007, there were 72,529,908 shares issued, plus 7,305,840 warrants[1] and 4,930,000 options[2]. The share trading price over the past year has ranged from a low of $0.22 to a high of $0.48, with the price over the month prior to the announcement of the proposed merger ranging from $0.33 to $0.40 per share. The last trade prior to the announcement of the merger was $0.37 per share, while the closing price on the first day of resumed trading was $0.34 per share. Morgain's closing share price on April 24, 2007 was $0.30 per share, and its market capitalization was $21.7 million.

According to Morgain's draft financial statements as of December 31, 2006, total assets were $12.9 million, mineral property interests were shown as $11.0 million, the loan payable was $6.0 million, and the working capital was just over $1.5 million. Present working capital as of April 24, 2007 was approximately $ 1.32 million.

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[1] None of these warrants are presently in-the-money, with exercise prices at $0.50 per share.
[2] Most of these options are presently not in-the-money, with exercise prices ranging from $0.26 per share to $0.40 per share.

El Castillo Gold Project[3]

The El Castillo Gold Project consists of 216 hectares of mining concessions, all 100% owned by Morgain, except for one concession, away from the mineralization, which has a 2% NSR royalty on it. The Project has recently received formal government approval for the construction and operation as an open pit heap leach gold mine in Durango State, Mexico and the Company has engaged a contractor to provide mining and construction services. Equipment mobilization is under way and construction has begun. Morgain anticipates that construction will be substantially complete in five months, with the first gold pour slated for the third quarter of 2007.

The Pre-Feasibility report by ACA Howe International Limited estimated a current (NI 43-101 compliant) measured and indicated resource of 58 million tonnes with a gold grade of 0.57 g/t using a cut-off grade of 0.25 g/t. This resource would have slightly over one million ounces of gold *in situ*. The present production plan for Castillo calls for mining 17.7 million tonnes of ore grading 0.88 g/t (containing 499,567 ounces) to produce approximately 350,000 ounces of gold over a twelve year period, averaging 30,000 ounces per year.

This project could be valued by several different approaches, keeping in mind there is $ 6 million in debt against it.

ACA Howe's DCF model shows a NPV_8[4] of US $ 36 million with gold priced at US $600 per ounce. Due to the risks of achieving production (timing and capital costs, etc.), and the actual metallurgical recovery and operating costs when in production, as well as the relatively low grade of the deposit, the value has been reduced by about one quarter to US $27 million

The *in situ* ounces of gold in resource could be valued by the comparative transactions approach with other similar (peer) companies. For example, on February 19, 2007, Canaccord Adams published a report comparing market capitalizations of several dozen gold-silver exploration companies. This report showed the market capitalization of gold exploration companies averaged US $ 83 per ounce of *in situ* gold in resource, with a range of about US $ 8 to $ 589 per ounce. The dollars-per-ounce figure to be applied to Castillo should be less than average because it is a new project in Mexico and the grade is relatively low; but even if the market capitalization were in the range of US $40 to $60 per ounce for the 499,567 resource ounces in the mining plan it would still imply a value of US $20 million to US $30.0 million, or about Cdn $23 million to Cdn $34 million.

[3] Most of the information in this section was taken from a NI 43-101 compliant report entitled " Pre-Feasibility Report, El Castillo Project, Durango Mexico", for Morgain Minerals Inc., October 20, 2006, by A.C.A. Howe International Limited.
[4] This refers to the Net Present Value of cash flow discounted at an 8% discount rate.

La Fortuna Project[5]

La Fortuna is a 606 hectare high-grade gold-silver deposit in Durango State, Mexico, with a historic resource of 4.5 million tonnes of 2.25 g/t gold and 29.9 g/t silver[6]. Morgain recently commissioned a Technical Report on the project to investigate the status of the historic work and to estimate additional work needed to upgrade the historic resource to NI 43-101 standards. The project currently has eight levels of underground workings, with adit or shaft access, and 121 historic drill holes. The Technical Report recommends an additional US $198,000 of spending to bring the resource up to NI 43-101 standards.

If the historic resource can be confirmed and a suitable recovery process for the sulphide mineralization can be demonstrated, then the project should attract a market value as high as that of the Canaccord average for properties with gold resources (US $83 per ounce). Until then, the estimated value, based on a much lower range of US $15 to US $25 per gold-equivalent ounce, is between about US $6.5 million and US $11 million, or between about Cdn $7.5 million and Cdn $12.5 million.

Cuatro Hermanos Property[7]

Cuatro Hermanos is an 8,125 hectares copper-molybdenum property in Sonora State, Mexico. It is 100% owned by Morgain, but is currently optioned out to Virgin Metals Inc., which has been paying advance royalties to Morgain. The project has had a series of companies work on it sporadically over the past approximately 40 years. It is estimated that US $1.5 million has been spent historically on the property, but very little documentation exists from this work. However it appears reasonably certain that there are at least five zones of interest on the property that have been identified by surface work and wide spaced historic drilling. Howe has recommended a program of hole twinning and data reconstruction at an estimated cost of US $517,500.

Based on a minimum annual royalty of US $150,000 or a 3% NSR (whichever is greater) payable to Morgain, the estimated value to Morgain has been estimated to be approximately US $1.0 million, with a reasonable range of plus and minus about one third. The foregoing is equivalent to about Cdn $1.1 million, with a range of about Cdn $0.7 million to Cdn $1.5 million.

Summary of Morgain Assets/Liabilities

Based on the foregoing analyses McKnight and Glanville would estimate an informal value

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[5] Most of the information in this section came from a Technical Report entitled " La Fortuna Project, Durango, Mexico" for Morgain Minerals, March 15, 2007, by Toren Olson Consulting.

[6] This historic resource estimate is considered reasonable and relevant but is not compliant with NI 43-101 and should not be relied upon without additional confirmatory work.

[7] Information in this section came largely from a Technical Report entitled "Technical Report on the Cuatro Hermanos Copper-Molybdenum Project, Sonora State, Mexico, February 1, 2006, by ACA Howe International Limited.

of Morgain as summarized in the following table.

Summary of Value of Morgain (Cdn $ Millions)

Asset	Low	High	Average
El Castillo	23	34	$28.5
La Fortuna	7.5	12.5	$10.0
Cuatro Hermanos	0.7	1.5	$1.1
Net of Loan and other assets[8]			-$3.0
Total			$36.6

The foregoing $36.6 million is equivalent to about $0.505 per share of Morgain prior to any share dilution (due to the exercise of options and warrants) or the issuance of additional shares related to property acquisitions. However, it should be noted that the warrants have an exercise price of $0.50 per share, while the options have an average exercise price of almost $0.32 per share. As a result, the fully diluted net asset value per share would be about $0.49.

Aurogin Resources Ltd.

Aurogin Resources Ltd. ("Aurogin") is a producing gold company engaged in the business of acquisition, exploration, and development of mineral properties in the Americas with an emphasis on gold. The Company has interests in exploration and development properties in Guatemala, the United States and Canada. The Company's properties include El Sastre (including Arenal), Bridge and Lupita in Guatemala; Lone Mountain in Nevada, USA; and Nicholas Denys in New Brunswick, Canada. During the fiscal year ended June 30, 2006, substantially all of the Company's efforts were devoted to financing and developing the El Sastre project in Guatemala. In October 2006, Aurogin completed the construction of the El Sastre Mine and commenced production, with the first gold bars poured in December 2006.

Aurogin is listed on the TSX Venture Exchange ("TSX.V"), with its trading symbol being AUQ. As at February 27, 2007, there were 64,514,721 shares issued, plus 12,384,666 warrants and 4,917,000 options - for fully diluted capitalization of 81,816,387. The share trading price over the past year prior to the announcement of the merger ranged from a low of $0.22 to a high of $0.61, with the price over the month prior to the announcement of the proposed merger ranging from $0.31 to $0.39 per share. The last trade prior to the announcement of the merger was $0.37 per share, while the closing price on the first day of resumed trading was $0.31 per share. Aurogin's closing share price on April 24, 2007 was $0.285 per share, and its market capitalization was approximately $ 18.4 million.

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[8] These other assets include working capital, TSX.V listing, available income tax pools, equipment/furniture/computers, and shares of other companies (including 1,000,000 shares of Aurogin, etc.).

According to Aurogin's draft financial statements as of December 31, 2006, total assets were US $ 5.77 million, mineral property interests were shown as US $ 4.42 million and the working capital position was US $0.74 million; present working capital as of April 24, 2007 was approximately US $1.50 million

El Sastre Gold Project[9]

Aurogin has a 50% interest in the small El Sastre open pit in central Guatemala, which started production in the fourth quarter of 2006. The expected production is 20,000 to 30,000 ounces of gold per year. The El Sastre Main Zone is one of four known zones on this 3,135 hectare property, and its current resource (100%) include indicated of 370,000 tonnes at 4.10 g/t (or 49,251 *in situ* ounces) and inferred of 1,165,000 tonnes at 3.10 g/t gold (or *in situ* 117,265 ounces). The Lupita Zone (in which Aurogin has the rights to earn a 70% interest) has an inferred resource of 13 million tonnes estimated at 1.24 g/t (or 518,000 ounces), although Aurogin still has to pay another US $ 220,000, spend US $325,000 more by September 2007 and issue 500,000 shares to earn its 70% interest in this Zone. Aurogin's equity share of the foregoing resource is 24,626 indicated ounces and 421,232 inferred ounces.

As mentioned earlier, El Sastre production started in the last quarter of 2006. The mine placed 32,627 tonnes of material on the leach pad, and produced (including what remained on the pad) 2,048.18 ounces of gold. The draft, un-audited, cash production costs were in the range of US $ 208 to 231 per ounce of gold or approximately US $14.50 per tonne of ore. The calculated recovered grade was 1.95 g/t gold, which implied a head grade in the range of 2.4 to 3.2 g/t, assuming recoveries in the range of 60 to 80%. The head grade based on sampling trucks dumping ore on the pad was 2.77 g/t, which was within the range estimated above. The reported recovery was a very respectable 77%, which included an extra 5,614 grams (180.5 ounces) of additional gold leached in January. These figures are start-up results and may not be indicative of results to be obtained in a continuous operation, but they are consistent with and supportive of the informal valuation approaches discussed below.

Elsewhere on the property there are six other areas of demonstrated potential, based on trench sampling, of which two have drilling in progress.

The Technical Report included a DCF analysis on only the indicated resources at El Sastre (with an estimated NPV of US $13.5 million at an 8% discount rate and a gold price of US $650 per ounce). However, with the inferred ounces totaling about two and one half times the indicated resource at El Sastre, and a significant resource at Lupita, it was the opinion of Glanville and McKnight that the valuation should be based on the comparable market capitalization per ounce of gold in resource. Aurogin's share of the total resource ounces (445,858), would imply a value range of US $17.8 million to US $26.8 million using the

[9] Much of the information in this section came from a Technical Report entitled " El Sastre Project, Guatemala" for Aurogin Resources, March 23, 2005, by Toren Olson Consulting & John H. Paterson, P. Eng.

market capitalization ratio ranges of US$40[10] to US $60 per ounce[11]. The foregoing is equivalent to a range of between Cdn $20.2 million and Cdn $30.4 million. Due to Aurogin's significant exploration properties in the general area of El Sastre and Lupita (such as Arenal and Bridge including recognition of Aurogin's share of the 69,700 ounces of gold in inferred resources announced by Aurogin on April 24, 2007), this has been given an additional value of about 25% of the foregoing, or between about Cdn $5.1 million and $7.6 million. It is noted that Bridge requires an additional payment of US $ 100,000, spending of US $345,000 and issuance of 200,000 more shares of Aurogin to earn its 70% interest.

Lone Mountain Property

Aurogin has the Lone Mountain Property located on the Battle Mountain – Cortez Gold Trend near Eureka, Nevada. The property has some favourable geology and geochemistry and a geophysically inferred regional fault, which has been associated with gold mineralization elsewhere on the belt. Based on its location and size (approximately 2000 hectares) its value is estimated at $2 million, with a range of between $1 million and $3 million.

Summary of Aurogin Assets/Liabilities

Based on the above analysis McKnight and Glanville would estimate an informal value of Aurogin's assets as summarized in the following table.

Summary of Aurogin Assets (Cdn $ Millions)

Asset	Low	High	Average
El Sastre	20.2	30.4	$25.3
El Sastre Region	5.1	7.6	$ 6.4
Lone Mountain	1.0	3.0	$ 2.0
Net value of working capital and other assets			$ 2.2
Total			$35.9

The foregoing $35.9 million is equivalent to approximately $0.55 per share of Aurogin prior to any share dilution (due to the exercise of options and warrants) or the issuance of additional shares related to property acquisitions. However, it should be noted that the warrants have an average exercise price of about $0.25 per share, while the options have an

[10] This range of value is similar to that utilized for the resources in the mine plan for Morgain's Castillo property. The foregoing is believed to be reasonable considering the fact that El Sastre is already in production, the grade at El Sastre is much higher than that for Castillo, and the Lupita resources (total resources, and not just those in the mine plan) are of higher grade than those of the Castillo deposit.

[11] These numbers are net of the earn-in requirements of Aurogin on Lupita (which require exploration expenditures, cash payments, shares, the completion of a feasibility study to go from 51% to 65%, and the construction of the facilities to go from 65% to 70%).

average exercise price of approximately $0.27 per share. As a result, the fully diluted net asset value per share would be about $0.49.

Fairness Methodology

In assessing the fairness of the Arrangement, from a financial point of view, to the Morgain shareholders, Glanville and McKnight:

- considered the share trading histories of each of Morgain and Aurogin (both prior to and immediately after the announcement of the proposed merger)
- estimated the total value of the Morgain and Aurogin mineral properties via a number of different approaches, including comparables, discounted cash flows, and *in situ* values of inferred resources of gold
- considered that the Morgain shareholders would acquire an interest in a producing gold mine in Guatemala
- compared the impact of the share dilution to the added value of the mineral properties to be acquired
- considered other assets of each of Morgain and Aurogin (including working capital, shares of other companies, equipment/furniture/fixtures, exchange listings, income tax pools, etc.)
- considered the proposed exploration budgets of both companies, and the financial abilities of the companies to carry out the proposed programs
- believe that the attractive mix of producing and advanced-stage gold properties will appeal to a broader range of retail and institutional investors
- took into account the number and exercise prices of options and warrants of each company, and considered the in-the-money warrants and options
- anticipated that there might be greater share liquidity with the merged companies
- considered the historical resources delineated on Morgain's La Fortuna Project
- compared the total prior exploration and acquisition expenditures on the mineral properties of each company
- considered the possibility that the combination of the two companies (Aurogin and Morgain) could have a future higher market capitalization than that presently accorded to the sum of the Morgain's and Aurogin's separate market capitalizations, because the individual companies market capitalizations may be too small to make it onto the "radar screens" of certain classes of investors
- took into account the experienced management teams and Boards of Directors of Morgain and Aurogin, and the proposed directors of the combined company
- reviewed the option (or earn-in and joint venture) terms (where applicable) on the properties
- considered such other factors or analyses which McKnight and Glanville judged, based on their experience in rendering such opinions, to be appropriate

Fairness Opinion

Based upon and subject to the limitations in this Fairness Opinion, and such other matters as McKnight and Glanville have considered relevant, it is their opinion that, as of the date hereof, the terms of the proposed merger of Aurogin and Morgain are fair, from a financial point of view, to the Morgain shareholders.

However, McKnight and Glanville express no opinion as to the expected future trading price of the shares of the merged company if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Aurogin or Morgain.

This fairness opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors, regulatory authorities, and shareholders of Morgain, but may not be used or relied upon by any other person without express prior written consent of McKnight and Glanville. However, McKnight and Glanville consent to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

Yours very truly,





Ross Glanville & Associates Ltd.
Ross Glanville, B.A.Sc., P.Eng., MBA

Bruce McKnight Minerals Advisor Services
Bruce McKnight, B.A.Sc., P.Eng., MBA, FCI

APPENDIX F

INFORMATION CONCERNING AUROGIN RESOURCES LTD.

Capitalized terms used in this Appendix F that are not defined herein shall have the meanings ascribed to such terms in the joint management information circular (the "Circular") of Morgain Minerals Inc. and Aurogin Resources Ltd. to which this Appendix F is attached. **All references to dollar amounts in this Appendix F are to United States dollars unless expressly stated otherwise.**

Appendix F
TABLE OF CONTENTS

AUROGIN RESOURCES LTD. AND CORPORATE STRUCTURE

Incorporation

Aurogin Resources Ltd. ("Aurogin" or the "Company") was incorporated under the laws of the Province of British Columbia under the name "303022 B.C. Ltd." on January 14, 1986 by registration of its Memorandum and Articles, pursuant to the *Company Act* (British Columbia). Pursuant to a special resolution of members dated March 18, 1986 and accepted for filing by the Registrar of Companies for British Columbia and March 26, 1986, the Company changed its name to "Vantage Resources Ltd." Pursuant to a subsequent special resolution of members dated April 14, 1987 and accepted for filing by the Registrar of Companies for British Columbia on December 11, 1987, the Company changed its name to "Advantage Resources Ltd." By a Certificate of Continuance issued on January 8, 1988 pursuant to the *Business Corporations Act* (Canada), the Company was continued as if it had been incorporated under the laws of Canada. Pursuant to a special resolution of members dated January 9, 1988 and accepted for filing by Consumer and Corporate Affairs Canada on February 11, 1988, the Company changed its name to "Aurogin Resources Ltd."

The registered and records office of Aurogin is located at 55 University Avenue, Suite 1101, Toronto ON, M5J 2H7. The executive offices of Aurogin are located at 55 University Avenue, Suite 1101, Toronto ON, M5J 2H7.

Subsidiaries

Unless the context otherwise requires, all references herein to Aurogin include Aurogin and its subsidiary. The following chart illustrates the inter-corporate relationships of Aurogin and its subsidiary and their jurisdictions of incorporation.


Aurogin Resources Ltd.
Canada - federal
(50% ownership)
Rocas el Tambor, Sociedad Anonima
Guatemala

Effective December 28, 2006, the shares of Rocas el Tambor, Sociedad Anónima ("Rocas el Tambor") were officially released from Trust to Aurogin under the terms of the El Sastre option agreement. Rocas el Tambor holds the El Sastre Main Zone gold mine and other exploration targets including the El Arenal zone in Guatemala.

Aurogin's other principal property interests are listed below:

Mineral Properties obtained under option agreements

Bridge Zone	Guatemala	Ownership interest - 51%[(1)]
Lupita Zone	Guatemala	Ownership interest - 51%[(2)]
Lone Mountain	United States	Ownership interest - 100%

(1) Aurogin can earn an initial 51% interest in Rocas Bridge S.A., a Guatemalan company that holds the Bridge Zone, by meeting certain expenditure and option payment requirements by September 30, 2007. A further 14% can be earned by completing a feasibility study and another 5% by putting the project into production, for a total interest in the property of 70%. Aurgoin's 51% interest will be held in trust until it has met the initial terms of the earn-in agreement.

(2) Aurogin can earn an initial 51% interest in Rocas Lupita S.A., a Guatemalan company that holds the Lupita Zone, by meeting certain expenditure and option payment requirements by September 30, 2008. A further 14% can be earned by completing a feasibility study and another 5% by putting the project into production, for a total interest in the property of 70%. Aurgoin's 51% interest will be held in trust until it has met the initial terms of the earn-in agreement.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Developments – July 1, 2004 to June 30, 2005

Aurogin entered fiscal 2005 having carried on business exclusively as a Development Stage exploration company, focusing principally on prospective projects in Canada with a growing focus towards Guatemala and to a lesser degree, Nevada, in the United States. Its exploration focus was widespread with no one project representing its principal future strategic direction.

As a result, during fiscal 2004, Aurogin had entered into an agreement to earn a 100% interest in the Rambler Copper-Gold Project in Baie Verte, Newfoundland, Canada. However, during fiscal 2005 management abandoned any plans for future exploration on this project and all of the related property acquisition costs and deferred exploration expenditures were written off.

On October 1, 2004, Aurogin entered into an agreement to earn a 50% interest in the Nicholas Denys property in New Brunswick, Canada and on April 12, 2005, Aurogin entered into an agreement to earn a 100% interest in the Lone Mountain property in Eureka County, Nevada, United States. These properties represented part of an inventory of exploration prospects which Aurogin hoped would lead to a flagship project.

On August 4, 2004, Aurogin entered into an agreement with a private Guatemalan company to earn a 50% interest in the El Sastre property, located 30 km northeast of Guatemala City. In late March 2005, Aurogin completed an Independent Technical Report on the El Sastre Project (the "El Sastre Report") estimating the property's first National Instrument ("NI") 43-101 resources. The El Sastre Report established a mineral resource estimate comprised of 370,000 tonnes grading 4.14 grams per tonne gold ("g/t Au") containing approximately 49,000 ounces in an indicated category and 1,165,000 tonnes grading 3.13 g/t Au containing approximately 117,000 ounces in an inferred category. Aurogin also prepared an Environmental Impact Assessment ("EIA") on the property.

In order to finance its growing pipeline of projects, on November 26, 2004, Aurogin closed three private placements for total gross proceeds of CDN$455,000 as follows:

(a) CDN$200,000 with the MineralFields Group, consisting of 2,000,000 units at a price of CDN$0.10 per unit, each unit consisting of one "flow-through" common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional ordinary common share at a price of CDN$0.12 until November 12, 2005, and thereafter at a price of CDN$0.14 until November 12, 2006. An additional 200,000 share purchase warrants, having the same terms as disclosed above, were issued in payment of a finder's fee. All 2,200,000 warrants were eventually redeemed at a price of CDN$0.14 for gross proceeds of CDN$308,000.

(b) CDN$55,000 consisting of 550,000 units at a price of CDN$0.10 per unit, each unit consisting of one "flow-through" common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional ordinary common share at a price of CDN$0.15 until November 12, 2006. All 550,000 warrants were eventually redeemed for gross proceeds of CDN$82,500.

(c) CDN$200,000 with Endeavour Flow-Through (2004) Limited Partnership ("Endeavour"), consisting of 2,000,000 units at a price of $0.10 per unit, each unit consisting of one "flow-through" common share and one share purchase warrant, with each warrant entitling the holder to purchase one additional ordinary common share at a price of CDN$0.12 until November 22, 2005, and thereafter at a price of CDN$0.14 until November 22, 2006. An additional 160,000 units were issued to Strand Securities Corporation in payment of a finder's fee, each unit consisting of one ordinary common share and one share purchase warrant, with the warrants having the same terms as the warrant issued to Endeavour. All 2,160,000 warrants were eventually redeemed at a price of CDN$0.14 for gross proceeds of CDN$302,400.

No money was raised during fiscal 2005 through the exercise of warrants or stock options.

Developments – July 1, 2005 to June 30, 2006

Aurogin began fiscal 2006 raising additional funds and during the fiscal year, Aurogin completed four financings, issuing a total of 18,420,000 common shares and 20,436,666 common share purchase warrants for gross proceeds of CDN$2,395,200 as follows:

(a) on July 15, 2005, Aurogin completed a non-brokered private placement of 4,586,666 units at CDN$0.06 per unit for gross proceeds of CDN$275,200, of which CDN$130,000 was received in fiscal 2005 and CDN$145,200 in fiscal 2006. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at CDN$0.10 until July 15, 2007. To date, 4,419,999 of these warrants have been redeemed for gross proceeds of CDN$442,000.

(b) on October 7, 2005, Aurogin completed a non-brokered private placement with Morgain of 1,000,000 common shares at CDN$0.15 per share for gross proceeds of CDN$150,000.

(c) on January 3, 2006, Aurogin completed a non-brokered private placement of 10,000,000 units at CDN$0.10 per unit for gross proceeds of CDN$1,000,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.20 until January 3, 2008. Aurogin paid CDN$65,000 and issued 650,000 common share purchase warrants as an Agent commission. Each warrant entitles the holder to purchase an additional common share at CDN$0.10 until July 3, 2007. All of the Agent warrants were redeemed for gross proceeds of CDN$65,000. To date, 4,600,000 of the warrants contained within the units have been redeemed for gross proceeds of CDN$920,000.

(d) on April 20, 2006, Aurogin completed a non-brokered private placement of 5,000,000 units at CDN$0.22 per unit for gross proceeds of CDN$1,100,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.36 until April 20, 2008. Aurogin paid CDN$59,500 in finder's fees as share issue costs. To date, 182,000 of these warrants have been redeemed for gross proceeds of CDN$65,520.

During fiscal 2006, Aurogin received proceeds of CDN$880,900 from the exercise of 6,400,000 warrants and CDN$12,500 from the exercise of stock options.

At its flagship property, the 50% owned El Sastre gold project, Aurogin continued exploration and development work and completed its obligation to spend $1,000,000 in development expenditures with construction of the mine ongoing.

Aurogin added significantly to its pipeline of exploration properties by finalizing agreements in September 2005 to earn up to 70% in each of the Bridge and Lupita gold projects in Guatemala, adjacent to the El Sastre main zone mineral deposit. In February 2006 Aurogin completed a NI 43-101 Technical Report on the Lupita and Bridge properties (the "Lupita Report"). The Lupita Report established the first mineral resource estimate on the Lupita property comprised of 13 million tonnes grading 1.24 g/t Au containing approximately 518,000 ounces in an inferred category.

In addition to its financing and operating achievements during the year, Aurogin considerably expanded its management team. These additions spanned corporate development, engineering, exploration, finance and investor relations.

Developments – July 1, 2006 to December 31, 2006

Aurogin changed its fiscal year end from June 30 to December 31 and changed its functional and reporting currency from the Canadian dollar to the United States dollar.

In July 2006, Aurogin's Guatemalan subsidiary received the final operating permit for the El Sastre gold project. In October 2006, Aurogin completed construction of the El Sastre main zone gold mine and commenced leaching. On December 28, 2006, Aurogin sold its first production from the mine and ceased to be a Development Stage exploration company.

During the six-month period, Aurogin completed drill programs on the Bridge and El Arenal Zones and at the El Sastre Main Zone gold mine.

In July 2006, Aurogin finalized an agreement, giving Aurogin the option to earn a 100% interest in 29 additional claims on the Lone Mountain property in Nevada, United States.

During the six-month period ended December 31, 2006, Aurogin raised $848,897 (CDN$946,520) from the exercise of 5,582,000 common share purchase warrants and $212,166 (CDN$240,300) from the exercise of 2,322,000 stock options.

Developments Subsequent to December 31, 2006

On March 5, 2007, Aurogin and Morgain Minerals Inc. ("Morgain") jointly announced the approval of a letter of intent to combine the two companies to create a new gold producer. On July 18, 2007, Aurogin and Morgain announced that they had entered into a formal amalgamation agreement to merge the two companies to form Castle Gold. See "The Amalgamation" in the Joint Information Circular for more details.

On April 24, 2007, Aurogin announced that it had filed an Independent Technical Report and Mineral Resource Estimate dated April 2, 2007 (the "Bridge Report") for its Bridge deposit in Guatemala. The Bridge Report established the first mineral resource estimate on the property comprised of 1.26 million tonnes with a capped grade of 1.71 g/t Au containing 69,700 ounces in an inferred category. The Bridge Report also proposed a recommended exploration program. The program costs will be part of Aurogin's 2007 expenditure requirement on the property and are expected to be funded from cash flow from operations.

On May 9, 2007, Aurogin announced that it had filed an independent technical report titled "March 2007 Update Report, El Sastre Exploitation Licence, Guatemala" dated March 30, 2007 (the "El Sastre Update Report") for its El Sastre main zone gold mine and the El Arenal zone. The El Sastre Update Report established the first mineral reserve estimate for the El Sastre main zone gold mine comprised of 868,000 tonnes grading 2.45 g/t Au for 68,500 contained ounces of probable reserves. It also estimated inferred mineral resources on the El Sastre main zone of 1.44 million tonnes grading 2.2 g/t Au for 102,000 contained ounces and 1.83 million tonnes grading 1.3 g/t Au for 76,000 contained ounces of inferred mineral resource estimate on the El Arenal zone. This was the first resource estimate for El Arenal. The El Sastre Update Report recommended additional drilling and trenching of the El Sastre Main and El Arenal zones. The reserves in the El Sastre Update Report were calculated using a gold price of $500 per ounce.

On May 16, 2007, Aurogin announced that it had begun an exploration drill program at its 100% owned Lone Mountain property in Eureka, Nevada. Aurogin expects to drill five holes for a total of 1,000 meters.

On May 31, 2007, Aurogin announced first quarter 2007 gold production of 3,008 ounces from its El Sastre Main Zone gold mine and gold sales of 1,241 ounces at an average realized price of $665 per ounce.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business of Aurogin

Aurogin is engaged in the production of gold and related activities including exploration and acquisition of gold-bearing properties, development and processing. Aurogin's gold production activities are carried on in Guatemala while exploration activities are carried out principally in Guatemala, the United States and Canada.

In March 2007, Aurogin commissioned Toren Olson Consulting to prepare an independent Technical Report, prepared in compliance with National Instrument 43-101, for properties contained within the El Sastre Licence of

Exploitation. The report recommends that Aurogin continue diamond drilling and trenching the El Sastre Main Zone in order to upgrade the existing estimated mineral resources and to extend those resources.

El Sastre Exploitation Licence, Guatemala – Project Summary

Aurogin, through its 50% owned subsidiary, Rocas el Tambor, owns the El Sastre Exploration Licence, in Guatemala.

The information contained in this section has been largely summarized from or is incorporated by reference from the technical report (the "El Sastre Update Report") entitled "March 2007 Update Report, El Sastre Exploitation Licence, Guatemala" dated March 30, 2007. The El Sastre Update Report was prepared in compliance with NI 43-101 by Toren K. Olson, P. Geo., of Toren Olson Consulting, with the assistance of Darren Koningen, P. Eng., Vice-President, Engineering of Aurogin, and Neil Gow, P. Geo., Vice-President, Exploration of Aurogin. The El Sastre Update Report is filed on SEDAR and Aurogin Shareholders are urged to read this report in its entirety at www.sedar.com.

Property Description and Location

Aurogin has earned a 50% equity interest in the Licence of Exploitation, numbered SEXT-591 that covers the El Sastre property. Under Guatemalan Mining Law, the Licence was granted to Rocas el Tambor, a private Guatemalan company that is jointly owned by Aurogin and private Guatemalan interests. Currently, the project is managed by Rocas el Tambor. Under the agreement, the Board of Rocas el Tambor includes two members designated by Aurogin and two members designated by the Guatemalan partners.

The approximate centre of the property is located at about UTM Coordinates 790,500E and 1,638,000N and has an area of 271 ha. The boundaries of the property have not been surveyed and no survey is required under Guatemalan Mining Law. Aurogin has received all required permits to allow mining and processing of the El Sastre Main Zone. Rocas el Tambor is required to pay a 1% royalty to the Municipal and Provincial Governmental Authorites under Guatemalan Mining Law. There are no other royalties, back-in rights, payments or other agreements owing to any other third party.

Rocas el Tambor has acquired surface rights for the mining and treatment area for much of the El Sastre Main Zone

Property taxes for the surface rights are US$80.00 (600 Quetzals) annually while taxes for the mineral property are US$480.00 (3,600 Quetzals) annually.

The El Sastre Licence is permitted to allow mining under the environmental laws of Guatemala. To the best of Aurogin's knowledge, there are no known outstanding environmental issues regarding the El Sastre Exploitation Licence.

Accessibility, Climate, Local Resources, Intrastructure and Physiography

The highway from Guatemala City to the main Caribbean port, Puerto Barrios crosses the southern part of the Licence. The property is located about 37 km northeast of Guatemala City. Aurogin has upgraded the road from the highway to the mine. This unpaved road can handle most transport trucks and vehicles.

Guatemala City is a modern city with international air service to the United States and other Central American countries. A narrow gauge railway line joining Guatemala City to Puerto Barrios passes near the northern margin of the property.

The climate is subtropical with a dry season between December and May and a wet season between June and November. The annual rainfall is about 800 mm. Temperatures in Guatemala City are comparatively stable. December is the coolest month with maxima of about 22°C and minima of about 13°C. May is the warmest month with maxima of about 29°C and minima of about 16°C.

Guatemala has a limited mining history, but skilled labour is available because there are other heavy industrial operations nearby that include a large cement plant and associated quarry. Heavy mining equipment is available locally. There is an adequate pool of unskilled labour. Water and electrical power are readily available.

The regional centre closest to the project areas is Sanarate, which has a population of about 100,000. Local people are geneally involved in agriculture and small businesses. Sanarate also serves at the base for employees of a large, limestone quarrying operation and cement production plant, located between Sanarate and the El Sastre Exploitation Licence.

Aurogin has constructed an open pit mine, heap leach pad and a gold recovery plant. Mine office buildings and an assay laboratory have also been constructed. Power to the operation is provided by a diesel-fired generator at the mine site.

Elevations within the area vary between 300 m in the river valleys to greater than 1,500 m on the ridges, although much of the property is not steep. Arable land near streams is typically under crops while poor land is covered with scrub and pine forests and used as marginal grazing land.

Relatively, there is a shortage of flat ground for leach pad construction. The situation is being rectified by constructing several leach pads over a period of time, rather than one large central leach pad.

History

El Sastre Main Zone

There are no records of commercial gold production from the El Sastre Exploitation Licence prior to the involvement of Aurogin. A number of small pits, adits and trenches have been noted. Much of this activity is thought to be Spanish Colonial (1500s to 1600s). Based upon the size of these historical activities, the historical production must have been negligible.

Radius Explorations Ltd. ("Radius") acquired the property in 2001 and subsequently entered into a joint venture agreement with a subsidiary of Goldfields Limited ("Goldfields"). Goldfields, the operator of the joint venture completed an extensive trenching, and soil-and-rock geochemical exploration program. In 2002, Goldfields drilled eight, reverse circulation holes on the El Sastre deposit. The joint venture returned the El Sastre property to the vendor.

Aurogin acquired an option to earn an interest in the property in 2004 and completed the following programs the same year (Olson and Paterson, 2005):

- 28 shallow airtrack holes.
- Backhoe trenching, mainly around the margins of the deposit.
- Metallurgical testing programs.

In 2005, an environmental impact study was completed and engineering for the mine commenced. In 2006, 97 diamond drill holes were drilled, a 5,000 sq.m leach pad, ponds and carbon recovery plant were constructed, and test mining and heap leaching of approximately 17,000 tonnes of ore were completed.

At the time of a previous report by Olson et al, 2006, mining had commenced on the El Sastre Main Zone and the recovery plant was in operation. However, gold-in-carbon had not been shipped to a custom stripping plant and no gold had been recovered. Since that time, full operation was achieved.

El Arenal Zone

The El Arenal deposit was located and tested by the Goldfields-Radius joint venture. Work completed by Goldfields-Radius included mapping, a significant program of trenching and the completion of four reverse-

circulation drill holes. While significant mineralization was located, the Goldfields-Radius venture decided to return the property to the vendors.

Geological Setting

Regional Geology

Guatemala is bisected by a generally east-west suture zone, the Motagua-Polochic Fault System ("MPFS") that separates the northern Maya Block from the southern Chortis Block. The suturing event has been dated at about 66 Ma to 70 Ma. The Chortis Block is a sub-plate of the larger Caribbean Plate and has been described by Donnelly (1989) as one certain "exotic terrane". The basement to the Chortis block comprises a series of gneisses called the Las Ovajas Series in Guatemala and a younger, lightly metamorphosed series of limy and shaly, sedimentary rocks.

The El Sastre licence lies within the Chortis Block. Generally, the rocks in southern Guatemala are dominated by three rock sequences: Paleozoic basement rocks; Cretaceous to Tertiary sediments that include the El Tambor ophiolitic rocks and overlying platformal carbonates and a rift-facies red-bed unit; and Tertiary to Recent volcanic and volcaniclastic rocks. All of these units, other than the recent volcaniclastic rocks, have been deformed and are cut by coeval and younger intrusions.

Local Geology

Rocks south of the MPFS are dominated by volcanic and volcaniclastic rocks of the Pacific Volcanic Belt. The pre-Tertiary rocks were folded and subsequently faulted into basins that parallel the trend of the Guatemalan mountains. Tertiary volcanism is centred within the elongate basins parallel to the trend of the MPFS. These basins developed as graben structures and are marked by thick red bed sequences.

As well as Tertiary volcanic rocks, which are areally extensive, Pliocene to Recent flows, and pyroclastic rocks are also widespread.

Property Geology

El Sastre Main Zone

The El Sastre Main Zone is primarily underlain by amphibolite schist and phyllites of the El Tambor Formation. Schistosity and cleavage dip is predominantly southwest throughout the property. Amphibolite schist hosts the El Sastre, El Arenal, Escondida, LTR Norte and Melissa deposits and prospects. The amphibolites are well-foliated, fine- to medium-grained, and medium green in colour where fresh and dark green where altered. Chlorite, biotite and epidote are also present, which, along with actinolite and tremolite, are interpreted to represent retrograde greenschist facies metamorphism after initial lower amphibolite facies metamorphism. Metamorphic quartz veins and boudins are common within these amphibolites. The protoliths for the amphibolites are believed to mafic volcanic rocks. Light grey to grey-brown phyllitic rocks are strongly foliated, fine- to medium-grained, and strongly altered to sericite, clay and Fe-oxides, particularly in mineralized zones.

Mineralized zones on the property are structurally controlled, apparently by thrust faulting. Foliation sub-parallel to the thrust faults have been noted in the El Sastre Main and El Arenal zones. Relative timing of these faults is generally not known, but an exposure in the El Sastre Main Zone exhibits one of these shallow north-northeast dipping faults cutting a foliation-parallel shear (Figure 7-3). Later episodes of faulting are also present and appear to truncate and/or displace mineralization. These block faults strike 150° to 200° and dip moderately.

El Arenal Zone

The El Arenal deposit may lie at a similar stratigraphic level to the El Sastre Main Zone. Mineralization is hosted in tan to brown, ochry, weathered rock. This material is within less weathered, green, volcaniclastic rocks.

Much of the mineralization at El Arenal is flat-lying, although areas of gentle folding are apparent from diamond drill results and the Radius mapping. The deposits are further deformed by steep faults that dismember the mineralization. Maximum movement appears to be about 10 m to 20 m.

Deposit Types

While no detailed academic studies have been completed on the deposits within the El Sastre Exploitation Licence to date, the deposits are considered to belong to a group of deposits described by Goldfarb et. al. (2005) as 'orogenic gold deposits'. These deposits may occur in different time intervals and are typically areally concentrated. The most recent group of deposits is concentrated in the circum-Pacific Cordilleran-style orogens in rocks that are typically between 600 Ma and 50 Ma.

These deposits are characterized by the following attributes:

- They occur in metamorphic terranes located adjacent to first-order, deep-crustal fault zones.
- Ores occur as vein-fill of second- or third-order shears and faults.
- Mineralization styles vary from stockworks and breccias in shallow, brittle regimes (El Sastre) to replacement- and disseminated-type orebodies in deeper, ductile environments.
- Most orogenic deposits occur in greenschist facies rocks.
- Most orogenic gold deposits contain 2% to 5% sulphide minerals and gold fineness >900. Arsenopyrite and pyrite are the dominant sulphide minerals.
- Alteration varies with host rocks. Carbonates, sulphides, muscovite, chlorite, K-feldspar, biotite, tourmaline and albite are generally present.

Critical to the economic value of the deposits on the El Sastre Exploitation Licence is the fact that they have been oxidized. The rate of weathering is likely to have been affected by the tropical climate and also by the presence of sulphides and carbonate minerals in the primary mineralization.

Mineralization

El Sastre Main Zone

The El Sastre Main Zone consists of a series of shallowly dipping, strongly oxidized and fractured or brecciated tabular bodies from 4 m to 6 m thick that extend over an area of about 600 m by 300 m. Evidence from trenching suggests that there may be stacked or fault-repeated mineralized bodies, although all of the current exploration and mining activities are concentrated in the uppermost deposit. The dominant on the mineralization mapped by Radius appears to be a low angle thrust fault. The mineralization is overlain by up to 15 m of unmineralized amphibolitic rock.

Mineralization is, at least in part, unconsolidated and 'sandy'. Locally, there are areas and blocks of silicified material. Aurogin considers that the friable nature of the mineralization has created core recovery problems that affect the mineral resource and reserve estimate and projections of future production. It is difficult to quantify this problem because of the difficulty of completing a reconciliation at this time.

El Arenal Zone

The mineralization at El Arenal is generally similar to that at the El Sastre Main Zone. Flat-lying, brown, ochry mineralization is enclosed in fresher, green amphibolitic volcaniclastic rocks. The presently defined mineralization extends over an area of about 600 m by 300 m. Mineralization up to about 25 m thick has been identified in the present drilling.

The mineralization is gently to moderately folded. It appears to be separated into a number of blocks by steep faults that are only poorly mapped at present. Maximum throws appear to be of the order of 20 m.

The recovery and grade problems noted at the El Sastre Main Zone also appear to be evident at El Arenal. It is noted that grades obtained in trench sampling are generally higher and more continuous that those obtained by diamond drilling.

Exploration

Other than the diamond drilling discussed below, Aurogin has not completed any other exploration on the El Sastre Exploitation Licence.

Drilling

2006 El Sastre Drilling Program

A drilling program at El Sastre Main Zone was started in July 2006. The initial program consisted of three exploration holes and 38, grade control holes for a total drilled depth of 445 m. The purpose of this program was to define a mining area to provide ore for the first lift on the leach pad. Subsequent to the completion of this program, an expanded drilling program commenced which to date has drilled an additional 56 holes, for a total of 97 holes with a total depth of approximately 1,420 m. The purpose of this expanded program is to improve the understanding of the overall deposit and to define additional ore for the 2007 mine plan. All of the drill hole collars were located by a licenced surveyor.

Aurogin hired Sococo de Costa Rica, S.A. ("Sococo") as the drilling contractor. Sococo brought in a man portable diamond (HQ) core drill for the project.

The diamond drill holes were initially located with GPS and once drilled, were surveyed by Rocas el Tambor's survey crew. Rocas el Tambor's local geologist logged and sampled all holes. All samples were nominally less than 1 m in length and were sent to the BSI Inspectorate America Corporation ("Inspectorate") laboratory in Guatemala City for sample preparation, and subsequently sent to Inspectorate's Reno Nevada laboratory for fire assay. Aurogin and Rocas el Tambor were then provided with e-mail copies and original assay certificates of the results. Rocas el Tambor included standard samples along with the core samples. Inspectorate runs duplicate samples for any samples where the initial results are in excess of 3 g/t Au.

The following table provides a list of typical diamond drill intersections from the El Sastre Main Zone.

TYPICAL DIAMOND DRILL INTERSECTIONS Aurogin Resources Ltd. – El Sastre Main Zone				
Hole #	**From (m)**	**To (m)**	**Length (m)**	**Grade g/t Au**
EXPL-06-01	10.2	18.7	8.5	4.83
EXPL-06-03	12.1	15.5	3.4	4.81
EXPL-06-04	1.2	9.7	8.5	8.04
includes	1.2	7	5.8	11.51
GC-06-01	0	1.2	1.2	1.29
GC-06-02	2.4	2.8	0.4	4.14
GC-06-03	2.3	5.9	3.6	1.11
GC-06-04	0	5.5	5.5	3.93
GC-06-05	0.3	2.8	2.5	7.74

TYPICAL DIAMOND DRILL INTERSECTIONS Aurogin Resources Ltd. – El Sastre Main Zone				
Hole #	**From (m)**	**To (m)**	**Length (m)**	**Grade g/t Au**
GC-06-06	0	4.9	4.9	1.31
GC-06-07	0	3	3	9.43
includes	0	0.8	0.8	27.17
GC-06-08	0	5	5	4.50
GC-06-09	0	4	4	3.00
GC-06-21	6.8	7.1	0.3	0.71
GC-06-22	4.2	7.6	3.4	2.49
GC-06-23	4.8	5.1	0.3	0.76
GC-06-26	1.2	5.7	4.5	3.34
GC-06-28	0.5	1.75	1.25	1.21
GC-06-30	0	0.3	0.3	2.06
GC-06-38	0	0.4	0.4	2.79
GC-06-44	15	16.5	1.5	0.94
GC-06-48	15.8	18.5	2.7	5.79
GC-06-52	13.6	15.5	1.9	0.98

Core recovery was quite variable with a range of between 60% to 100% with an overall average of 80% and 90%. The earlier holes tended to have lower recoveries as the drillers were learning how best to drill this deposit. In areas where the core recovery was low a sample of the drill cuttings was taken, where possible, and assayed.

The core recovery problem is a serious concern. As discussed below, mining grades based on truck sampling and gold recovered in the plant, appear to yield higher gold grades than those obtained from resource modeling exercises. However, Aurogin has been unable to complete a reconciliation to date because of the presence of some harder material that has not been added to the heap to date.

El Arenal Zone

Aurogin carried out a program of ten diamond drill holes within the El Arenal deposit in 2006. One further hole was drilled outside the deposit limits to test an exploration target. Diamond drilling was carried out by Sococo using the same rig and crew that carried out the diamond drilling at the El Sastre Main Zone. Ten holes with an aggregate depth of 486.8 m were drilled within the El Arenal deposit. These holes were all vertical with the deepest hole being 69.9 m. As with the El Sastre Main Zone, all of the diamond drill hole collars were located by a licenced surveyor. Typical thicknesses and grades of mineralization intersected in the 2006 drilling are set out in the following table:

TYPICAL DRILL INTERSECTIONS Aurogin Resources Ltd. – El Arenal Deposit				
Hole ID	**From (m)**	**To (m)**	**Length (m)**	**Grade g/t Au**
AR-06-02	23.0	26.6	3.6	0.67

AR-06-03	41.0	44.0	3.0	2.98
AR-06-03	48.5	50.0	1.5	0.82
AR-06-04	37.3	49.3	12.0	1.84
AR-06-05	23.0	45.2	22.2	1.68
AR-06-06	3.6	6.5	2.9	5.66
AR-06-08	23.0	32.1	9.1	1.30
AR-06-09	16.9	22.6	5.7	1.61

One hole was completed away from the deposit, testing an exploration target. This hole was drilled to a depth of 35 m. It did not intersect economic grades of mineralization.

Sampling Method and Approach

All samples collected to date and referenced in this report have been collected under the supervision of qualified persons. Sampling has been carried out using industry standard practices. The location for each sample in the database is controlled by UTM co-ordinates compiled from a combination of notes, locations plotted on government 1:50,000 topographic maps, data from hand-held GPS units commonly carried by sampling personnel, as well as surveyed locations by Rocas el Tambor's survey crew.

All drill core has been logged for lithology, alteration and mineralization characteristics. Once the core has been logged, it is cut in half, with half sent out for assay analysis and the remaining half retained for future reference. The nominal sample length is 1 m, which is determined by lithology and mineralization characteristics.

Sample Preparation, Analyses and Security

All diamond drill samples are transported by company personnel to Inspectorate's preparation facility in Guatemala City. An inspection of Inspectorate's laboratory facility located in Guatemala City, Guatemala was completed by the authors of the El Sastre Update Report, which included reviewing the sample receiving and identification area, sample drying, splitting equipment and procedures, and preparation of pulps for shipping. All stages of the sample preparation were completed using modern and clean equipment and utilizing industry-standard procedures. The sample preparation protocol followed by Inspectorate has the following steps:

1. The sample is dried.
2. The entire sample is crushed to -10 mesh.
3. About 200 g to 300 g of sample is pulverized to >90% passing -150 mesh.
4. A 90 g sub-sample is cut from the pulverized sample for dispatch to Reno, Nevada.
5. The remainder of the pulverized sample and the reject sample are returned to Aurogin.

The laboratory in Reno utilizes fire assay with atomic absorption follow-up. Higher assays are repeated using a gravimetric finish. In both cases, a one-tonne sample is assayed.

Inspectorate's QA/QC program provides that a minimum 15% of all analyses performed are directly run for quality control. Every tenth sample is repeated and for every 20 samples run, a standard or blank is also analyzed. In addition to this standard quality control, selected high and low values are re-run as checks.

All sample results have been provided to the Authors and the original Geochemical Certificates prepared by the independent labs, for the more recent work, have been inspected.

Data Verification

Aurogin has completed metallic sieve analyses on select mineralized samples from the El Sastre project. The results continue to indicate that normal fire assays are good indicators of the total gold content of the samples. Above 1 g/t Au, both the AA-finish and the gravimetric-finish fire assay values are generally in close agreement with the metallic sieve result.

Check assaying has included the submittal and analyses of field re-samples, pulps, and rejects to secondary independent commercial laboratories. During the 2006 drilling program, a series of 51 sample rejects were sent to CAS de Honduras ("CAS") laboratory to check the results from Inspectorate. In general CAS's results were 6% to 9% higher than Inspectorate's, excluding a few flyers whereby CAS's results were much higher.

Adjacent Properties

Aurogin's Lupita property adjoins the El Sastre Exploitation Licence on the western side. The Lupita property includes a number of mineral occurrences. The best tested deposit, at present, is the Lupita deposit. A mineral resource statement has been prepared for the deposit by Gow (2006).

There are a number of other prospects on the Lupita property that were identified by Radius. To date, Aurogin personnel have not completed any further exploration on these other prospects.

No other companies are known to be active in the areas adjacent to the El Sastre Exploitation Licence at this time.

Mineral Processing and Metallurgical Testing

Prior to the commencement of mine development, Aurogin carried out a significant amount of metallurgical testing as set out in the report by Olson et al, 2006. New testing has been completed on samples of the harder, more siliceous material, which remains in the pit area after being exposed by mining. Testing of four samples was carried out by SGS Mineral Services ("Lakefield") in Lakefield, Ontario. Four samples were prepared by Lakefield using different crush sizes. The results of the testing are summarized in the following table.

LEACH TESTING OF CRUSHED MATERIAL
Aurogin Resources Ltd. – Sastre Main Zone Deposit

Sample ID	Crush Size (in.)	Reagent Consumption		Final Gold Extraction %	Head Grade g/t Au	Residue Grade g/t Au
		NaCN kg/t	CaO kg/t			
CN-1	-1.5	0.49	0.80	87.35	1.23	0.16
CN-2	-1	0.78	0.90	92.7	1.03	0.08
CN-3	-3/4	0.88	0.99	90.5	0.95	0.09
CN-4	-1/2	1.04	1.10	92.4	1.06	0.08

These results are interpreted by Aurogin to mean that acceptable gold recoveries can be obtained from the hard material by crushing prior to leaching.

Initial metallurgical testing has demonstrated that metallurgical recoveries similar to El Sastre Main Zone can be achieved at El Arenal.

Mineral Resource and Mineral Reserve Estimates

El Sastre Main Zone

General

Olson prepared a resource model for the El Sastre Main Zone area using Gemcom software. Drill hole and assay data were entered into a database and information checked against assay sheets and survey records. A second database was constructed utilizing all of the data in the initial database, plus trench samples and reverse-circulation drill holes. Data from 123 diamond drill holes and 8 reverse circulation holes were used in preparing the estimate. By the time that these modeling exercises were under way, mining was progressing on the El Sastre Main Zone. It was possible to compare various model runs with data available from truck sampling and for recovered gold in the plant.

Capping

All assays were caped at 15 g/t Au.

Methodology

The final resource model utilized a constrained model at a cut-off grade of 0.30 g/t Au. Variograms were produced for both of the databases. The characteristics of the variograms are described in the following table.

VARIOGRAM DATA Aurogin resources Ltd – El Sastre Main Zone			
Variogram	**Range (m)**	**Sill (m)**	**Nugget (m)**
Drill Data	30.5	2.75	3.05
All Data	24.5	4.20	2.20

A range of 30 m was used in the final resource estimate. Olson notes that different orientations did not affect the variograms. Samples in the final model are not composited. The minimum number of samples used in the interpolation was set at two and the maximum number was set at 12.

Results

The estimate completed by Olson and dated December 31, 2006 produced the mineral reserves and mineral resources set out in the following table.

MINERAL RESERVES AND MINERAL RESOURCES Aurogin Resources Ltd. – El Sastre Main Zone			
Category	**Tonnes**	**Grade g/t Au**	**Ounces**
Probable Mineral Reserves	868,000	2.45	68,500
Note: All of the indicated mineral resources have been converted to Probable Mineral Reserves			
Inferred Mineral Resources	1,440,000	2.2	102,000

The following parameters were included in the estimation model;

- Gold price US$500

- Metallurgical recovery 80%
- Waste mining cost US$1.70/tonne
- Mining cost for material to the heap is US$3.00/tonne
- Process cost of US$3.59 (including US$0.52 for refining)/tonne treated.
- Administration cost of US$3.00/tonne for tonnes delivered to the heap.
- Crushing cost of US$2.60/total tonne crushed.
- 45° pit slopes
- 2 m benches

The stripping ratio for the probable reserves is 0.80:1.

El Arenal Zone

General

An initial mineral resource statement has been prepared for the El Arenal deposit. The resource estimate is based on the results of three, reverse-circulation drill holes and more than twenty trenches that were completed by Radius and ten, diamond drill holes that were drilled by Aurogin. As noted above with the El Sastre Main Zone, the El Arenal deposit is comprised of soft, weathered material hosted in harder mafic tuff. A similar trend was noted with the El Arenal results, in that the trench data tended to yield higher grades than were obtained in the diamond drill results and the reverse circulation holes of Radius.

A cut-off grade of 0.25 g/t Au was applied at El Arenal. This value was obtained from the cost data for the El Sastre Main Zone.

The mineral resource estimate was prepared using a polygonal methodology. Values were joined between holes internally, while the mineralized body was extended about 25 m outside the drill holes.

Capping

The total number of assays remains low for the El Arenal property. The database did not contain high outlier values. A statistical appreciation for the El Sastre Main Zone yielded a capping value of 15 g/t Au. If this capping value is applied to El Arenal, no values are affected. At this time, no capping value is applied. Further, no capping of the database is considered necessary at the present time.

Results

The results of the estimation of mineral resources within the El Arenal deposit show the presence of 1.83 million tonnes grading 1.3 g/t Au and containing 76,000 oz of gold. As noted above, the values both capped and uncapped are the same. This mineral resource has not been closed off, particularly to the south and east. In a property-wide sense, there is considered to be potential to join the mineralization at El Arenal to the southern limits of the El Sastre Main Zone. A significant amount of exploration will be required to test this hypothesis.

Classification

The mineral resource at el Arenal is classified as an inferred mineral resource because the drill testing is still widely spread. Further testing will be required to improve the level of classification of the mineral resource.

Mining Operations

As noted in the report by Olson et. al., 2007, mining started on 20 September, 2006 in the south central part of the pit area at an elevation of 890 m. The target for this initial mining was to provide 15,000 tonnes to 20,000 tonnes of ore for the first lift on the leach pad. Mining has continued since that time.

Rocas el Tambor is using a mining contractor, Sococo, to do the mining and other site earth works projects. Sococo has provided the following equipment for the project:

1 - Deere 200CL excavator
1 - CAT 330 excavator
1 - CAT 966 loader
5 - CAT D25C haul trucks
1 - CAT D8 dozer
2 - CAT D6 Dozers
1 - CAT 12G grader
2 - CAT compactors

Mining has proceeded on 2 m benches. While mining, a combination of drill hole assays and visual ore controls were used to define ore mining boundaries. Production figures to the end of February 2007 are shown in the following table

MINE PRODUCTION, 2006 AND JANUARY AND FEBRUARY, 2007 Aurogin Resources Ltd. – El Sastre Main Zone		
Ore Mined (tonnes)	**Grade g/t Au**	**Waste Mined (tonnes)**
53,000	3.3	113,000

During the mining, approximately 30% of the ore material was too hard to mine without blasting and/or crushing. Therefore, this material was left behind in the mining area for later mining and processing. Metallurgical test work discussed above has shown that acceptable gold recoveries can be obtained from this material provided that the hard material is crushed prior to loading on to the pad. Aurogin plans to install a contract crusher to treat the hard material. This hard material is not listed as either ore or waste in the table for Mine Production, 2006 and 2007 presented above.

Recoverability

Aurogin's recovery plant is working at close to planned capacity and potential. Recoveries for production to February 28, 2007 were 77% compared to a planned recovery of 80%. At the end of February, the area being leached was still producing gold. With complete leaching, the recoveries are likely to reach the planned level.

Aurogin has expanded the leach pad that was in use at the time of the report by Olson et al. (2006).

Market

The principal commodity at the El Sastre Main Zone is gold. This commodity is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Aurogin has used a gold price of $550 per ounce for the Financial Model below.

Contracts

Gold Sales

Aurogin has not entered in to any long-term sales agreements, forward or derivative contracts in regard to the sale of gold. Aurogin intends to sell its gold in the spot market.

Mining

Mining and other earthworks are carried out by Sococo. Rocas el Tambor is billed monthly at specific hourly rates for the number of hours used per each individual piece of equipment and for actual diesel usage. Diamond drilling performed by Sococo is billed on a fixed rate per metre (plus extras). It is a standard contract and Rocas el Tambor has no obligations or liabilities going forward.

Carbon Stripping and Refining

Loaded carbon is currently shipped to Metals Research Corporation, a custom stripping facility in Idaho, where doré is produced and the carbon shipped back to Guatemala. The doré is shipped to Metalor Technologies USA, a refiner in Massachusetts, U.S.A. for final processing. Aurogin does not have any long-term contracts with the stripper or refiner. All the contract services noted above are at rates that fall within the industry norms.

Environmental Considerations

The Guatemala Ministry of Energy and Mines granted Rocas el Tambor, Aurogin's 50% owned Guatemalan subsidiary, a License of Exploitation in July 2006, valid for a period of 25 years (and extendable at the request of Rocas El Tambor for a further 25 years). As part of the Guatemalan mine permitting process, Rocas el Tambor submitted an Environmental Impact Assessment ("EIA") in May 2005, and received the Resolution of the Guatemalan Ministry of the Environment and Natural Resources approving this EIA in August 2005. Granting of the License of Exploitation was the final step in the Guatemalan mine permitting process.

The project is a "zero-discharge" facility built to the highest standards of safety and environmental considerations. A $30,000 reclamation bond was posted and new bonds totalling $30,000 per year will be required. The cost of a $30,000 bond is about $1,300. It is estimated that total reclamation and revegetation costs will be in the order of $100,000 to $150,000, if all the areas covered by indicated or inferred resources are mined.

Taxes

Operating costs include a 1% royalty applicable under Guatemalan mining law, Aurogin can elect annually to have income taxes applied as either 30% of net income or 5% of revenue. Rocas el Tambor elected to pay 5% of revenue for 2006 and has maintained this election for 2007.

Capital and Operating Cost Estimates

Aurogin is producing gold. The heap leaching facilities and carbon recovery plant are all operating at design. Gold stripping and doré production are being carried out at a custom stripping plant in Idaho. The total cost of the project to be depreciated over the life of the mine is about US$3.9 million.

Total cash operating costs per ounce of gold sold averaged $267 per ounce for the ounces recovered in 2006 and the first quarter of 2007 from the first 33,000 tonnes placed on the leach pad in the fourth quarter of 2006.

Economic Analysis

Future, annual cash flows have been estimated based on production, mineral reserve grade, and tonnages and cost estimates presented previously. The discounted cash flow technique has been applied to these cash flows in order to evaluate the potential economics of the El Sastre Main Zone.

A cash flow model was developed based on the available mineral reserves. None of the inferred mineral resources are included in the model. A gold price of US$550 was used for the economic analysis. On the basis of the model set out in the following table, the El Sastre Main Zone is expected to yield an after-tax, undiscounted cash flow of US$16,173,327 over an operating life of about 2.9 years. This corresponds to a positive after-tax, net present value (NPV) of US$13,878,295 at a discount rate of 8% per year.

CASH FLOW MODEL
Aurogin Resources Limited - El Sastre Main Zone

	2007	2008	2009	2010	2011	Total
Cash In						
Revenue (US$)	10,362,447	10,362,447	9,248,829	0	0	29,973,723
Cash Out						
Capital Cost (US$)	830,000	0	0	0	0	830,000
Sustaining Capital (US$)	200,000	0	0	0	0	200,000
Operating Cost (US$)	3,834,907	3,834,907	3,601,896	0	0	11,271,710
Taxes (US$)	518,122	518,122	462,441	0	0	1,498,685
Total Cash Out (US$)	*5,383,029*	*4,353,029*	*4,064,337*	*0*	*0*	*13,800,395*
Cash Flow (US$)	4,979,417	6,009,417	5,184,492	0	0	16,173,326
NPV (8%)	13,878,295					13,878,295

A sensitivity analysis has been run on the Base Case to determine the effect of the key financial statistics if the following parameters change:

- Gold price change of US$500, US$600 and US$650.
- Operating cost: 10% increase
- Reserve increase of 10%, 50% and 75%.
- Gold recoveries of 75% and 85%.

Sensitivity results are presented in the following table. These results are considered to show that the El Sastre Main Zone operation is financially robust.

SENSITIVITY ANALYSIS
Aurogin Resources Limited - El Sastre Main Zone

Parameter Changed	Undiscounted Cash Flow (US$)	NPV at 8% Discount Rate (US$)
Base Case: No Changes	$16,173,327	$13,878,295
Gold price to $500.00/oz	$13,611,936	$11,671,773

Gold Price to $600.00/oz	$18,734,717	$16,084,817
Gold price to $650.00/oz	$21,296,108	$18,291,340
Operating cost increase: 10%	$15,046,156	$12,908,500
Reserve increase: 10%	$18,330,206	$15,512,173
Reserve increase: 50%	$26,576,961	$21,466,739
Gold recovery to 75%	$14,427,556	$12,374,393
Gold recovery to 85%	$17,919,098	$15,382,198
Grade increase: 10%	$18,966,560	$16,284,540
Grade increase: 40%	$27,346,261	$23,503,273

Mine Life

Mine life is currently about 2.9 years based on the outlined mineral reserves. If Rocas el Tambor is successful in upgrading the inferred resources, this could add another 4 years to the mine life.

Interpretation and Conclusions

Aurogin has developed a heap-leach gold-mine in Guatemala. Mining is continuing and leaching is proceeding as planned. At the end of February 2007, Aurogin had loaded 53,399 tonnes of material onto the leach pads. Aurogin continues to use carbon columns to recover gold with the loaded carbon transported to a custom stripper in Idaho, U.S.A. Aurogin is using a custom refiner in Massachusetts, U.S.A.

Aurogin has completed diamond drilling on the El Sastre Main Zone and on a separate zone El Arenal. Mineral reserves and mineral resources have been estimated for the zones. The results of these estimates are summarized below in the following table.

MINERAL RESERVE AND MINERAL RESOURCE SUMMARY **Aurogin Resources Ltd. – El Sastre Main Zone and El Arenal Zone**			
Classification	**Tonnes**	**Grade g/t Au**	**Ounces**
Probable Mineral Reserves			
El Sastre Main Zone	868,000	2.45	68,500
Total	**868,000**	**2.45**	**68,500**
Inferred Mineral Resources			
El Sastre Main Zone	1,440,000	2.2	102,000
El Arenal Zone	1,830,000	1.3	76,000
Total Inferred Mineral Resources	**3,270,000**	**1.7**	**178,000**

Aurogin considers that some of the inferred mineral resources may be converted to mineral reserves with further testing.

Recommendations

Aurogin is continuing to operate mining operations on the El Sastre Main Zone. In the second half of 2006, Aurogin completed diamond drilling on the El Sastre Main Zone to upgrade part of the inferred mineral resources to mineral reserves. A new estimate of mineral resources and mineral reserves is set out above.

It is recommended that Aurogin continues diamond drilling and trenching of the El Sastre Main Zone area to continue to upgrade the mineral resources and to extend the existing mineral resources.

Aurogin completed a ten-hole, diamond drilling program on the El Arenal deposit. The existing mineral resource will need further testing to attempt to upgrade it to a higher level of mineral resource classification. The existing deposit has not been closed off, particularly in the east and south. Further diamond drilling and trenching is recommended to meet these objectives.

The work recommended for the El Sastre Main Zone area and for El Arenal are part of a single stage of work. The recommended work is not contingent on other exploration. However, it should be noted that ultimate control of any further work programs rests with the Board of Rocas el Tambor.

RECOMMENDED PROGRAM **Aurogin Resources Ltd. – El Sastre Exploitation Licence**	
Item	**US$**
1. Diamond drilling El Sastre Main Zone – 50 holes of 50 m at Can$175/m	375,000
2. Trenching, El Sastre Main Zone	25,000
3. Diamond drilling El Arenal Zone – 30 holes of 50 m atCan$175/m	225,000
4. Trenching, El Arenal	20,000
Subtotal	645,000
Contingency (10%)	65,500
Total Budgeted Amount (rounded)	**710,000**

Bridge Zone, Guatemala – Project Summary

Aurogin has the right to earn an initial 51% interest in Rocas Bridge S.A., a Guatemalan company that holds the Bridge Zone deposit, by meeting certain expenditure and option payment requirements by September 30, 2007. A further 14% may be earned by Aurogin completing a feasibility study, and another 5% may be earned by Aurogin putting the project into production, for a total interest in the property of 70%. Aurogin's initial 51% interest will be held in trust until it has met the initial terms of the earn-in agreement.

The information contained in this section has been largely summarized from or is incorporated by reference from the technical report (the "Bridge Report") entitled "Independent Technical Report and Mineral Resource Estimate, Bridge Deposit, Guatemala" dated April 2, 2007. The Bridge Report was prepared in compliance with National Instrument 43-101 by Toren K. Olson, P.Geo., of Toren Olson Consulting, with the assistance of Neil Gow, P.Geo., Vice-President, Exploration of Aurogin. The Bridge Report is filed on SEDAR and Aurogin Shareholders are urged to read this report in its entirety at www.sedar.com.

Property Description and Location

Aurogin has negotiated an option agreement in regard to the Bridge Exploration Licence, numbered SEXR-855, with Guatemalan private individuals. The Bridge Licence is centred at about 785,000E and 1,636,500N UTM and

has an area of 16.81 km^2. Under the terms of the option agreement, Aurogin may earn a 51% equity interest in the Bridge property by meeting certain work and payment conditions.

Under the agreement, Aurogin is required to make work expenditure payments of $500,000 by September 30, 2007.

Aurogin is also required to make cash option payments and share option payments by specific dates. Outstanding payments include the cash payment of $100,000 by September 30, 2007 and the issuance of 200,000 shares by December 2007.

Under the agreement, Aurogin may earn a further 14% equity interest by completing a feasibility study by December 31, 2009 and another 5% equity interest by putting the project into production by December 31, 2011.

Aurogin has acquired the surface rights to the area overlying the Bridge deposit.

To the best of Aurogin's knowledge, there are no known environment problems associated with the Bridge Licence.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Bridge property lies about 4 km west of the El Sastre Main Zone gold mine. The property is accessed by local roads from the town of San José de Golfo.

The climate is subtropical with a dry season between December and May and a wet season between June and November. The annual rainfall is about 800 mm. Temperatures in Guatemala City are comparatively stable. December is the coolest month with maxima of about 22°C and minima of about 13°C. May is the warmest month with maxima of about 29°C and minima of about 16°C.

Guatemala has a limited mining history but skilled labour is available because there are other heavy industrial operations nearby, including a large cement plant and associated quarry. Heavy mining equipment would have to be imported. There is an adequate pool of unskilled labour. Water and electrical power are readily available.

The regional centre closest to the project area is Sanarate which has a population of about 100,000. Local people are generally involved in agriculture and small businesses. Sanarate also serves as the base for employees of a large, limestone quarrying operation and cement production plant, located between Sanarate and the El Sastre Licence.

Aurogin has not constructed any infrastructure on the Bridge property. The Company maintains an office and core storage area in the town of San José de Golfo

The property is locally steep. Elevations range from about 300 m in the bottom of the Rio Las Cañas valley to about 1,500 m on the higher ridge lines. Some land within the Exploration Licence is under agriculture, typically grazing and some cash crops. There is no agriculture adjacent to the Bridge property.

History

The Bridge deposit was discovered by personnel from Radius. The company is reported to have instituted a program of visiting all known areas of hot spring activity in the isthmus area of Central America. Radius completed geological mapping, regional and local soil sampling and drilled five, reverse circulation, drill holes. The best intersection obtained in BRRC005 was 19.81 m grading 4.04 g/t Au.

Radius subsequently dropped the property.

Aurogin acquired an option on the property in 2005. Exploration work completed by Aurogin is disclosed below. Aurogin has not completed any new regional or property mapping.

Geological Setting

Aurogin has not completed any new regional or property mapping.

Regional Geology

Guatemala is bisected by a generally east-west suture zone, the Motagua-Polochic Fault System ("MPFS") that separates the northern Maya Block from the southern Chortis Block. The suturing event has been dated at about 66 Ma to 70 Ma. The Chortis Block is a sub-plate of the larger Caribbean Plate and has been described by Donnelly (1989) as one certain "exotic terrane". Basement to the Chortis block are a series of gneisses called the Las Ovajas Series in Guatemala and a younger, lightly metamorphosed series of limy and shaly sedimentary rocks.

The Bridge licence lies within the Chortis Block. Generally, the rocks in southern Guatemala are dominated by three rock sequences; Paleozoic basement rocks, Cretaceous to Tertiary sediments that include the El Tambor ophiolitic rocks and overlying platformal carbonates and a rift-facies red-bed unit, and Tertiary to recent volcanic and volcaniclastic rocks. All of these units (other than the Recent volcaniclastic rocks) have been deformed and are cut by coeval and younger intrusions.

Rocks south of the suture are dominated by volcanic and volcaniclastic rocks of the Pacific Volcanic Belt. The pre-tertiary rocks are reported to have been folded and subsequently faulted into basins that parallel the trend of the Guatemalan mountains. Tertiary volcanism is centred within the elongate basins parallel to the suture zone.

These basins are reported to have developed as graben structures and to be marked by thick, red bed sequences.

As well as Tertiary volcanic rocks, which are areally extensive, Pliocene to recent flows, and pyroclastic rocks, are also widespread.

Local Geology

The only part of the Bridge Licence that is currently mapped in detail lies in the area of the Bridge deposit. The remainder of the area is believed to be mainly covered by Pliocene to Recent volcanic ash and tuff.

Property Geology

The geology of the Bridge deposit is comprised of a lower unit of friable, carbonaceous phyllite of the El Tambor Formation, unconformably overlain by pyroclastic rocks of the Padre Miguel Group. These units are locally separated by a unit that has previously been described as 'breccia' but is now considered to be a paleo-river gravel that is shown on the included figures as conglomerate.

Only parts of the property have been mapped. The thicknesses of the various units in the Bridge area have not yet been determined.

Hot spring activity continues in the area, both within and adjacent to the deposit. Alteration includes carbonate veining, silica and native sulphur. In the central part of the deposit, intense silicification has occurred. The original rock types are not always evident, although most of the more highly silicified areas are likely to have been tuffs.

Deposit Types

The Bridge deposit is comprised of hot-spring related gold mineralization. Low level, hot spring activity is continuing on the property, both in and adjacent to the deposit. Gold mineralization is fine-grained and gold grains have not been noted in logging to date. The mineralization is accompanied by silicification, carbonate veining and argillic alteration.

Mineralization

The Bridge deposit is a flat-lying lens oriented WNW-ESE. The deposit is about 600 m long and up to 200 m wide. Mineralization is up to 19 m thick and averages about 9 m thick within the existing resource. Mineralization is hosted in a number of different rock types. The apparent core of the deposit is a highly silicified zone, logged as sinter. Gold mineralization is also present in tuffaceous, volcaniclastic rocks and phyllite, and locally in a rock unit that appears to be a paleo-channel unit deposited prior to the deposition of the young, tuff units.

Exploration

The only exploration completed to date by Aurogin on the Bridge Exploration Licence has been diamond drilling, as disclosed below.

Drilling

Aurogin has completed 20, diamond drill holes within the Bridge Licence. Seven of the drill holes were located north of the Rio Las Cañas and the remaining 13, diamond drill holes were completed south of the river. Drilling was carried out by a Guatemalan company, Geotecnia y Cimentaciones, S.A. ("Geocimsa"). Core recovery was locally poor, reflecting the friable nature of many of the rocks. Generally, core recoveries improved as the program developed and the drillers became more experienced with the rocks of the area.

Typical diamond drill intersections obtained are shown in the following table:

TYPICAL DIAMOND DRILL INTERSECTIONS **Aurogin Resources Ltd. – Bridge Zone**				
Hole ID	**From (m)**	**To (m)**	**Length (m)**	**Grade g/t Au**
BDH 2-N	0	14.50	14.50	4.14
BDH 1-S	0	16.35	16.35	3.22
BDH 4-S	4.75	11.2	6.45	1.59
BDH 5-S	1.00	2.50	1.50	5.50
BDH 6-S	0	4.90	4.90	1.14
BDH 8-S	0.50	4.50	4.00	1.09
BDH 13-S	1.65	8.10	6.45	0.96

Diamond drill-hole collars were recovered using a GPS device during drilling. All of the collars were subsequently surveyed by a licenced surveyor.

Sampling Method and Approach

Aurogin maintains an office at the town of San José de Golfo. Core was transported to the office from the drill site by company personnel and logged at the office. Core was sampled using a diamond saw, maintained at the office. The remaining core is stored at the office building. Mr. Neil Gow, Vice-President, Exploration for Aurogin supervised sampling and is the QP for exploration work.

Sample Preparation, Analyses and Security

Core was transported to the preparation facilities of Inspectorate in Guatemala and sample preparation was carried out there. Pulps were then sent from Guatemala City to the Inspectorate facility in Reno, NV for analysis. Aurogin personnel have previously inspected the sample preparation facilities in Guatemala City. The sample preparation protocol of Inspectorate has the following steps:

1. The sample is dried.
2. The entire sample is crushed to -10 mesh.
3. About 200 to 300 g of sample is pulverized to >90% passing -150 mesh.
4. A 90 gram sub-sample is cut from the pulverized sample for dispatch to Reno, NV.
5. The remainder of the pulverized sample and the remaining reject material are returned to Aurogin.

The Inspectorate laboratory in Reno utilizes fire assay with atomic absorption follow-up. Higher assays are repeated using a gravimetric finish. In both cases, a one tonne, assay sample is assayed.

Inspectorate's internal Quality Control/Quality Assurance (QA/QC) program provides for a minimum of fifteen percent of all analyses performed are re-run as quality control. Every tenth sample is repeated and for every 20 samples run, a standard or a blank is also analyzed. In addition to this quality control, selected high and low values are run as checks.

All sample results are provided by e-mail with a hard copy following in the mail.

Data Verification

Aurogin maintained a QA/QC program during drilling. Reference samples were included in the sample stream, although reference samples were not included in some of the later holes. A group of sample pulps were re-submitted to a separate laboratory, CAS. An acceptable correlation was found between the Inspectorate assays and the CAS assays.

Olson has not completed any independent sampling for the deposit but has supervised some of the diamond drilling on the property.

Adjacent Properties

The Bridge Licence is adjoined on the east by Aurogin's Lupita Exploration Licence. An inferred mineral resource of 13 million tonnes grading 1.24 g/t Au has previously been estimated for the Lupita deposit (Gow, 2006). The Lupita deposit is located about 2 km to 2.5 km away from the Bridge deposit and is of different geological type. There is no indication that Lupita-style mineralization continues onto the Bridge deposit.

The Bridge Exploration Licence is joined on the west by the Achiotes North property of Radius. The Achiotes North property is one of a group of contiguous properties held by Radius. The geology and mineral resources of the Radius holdings have been discussed by Smith (2003) and Armbrust el. al. (2004). Mineralization in a group of deposits named Guapinol South-Cliff Zone and Poza del Coyote have been drill tested by Radius. Armbrust et. al. (2004) estimated the resources set out in the following table. The Radius data are taken from filings of Radius on Sedar.

ESTIMATED MINERAL RESOURCES Radius Explorations Ltd. – Achiotes North Property		
Deposit	**Tonnes**	**Grade g/t Au**
Indicated Mineral Resource		
Guapinol South-Cliff Zone-Poza del Coyote	456,000	3.94
Inferred Mineral Resource		
Guapinol South-Cliff Zone-Poza del Coyote	596,000	5.41

As with the Lupita mineralization, the mineralization on the Radius property is geologically different to the mineralization at the Bridge deposit and there is no indication that any of the mineralization reported on the Radius property extends onto the Bridge property.

Mineral Processing and Metallurgical Testing

Aurogin has completed cyanidation tests on three samples from the Bridge deposit. This work was carried out at Lakefield. The samples were selected to provide recovery data for different rock types. Three samples were selected. The compositions of these samples are set out in the following table:

SAMPLE TYPES Aurogin Resources Ltd. – Bridge Zone	
Sample ID	**Description**
Bridge A	Silicified pyroclastic material with chalcedonic quartz
Bridge B	Pyroclastic material
Bridge C	Phyllite

These samples yielded the extraction rates set out in the following table.

CYANIDE LEACH TESTS Aurogin Resources Ltd. – Bridge Zone									
Sample ID	**Calc. Head g/t Au**	**NaCN**			**CaO**		**Gold Extraction**		
		Conc. g/L	**Added kg/t**	**Cons kg/t**	**Added kg/t**	**Cons kg/t**	**24-h %**	**48-h %**	**72-h %**
Bridge A	1.87	1.0	3.00	0.51	3.09	3.06	58	55	58.3
Bridge B	1.85	1.0	3.42	0.96	3.08	3.05	62	59	57.7
Bridge C	1.42	1.0	2.59	0.65	0.59	0.60	69	61	57.8

It is evident that further testing will be required before potential development can be considered.

Mineral Resource and Mineral Reserve Estimates

Methodology

Mineral resources for the Bridge deposit were estimated using manual polygonal techniques. A cut-off grade of 0.5 g/t Au was used. This value was determined from experience. It is noted that there is a natural, cut-off grade and mineral resources are unlikely to change significantly with a lowering of the cut-off grade.

The results of 14 diamond drill holes and four, reverse circulation, drill holes were used in the preparation of the estimate. All of the reverse circulation holes and several of the diamond drill holes are inclined and allowances were made to obtain vertical thicknesses of the mineralization.

Capping

The mineral resource estimate has been capped using a value of 9 g/t Au. This value is based on an appreciation of a histogram of analyses for the Bridge deposit.

Results

The Bridge deposit currently shows the presence of a mineral resource estimate of 1.26 million tonnes with a capped grade of 1.71 g/t Au that contains 69,700 oz of gold. The uncapped estimate is 1.26 million tonnes grading 2.01 g/t Au. These mineral resources were estimated at a cut-off grade of 0.5 g/t Au. The mineral resources are classified as inferred, based on the wide spacing of the current drilling and the relative uncertainly of the continuity of the mineral resources.

The Bridge deposit remains open and further drill testing will be required to complete the outline of the mineralization. Only one hole drilled to date, Hole BRRC002, completed by Radius has failed to intersect mineralization.

Interpretation and Conclusions

The Bridge property is undergoing continuing exploration. Under the terms of an option agreement, Aurogin may earn an initial 51% equity interest. Under specific conditions, this interest may be increased to 70%. Prior to Aurogin involvement, five, reverse circulation, drill holes were completed. In 2006, Aurogin completed 20, diamond drill holes aggregating 573.05 m. Mineralization has been outlined on the Bridge property and a mineral resource estimate has been prepared. The mineral resource estimate is 1.26 million tonnes with a capped grade of 1.71 g/t Au and containing 69,700 oz of gold. The uncapped estimate is 1.2 million tonnes grading 2.01 g/t Au. These mineral resources were estimated at a cut-off grade of 0.5 g/t Au. The mineral resources are classified as inferred.

Recommendations

It is recommended that a single stage of work be undertaken, with any further programs to be contingent on the results of the work disclosed below.

The following work is considered necessary:

- Further diamond drilling is required to increase confidence in the resource estimate and to obtain further samples for metallurgical work.
- Detailed geological mapping is required.
- More advanced metallurgical studies will be required to obtain a clearer picture of likely metallurgical recoveries if commercial production commences.
- Environmental base line studies should be undertaken.
- Road construction from the El Sastre area.

The costs of these programs are estimated in the following table.

RECOMMENDED PROGRAM COSTS Aurogin Resources Ltd. – Bridge Zone	
Item	**CDN$**
1. Diamond drilling (30 holes of 50 m @$175/m)	262,500
2. Geological mapping	4,000
3. Metallurgical studies	25,000
4. Environmental baseline studies	20,000
5. Road construction	20,000
Subtotal	331,500
Contingency (10%)	33,150
Total Stage 1 costs (rounded)	**365,000**

Lupita Zone, Guatemala – Project Summary

Aurogin has the right to earn an initial 51% interest in Rocas Lupita S.A., a Guatemalan company that holds the Lupita Zone, by meeting certain expenditure and option payment requirements by September 30, 2008. Aurogin may earn at further 14% by completing a feasibility study, and an additional 5% by putting the project into production, for a total interest in the property of 70%. Aurogin's initial 51% interest will be held in trust until it has met the initial terms of the earn-in agreement.

The information contained in this section has been largely summarized or is incorporated by reference from the technical report (the "Lupita Report") entitled "Technical Report for the Lupita and Bridge Properties, Guatemala" dated February 8, 2006. The Lupita Report was prepared in compliance with National Instrument 43-101 by Neil Gow, P.Geo., Vice-President, Exploration of Aurogin. The Lupita Report is filed on SEDAR and Aurogin Shareholders are urged to read this report in its entirety at www.sedar.com.

Property Description and Location

Aurogin has negotiated to obtain title to the Lupita license in Guatemala. The initial agreement with the vendor of the property was signed before title to the area had been formally granted by the Guatemalan Government. Since that time, title to the Lupita property has been granted. Title to the Lupita licence has been optioned from Exploraciones Mineras de América Central, S.A. ("Mineras").

The Lupita Licence adjoins the El Sastre property, on its eastern side. The El Sastre property is discussed below under 'Adjacent Properties'.

The Lupita Licence is located at about 786500E and 1636200N UTM and has an area of 11.83km^2.

To earn a 51% equity interest in the Lupita property, Aurogin will make the following expenditures and option payments.

Work Expenditures

Aurogin is required to meet the following work expenditures.

Date	Work Expenditures
By September 30, 2007	350,000
By September 30, 2008	500,000
Total	850,000

Option Payments

Aurogin is required to meet option payments in both cash and shares. The required payments are set out in the tables below.

Date	Cash Option Payments
30 days from signing	15,000
March 31, 2006	25,000
September 30, 2006	40,000
March 31, 2007	60,000
September 30, 2007	60,000
March 31, 2008	80,000
September 30, 2008	80,000
Total	360,000

Date	Share Option Payments
Before December 31, 2005	100,000
Before December 31, 2006	200,000
Before December 31, 2007	200,000
Before December 31,2008	300,000
Total	800,000

Aurogin may earn a further 14% equity interest by completing a feasibility study by December 31, 2010 and another 5% equity interest by putting the project into production by June 30, 2012. Capital and associated interest and financing costs would be repaid from cash flow from operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Lupita property is located about 35 km northeast of Guatemala City. Access to the property is initially along paved highway from Guatemala City and then along various two-wheel and four-wheel drive roads.

Guatemala City maintains an international airport with regular flights to North America and other Central American cities. The capital is also serviced by a port, Puerto Barrios, located about 300 km to the northeast on the Caribbean coast. The highway between Guatemala City and Puerto Barrios passes close to the Lupita property and crosses one corner of the El Sastre property. A railway line from Guatemala City to Puerto Barrios crosses the Lupita property.

Elevations with in the area vary between 300 m in the river valleys to greater than 1,500 m on the ridges, although much of the property is not steep. Arable land near streams is typically under crops while poor land is covered with scrub and pine forests and used as marginal grazing land.

The climate is subtropical with a dry season between December and May and a wet season between June and November. The annual rainfall is about 800 mm. Temperatures in Guatemala City are comparatively stable. December is the coolest month with maxima of about 22°C and minima of about 13°C. May is the warmest month with maxima of about 29°C and minima of about 16°C.

Guatemala has a limited mining history but skilled labour would probably be available because there are other heavy industrial operations, including a large cement plant and associated quarry, nearby. Heavy mining equipment would have to be imported. There is an adequate pool of unskilled labour. Water and electrical power are readily available.

The regional centre closest to the project areas is Sanarate which has a population of about 100,000. Local people are generally involved in agriculture and small businesses.

History

Despite the presence of colonial Spanish gold works on the adjacent El Sastre property, there are no records of work on the Lupita property prior to 2000 when Radius identified a belt of gold mineralization extending through central Guatemala. This belt is within and adjacent to the Motagua Suture Zone ("MSZ"), a major transcrustal structure. The MSZ is the boundary between the North American Plate and the Caribbean Plate. Radius investigated and documented numerous gold occurrences along a 150-kilometre strike length of the MSZ.

Radius conducted soil sampling, followed by trenching of anomalies in what it considered the most favorable section in the west-central part of the gold belt. In July 2001, Radius completed a reverse circulation drilling campaign in the Lupita area which was followed by diamond drilling. One reverse circulation hole, LWRC-004 intersected 135.6 m grading 1.22 g/t Au. The mineralization was contained in quartz associated with disseminated pyrite and arsenopyrite, and was hosted in carbonaceous phyllite.

In November 2001, a joint venture was established between Gold Fields and Radius called the Tambor Joint Venture. Gold Fields became the operator of the joint venture in December 2001. The Tambor Joint Venture tested a number of areas currently within the Lupita and Bridge properties. Some $3.5 million had been spent by Goldfields between 2001 and 2003.

Geological Setting

Regional Geology

A generally east-west suture transects Guatemala and separates the southern Chortis Block of the Caribbean Plate from the northern Maya Block of the North American Plate. The MSZ is represented within Guatemala by the Motagua-Polochic Fault System ("MPFS") crosses Guatemala about nine km north of the Lupita and Bridge areas.

North of the MPFS, the geology is dominated by basement blocks of a metamorphic complex and include schist, massive limestone, various sedimentary units and ultramafic rocks. South of the MPFS, the geology is dominated by Tertiary volcanic rocks of the Pacific Volcanic Belt.

Local Geology

Rocks south of the MPFS are dominated by volcanic and volcaniclastic rocks of the Pacific Volcanic Belt. The pre-Tertiary rocks were folded and subsequently faulted into basins that parallel the trend of the Guatemalan mountains. Tertiary volcanism is centred within the elongate basins parallel to the trend of the MPFS. These basins developed as graben structures and marked by thick red bed sequences.

As well as Tertiary volcanic rocks, which are areally extensive, Pliocene to Recent flows, and pyroclastic rocks are also widespread.

Property Geology

Only parts of the Lupita property have been mapped in any detail.

Lupita Zone

The oldest rocks in the area of the Lupita mineralization are phyllites and argillites believed to be part of the El Tambor Formation or the lower El Pilar group. These rocks were strongly foliated, intruded by quartz and folded. These rocks are structurally overlain by mafic schist, termed amphibolite, on the property. Within the main area of exploration, the amphibolite is flat-lying and is mapped as having a thrust contact with the underlying phyllitic rocks. The dip of the amphibolite steepens on the southern margin of the area.

Two steep faults, trending northeast, with steep northwesterly dips cross the property. The northern fault, the Agua Fria Fault may mark the boundary of mineralization. The full extent of the more southerly one, the Burlona Fault, is unclear at this time.

A number of outliers of Pliocene to Recent pumicious ash overlie all older units. This ash was deposited on a highly irregular topographic surface and has undergone extensive erosion.

Valery Zone

Mineralization is in altered siliceous argillite (Smith, 2003). It is in a gently-dipping thrust zone, where the argillitic and phyllitic rocks are structurally overlain by metavolcanic rocks.

Deposit Types

The mineralization in the Lupita deposit is hosted in highly deformed, silicified phyllitic sediments. The age of the mineralization has not been determined. The fact that the Lupita mineralization is areally adjacent to the epigenetic mineralization of the El Sastre property and the Bridge property suggests that it is be related to epigenetic activity. However, features typical of epigenetic deposits have not been reported from Lupita.

Mineralization

Lupita Zone

Within the Lupita property, the Lupita Zone mineralization has been identified (Ambrust et al, 2004). It is comprised of hydrothermal quartz with disseminated pyrite and arsenopyrite in silicified carbonaceous phyllite. Amphibolite schist rocks on the hanging wall are conspicuously unmineralized, although the identified mineralization appears controlled by the contact. The host siliceous argillite is buff- to grey-white-coloured, brecciated and altered to sericite and clay minerals. In addition, the siliceous argillite is cut by dark grey quartz veinlets that contain arsenopyrite. In the near surface, the mineralized material is strongly oxidized with abundant limonite, and locally abundant hematite.

Sampling from hand-dug trenches by the Tambor Joint Venture returned values averaging 1 g/t Au to 2 g/t Au over widths of about 30 m. Mineralization has been exposed over an area of about 400 m x 200 m but the limits of the mineralization have not been located.

While the presently identified Lupita deposit was believed to be divided into two zones, drilling demonstrated that the Chorro Zone, is the westward continuation of the Lupita Zone. The Lupita deposit is a flat-lying body that has been defined over an area about 400 m by 200 m. The deepest reverse circulation hole completed to date (LWRC004) intersected a true thickness of mineralization from 32 m to 167.64 m, (135.64 m) grading 1.23 g/t Au and was completed in mineralization. A subsequent diamond drill hole twinned this hole over the upper part of its length and essentially repeated this value.

Other Mineralization On The Lupita Property

There are several other zones of mineralization on the Lupita property which are discussed below.

Valery Zone

The Valery Zone is about 2 km southwest of the Lupita Deposit (Figure 4-1). Mineralization is in a low-angle fault that marks the contact between metavolcanic rocks and footwall phyllite (Smith, 2003). Pervasively altered silicified zones contain angular fragments of dark grey argillite cut by milky quartz stringers. The mineralization is reported to contain up to 10% arsenopyrite (Smith, 2003).

Smith (2003) reported the overall dimensions of the Valery Zone had not been determined and that the work included soil geochemistry, trenching and 72 pits. Trench data were encouraging and the trench results are listed below in the following table:

TRENCH RESULTS, VALERY ZONE Aurogin Resources Ltd. Lupita Property	
Trench Length (m)	**g/t Au**
45.0	1.54
25.0	1.20
19.0	2.29
19.0	4.51
24.0	1.18

Spikey

Lemus (2005) reported that the Spikey Zone exhibits characteristics of the Valery Zone and appears to be the westward extension of the Valery Zone. It is reported to be 300 m and about 55 m wide.

J. Hill

The J. Hill mineralization is shown on a number of older property maps but no description of the geology has been located. There is some anomalous rock chip sample results from J. Hill prospect.

Exploration

Aurogin has not completed any exploration on the Lupita property to date. Previous exploration activity is discussed under History and Drilling.

Drilling

There have been several drill programs on the Lupita property to date. The first stage of drilling at Lupita was carried out by Radius in 2001. Seven reverse circulation ("RC") holes were completed. Details of this drilling are shown in the following table:

REVERSE CIRCULATION DRILL HOLES, 2001 **Aurogin Resources Ltd. - Lupita Property**					
Hole No.	**Azimuth**	**Dip (°)**	**Depth (m)**	**Easting**	**Northing**
LWRC001	-	-90	118.9	790780	1638226
LWRC002	-	-90	144.2	789699	1638331
LWRC003	-	-90	156.7	789623	1638200
LWRC004	-	-90	51.8	789645	1638043
LWRC005	-	-90	112.8	789564	1638172
LWRC006	-	-90	167.6	789746	1638240
LWRC007	-	-90	149.3	789447	1638700
Totals			901.3		

Subsequently, in September 2001, three diamond drill holes were completed on the Lupita property. Details of these holes are set out in the following table.

DIAMOND DRILL HOLES, 2001 **Aurogin Resources Ltd. - Lupita Property**					
Hole No.	**Azimuth**	**Dip (°)**	**Depth (m)**	**Easting**	**Northing**
LWDD-001	-	-90	90.5	789647	1638202
LWDD-002	180	-60	126.5	789596	1638406
LWDD-003	180	-60	187.0	789401	1638296
Totals			404.0		

In 2002, a further program of percussion drilling was completed. Five of these holes were drilled on the Lupita property, details of which are set out in the following table. One of the holes, GORC-02-001, was terminated prematurely because of drilling difficulties and re-drilled.

REVERSE CIRCULATION DRILL HOLES, 2002 **Aurogin Resources Ltd. - Lupita Property**					
Hole No.	**Azimuth**	**Dip (°)**	**Depth (m)**	**Easting**	**Northing**
GORC-02-001	-	-90	71.6	1638051	789515
GORC-02-001A	-	-90	149.4	1638050	789510
GORC-02-002	165	-60	92.96	1638135	789495
GORC-02-003	180	-60	173.74	1638140	789395
GORC-02-004	180	-60	120.40	1638050	789223
Totals			908.10		

Sampling Method and Approach

None of the drilling completed to date has been carried out under the management of Aurogin. The following descriptions are taken from Smith (2003) and Ambrust et al (2004).

Diamond Drilling

Drilling was carried out under the supervision of Radius personnel who were reported to be qualified persons. Core was taken from the drill rigs to a facility at San José de Golfo, immediately south of the El Sastre property where it was photographed, logged and sampled. Drill core was sawed in half and the unsampled portion of the core was stored. This core remains in storage.

Reverse Circulation Drilling

Previous reports do not appear to describe the sampling protocols for the reverse circulation drilling. Cargill notes that representative samples of each sampled interval are stored in the facility at San José de Golfo. An examination of the logs shows that complete logs of the holes were prepared which include sample recovery data. All samples were taken over 1.52 m sample lengths. Reject samples are also stored at San José de Golfo, although some of the plastic bags are starting to deteriorate.

Sample Preparation, Analyses and Security

Smith (2003) reported that samples were delivered to Inspectorate's laboratory in Guatemala City The following treatment protocol was followed:

- The entire sample was crushed to pass a -10 mesh screen.
- A 300 g split was pulverized to pass a -200 mesh screen.
- The 300 g pulverized sample was transferred to the Inspectorate laboratory in Reno, NV.
- A 30 g sample was assayed by fire assay with atomic absorption follow-up.
- Samples that returned assays greater than 1 g/t Au were re-assayed. A 30 g sample was assayed by fire assay with a gravimetric follow-up.
- Another cut was analyzed for 30 additional elements using aqua regia digestion and an induced coupled plasma analysis.

Data Verification

Smith (2003) and Ambrust et al (2004) reported Gold Fields maintained a strict quality assurance and quality control (QA/QC) program for all of its work. Ambrust et al (2004) reported that 10% of Gold Fields samples were reference samples, blanks or duplicates and concluded the results of the QA/QC were sufficient for a project at this stage of exploration. The original digital database of Gold Fields is not available at this time so Cargill could not review the results of the earlier QA/QC program.

During Gow's visit, re-sampling of several core and reverse circulation holes was completed. It included quartering of four core samples and obtaining a cut of five reverse circulation drill hole samples. Seven of the samples were from the Lupita property drilling and two of drill samples from the Bridge property. These samples were returned to Canada and were analyzed by Lakefield. The result of this work is shown in the following table:

CARGILL DUE DILIGENCE SAMPLING Aurogin Resources Ltd. - Bridge Zone			
Cargill Sample Number	**Original Sample Number**	**Original Gold Value g/t Au**	**Re-sample Value ppb Au Lakefield**
19822	90827	822	805
19823	90830	377	497
19824	90840	582	565
19825	92007	616	393
19826	151940	726	739
19827	152131	586	586
19828	151941	1,027	554
19829	91483	753	751
19830	91784	753	479

The samples collected by Cargill are too few in number to allow a statistical treatment of the difference. However, results of the check assays completed by Cargill are considered to demonstrate a number of important features:

- That gold is present in potentially economic levels on the properties.
- That while there are differences between the two sample sets, the differences are considered acceptable.

Adjacent Properties

The El Sastre property joins the Lupita property along its eastern boundary. While the El Sastre mineralization is areally close to the Lupita mineralization, the host rocks and the styles of mineralization of the two deposits are different.

Mineral Processing and Metallurgical Testing

Ambrust et al (2004) reported that no Radius and Gold Fields data on metallurgical testing was seen during the preparation of their National Instrument 43-101 report.

Mineral Resource and Mineral Reserve Estimates

Cargill prepared an estimate of the mineral resources on the Lupita property. This estimate used manual methods and is based on seven drill holes. The sampling results from several trenches were also taken into consideration in determining the extent of the mineralization, but the results of the trench sampling were not used in determining the grade for the deposit.

While the results of seven drill holes were used in the preparation of the estimate, a diamond drill hole twinned an earlier reverse circulation hole. All holes used in the preparation of the estimate are vertical. The drill holes may be considered to be widely spaced but although the holes are not continuously mineralized, each hole contains comparatively long intersections of gold mineralization. Intersections used in the mineral resource estimate are listed in the following table.

Cargill used a cut-off grade of 0.5 g/t Au. This grade was selected based on the experience of the estimator. While minimum lengths for mineralization or waste were set at 2 m, in fact all of the intersections of both waste and mineralization were in excess of the minimum.

No density readings were reported by Gold Fields for any of the drilling they completed. Cargill has used a value of 2.70 and considers that this value is conservative.

Intersections considered to be of interest are set out in the following table.

Mineralized Intersections Included In The Lupita Mineral Resource Estimate Aurogin Resources Ltd. - Lupita Zone				
Drill Hole	**From (m)**	**To (m)**	**Length (m)**	**Grade (Au g/t)**
LWRC001	35.05	59.44	24.39	2.19
LWRC002	38.10	99.06	60.96	1.30
	120.40	132.59	12.19	0.71
LWRC003	96.01	112.78	16.77	2.25
	138.68	156.67	17.99	1.34
LWRC004	32.00	167.64	135.64	1.23
LWDD001	31.15	90.50	59.35	0.96
LWRC007	9.14	21.34	12.20	1.38
	50.29	59.44	9.15	1.62
	71.63	141.35	77.72	0.90
GORC-02-002	0	36.58	36.58	0.91

The results of the estimation are shown in the following table:

MINERAL RESOURCE SUMMARY Aurogin Resources Ltd. – Lupita Zone		
Tonnes	**Grade (g/t Au)**	**Ounces**
13,000,000	1.24	518,000

Numbers in this table are rounded.

These mineral resources are classified as inferred because of the relatively wide drill hole spacing.

Environmental Considerations

To the best of Aurogin's knowledge there are no known environmental problems associated with the Lupita property.

Interpretation and Conclusions

The Lupita property was previously explored by Radius and a joint venture that included Radius and Gold Fields. Work on the Lupita property outlined a body of gold mineralization that may be amenable to open pit mining. Other areas of mineralization requiring continuing exploration were also identified at Lupita.

Cargill has completed a manual estimate of the mineral resources for the Lupita deposit. An inferred mineral resource of 13 million tonnes grading 1.24 g/t Au has been identified.

Recommendations

Cargill considers that the character of the Lupita property is of sufficient merit to justify the recommended program.

Lupita

Cargill considers that the immediate exploration (Stage 1) tasks that need to be completed on the Lupita property include:

- Development of a digital database of the previous exploration data for the Lupita property.
- Further reverse circulation drilling to confirm and possibly extend the mineralization in the Lupita deposit provide fresh material for metallurgical testing.
- Complete initial metallurgical testing on Lupita mineralization to determine if it is amenable to recovery by heap leach methods.

- Compile the data for the remainder of the property in a digital database and complete an initial reconnaissance of the mineralization at Valery, Spikey and J. Hill.

A Stage 2 program on Lupita would include further drill testing on the Lupita mineralization and follow-up work on Valery, Spikey and J. Hill. However, Stage 2 work is contingent on the results of the Stage 1 work.

The cost of the recommended program is set out in the following table.

RECOMMENDED PROGRAM **Aurogin Resources Ltd. - Lupita Property**	
Item	**US$**
Stage 1	
1. Lupita digital database	10,000
2. Lupita drilling (800 m at US$100/m total cost)	80,000
3. Metallurgical testing, Lupita	20,000
4. Contingency (10%)	11,000
Subtotal	**121,000**
Stage 2	
1. Lupita Drilling (2,000 m at US$100/m total cost)	200,000
2. Follow-up programs at Valery, Spikey and J.Hill	60,000
3. Lupita Scoping Study	20,000
4. Contingency (10%)	28,000
Subtotal	**308,000**
Grand Total	**429,000**

Other Property Holdings

Lone Mountain, Nevada, United States

Aurogin entered into agreements with effective dates of April 12, 2005 and July 19, 2006 whereby it can earn a 100% interest in 88 unpatented lode mining claims, known as the Lone Mountain Property, in Eureka County, Nevada. Aurogin agreed to issue to the vendor 200,000 warrants exercisable at CDN$0.15 for two years (issued) under the terms of the first agreement, and 200,000 warrants exercisable at CDN$0.30 for two years (issued – January 30, 2007), under the terms of the second agreement.

Under the terms of the first agreement, Aurogin must spend $25,000 by April 12, 2006 (spent) and $50,000 before each year ending April 12, 2007 (spent), April 12, 2008 and April 12, 2009. Alternatively, for each of the three years ending in 2007, 2008 and 2009, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from April 12, 2010 to April 12, 2014, and $100,000 on each anniversary thereafter. In the event that Aurogin earns a 100% interest and begins production, the property will be subject to a 3% net smelter royalty on gold and silver and a 2% net smelter royalty on all other minerals. Any such royalty payable after April 12, 2009 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

Under the terms of the second agreement, Aurogin must spend $25,000 by July 19, 2007 and $50,000 before each year ending July 19, 2008, July 19, 2009 and July 19, 2010. Alternatively, for each of the three years ending in 2008, 2009 and 2010, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from July 19, 2011 to July 19, 2015, and $100,000 on each anniversary thereafter. In the event that Aurogin earns a 100% interest and begins production, the property will be subject to a 3% net smelter royalty on gold and silver and a 2% net smelter royalty on all other minerals. Any such royalty payable after July 19, 2010 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

The Lone Mountain property is located 25 km north-west of Eureka, Nevada on the southern part of the Northern Nevada Rift Zone. The 59 original claims cover a mineralized fault zone that truncates Lone Mountain and is now largely buried by the alluvial plain. During 2006, Aurogin completed additional CSAMT surveying as well as mapping and surface geochemical sampling and acquired gravity and airborne magnetic data covering the property. Minimal work has been completed to date on the additional 29 claims. Several potential drill targets have been identified on both the original and newly acquired claims. Permitting and environmental bonding for twelve exploration drill holes ranging from 150 to 200 metres in depth was finalized on November 9, 2006. On April 17, 2007, Aurogin signed a contract to drill five holes of 200 metres each for a total of 1,000 metres and on May 16, 2007 announced that drilling had commenced. The five hole drill program is expected to cost approximately $100,000 and will be funded out of existing cash balances. Additional exploration, if any, will only be conducted after evaluation of the results of this initial drill program.

Nicholas Denys, New Brunswick, Canada

On October 1, 2004, Aurogin entered into an agreement to explore a 40 square km land package northwest of Bathurst, New Brunswick. Aurogin has earned a 50% interest in the property by completing an airborne Aero TEM 11 electromagnetic and magnetometer survey over the area.

On September 22, 2005 Aurogin entered into an agreement with Puma Exploration Inc. ("Puma") whereby Puma has the right to earn a 100% interest (subject to a 3% NSR on gold and silver and a 2% NSR on all other minerals) in the Nicholas Denys property by spending CDN$500,000 by 2008 and making minimum advance royalty payments of CDN$700,000 by 2015. Puma has indicated to Aurogin that CDN$323,000 had been spent on the property as at December 31, 2006.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT DISCUSSION AND ANALYSIS

Selected Consolidated Annual Information

The following is a summary of certain selected consolidated financial information, which is qualified by the more detailed information appearing in the consolidated financial statements of Aurogin attached as Appendix G to this Circular, which have been audited by McGovern, Hurley, Cunningham, LLP. On February 7, 2007, Aurogin announced that it was changing its fiscal year end from June 30 to December 31. As a result of this change, the Company has a transition year of six months with the last day of the transition year being December 31, 2006. Previously, Aurogin's fiscal year ended on June 30 of each year. The consolidated financial statements of Aurogin included in this Circular are for the fiscal years ended December 31, 2006, June 30, 2006 and June 30, 2005. The information has been prepared in accordance with Canadian GAAP and expressed in U.S. dollars.

	Years ended		
	Dec. 31, 2006	June 30, 2006	June 30, 2005
Gold ounces – sold	**807.623**	-	-
Average realized gold price ($/ounce)	**$619**	-	-
Total cash costs per ounce sold ($/ounce)	**$231**	-	-
Metal sales	**$ 500,080**	$ -	$ -
Cost of sales	**$ 186,549**	$ -	$ -
Operating loss	**$ (611,131)**	$ (319,050)	$ (475,773)

Interest income	**$ 6,166**	$ 9,984	$ 87
Net loss for the year	**$ (779,669)**	$ (311,841)	$ (342,201)
Loss per share (basic and diluted)	**$ (0.01)**	$ (0.01)	$ (0.01)
Dividends	**$ -**	$ -	$ -
Cash	**$ 652,214**	$1,402,363	$ 71,430
Working capital	**$ 740,578**	$1,155,329	$ (131,741)
Total assets	**$ 5,757,200**	$3,196,296	$ 446,740

Quarterly Information – Fiscal year ended December 31, 2006

The following is a summary of Aurogin's financial operations on a quarterly basis during the fiscal year ended December 31, 2006:

	Three Month Period Ended September 30, 2006	**Three Month Period Ended December 31, 2006**
Total Revenues [1]	$ 4,803	$ 501,443
Total Costs and Expenses	$ 118,736	$ 1,167,179
Net Loss	$ 113,933	$ 665,736
Net Loss Per Common Share basic and diluted	$Nil	$0.01
Dividends	$Nil	$Nil

(1) Revenue for all quarters means interest income except for the three months ended December 31, 2006 which includes gold sales.

Quarterly Information – Fiscal year ended June 30, 2006

The following is a summary of Aurogin's financial operations on a quarterly basis during the fiscal year ended June 30, 2006, translated from Canadian dollars to U.S. dollars at the average rate for that 12 month period of 1.1625.

	Three Month Period Ended September 30, 2005	**Three Month Period Ended December 31, 2005**	**Three Month Period Ended March 31, 2006**	**Three Month Period Ended June 30, 2006**
Revenue – Interest	$ 9	$ 10	$ 1,659	$ 8,306
Total Costs and Expenses	$ 52,017	$ 130,510	$ 93,606	$ 45,692
Net Loss	$ 52,008	$ 130,500	$ 91,947	$ 37,386
Net Loss Per Common Share basic and diluted	$Nil	$Nil	$Nil	$0.01
Dividends	$Nil	$Nil	$Nil	$Nil

Quarterly Information – Fiscal year ended June 30, 2005

The following is a summary of Aurogin's financial operations on a quarterly basis during the fiscal year ended June 30, 2005, translated from Canadian dollars to U.S. dollars at the average rate for that 12 month period of 1.2497.

	Three Month Period Ended September 30, 2004	Three Month Period Ended December 31, 2004	Three Month Period Ended March 31, 2005	Three Month Period Ended June 30, 2005
Revenue – Interest	$ 354	$ 14	$ 5	$ (288)
Total Costs and Expenses	$ 10,746	$ 50,857	$ (85,829)	$ 365,308
Net Income (Loss)	$ (10,392)	$ (50,843)	$ 85,834	$ (365,596)
Net Loss Per Common Share basic and diluted	$Nil	$Nil	$Nil	$0.01
Dividends	$Nil	$Nil	$Nil	$Nil

Management's Discussion and Analysis of Financial Condition and Results of Operations

Use of Estimates

The preparation of Aurogin's consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories and site closure and reclamation obligations. Other significant estimates made by Aurogin include factors affecting valuations of stock-based compensation, warrants and tax accounts. Management believes that the estimates are reasonable.

Description of the Business

On December 28, 2006 Aurogin sold its first ounce of gold to transition from a development stage company to a gold producer. Aurogin is engaged in gold mining and related activities, including acquisition, exploration and development of gold-bearing mineral properties in the Americas. Aurogin's gold production activities are carried on in Guatemala while exploration activities are carried out principally in Guatemala the United States and Canada. Gold is produced in carbon in Guatemala, shipped to a custom carbon stripper in the United States where it is processed into doré and then shipped to a refiner for final processing.

Aurogin's profitability and operating cash flow is affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, regulatory and environmental compliance, general and administrative costs, the level of exploration and development expenditures and other discretionary costs. Aurogin is also exposed to fluctuations in foreign currency exchange rates that can impact profitability and cash flow. Aurogin's assets located outside of North America are subject to foreign investment risk, including increases in taxes and royalties, renegotiation of contracts and political uncertainty. While Aurogin seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond Aurogin's control.

Consolidated Results of Operations

The following discussion of the results of operations of Aurogin for the fiscal years ended December 31, 2006, June 30, 2006 and June 30, 2005 should be read in conjunction with the consolidated financial statements of Aurogin attached as Appendix G to this Circular and related notes included therein.

Three Month Period Ended March 31, 2007 Compared to the Three Month Period Ended March 31, 2006

- During the first quarter of 2007, the El Sastre Main Zone gold mine produced 3,008 ounces of gold. There was no production for the comparative period as commercial production did not commence until December 2006.
- Gold sales during the first quarter of 2007 were 1,241 ounces at an average gold price of $665 per ounce for metal sales revenue of $824,575 compared with no metal sales revenue for the first quarter of 2006.
- Mine operating earnings were $326,752 for the first quarter of 2007. General and administrative, exploration and income tax expenses and the removal of 50% of mine operating earnings attributable to the non-controlling interest, resulted in a net loss for the first quarter of 2007 of $105,769. This compares to a net loss of $92,553 for the first quarter of 2006.
- Cost of sales of $360,300 represented cash operating costs at the El Sastre Main Zone gold mine for the first quarter of 2007 with no amount for the comparative period.
- Depreciation, depletion and amortization of $135,158 resulted primarily from property, plant and equipment associated with the El Sastre Main Zone gold mine compared with no amount for the comparative period. The majority of the depreciation expense is calculated on a unit-of-production basis.
- General and administrative costs were $230,008 for the quarter ended March 31, 2007 compared to $94,091 during the first quarter ended March 31, 2006. The increase related primarily to higher personnel costs and increased investor communications work.
- Exploration costs $30,424 for the first quarter of 2007 compared to $nil during the comparative period were primarily the result of work performed in producing the technical reports on the Guatemalan properties filed subsequent to the end of the quarter.
- Income tax expense of $41,229 related to income tax paid or payable in Guatemala at a rate of 5% of metal sales revenue compared to $nil for the comparative period.
- Non-controlling interest of $105,769 represents the share of net income from the El Sastre Main Zone gold mine attributable to the 50% interest not owned by Aurogin compared to no amount for the comparative period.

Year Ended December 31, 2006 Compared to Year Ended June 30, 2006

- The El Sastre Main Zone gold mine commenced commercial production with initial sales in the year of 807.623 ounces of gold at an average gold price of $619 per ounce for metal sales revenue of $500,080 compared with no metal sales revenue for the year ending June 30, 2006.
- The operating loss increased from $319,050 in the year ended June 30, 2006 to $611,131 in the year ended December 31, 2006. Operating earnings at the El Sastre Main Zone gold mine were more than offset by general and administrative costs.
- Cost of sales represented cash operating costs at the El Sastre Main Zone gold mine for the period beginning September 1, 2006, upon the commencement of mining to December 31, 2006, compared with no amount for the previous period.
- Depreciation, depletion and amortization of $90,691 relates primarily to depreciation of the property, plant and equipment associated with the El Sastre Main Zone gold mine compared with no amount for the previous period. The majority of the depreciation expense is calculated on a unit-of-production basis.
- General and administrative costs were $770,639 in the six month period ended December 31, 2006 compared to $334,769 during the twelve month period ended June 30, 2006. The majority of this amount was comprised of stock based compensation expense of $520,798 compared with $149,220 during the previous period. Costs also rose due to the addition of a full time chief financial officer and increased investor communications work.
- Exploration costs increased to $63,332 compared with a recovery of $15,720 during the previous period primarily as a result of a $50,000 drill program on the El Arenal Zone which was expensed.
- Income tax expense of $25,004 related to income tax paid or payable in Guatemala at a rate of 5% of metal sales revenue compared to no amount for the previous period.
- Non-controlling interest of $72,505 represents the share of net income from the El Sastre Main Zone gold mine attributable to the 50% interest not owned by Aurogin compared to no amount for the prior period.

- Total assets increased $2,560,904 from June 30, 2006 to December 31, 2006 primarily due to development expenditures on the El Sastre Main Zone gold mine and the result of fully consolidating Rocas el Tambor.

Year Ended June 30, 2006 Compared to Year Ended June 30, 2005

- During the year ended June 30, 2006, Aurogin recorded a net loss of $311,841 compared to a net loss of $342,201 during the prior year.
- General and administrative expenditures were $334,769 during the year ended June 30, 2006 compared to $158,439 during the prior year. The increase related primarily to $149,220 in stock based compensation expense booked in connection with the granting of incentive stock options to directors, officers and consultants compared to an expense of $27,742 in the prior year.
- Write-down of deferred exploration and development expenditures declined to $1 during the year, down from $323,623 the year before. During fiscal 2005, Aurogin abandoned its interest in the Rambler property in Newfoundland, Canada and wrote off all associated deferred expenditures.
- Aurogin also recognized interest income of $9,984 (2005 - $87) during the year as a result of investing cash received from its January and April 2006 financings.
- Recovery of exploration expenditures was $15,720 during the year compared to $6,288 in 2005.
- Income tax expense for the year ended June 30, 2006 was $nil compared with a recovery during 2005 of CDN$163,600. The recovery resulted from the renunciation of resource expenditure deduction on flow through financings. There were no flow through financings during fiscal 2006 and all of the expenditures related to prior flow through financings had been completed prior to the beginning of fiscal 2006.
- Total assets increased $2,749,556 from June 30, 2005 to June 30, 2006 primarily due to exploration and development expenditures on the El Sastre Main Zone gold mine and from the increase in cash and cash equivalents from the financings during the year.

Liquidity and Capital Resources

Aurogin had cash and cash equivalents of $297,887 available at March 31, 2007 compared to $652,214 at December 31, 2006.

Cash flow from the El Sastre Main Zone gold mine

Within accounts payable at March 31, 2007, was approximately $351,000 owing by the mine to various suppliers and the tax authorities. In May 2007, Aurogin sold the remaining 1,931 ounces of first quarter 2007 production at an average realized price of $690 per ounce for gross proceeds of $1,332,071. This cash flow was more than sufficient to pay all outstanding payable balances and fund ongoing operations and larger working capital balances. At present, another gold shipment of comparable size is in the final stages of refining. With mining rates increasing and a continuing strong gold price, Aurogin has begun the process of growing its cash balances. Aurogin expects to continue to fund expenditures on all of its properties out of operating cash flow.

Mineral Property Expenditure Requirements

During 2007, Aurogin is required to make cash property option payments of $280,000 of which $120,000 was made during the first quarter of 2007. In addition, Aurogin must still spend approximately $293,000 on the Bridge Zone and $305,000 on the Lupita Zone in exploration and development expenditures by September 30, 2007. Aurogin also expects to spend approximately $100,000 on a drill program at Lone Mountain during the second quarter of 2007. These expenditures totalling approximately $1.0 million are expected to be funded out of Aurogin's share of cash flow from operations from the El Sastre Main Zone gold mine.

Financing Activities

Subsequent to the end of the quarter and up to the date of this Circular, an additional 1,946,666 common share purchase warrants were exercised for proceeds of CDN$204,667 and 280,000 stock options exercised by directors and a former officer for proceeds of CDN$41,600.

DIRECTORS AND OFFICERS

The following table sets forth, for each of the directors and executive officers of Aurogin, the person's name, municipality of residence, position with Aurogin, principal occupation and number of common shares of Aurogin ("Aurogin Shares") beneficially owned, directly or indirectly or over which control or direction is exercised by each of them, and in the case of directors of Aurogin, the period during which the individual has served as a director of Aurogin:

Name, Municipality of Residence, Position(s) with Company[1]	5 Year History of Principal Occupations	Date of Becoming a Director	Number of Common Shares Held as at the Date of Circular[2]
John H. Paterson [3] *Carlisle, Ontario* *President, Chief Executive Officer and Director*	President, Chief Executive Officer and Director of Aurogin Resources Ltd. since April 2002	April 25, 2002	1,381,420
Glenn R. Yeadon [4] *Vancouver, B.C.* *Secretary and Director*	Barrister and Solicitor; associated in the practice of law (through a personal law corporation) with Tupper Jonsson & Yeadon since September 1, 1999	January 1986	368,520
Norman R. Paterson [4] *Town of the Blue Mountains, Ontario* *Director*	Independent Consulting Geophysicist	December 1999	376,020
Edward G. Thompson [3] [5] *Toronto, Ontario* *Director*	President of E.G. Thompson Mining Consultants Inc.	1986	1,468,500
David Hutton [5] *Burlington, Ontario* *Director*	Independent Exploration Consultant	December 1999	1,392,001
Henry Reimer [3] [5] *Oakville, Ontario* *Director*	Independent Mining Consultant	December 1996	261,000
Rick Adams [4] *Flamborough, Ontario* *VP Corporate Development, Director*	Independent Mining Consultant; VP Corporate Development for Aurogin Resources Ltd. since 2005; VP Mining for Forbes & Manhattan from 2004 to 2006; Managing Consultant at Hatch from 2001 to 2004	August 3, 2005	797,683
Michael H. Farrant *Toronto, Ontario* *VP Finance and Chief Financial Officer*	Chief Financial Officer of Aurogin from July 19, 2006 to present; Kinross Gold Corporation from 2003 to 2006 as VP, Treasurer and Operations Controller; Barrick Gold Corporation from 1997 to 2002 as Corporate Controller	N/A	295,000
Darren Koningen *Toronto, Ontario* *VP Engineering*	VP Engineering of Morgain Minerals Inc. from November 21, 2006 to present; Director of Morgain Minerals Inc. from June 29, 2006 to present; VP Engineering of Aurogin from October 2005 to present; Independent Metallurgical Consultant from 2000 to 2005	N/A	1,023,000

Neil Gow *Burlington, Ontario* *VP Exploration*	Independent Mining Consultant	N/A	Nil

(1) The information as to country of residence and principal occupation, not being within the knowledge of Aurogin, has been furnished by the respective directors and executive officers individually.

(2) The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of Aurogin, has been furnished by the respective directors and executive officers individually.

(3) Denotes member of the Audit Committee - (Chairman – Ed Thompson).

(4) Denotes member of Corporate Governance Committee – (Chairman – Glenn Yeadon).

(5) Denotes member of Compensation Committee – (Chairman – Henry Reimer).

Directors are elected at each annual general meeting of the shareholders of Aurogin and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Aurogin as a group beneficially own, directly or indirectly, or exercise control or direction over, 7,363,144 Common Shares, representing 11.06% of the outstanding Aurogin Shares.

The following are brief biographical descriptions of the directors and officers of Aurogin:

John H. Paterson, M.Sc., P.Eng.

Director, President and Chief Executive Officer, is a mining engineer with a diverse range of mining experience with both major and junior mining companies as well as an independent consultant. Mr. Paterson's first foray into heap-leach mining was with Eden Roc Mineral Corp. where he was instrumental in developing the Afema lateritic gold deposit in the Ivory Coast. He then joined Geomaque Explorations where, as Chief Executive Officer, two heap-leach gold mines were developed. The San Francisco mine in Sonora, Mexico, was initially scheduled to produce 150,000 ounces but additional reserves were added and the mine eventually produced 300,000 ounces over a five year operating life. The Vueltas Del Rio mine in Honduras was commissioned in 2001 producing at a rate of 40,000 ounces per year. Mr. Paterson also serves on the board of Everton Resources Inc., Plato Gold Corp. and Columbia Metals Inc.

Edward G. Thompson, M.A.Sc., P.Eng.

Director, is a professional engineer and geologist with over 40 years of experience in all aspects of management in the North and South American mining industry. He is the President of E.G. Thompson Mining Consultants Inc. and is a past President of the Prospectors and Developers Association of Canada. His career started in the late 1950s with Teck Corp. as a geologist, followed by senior positions at Lacana Mining Corp. where he was directly involved with the development of 12 mines and was a sponsor of the Cordex Syndicate in Nevada. During 1986 to 1990, he was the President of Mingold Resources (Canada) and a director of Exploration of Westgold Resources (USA) and was active in gold exploration and acquisitions. He is a director of Freewest Resources Canada Inc., Western Troy Capital Resources Inc., Tri Origin Exploration Ltd., and is the Chairman and a director of Sparton Resources Inc., Golden Queen Mining Co. Ltd. and Chariot Resources Limited, as well as a founder of Aurogin.

Henry Reimer, P.Eng.

Director, is currently a consultant and has over 50 years of mining experience as a professional engineer and mining geologist as well as a mining analyst and Manager of Mining Research with Richardson Securities and later as a Senior Mining Analyst and Director of Loewen, Ondaatje, McCutcheon where he carried out in-depth studies of

hundreds of mining and exploration projects worldwide. He serves on the board of directors of several junior mining companies including QGX Ltd.

Norman R. Paterson, F.R.S.C., Ph.D., P.Eng.

Director, is a geophysicist with more than 50 years of experience exploring for minerals worldwide. He co-founded Paterson, Grant and Watson Ltd., a geophysical consulting firm, where he served as President from 1973 to 1995. Dr. Paterson is a successful mine-finder, having assisted in the discovery of at least 20 mineable mineral deposits. In recognition of his contributions to science and to the industry he was elected fellow of the Royal Society of Canada in 1977 and a member of the Canadian Mining Hall of Fame in 1999.

David A. Hutton, B.Sc.(Hons.), P.Eng.

Director, is an explorationist with extensive and diverse experience in mineral exploration, development and mine operations in Canada, the United States and Latin America. He is past President of Questor Surveys Ltd. and was Executive Vice President of Rayrock Resources Inc. where he was directly involved with several discoveries and the development of several mines in the Americas prior to Rayrock merging with Glamis Gold Ltd.

Glenn R. Yeadon, B.Comm., L.L.B.

Director, Corporate Secretary and Legal Counsel, is a barrister and solicitor in British Columbia practicing primarily in the field of securities law. He has been associated in the practice of law with Tupper, Jonsson & Yeadon, through a personal law corporation controlled by himself, since September 1999. Mr. Yeadon obtained a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia. Mr. Yeadon is a founder of Aurogin.

Rick Adams, P.Eng., M.B.A.

Director and Vice President, Corporate Development has a proven international track record in mine due diligence, construction, development, planning, operation and closure, corporate restructuring, risk management, business and marketing plan creation and financial evaluation and modeling. He is experienced in gold, nickel, copper, zinc, diamond, aluminum, iron ore, magnesium and oil-sand mining operations and has been employed by or consulted to most of the world's largest resource companies including AngolGold, Barrick, Cambior, Inco, Falconbridge, TeckCominco, Hudson Bay Mining & Smelting, De Beer's, Rio Tinto and Syncrude. Most recently he was employed as Vice President Mining at Forbes & Manhattan, where he led all engineering activities for a Merchant Bank with significant equity investments in 15 TSX-listed junior resource companies with a combined market capitalization of $750 million. Prior to this, he was employed by the international engineering firm Hatch, where he was responsible for due diligence reviews of over 30 mining projects.

Michael H. Farrant, B.Comm.(Hons.), C.A.

Vice President, Finance and Chief Financial Officer, brings to Aurogin, over 10 years financial management experience in the gold mining sector. Prior to joining Aurogin, Mr. Farrant was Vice President and Treasurer of Kinross Gold Corporation. He joined Kinross as Group Controller in 2003, immediately prior to their merger with Echo Bay Mines Ltd. and TVX Gold Inc. and a year later assumed the responsibility for treasury operations. He entered the mining industry in 1996 with Barrick Gold Corporation and held the position of Corporate Controller from 1997 to 2002. He has also consulted to Centerra Gold Inc. Mr. Farrant holds a Bachelor of Commerce with Honours, from Queen's University, Kingston , Ontario , and earned his C.A. designation in 1995 while with Coopers & Lybrand.

Darren Koningen, P.Eng.

Vice President, Engineering, has over 15 years of global experience in the mining and metals industry and is well versed in mineral process development, feasibility studies, engineering design, project and field engineering, commissioning and plant operations. Mr. Koningen's particular area of expertise is in the gold sector, having

completed numerous gold processing engagements while employed as a Senior Process Engineer with Kvaerner Engineering and Construction and as an Independent Metallurgical Consultant.

Neil Gow – B.Sc.(Hons.), P.Geo.

Vice president, Exploration, has more than 40 years experience in mining and mineral exploration. Mr. Gow has worked as a consultant to the exploration industry for more than 20 years and is familiar with most aspects of mineral exploration. He has worked in a number of tropical countries. His exploration experience includes gold, base metals, bauxite, nickel laterite, sulphide nickel and platinum group elements.

Corporate Cease Trade Orders and Bankruptcies

Other than as set out below, no director, officer or promoter of Aurogin, or to the knowledge of management of Aurogin shareholders holding enough securities to materially affect the control of Aurogin is, or within the ten years prior to the date of this Circular has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer:

- each of Edward G. Thompson and Glenn R. Yeadon has been a director of Aurogin since 1986, and Glenn R. Yeadon was the Secretary of International TME Resources Inc. ("International TME") from March 1984 to September 2000. Aurogin has been the subject of a cease trade order for a period of more than 30 consecutive days within the past 10 years as a result of its failure to maintain continuous financial disclosure requirements, with the cease trade order issued by the Ontario Securities Commission in respect of Aurogin on December 3, 1990 having been rescinded on July 16, 1996, with the cease trade order by the British Columbia Securities Commission (the "BCSC") in respect of Aurogin on February 13, 1991 having been rescinded on November 20, 1997. International TME has been the subject of a cease trade order for a period of more than 30 consecutive days within the past 10 years as a result of its failure to maintain continuous financial disclosure requirements, with the cease trade order issued by the BCSC in respect of International TME on February 18, 1999 remaining in effect.

Penalties or Sanctions

No director, officer or promoter of Aurogin or to the knowledge of management of Aurogin shareholders holding enough securities to materially affect the control of Aurogin has, within the 10 years prior to the date of this Circular, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or promoter of Aurogin or to the knowledge of management of Aurogin shareholders holding enough securities to materially affect the control of Aurogin has, within the ten years prior to the date of this Circular become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Directors of Aurogin are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Aurogin may participate, the directors of Aurogin may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Aurogin and its directors attempt to minimize such conflicts. In

the event that such a conflict of interest arises at a meeting of the directors of Aurogin, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Aurogin will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the federal laws of Canada, the directors of Aurogin are required to act honestly, in good faith and in the best interests of Aurogin. In determining whether or not Aurogin will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Aurogin, the degree of risk to which Aurogin may be exposed and its financial position at that time. Other than as indicated, Aurogin has no other procedures or mechanisms to deal with conflicts of interest.

As of the date of this Circular, the following directors of Aurogin are currently directors of the following other reporting issuers:

Name of Director	Other Reporting Issuers
John H. Paterson	Everton Resources Inc., Plato Gold Corp. and Columbia Metals Inc.
Glenn R. Yeadon	Strategic Metals Ltd., ATAC Resources Ltd. and Taranis Resources Inc.
Norman R. Paterson	Aeroquest International Limited
Edward G. Thompson	Freewest Resources Canada Inc., Western Troy Capital Resources Inc., Tri Origin Exploration Ltd., Sparton Resources Inc., Golden Queen Mining Co. Ltd. and Chariot Resources Limited
Henry Reimer	QGX Ltd.
Rick Adams	Morgain Minerals Inc.

SHARE CAPITAL

Description of Share Capital

The authorized capital of Aurogin consists of an unlimited number of Common Shares. As at the date of this Circular, Aurogin had 66,561,387 common shares issued and outstanding.

Aurogin Common Shares

All of the common shares of Aurogin are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares of Aurogin have been issued subject to call or assessment. The common shares of Aurogin contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in Aurogin's Articles and Notice of Articles and the *Business Corporations Act* (Canada).

Dividend Policy

Due to the stage of Aurogin's business development, Aurogin has not paid dividends in the past and it has no present intention of paying dividends. Future dividends, if any, will be determined by the directors.

CONSOLIDATED CAPITALIZATION

The following table sets out the consolidated capitalization of Aurogin as at December 31, 2006. The table should be read in conjunction with the consolidated financial statements of Aurogin for the fiscal year ended December 31, 2006, including the notes thereto and the auditor's report thereon, attached as Appendix G to this Circular and management's discussion and analysis of results of operations and financial condition set out earlier in this Appendix.

	December 31, 2006
	$
Short-term liabilities	611,287
Long-term liabilities	118,236
Non-controlling interest	1,132,505
Common Shares	8,940,920
Common share purchase warrants	459,284
Contributed surplus	919,260
Cumulative translation adjustments	(493,576)
Retained earnings	(5,930,716)
Total Capitalization	5,757,200

PRIOR SALES

Prior Sales

The following table sets forth the date and consideration per share of all Aurogin Shares issued by Aurogin during the 12 months preceding June 30, 2007. All proceeds from the prior sales of Aurogin Shares referred to in the table below were received in Canadian dollars. As such, all dollar references in the table below are in Canadian dollars.

Date of Issuance	Description	Number of Common Shares Issued	Price Per Common Share	Total Consideration
Issued pursuant to redemption of common share purchase warrants				
Oct. 17 to Nov. 9, 2006	Warrants – Nov. 12, 2006 expiry	400,000	$0.15	$60,000
Oct. 26, 2006	Warrants – Nov. 12, 2006 expiry	1,500,000	$0.14	$210,000
Sept. 13, 2006	Warrants – Nov. 22, 2006 expiry	400,000	$0.14	$56,000
Oct. 13, 2006	Warrants – July 3, 2007 expiry	650,000	$0.10	$65,000
Jan. 29 to June 12, 2007	Warrants – July 15, 2007 expiry	1,979,999	$0.10	$198,000
Sept. 25, 2006 to Apr. 18,	Warrants – Jan. 3, 2008 expiry	3,250,000	$0.20	$650,000

Date of Issuance	Description	Number of Common Shares Issued	Price Per Common Share	Total Consideration
2007				
Dec. 6, 2006	Warrants – Apr. 20, 2008 expiry	182,000	$0.36	$65,520
Subtotal		8,361,999		$1,304,520
Issued pursuant to the exercise of stock options				
Oct. 17, 2006	Options – June 12, 2007 expiry	38,000	$0.10	$3,800
Oct. 4 to Oct. 30, 2006	Options – April 4, 2008 expiry	964,000	$0.10	$96,400
Oct. 17 to Oct. 30, 2006	Options – August 29, 2008 expiry	390,000	$0.10	$39,000
Sept. 22 to Oct. 30, 2006	Options – November 2, 2009 expiry	425,000	$0.10	$42,500
Oct. 18, 2006	Options – August 2, 2010 expiry	250,000	$0.10	$25,000
Mar. 26, 2007	Options – September 27, 2010 expiry	150,000	$0.135	$20,250
Nov. 1, 2006	Options – October 4, 2010 expiry	100,000	$0.15	$15,000
Oct. 23, 2006 to Apr. 20, 2007	Options – October 21, 2010 expiry	235,000	$0.12	$28,200
Feb. 8, 2007 to May 4, 2007	Options – February 8, 2011 expiry	250,000	$0.16	$40,000
Subtotal		2,802,000		$310,150
Issued pursuant to property option payments				
September 26, 2006	Property option payments	150,000	- (1)	-
December 19, 2006	Property option payments	400,000	- (2)	-
Subtotal		550,000	-	-
Total		11,713,999		$1,614,670

(1) Issued at a deemed price of $0.32 per share being the closing price on the day preceding the date of issue.
(2) Issued at a deemed price of $0.375 per share being the closing price on the day preceding the date of issue.

During the period subsequent to June 30, 2007, Aurogin has issued an additional 166,667 Aurogin Shares at CDN$0.10 per share for gross proceeds of CDN$16,667. These shares were issued in respect of warrants due to expire by July 15, 2007.

During the period subsequent to May 29, 2007, being the date the unaudited consolidated financial statements for the period ended March 31, 2007 were filed, 1,566,666 warrants were exercised for gross proceeds of CDN$156,667. Of these, 200,000 were exercised by an officer of Aurogin for gross proceeds of CDN$20,000.

Stock Exchange Trading

The Aurogin Shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "AUQ". The following tables set forth high and low prices and trading volumes of the Aurogin Shares on the TSX-V for the periods indicated:

	High	Low	Volume
(in Canadian dollars)			
2005			
First Quarter	$0.160	$0.095	2,953,571
Second Quarter	$0.135	$0.065	1,386,000
Third Quarter	$0.170	$0.050	3,255,498
Fourth Quarter	$0.150	$0.085	3,175,979
2006			
First Quarter	$0.305	$0.120	12,050,190
Second Quarter	$0.610	$0.260	37,215,805
Third Quarter	$0.450	$0.260	9,087,528
Fourth Quarter	$0.560	$0.280	20,737,920
2007			
January	$0.410	$0.285	5,841,628
February	$0.395	$0.300	5,676,684
March	$0.385	$0.225	8,877,248
April	$0.325	$0.275	2,384,720
May	$0.320	$0.255	2,665,386
June	$0.310	$0.250	2,158,047

PRINCIPAL HOLDERS OF SECURITIES

As of the date of this Circular, Aurogin had a total of 66,561,387 Common Shares issued and outstanding. As at December 31, 2006, to the knowledge of the directors and officers of Aurogin, no persons beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the votes attached to all of the Common Shares.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the chief executive officer (the "Aurogin CEO") of Aurogin or any person that acted in a similar capacity during the most recently completed fiscal year;

(b) the chief financial officer (the "Aurogin CFO") of Aurogin or any person that acted in a similar capacity during the most recently completed fiscal year

(c) each of Aurogin's three most highly compensated executive officers, other than the Aurogin CEO and the Aurogin CFO who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 per year; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of Aurogin at the end of the most recently completed financial year.

As at December 31, 2006, the end of the most recently completed fiscal year of Aurogin, the Company had two Named Executive Officers, John H. Paterson, the Aurogin CEO, and Michael H. Farrant, the Aurogin CFO.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers during Aurogin's most recently completed fiscal year. All amounts are in Canadian dollars.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Named of Executive Officer and Principal Position	(1) Fiscal Year Ending	Salary (CDN$)	Bonus (CDN$)	Other Annual Compen-sation (CDN$)	Securities Under Options/ SARs Granted(2) (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Pay-Outs (CDN$)	All Other Compen-sation (CDN$)
John H. Paterson President & Chief Executive Officer	Dec. 31, 2006	72,000	Nil	Nil	648,000	Nil	Nil	Nil
Michael H. Farrant(3) Vice President, Finance & Chief Financial Officer	Dec. 31, 2006	79,250	Nil	Nil	350,000	Nil	Nil	Nil

(1) Aurogin changed its fiscal year end from June 30 to December 31. As a result, this fiscal period contains only 6 months.

(2) Figures represent options granted during a particular year, see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3) Michael H. Farrant was appointed Vice President, Finance & Chief Financial Officer of Aurogin on July 19, 2006.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

Long term incentive plan awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of Aurogin or an affiliate, or the price of Aurogin's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. Aurogin has not granted any LTIP's during the fiscal year ended December 31, 2006.

Options/SARs Granted During the Most Recently Completed Fiscal Year

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SAR's were granted to or exercised by the Named Executive Officers or directors of Aurogin during the fiscal year ended December 31, 2006.

Incentive Stock Options Granted

The following table sets forth information concerning grants of stock options during the financial year ended December 31, 2006 to the Named Executive Officers:

Name	Date of Grant	Securities Under Options/SARs Granted (#) [1]	% of Total Options Granted in Fiscal Year [2]	Exercise or Base Price (Cdn$/ Security) [3]	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
John H. Paterson President, Chief Executive Officer	Oct. 17, 2006	648,000	19%	$0.29	$0.29	Oct. 17, 2011
Michael H. Farrant Vice President Finance, Chief Financial Officer	July 19, 2006 Oct. 17, 2006	200,000 150,000	6% 4%	$0.28 $0.29	$0.28 $0.29	July 19, 2011 Oct. 17, 2011

(1) Number of Aurogin Shares which may be acquired on the exercise of stock options.

(2) Aurogin issued a total of 3,417,000 options during the fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of the Aurogin Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of Aurogin's share capital.

Aggregate Option Exercises and Financial Year-End Option Values

The following table summarizes the incentive stock options exercised by the Company's Named Executive Officers during the financial year ended December 31, 2006 and the value as at December 31, 2006 of all unexercised in-the-money incentive stock options held by the Company's Named Executive Officers:

Name	Securities Acquired on Exercise (#) [1]	Aggregate Value Realized (CDN$)[2]	Unexercised Options at December 31, 2006 Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at December 31, 2006 [3] Exercisable/ Unexercisable (CDN$)
John H. Paterson President, Chief Executive Officer	498,000	$94,620	1,138,000/Nil	$203,660/Nil
Michael H. Farrant Vice President Finance, Chief Financial Officer	Nil	Nil	350,000/Nil	$44,000/Nil

(1) Number of Common Shares acquired on the exercise of stock options.

(2) The market value at the time of exercise was CDN$0.29 and the exercise price of all the options exercised was CDN$0.10.

(3) The value of unexercised in-the-money options is based on the closing price on the TSX Venture Exchange of the Aurogin Shares as at December 31, 2006 (i.e. fiscal year end), which was CDN$0.41.

Pension Plans

Aurogin does not generally provide retirement benefits for directors or officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

Pursuant to an agreement between Aurogin and John Paterson dated June 20, 2007, Aurogin agreed to pay to Mr. Paterson a severance in the amount of CDN$120,000 upon the occurrence of one or more of certain events, including consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving Aurogin or any of its affiliates and another corporation or other entity, as a result of which the holders of Aurogin Shares prior to the completion of the transaction hold less than 50% of the outstanding common shares of the successor corporation after the completion of the transaction. Upon the completion of the amalgamation between Aurogin and Morgain Minerals Inc., as described in this Circular, this severance would become due and payable to Mr. Paterson at the rate of CDN$10,000 per month.

Compensation of Directors

Aurogin has no standard arrangement pursuant to which directors are compensated by Aurogin for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

Aurogin granted the following stock options to directors who are not Named Executive Officers of Aurogin in consideration for the services provided as directors of Aurogin during the fiscal year ended December 31, 2006:

Name	Date of Grant	Securities Under Options/SARs Granted (#)[1]	% of Total Options/SARs Granted to Employees in Fiscal Year[2]	Exercise Or Base Price (Cdn$/Security)[3]	Market Value of Securities Underlying Options/SARs on the Date of Grant (Cdn$/Security)	Expiration Date
Edward G. Thompson	Oct. 17, 2006	330,000	9.7%	$0.29	$0.29	Oct. 17, 2011
Rick Adams	Oct. 17, 2006	350,000	10.2%	$0.29	$0.29	Oct. 17, 2011
Glenn R. Yeadon	Oct. 17, 2006	311,000	9.1%	$0.29	$0.29	Oct. 17, 2011
Norman R. Paterson	Oct. 17, 2006	301,000	8.8%	$0.29	$0.29	Oct. 17, 2011
David Hutton	Oct. 17, 2006	416,000	12.2%	$0.29	$0.29	Oct. 17, 2011
Henry Reimer	Oct. 17, 2006	311,000	9.1%	$0.29	$0.29	Oct. 17, 2011

(1) Number of Aurogin Shares which may be acquired on the exercise of stock options.

(2) Percentage of all options granted during the last fiscal year.

(3) The exercise price of stock options is set at not less than 100% of the market value of the Aurogin Shares on the date of grant. The exercise price of stock options may be adjusted in the event that specified events cause dilution of Aurogin's share capital.

The following table sets forth details of the exercises of stock options during the fiscal year ended December 31, 2006 by directors who are not the Named Executive Officers of Aurogin, as a group, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized (CDN$)[2]	Unexercised Options at Fiscal Year End Exercisable/Unexercisable (#)[4]	Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable/Unexercisable (CDN$)[3]
Edward G. Thompson	280,000	$53,200	370,000	$51,200
Rick Adams	250,000	$53,750	540,000	$80,900
Glenn R. Yeadon	261,000	$56,620	311,000	$37,320
Norman R. Paterson	251,000	$52,015	341,000	$47,720
David Hutton	366,000	$71,400	416,000	$49,920
Henry Reimer	261,000	$63,145	311,000	$37,320

(1) Number of Aurogin Shares acquired on the exercise of stock options.

(2) Calculated using the difference between the exercise price and the closing price of Aurogin shares on the TSX Venture Exchange on the date of exercise.

(3) Value using the closing price of Aurogin Shares on the TSX Venture Exchange on December 29, 2006 of CDN$0.41 per Aurogin Share less the exercise price per share.

(4) There are no unvested Aurogin stock options outstanding.

OPTIONS TO PURCHASE SECURITIES

Stock Options

Aurogin has a stock option plan that was most recently ratified by Aurogin's shareholders on June 20, 2007 (the "Plan"), to encourage ownership of Aurogin Shares by directors, senior officers, employees and consultants of Aurogin and to provide management with non-monetary incentives. Under the terms of the Plan, such number of stock options equal to 10% of the outstanding Aurogin Shares from time to time, are available to be granted under the Plan at the discretion of the Aurogin Board.

The following is a summary of the terms of the Plan.

Administration

The Plan is administered by the Board of Directors of Aurogin which shall, without limitation, subject to the approval of the TSX Venture Exchange, have full and final authority in its discretion, but subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind rules and regulations relating to it and to make all other determinations deemed necessary or advisable for the administration of the Plan. The Board of Directors may delegate any or all of its authority with respect to the administration of the Plan and any or all of the rights, powers and discretions with respect to the Plan granted to it hereunder to such committee of directors of Aurogin as the Board of Directors may designate and upon such delegation such committee of directors, as well as the Board of Directors, shall be entitled to exercise any or all of such authority, rights, powers and discretions with respect to the Plan. When used hereafter in the Plan, "Board of Directors" shall be deemed to include a committee of directors acting on behalf of the Board of Directors.

Description of Stock Option Plan

Options may be granted under the Plan to Directors, Employees and Consultants of the Company and any of its subsidiaries (collectively the "Optionees" and individually an "Optionee"). Subject to the provisions of the Plan, the total number of Optioned Shares to be made available under the Plan and to each Optionee, the time or times and price or prices at which options shall be granted, the time or times at which such options are exercisable, and any conditions or restrictions on the exercise of options, shall be in the full and final discretion of the Board of Directors.

Subject to the requirements of the TSX Venture Exchange:

a) the aggregate number of shares ("Optioned Shares") that may be issuable pursuant to options granted under the Plan will not exceed 10% of the number of issued shares of the Company at the time of the granting of options under the Plan;

b) no more than 5% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Optionee (as hereinafter defined) in any 12 month period;

c) no more than 2% of the issued shares of the Company, calculated at the date the option is granted, may be granted to any one Consultant in any 12 month period;

d) no more than an aggregate of 2% of the issued shares of the Company, calculated at the date the options are granted, may be granted persons conducting "Investor Relations Activities" (as that term is defined in TSX Venture Exchange Policy 1.1) in any 12 month period.

The following is a summary of the stock options outstanding as of the date of this Circular by the following categories:

Optionees	Common Shares Under Option	Exercise Price (CDN$)	Market Value on Date of Grant (CDN$)	Expiry Date
Executive officers of Aurogin[1] (6 persons)	500,000	0.12	0.12	Oct. 21, 2010
	270,000	0.30	0.30	Apr. 7, 2011
	200,000	0.38	0.38	Apr. 17, 2011
	200,000	0.28	0.28	July 19, 2011
	1,523,000	0.29	0.29	Oct. 17, 2011
Directors of Aurogin - (5 persons) (other than John Paterson and Rick Adams)	80,000	0.29	0.29	May 9, 2011
	1,669,000	0.29	0.29	Oct. 17, 2011
Employees of Aurogin - (1 person)	25,000	0.29	0.29	Oct. 17, 2011
Consultants – (7 persons)	50,000	0.10	0.10	Aug. 31, 2009
	150,000[2]	0.16	0.16	Feb. 8, 2011
	10,000	0.51	0.51	Apr. 18, 2011
	40,000	0.39	0.39	May 5, 2011
TOTAL	4,717,000			

(1) Includes John Paterson, President and CEO, Michael Farrant, VP Finance & CFO, Rick Adams, VP Corporate Development, Darren Koningen, VP Engineering, and Neil Gow, VP Exploration.

(2) 150,000 held by Chris Babcock, president and CEO of Morgain.

Warrants

As of the date of this Circular, Aurogin had common share purchase warrants (the "Warrants") outstanding that entitle the holders to purchase 10,618,000 common shares of Aurogin with an exercise price ranging from CDN$0.15 to CDN$0.36 per share.

A summary of the outstanding warrants is as follows:

Warrants #	Exercise Price CDN$	Expiry Date
200,000	0.15	August 17, 2007
5,400,000	0.20	January 3, 2008
4,818,000	0.36	April 20, 2008
200,000	0.30	January 30, 2009
10,618,000		

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth, as of the date of this Circular, the number of securities authorized for issuance under the Plan, which was ratified by Aurogin's shareholders on June 20, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Stock Option Plan)	4,717,000	CDN$0.26	1,939,138[1]
Equity compensation plans not approved by securityholders	n/a	n/a	n/a
Total:	4,717,000	CDN$0.26	1,939,138[2]

(1) Based on the total number of Aurogin Shares reserved and authorized for issuance pursuant to options granted under the Plan, being 10% of the issued and outstanding Aurogin Shares from time to time.

(2) Based upon the 66,561,387 Aurogin Shares issued and outstanding as of the date of this Circular.

STATEMENT OF CORPORATE GOVERNANCE

In accordance with the requirements of National Instrument 58-101 Disclosure of Corporate Governance Practices and National Policy 58-201 Corporate Governance Guidelines (the "Guidelines"), Aurogin is required to give full and complete disclosure of its systems and practices of corporate governance. Aurogin's Board and senior management regards good corporate governance as fundamental to the effective and efficient operation of the Company. The following describes Aurogin's approach to corporate governance:

Board of Directors

Aurogin's Board of Directors (the "Board") is responsible for overseeing the management of Aurogin and the conduct of Aurogin's affairs generally. Aurogin's Articles provide for a minimum of three and a maximum of seven directors. The Board currently consists of seven members, five of whom are independent.

Directors are expected to attend Board meetings and meetings of the committees on which they serve and to spend the time needed to properly discharge their responsibilities. Throughout the fiscal year ended December 31, 2006 the Board held a total of 2 formal meetings. The remaining decisions throughout the year were passed by written resolution following informal discussions among the directors and management.

The Board facilitates its exercise of independent supervision over management through the operation of the Compensation Committee and by ensuring that the Board includes a number of independent directors.

Role and Function of the Board of Directors

The Board oversees management's direction of Aurogin's business affairs with the objective of building long-term financial strength and creation of value for shareholders.

Composition of the Board of Directors

A majority of Directors for Aurogin are considered to be independent. The following Directors of Aurogin are independent:

Edward G. Thompson	Chairman of the Audit Committee and member of the Compensation Committee
Henry Reimer	Chairman of the Compensation Committee and member of the Audit Committee
Norman R. Paterson	Member of the Corporate Governance Committee
David A. Hutton	Member of the Compensation Committee
Glenn R. Yeadon	Chairman of the Corporate Governance Committee

The following Directors are not independent:

John H. Paterson	President and Chief Executive Officer and member of the Audit Committee
Rick Adams	Vice-President, Corporate Development and member of the Corporate Governance Committee

During the fiscal year ended December 31, 2006, Aurogin held 2 meetings of the Board. Attendance of the members of the Board at the scheduled meetings follows:

Attendance at Board Meetings	
Name of Director	**Number of Meetings Attended**
John H. Paterson	2
Edward G. Thompson	2
Rick Adams	2
Glenn R. Yeadon	2
Norman R. Peterson	2
David Hutton	1
Henry Reimer	2

Board of Directors Mandate

The Board generally discharges its responsibilities either directly or through the Audit Committee, Compensation Committee and Corporate Governance Committee. Specific responsibilities of the Board include:

- Appointing Management - including appointing the Chief Executive Officer, final approval of all appointments of other officers, executive officer compensation, management training and oversight of succession planning;
- Strategic Planning - including the review and approval of Aurogin's business and financial strategic plans and effectiveness of strategies;
- Monitoring of Financial Performance - including the review of Aurogin's ongoing financial performance and results of operations and review and approval of Aurogin's audited and interim financial statements and related Management Discussion and Analysis;
- Risk Management - including oversight for assessing of Aurogin's principal business risks and the implementation of appropriate systems to effectively monitor and manage such risks;
- Establishing Policies and Procedures - including the approval and evaluating the effectiveness of policies and procedures related to corporate governance, ethics and confidentiality; and
- Communication and Reporting - including the oversight of the timely and accurate disclosure of financial reports and other material corporate developments.

Orientation and Continuing Education

Aurogin does not have a formal orientation or continuing education program for its directors. All of the current directors are familiar with Aurogin's business and activities. New directors are provided with access to recent, publicly filed documents and given copies of Board minutes and corporate governance materials. New directors are encouraged to ask questions and communicate with management and employees to keep themselves current with industry trends and changes in corporate legislation.

Ethical Business Conduct

The Board monitors the ethical conduct of Aurogin and its management and ensures that it complies with applicable legal and regulatory requirements. The Board has found that the fiduciary duties placed on individual directors by Aurogin's governing corporate legislation and common law have been sufficient to ensure that the Board operates independently of management and in the best interests of Aurogin.

Nomination of Directors

The Board does not have a nominating committee, given Aurogin's size. Instead, the Board and management work together to identify new candidates for nomination, taking into account the qualifications of the proposed directors and the specific needs, expertise or vacancies required to be filled among the Board.

Compensation

During the financial year ended December 31, 2006, Aurogin did not have a compensation committee per se. Compensation matters were reviewed and approved by the entire Board.

Subsequent to December 31, 2006, the Board established a formal compensation committee comprised of three directors (Henry Reimer – Chairman, Edward G. Thompson and David Hutton), each of whom is independent.

There are no standard or other arrangements under which Aurogin's directors were compensated during its most recently completed year for acting in their capacity as directors. There are also no arrangements under which Aurogin's directors were compensated during the most recently completed financial year for services rendered as consultants or experts, save and except for the following:

(a) Rick Adams, Vice-President, Corporate Development and Director was paid consulting fees of $36,750 in his capacity as Vice-President, Corporate Development and was granted 350,000 options exercisable at $0.29, having an expiry date of October 17, 2011;

(b) Glenn R. Yeadon, Secretary and Director, is associated in the practice of law with Tupper Jonsson & Yeadon, Aurogin's legal counsel. During the financial year ended December 31, 2006, Aurogin paid $8,700 in legal fees to this law firm. Mr. Yeadon was also granted 311,000 options exercisable at $0.29, having an expiry date of October 17, 2011;

(c) Norman Paterson, Director, was paid $1,800 in consulting fees, and was granted 301,000 options exercisable at $0.29, having an expiry date of October 17, 2011.

Assessments

The Board does not make regular formal assessment of the Board, its committees or its members. Given its relatively small size, the Board satisfies itself on an informal basis, from time to time, that its members and its committees are performing effectively.

AUDIT COMMITTEE

Information concerning Aurogin's Audit Committee is set out under the heading "Audit Committee" in Aurogin's Management Information Circular (the "Circular") dated May 22, 2007 which contains information for the year ended December 31, 2006. The Circular may be obtained from SEDAR under Aurogin's name at www.sedar.com.

Aurogin is relying on the exemption in Section 6.1 of MI 52-110 which exempts venture issuers, as defined in National Instrument 51-102, from the requirements to comply with the restrictions on the composition of its audit committee and the disclosure requirements of its audit committee in an annual information form if filed, as prescribed by MI 52-110.

RISK FACTORS

The success of Aurogin will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon Aurogin's success. Aurogin has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

The operations of Aurogin are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. The risks below are not the only ones facing Aurogin. Additional risks not currently known to Aurogin, or that Aurogin currently deems immaterial may also impair Aurogin's operations. Included in the risk factors below are details on how Aurogin seeks to mitigate these risks wherever possible. The order in which the following risk factors appear does not necessarily reflect management's opinion of their order or priority.

Gold Price

The principal business of Aurogin is the exploration, development and operation of gold properties. The profitability of Aurogin's El Sastre Main Zone gold mine will be significantly affected by changes in the market price of gold. The price of gold fluctuates on a daily basis and is affected by a number of factors beyond the control of Aurogin. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. These external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. Although metal prices cannot be predicted with certainty, Aurogin monitors these factors and other relevant issues that affect the global gold price. The price of gold has fluctuated widely and future significant price declines could cause continued commercial production to

be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a sustained decline in gold prices, revenues from metal sales were to fall below operating costs production may be discontinued.

Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing mineral deposits may result in substantial rewards, few properties explored are ultimately developed into producing mines. Success in establishing reserves is a result of a number of factors, including the quality of our management, our level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of exploration until a determination can be made that production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and to construct mining and processing facilities. Because of these uncertainties, no assurance can be given that our exploration programs will result in the establishment or expansion of mineral resources or reserves or that they will result in profitable commercial mining operations.

The operations of Aurogin are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Aurogin may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, earthquakes or other conditions, may be encountered in the drilling and removal of material. While Aurogin may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Aurogin cannot or may elect not to insure. The potential costs associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Aurogin and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as the size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Aurogin not receiving an adequate return on its invested capital.

Aurogin mitigates the likelihood and potential severity of these mining risks its encounters in its day-to-day operations through the application of high mining standards and through the quality of its employees. In addition, Aurogin reviews its insurance coverage at least annually and where possible ensures that the most complete and cost-effective coverage is obtained.

Environmental Risks

Aurogin's mining and processing operations and exploration activities in Guatemala and the United States are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Aurogin through increased costs, a reduction in levels of production and/or delay or prevention of the development of new mining properties. Compliance with these laws and regulations can require significant expenditures which would increase Aurogin's mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Aurogin operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In general, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Aurogin may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site or exploration property, and to pay for the reclamation of the mine site upon the completion of mining activities.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from activities conducted by others prior to Aurogin's ownership of a property. To the extent Aurogin is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Aurogin. Should Aurogin be unable to fully fund the cost of remedying an environmental problem, Aurogin might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Aurogin mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

The reserve and resource figures are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Aurogin to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at Aurogin's El Sastre Main Zone gold mine is currently being estimated based upon a gold price of $500 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Aurogin's reserves. Should such reductions occur, material write-downs of Aurogin's investment in mining properties or the discontinuation of development or production might be required. There could also be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates soon to be reported are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Operations Outside of North America and Political Risk

Aurogin's primary operations and exploration and development properties are located in Guatemala. There is no assurance that future political and economic conditions in Guatemala will not result in that country's government adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income and return of capital. Aurogin's Guatemalan operations and investments could also be adversely affected by war and civil disturbances which could disrupt markets, restrict the movement of funds or materially affect property titles. Changes in any of these areas may affect both the ability of Aurogin to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for

which it has obtained exploration, development and operating rights to date. The possibility that a future government may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out. In addition, the economic rate of growth, inflation rate and interest rates of developing nations have been and are expected to be more volatile than those of Canada and the United States.

In order to limit these risks, Aurogin endeavours to arrange financing terms for project development or operational activities on a non-recourse basis. In this manner, financial risk is limited to the initial acquisition investment by Aurogin in the operation or exploration project. Aurogin, at present, does not maintain political risk insurance for its foreign operations or exploration and development projects.

Licenses and Permits

The operations of the Aurogin require licenses and permits from various governmental authorities. Aurogin believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently in compliance in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Aurogin will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Title to Properties

The validity of mining claims may, at certain times, be uncertain and are subject to be contested. Aurogin's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation. The validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements, including the discovery of a valuable mineral deposit.

Competition

The mineral exploration and mining business is competitive in all of its phases. Aurogin compete with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Aurogin, in the search for and the acquisition of attractive mineral properties. The ability of Aurogin to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Aurogin will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Joint Ventures

Aurogin's El Sastre Main Zone gold mine in Guatemala in operated through a joint venture with two Guatemalan geologists. While free operating cash flow can be distributed to each of the owners of the joint venture, operating deficits and other obligations may arise if the operation is adversely impacted by one or more of the risks previously discussed. Any failure of either or both of Aurogin's partners to meet their obligations to Aurogin or to third parties could have a material adverse effect on the joint venture. In addition, Aurogin may be unable to exert control over

strategic decisions made in respect of the property, including ongoing mining operations, exploration and future development.

Disclosures About Market Risks

Fair Value

Canadian GAAP requires that Aurogin disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying value of amounts receivable and accounts payable and accrued liabilities reflected on the balance sheet approximate fair value because of the limited term of these instruments.

Gold Price Risk

Aurogin's earnings can vary significantly with fluctuations in the market price of gold. Aurogin does not hedge any of its gold production. At an annual production rate of 25,000 ounces of gold, income tax equal to 5% of gross revenue and royalties equal to 1% of gross revenue, a $100 increase or decrease in the price of gold would increase or decrease operating earnings by $2,350,000.

Foreign Currency Exchange Risk

Effective December 31, 2006, Aurogin changed its reporting and functional currency from the Canadian dollar to the United States dollar. Certain of Aurogin's operating and investing activities are incurred in currencies other than the United States dollar. Aurogin is therefore subject to gains or losses due to fluctuations in these currencies relative to the United States dollar.

Aurogin conducts its operations in Canada, Guatemala and the United States, with Aurogin's only operating gold mine located in Guatemala. Currency fluctuations affect the cash flow that Aurogin realizes from its operations as gold is sold in U.S. dollars, while production costs are partly incurred in Guatemalan Quetzals and most general and administrative expenditures are incurred in Canadian dollars. Aurogin's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against those foreign currencies. Aurogin's cash and cash equivalent balances are primarily held in U.S. dollars.

Guatemalan Quetzales

Aurogin estimates that approximately 33% of its cash operating costs at its El Sastre Main Zone gold mine are denominated in Quetzals while the other two thirds are denominated in U.S. dollars. As a result, at an annual mining rate of 25,000 ounces of gold per year and cash operating costs per ounce of $230, it is estimated that a 10% change in the exchange rate could impact operating earnings by approximately $200,000.

Canadian Dollars

The majority of Aurogin's Canadian corporate office general and administrative costs are denominated in Canadian dollars. Aurogin estimates a 10% change from an exchange rate of CDN $1.12 per U.S. dollar could result in an approximate $70,000 change in Aurogin's operating earnings.

Credit Risk

Credit risk relates to accounts receivable and derivative contracts are arises from the possibility that a counterparty to an instrument fails to perform. Aurogin does not have any derivative contracts and sells all of its gold with highly-rated counterparties.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no director or senior officer of the Aurogin, or any associate or affiliate of any such director or senior officer, is or has been indebted to Aurogin or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by Aurogin or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed fiscal year of Aurogin.

MANAGEMENT CONTRACTS

Management functions of Aurogin are substantially performed by the directors or senior officers of Aurogin and not, to any substantial degree, by any other person with whom Aurogin has contracted.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, officer or promoter of Aurogin, or to the knowledge of management of Aurogin, shareholders holding enough securities to materially affect the control of Aurogin has had, within the three years prior to the date of this Circular, any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect Aurogin or any of its subsidiaries.

DIVIDEND RECORD AND POLICY

To date Aurogin has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors of Aurogin does not intend to pay any dividends.

MATERIAL CONTRACTS

The following summarizes the material contracts, other than contracts entered into in the ordinary course of business that were entered into within the two years before the date of the Circular, by Aurogin or a subsidiary of Aurogin.

1. Amalgamation Agreement with Morgain Minerals Inc. dated for reference July 18, 2007.

2. Severance Agreement with John Paterson dated June 20, 2007.

Copies of these documents may be inspected during regular business hours at the head office of Aurogin.

AUDITORS, TRANSFER AGENT AND REGISTRARS

McGovern, Hurley, Cunningham, LLP of Toronto, Ontario are the auditors of Aurogin.

Equity Transfer & Trust Company, of Toronto, Ontario is the registrar and transfer agent of the Aurogin Shares.

LEGAL PROCEEDINGS

There are no legal proceedings to which Aurogin is a party to or to which any of its property is subject, and no such proceedings are known to be contemplated.

ADDITIONAL INFORMATION

Additional information relating to Aurogin and its annual consolidated financial statements and management's discussion and analysis is available on the internet on SEDAR at www.sedar.com or by written request to the President and Chief Executive Officer, John Paterson, Suite 1101, 55 University Avenue, Toronto, Ontario, Canada M5J 2H7. Financial information is provided in Aurogin's comparative consolidated financial statements and management's discussion and analysis for the financial year ended December 31, 2006.

APPENDIX G

FINANCIAL STATEMENTS OF AUROGIN

AUROGIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2007

(Unaudited)

(Expressed in United States Dollars)

AUROGIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

(Expressed in United States Dollars)		March 31, 2007 (Unaudited)	December 31, 2006
Assets			
Current assets			
Cash and cash equivalents		$ 297,887	$ 652,214
Amounts receivable	Note 4	257,056	197,465
Inventories	Note 4	858,534	496,792
Prepaid expenses		109,596	5,394
		1,523,073	1,351,865
Property, plant and equipment	Note 5	3,572,108	3,686,253
Mineral properties	Note 6	907,064	715,507
Other		24,697	3,575
		$ 6,026,942	$ 5,757,200
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	Notes 4, 8(a)	$ 650,956	$ 611,287
Provision for site closure and reclamation obligations	Note 7	120,601	118,236
		771,557	729,523
Non-controlling interest		1,260,971	1,132,505
Shareholders' equity			
Common share capital	Note 9(a)	9,144,505	8,940,920
Common share purchase warrants	Note 9(b)	474,534	459,284
Contributed surplus	Note 9(d)	905,436	919,260
Cumulative translation adjustments		(493,576)	(493,576)
Accumulated deficit		(6,036,485)	(5,930,716)
		3,994,414	3,895,172
		$ 6,026,942	$ 5,757,200

Commitments and Contingencies (Notes 1 and 6)

Approved on behalf of the Board:

Signed "JOHN H. PATERSON", Director

Signed "HANK REIMER", Director

The accompanying notes form an integral part of these consolidated financial statements

AUROGIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE
(Unaudited)

(Expressed in United States Dollars)		Three Months Ended March 31, 2007	2006
Revenue			
Gold sales		$ 824,575	$ -
Cost of sales			
Cost of sales (excludes accretion, depreciation, depletion and amortization)		360,300	-
Depreciation, depletion and amortization		135,158	-
Accretion		2,365	-
Mine operating earnings		326,752	-
Operating expenses			
Exploration and business development		30,424	-
General and administrative	Note 4	230,008	94,091
Operating earnings (loss) before the undernoted		66,320	(94,091)
Other expense (income)	Note 4	2,394	(1,538)
Earnings (loss) before income taxes and non-controlling interest		63,926	(92,553)
Income tax expense		41,229	-
Earnings (loss) before non-controlling interest		22,697	(92,553)
Non-controlling interest		128,466	-
Net loss and other comprehensive loss, for the period		105,769	92,553
Deficit, beginning of period		5,930,716	5,268,973
Deficit, end of period		$ 6,036,485	$ 5,361,526
Net loss per share – Basic and diluted		$ (0.00)	$ (0.00)
Weighted average number of common shares outstanding		63,558,054	44,825,721

The accompanying notes form an integral part of these consolidated financial statements

AUROGIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE
(Unaudited)

(Expressed in United States Dollars)	Three Months Ended March 31, 2007	2006
Net inflow (outflow) of cash related to the following activities:		
Operating:		
Net loss for the period	$ (105,769)	$ (92,553)
Items not involving cash:		
Depreciation, depletion and amortization	135,158	-
Accretion	2,365	-
Non-controlling interest	128,466	-
Stock-based compensation	416	24,498
Changes in operating assets and liabilities		
Amounts receivable	(59,591)	(1,948)
Inventories	(228,821)	-
Prepaid expenses	(104,202)	(9,363)
Accounts payable and accrued liabilities	39,669	2,793
Cash flows (used in) operating activities	(192,309)	(76,573)
Investing:		
Additions to property, plant and equipment	(153,934)	(181,675)
Mineral property expenditures	(157,394)	(39,287)
Merger related expenditures	(21,122)	-
Cash flows (used in) investing activities	(332,450)	(220,962)
Financing		
Exercise of options	24,166	8,658
Redemption of share purchase warrants	146,266	156,031
Private placements	-	865,876
Share issue costs	-	(83,757)
Cash flows provided by financing activities	170,432	946,808
Effect of cumulative translation adjustment	-	(6,792)
(Decrease) increase in cash and cash equivalents	(354,327)	642,481
CASH AND CASH EQUIVALENTS, beginning of period	652,214	4,938
CASH AND CASH EQUIVALENTS, end of period	$ 297,887	$ 647,419
Cash and cash equivalents are composed of the following:		
Cash	$ 297,887	$ 261,848
Cash equivalents	-	385,571
	$ 297,887	$ 647,419
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ 23,736	$ -
Interest paid	$ -	$ -
Issuance of common share purchase warrants for share issue costs	$ -	$ -
Issuance of common shares for interest in mineral properties	$ -	$ 4,329
Issuance of common share purchase warrants for interest in mineral properties	$ 34,163	$ -

The accompanying notes form an integral part of these consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

Aurogin Resources Ltd. ("Aurogin" or the "Company") is engaged in the production of gold and related activities including exploration and acquisition of gold-bearing properties, development and processing. Aurogin's gold production activities are carried on in Guatemala while exploration activities are carried out principally in Guatemala, the United States and Canada.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Aurogin is also exposed to fluctuations in foreign currency exchange rates, foreign investment risk, political risk, title risk and varying levels of taxation. The Company seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of operations and at amounts different from those in the accompanying consolidated financial statements.

The Company has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2. BASIS OF PRESENTATION

These unaudited interim consolidated financial statements of Aurogin have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements and are expressed in United States dollars unless otherwise stated. Certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements. The interim results for the period ended March 31, 2007 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2007.

Aurogin's ownership interests consist of a 50% interest in the El Sastre Main Zone gold mine and surrounding property interests including the El Arenal Zone in Guatemala, a 70% interest in the Bridge and Lupita properties in Guatemala and a 100% interest in the Lone Mountain property in Nevada, U.S.A.

(Expressed in United States dollars unless otherwise stated)

3. CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") in 2005: Handbook Section 3855, *Financial Instruments – Recognition and Measurement,* Handbook Section 1530, *Comprehensive Income* and Handbook Section 3865, *Hedges.* The new standards and accounting policy changes are as follows:

(a) Financial Instruments – Recognition and Measurement (Section 3855)

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. All derivatives are recorded on the balance sheet at fair value. Mark-to-market adjustments on these instruments are included in net income, unless the instruments are designated as part of a cash flow hedge relationship.

All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(b) Comprehensive Income (Section 1530)

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until the period that the related asset or liability affects income.

For the period ended March 31, 2007, the Company did not have other comprehensive income or loss, therefore the comprehensive loss for the period is equal to the net loss for the period.

(c) Hedges (Section 3865)

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13 "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company currently does not have any instruments that are covered in this standard.

The Company has determined that the adoption of these new policies had no material impact on its consolidated financial statements and determined that no adjustments are required for the period ended March 31, 2007.

(Expressed in United States dollars unless otherwise stated)

4. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

(i) Amounts Receivable	**March 31, 2007**	December 31, 2006
Guatemalan IVA recoverable	**$ 242,490**	$ 179,671
GST recoverable	**12,313**	16,010
Interest receivable	**-**	1,784
Other amounts receivable	**2,253**	-
	$ 257,056	$ 197,465

(ii) Inventories	**March 31, 2007**	December 31, 2006
In-process	**$ 425,820**	$ -
Ore on leach pads[(a)]	**301,633**	334,484
Finished metal	**-**	55,604
Supplies	**131,081**	106,704
	$ 858,534	$ 496,792

(a) As at March 31, 2007, the cost per recoverable ounce of gold on the leach pads at the El Sastre Main Zone gold mine was $192 per ounce (December 31, 2006 - $311 per ounce). Of this cost per ounce, $118 per ounce (December 31, 2006 - $208 per ounce) related to cash costs while $74 per ounce (December 31, 2006 - $103 per ounce) related to depreciation of property plant and equipment.

(iii) Accounts payable and accrued liabilities	**March 31, 2007**	December 31, 2006
Trade payables	**$ 473,831**	$ 465,606
Accrued liabilities	**152,302**	138,180
Royalties payable	**7,279**	5,001
Income taxes payable	**17,544**	2,500
	$ 650,956	$ 611,287

Consolidated Statement of Operations

(iv) General and Administrative	**March 31, 2007**	March 31, 2006
Stock based compensation	**$ 416**	$ 24,498
Legal, audit and accounting	**13,830**	7,028
Investor relations and shareholder costs	**43,519**	13,319
Management and consulting fees	**119,729**	8,226
General office	**52,514**	41,020
	$ 230,008	$ 94,091

(v) Other income (expense)	**March 31, 2007**	March 31, 2006
Interest income	**$ 881**	$ 1,669
Bank charges	**(890)**	(131)
Foreign exchange loss	**(2,311)**	-
Other	**(74)**	-
	$ (2,394)	$ 1,538

(Expressed in United States dollars unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT

	March 31, 2007			December 31, 2006		
	Cost	**Accumulated Depreciation**	**Net**	Cost(	Accumulated Depreciation	Net
Deferred exploration and development	**$ 2,126,130**	**$ 240,529**	**$ 1,885,601**	$ 2,126,130	$ 111,341	$ 2,014,789
Mineral rights	**995,000**	**112,260**	**882,740**	995,000	51,723	943,277
Surface rights	**198,801**	**22,429**	**176,372**	198,801	10,334	188,467
Leach pads	**362,939**	**68,114**	**294,825**	245,458	26,695	218,763
Plant and equipment	**121,516**	**13,099**	**108,417**	109,025	5,667	103,358
Buildings & infrastructure	**47,982**	**4,612**	**43,370**	31,611	1,643	29,968
Asset retirement obligation	**118,236**	**13,340**	**104,896**	118,236	6,146	112,090
Vehicles	**50,869**	**8,701**	**42,168**	50,869	4,462	46,407
Office furniture & equipment	**38,181**	**4,462**	**33,719**	30,590	1,456	29,134
	$ 4,059,654	**$ 487,546**	**$ 3,572,108**	$ 3,905,720	$ 219,467	$ 3,686,253

6. MINERAL PROPERTIES

Acquisition costs and deferred exploration and development expenditures are as follows:

	Guatemala			Canada	U.S.	
	Bridge	Lupita	Total	Various	Lone Mountain	Total
Acquisition Costs:						
Balance, June 30, 2006	$ 51,308	$ 51,308	$ 102,616	$ 3,069	$ 15,944	$ 121,679
6 month expenditures:						
Staking costs	-	-	-	-	23,865	23,865
Option payments	104,890	104,890	209,780	-	-	209,780
Surface rights	83,566	-	83,566	-	-	83,566
	188,456	104,890	293,346	-	23,865	317,211
Less: Write down during the year	-	-	-	-	-	-
Balance, December 31, 2006	239,764	156,198	395,962	3,069	39,859	438,890
3 month expenditures:						
Staking costs	-	-	-	-	-	-
Option payments	60,000	60,000	120,000	-	34,163	154,163
Surface rights	-	-	-	-	-	-
	60,000	60,000	120,000	-	34,163	154,163
Balance, March 31, 2007	299,764	216,198	515,962	3,069	74,022	593,053
Exploration & Development Expenditures:						
Balance, June 30, 2006	15,001	7,019	22,020	69,147	58,992	150,159
6 month expenditures	84,029	29,616	113,645	-	12,813	126,458
Less: Write down during the year	-	-	-	-	-	-
Balance, June 30, 2006	99,030	36,635	135,665	69,147	71,805	276,617
3 month expenditures	24,252	8,498	32,750	-	4,644	37,394
Balance, March 31, 2007	123,282	45,133	168,415	69,147	76,449	314,011
Total ending balance	$ 423,046	$ 261,331	$ 684,377	$ 72,216	$ 150,471	$ 907,064

(Expressed in United States dollars unless otherwise stated)

6. MINERAL PROPERTIES (Continued)

Bridge Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Bridge property located four kilometres west of the El Sastre Main Zone gold mine. To earn its 51%, the Company agreed to spend $500,000 on exploration by September 30, 2007. In addition, the Company agreed to pay the vendors a total of $240,000 ($15,000 after signing (paid), $25,000 - March 31, 2006 (paid), $40,000 - September 30, 2006 (paid), $60,000 - March 31, 2007 (paid) and $100,000 - September 30, 2007). The Company also agreed to issue 100,000 common shares by December 31, 2005 (issued – valued at $8,969) and 200,000 shares by each of December 31, 2006 (issued – valued at $64,890) and December 31, 2007. The Company can earn an additional 14% by completing a feasibility study by December 31, 2009 and a further 5% by putting the project into production by December 31, 2011.

Lupita Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Lupita property located 600 metres west of the El Sastre Main Zone gold mine. To earn its 51% interest, the Company agreed to spend $850,000 on exploration ($350,000 by September 30, 2007 and an additional $500,000 by September 30, 2008). In addition the Company agreed to pay the vendors a total of $360,000 ($15,000 after signing (paid), $25,000 - March 31, 2006 (paid), $40,000 - September 30, 2006 (paid), $60,000 - March 31, 2007 (paid), $60,000 September 30, 2007, $80,000 – March 31, 2008 and $80,000 September 30, 2008). The Company also agreed to issue 100,000 shares by December 31, 2005 (issued – valued at $8,969) 200,000 shares by each of December 31, 2006 (issued – valued at $64,890) and December 31, 2007 and 300,000 shares by December 31, 2008. The Company can earn an additional 14% by completing a feasibility study by December 31, 2010 and a further 5% by putting the project into production by June 30, 2012.

Lone Mountain Project, United States

Aurogin entered into agreements with effective dates of April 12, 2005 and July 19, 2006 whereby the Company can earn a 100% interest in 88 unpatented load mining claims, known as the Lone Mountain Property in Eureka County, Nevada. Aurogin agreed to issue to the vendor, 200,000 warrants exercisable at CDN$0.15 for two years (issued), under the terms of the first agreement and 200,000 warrants exercisable at CDN$0.30 for two years (issued – January 30, 2007), under the terms of the second agreement. The fair value of these warrants was determined to be $7,175 and $34,163, respectively using the Black-Scholes pricing model based on the following assumptions: risk-free interest rate of 3.1% and 4.1%, respectively; expected life of 2 years; expected dividend yield of 0%; and expected volatility of 100%.

Under the terms of the first agreement, the Company must spend $25,000 by April 12, 2006 (spent) and $50,000 before each year ending April 12, 2007 (spent), April 12, 2008 and April 12, 2009. Alternatively, for each of the three years ending in 2007, 2008 and 2009, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from April 12, 2010 to April 12, 2014, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after April 12, 2009 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

(Expressed in United States dollars unless otherwise stated)

6. MINERAL PROPERTIES (Continued)

Under the terms of the second agreement, the Company must spend $25,000 by July 19, 2007 and $50,000 before each year ending July 19, 2008, July 19, 2009 and July 19, 2010. Alternatively, for each of the three years ending July 19 2008, 2009 and 2010, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from July 19, 2011 to July 19, 2015, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after July 19, 2010 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

Nicholas Denys, New Brunswick, Canada

On October 1, 2004, the Company entered into an agreement to explore a 40 km square land package north-west of Bathurst, New Brunswick. The Company has earned a 50% interest in the property by completing an airborne AeroTEM II electromagnetic and magnetometer survey over the area.

On September 22, 2005 the Company entered into an agreement with Puma Exploration Inc. ("Puma"), whereby Puma has the right to earn a 100% interest (subject to a 3% NSR on gold and silver and a 2% NSR on all other minerals) in the Nicholas Denys property by spending CDN$500,000 by 2008 and making minimum advance royalty payments of CDN$700,000 by 2015.

7. ASSET RETIREMENT OBLIGATIONS

El Sastre Main Zone gold mine	**March 31, 2007**	March 31, 2006
Balance, beginning of period	$ 118,236	$ -
Accretion expense	2,365	-
Balance, end of period	$ 120,601	$ -

The Company estimates its total future decommissioning and reclamation costs to be approximately $150,000.

8. RELATED PARTY TRANSACTIONS

(a) During the three month period ended March 31, 2007, legal fees in the amount of CDN$6,400 (2006 - CDN$8,117) were paid or accrued to a law firm of which one director is associated in the practice of law. Included in accounts payable and accrued liabilities at March 31, 2007 is $134,965 (December 31, 2006 - $138,914) owing to this law firm.

All of the above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(Expressed in United States dollars unless otherwise stated)

9. CAPITAL STOCK

(a) Share capital

The Company is authorized to issue an unlimited number of common shares. Transactions during the three month period ended March 31, 2007 are as follows:

Issued	Shares #	Amount $
Balance, December 31, 2006	63,134,721	8,940,920
Exercise of warrants – cash proceeds	1,000,000	146,266
Exercise of options – cash proceeds	200,000	24,166
Exercise of warrants – valuation allocation	-	18,913
Exercise of options – valuation allocation	-	14,240
Balance, December 31, 2006	64,334,721	9,144,505

(b) Warrants

As at March 31, 2007, the Company has issued and outstanding 12,564,666 common share purchase warrants entitling the holder to purchase one common share of the Company. A summary of the outstanding warrants is as follows:

Warrants #	Exercise Price CDN$	Value	Expiry Date
1,846,666	0.10	$ 16,699	July 15, 2007
200,000	0.15	7,175	August 17, 2007
5,500,000	0.20	134,331	January 3, 2008
4,818,000	0.36	282,166	April 20, 2008
200,000	0.30	34,163	January 30, 2009
12,564,666		$ 474,534	

The following is a summary of warrant activity for the three month period ended March 31, 2007:

	Warrants #	Weighted Average Exercise Price CDN$
Balance, December 31, 2006	13,364,666	0.24
Warrants issued	200,000	0.30
Warrants exercised	(1,000,000)	(0.17)
Balance, March 31, 2007	12,564,666	0.25

(c) Stock Options

The Company has granted options for the purchase of common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the options. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in United States dollars unless otherwise stated)

9. CAPITAL STOCK (Continued)

A summary of changes in stock options for the three month period ended March 31, 2007 is as follows:

	Stock Options #	Weighted Average Exercise Price CDN$
Balance, December 31, 2006	5,117,000	0.26
Exercised	(200,000)	(0.14)
Granted	-	-
Balance, March 31, 2007	4,917,000	0.26

As at March 31, 2007 the Company had incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows:

Date of Grant	Options Granted #	Exercise Price CDN$	Expiry Date
August 31, 2004	50,000	0.10	August 31, 2009
October 21, 2005	580,000	0.12	October 21, 2010
February 8, 2006	350,000	0.16	February 8, 2011
April 7, 2006	270,000	0.30	April 7, 2011
April 17, 2006	200,000	0.38	April 17, 2011
April 18, 2006	10,000	0.51	April 18, 2011
May 5, 2006	40,000	0.39	May 5, 2011
July 19, 2006	200,000	0.28	July 19, 2011
October 17, 2006	3,217,000	0.29	October 17, 2011
	4,917,000		

There were no stock options granted during the three month period ended March 31, 2007.

(d) Contributed Surplus

The following is a summary of contributed surplus activity:

	March 31, 2007	December 31, 2006
Opening balance	**$ 919,260**	$ 564,666
Stock-based compensation – Employee	**416**	520,798
Exercise of options	**(14,240)**	(166,204)
Closing balance	**$ 905,436**	$ 919,260

10. SUBSEQUENT EVENTS

(i) Subsequent to March 31, 2007, 380,000 warrants and 280,000 options were exercised for proceeds of $79,732. All of these warrants and options were exercised by directors and officers of the Company.

(ii) On May 9, 2007, the Company granted incentive stock options to two directors, entitling them to purchase up to a total of 80,000 common shares at a price of CDN$0.29 per share for a period of five years.

AUROGIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 and JUNE 30, 2006

(Expressed in United States Dollars)

Management's Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by management of Aurogin Resources Ltd. in accordance with Canadian generally accepted accounting principles. Where appropriate, they reflect management's best estimates and judgement based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Company has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. These systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management's Discussion and Analysis ("MD&A").

The Audit Committee is appointed by the Board with two of the three members being independent of management. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors' report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements have been audited by McGovern, Hurley, Cunningham, LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Signed "John H. Paterson"

John H. Paterson
President and Chief Executive Officer

Signed "Michael H. Farrant"

Michael H. Farrant
Vice President and Chief Financial Officer

Toronto, Canada
April 14, 2007



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Aurogin Resources Ltd.

We have audited the consolidated balance sheets of Aurogin Resources Ltd. as at December 31, 2006 and June 30, 2006 and the consolidated statements of operations and deficit and cash flows for the six-month period ended December 31, 2006 and the year ended June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and June 30, 2006 and the results of its operations and its cash flows for the six-month period ended December 31, 2006 and the year ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 14, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

AUROGIN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31 AND JUNE 30, 2006

(Expressed in United States Dollars)		December 31, 2006	June 30, 2006
Assets			
Current assets			
Cash and cash equivalents		$ 652,214	$ 1,402,363
Amounts receivable	Note 5	197,465	21,150
Inventories	Note 5	496,792	-
Prepaid expenses		5,394	7,922
		1,351,865	1,431,435
Property, plant and equipment	Note 6	3,686,253	1,487,023
Mineral properties	Note 7	715,507	271,838
Other		3,575	6,000
		$ 5,757,200	$ 3,196,296
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	Notes 5, 10(b)	$ 611,287	$ 276,106
Provision for site closure and reclamation obligations	Note 8	118,236	-
		729,523	276,106
Non-controlling interest		1,132,505	-
Shareholders' equity			
Common share capital	Note 11(a)	8,940,920	7,381,682
Common share purchase warrants	Note 11(b)	459,284	618,465
Contributed surplus	Note 11(d)	919,260	564,666
Cumulative translation adjustments	Note 3	(493,576)	(493,576)
Accumulated deficit		(5,930,716)	(5,151,047)
		3,895,172	2,920,190
		$ 5,757,200	$ 3,196,296

Commitments and Contingencies (Notes 1, 7 and 13)

Approved on behalf of the Board:

Signed "JOHN H. PATERSON", Director

Signed "EDWARD G. THOMPSON", Director

The accompanying notes form an integral part of these consolidated financial statements

AUROGIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE

(Expressed in United States Dollars)		Six-Month Period Ended December 31, 2006	Year ended June 30, 2006
Revenue			
Gold sales		$ 500,080	$ -
Cost of sales			
Cost of sales (excludes depreciation, depletion and amortization)		186,549	-
Depreciation, depletion and amortization		90,691	-
Mine operating earnings		222,840	-
Operating expenses			
Exploration expense (recovery) and business development		63,332	(15,720)
General and administrative	Note 5	770,639	334,769
Impairment charges:			
Mineral properties		-	1
Loss before the undernoted		611,131	319,050
Other expense (income)	Note 5	71,029	(7,209)
Loss before income taxes and non-controlling interest		682,160	311,841
Income tax expense	Note 12(a)	25,004	-
Loss before non-controlling interest		707,164	311,841
Non-controlling interest		72,505	-
Net loss, for the period		779,669	311,841
Deficit, beginning of period		5,151,047	4,839,206
Deficit, end of period		$ 5,930,716	$ 5,151,047
Net loss per share – Basic and diluted		$ 0.01	$ 0.01
Weighted average number of common shares outstanding		57,749,688	39,540,931

The accompanying notes form an integral part of these consolidated financial statements

AUROGIN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE

(Expressed in United States Dollars)	Six-month Period Ended December 31, 2006	Year Ended June 30, 2006
Net inflow (outflow) of cash related to the following activities:		
Operating:		
Net loss for the period	$ (779,669)	$ (311,841)
Items not involving cash:		
Depreciation, depletion and amortization	90,691	-
Write down of mineral properties and deferred exploration expenditures	-	1
Recovery of exploration expenditures	-	(13,376)
Non-controlling interest	72,505	-
Stock-based compensation	520,798	149,220
Changes in operating assets and liabilities		
Amounts receivable	(116,743)	(18,569)
Inventories	(368,879)	-
Prepaid expenses	2,528	(4,457)
Accounts payable and accrued liabilities	335,181	61,462
Cash flows (used in) operating activities	(243,588)	(137,560)
Investing:		
Additions to property, plant and equipment	(1,250,160)	(1,017,899)
Mineral property expenditures	(313,889)	(171,397)
Reclamation bond	(3,575)	-
Cash flows (used in) investing activities	(1,567,624)	(1,189,296)
Financing		
Repayment of advances from related parties	-	(11,817)
Exercise of options	212,166	10,753
Redemption of share purchase warrants	848,897	757,763
Private placements	-	2,060,387
Share issue costs	-	(216,598)
Cash flows provided by financing activities	1,061,063	2,600,488
Effect of cumulative translation adjustment	-	57,301
(Decrease) increase in cash and cash equivalents	(750,149)	1,330,933
CASH AND CASH EQUIVALENTS, beginning of period	1,402,363	71,430
CASH AND CASH EQUIVALENTS, end of period	$ 652,214	$ 1,402,363
Cash and cash equivalents are composed of the following:		
Cash	$ 564,040	$ 97,569
Cash equivalents	88,174	1,304,794
	$ 652,214	$ 1,402,363
SUPPLEMENTAL INFORMATION		
Income taxes paid	$ 24,593	$ -
Interest paid	-	-
Issuance of common share purchase warrants for share issue costs	-	26,497
Issuance of common shares for interest in mineral properties	172,791	25,806
Issuance of common share purchase warrants for interest in mineral properties	-	7,175

The accompanying notes form an integral part of these consolidated financial statements

1. NATURE OF OPERATIONS AND GOING CONCERN

Aurogin Resources Ltd. ("Aurogin" or the "Company") is engaged in the production of gold and related activities including exploration and acquisition of gold-bearing properties, development and processing. Aurogin's gold production activities are carried on in Guatemala while exploration activities are carried out principally in Guatemala, the United States and Canada.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold produced and sold, the market price of gold, operating costs, interest rates, environmental costs and the level of exploration activity and other discretionary costs and activities. Aurogin is also exposed to fluctuations in foreign currency exchange rates, foreign investment risk, political risk, title risk and varying levels of taxation. The Company seeks to manage the risks associated with its business, however, many of the factors affecting these risks are beyond the Company's control.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of operations and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Aurogin have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") using the following significant accounting policies and are expressed in United States dollars.

A. Basis of Presentation:
The consolidated financial statements include the accounts of the Company and those of its 50% owned Guatemalan subsidiary Rocas el Tambor, Sociedad Anónima ("Rocas el Tambor"). The significant mining and exploration properties of Aurogin are listed below:

	Location	December 31, 2006	June 30, 2006
As interests in incorporated joint ventures			
El Sastre Main Zone	Guatemala	50%	50%[(1)]
El Arenal Zone	Guatemala	50%	50%[(1)]
Mineral Properties obtained under option agreement			
Bridge Zone	Guatemala	70%[(2)]	70%[(2)]
Lupita Zone	Guatemala	70%[(3)]	70%[(3)]
Lone Mountain	United States	100%	100%

(Expressed in United States dollars unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Effective December 28, 2006, the shares of Rocas el Tambor were officially released from Trust to the Company under the terms of the option earn-in agreement. Prior to that, the Company did not directly hold legal title to its equity interest in the joint venture and therefore did not consolidate or proportionately consolidate the results of Rocas el Tambor.

(2) The Company can earn up to 70% interest in Rocas Bridge, S. A., a Guatemalan company that holds the interest in the Bridge Zone. Aurgoin's interest will be held in trust until it has met the terms of the earn-in agreement. Until such time, the Company treats all funding transfers and payment of costs as deferred development and exploration expenditures.

(3) The Company can earn up to 70% interest in Rocas Lupita, S.A., a Guatemalan company that holds the interest in the Lupita Zone. Aurogin's interest will be held in trust until it has met the terms of the-earn in agreement. Until such time, the Company treats all funding transfers and payment of costs as deferred development and exploration expenditures.

B. Use of Estimates:
The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to, property, plant and equipment, mineral interests, inventories and site closure and reclamation obligations. Other significant estimates made by the Company include factors affecting valuations of stock-based compensation, warrants and tax accounts. Management believes that the estimates are reasonable.

C. Variable Interest Entities:
Variable interest Entities ("VIE's"), as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities", are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE's are subject to consolidation by the primary beneficiary who will absorb the majority of the entity's expected losses and/or expected residual returns. Intercompany accounts and transactions and unrealized intercompany gains and losses are eliminated upon consolidation. As a result of the additional funding made by Aurogin to Rocas el Tambor which is repayable to the Company out of gold sales proceeds, it has been determined that Aurogin must fully consolidate the financial statements of Rocas el Tambor until such time as the amount owing to Aurogin is repaid. As at December 31, 2006, $1,630,000 was owing from Rocas el Tambor to Aurogin. Repayment terms have been set at 10% of the gross proceeds from each gold sale and the loan bears interest at a rate of 8%. In the event the loan is not fully repaid by December 31, 2007, Aurogin's Guatemalan partners have agreed to repay the remaining outstanding balance coincident with payment of the first dividend from Rocas el Tamobr in 2008. This intercompany loan has been eliminated in these consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

D. Functional and Reporting Currency:
The Company's functional currency is the United States ("U.S.") dollar. The Company and its joint venture operate in Guatemala, Canada and the United States. The Company's foreign operations are considered integrated and their results have been translated into U.S. dollars using the temporal method.

Monetary assets and liabilities of the Company's operations denominated in currencies other than the United States dollar are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenues and expenses are translated at average rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

E. Cash and Cash Equivalents:
Cash and cash equivalents include cash on hand and balances with banks and short-term investments with original maturities of three months or less.

F. Inventories:
Inventories consisting of ore on leach pads, metal in process and finished metal are valued at the lower of cost or net realizable value ("NRV"). NRV is calculated as the difference between the estimated future gold prices based on prevailing metal prices (due to the short-term nature of the inventory) and estimated costs to complete production into a saleable form.

Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered, based on the average cost per recoverable ounce of gold on the leach pad. Current mining costs include mining, crushing, mine-site overhead expenses and depreciation, depletion and amortization, as applicable.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. This includes gold-in-carbon at the mine site, in-transit or at a custom stripping facility in the United States.

All of the Company's ore on leach pads is classified as current. In the event that the Company determines, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to NRV are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process has concluded.

Finished metal inventories, comprised of gold doré and bullion, are valued at the lower of the average production cost and NRV. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Materials and supplies inventory are valued at the lower of average cost and replacement cost.

Write-downs of inventory resulting from NRV or net replacement impairments are reported in current period costs.

G. Property, plant and equipment and impairment of property, plant and equipment:
Plant and equipment are recorded at cost and carried net of depreciation. Certain equipment is amortized, net of residual value, using the straight line method, over the estimated productive life of the asset. Productive lives of all such assets are 3 years, so as not to exceed the estimated mine life based on indicated and inferred reserves. Costs of additions and improvements are capitalized. When assets are retired or sold, the resulting gains and losses are reflected in current earnings. Repair and maintenance expenditures are charged to operating costs.

After a mine has been brought into commercial production, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depleted over the remaining life of the related assets. Mine development costs, including the stripping of waste material, incurred to expand operating capacity, develop new ore bodies or develop mine areas in advance of current production are deferred and then amortized on a unit-of-production basis.

The expected useful lives used in depreciation and depletion calculations are determined based on the facts and circumstances associated with the assets to which they relate. The Company evaluates remaining useful lives on at least an annual basis. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

Aurogin reviews and evaluates the carrying value of its operating mine for impairment whenever events or changes in circumstances indicate that the carrying amounts of related assets might not be recoverable.

Whenever the total estimated future cash flows from a property, on an undiscounted basis, is less than the carrying amount of the property, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, sales prices, production levels and costs, capital and reclamation and remediation obligations, which are based on life of mine plans. Future recoverable mine production is determined from proven and probably reserves and measured, indicated and inferred mineral resources net of losses during ore processing and treatment. Cash flow estimates of recoverable production from inferred mineral interests are risk-adjusted to reflect greater uncertainty associated with those cash flows. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

H. Mineral properties:
Costs to acquire mineral properties are capitalized and represent the property's fair value at the time it was acquired. Payment of these acquisition costs can occur over a period of time as is the case with mineral properties obtained under an option earn-in agreement. Property acquisition, development and exploration expenditures on these properties are carried at cost until they are brought into production, at which time they are amortized on a unit-of-production method based on proven and probable reserves or abandoned, at which time they are written down to their estimated net realizable value. Costs include the cash consideration and the fair market value of the shares issued for the acquisition of these properties. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment. If the property is subsequently optioned to a third party, the carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Aurogin reviews and evaluates the carrying value of mineral properties to determine if events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable.. The recoverability of costs incurred on the mineral properties is dependent upon factors that include exploration results, environmental risks, commodity risks, political risks and the Company's ability to attain profitable production. In the event that the carrying value of a mineral property exceeds the future expected undiscounted cash flows from that property, a reduction to the carrying value of that property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value. The cost of mineral properties abandoned or sold and their related deferred expenditures are charged to operations in the year of disposal.

I. Reclamation and remediation obligations:
During the course of exploring and developing mineral properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The Company records a liability and corresponding asset for estimated costs for future site reclamation and closure. The carrying value is amortized over the life of the related property on a unit-of-production basis and the related liabilities are accreted to the original value estimate. The estimated present value of the asset retirement obligation is assessed on an annual basis or when new information becomes available. Increases or decreases to the obligation usually arise due to changes in legal or regulatory requirements, the extent of environmental remediation required, methods of reclamation or cost estimates. The estimated costs of these changes are recorded in the period in which the change is identified and quantified. Changes to asset retirement obligations related to operating mines are recorded with an offsetting increase to the related asset.

J. Revenue recognition:
Metal sales revenue is recognized upon shipment of gold to third party refineries, when the sales price is fixed and title has passed to the customer.

K. Stock-based compensation:
The fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period with the related credit being included in contributed surplus. When options are exercised, the proceeds received, together with any related amount in contributed surplus, will be credited to capital stock. The fair value of common shares issued for mineral properties is generally based on the quoted market value of the common shares on the date of issue.

L. Income taxes:
The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

M. Loss per share:
Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

N. Reclassifications:
Certain comparative information has been reclassified to conform to the current period's presentation.

3. CHANGE IN ACCOUNTING POLICY

Effective December 31, 2006, the Company changed its reporting currency from Canadian dollars to United States ("US") dollars in order to provide more meaningful information to its financial statement users. The Company's functional currency also changed from Canadian dollars to US dollars as the majority of the Company's operating, investing and financing activities are now conducted in US dollars. To effect this conversion, the comparative amounts in the consolidated financial statements have been translated into US dollars using the current rate method. Using this method, assets and liabilities are translated using the year end rate of exchange (June 30, 2006 – 0.8969) and revenues and expenses are translated using the average rate of exchange for the year (Year ended June 30, 2006 – 0.8602). The related foreign exchange gains and losses arising on this translation are included in shareholders' equity as currency translation adjustments.

4. ACCOUNTING CHANGES AND RECENT PRONOUNCEMENTS

The CICA issued EIC 160 "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC 160") in March 2006 which is applicable to stripping costs incurred in fiscal years beginning on or after July 1, 2006. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period in which stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs could differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. Management of the Company has determined that the adoption of this accounting policy has no impact on the consolidated financial statements of the Company for the period ended December 31, 2006.

AUROGIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2006
(Expressed in United States dollars unless otherwise stated)

5. CONSOLIDATED FINANCIAL STATEMENT DETAILS

Consolidated Balance Sheets

(i) Amounts Receivable	December 31, 2006	June 30, 2006
Guatemalan IVA recoverable	$ 179,671	$ -
GST recoverable	16,010	12,321
Interest receivable	1,784	4,793
Other amounts receivable	-	4,036
	$ 197,465	$ 21,150

(ii) Inventories	December 31, 2006	June 30, 2006
Ore on leach pads[a]	$ 334,484	$ -
Finished metal	55,604	-
Supplies	106,704	-
	$ 496,792	$ -

(a) As at December 31, 2006, the cost per recoverable ounce of gold on the leach pads at the El Sastre Main Zone gold mine was $311 per ounce. Of this cost per ounce, $208 per ounce related to cash costs while $103 per ounce related to depreciation of property plant and equipment.

(iii) Accounts payable and accrued liabilities	December 31, 2006	June 30, 2006
Trade payables	$ 465,606	$ 148,076
Accrued liabilities	138,180	128,030
Royalties payable	5,001	-
Income taxes payable	2,500	-
	$ 611,287	$ 276,106

Consolidated Statement of Operations

(iv) General and Administrative	December 31, 2006	June 30, 2006
Stock based compensation	$ 520,798	$ 149,220
Legal, audit and accounting	41,975	43,069
Investor relations and shareholder costs	63,759	55,112
Management and consulting fees	90,724	29,569
General office	53,383	57,799
	$ 770,639	$ 334,769

(v) Other income (expense)	December 31, 2006	June 30, 2006
Interest income	$ 6,166	$ 9,984
Bank charges	(1,396)	(997)
Foreign exchange loss	(75,692)	(1,778)
Other	(107)	-
	$ (71,029)	$ 7,209

(Expressed in United States dollars unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2006			June 30, 2006		
	Cost	Accumulated Depreciation	Net	Cost[(1)]	Accumulated Depreciation	Net
Deferred exploration and development	$ 2,126,130	$ 111,341	$ 2,014,789	$ 1,312,423	$ -	$ 1,312,423
Mineral rights	995,000	51,723	943,277	-	-	-
Surface rights	198,801	10,334	188,467	173,090	-	173,090
Leach pads	245,458	26,695	218,763	-	-	-
Plant and equipment	109,025	5,667	103,358	-	-	-
Buildings & infrastructure	31,611	1,643	29,968	-	-	-
Asset retirement obligation	118,236	6,146	112,090	-	-	-
Vehicles	50,869	4,462	46,407	-	-	-
Office furniture & equipment	30,590	1,456	29,134	1,510	-	1,510
	$ 3,905,720	$ 219,467	$ 3,686,253	$ 1,487,023	$ -	$ 1,487,023

(1) $1,485,513 relating to the El Sastre Main Zone gold mine has been reclassified to property, plant and equipment from mineral properties for comparative purposes.

El Sastre Main Zone gold mine, Guatemala

On August 4, 2004, the Company entered into an agreement with a private Guatemalan company to earn a 50% interest in the El Sastre property, located 30 km northeast of Guatemala City. The Company agreed to spend $1,000,000 in development expenditures by December 31, 2006, to pay $10,000 (paid) on signing of the agreement, and to make the following calendar quarterly payments: $10,000 (paid) during 2004, $15,000 (paid) during 2005 and $20,000 during 2006 (3 quarters paid). The Company also agreed to issue 200,000 common shares by September 30, 2004 (issued – valued at $8,969), 50,000 shares by December 31, 2004 (issued – valued at $3,363), 50,000 shares at the end of every calendar quarter of 2005 (issued – valued at $14,574) and 50,000 shares at the end of every calendar quarter of 2006 (3 quarters issued – valued at $43,011). The value of the shares issued in respect of property option payments was determined using the quoted market value of the Company's shares at the time of issue. Aurogin achieved commercial operation at the El Sastre Main Zone gold mine on December 28, 2006. As a result, the final cash payment of $20,000 and share payment of 50,000 common shares due on December 31, 2006 was waived. In addition, a share certificate representing 50% of the equity interest in Rocas el Tambor was released from trust to the Company.

AUROGIN RESOURCES LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31 AND JUNE 30, 2006
(Expressed in United States dollars unless otherwise stated)

7. MINERAL PROPERTIES

Acquisition costs and deferred exploration and development expenditures are as follows:

	Guatemala			Canada	U.S.	
	Bridge	Lupita	Total	Various	Lone Mountain	Total
Acquisition Costs:						
Balance, June 30, 2005	$ -	$ -	$ -	$ 3	$ -	$ 3
12 month expenditures:						
Staking costs	-	-	-	-	8,819	8,819
Option payments	51,308	51,308	102,616	3,067	7,175	112,858
Surface rights	-	-	-	-	-	-
	51,308	51,308	102,616	3,070	15,994	121,680
Less: Write down during the year	-	-	-	(1)	-	(1)
Balance, June 30, 2006	51,308	51,308	102,616	3,069	15,994	121,679
6 month expenditures:						
Staking costs	-	-	-	-	23,865	23,865
Option payments	104,890	104,890	209,780	-	-	209,780
Surface rights	83,566	-	83,566	-	-	83,566
	188,456	104,890	293,346	-	23,865	317,211
Balance, December 31, 2006	239,764	156,198	395,962	3,069	39,859	438,890
Exploration & Development Expenditures:						
Balance, June 30, 2005	-	-	-	68,026	-	68,026
12 month expenditures	15,001	7,019	22,020	1,121	58,992	82,133
Less: Write down during the year	-	-	-	-	-	-
Balance, June 30, 2006	15,001	7,019	22,020	69,147	58,992	150,159
6 month expenditures	84,029	29,616	113,645	-	12,813	126,458
Balance, December 31, 2006	99,030	36,635	135,665	69,147	71,805	276,617
Total ending balance	$ 338,794	$ 192,833	$ 531,627	$ 72,216	$ 111,664	$ 715,507

Bridge Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Bridge property located four kilometres west of the El Sastre Main Zone gold mine. To earn its 51%, the Company agreed to spend $500,000 on exploration by September 30, 2007. In addition, the Company agreed to pay the vendors a total of $240,000 ($15,000 after signing (paid), $25,000 - March 31, 2006 (paid), $40,000 - September 30, 2006 (paid), $60,000 - March 31, 2007 (paid subsequent to the end of the period) and $100,000 - September 30, 2007). The Company also agreed to issue 100,000 common shares by December 31, 2005 (issued – valued at $8,969) and 200,000 shares by each of December 31, 2006 (issued – valued at $64,890) and December 31, 2007. The Company can earn an additional 14% by completing a feasibility study by December 31, 2009 and a further 5% by putting the project into production by December 31, 2011.

(Expressed in United States dollars unless otherwise stated)

7. **MINERAL PROPERTIES** (Continued)

Lupita Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Lupita property located 600 metres west of the El Sastre Main Zone gold mine. To earn its 51% interest, the Company agreed to spend $850,000 on exploration ($350,000 by September 30, 2007 and an additional $500,000 by September 30, 2008). In addition the Company agreed to pay the vendors a total of $360,000 ($15,000 after signing (paid), $25,000 - March 31, 2006 (paid), $40,000 - September 30, 2006 (paid), $60,000 - March 31, 2007 (paid subsequent to the end of the period), $60,000 September 30, 2007, $80,000 – March 31, 2008 and $80,000 September 30, 2008). The Company also agreed to issue 100,000 shares by December 31, 2005 (issued – valued at $8,969) 200,000 shares by each of December 31, 2006 (issued – valued at $64,890) and December 31, 2007 and 300,000 shares by December 31, 2008. The Company can earn an additional 14% by completing a feasibility study by December 31, 2010 and a further 5% by putting the project into production by June 30, 2012.

Lone Mountain Project, United States

Aurogin entered into agreements with effective dates of April 12, 2005 and July 19, 2006 whereby the Company can earn a 100% interest in 88 unpatented load mining claims, known as the Lone Mountain Property in Eureka County, Nevada. Aurogin agreed to issue to the vendor, 200,000 warrants exercisable at CDN$0.15 for two years (issued), under the terms of the first agreement and 200,000 warrants exercisable at CDN$0.30 for two years (issued – January 30, 2007), under the terms of the second agreement. The fair value of these warrants was determined to be $7,175 and $34,163, respectively using the Black-Scholes pricing model based on the following assumptions: risk-free interest rate of 3.1% and 4.1%, respectively; expected life of 2 years; expected dividend yield of 0%; and expected volatility of 100%.

Under the terms of the first agreement, the Company must spend $25,000 by April 12, 2006 (spent) and $50,000 before each year ending April 12, 2007 (spent), April 12, 2008 and April 12, 2009. Alternatively, for each of the three years ending in 2007, 2008 and 2009, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from April 12, 2010 to April 12, 2014, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after April 12, 2009 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

Under the terms of the second agreement, the Company must spend $25,000 by July 19, 2007 and $50,000 before each year ending July 19, 2008, July 19, 2009 and July 19, 2010. Alternatively, for each of the three years ending July 19 2008, 2009 and 2010, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from July 19, 2011 to July 19, 2015, and $100,000 on each anniversary thereafter. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after July 19, 2010 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

(Expressed in United States dollars unless otherwise stated)

7. MINERAL PROPERTIES (Continued)

Nicholas Denys, New Brunswick, Canada

On October 1, 2004, the Company entered into an agreement to explore a 40 km square land package north-west of Bathurst, New Brunswick. The Company has earned a 50% interest in the property by completing an airborne AeroTEM II electromagnetic and magnetometer survey over the area.

On September 22, 2005 the Company entered into an agreement with Puma Exploration Inc. ("Puma"), whereby Puma has the right to earn a 100% interest (subject to a 3% NSR on gold and silver and a 2% NSR on all other minerals) in the Nicholas Denys property by spending CDN$500,000 by 2008 and making minimum advance royalty payments of CDN$700,000 by 2015.

8. ASSET RETIREMENT OBLIGATIONS

	December 31, 2006	June 30, 2006
El Sastre Main Zone gold mine	$ 118,236	$ -

The Company's estimate of future asset retirement obligations is based on reclamation standards that meet regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives. The Company estimates its total future decommissioning and reclamation costs to be approximately $150,000.

The carrying amount of the asset retirement obligation is based on the following key assumptions:

(i) Total undiscounted amount of estimated future cash flows is $150,000;
(ii) Based on the extent of current reserves and resources, the majority of expenditures are expected to occur in 2009; and
(iii) Discount rate of 8.0%.

As a result of meeting the terms of its earn-in-agreement on the El Sastre Main Zone gold mine on December 28, 2006, the initial carrying value of the asset retirement obligation as at that date is assumed to approximate the carrying value as at December 31, 2006. Therefore, no accretion expense has been recorded and no reclamation liabilities settled during the period ended December 31, 2006.

9. FINANCIAL INSTRUMENTS

Fair Values of financial instruments:
Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying values for primary financial instruments, including cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities reflected in the consolidated balance sheet approximate fair values due to the short-term maturities of these instruments.

Commodity Price Risk:
The Company does not hedge any of its production or manage commodity price risk through the use of derivative financial instruments. Therefore, the future profitability of the Company is directly related to the market price of gold.

9. FINANCIAL INSTRUMENTS (Continued)

Foreign Exchange Risk:
All metal sales revenues for the Company are denominated in US dollars. The Company is exposed to currency fluctuations relative to the US dollar on expenditures that are denominated in Canadian dollars and Guatemalan Quetzals. These potential currency fluctuations could have a significant impact on production costs and general and administrative costs and thereby on the profitability of the Company. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage these exposures.

10. RELATED PARTY TRANSACTIONS

(a) During the period ended December 31, 2006, a total of $1,550 (June 30, 2006 - $NIL) for deferred exploration expenditures was paid or accrued to a director of the Company.

(b) During the period ended December 31, 2006, legal fees in the amount of CDN$8,700 (June 30, 2006 – legal fees and share issue costs - CDN$53,000) were paid or accrued to a law firm of which one director is a partner. Included in accounts payable and accrued liabilities at December 31, 2006 is $138,914 (June 30, 2006 - $175,040) owing to this law firm. $5,386 of the balance owing was paid subsequent to the end of the period.

(c) During the period ended December 31, 2006, directors and officers of the Company exercised 100,000 common share purchase warrants (June 30, 2006 – 550,000) by paying CDN$15,000 to the Company (June 30, 2006 – CDN$60,000).

(d) During the period ended December 31, 2006, directors and officers of the Company exercised 2,292,000 options (June 30, 2006 – NIL) by paying CDN$237,100 to the Company (June 30, 2006 – $NIL).

(e) During the period ended June 30, 2006 directors and officers of the Company subscribed for shares as part of private placements. 1,019,183 units of the Company were issued to these directors and officers for gross proceeds of CDN$95,420.

(f) Up until October 1, 2006, the Company shared its premises with other companies that have common directors. The Company reimbursed the related companies for its proportional share of expenses.

(g) During the period ended December 31, 2006, directors and officers of the Company were granted 3,392,000 options to purchase common shares of the Company at CDN$0.28 - CDN$0.29 per share (June 30, 2006 – 1,545,000 at CDN$0.10 – CDN$0.30 per share).

All of the above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(Expressed in United States dollars unless otherwise stated)

11. CAPITAL STOCK

(a) Share capital

The Company is authorized to issue an unlimited number of common shares. Transactions during year ended June 30, 2006 and the six-month period ended December 31, 2006 are as follows:

Issued	Shares #	Amount $
Balance, June 30, 2005	29,285,721	5,081,294
Issuance for interest in mineral properties	450,000	26,906
Issuance pursuant to private placements	18,420,000	2,148,161
Warrant valuation on private placements	-	(557,578)
Exercise of warrants – cash proceeds	6,400,000	790,045
Exercise of options – cash proceeds	125,000	11,211
Exercise of warrants – valuation allocation	-	125,454
Exercise of options – valuation allocation	-	9,641
Share issue costs	-	(253,452)
Balance, June 30, 2006	54,680,721	7,381,682
Issuance for interest in mineral properties	550,000	172,791
Exercise of warrants – cash proceeds	5,582,000	848,897
Exercise of options – cash proceeds	2,322,000	212,166
Exercise of warrants – valuation allocation	-	159,180
Exercise of options – valuation allocation	-	166,204
Balance, December 31, 2006	63,134,721	8,940,920

On July 15, 2005, the Company, under a non-brokered private placement, issued 4,586,666 units at CDN$0.06 per unit to raise gross proceeds of CDN$275,200, of which CDN$130,000 was received prior to June 30, 2005 with the remaining CDN$145,200 received during the year ended June 30, 2006. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at CDN$0.10 until July 15, 2007. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model, which has determined the value of the warrants issued at $41,136 and the common shares issued at $205,680.

On October 7, 2005 the Company, under a non-brokered private placement, issued 1,000,000 common shares to Morgain Minerals Inc. ("Morgain") at CDN$0.15 per share to raise gross proceeds of CDN$150,000. A director and an officer of the Company are also directors of Morgain.

On January 3, 2006 the Company, under a non-brokered private placement, issued 10,000,000 units at CDN$0.10 per unit to raise gross proceeds of CDN$1,000,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.20 until January 3, 2008. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model, which has determined the value of the warrants issued at $243,049 and the common shares issued at $653,812. The Company paid CDN$65,000 and issued 650,000 common share purchase warrants as an Agent commission. Each warrant entitles the holder to purchase an additional common share at CDN$0.10 until July 3, 2007. These warrants were fully exercised on October 13, 2006.

(Expressed in United States dollars unless otherwise stated)

11. CAPITAL STOCK (Continued)

On April 20, 2006 the Company, under a non-brokered private placement, issued 5,000,000 units at CDN$0.22 per unit to raise gross proceeds of CDN$1,100,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at CDN$0.36 until April 20, 2008. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $292,825 and the common shares issued at $693,722. The Company paid CDN$59,500 in finder's fees as share issue costs.

The fair value of common share purchase warrants at the date of grant was estimated using the Black-Scholes pricing model based on the following weighted average assumptions for the year ended June 30, 2006: risk-free interest rate of 3.8% to 4.3%; expected life of 1.5 -2 years; expected dividend yield of 0%; and expected volatility of 100%.

(b) Warrants

As at December 31, 2006, the Company has issued and outstanding 13,364,666 common share purchase warrants entitling the holder to purchase one common share of the Company. A summary of the outstanding warrants is as follows:

Warrants	Exercise Price	Value	Expiry Date
#	CDN$		
2,146,666	0.10	$ 19,253	July 15, 2007
200,000	0.15	7,175	August 17, 2007
6,200,000	0.20	150,690	January 3, 2008
4,818,000	0.36	282,166	April 20, 2008
13,364,666		$ 459,284	

The following is a summary of warrant activity:

	Warrants	Weighted Average Exercise Price
	#	CDN$
Balance, June 30, 2005	4,910,000	0.12
Warrants issued	20,436,666	0.21
Warrants exercised	(6,400,000)	(0.14)
Balance, June 30, 2006	18,946,666	0.22
Warrants exercised	(5,582,000)	(0.17)
Balance, December 31, 2006	13,364,666	0.24

(c) Stock Options

The Company has granted options for the purchase of common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the options. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

(Expressed in United States dollars unless otherwise stated)

11. CAPITAL STOCK (Continued)

A summary of changes in stock options is as follows:

	Stock Options #	Weighted Average Exercise Price CDN$
Balance, June 30, 2005	1,992,000	0.10
Exercised	(125,000)	(0.10)
Granted	2,255,000	0.19
Balance, June 30, 2006	4,122,000	0.15
Exercised	(2,322,000)	(0.10)
Cancelled	(100,000)	(0.39)
Granted	3,417,000	0.29
Balance, June 30, 2006	5,117,000	0.26

As at December 31, 2006 the Company had incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows:

Date of Grant	Options Granted #	Exercise Price CDN$	Expiry Date
August 31, 2004	50,000	0.10	August 31, 2009
September 27, 2005	150,000	0.135	March 31, 2007
October 21, 2005	580,000	0.12	October 21, 2010
February 8, 2006	400,000	0.16	February 8, 2011
April 7, 2006	270,000	0.30	April 7, 2011
April 17, 2006	200,000	0.38	April 17, 2011
April 18, 2006	10,000	0.51	April 18, 2011
May 5, 2006	40,000	0.39	May 5, 2011
July 19, 2006	200,000	0.28	July 19, 2011
October 17, 2006	3,217,000	0.29	October 17, 2011
	5,117,000		

The weighted average fair value of options granted during the six-months ended December 31, 2006 was CDN$0.17 (June 30, 2006 - CDN$0.11). The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0% (June 30, 2006 – 0%), expected volatility of 100% (June 30, 2006 – 100%), risk-free interest rate of 4.1% to 4.3% (June 30, 2006 – 3.1% to 4.2%) and an expected option life of 2.5 years (June 30, 2006 – 2.5 years).

(d) Contributed Surplus

The following is a summary of contributed surplus activity:

	December 31, 2006	June 30, 2006
Opening balance	**$ 564,666**	$ 353,093
Stock-based compensation – Employee	**520,798**	150,509
Stock-based compensation – Non-employee	**-**	70,705
Exercise of options	**(166,204)**	(9,641)
Closing balance	**$ 919,260**	$ 564,666

(Expressed in United States dollars unless otherwise stated)

12. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the Canadian combined federal and provincial federal statutory rate of approximately 36% (June 30, 2006 - 36%) were as follows:

	December 31, 2006	June 30, 2006
Loss before income taxes:	**$ (682,160)**	$ (311,841)
Expected income tax (benefit) based on statutory rate	**(246,000)**	(112,700)
Increase (decrease) resulting from:		
Expiring non-capital losses	**44,000**	14,600
Share issue costs	**-**	(78,300)
Stock-based compensation	**183,000**	53,300
Non-controlling interest	**(26,000)**	-
Effect of change in reporting currency	**47,000**	-
Other	**21,004**	1,700
Current period valuation allowance	**2,000**	121,400
Income tax expense	**$ 25,004**	$ -

(b) Future Income Tax Balances

The tax effects of temporary differences that give rise to future income tax assets in Canada are as follows:

	December 31, 2006	June 30, 2006
Future income tax assets:		
Non-capital losses	**$ 412,000**	$ 368,000
Resource properties	**498,000**	514,000
Share issue costs	**56,000**	82,000
	966,000	964,000
Valuation allowance	**(966,000)**	(964,000)
Future income tax balance	**$ -**	$ -

(c) Income Tax Loss Carry-Forwards

As at December 31, 2006 the Company had available for deduction against future taxable income, non-capital losses of approximately CDN$1,459,000, which expire as follows:

	CDN$
2007	$ 144,000
2008	424,000
2009	109,000
2010	20,000
2014	69,000
2015	90,000
2026	266,000
2027	337,000
	$ 1,459,000

The Company has approximately CDN$4,068,000 of development and exploration expenditures as at December 31, 2006 which, under certain circumstances, may be utilized to reduce taxable income of future years.

(Expressed in United States dollars unless otherwise stated)

13. COMMITMENTS

The Company is committed to a minimum rental under a lease for its premises, which expires in January 2010. Minimum rental commitments remaining under this lease approximate $154,000 including approximately $44,000 due within one year. Minimum rental commitments for successive years approximate:

Year	Amount
2007	$ 44,000
2008	53,000
2009	53,000
2010	4,000
	$ 154,000

14. SUBSEQUENT EVENTS

(i) Subsequent to December 31, 2006, 1,280,000 warrants and 240,000 options were exercised for proceeds of $207,873. Included in these exercises were 280,000 warrants and 90,000 options exercised by directors and officers of the Company for proceeds of $44,190.

(ii) On July 21, 2006, the Company signed a letter of intent to acquire 29 additional claims adjacent to its Lone Mountain Project in Nevada. As part of the requirement to earn a 100% interest in the property, the Company must issue the vendor 200,000 common share purchase warrants exercisable at CDN$0.30 for two years. These warrants were issued on January 30, 2007. Each warrant entitles the holder to purchase one common share at CDN$0.30 until January 30, 2009. The fair value of these warrants has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $34,163.

(iii) On March 5, 2007, the Company signed a letter of intent with Morgain Minerals Inc. under which Aurogin and Morgain would merge. The merger contemplates the creation of a new gold company with the existing shareholders of Aurogin and Morgain each receiving one share in the new company for every two shares that they currently hold in either Aurogin or Morgain. The merger is expected to close at the end of June 2007. Morgain currently holds 1,000,000 shares of Aurogin for investment purposes (see Note 11(a) for details). A director and an officer of the Company are also directors of Morgain.

AUROGIN RESOURCES LTD.
(A Development Stage Company)

FINANCIAL STATEMENTS

JUNE 30, 2006 and 2005


McGovern, Hurley, Cunningham, LLP
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of
Aurogin Resources Ltd.
(A Development Stage Company)

We have audited the balance sheets of Aurogin Resources Ltd. (A Development Stage Company) as at June 30, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the two-year period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2006 in accordance with Canadian generally accepted accounting principles.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants

TORONTO, Canada
October 25, 2006

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

AUROGIN RESOURCES LTD.
(A Development Stage Company)
BALANCE SHEETS
AS AT JUNE 30

	2006 $	2005 $
ASSETS		
CURRENT		
Cash and cash equivalents	1,563,635	83,037
Amounts receivable	23,582	1,996
Prepaid expenses	8,833	3,652
	1,596,050	88,685
EQUIPMENT (Note 3)	1,684	-
MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (Note 4)	1,959,446	458,839
OTHER	6,999	-
	3,564,179	547,524
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities (Note 7(b))	307,859	236,410
Advances from related parties (Note 6)	-	13,737
	307,859	250,147
SHAREHOLDERS' EQUITY		
CAPITAL STOCK (Note 8(a))	8,230,575	5,665,643
CONTRIBUTED SURPLUS (Note 8(d))	629,602	393,698
WARRANTS (Note 8(b))	689,589	168,966
DEFICIT	(6,293,446)	(5,930,930)
	3,256,320	297,377
	3,564,179	547,524

COMMITMENTS AND CONTINGENCIES (Notes 1, 4 and 10)

APPROVED ON BEHALF OF THE BOARD:

Signed ______________________________, Director

Signed ______________________________, Director

See accompanying notes to the financial statements.

AUROGIN RESOURCES LTD.
(A Development Stage Company)
STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE YEARS ENDED JUNE 30

	2006 $	2005 $
ADMINISTRATIVE AND GENERAL EXPENSES		
Stock based compensation expense (Note 8(d))	173,469	34,000
General and office	58,855	27,159
Shareholders' expenses	64,067	15,483
Legal, audit and accounting	50,068	53,780
Management fees	24,000	24,000
Consulting fees	10,374	23,701
Stock exchange and filing fees	9,495	12,413
Travel	-	3,647
Exploration recovery	(18,274)	(7,707)
Write down of mineral properties and deferred exploration expenditures	1	396,632
Loss on foreign exchange	2,067	-
	374,122	583,108
Less: Interest income	(11,606)	(107)
Loss before income taxes	362,516	583,001
Income tax recovery (Note 9(a))	-	(163,600)
NET LOSS FOR THE YEAR	362,516	419,401
DEFICIT, beginning of year	5,930,930	5,511,529
DEFICIT, end of year	6,293,446	5,930,930
NET LOSS PER SHARE – Basic and diluted	0.01	0.02
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	39,540,931	25,277,028

See accompanying notes to the financial statements.

AUROGIN RESOURCES LTD.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30

	2006 $	2005 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	(362,516)	(419,401)
Items not involving cash:		
Write down of mineral properties and deferred exploration expenditures	1	396,632
Recovery of exploration expenditures	(15,549)	-
Stock-based compensation	173,469	48,000
Income tax recovery	-	(163,600)
	(204,595)	(138,369)
Changes in non-cash working capital balances:		
(Increase) decrease in amounts receivable	(21,586)	2,291
(Increase) decrease in prepaid expenses	(5,181)	21,319
Increase in accounts payable and accrued liabilities	71,449	25
Cash flows (used in) operating activities	(159,913)	(114,734)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of advances from related parties	(13,737)	-
Exercise of options	12,500	-
Redemption of share purchase warrants	880,900	-
Private placements	2,395,200	485,000
Share issue costs	(251,795)	(38,540)
Cash flows provided by financing activities	3,023,068	546,460
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(1,684)	-
Mineral properties and deferred exploration expenditures	(1,380,873)	(533,699)
Cash flows (used in) investing activities	(1,382,557)	(533,699)
Increase (decrease) in cash and cash equivalents	1,480,598	(101,973)
CASH AND CASH EQUIVALENTS, beginning of year	83,037	185,010
CASH AND CASH EQUIVALENTS, end of year	1,563,635	83,037
Cash and cash equivalents are composed of the following:		
Cash	108,789	83,037
Cash equivalents	1,454,846	-
	1,563,635	83,037
SUPPLEMENTAL INFORMATION		
Income taxes paid	-	-
Interest paid	-	-
Issuance of common share purchase warrants for share issue costs	30,803	10,800
Issuance of units for share issue costs	-	11,200
Issuance of common shares for interest in mineral properties	30,000	29,000
Issuance of common share purchase warrants for interest in mineral properties	8,000	-

See accompanying notes to the financial statements.

1. NATURE OF OPERATIONS AND GOING CONCERN

Aurogin Resources Ltd. ("Aurogin" or the "Company") is a development stage company engaged in developing, exploring and acquiring mineral properties with an emphasis on gold. The Company currently has interests in exploration and development properties in Guatemala, the United States and Canada. Substantially all of the Company's efforts are devoted to financing, exploring and developing these properties. There has been no determination as to whether the Company's interests in its properties contain mineral reserves which are economically recoverable. The Company's assets that are located outside of North America are subject to foreign investment risk, including increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of mineral properties and deferred exploration expenditures and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, the ability of the Company to raise additional financing, if necessary, or the ability to dispose of its mineral interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration and development of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, and non-compliance with regulatory requirements.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of operations and at amounts different from those in the accompanying financial statements.

The Company has a need for equity capital and financing for working capital and exploration and development of its properties. Because of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles and their basis of application is consistent with that of the previous year. Outlined below are those policies considered particularly significant:

Stock-Based Compensation:

The Company follows the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these standards, all stock-based payments must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting. Under this method, compensation cost is measured at the grant date based on the fair value of the reward as determined using the Black-Scholes option pricing model and is accounted for in operations over the vesting period of the options, with the related credit being included in contributed surplus.

The Company's stock-based compensation plan is described in Note 8(c).

Continued...

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties and Deferred Exploration Expenditures:

Mineral properties and deferred exploration expenditures are carried at cost until they are brought into production, at which time they are amortized on a unit-of-production method based on proven and probable reserves. If a property is subsequently determined not to be economic, the property and related deferred exploration expenditures are written down to an estimated net realizable value.

Other general exploration expenses are charged to operations as incurred. The cost of mineral properties abandoned or sold and their related deferred exploration costs are charged to operations in the year of disposal.

Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties. The carrying value is reduced by option proceeds received until such time as the property cost and deferred expenditures are reduced to nominal amounts. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at the time of payment.

Management of the Company reviews the carrying value of each mineral property at least annually and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverability of costs incurred on the mineral properties is dependent upon factors that include exploration results, environmental risks, commodity risks, political risks and the Company's ability to attain profitable production. In the event that the carrying value of a mineral property exceeds the future expected undiscounted cash flows from that property, a reduction to the carrying value of that property would be recorded to the extent that the total carrying value of the mineral property exceeds its estimated fair value. It is reasonably possible, that changes in future conditions in the near-term could require a change in the determination of the need for and amount of any write-down.

Asset Retirement Obligations:

During the course of exploring and developing mineral properties, the Company must comply with government regulated environmental evaluation, updating and reclamation requirements. The costs of complying with these requirements are capitalized as incurred. The carrying value will be amortized over the life of the related property on a unit-of-production basis and the related liabilities are accreted to the original value estimate. Management has determined that as at June 30, 2006 and 2005, there were no asset retirement obligations.

Income Taxes:

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the income tax bases of assets and liabilities, and are measured using the substantively enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Equipment and Amortization:

Equipment is stated at acquisition cost. Amortization is provided on the straight-line basis over the following number of years:

Computer equipment	3 years

Continued...

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Per Share:

Basic loss per share is calculated using the weighted average number of shares outstanding. Diluted loss per share is calculated using the treasury stock method. In order to determine diluted loss per share, the treasury stock method assumes that any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of options and warrants that would increase earnings per share or decrease loss per share.

Use of Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets, impact decisions as to when exploration and development costs should be capitalized or expensed, and estimates for asset retirement obligations and reclamation costs. Other significant estimates made by the Company include factors affecting valuations of stock-based compensation, warrants and tax accounts. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand and balances with banks and short-term investments with original maturities of three months or less.

Flow-Through Financing:

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mining and resource properties.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Foreign Currency Translation:

Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gain or loss adjustments are recognized in the period in which they occur.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2006 Net $	2005 Net $
Computer equipment	1,684	-	1,684	-

Continued...

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES

Acquisition costs and deferred exploration and development expenditures are as follows:

	Guatemala				Canada	United States	
	El Sastre	Bridge	Lupita	Total	Various	Lone Mountain	Total
Acquisition Costs:	$	$	$	$	$	$	$
Balance, June 30, 2004	40,611	-	-	40,611	54,720	-	95,331
2005 expenditures:							
Option payments	137,538	-	-	137,538	39,000	-	176,538
Surface rights	65,992	-	-	65,992	-	-	65,992
	244,141	-	-	244,141	93,720	-	337,861
Less: Write down during the year	-	-	-	-	(93,717)	-	(93,717)
Balance, June 30, 2005	244,141	-	-	244,141	3	-	244,144
2006 expenditures:							
Staking costs	-	-	-		-	9,833	9,833
Option payments	35,980	57,209	57,209	150,398	3,420	8,000	161,818
Surface rights	127,003	-	-	127,003	-	-	127,003
	407,124	57,209	57,209	521,542	3,423	17,833	542,798
Less: Write down during the year	-	-	-	-	(1)	-	(1)
Balance, June 30, 2006	407,124	57,209	57,209	521,542	3,422	17,833	542,797
Exploration & Development Expenditures:							
Balance, June 30, 2004	28,940	-	-	28,940	168,502	-	197,442
2005 expenditures	109,908	-	-	109,908	210,260	-	320,168
Less: Write down during the year	-	-	-	-	(302,915)	-	(302,915)
Balance, June 30, 2005	138,848	-	-	138,848	75,847	-	214,695
2006 expenditures	1,110,375	16,726	7,826	1,134,927	1,250	65,777	1,201,954
Less: Write down during the year	-	-	-	-	-	-	-
Balance, June 30, 2006	1,249,223	16,726	7,826	1,273,775	77,097	65,777	1,416,649
Total ending balance	1,656,347	73,935	65,035	1,795,317	80,519	83,610	1,959,446

El Sastre Project, Guatemala

On August 4, 2004, the Company entered into an agreement with a private Guatemalan company to earn a 50% interest in the El Sastre property, located 30 km northeast of Guatemala City. The Company agreed to spend US$1,000,000 in development expenditures by December 31, 2006, to pay US$10,000 (paid) on signing of the agreement, and to make the following calendar quarterly payments: US$10,000 (paid) during 2004, US$15,000 (paid) during 2005 and US$20,000 (3 quarters paid – 2 prior to year end and 1 subsequent to year end) during 2006. The Company also agreed to issue 200,000 common shares by September 30, 2004 (issued – valued at $10,000), 50,000 shares by December 31, 2004 (issued – valued at $3,750), 50,000 shares at the end of every calendar quarter of 2005 (issued – valued at $16,250) and 50,000 shares at the end of every calendar quarter of 2006 (3 quarters issued subsequent to the year end – valued at $48,000). The value of the shares issued in respect of property option payments was determined using the quoted market value of the Company's shares at the time of issue. In the event that the Company achieves commercial operation at El Sastre prior to December 31, 2006, the final cash payment of US$20,000 and share payment of 50,000 common shares will be waived per the terms of the agreement.

Continued...

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (Continued)

Bridge Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Bridge property located four kilometres west of the El Sastre property. To earn its 51%, the Company agreed to spend US$500,000 on exploration by September 30, 2007. In addition, the Company agreed to pay the vendors a total of US$240,000 (US$15,000 after signing (paid), US$25,000 - March 31, 2006 (paid) US$40,000 - September 30, 2006 (paid subsequent to year end) US$60,000 - March 31, 2007 and US$100,000 - September 30, 2007). The Company also agreed to issue 100,000 common shares by December 31, 2005 (issued – valued at $10,000) and 200,000 shares by each of December 31, 2006 and December 31, 2007. The value of the shares issued in respect of property option payments was determined using the quoted market value of the Company's shares at the time of issue. The Company can earn an additional 14% by completing a feasibility study by December 31, 2009 and a further 5% by putting the project into production by December 31, 2011.

Lupita Project, Guatemala

On September 9, 2005, the Company entered into an agreement with its partners on the El Sastre project, to earn a 51% interest in the Lupita property located 600 metres west of the El Sastre property. To earn its 51% interest, the Company agreed to spend US$900,000 on exploration (US$400,000 by September 30, 2007 and an additional US$500,000 by September 30, 2008). In addition the Company agreed to pay the vendors a total of US$360,000 (US$15,000 after signing (paid), US$25,000 - March 31, 2006 (paid) US$40,000 - September 30, 2006 (paid subsequent to year end) US$60,000 - March 31, 2007, US$60,000 September 30, 2007, US$80,000 – March 31, 2008 and US$80,000 September 30, 2008). The Company also agreed to issue 100,000 shares by December 31, 2005 (issued – valued at $10,000) 200,000 shares by each of December 31, 2006 and December 31, 2007 and 300,000 shares by December 31, 2008. The value of the shares issued in respect of property option payments was determined using the quoted market value of the Company's shares at the time of issue. The Company can earn an additional 14% by completing a feasibility study by December 31, 2010 and a further 5% by putting the project into production by June 30, 2012.

Lone Mountain Project, United States

The Company entered into an agreement with an effective date of April 12, 2005 whereby the Company can earn a 100% interest in the Lone Mountain Property in Eureka County, Nevada. The Company agreed to issue to the vendor, 200,000 warrants exercisable at $0.15 for two years (issued). The fair value of these warrants was determined to be $8,000 using the Black-Scholes pricing model based on the following assumptions: risk-free interest rate of 3.1%; expected life of 2 years; expected dividend yield of 0%; and expected volatility of 100%. The Company must spend $25,000 by April 12, 2006 (spent) and an additional $50,000 before each year ending April 12, 2007, April 12, 2008 and April 12, 2009. The Company must also pay the vendor $25,000 before each year ending April 12, 2007, April 12, 2008 and April 12, 2009. In the event that the Company earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals subject to a minimum payment of $50,000 in each of years 5 through 9 of the agreement and $100,000 for each year thereafter. Subsequent to the year end, the Company signed a letter of intent with Owyhee to acquire an additional 29 claims adjacent to the Lone Mountain property (Note 11 (iii)).

Continued...

4. MINERAL PROPERTIES AND DEFERRED EXPLORATION AND DEVELOPMENT EXPENDITURES (Continued)

Nicholas Denys, New Brunswick, Canada

On October 1, 2004, the Company entered into an agreement to explore a 40 km square land package north-west of Bathurst, New Brunswick. The Company has earned a 50% interest in the property by completing an airborne AeroTEM II electromagnetic and magnetometer survey over the area.

On September 22, 2005 the Company entered into an agreement with Puma Exploration Inc. ("Puma"), whereby Puma has the right to earn a 100% interest (subject to a 3% NSR on gold and silver and a 2% NSR on all other minerals) in the Nicholas Denys property by spending $500,000 by 2008 and making minimum advance royalty payments of $700,000 by 2015.

Rambler Project, Newfoundland, Canada

During 2004, the Company entered into an agreement to earn a 100% interest in the mining rights to the Rambler property located at Baie Verte, Newfoundland. During 2005 management abandoned any plans for future exploration on this project and all the related property acquisition costs and deferred exploration expenditures were written off. The Company has no continuing interest in this property.

5. FINANCIAL INSTRUMENTS

Fair Value:

Canadian generally accepted accounting principles require that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying value of amounts receivable and accounts payable and accrued liabilities reflected on the balance sheet approximate fair value because of the limited term of these instruments.

Commodity Price Risk:

The future profitability of the Company is directly related to the market price of certain minerals.

Foreign Exchange Risk:

Certain of the Company's sales and expenses are incurred in foreign currencies and are therefore subject to gains or losses due to fluctuations in those currencies' value relative to Canadian currency.

6. ADVANCES FROM RELATED PARTIES

The non-interest bearing, unsecured advances from related parties were due to a shareholder and a former director of the Company and had no fixed terms of repayment. The advances were repaid during 2006.

7. RELATED PARTY TRANSACTIONS

(a) During the year ended June 30, 2006, a total of $NIL (2005 - $5,700) for deferred exploration expenditures was paid or accrued to a director of the Company.

(b) During the year ended June 30, 2006, legal fees and share issue costs in the amount of $53,000 (2005 - $40,131) were paid or accrued to a law firm of which one director is a partner. Included in accounts payable and accrued liabilities at June 30, 2006 is $195,170 (2005 - $155,601) owing to this law firm. $35,069 of the balance owing was paid subsequent to year end.

Continued...

7. RELATED PARTY TRANSACTIONS (Continued)

(c) During the year ended June 30, 2006, directors and officers of the Company exercised 550,000 common share purchase warrants by paying $60,000 to the Company (2005 – $NIL).

(d) During the year ended June 30, 2006, directors and officers of the Company subscribed for shares as part of private placements. 1,019,183 units of the Company were issued to these directors and officers for gross proceeds of $95,420 (2005 – 600,000 units of the Company for gross proceeds of $46,000).

(e) The Company shares its premises with other companies that have common directors. The Company reimburses the related companies for its proportional share of expenses.

(f) During the year ended June 30, 2006, directors and officers of the Company were granted 1,545,000 options to purchase common shares of the Company at $0.10 - $0.30 per share (2005 – 405,000 at $0.10).

All of the above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8. CAPITAL STOCK

(a) Share capital

The Company is authorized to issue an unlimited number of common shares. Transactions during 2005 and 2006 are as follows:

Issued	Shares #	Amount $
Balance, June 30, 2004	22,109,055	5,422,750
Issuance for interest in mineral properties	300,000	29,000
Issuance pursuant to private placements	4,550,000	455,000
Issuance for share issue costs	160,000	11,200
Warrant valuation on private placements	-	(136,500)
Renunciation of flow-through expenditures	-	(163,600)
Share issue costs	-	(60,540)
Shares to be issued, as at June 30, 2005	2,166,666	130,000
Warrant valuation on shares to be issued	-	(21,667)
Balance, June 30, 2005	29,285,721	5,665,643
Issuance for interest in mineral properties	450,000	30,000
Issuance pursuant to private placements	18,420,000	2,395,200
Warrant valuation on private placements	-	(621,700)
Exercise of warrants – cash proceeds	6,400,000	880,900
Exercise of options – cash proceeds	125,000	12,500
Exercise of warrants – valuation allocation	-	139,881
Exercise of options – valuation allocation	-	10,750
Share issue costs	-	(282,599)
Balance, June 30, 2006	54,680,721	8,230,575

On November 5, 2004, the Company, under a non-brokered private placement, issued 550,000 units at $0.10 per unit to raise gross proceeds of $55,000. Each unit is comprised of one flow through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.15 until November 12, 2006. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $16,500 and the common shares issued at $38,500.

Continued...

8. CAPITAL STOCK (Continued)

On November 2 and 22, 2004, the Company, under a non-brokered private placement, issued 4,000,000 units at $0.10 per unit to raise gross proceeds of $400,000. Each unit is comprised of one flow through common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.12 until November 12 or 22, 2005 and $0.14 until November 12 or 22, 2006. The Company issued 160,000 units for share issue costs. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.12 until November 12 or 22, 2005 and $0.14 until November 12 or 22, 2006. The Company also issued 200,000 warrants for share issue costs. Each warrant entitles the holder to purchase one common share of the Company at $0.12 until November 12 or 22, 2005 and $0.14 until November 12 or 22, 2006. None of the warrants were exercised prior to November 12 or 22, 2005. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $120,000 and the common shares issued at $280,000.

On July 15, 2005, the Company, under a non-brokered private placement, issued 4,586,666 units at $0.06 per unit to raise gross proceeds of $275,200, of which $130,000 was received prior to June 30, 2005 with the remaining $145,200 received during 2006. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $0.10 until July 15, 2007. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $45,867 and the common shares issued at $229,333.

On October 7, 2005 the Company, under a non-brokered private placement, issued 1,000,000 common shares at $0.15 per share to raise gross proceeds of $150,000.

On January 3, 2006 the Company, under a non-brokered private placement, issued 10,000,000 units at $0.10 per unit to raise gross proceeds of $1,000,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.20 until January 3, 2008. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $271,000 and the common shares issued at $729,000. The Company paid $65,000 and issued 650,000 common share purchase warrants as an Agent commission. Each warrant entitles the holder to purchase an additional common share at $0.10 until July 3, 2007.

On April 20, 2006 the Company, under a non-brokered private placement, issued 5,000,000 units at $0.22 per unit to raise gross proceeds of $1,100,000. Each unit is comprised of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at $0.36 until April 20, 2008. The fair values of warrants issued has been calculated using the Black-Scholes warrant pricing model and has determined the value of the warrants issued at $326,500 and the common shares issued at $773,500. The Company paid $59,500 in finder's fees as share issue costs.

The fair value of common share purchase warrants at the date of grant was estimated using the Black-Scholes pricing model based on the following weighted average assumptions: risk-free interest rate of 3.8% to 4.3% (2005 – 4.0%); expected life of 1.5 -2 years (2005 – 2 years); expected dividend yield of 0% (2005 – 0%); and expected volatility of 100% (2005 – 100%).

Continued...

8. CAPITAL STOCK (Continued)

(b) Warrants

As at June 30, 2006, the Company has issued and outstanding 18,946,666 common share purchase warrants entitling the holder to purchase one common share of the Company. A summary of the outstanding warrants is as follows:

Warrants	Exercise Price	Value	Expiry Date
1,500,000	$0.14	$ 44,182	November 12, 2006
400,000	$0.15	12,000	November 12, 2006
400,000	$0.14	12,222	November 22, 2006
650,000	$0.10	30,803	July 3, 2007
2,146,666	$0.10	21,467	July 15, 2007
200,000	$0.15	8,000	August 17, 2007
8,650,000	$0.20	234,415	January 3, 2008
5,000,000	$0.36	326,500	April 20, 2008
18,946,666		$689,589	

The following is a summary of warrant activity:

	Warrants #	Weighted Average Exercise Price $
Balance, June 30, 2004	8,517,110	0.15
Warrants issued	4,910,000	0.12
Warrants expired	(8,517,110)	(0.15)
Balance, June 30, 2005	4,910,000	0.12
Warrants issued	20,436,666	0.21
Warrants exercised	(6,400,000)	(0.14)
Balance, June 30, 2006	18,946,666	0.22

(c) Stock Options

The Company has granted options for the purchase of common shares to its directors, officers and certain consultants. The aggregate number of stock options to be granted under the plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the options. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options is fixed by the board of directors of the Company at the time of grant at the market price of the common shares, subject to all applicable regulatory requirements.

A summary of changes in stock options during the year is as follows:

Stock Options #	Weighted Average Exercise Price $

Continued...

Balance, June 30, 2004	1,467,000	0.11
Expired	(100,000)	(0.23)
Granted	625,000	0.10
Balance, June 30, 2005	1,992,000	0.10
Exercised	(125,000)	(0.10)
Granted	2,255,000	0.19
Balance, June 30, 2006	4,122,000	0.15

Continued...

8. CAPITAL STOCK (Continued)

As at June 30, 2006 the Company had incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows:

Date of Grant	Options Granted	Exercise Price	Expiry Date
	#	$	
June 12, 2002	38,000	0.10	June 12, 2007
April 4, 2003	964,000	0.10	April 4, 2008
August 29, 2003	390,000	0.10	August 29, 2008
August 31, 2004	50,000	0.10	August 31, 2009
November 2, 2004	425,000	0.10	November 2, 2009
August 2, 2005	250,000	0.10	August 2, 2010
September 27, 2005	150,000	0.135	September 27, 2010
October 4, 2005	100,000	0.15	October 4, 2010
October 21, 2005	735,000	0.12	October 21, 2010
February 8, 2006	400,000	0.16	February 8, 2011
April 7, 2006	270,000	0.30	April 7, 2011
April 17, 2006	200,000	0.38	April 17, 2011
April 18, 2006	10,000	0.51	April 18, 2011
May 5, 2006	140,000	0.39	May 5, 2011
	4,122,000		

The weighted average fair value of options granted during the year was $0.11 (2005 - $0.08). The fair value of each option is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected dividend yield of 0% (2005 – 0%), expected volatility of 100% (2005 – 100%), risk-free interest rate of 3.1% to 4.2% (2005 – 4.0%) and an expected option life of 2.5 years (2005 – 5 years).

(d) Contributed Surplus

The following is a summary of contributed surplus activity:

	2006	2005
	$	$
Opening balance	393,698	179,541
Stock-based compensation – Employee	167,818	34,000
Stock-based compensation – Non-employee	78,836	14,000
Exercise of options	(10,750)	-
Expiry of warrants	-	166,157
Closing balance	629,602	393,698

Continued...

9. INCOME TAXES

(a) Provision for Income Taxes

Major items causing the Company's income tax rate to differ from the Canadian combined federal and provincial federal statutory rate of approximately 36% (2005 - 36%) were as follows:

	2006 $	2005 $
Loss before income taxes:	(362,516)	(583,001)
Expected income tax (benefit) based on statutory rate	(131,000)	(210,000)
Increase (decrease) resulting from:		
Expiring non-capital losses	17,000	64,000
Share issue costs	(91,000)	(18,000)
Stock-based compensation	62,000	12,000
Other	2,000	-
Future tax assets not previously recognized	-	(11,600)
Current year valuation allowance	141,000	-
Income tax recovery	-	(163,600)

(b) Future Income Tax Balances

The tax effects of temporary differences that give rise to future income tax assets in Canada at June 30, 2006 are as follows:

	2006 $	2005 $
Future income tax assets:		
Non-capital losses	404,000	325,000
Resource properties	462,000	463,000
Share issue costs	92,000	29,000
	958,000	817,000
Valuation allowance	(958,000)	(817,000)
Future income tax balance	-	-

(c) Income Tax Loss Carry-Forwards

As at June 30, 2006 the Company had available for deduction against future taxable income, non-capital losses of approximately $1,122,000, which expire as follows:

2007	144,000
2008	424,000
2009	109,000
2010	20,000
2014	69,000
2015	90,000
2026	266,000
	$ 1,122,000

The Company has approximately $3,239,000 of development and exploration expenditures as at June 30, 2006 which, under certain circumstances, may be utilized to reduce taxable income of future years.

Continued...

10. COMMITMENTS

The Company is committed to a minimum rental under a lease for its premises, which expires in January 2010. Minimum rental commitments remaining under this lease approximate $208,000 including $50,000 due within one year. Minimum rental commitments for successive years approximate:

Year	Amount
	$
2007	50,000
2008	61,000
2009	61,000
2010	36,000
	208,000

11. SUBSEQUENT EVENTS

(i) Subsequent to the year-end, the Company granted incentive stock options to directors, officers and employees of the Company, entitling them to purchase up to a total of 3,417,000 common shares at a price of $0.28 - $0.29 per share for a period of 5 years. 3,392,000 of these stock options were granted to directors and officers of the Company.

(ii) Subsequent to the year-end, 4,050,000 warrants and 2,312,000 options were exercised for proceeds of $865,100. Included in these exercises were 100,000 warrants and 2,292,000 options exercised by directors and officers of the Company for proceeds of $252,100.

(iii) On July 21, 2006, the Company signed a letter of intent to acquire 29 additional claims adjacent to its Lone Mountain Project in Nevada. To earn a 100% interest in the property, the Company must issue the vendor 200,000 common share purchase warrants exercisable at $0.30 for two years, spend US$175,000 over 4 years and make advance royalty payments of US$50,000 per year for 5 years thereafter and US$100,000 per year after that. In the event of production certain royalties become applicable.

APPENDIX H

EVANS & EVANS VALUATION REPORT AND FAIRNESS OPINION

VALUATION REPORT AND RELATED FAIRNESS OPINION

AUROGIN RESOURCES LTD.

Toronto, Ontario

&

MORGAIN MINERALS INC.

Vancouver, British Columbia

May 9, 2007

EVANS & EVANS, INC.

TABLE OF CONTENTS

VALUATION REPORT & RELATED FAIRNESS OPINION

The mineral reserves and mineral resources outlined and referenced in the Valuation Report and Related Fairness Opinion are based on the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") — Definitions Adopted by CIM Council on December 11, 2005 (the "CIM Standards") as summarized in Appendix 1.0.

1.0 ASSIGNMENT & PROPOSED TRANSACTION

1.1 Assignment and Background

Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Report") was engaged by the Special Committee of the Board of Directors ("Special Committee") of Aurogin Resources Ltd. (hereinafter referred to as "AUQ" or "Aurogin") of Toronto, Ontario to prepare an independent Valuation Report and related Fairness Opinion (the "Report") with respect to providing an independent opinion and assessments as to the fairness of the intended merger (refer to below) of Aurogin with Morgain Minerals Inc. ("MGM" or "Morgain") of Vancouver, British Columbia from a financial point of view, to the shareholders of Aurogin. Throughout the Report, Morgain and Aurogin are collectively referred to as "the Companies".

On February 26, 2007 the Companies entered into a letter of intent ("LOI") whereby AUQ and MGM have agreed to enter into a business combination, such that a new company will be created ("Newco") and the shareholders of Aurogin and Morgain will each receive shares in Newco for their existing shares in AUQ and MGM (the "Proposed Transaction"). The reader is advised to refer to section 1.2 below for more details on the Proposed Transaction.

Aurogin's common shares are listed for trading on the TSX Venture Exchange ("TSX-V") under the symbol "AUQ" and Morgain's common shares are listed for trading on the TSX-V under the symbol "MGM".

Given the above, Evans & Evans was requested to prepare a formal valuation of all of the issued and outstanding shares of AUQ and all of the issued and outstanding shares of MGM as at March 31, 2007 (the "Valuation Date"), one month from the date of the initial letter of intent between the Companies and the date closest to the date of the agreement between AUQ and MGM for which financial information was available.

Given the above, Evans & Evans' Report is to provide the Special Committee of AUQ independent information, analysis and an opinion that provides specific evidence as to the fairness of the Proposed Transaction at the Valuation Date to the shareholders of Aurogin. The Report is prepared for the directors and shareholders of Aurogin and may also be submitted to TSX-V and appropriate court bodies.

In connection with the Proposed Transaction cited above, the Special Committee of Aurogin conducted their own review of the Proposed Transaction through reviewing reports prepared by various experts. The Special Committee has requested Evans & Evans' opinion to provide an independent verification of the fairness of the Proposed Transaction.

As Evans & Evans will be relying extensively on information, materials and representations provided to us by the Companies' management and associated representatives, the authors of the Report will require that management confirm to Evans & Evans in writing that it has reviewed the Report in detail and that the information and management's representations contained in the Report are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Report.

Evans & Evans, or its staff and associates, will not assume any responsibility or liability for losses incurred by Aurogin, Morgain and their management and shareholders or any other parties as a result of the circulation, publication,

reproduction, or use of the Report, or any excerpts thereto contrary to the provisions of this section of the Report.

Evans & Evans also reserves the right to review all calculations included or referred to in the Report and, if Evans & Evans considers it necessary, to revise the Report in light of any information existing at the Valuation Date which becomes known to Evans & Evans after the date of the Report.

For the purpose of this Report, the Valuation Date is March 31, 2007. Unless otherwise indicated, all monetary amounts are stated in Canadian dollars ("C$"). Where appropriate exchange rates for United State ("U.S.") dollars ("US$") have been highlighted.

Evans & Evans was paid a professional fee and certain incidental costs for the preparation of the Report. Evans & Evans's professional fee is in no way dependent on the completion of the Proposed Transaction.

1.2 Proposed Transaction

As per the terms outlined in the initial LOI each shareholder of Morgain will receive one common share of Newco for each two Morgain common shares held immediately prior to the completion of the Proposed Transaction. Each shareholder of Aurogin will receive one common share of Newco for each two Aurogin common shares held immediately prior to the completion of the Proposed Transaction.

All share purchase warrants, options and other rights to acquire common shares of either of the Companies will as a result of the Proposed Transaction be deemed to represent comparable securities of Newco on an adjusted basis as to number and price based on the share exchange ratio outlined in the paragraph above.

1.3 Background of Aurogin Resources Ltd.

Aurogin is engaged in the production of gold and related activities including exploration and acquisition of gold-bearing properties, development and processing. Aurogin's gold production activities are carried on in Guatemala while exploration activities are carried out principally in Guatemala and the United States. Aurogin also maintains a property in Canada which has been optioned to a third party which is conducting exploration thereon.

A summary of Aurogin's resource properties (collectively referred to as the "AUQ Properties") is provided below. Descriptions are provided by Aurogin.

El Sastre Property

The four properties making up Aurogin's El Sastre Project in Central Guatemala ("El Sastre Property") lie close to a major highway between Guatemala City and Puerto Barrios, the country's primary Caribbean seaport. The properties are located on scrub-covered, marginal grazing land. Drilling, trenching and other technical examinations by previous owners and Aurogin have defined a number of mineral-rich zones, as well as preliminary evidence demonstrating the possible association of these properties.

The El Sastre Main Zone is the most advanced of the four zones comprising Aurogin's El Sastre Property, which lies 30 kilometres northeast of Guatemala City, Guatemala. The El Sastre Main Zone is a high-grade, near-surface oxide gold deposit. Gold reserves at the Main Zone currently stand at 68,500 ounces of probable reserves (868,000 tonnes at 2.45 grams per tonne ("g/t AU") and 102,000 ounces of inferred resource (1,440,000 tonnes at 2.2 g/t Au).

Aurogin has developed a heap-leach gold mine at the Main Zone and mining is underway. At the end of February 2007, Aurogin had loaded 53,399 tonnes of material onto the leach pads. Phase 1 plans for the El Sastre Main Zone involve

ramping up production levels to an initial rate of approximately 20,000 ounces of gold per year. Aurogin is advancing exploration plans intended to expand the resources at the Main Zone as well as across the entire El Sastre Property, which management believes has the potential to produce more than one million ounces of gold.

The Lupita Property, which is contiguous with the El Sastre Main Zone, has an inferred resource of 13 million tonnes (0.5 g/t Au cut off) grading 1.24 g/t Au for 518,000 ounces of contained gold. The deposit may be amenable to open pit mining and is hosted in deformed and altered phyllite. Mineralization on the Lupita Property is hosted in highly deformed, silicified phyllitic sediments. This includes exposed mineralization over 400 m by 200 m, which has been tested by eight drill holes. In addition to assembling a comprehensive database combining previous exploration results, Aurogin plans to conduct further reverse circulation drilling to confirm and possibly extend this mineralization. Metallurgical testing is currently being conducted to determine the optimum processing route.

Gold mineralization on Aurogin's Bridge Property appears related to hot spring activity noted in railway embankments, trenches and outcrops. Geology includes highly altered breccia and significant gold values associated with pyrite-arsenopyrite-pyrrhotite occurring both as disseminations and with quartz veins and stockworks. Mineralized breccia has been mapped over 600 m by 200 m. The Bridge Property is undergoing continuing exploration. Under the terms of an option agreement, Aurogin may earn an initial 51% equity interest. Under specific conditions, this interest may be increased to 70%. Prior to Aurogin involvement, 5 reverse circulation drill holes were completed. In 2006, Aurogin completed 20 diamond drill holes aggregating 573.05 m. Mineralization has been outlined on the Bridge Property and a mineral resource estimate has been prepared. A mineral resource estimate of 1.26 million tonnes with a capped grade of 1.71 g/t Au and containing 69,700 oz of gold was prepared. The

uncapped estimate was 1.26 million tonnes grading 2.01 g/t Au. These mineral resources were estimated at a cut-off grade of 0.5 g/t Au. The mineral resources are classified as inferred.

The El Arenal Zone is located 2 km SE of the El Sastre Main Zone and 2.6 km SE of the Lupita Property. Gold found here is fine-grained and similar, metallurgically, to the El Sastre Main Zone. This is significant not only in regards to the leachability of the material but because it supports the theory that the El Arenal and El Sastre Main zones may be connected. Metallurgical testing by SGS Lakefield Research Ltd. on a composite sample from El Arenal Zone demonstrated gold recoveries in excess of 98% after 14 days. Previous exploration by Radius Explorations Ltd. ("Radius") and Gold Fields Ltd. ("Gold Fields") included 21 trenches with an average mineralized grade of 1.65 g/t Au. Aurogin has completed diamond drilling on the El Arenal Zone. A mineral resource estimate of 1.83 million tonnes with a capped grade of 1.3 g/t Au and containing 76,000 oz of gold was prepared.

Lone Mountain Property

Aurogin entered into agreements with effective dates of April 12, 2005 and July 19, 2006 whereby Aurogin can earn a 100% interest in 88 unpatented load mining claims, known as the Lone Mountain Property in Eureka County, Nevada. Aurogin agreed to issue to the vendor, 200,000 warrants exercisable at CDN$0.15 for two years (issued), under the terms of the first agreement and 200,000 warrants exercisable at CDN$0.30 for two years (issued – January 30, 2007), under the terms of the second agreement. The fair values of these warrants were determined to be $7,175 and $34,163, respectively.

Under the terms of the first agreement, Aurogin must spend $25,000 by April 12, 2006 (spent) and $50,000 before each year ending April 12, 2007 (spent), April 12, 2008 and April 12, 2009. Alternatively, for each of the three years ending in

2007, 2008 and 2009, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from April 12, 2010 to April 12, 2014, and $100,000 on each anniversary thereafter. In the event that Aurogin earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after April 12, 2009 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

Under the terms of the second agreement, Aurogin must spend $25,000 by July 19, 2007 and $50,000 before each year ending July 19, 2008, July 19, 2009 and July 19, 2010. Alternatively, for each of the three years ending in 2008, 2009 and 2010, Aurogin can pay the vendor $25,000 in lieu of making the required expenditures. Aurogin must also make property payments to the vendor of $50,000 on each anniversary from July 19, 2011 to July 19, 2015, and $100,000 on each anniversary thereafter. In the event that Aurogin earns a 100% interest and begins production, the property will be subject to a 3% Net Smelter Royalty on gold and silver and a 2% Net Smelter Royalty on all other minerals. Any such royalty payable after July 19, 2010 shall be paid only to the extent that it exceeds that year's property payment to the vendor.

The Lone Mountain property is located 25 km north-west of Eureka, Nevada on the southern part of the Northern Nevada Rift Zone. The 59 original claims cover a mineralized fault zone that truncates Lone Mountain and is now largely buried by the alluvial plain. During 2006, Aurogin completed additional CSAMT surveying as well as mapping and surface geochemical sampling and acquired gravity and airborne magnetic data covering the property. Minimal work has been completed to date on the additional 29 claims. Several potential drill targets have been identified on both the original and newly acquired claims. Permitting and environmental bonding for twelve exploration drill holes ranging from 150 to

200 meters in depth was finalized on November 9, 2006. On April 17, 2007, the Company signed a contract to drill five holes of 200 meters each for a total of 1,000 meters.

The five hole drill program is expected to cost approximately US$100,000 and is expected to commence within the next two weeks. Additional exploration, if any, will only be conducted after evaluation of the results of this initial drill program.

The reader is advised to refer to the Technical Reports on the AUQ Properties for additional details as available on SEDAR or www.aurogin.com.

1.4 Background of Morgain Minerals Inc.

Morgain is a development stage mineral exploration company with a gold project in Durango, Mexico and prospective exploration targets in and around the project. A summary of Morgain's resource properties (collectively referred to as the "MGM Properties") is provided below. Descriptions are provided by Morgain.

Castillo Property

Morgain owns the mineral rights to 216 hectares and is leasing the surface rights to 835 hectares. During 2004, Morgain purchased three concessions: two concessions, Oro and Justicia, totalling 96 hectares and one concession, El Cairo, of 95 hectares. Consideration for the acquisition of the two concessions, Oro and Justicia, consisted of cash payments of $2,177,503. Consideration for the acquisition of the El Cairo concession consisted of a cash payment of $26,030, 500,000 shares and a 2% Net Smelter Returns ("NSR") Royalty.

A recently concluded independent pre-feasibility study conducted by a firm of consulting geologists and mining engineers demonstrates that an open pit, leach mining operation is economically viable. Morgain expects gold production to begin in late 2007.

La Fortuna Property

Effective June 15, 2006, Morgain acquired the La Fortuna Property from Alamos Gold Inc. ("Alamos") as part of the acquisition of the shares of Durango Fern Mines S.A. de C.V. ("Durango") and Minas La Fortuna S.A. de C.V. ("Minas La Fortuna"). The La Fortuna Property, located in the State of Durango, Mexico, is comprised of two exploitation mineral concessions comprising approximately 606 hectares.

Cuatro Hermanos Property

Morgain owns a 100% interest in 8,125 hectares of copper-molybdenum mineral rights, acquired by the payment of $318,598 for the rights and their accompanying royalties.

During 2005, Morgain optioned its 100% interest in the property to C.H. Copper International Ltd. for annual payments to Morgain, until commercial production begins, of US$150,000 and a commitment to place the property into commercial production. Upon exercise of the option, Morgain is to receive a royalty interest equal to the greater of US$150,000 per year or a 3% NSR royalty.

During 2006, Morgain agreed to the assignment of the Cuatro Hermanos Property option by C.H. Copper International Ltd. to Virgin Metals Inc. ("Virgin"). Consideration received by Morgain for granting this assignment was 1,000,000 units of Virgin priced at $0.45. Each unit comprised of one common share of Virgin and one-half of one common share purchase warrant. Each whole purchase warrant entitled the holder to purchase one common share of Virgin for 24 months at an issue price of $0.60. Morgain subsequently sold 1,000,000 units of Virgin for net proceeds of $290,360, which has been netted against the mineral property deferred costs and shown as a recovery. Morgain also received an annual

royalty payment of US$150,000 from Virgin, which has been netted against the mineral property costs.

El Compa Gold Property

Morgain owns seven exploration concessions comprising 3,283 hectares which it had acquired for $80,303 (US$61,700), and which it had joint ventured to Columbia Metals Corporation Limited ("Columbia") in 2004. Columbia could earn a 60% interest in the properties by spending US$1,000,000 on exploration and development and/or putting the properties into commercial production at a rate of 1,500 tons per month. Columbia notified Morgain during 2005 that it was dropping its option. During 2006, the property costs of $1,071,132 were written down to $1, as the decline in value was determined to be other than temporary. Morgain has no current exploration or development plans associated with the El Compa Gold Property.

The reader is advised to refer to the Technical Reports on the MGM Properties for additional details as available on SEDAR or www.morgainminerals.com.

2.0 CREDENTIALS OF EVANS & EVANS, INC.

The Valuation and Related Fairness Opinion Report preparation, and related fieldwork and due diligence investigations, were carried out by Michael A. Evans and Richard W. Evans and Jennifer Lucas. The reader is advised to refer to Appendix 2.0 – Credentials of Evans & Evans, Inc. for further details.

3.0 SCOPE OF THE REPORT

The opinions contained herein have been reached by reviewing the documents outlined on the following pages as provided by the Companies as well as undertaking certain independent activities.

Aurogin Resources Ltd.

- Reviewed Aurogin's Annual Report for the year ended June 30, 2006.

- Reviewed Aurogin's financial statements for the years ended June 30, 2005 – 2006 as audited by McGovern, Hurley, Cunningham, LLP Chartered Accountants of Toronto, Ontario.

- Reviewed the audited consolidated financial statements for Aurogin for the six months ended December 31, 2006. Also reviewed the management-prepared unconsolidated financial statements and consolidating entries.

- Reviewed the Update Report for the El Sastre Exploitation Licence, Guatemala Prepared for Aurogin by Toren K. Olson, P. Geo, Darren Koningen, P. Eng. Vice President, Engineering and Neil N. Gow, B.Sc.(Hons.) P. Geo, Vice President, Exploration and dated November 24, 2006.

- Reviewed the Technical Report for The Lupita and Bridge Properties, Guatemala as prepared for Aurogin dated February 8, 2006 by Neil N. Gow, B.Sc.(Hons.) P.Geo., Consulting Geologist.

- Reviewed the Independent Technical Report And Mineral Resource Estimate, Bridge Deposit, Guatemala Prepared For Aurogin Resources Ltd. and dated April 2, 2007 prepared by Toren K. Olson, P.Geo. of Toren Olson Consulting and Neil N. Gow, B.Sc.(Hons.) P.Geo., Vice-President, Exploration, Aurogin Resources Ltd.

- Reviewed a PowerPoint Presentation on Aurogin prepared by management.

- Reviewed a management-prepared schedule of outstanding option payments related to the Bridge Option Agreement and Lupita Option Agreement.

- Reviewed a management-prepared summary of mining operations on the El Sastre Main Zone Gold Mine for 2006 and the first quarter of calendar 2007.

- Reviewed the March 2007 Update Report, El Sastre Exploitation Licence, Guatemala prepared for Aurogin by Toren K. Olson, P.Geo. of Toren Olson Consulting, Darren Koningen, P.Eng. Vice President, Engineering Aurogin Resources Ltd. and Neil N. Gow, P.Geo., Vice-President, Exploration, Aurogin Resources Ltd.

- Reviewed a management-prepared plan for the El Sastre Main Zone mine outlining tonnes to be mined and expected costs and recoveries.

- Reviewed a management-prepared schedule of shares, options and warrants outstanding as of February 23, 2007 for Aurogin. Also reviewed a detailed listing of the option holders.

- Reviewed the trading data for Aurogin on the TSX-V for the 12 months preceding the Valuation Date.

Morgain Minerals Inc.

- Reviewed Morgain's consolidated financial statements for the years ended December 31, 2004 – 2005 as audited by DeVisser Gray Chartered Accountants of Vancouver, British Columbia.

- Reviewed the Pre-Feasibility Report on the Castillo Project, Durango, Mexico as prepared for Morgain by A.C.A. Howe International Limited of Toronto, Ontario and dated October 20, 2006.

- Reviewed the Technical Report on the Cuatro Hermanos Copper-Molybdenum Project, Sonora State, Mexico For Virgin Metals Inc. as prepared by A.C.A. Howe International Ltd. and dated February 1, 2006.

- Reviewed the La Fortuna Project of Durango, Mexico Technical Report for Morgain as prepared by Toren K. Olson, P.Geo. and dated March 15, 2007.

- Reviewed a management-prepared schedule of shares, options and warrants outstanding as of February 23, 2007 for Morgain.

- Reviewed a management-prepared 12 month working budget for Morgain.

- Reviewed the trading data for Morgain on the TSX-V for the 12 months preceding the Valuation Date.

Other Items Reviewed

- Reviewed the signed letter of intent between Aurogin and Morgain dated February 26, 2007.

- Reviewed information on the natural resource, mining and exploration and gold markets from such sources as and interviews with representatives of: Kitco Inc., the July 2006 to February 2007 ScotiaMocatta Metal Matters Monthly Reports, World Gold Council, Canadian Mining News, InfoMine, International Council of Mining and Metals and Northern Miner.

- Reviewed financial, stock market trading and resource/reserve data on mining and exploration companies whose shares are listed for trading on the TSX and TSX Venture Exchanges.

- Reviewed information on the gold market, mining and bioremediation through data provided by or interviews with representatives of: MiningTechnology.com, Mineral Resources Forum, Earthworks – Mineral Policy Organization, USA Gold Daily, The Gold Institute, World Gold Council, National Mining Association, Idaho National Engineering and

Environmental Laboratory, U.S. Geological Service, Northern Miner, and the Nevada Mining Association.

- **Limitation and Qualification**: Evans & Evans did not visit any of the Companies' actual resource properties. Evans & Evans did review and entirely relied upon the various expert reports as outlined above. Evans & Evans has, therefore, relied on such expert's technical and due diligence work as well as the Companies' management's disclosure with respect to the properties. The reader is advised that Evans & Evans can provide no independent technical and due diligence comfort or assurances as to the specific operating characteristics and functional capabilities of any of the actual resource properties.

4.0 CONDITIONS OF THE REPORT

- The Report may not be issued to anyone, nor relied upon by any party beyond the TSX-V and/or AUQ, nor can it be issued to any U.S. stock exchange and or regulatory authority beyond the TSX-V. The Report may not be issued and/or used to support any type of value with any other third parties, legal authorities, nor other foreign stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency nor the Internal Revenue Service. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter.

- Evans & Evans, Inc. has also relied upon a letter of representation obtained from the officers and management of the Companies wherein they all confirm that all representations and warranties (including historical costing and mineral property ownership issues) that they made to the authors of the Report, including a general representation that they have no information or knowledge of any material facts or information not specifically noted in this

Report, which, in their view, would reasonably be expected to affect the assessments expressed herein.

- Evans & Evans, Inc. makes no recommendations, either expressed or implied, as to the suitability of the Companies described herein, or their securities, as investments.

- Evans & Evans, Inc. has not verified the status of any of the Companies' potential legal affairs and/or matters and can, therefore, provide the reader no comfort or make any comments as to whether there are any off-balance sheet or contingencies, claims, possible claims, substantial commitments, or litigation pending or threatened against the Companies, their mineral properties, and/or any of the Directors/Officers of the Companies.

- The Report, and more specifically the assessments and views contained therein, is meant as independent review of the Companies as at March 31, 2007 respecting the scope restrictions outlined above. The authors of the Report make no representations, conclusions, or assessments, expressed or implied, regarding the Companies or events after the date of the management-prepared financial statements. The information/assessments contained in the Report pertain only to the conditions prevailing at the time the Report was completed in April and May of 2007.

- Evans & Evans has not carried out any audit procedures on historical expenditures or financial statements with respect to the Companies, nor have the authors of the Report examined the financial bank accounts of the Companies. Accordingly, the authors of the Report's reliance on the historical financial information, the Companies' development cost histories and the financial statements are based solely on the representations of management of the Companies and their representatives.

- This analysis and Report does not constitute in any manner a tax opinion and may not now, or in the future, be used for that purpose. Evans & Evans has not carried out any audit procedures or otherwise attempted to independently verify the financial information as set out above.

5.0 ASSUMPTIONS OF THE REPORT

The authors of the Report have made the following assumptions in completing the Report:

1. At the Valuation Date, no specific special purchaser was identified that would pay a premium to purchase 100% of the shares of Morgain or Aurogin.

2. At the Valuation Date, unless otherwise noted in the Report, the fair market value of the Companies' assets and liabilities approximate their net carrying values.

3. The authors of the Report have assumed that there is no material change in the financial positions of the Companies between the date of the most recent financial statements (i.e., December 31, 2006) and the Valuation Date (March 31, 2007) unless otherwise noted in the Report.

4. All warrants and options "in-the-money" based on the trading price of the Companies as at the Valuation Date are assumed to be exercised at the close of the Proposed Transaction. Such an assumption was deemed appropriate by the authors of the Report in order to provide Aurogin shareholders with a clear understanding of their potential shareholding in Morgain post-Proposed Transaction on a fully-diluted basis.

5. There are no known previous formal Valuation Reports on the Companies and/or the mining properties/claims held by the Companies.

6. The Proposed Transaction is completed on substantially the same terms as those outlined in section 1.2 of the Report.

7. All conditions precedent to the closing of the Proposed Transaction will be satisfied in due course.

8. Representations made by AUQ and MGM as to the number of shares outstanding pre-Proposed Transaction and post-Proposed Transaction are accurate.

9. The Companies have satisfactory title to all of the tangible and intangible assets described here in the Report and there are no liens or encumbrances on such assets nor have any assets been pledged in any way unless otherwise disclosed in the Report or the Companies respective financial statements. The Companies have complied with all government taxation and regulatory practices as well as all aspects of their contractual agreements that would have an effect on the Report, and there are no other material agreements entered into by the Companies that are not disclosed in the Report.

10. The Companies' financial information and the Companies' historical costing and resource efforts, as provided by the Companies' representatives and management, is assumed to be accurate and complete. Evans & Evans has not verified the accuracy or completeness of this financial data.

11. Evans & Evans have assumed that the Companies have no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Report, that would affect the evaluation or comments.

The authors of the Report believe these assumptions to be reasonable and appropriate for the purposes of this Report. This Report is based upon information made available to Evans & Evans and on the assumptions that have been made. Evans & Evans reserves the right to review all information and calculations included or referred to in this Report and, if we consider necessary, to revise its views in the light of any information which becomes known to us during or after the date of this Report.

6.0 DEFINITION OF FAIR MARKET VALUE

In this Report, fair market value is defined as the highest price available in an open and unrestricted market between informed and prudent parties, acting at arm's length and under no compulsion to act, expressed in terms of cash. With respect to the market for the shares of a company viewed "en bloc" there are, in essence, as many "prices" for any business interest as there are purchasers and each purchaser for a particular "pool of assets", be it represented by overlying shares or the assets themselves, can likely pay a price unique to it because of its ability to utilize the assets in a manner peculiar to it.

In any open market transaction, a purchaser will review a potential acquisition in relation to what economies of scale (e.g., reduced or eliminated competition, ensured source of material supply or sales, cost savings arising on business combinations following acquisitions, and so on), or "synergies" that may result from such an acquisition.

Theoretically, each corporate purchaser can be presumed to be able to enjoy such economies of scale in differing degrees and therefore each purchaser could pay a different price for a particular pool of assets than can each other purchaser.

Given the nature of the assignment, Evans & Evans was not able to expose the Companies for sale in the open market and were therefore unable to determine the

existence of any special interest purchasers who might be prepared to pay a price equal to or greater than the fair market value (assuming the existence of special interest purchasers) expressed in this Report. Such special purchasers might be prepared to pay a price higher than fair market value as expressed herein as a result of economic synergies or strategic advantages that they perceive to be associated with the operations of the Companies. Accordingly, Evans & Evans has not reflected any special purchaser considerations in our assessment of fair market value. The shares of the Companies have been valued *en bloc*.

7.0 MINERAL EXPLORATION ASSESSMENTS AND OVERVIEW

In arriving at the fair market value of the Companies, Evans & Evans considered the following:

1. Industry participants noted to the authors of the Report that the mining industry is intensely competitive particularly in the acquisition of additional reserves and resources in all phases of operation. Thus the ability of the Companies post-Proposed Transaction to continue to acquire new properties may result in increased prices for such properties and/or unsuccessful attempts to acquire new properties.

2. The Companies' financial results are primarily dependent on the price of gold. The price of gold fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Companies' control such as interest rates, exchange rates, inflation or deflation, fluctuation in the value of the US$ and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world.

3. The long-term operation of the Companies' business and their ultimate profitability is dependent, in part, on the cost and success of their exploration

and development programs. The reader should be aware that mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Companies' mineral exploration and development programs will result in any discoveries of bodies of additional commercial mineralization or that reserves/resources can be developed. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production.

4. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

5. There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production. Until mineral reserves or mineral resources are actually mined and processed the quantity of mineral and reserve grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade or stripping ratio may affect the economic viability of the Companies' properties. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

6. There is risk associated with commodities markets in which the Companies operate. Gold is a commodity and accordingly the price of gold is subject to uncertainty given its price is generally determined on the world market and is impacted by social, economical and political factors beyond the control of the Companies.

7. Industry analysts noted that medium and larger-sized mining companies are looking to grow through acquisition, not new exploration.

8. Industry analysts interviewed by the authors of the Report noted that the medium-term outlook for gold remains strong.

9. According to data from ScotiaMocatta gold mine output has been hit in many producing countries as lower ore grades, rising costs and equipment shortages, impact production. South Africa remains the largest producer with output of 279 tonnes, but this was down 8% year over year in 2006. Australia fell from second largest producer to third place with production down 5% to 249 tonnes from 263 tonnes a year earlier, while the US climbed to second place even though its production fell 2 tonnes to 260 tonnes. In addition, production was down 11 tonnes in Canada and 4 tonnes in both Peru and Russia. As well as seeing lower production a number of producers are also continuing to de-hedge.

10. According to data from ScotiaMocatta, since the late 1990's, gold mine output has been fairly level around 2,500 tonnes per annum, with production tending to fall in North America, Australia and South Africa. However, production has been rising in Indonesia, Peru and Russia. ScotiaMocatta estimates gold production in 2006 worldwide was 2,525 tonnes, up nominally from 2,519 tonnes in 2005.

11. As can be seen from the table below, the past three years have seen increasing gold prices.

Gold Statistics	2003	2004	2005	2006	4Q 2006	1Q 2007	Feb-07	Mar-07
London Prices (US$/oz)								
AM fix	363 83	409.33	444.87	604 34	614.33	650 45	665 10	655.89
Pm fix	363.32	409.21	444.88	603.77	605 47	650.27	664.75	654.90
Average	363.59	409.30	444.87	604.06	609.90	650.36	664.93	655.40
Parity prices								
Australian - A$/oz	558	555	583	801	792	827.51	850	827
South Africa Rand/kg	85,445	81,868	87,876	126,763	138 644	146,226	148 094	149,668
Japan Y/g	1.305	1.371	1.519	2.175	2,227	2,409	2.489	2,385
India Rupee/oz	16,954	18,556	19,642	27,387	27,438	28.705	29.340	28,839
Lease Rates								
1 Month *	0.06	0.08	0.10	0.09	0.10	0.10	0.10	0.10
3 Month *	0.13	0.11	0.11	0.12	0.19	0.13	0.13	0.15
6 Month *	0.23	0.15	0 14	0.12	0.12	0.16	0.16	0.16
12 Month *	0.40	0 25	0.19	0 12	0.11	0.16	0.13	0.17
COMEX - futures contracts								
Stocks ('000oz)	2,643	4.547	6.178	7.655	7,517	7,485	7.486	7,479
Vol (million contracts)	12.24	16.46	11.65	12.28	1	1.46	1.43	1.51
OI ('000 contracts)	229	272	302	323	337	370.80	413	348
CFTC (futures only data)								
Net Spec position Long (Short)	70,888	78,084	109,798	96.930	68.003	107,239	142,092	95,123
TOCOM								
Stocks ('000oz)	234	207	193	356	458	397	387	402
Volume ('000 contracts)	26,637	17,385	17,958	22,228	1,215	1,466	1,515	1,664
OI ('000 contracts)	413	333	315	305	258	263	297	238
Other Indicators								
FT Au Mines Index	1,395	1,617	1,696	2,421	2.435	2.336	2,353	2,304
Dow Jones Index	9.035	10,326	10 528	11,457	12,255	12,407	12,200	12,400
US$ Index	95	87	88	86	84	84	84	83
Gold Bullion Imports, tonnes (exports)								
Dubai	195	502	522	241 [H1]				
Hong Kong /China	(200)	(100)	(20)					
India	647	649	695					
Italy	260	260	225					
Japan	74	74	73	68				
Singapore	72	72	2603					
South Korea	122	254	40					
Taiwan	12	12	22					
Turkey	264	251	269	193				

Data. Financial Times; Bombay Bullion Association; LBMA; TOCOM, COMEX; CFTC, REUTERS
*Figures are period averages unless marked by *, indicating the period end. OI= Open Interest on the exchange*
- = data not available, *italics* = estimates [Q3] = up to Q3'05

12. Consolidation amongst gold producers is expected to continue.

13. Traditionally the price of gold has been influenced by the strength of the U.S. dollar, the state of the U.S. economy, the level of geopolitical unrest in oil producing regions and the associated impact on oil prices and the potential for investment interest. In 2007, there remains uncertainty regarding the economy in the U.S. and geopolitical unrest is expected to continue. Accordingly, the short-term outlook for gold prices is positive.

8.0 AUROGIN BUSINESS ASSESSMENTS

In arriving at the fair market value of Aurogin, Evans & Evans considered the following:

1. In the view of the authors of the Report, present management possesses the required skills and experience to achieve Aurogin's medium-term goals. Aurogin's management team does have extensive experience in the mining exploration and development industry. Management of Aurogin appears to be undertaking positive steps to increase the portfolio of mineral properties and build longer-term value.

2. Aurogin completed its first gold sale in the fourth quarter of calendar 2006 for gross proceeds of US$500,000 after spending approximately 2.5 years to get to production. The ability of Aurogin to begin to generate positive cash flow is very encouraging.

3. Work is still required on the El Sastre Property to upgrade inferred resources to the indicated resource category and therefore extend the mine life on the El Sastre Main Zone.

4. While Aurogin only has a 50% interest in the properties covered by the El Sastre Exploitation License it had full responsibility for management of the property. Now that commercial production has been reached management will pass to a board which consists of two representatives of the joint venture partner and two representatives of Aurogin.

5. Aurogin has no long-term debt on its balance sheet.

6. Aurogin does have material commitments for expenditures on certain of the AUQ Properties to earn their interest and/or increase the interest.

9.0 REVIEW OF FINANCIAL RESULTS – AUROGIN

9.1 Historical Financial Results

The authors of the Report reviewed Aurogin's audited consolidated financial statements for the years ended June 30, 2004 – 2006 and the six months ended December 31, 2006. Aurogin's consolidated financial statements have been summarized and common-sized for reference in Schedule 1.0 – Aurogin Historical Financial Statements.

9.2 Financial Plan

Management of Aurogin did provide Evans & Evans with a budget and cash flow projections for the El Sastre Main Zone.

9.3 Tangible Asset Backing

In determining the underlying book value of the common shares of Aurogin (pre-Proposed Transaction), it is useful to view the tangible asset backing ("TAB") of AUQ as at the Valuation Date.

The value of a firm's tangible assets affects a purchaser's analysis of the risk inherent in investing in that firm. TAB is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities. Valuation theory holds that TAB is relevant, given the higher TAB, generally the higher the value of a firm. This TAB calculation work is outlined in Schedule 2.0 – AUQ Tangible Asset Backing.

The authors of the Report have reviewed the December 31, 2006 balance sheet of AUQ and have made certain adjustments in order to determine the net adjusted

TAB as at the Valuation Date. In doing so, it was determined that the TAB of AUQ (after noted adjustments) is approximately $13,500,000.

9.4 Redundant Assets

Redundancies, or Redundant Assets, are defined as those assets, which are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business. The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an income-based approach. Alternatively, a company's capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered a negative redundancy and must be adjusted for in determining the company's fair market value.

In reviewing AUQ's financial position, Evans & Evans is of the view that AUQ has no positive or negative redundancies as at the Valuation Date. Given this, Evans & Evans made no leverage adjustment in arriving at the fair market value of AUQ under income-based approaches.

10.0 MORGAIN BUSINESS ASSESSMENTS

In arriving at the fair market value of MGM, Evans & Evans considered the following:

1. In the view of the authors of the Report, present management possesses the required skills and experience to achieve MGM's medium-term goals. Morgain's management team does have extensive experience in the mining exploration and development industry. Management of MGM appears to be undertaking positive steps to increase the portfolio of mineral properties and build longer-term value.

2. Morgain has planned for moderate expenditures on the La Fortuna Property in 2007. Management of MGM is currently focused on bringing the Castillo Property into production. Additional work is required on the La Fortuna to move forward. No resource or reserves compliant with National Instrument 43-101 ("NI 43-101") have been identified as at the Valuation Date.

3. A significant amount of debt has been used to fund the development at the Castillo Property to-date. MGM anticipates a further US$3.0 million will be required to bring the Castillo Property into production in late 2007. A portion of this funding may be derived from the sale of the royalty on the Cuatro Hermanos Property and the 1.0 million shares of Aurogin held by Morgain.

4. Production costs at the Castillo Property are higher than Aurogin's production costs at its El-Sastre Main Zone gold mine.

11.0 REVIEW OF FINANCIAL RESULTS – MORGAIN

11.1 Historical Financial Statements

The authors of the Report reviewed the audited consolidated financial statements for the years ended December 31, 2004 – 2006. The above-noted financial statements have been common-sized and summarized in Schedule 3.0 – MGM Historical Financial Statements.

11.2 Financial Projections

Management of Morgain did provide Evans & Evans with a budget for MGM for 2007 and cash flow projections for the Castillo Property were outlined in a Technical Report.

11.3 Tangible Asset Backing

In determining the underlying book value of the common shares of MGM (pre-Proposed Transaction), it is useful to view the TAB of Morgain as at the Valuation Date. The value of a firm's tangible assets affects a purchaser's analysis of the risk inherent in investing in that firm. TAB is defined as the aggregate fair market value of all tangible and identifiable intangible assets of a business, where the latter have values that can be separately determined under a going-concern assumption, minus all liabilities. Valuation theory holds that TAB is relevant, given the higher TAB, generally the higher the value of a firm. This TAB calculation work is outlined in Schedule 4.0 – MGM Tangible Asset Backing.

The authors of the Report have reviewed the December 31, 2006 balance sheet of MGM and have made certain adjustments to MGM's balance sheet in order to determine the net adjusted tangible asset backing as at the Valuation Date. In doing so, it was determined that the tangible asset backing of MGM (after noted adjustments) is approximately $21,400,000.

11.4 Redundant Assets

Redundancies, or Redundant Assets, are defined as those assets, which are not required in the day-to-day operation of a business, and accordingly can be liquidated or put to some alternative use without risk to the business. The fair market value of a corporation's redundant assets increases the fair market value of its shares otherwise determined under an income-based approach. Alternatively, a company's capital structure may be over-levered when compared to industry norms. The degree of over-leverage is considered as negative redundancy and must be adjusted for in determining the company's fair market value.

In reviewing MGM's financial position, Evans & Evans is of the view that MGM has no positive or negative redundancies. Accordingly, Evans and Evans did not make a leverage adjustment to MGM.

12.0 VALUATION METHODOLOGIES

12.1 Overview of Valuation Methodologies

In valuing an asset and/or a business, there is no single or specific mathematical formula. The particular approach and the factors to consider will vary in each case. Valuation approaches are primarily income based or asset based.

Income based approaches are appropriate where an asset and/or enterprise's future earnings are likely to support a value in excess of the value of the net assets employed in its operation. Commonly used income based approaches are the Capitalization of Indicated Earnings or Cash Flow and Discounted Cash Flow. With regards to a company involved in exploration and development of a mineral property, or the valuation of a mineral property itself, the income approach generally relates to the current value of expected future income or cash flow arising from the potential development of a mineral project.

Asset based approaches can be founded on either going concern assumptions (i.e. an enterprise is viable as a going concern but has no commercial goodwill) or liquidation assumptions (i.e. an enterprise is not viable as a going concern, or going concern value is closely related to liquidation value).

As there are many definitions of cost, the Cost Approach generally reflects the original cost of the assets and/or business in question or the cost to reproduce the intangible assets of the business itself. This approach is premised on the principle that the most a notional purchaser and/or an investor will pay for an investment is the cost to obtain an investment of equal utility (whether by purchase or

reproduction). With regards to mineral properties, the Cost Approach involves a review of the historical exploration expenditures and their contribution to the current value of the mineral property. In certain cases a discount or premium to historical development costs may be utilized.

The Market or Sales Comparison Approach uses the sales price of comparable assets as the basis for determining value. If necessary, the market transaction data is adjusted to improve its comparability and applicability to the asset being valued.

The Income-based Approach considers the expected future earnings to be derived through the use of the asset. The present value of the expected future earnings is determined with the application of a discount or capitalization rate, reflecting the investor's required rate of return on investment.

The Rules-of-Thumb Approach can be applied to certain assets to serve as a useful determination of value when industry professionals provide specific information as to standard industry characteristics and/or acknowledged and accepted rules. Rules-of-Thumb often involve the input of specific industry competitors and professionals to indicate certain measurable criteria that can be assessed and applied to as indications of value.

Lastly, a combination of the above approaches may be necessary to consider the various intangible elements that are often found within high technology companies and/or are associated with software and intellectual property. For example, the use of a Modified Cost Approach, with an attached discount and/or premium to adjust the value based on a case-by-case assessment of the business, may be made to the industry Rules-of-Thumb.

Mineral assets and mineral securities can be defined by their level of asset maturity:

i) "Exploration Areas" refer to properties where mineralization may or may not have been identified, but where a mineral resource has not been identified.

ii) "Advanced Exploration Areas and Pre-Development Projects" are those where Mineral Resources have been identified and their extent estimated, but where a positive development decision has not been made.

iii) "Development Projects" refers to properties which have been committed to production, but which have not been commissioned or are not operating at design levels.

iv) "Operating Mines" are those mineral properties which have been fully commissioned and are in production.

12.2 Aurogin Valuation Approach

Given the nature and status of Aurogin's overall business operations at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that Aurogin should be valued based on a going concern assumption given:

(1) AUQ does have one property in production;

(2) Aurogin has been successful in securing the external equity required to fund operations;

(3) the El Sastre Main Zone does have identified Measured & Indicated ("M&I") resources; and,

(4) a going concern approach results in a higher value than a liquidation approach.

Given the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate method in determining the range of the fair market value of AUQ at the Valuation Date was a weighted approach giving consideration to two separate approaches:

(1) A Trading Price Approach. Given Aurogin is a reporting issuer whose shares are listed for trading on the TSX-V, Evans & Evans deemed it appropriate to consider the implied value of AUQ based on the trading price.

(2) Adjusted Book Value Approach. Such an approach involved adjusting the Aurogin balance sheet in order to adjust the book value of the AUQ Properties to their fair market value. In arriving at the fair market value of the El Sastre Main Zone reserves, Evans & Evans utilized an income-based Discounted Cash Flow Approach. In arriving at the fair market value of the El Sastre Main Zone resources Evans & Evans utilized a market-based approach, namely a Multiple of Resources Approach. Evans & Evans utilized a Multiple of Exploration Expenditures Approach for Aurogin's exploration stage properties.

In the above AUQ valuation approaches Evans & Evans has relied heavily on information provided by the management of Aurogin, the Technical Reports on the AUQ Properties and data from industry participants and competitors as indicative in calculating the determination of the fair market value of Aurogin as at the Valuation Date.

Evans & Evans also attempted to use a variety of other valuation approaches. In this regard, Evans & Evans examined and considered the following approaches, but were unable to use any of them:

(1) Historical Transaction Approach. Aurogin did raise approximately $2.2 million between January and April of 2006 through the issuance of units in Aurogin (units consisting of common shares and warrants). However, given that such financings were completed twelve months preceding the Valuation Date and Aurogin had achieved certain milestones during that period (i.e., production) the implied values of such financings as outlined below were not deemed to be indicative of the current fair market value of Aurogin.

Financing Round	Shares Issued	Price Per Share	Gross Proceeds	Shares Outstanding Prior to Financing	Shares Outstanding Post-Financing	% of AUQ Issued	Implied Value
January 3, 2006	10,000,000	$0.10	$1,000,000	33,105,721	43,105,721	23.20%	$4,310,572
April 20, 2006	5,000,000	$0.22	$1,100,000	49,680,721	54,680,721	9.14%	$12,029,759

(2) Capitalized Earnings / Cash Flow Approach. Evans & Evans carefully considered the use of this approach given Aurogin recently began production. However, given the limited history of actual operating data, this approach was not appropriate to meet the definition of fair market value for either Aurogin or the El Sastre Property.

(3) Previous Valuations. There are no known previous formal valuations on Aurogin or any of the AUQ Properties and accordingly, this approach was deemed inappropriate.

(4) Relief from Royalty Approach. The Relief from Royalty Approach is based on the proposition that a firm would be willing to pay a royalty in lieu of ownership, to possess the benefits of the AUQ Properties. This approach is often used when considering an asset value versus a share value. Given the lack of forward-looking data and that Evans & Evans was requested to determine the fair market value of 100% of the issued and outstanding shares of Aurogin, such an approach was deemed inappropriate.

12.3 Morgain Valuation Approach

Given the nature and status of MGM's overall business operations at the Valuation Date as well as the approaches of valuation outlined above, it is the view of the authors of the Report that MGM should be valued based on a going concern approach given:

(1) MGM has been successful in securing the financing necessary to implement its corporate goals to-date, however additional funding is required to move the Castillo Property to production;

(2) while Morgain has yet to begin generating positive cash flows from operations, actions taken by management suggest increased revenues and cash flows are expected in the future; and,

(3) a going concern approach results in a higher value than a liquidation approach.

Given the approaches of valuation outlined above, it is the view of the authors of the Report that that the most appropriate method in determining the range of the fair market value of Morgain at the Valuation Date was a weighted approach giving consideration to three separate approaches. With regard to specific valuation methods, Evans & Evans have decided to use three separate approaches:

(1) Historical Transactions Approach. The Historical Transactions Approach involved the weighting of actual historical transactions involving the issuance of equity in Morgain. The use of the Historical Transactions Approach was determined to be appropriate given the absolute necessity of consideration in valuation practice to historical transactions at or near close proximity to the Valuation Date. Such historical transactions are a result of Morgain having raised approximately $2.0 million in cash in the six months preceding the Valuation Date.

(4) Adjusted Book Value Approach. Such an approach involved adjusting the Morgain balance sheet in order to adjust the book value of the MGM Properties to their fair market value. In arriving at the fair market value of the Morgain Properties Evans & Evans utilized an income based approach, namely a Discounted Cash Flow Approach for the Castillo Property. The value of Morgain's exploration and development properties which were non-producing were arrived at using the Multiple of Exploration Expenditures Approach combined with an adjustment for expenditures incurred by Morgain since acquisition. The La Fortuna Property was valued using a Historical Transactions Approach.

In the above Morgain valuation approaches Evans & Evans has relied heavily on information provided by the management of Morgain, the Technical Reports on the MGM Properties and data from industry participants and competitors as indicative in calculating the determination of the fair market value of Morgain as at the Valuation Date.

Evans & Evans also attempted to use a variety of other valuation approaches. In this regard, Evans & Evans examined and considered the following approaches, but were unable to use any of them:

(1) Capitalized Earnings / Cash Flow Approach. Given the lack of positive earnings/cash flow historically and the time frame until such earnings/cash flow will reach a sustainable level, this approach was deemed inappropriate.

(2) Previous Valuations. There are no known previous formal valuations on the MGM Properties and accordingly, this approach was deemed inappropriate.

(3) Relief from Royalty Approach. The Relief from Royalty Approach is based on the proposition that a firm would be willing to pay a royalty in lieu of ownership, to possess the benefits of the MGM Properties. This approach is

often used when considering an asset value versus a share value. Given the lack of forward-looking data and that Evans & Evans was requested to determine the fair market value of 100% of the issued and outstanding shares of Morgain, such an approach was deemed inappropriate.

(4) A Trading Price Approach. Given Morgain is a public company with its common shares listed for trading on the TSX-V, the authors of the Report carefully considered the use of a Trading Price Approach in determining the fair market value of Morgain as at the Valuation Date. The authors of the Report reviewed the trading data for MGM's shares for period March 1, 2006 to March 30, 2007. The authors of the Report found for the 180 trading days preceding the Valuation Date Morgain's shares closed at an average price of $0.31 with a daily average trading volume of approximately 47,408 shares. In total over the 180 trading days preceding the Valuation Date only 8,580,923 (less than 15%) of the issued and outstanding shares of Morgain were traded.

Given the above, the authors of the Report deemed it necessary to examine the trading history of Morgain to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell). In examining the trading volumes of Morgain over the last six months it is apparent that daily trading volumes are relatively low.

This indicates that large numbers of shareholders' actual ability to realize their shares current trading price is highly unlikely. This provides supporting evidence that the trading price of Morgain's shares is not indicative of fair market value of Morgain. The thinness of trading over the previous 12 months of operations also suggests that any indication of fair market value from a market capitalization perspective is unlikely.

13.0 VALUATION OF AUROGIN

13.1 Trading Price Approach

Evans & Evans used this approach as one of its valuation methods for Aurogin as at the Valuation Date AUQ's shares are listed for trading on the TSX Venture Exchange. In doing this, Evans & Evans found that the value of Aurogin was $19.0 million.

In arriving at the fair market value of Aurogin under the Trading Price Approach, Evans & Evans considered the average trading price of AUQ over the 30 days preceding the Valuation Date. An extended period of 30 days was selected as appropriate as approximately 20% of AUQ's shares were traded over this period and accordingly this was deemed to be more reflective of the fair market value of 100% of AUQ.

30 Trading Days Preceding Valuation Date

Average Trading Price	$0.30	
Average Daily Trading Volume	408,083	
Shares Outstanding as at the Valuation Date		63,134,721
Fair Market Value, say		**$19,000,000**

Refer to Schedule 5.0 – Aurogin Trading Price Approach for details with respect to the historical trading price of Aurogin.

13.2 Adjusted Book Value Approach

13.2.1 Fair Market Value of the El Sastre Main Zone

The first step in undertaking the Adjusted Book Value Approach was to determine the fair market value of the each of the AUQ Properties viewed independently. In arriving at the fair market value of the El Sastre Main Zone (which had identified

reserves and resources), Evans & Evans used a market-based Multiple of Resource based on identified transactions in the gold market (refer to Schedule 6.0 – AUQ / MGM Comparable Transactions) to value the inferred resources and an income-based Discounted Cash Flow to value the probable reserves.

Valuation of the El Sastre Main Zone Reserves

For the Castillo Property, given it has reported 43-101 compliant probable reserves, Evans & Evans utilized a Discounted Cash Flow Approach. The reader is advised to refer to Schedule 7.0 – Valuation of the AUQ Properties for more details.

Evans & Evans reviewed the implied value for the El Sastre Main Zone reserves based on using management's estimates of future operating results as outlined in Schedule 7.0.

Evans & Evans examined the discounted cash flow of the El Sastre Main Zone over an eight-year period based on the financial projections as outlined in the pre-feasibility study adjusted for a slower ramp up of operations as outlined by management. Evans & Evans believed that a Discounted Cash Flow Approach over three years was reliable enough to indicate the fair market value of the El Sastre Main Zone reserves given the supporting material presently available.

The discount rates used in this analysis was based on a build-out method, which considers the relevant financial and business risks of the El Sastre Main Zone.

In assessing discount rates to the El Sastre Main Zone projections, Evans & Evans selected discount rates in the range of 8.5% to 10.5%. The reader should also note that Evans & Evans removed the capital expenditures required to upgrade operations.

The results of above as well as applying appropriate discount rates in carrying out a Discounted Cash Flow analysis results in a valuation range for Aurogin's interest in the El Sastre Main Zone reserves of US$5,150,000 to US$5,350,000.

Valuation of the El Sastre Main Zone Resources

An analysis of the selected mining transactions resulted in a range of value per unit of inferred resources in the range of US$12.60 per ounce. The reader is advised to refer to Schedule 7.0 – Fair Market Value of the AUQ Properties for further details. Interviewees noted to the authors of the Report that the range reflects:

(1) The relative amounts of known immediate property payments and work commitments versus future contingent payments, work commitments and royalties granted as part of the acquisition price;

(2) The differing quality of the resource between properties; (i.e., cut off grade considered in the determination of resources);

(3) mining method;

(4) exploration costs incurred historically;

(5) the pre-production working capital required;

(6) project start-up costs;

(7) estimated processing costs;

(8) the country and region in which the resource is located which can result in differing economic and political risks;

(9) the infrastructure located at or near the resource property;

(10) the history of exploration and development in the surrounding area; and

(11) synergies that may arise from the side of the purchaser.

13.2.2 Fair Market Value of the Bridge Property, Lone Mountain Property and Canadian Properties

The Multiple of Exploration Expenditures Approach ("MEE Approach") was utilized to arrive at the fair market value of AUQ's exploration and development stage properties. The MEE Approach involves assigning a premium or discount to the relevant effective expenditure base (i.e., the sum of adjusted historical expenditures), represented by past expenditures, through application of a prospectivity enhancement multiplier ("PEM"). This factor directly relates to the success or failure of exploration completed to date, and to an assessment of the future potential of the asset. The method is based on the premise that a "grass roots" project commences with a nominal value that increases with positive exploration results from increasing exploration expenditure. Conversely, where exploration results are consistently negative, exploration expenditure will decrease along with the value. The table below outlines a range of industry-accepted PEMs.

Multiplier	Exploration Stage of the Mineral Property / License
0.3 to 0.4	Previous exploration has significantly down-graded the property. The property remains at the grass-roots stage in spite of substantial previous exploration expenditure.
0.5 to 1.0	Previous exploration has maintained rather than enhanced the prospectivity of the property. Further exploration is justified.
1.0 to 1.5	The available data has increased the prospectivity of the property. Further exploration is justified.
1.5 to 2.0	The target area has intersections of interest and further exploration is justified to evaluate the target area. Previous exploration has enhanced the prospectivity of the property.

Multiplier	Exploration Stage of the Mineral Property / License
2.5	Exploration has defined a target and infill drilling is justified to define a Resource.
3.0	A Resource has been defined with potential for extension of the resource by further evaluation and exploration.

As the starting point of the analysis, Evans & Evans reviewed Aurogin's historical expenditures and made certain adjustments for expenses related to property acquisition or expenses which did not enhance the prospectivity of the AUQ Properties. Thereafter Evans & Evans applied a PEM to the adjusted expenditures to arrive at the fair market value. The reader is advised to refer to Schedule 7.0 – Multiple of Exploration Expenditures Approach for the detailed calculations.

13.2.3 Adjusted Book Value

Upon arriving at the fair market value of the AUQ Properties, it was then necessary to adjust the balance sheet of Aurogin to arrive at the fair market value of 100% of the issued and outstanding shares of Aurogin.

A summary of the fair market value adjustments made to the Aurogin balance sheet relating to the AUQ Properties is outlined below.

Fair Market Value of AUQ Properties	Low	High
El Sastre Main Zone - Reserves	$5,150,000	$5,350,000
El Sastre Main Zone - Resources	$640,000	$640,000
El Sastre El Arenal	$480,000	$480,000
Bridge Property	$450,000	$610,000
Lupita Property	$4,600,000	$4,600,000
Canadian Properties	$20,000	$25,000
Lone Mountain Properties	$40,000	$50,000
	$11,340,000	$11,705,000
Less: Required Expenditures on Lupita/Bridge	$1,324,203	$1,324,203
US$	**$10,015,797**	**$10,380,797**

The fair market value of Aurogin under the Adjusted Book Value Approach was $13.5 million to $14.0 million. The reader is advised to refer to Schedule 8.0 – Aurogin Adjusted Book Value Approach.

13.3 Valuation Conclusions

Based on the above approaches (with care to the qualitative analysis conducted) used to determine the fair market value of AUQ, the authors of the Report deemed it appropriate to apply a weighting to the two valuation approaches. This was done in order to consider both valuation approaches to balance the trading price of the Aurogin, which can reflect transient booms and busts in the market, with an asset based approach comparing AUQ's mineral property interests to that of other mining companies.

The low end of the range of fair market value of AUQ was determined to be $17.7 million. In arriving at the low end of the range, Evans & Evans deemed it appropriate to rely more heavily on the trading price approach, the reasons for which are: (1) the Aurogin shares are actively traded; and (2) the market capitalization of Aurogin was reflective of financings undertaken in 2006.

Approach	Fair Market Value	Weighting	
Trading Price	$19,000,000	75.0%	$14,250,000
Adjusted Book Value	$13,800,000	25.0%	$3,450,000
Fair Market Value, say			**$17,700,000**

The high end of the range of fair market value of AUQ was determined to be $18.0 million. In arriving at the high end of the range, Evans & Evans placed more reliance on the Trading Price Approach. More weighting was given to the Trading Price Approach to reflect investors in the market are placing a premium on Aurogin to reflect it has now reached the production stage.

Approach	Fair Market Value	Weighting	
Trading Price	$19,000,000	80.0%	$15,200,000
Adjusted Book Value	$13,800,000	20.0%	$2,760,000
Fair Market Value, say			**$18,000,000**

In undertaking the above valuation approaches, it was apparent that based on and subject to all of the foregoing, it is reasonable for Evans & Evans to outline that the fair market value of Aurogin, at the Valuation Date, is in the range of $17,700,000 to $18,000,000.

14.0 VALUATION OF MORGAIN

14.1 Historical Transactions Approach

Evans & Evans reviewed the implied value for the shares of Morgain based upon recent financings completed by MGM.

In October and November of 2006, MGM announced the completion of a private placement of 2,341,890 units at a purchase price of $0.30 per unit for gross proceeds to MGM of $702,567. Each unit consists of one common share of MGM and one-non-transferable common share purchase warrant. One whole warrant will entitle the holder to purchase an additional common share of MGM at any time over a period of two years from the date of closing of the private placement at an exercise price of $0.50.

In December of 2006, MGM announced the completion of a private placement. The December 2006 financing involved the issuance of 2,325,000 units at a purchase price of $0.30 per unit for gross proceeds of $697,500. Each unit consists of one common share of MGM and one-non-transferable common share purchase warrant. One whole warrant will entitle the holder to purchase an

additional common share of MGM at any time over a period of two years from the date of closing of the private placement at an exercise price of $0.50.

In January of 2007, MGM announced the completion of a private placement. The January 2007 financing involved the issuance of 2,000,000 units at a purchase price of $0.30 per unit for gross proceeds of $600,000. Each unit consists of one common share of MGM and one-non-transferable common share purchase warrant. One whole warrant will entitle the holder to purchase an additional common share of MGM at any time over a period of two years from the date of closing of the private placement at an exercise price of $0.50.

Evans & Evans considered all of the above and then used the average of the above noted historical transactions, on a fully-diluted basis, to determine an implied value for Morgain. In doing this, Evans & Evans determined that the fair market value of Morgain was in the range of $28,200,000.

The reader is advised to refer to Schedule 9.0 – Morgain Historical Transactions Approach.

14.2 Adjusted Book Value Approach

14.2.1 Fair Market Value of the Castillo Property

The first step in undertaking the Adjusted Book Value Approach was to determine the fair market value of the each of the MGM Properties viewed independently. In arriving at the fair market value of the Castillo Property (which had identified reserves and resources), Evans & Evans used a Discounted Cash Flow Approach.

For the Castillo Property, given it has reported 43-101 compliant M&I resources, Evans & Evans utilized a Discounted Cash Flow Approach. The reader is advised to refer to Schedule 10.0 – Valuation of the MGM Properties for more details.

Evans & Evans reviewed the implied value for the Castillo Property based on using management's estimates of future operating results as outlined in Schedule 10.0.

Evans & Evans therefore determined that a Discounted Cash Flow Approach was the most appropriate. Evans & Evans examined the discounted cash flow of the Castillo Property over an eight-year period based on the financial projections as outlined in the pre-feasibility study adjusted for a slower ramp up of operations as outlined by management. Evans & Evans believed that a Discounted Cash Flow Approach over eight years was reliable enough to indicate the fair market value of the Castillo Property given the supporting material presently available.

The discount rates used in this analysis was based on a build-out method, which considers the relevant financial and business risks of the Castillo Property.

In assessing discount rates to the Castillo Property projections, Evans & Evans selected discount rates in the range of 10.0% to 12.0%. The reader should also note that Evans & Evans removed the capital expenditures required to upgrade operations. In addition, given the M&I resources which would be available as at the end of the term a discounted multiplier was applied to arrive at the terminal value.

The results of above as well as applying appropriate discount rates in carrying out a Discounted Cash Flow analysis results in a valuation range for the Castillo Property of $25,400,000 to $28,000,000.

The reader should also be aware that as at the Valuation Date Morgain had funded development of the Castillo Property through a debt facility and the Castillo Property was pledged as security against such debt. The fair market value conclusions of the Castillo Property do not account for such debt as it was

deducted at the corporate level in arriving at the fair market value under the Adjusted Book Value Approach.

14.2.2 Fair Market Value of the Cuatro Hermanos Property

Given Morgain has optioned its interest in the Cuatro Hermanos Property for minimum annual revenues of US$150,000 per year, Evans & Evans arrived at the fair market value of the income stream expected to be derived from this property.

Accordingly, the fair market value of the minimum annual payments were discounted to the present value over a period of five to seven years using a discount rate of 5%. The fair market value of the Cuatro Hermanos Property was determined to be in the range of $1.0 million to $1.34 million.

14.2.3 Fair Market Value of the La Fortuna Property

Morgan acquired the La Fortuna Property in June of 2006 in exchange for the issuance of 5.0 million Morgain shares at a deemed price of $0.40 per share from an arms' length party. Given Morgain has undertaken no work on the La Fortuna Property since the date of acquisition and has nominal expenditures planned for 2007, the authors of the Report deemed it appropriate to value the La Fortuna Property at its acquisition cost and thereafter added a premium of 10% to reflect the continued strength in the gold market to arrive at a fair market value of $2.0 million to $2.2 million.

14.2.4 Adjusted Book Value

Upon arriving at the fair market value of the MGM Properties, it was then necessary to adjust the balance sheet of Morgain to arrive at the fair market value of 100% of the issued and outstanding shares of Morgain.

A summary of the fair market value adjustments made to the Morgain balance sheet relating to the MGM Properties is outlined below.

Fair Market Value of MGM Properties	Low	High
Castillo Property	$22,400,000	$25,000,000
Cuatro Hermanos Property	$1,000,000	$1,340,000
El Compa	$0	$0
La Fortuna	$2,000,000	$2,200,000
	$25,400,000	$28,540,000
Less: Required Option Payments	$0	$0
C$	**$25,400,000**	**$28,540,000**

The fair market value of Morgain under the Adjusted Book Value Approach was $19.9 million to $23.0 million. The reader is advised to refer to Schedule 11.0 – Morgain Adjusted Book Value Approach.

14.3 Valuation Conclusions

Based on the above approaches (with care to the qualitative analysis conducted) used to determine the fair market value of MGM, the authors of the Report deemed it appropriate to apply a weighting to the two valuation approaches. This was done in order to consider both the market-based and asset-based approaches to balance the recent financing price of the Morgain, which can reflect transient booms and busts in the market, with an asset-based approach based on the actual cash flows derived from the MGM Properties.

The low end of the range of fair market value of MGM was determined to be $24.2 million. In arriving at the low end of the range, Evans & Evans deemed it appropriate to rely more heavily on the Adjusted Book Value Approach as this represents the fair market value of the assets – which to date have not generated material cash flows.

Approach	Midpoint - Fair Market Value	Weighting	
Adjusted Book Value	$21,500,000	60.0%	$12,900,000
Historical Transactions	$28,200,000	40.0%	$11,280,000
			$24,200,000

The high end of fair market value of MGM was determined to be $25.5 million. In arriving at the high end of the fair market value, the Adjusted Book Value Approach was given more weighting as this is reflective of the en bloc value of Morgain as opposed to what individual investors are valuing the potential of a small investment.

Approach	Midpoint - Fair Market Value	Weighting	
Adjusted Book Value	$21,500,000	40.0%	$8,600,000
Historical Transactions	$28,200,000	60.0%	$16,920,000
			$25,500,000

In undertaking the above valuation approaches, it was apparent that based on and subject to all of the foregoing, it is reasonable for Evans & Evans to outline that the fair market value of Morgain, at the Valuation Date, is in the range of $24,200,000 to $25,500,000.

15.0 FAIRNESS CONSIDERATIONS

15.1 Introduction and Calculation of Per Share Values of MGM and AUQ

The fairness of the Proposed Transaction is tested by: i) calculating, at the time of the completion of the Proposed Transaction, the fair market value of each share of Aurogin; ii) calculating whether the fair market value of each share of Aurogin is in at least a comparable range upon completion of the Proposed Transaction as prior to the Proposed Transaction; and iii) considering qualitative factors, such as synergies, that may result from the Proposed Transaction.

There are many events that are assumed will occur between the Valuation Date and the closing of the Proposed Transaction. These events are either conditions of the Proposed Transaction or are necessary (e.g. due diligence, legal costs) aspects of the closing process.

This section calculates the fair market value of the new company (i.e., Newco) upon the closing of the Proposed Transaction, the number of shares of Newco issued and outstanding upon the closing of the Proposed Transaction and the fair market value per each share of Newco upon the closing of the Proposed Transaction.

In determining the fair market value per share of MGM and AUQ as at the Valuation Date, Evans & Evans deemed it appropriate to assume that all warrants and options "in the money" as at the Valuation Date would be converted. Accordingly, Evans & Evans added back the cash proceeds from such conversions and increased the number of shares accordingly.

After adding back the cash proceeds from the notional exercise of options and warrants, the fair market value of each share of Aurogin as at the Valuation Date was calculated to be in the range of $0.269 to $0.273. The adjusted fair market value of each share of Morgain as at the Valuation Date was calculated to be in the range of $0.33 to $0.35.

15.2 Fair Market Value of Newco post-Proposed Transaction

Under the terms of the Proposed Transaction, the Aurogin shareholders receive one (1) share of Newco for each two (2) shares of Aurogin. Accordingly, in this section Evans & Evans has calculated the fair market value of Newco post-Proposed Transaction in order to compare the fair market value of the Aurogin shareholders' interest in Newco with the fair market value of Aurogin as at the Valuation Date.

Fair Market Value of Newco post-Proposed Transaction

The truest test of fairness, in our opinion, is calculating whether the fair market value of each share of Aurogin is in at least a comparable range upon completion of the Proposed Transaction as prior to the Proposed Transaction.

This section calculates the fair market value of Newco upon the closing of the Proposed Transaction, the number of shares of Newco issued and outstanding upon the closing of the Proposed Transaction and the fair market value per each share of Newco upon the closing of the Proposed Transaction.

The reader is advised to refer to Schedule 12.0 – Fairness Calculations.

First, the fair market value of Newco is calculated by:

1) Adding the fair market value of Aurogin as at the Valuation Date in the range of $17.7 million to $18.0 million plus additional cash from warrants and options "in the money" of approximately $2.6 million.

2) Adding the fair market value of MGM as at the Valuation Date in the range of $24.6 million to $25.9 million plus additional cash from warrants and options "in the money" of approximately $400,000.

3) Adding gross proceeds from any planned financings (i.e., nil as at the Valuation Date).

4) Deducting the estimated costs of the Proposed Transaction of $300,000 to $350,000.

The number of shares that would be issued and outstanding in Newco then would be calculated by adding:

1) 37,684,194 shares of Newco issued to Aurogin shareholders.

2) 36,979,959 shares of Newco issued to Morgain shareholders.

As noted above, this is done in Schedule 11.0.

Overall, the fair market value of Newco upon closing of the Proposed Transaction is estimated to be in the range of $44.6 million to $46.15 million.

Given AUQ shareholders received 1.0 new share of Newco in exchange for each 2.0 AUQ shares, the authors of the Report deemed it necessary to calculate whether the pro rata ownership percentage of the Aurogin shareholders' position in Newco was at least equal to the fair market value of Aurogin pre-Proposed Transaction.

In doing the above calculation, the authors of the Report found that the AUQ shareholders will collectively hold approximately 50.5% of Newco (on a fully-diluted basis) upon closing of the Proposed Transaction. The pro rata ownership of AUQ shareholders in Newco is calculated to be in the range of $22.5 million to $23.3 million, which is greater than the fair market value of Aurogin pre-Proposed Transaction.

16.0 CONCLUSION AS TO FAIRNESS

Based upon Evans & Evans valuation work and subject to all of the foregoing, Evans & Evans is of the opinion, as at the Valuation Date, that the terms of the Proposed Transaction are fair, from a financial point of view, to the shareholders of Aurogin. There are a number of qualitative factors associated with the completion of the Proposed Transaction that the AUQ shareholders might consider in determining the overall fairness of the Proposed Transaction.

In assessing the fairness of the Proposed Transaction to the common shareholders of AUQ, Evans & Evans has considered, *inter alia*, the following:

1. Comparison of the fair market value, as at March 31, 2007, of AUQ prior to completion of the Proposed Transaction, to the fair market value, on a pro forma basis, of the Aurogin shareholders' interest in Newco.

2. Other potential benefits that may be realized subsequent to the completion of the Proposed Transaction include possible synergies between Aurogin and Morgain. Evans & Evans have not attempted to quantify these additional qualitative potential benefits. Certain additional potential benefits are as follows:

   i. Shared operations and administrative personnel thereby reducing certain staff and systems costs.

   ii. Revenues from two mineral properties in the short-term – i.e., the Castillo Property and the El Sastre Property.

   iii. Potential access to larger financings given the increased resource / reserve base.

   iv. Shared executive level management.

   v. Removal of duplication of public company costs.

EVANS & EVANS, INC.



17.0 RESTRICTIONS AND CONDITIONS

This opinion is intended for the purpose stated in this Report and, in particular, is based on assumptions as to results that could reasonably be expected at the Valuation Date. It is not to be the basis of any subsequent valuation and is not to be reproduced or used other than for the purpose of this Report without prior written permission in each specific instance.

Evans & Evans, Inc. disclaims any responsibility or liability for losses occasioned to any parties as a result of the circulation, publication, reproduction or use of this opinion contrary to the provisions of this paragraph. This opinion is based upon information made available to us and on the assumptions we have made. We reserve the right to review all calculations included or referred to in this opinion and, if we consider necessary, to revise our opinion in the light of any information existing at the Valuation Date which becomes known to us after the date of this opinion.

This Report has been prepared for the Special Committee of Aurogin. The Report may be distributed by the Special Committee of Aurogin to the shareholders of AUQ at its discretion. This Report may not be relied upon by any other person or entity without our express, prior written consent.

18.0 STATEMENT OF INDEPENDENCE

Neither Evans & Evans nor any of its affiliates is an insider, associate or affiliate (as those terms are used in Rule 61-501) of Aurogin or any person or company that, whether alone or jointly or in concert or combination with others, holds or would hold, upon successful completion of the Proposed Transaction, securities of Aurogin sufficient to affect materially its control (collectively, the "Interested Parties"). Except as providing an independent opinion to the Special Committee, neither Evans & Evans nor any of its affiliates is an advisor to any of the

Interested Parties in respect of the Proposed Transaction or is a manager, co-manager or member of a soliciting dealer group formed in respect of the Proposed Transaction other than a member who does not perform services beyond the customary soliciting dealer's function or a member who does not receive more than the per security or per security holder fees payable to other members of the group.

Evans & Evans has not been engaged within the last two years to provide financial advisory services or to act as lead or co-lead underwriter of securities of Aurogin or any of the Interested Parties.

Having reviewed all such circumstances, Evans & Evans believes that it is "independent" within the meaning of Rule 61-501 in the preparation of this Report. The fees paid to Evans & Evans for the preparation of this Report are not financially material to Evans & Evans. No understanding or agreements exist between Evans & Evans and either Aurogin or any of the Interested Parties with respect to future financial advisory or other services.

19.0 APPENDIXES & SCHEDULES

Appendix 1.0 – Reserve / Resource Definitions

Appendix 2.0 – Credentials of Evans & Evans, Inc.

Schedule 1.0 – Aurogin Historical Financial Statements

Schedule 2.0 – AUQ Tangible Asset Backing

Schedule 3.0 – MGM Historical Financial Statements

Schedule 4.0 – MGM Tangible Asset Backing

Schedule 5.0 – Aurogin Trading Price Approach

Schedule 6.0 – AUQ / MGM Comparable Transactions

Schedule 7.0 – Fair Market Value of the AUQ Properties

Schedule 8.0 – Aurogin Adjusted Book Value Approach

Schedule 9.0 – Morgain Historical Transactions Approach

Schedule 10.0 – Valuation of the MGM Properties

Schedule 11.0 – Morgain Adjusted Book Value Approach

Schedule 12.0 – Fairness Calculations

APPENDIX 1.0 – RESERVE / RESOURCE DEFINITIONS

Mineral Reserves and Resources

The term "***Mineral Resource***" is a concentration or occurrence of diamonds, natural, solid, inorganic or fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term "***Inferred Mineral Resource***" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term "***Indicated Mineral Resource***" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

The term "***Measured Mineral Resource***" is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

The term "***Mineral Reserve***" is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The term "***Probable Mineral Reserve***" is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

The term "***Proven Mineral Reserve***" is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

APPENDIX 2.0 – CREDENTIALS OF EVANS & EVANS, INC.

Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past eighteen years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 500 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designation of Chartered Financial Analyst ("CFA"); and the professional designation of Chartered Business Valuator ("CBV"). Mr. Evans is a member of the Association for Investment Management and Research ("AIMR"), the Canadian Institute of Chartered Business Valuators ("CICBV") and is a Candidate Member of the American Society of Appraisers ("ASA").

Richard W. Evans, Principal, began full-time work with Evans & Evans, Inc. in 1994. Since then he has been involved in the financial services and management consulting fields and has been involved in the preparation of over 300 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to the Vancouver and Alberta Stock Exchanges and the British Columbia and Alberta Securities Commissions as well as for private purposes.

For ten years previous to this, he was extensively involved in the computer industry in Vancouver where he served for two years as the General Manager of Sidus Systems Inc. responsible for the company's $15 million business operation in Western Canada. Previous to this, he spent eight years with Digital Equipment of Canada Limited where he was laterally involved in a sales, marketing and management capacity in the company's direct and channel organizations. In his capacity with Digital and Sidus he was involved in assessing and assisting various technology companies with their marketing and financial operations.

During the past thirteen years he, through Evans & Evans, Inc., has actively been involved in the process of evaluating and valuing various types of software applications for Canadian regulatory bodies, private companies, Canadian financial institutions and brokerage firms as well as government agencies.

Mr. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1984) where he graduated with honors. Mr. Evans

holds the professional designation of Chartered Business Valuator and is a member of the CICBV and a Candidate Member of the ASA.

Ms. Jennifer Lucas, MBA, CBV joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries.

For the past ten years at Evans & Evans Ms. Lucas has been involved in writing and reviewing over 300 valuation and due diligence reports for public and private transactions. As a Partner of Evans & Evans she is directly involved with project allocation and project management while continuing to be actively involved in due diligence and valuation report preparation. Ms. Lucas has prepared business plans, due diligence documents and valuation reports on numerous projects in the mining and natural resource industry over the past five years.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993) and a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designation of Chartered Business Valuator and is a member of the CICBV and a Candidate Member of the ASA.

SCHEDULE 1.0 – AUROGIN HISTORICAL FINANCIAL STATEMENTS

AUROGIN RESOURCES LTD.

Consolidated Balance Sheet

As At

US Dollars	Audited December 31, 2006	Audited June 30, 2006	Audited June 30, 2005
Assets			
Current Assets			
Cash and Cash Equivalents	$652,214	$1,563,635	$83,037
Amounts Receivable	$197,465	$23,582	$1,996
Inventories	$496,792	$0	$0
Prepaid Expenses	$2,945	$8,833	$3,652
	$1,349,416	$1,596,050	$88,685
Equipment	$3,686,253	$1,684	$0
Mineral Property Interests	$715,507	$1,959,446	$458,839
Future Income Tax Assets	$2,449	$0	$0
Other	$3,575	$6,999	$0
	$4,407,784	$1,968,129	$458,839
Total Assets	$5,757,200	$3,564,179	$547,524
Liabilities			
Current Liabilities			
Accounts Payable and Accruals	$611,287	$307,859	$236,410
Advances from Related Parties	$0	$0	$13,737
	$611,287	$307,859	$250,147
Provision for Site Closure and Reclamation	$118,236	$0	$0
Non-Controlling Interest	$1,132,505	$0	$0
Shareholders' Equity			
Share Capital	$8,940,920	$8,230,575	$5,665,643
Contributed Surplus	$919,260	$629,602	$393,698
Warrant Exercises Received	$459,284	$689,589	$168,966
Cumulative Translation Adjustments	-$493,576	$0	$0
Deficit	-$5,930,716	-$6,293,446	-$5,930,930
	$3,895,172	$3,256,320	$297,377
	$5,757,200	$3,564,179	$547,524

Common Sized	Audited March 31, 2006	Audited June 30, 2005	Audited June 30, 2004
Assets			
Current Assets			
Cash and Cash Equivalents	11.3%	43.9%	15.2%
Amounts Receivable	3.4%	0.7%	0.4%
Inventories	8.6%	0.0%	0.0%
Prepaid Expenses	0.1%	0.2%	0.7%
	23.4%	44.8%	16.2%
Equipment	64.0%	0.0%	0.0%
Mineral Property Interests	12.4%	55.0%	83.8%
Future Income Tax Assets	0.0%	0.0%	0.0%
Other	0.1%	0.2%	0.0%
	76.6%	55.2%	83.8%
Total Assets	100.0%	100.0%	100.0%
Liabilities			
Current Liabilities			
Accounts Payable and Accruals	10.6%	8.6%	43.2%
Advances from Related Parties	0.0%	0.0%	2.5%
	10.6%	8.6%	45.7%
Provision for Site Closure and Reclamation	2.1%	0.0%	0.0%
Non-Controlling Interest	19.7%	0.0%	0.0%
Shareholders' Equity			
Share Capital	155.3%	230.9%	1034.8%
Contributed Surplus	16.0%	17.7%	71.9%
Warrant Exercises Received	8.0%	19.3%	30.9%
Cumulative Translation Adjustments	-8.6%	0.0%	0.0%
Deficit	-103.0%	-176.6%	-1083.2%
	67.7%	91.4%	54.3%
	100.0%	100.0%	100.0%

AUROGIN RESOURCES LTD.
Consolidated Income Statement
For the Period

US Dollars	Audited 6 Months Ended December 31, 2006	Audited 12 Months Ended June 30, 2005	Audited 12 Months Ended June 30, 2005
Mineral Sales	$500,080	$0	$0
Cost of Sales	$277,240	$0	$0
Gross Profit	$222,840	$0	$0
Expenses			
Stock-Based Compensation	$520,798	$173,469	$34,000
General and Office	$54,886	$58,855	$27,159
Shareholder Costs	$63,759	$64,067	$15,483
Legal, Audit and Accounting	$41,975	$50,068	$53,780
Management Fees	$90,724	$24,000	$24,000
Consulting Fees	$0	$10,374	$23,701
Stock Exchange and Filing Fees	$0	$9,495	$12,413
Travel	$0	$0	$3,647
Exploration Recovery	$63,332	-$18,274	-$7,707
	$835,474	$372,054	$186,476
Loss Before Other Items	-$612,634	-$372,054	-$186,476
Interest Income	$6,166	$11,606	$107
Foreign Exchange	-$75,692	-$2,067	$0
Write-down of Mineral Property Interests	$0	-$1	-$396,632
Loss Before Income Taxes	-$682,160	-$362,516	-$583,001
Income Tax Recovery (Expense)	-$25,004	$0	$163,600
Non-Controlling Interest	$72,505		
Net Loss for the Year	-$779,669	-$362,516	-$419,401

Common Sized	Management 6 Months Ended December 31, 2006	Audited 12 Months Ended June 30, 2005	Audited 12 Months Ended June 30, 2004
Mineral Sales	100.0%		
Cost of Sales	55.4%		
Gross Profit	44.6%		
Expenses			
Stock-Based Compensation	104.1%	46.6%	18.2%
General and Office	11.0%	15.8%	14.6%
Shareholder Costs	12.7%	17.2%	8.3%
Legal, Audit and Accounting	8.4%	13.5%	28.8%
Management Fees	18.1%	6.5%	12.9%
Consulting Fees	0.0%	2.8%	12.7%
Stock Exchange and Filing Fees	0.0%	2.6%	6.7%
Travel	0.0%	0.0%	2.0%
Exploration Recovery	12.7%	-4.9%	-4.1%
	167.1%	6.9%	30.1%
Loss Before Other Items	-122.5%		
Interest Income	1.2%		
Foreign Exchange	-15.1%		
Write-down of Mineral Property Interests	0.0%		
Loss Before Income Taxes			
Income Tax Recovery	-5.0%		
Non-Controlling Interest	14.5%		
Net Loss for the Year	-155.9%		

SCHEDULE 2.0 – AUQ TANGIBLE ASSET BACKING

AUROGIN RESOURCES LTD.

TANGIBLE ASSET BACKING

As At March 31, 2007 Based on December 31, 2006 Financial Statements

	Book Value	Adjustment	Tangible Asset Backing	Note
Assets				
Current Assets				
Cash and Cash Equivalents	$652,214	$500,000	$1,152,214	1
Amounts Receivable	$197,465		$197,465	
Inventories	$496,792		$496,792	
Prepaid Expenses	$2,945		$2,945	
	$1,349,416		$1,849,416	
Equipment	$3,686,253	-$2,958,066	$728,187	2
Mineral Property Interests	$715,507	$9,527,790	$10,243,297	3
Future Income Tax Assets	$2,449	-$2,449	$0	4
Other	$3,575		$3,575	
	$4,407,784		$10,975,059	
Total Assets	**$5,757,200**		**$12,824,475**	
Liabilities				
Current Liabilities				
Accounts Payable and Accruals	$611,287		$611,287	
Advances from Related Parties	$0		$0	
	$611,287		$611,287	
Provision for Site Closure and Reclamation	$118,236		$118,236	
Assets Less Liabilities			**$12,094,952**	
Leverage Adjustment			$0	4
Stub Period Net Loss			-$389,835	6
Tangible Asset Backing, say			**$11,700,000**	
Convert to Canadian Dollars @			$1.1559	
Tangible Asset Backing -C$, say			**$13,500,000**	

Notes

1 In 2007 Aurogin announced the first sale of gold from its El Sastre Property for gross proceeds of $500,000. The costs associated with the sale are included in note 6 below.

2 Property, plant and equipment includes certain mineral rights deferred exploration costs related to the El Sastre Main Zone that have been adjusted in note 3.

3 The book value of the AUQ Properties have been adjusted to their fair market value as calculated in Schedule 7.0.

		Low	High
Fair Market Value		$10,055,797	$10,430,797
	Midpoint	$10,243,297	

4 Aurogin has been deemed to be a going concern and accordingly any discrepancies arising from the differences in cost and income tax accounting have been removed.

5 As at the Valuation Date Aurogin had no positive or negative redundancies.

6 Adjustment for timing difference between date of the most recent financial statements and the Valuation Date.

Net Loss to December 31, 2006	-$779,669
Number of Months	6
Loss Per Month	-$129,945

SCHEDULE 3.0 – MGM HISTORICAL FINANCIAL STATEMENTS

MORGAIN MINERALS INC.

Consolidated Balance Sheet As At

Canadian Dollars	Audited December 31, 2006	Audited December 31, 2005	Audited December 31, 2004
Assets			
Current Assets			
Cash and Cash Equivalents	$1,144,613	$1,262,514	$1,307,146
Temporary Investment	$150,000	$150,000	$0
Accounts Receivable	$391,544	$383,585	$305,967
Prepaid Expenses	$2,608	$181,245	$48,574
	$1,688,765	$1,977,344	$1,661,687
Investment	$0	$1	$1
Mineral Property Costs	$11,010,961	$8,324,705	$3,820,954
Equipment	$247,197	$252,933	$65,137
	$11,258,158	$8,577,639	$3,886,092
Total Assets	$12,946,923	$10,554,983	$5,547,779
Liabilities			
Current Liabilities			
Accounts Payable and Accruals	$132,039	$48,511	$117,393
Accrued Interest Payable	$118,390	$301,231	$0
Current Portion of Capital Lease	$12,709	$2,721	$0
	$263,138	$352,463	$117,393
Capital Lease Obligations	$26,206	$4,825	$0
Loan Payable	$5,873,863	$5,000,000	$0
	$5,900,069	$5,004,825	$0
	$6,163,207	$5,357,288	$117,393
Shareholders' Equity			
Share Capital	$25,616,836	$21,485,029	$20,730,158
Contributed Surplus	$1,838,299	$1,357,395	$1,100,275
Liability to Issue Shares	$28,160	$40,500	$0
Deficit	-$20,699,579	-$17,685,229	-$16,400,047
	$6,783,716	$5,197,695	$5,430,386
	$12,946,923	$10,554,983	$5,547,779

Working Capital	$1,425,627	$1,624,881	$1,544,294
Current Ratio	6.42	5.61	14.15
Long Term Debt to Equity	0.87	0.96	0.00
Total Debt to Equity	0.91	1.03	0.02

Common Sized	Audited December 31, 2006	Audited December 31, 2005	Audited December 31, 2004
Assets			
Current Assets			
Cash and Cash Equivalents	8.8%	12.0%	23.6%
Temporary Investment	1.2%	1.4%	0.0%
Accounts Receivable	3.0%	3.6%	5.5%
Prepaid Expenses	0.0%	1.7%	0.9%
	13.0%	18.7%	30.0%
Investment	0.0%	0.0%	0.0%
Mineral Property Costs	85.0%	78.9%	68.9%
Equipment	1.9%	2.4%	1.2%
	87.0%	81.3%	70.0%
Total Assets	100.0%	100.0%	100.0%
Liabilities			
Current Liabilities			
Accounts Payable and Accruals	1.0%	0.5%	2.1%
Accrued Interest Payable	0.9%	2.9%	0.0%
Current Portion of Capital Lease	0.1%	0.0%	0.0%
	2.0%	3.3%	2.1%
Asset Retirement Obligation	0.2%	0.0%	0.0%
Loan Payable	45.4%	47.4%	0.0%
	45.6%	47.4%	0.0%
	47.6%	50.8%	2.1%
Shareholders' Equity			
Share Capital	197.9%	203.6%	373.7%
Contributed Surplus	14.2%	12.9%	19.8%
Liability to Issue Shares	0.2%	0.4%	0.0%
Deficit	-159.9%	-167.6%	-295.6%
	52.4%	49.2%	97.9%
	100.0%	100.0%	100.0%

MORGAIN MINERALS INC.

Consolidated Income Statement

	Audited 12 Months Ended December 31, 2006	Audited 12 Months Ended December 31, 2005	Audited 12 Months Ended December 31, 2004
Mineral Sales	**$0**	**$0**	**$0**
Expenses			
Amortization	$44,830	$48,164	$9,825
Consulting Fees	$83,853	$39,225	$195,585
Interest on Long-Term Debt	$691,022	$301,231	$0
Management Fees and Bonuses	$60,000	$179,899	$116,616
Legal, Audit and Accounting	$183,094	$223,259	$86,528
Office and Administration	$160,673	$121,435	$82,725
Property Investigation	$54,830	$46,647	$217,737
Shareholder Communication	$74,552	$39,867	$39,680
Stock-Based Compensation	$495,295	$269,920	$723,275
Travel and Accomodation	$20,280	$11,262	$14,780
Trust and Filing	$34,306	$20,974	$27,395
	$1,902,735	$1,301,883	$1,514,146
Net Loss before Other Items	**-$1,902,735**	**-$1,301,883**	**-$1,514,146**
Interest	$13,315	$10,659	$8,460
Cost Recover of Written Off Asset	$216,208	$0	$0
Forgiveness of Debt	$0	$0	$15,000
Foreign Exchange Loss	-$275,040	$0	$0
Write-down of Interest in Mineral Property	-$1,071,131	$0	$0
Gain on Disposal of Equipment	$5,033	$0	$0
Other Income	$0	$6,042	$18,952
Net Loss	**-$3,014,350**	**-$1,285,182**	**-$1,471,734**

SCHEDULE 4.0 – MGM TANGIBLE ASSET BACKING

MORGAIN MINERALS INC.

TANGIBLE ASSET BACKING

As At March 31, 2007 Based on December 31, 2006 Financial Statements

Canadian Dollars	Book Value	Adjustment	Tangible Asset Backing	Note
Assets				
Current Assets				
Cash and Cash Equivalents	$1,144,613		$1,144,613	
Temporary Investment	$150,000	$178,639	$328,639	1
Accounts Receivable	$391,544		$391,544	
Prepaid Expenses	$2,608		$2,608	
	$1,688,765		$1,867,404	
Investment	$0		$0	
Mineral Property Costs	$11,010,961	$15,959,039	$26,970,000	2
Equipment	$247,197		$247,197	
	$11,258,158		$27,217,197	
Total Assets	**$12,946,923**		**$29,084,601**	
Liabilities				
Current Liabilities				
Accounts Payable and Accruals	$132,039		$132,039	
Accrued Interest Payable	$118,390		$118,390	
Current Portion of Capital Lease	$12,709		$12,709	
	$263,138		$263,138	
Capital Lease Obligations	$26,206		$26,206	
Loan Payable	$5,873,863	$1,000,000	$6,873,863	3
	$5,900,069		$6,900,069	
Assets Less Liabilities			**$21,921,394**	
Leverage Adjustment			$0	4
Stub Period Net Income			-$475,684	5
Tangible Asset Backing, say			**$21,400,000**	

Notes

1 MGM currently owns 1,000,000 shares of Aurogin. These have been valued at their market price less a discount for for blockage. Refer to the following page.

2 The book value of the MGM Properties have been adjusted to their fair market value as calculated in Schedule 10.0.

		Low	High
Fair Market Value		$25,400,000	$28,540,000
	Midpoint	$26,970,000	

3 Between December 31, 2006 and March of 2007 Morgain drew down an additional $1.0 million on its credit facility.

4 As at the Valuation Date Morgain had no positive or negative redundancies.

5 Adjustment for timing difference between date of the most recent financial statements and the Valuation Date.

Net Loss to December 31, 2006	-$1,902,735
Number of Months	12
Loss Per Month	-$158,561

Blockage (Block Size) Discount
Cost of Hedge Analysis

0.33	Aurogin Stock Price As At March 31, 2007
0.33	Strike Price
4.50%	Risk Free Rate
0.064	Standard Deviation
0.0041	Variance
0.00	Present Value of Expected Dividends (assume no dividend)
1,000,000	Block Size
272,418	Average Trading Volume per Day (180 Days)
68,104	Shares Tradeable each Day - Estimated at 25% of Total Market
15	Number of Trading Days Needed for Orderly Disposition of Block

Hedge Strategy: Buy Series of Puts to Cover Dribble Period

Term (Days)	Predicted Price	Strike Price	Experation as Fraction of Year	d1	N(d1)	d2	N(d2)	Value of Call	Value of Put
5	0.00	0.33	0.013698630	0.0026	0.5010	-0.0049	0.4981	0.00	0.00
10	0.00	0.33	0.027397260	0.0037	0.5015	-0.0068	0.4973	0.00	0.00
15	0.00	0.33	0.041095890	0.0046	0.5018	-0.0083	0.4967	0.00	0.00

Average Cost of a Put Option: 0.00

In the context of a public market, Blockage Discount is defined as the decrease in stock market trading price created by the forces of supply and demand when a block of shares larger than normal trading lots is exposed for sale at one time.

Implied Blockage Discount / Current Market Price of Stock 0.4%

Share Price at Valuation Date $0.33

Adjusted Share Price $0.33

Fair Market Value of Investment $328,639

SCHEDULE 5.0 – AUROGIN TRADING PRICE APPROACH

AUROGIN RESOURCES LTD.
TRADING PRICE APPROACH

Date	Open	High	Low	Close	Volume
3/30/2007	0.28	0.33	0.28	0.33	1,177,000
3/29/2007	0.275	0.275	0.26	0.275	151,900
3/28/2007	0.28	0.29	0.27	0.27	129,500
3/27/2007	0.28	0.28	0.27	0.27	48,000
3/26/2007	0.285	0.29	0.28	0.28	90,500
3/23/2007	0.29	0.295	0.28	0.28	155,000
3/22/2007	0.265	0.295	0.265	0.28	344,545
3/21/2007	0.26	0.275	0.26	0.275	66,500
3/20/2007	0.275	0.29	0.26	0.26	242,500
3/19/2007	0.29	0.29	0.265	0.275	205,250
3/16/2007	0.26	0.29	0.25	0.29	873,700
3/15/2007	0.245	0.255	0.245	0.245	137,600
3/14/2007	0.24	0.25	0.23	0.24	221,211
3/13/2007	0.26	0.26	0.245	0.25	359,625
3/12/2007	0.265	0.27	0.225	0.26	1,270,800
3/9/2007	0.28	0.28	0.27	0.27	454,500
3/8/2007	0.29	0.29	0.265	0.28	740,855
3/7/2007	0.295	0.3	0.27	0.29	675,500
3/6/2007	0.32	0.32	0.27	0.29	842,300
3/5/2007	0.32	0.33	0.3	0.305	550,962
3/1/2007	0.385	0.385	0.35	0.365	139,500
2/28/2007	0.345	0.385	0.345	0.385	589,502
2/27/2007	0.365	0.365	0.335	0.345	401,577
2/26/2007	0.375	0.385	0.36	0.36	190,700
2/23/2007	0.38	0.395	0.36	0.36	376,500
2/22/2007	0.33	0.38	0.325	0.38	517,500
2/21/2007	0.325	0.335	0.325	0.335	197,400
2/20/2007	0.325	0.33	0.32	0.32	181,000
2/19/2007	0.335	0.345	0.315	0.33	428,800
2/16/2007	0.32	0.345	0.315	0.345	482,250
2/15/2007	0.33	0.33	0.315	0.325	209,500
2/14/2007	0.325	0.33	0.315	0.33	425,670
2/13/2007	0.32	0.33	0.31	0.315	370,690
2/12/2007	0.31	0.33	0.31	0.325	187,864
2/9/2007	0.305	0.32	0.305	0.305	124,500
2/8/2007	0.31	0.32	0.305	0.32	83,500
2/7/2007	0.31	0.315	0.3	0.315	195,650
2/6/2007	0.33	0.33	0.305	0.31	325,081
2/5/2007	0.325	0.33	0.315	0.315	132,000
2/2/2007	0.325	0.34	0.325	0.34	102,500
2/1/2007	0.335	0.345	0.325	0.33	139,500
1/31/2007	0.35	0.35	0.33	0.33	200,500
1/30/2007	0.345	0.355	0.335	0.35	60,500
1/29/2007	0.35	0.355	0.34	0.345	127,800
1/26/2007	0.35	0.35	0.34	0.35	108,000
1/25/2007	0.335	0.35	0.335	0.34	90,700
1/24/2007	0.33	0.355	0.33	0.345	172,220
1/23/2007	0.335	0.375	0.33	0.35	510,186
1/22/2007	0.31	0.34	0.31	0.335	719,680
1/19/2007	0.29	0.3	0.285	0.3	876,250
1/18/2007	0.31	0.31	0.29	0.29	289,000
1/17/2007	0.305	0.315	0.295	0.295	730,500
1/16/2007	0.345	0.345	0.315	0.32	368,000
1/15/2007	0.35	0.355	0.345	0.355	135,400
1/12/2007	0.36	0.365	0.35	0.35	159,500
1/11/2007	0.36	0.365	0.345	0.35	168,000
1/10/2007	0.36	0.36	0.35	0.355	57,300
1/9/2007	0.36	0.36	0.345	0.35	157,280
1/8/2007	0.38	0.38	0.35	0.365	206,000
1/5/2007	0.37	0.37	0.34	0.36	280,000
1/4/2007	0.39	0.395	0.37	0.375	211,812
1/3/2007	0.395	0.41	0.395	0.4	33,000
1/2/2007	0.4	0.405	0.39	0.4	152,000
12/29/2006	0.4	0.41	0.385	0.41	143,200
12/28/2006	0.395	0.4	0.385	0.395	106,500
12/27/2006	0.405	0.415	0.39	0.39	260,000
12/22/2006	0.4	0.41	0.39	0.405	169,500
12/21/2006	0.365	0.4	0.36	0.4	414,570
12/20/2006	0.385	0.385	0.365	0.37	81,800
12/19/2006	0.37	0.39	0.36	0.38	182,000

Trading Price - Respecting March 31, 2007 Valuation Date	Minimum	Average	Maximum
10-Days Preceding	0.26	0.28	0.33
30-Days Preceding	0.24	0.30	0.39
90-Days Preceding	0.24	0.35	0.53
180-Days Preceding	0.24	0.35	0.53

Trading Volume	Minimum	Average	Maximum	Total	%
10-Days Preceding	48,000	261,070	1,177,000	2,610,695	4.1%
30-Days Preceding	48,000	408,083	1,270,800	12,242,477	19.4%
90-Days Preceding	33,000	344,538	1,780,700	31,008,431	49.1%
180-Days Preceding	1,500	272,418	1,780,700	49,307,588	78.1%

Total Shares Issued and Outstanding	63,134,721

Market Capitalization Based on Average Share Price - C$			
Days Preceding the Valuation Date			
10	30	90	180
$17,600,000	$19,000,000	$22,300,000	$21,800,000

Standard Deviation 0.063783254

SCHEDULE 6.0 – AUQ / MGM COMPARABLE TRANSACTIONS

AUQ / MGM COMPARABLE TRANSACTION ANALYSIS

Identified Comparable Trnsactions

Company Name	Exchange	Ticker	Price	Indicated Resources (oz)	Inferred Resources (oz)	Measured Resources (oz)	M&I Resouces	Proven Reserves (oz)	Probable Reserves (oz)	PP Reserves (oz)	Price M&I + Reserves
Appollo Gold Corporation - 1	TSX	APG	$80,313,593	559,800	1,235,400		559,800		724,650	1,284,450	$62.53
Gold-Ore Resources Ltd.-2	TSX-V	GOZ	$8,376,150		637,870		176,940			176,940	$47.34
Goldrea Resources Corp. - 3	TSX-V	GOR	$20,806,500	331,175	275,968		331,175			331,175	$62.83
Meridian Gold Inc. - 4	TSX	MNG	$111,130,000	506,061	50,418	141,459	647,520			1,766,520	$62.91
Sunridge Gold Corp. - 7	TSX-V	SGC	$39,583,333		686,405						$57.67
										Average	$58.65
Meridian Gold Inc. - 5	TSX	MNG	$35,273,369				0			2,800,000	$12.60
St. Andrew GoldFields Ltd. - 6	TSX	SAS	$40,000,000		270,000		963,000			963,000	$41.54

Note

1 Common Shares Pre-Financing 143,467,186
Private Placement $8,580,000 US
Conversion Price $0.50
Number of Shares 17,160,000
% of company 10.7%
Price $80,313,593

2 Acquired Option to Purchase 100% of shares of Bjorkdalsgruvan AB. Operating mine - Bjorkdal Property.

Shares 5,840,000
Price Per Share $0.35 C$
$2,044,000
Funding $1,726,950
Option Price $3,770,950 C$

Acquisition Price $4,605,200 C$

3 Acquired 80% of shares of DAYE.
Price - 80% $16,645,200 C$
Price - 100% $20,806,500

4 Acquired 100% of Minera Florida

5 Acquired 56.7% operating interest of Jeronimo property from CODELCO.

Purchase Price $20,000,000
% of Company 56.7%
Price - 100% $35,273,369

6 Puchased Holloway Mining Company from Newmont Canada Limited. Holloway Mining Company is the owner of the Holloway-Holt gold mining and exploration assets.
Purchase Price was US$40 million.

7 Acquired 100% of the Asmara Project exploration licenses.
Shares issued 9,500,000
$2.50 C$
$23,750,000
Portion acquired 60.0%
$39,583,333

SCHEDULE 7.0 – FAIR MARKET VALUE OF THE AUQ PROPERTIES

AUROGIN RESOURCES LTD.
FAIR MARKET VALUE OF THE AUQ PROPERTIES

Property	Probable Reserves Ounces	Inferred Resources Ounces
El Sastre Main Zone	68,500	102,000
El Sastre El Arenal		76,000
Lupita Property		518,000
Bridge		69,700

El Sastre Main Zone	6 Months Ending December 31, 2006	12 Months Ending June 30, 2006	12 Months Ending June 30, 2005	12 Months Ending June 30, 2004		
Acquisition Costs						
Option Payments	$0	$35,980	$137,538			
Surface Rights	$0	$127,003	$65,992			
Write-down	$0	$0	$0			
	$0	**$162,983**	**$203,530**	**$0**	**$0**	**$0**
Exploration & Development						
Expenditures	$0	$1,110,375	$109,908			
Write-down	$0	$0	$0			
	$0	**$1,110,375**	**$109,908**	**$0**	**$0**	**$0**
Total	**$0**	**$1,273,358**	**$313,438**	**$0**	**$0**	**$0**

Total El Sastre Main Zone	$1,586,796

Fair Market Value of El Sastre Main Zone Inferred Resources	
Inferred Resources	102,000
Aurogin Interest - 50%	51,000
U.S. Dollar Value Per Ounce - See Schedule Schedule 6.0	$12.60
	$642,479
Fair Market Value of Main Zone Resources - US$, say	**$640,000**

El Sastre El Arenal

Fair Market Value of El Sastre El Arenal	
Inferred Resources	76,000
Aurogin Interest - 50%	38,000
U.S. Dollar Value Per Ounce - See Schedule Schedule 6.0	$12.60
	$478,710
Fair Market Value of El Sastre Property - US$, say	**$480,000**

Bridge Property	6 Months Ending December 31, 2006	12 Months Ending June 30, 2006	Prior to June 30, 2005
Acquisition Costs			
Option Payments	$104,890	$51,308	$0
Surface Rights	$83,566	$0	$0
Write-down	$0	$0	$0
	$188,456	**$51,308**	**$0**
Exploration & Development			
Expenditures	$84,029	$15,001	$0
Write-down		$0	$0
	$84,029	**$15,001**	**$0**
Total	**$272,485**	**$66,309**	**$0**

Total Bridge Property	**$338,794**

Fair Market Value of the Bridge Property	
Inferred Resources	69,700
Aurogin Interest - 70%	48,790
U.S. Dollar Value Per Ounce - See Schedule Schedule 6.0	$12.60
	$614,638
Fair Market Value of El Sastre Property - US$, say	**$610,000**

Fair Market Value of Bridge Property		Prospectivity Enhancement	
		Low	High
Exploration Costs	$182,596	2.40	2.50
		Low	High
Fair Market Value of Bridge Property		**$ 440,000**	**$ 460,000**
			$ 450,000

Lupita Property	6 Months Ending December 31, 2006	12 Months Ending June 30, 2006	Prior to June 30, 2005
Acquisition Costs			
Option Payments	$104,890	$51,308	$0
Surface Rights		$0	$0
Write-down		$0	$0
	$104,890	**$51,308**	**$0**
Exploration & Development			
Expenditures	$29,616	$7,019	$0
Write-down		$0	$0
	$29,616	**$7,019**	**$0**
Total	**$134,506**	**$58,327**	**$0**

Total Lupita Property	**$192,833**

Fair Market Value of Lupita Property	
Inferred Resources	518,000
Lupita Interest - 70%	362,600
U.S. Dollar Value Per Ounce - See Schedule Schedule 6.0	$12.60
	$4,567,901
Fair Market Value of Lupita Property - US$, say	**$4,600,000**

Canada	6 Months Ending December 31, 2006	12 Months Ending June 30, 2006	Prior to June 30, 2005
Acquisition Costs			
Option Payments	$0	$3,067	$0
Surface Rights	$0	$0	$0
Write-down	$0	-$1	$0
	$0	**$3,066**	**$0**
Exploration & Development			
Expenditures	$0	$1,121	$68,026
Write-down	$0	$0	$0
	$0	**$1,121**	**$68,026**
Total	**$0**	**$4,187**	**$68,026**
Total Canada	**$72,213**		

Fair Market Value of Canadian Properties		Prospectivity Enhancement Multipliers	
		Low	High
Exploration Costs	$72,213	0.30	0.35
		Low	High
Fair Market Value of Canadian Properties - US$		$ 20,000	$ 30,000
			$ 25,000

Lone Mountain	6 Months Ending December 31, 2006	12 Months Ending June 30, 2006	Prior to June 30, 2005
Acquisition Costs			
Staking Costs	$23,865	$8,819	$0
Option Payments	$0	$7,175	$0
Surface Rights	$0	$0	$0
Write-down	$0	$0	$0
	$23,865	**$15,994**	**$0**
Exploration & Development			
Expenditures	$12,813	$58,992	$0
Write-down	$0	$0	$0
	$12,813	**$58,992**	**$0**
Total	**$36,678**	**$74,986**	**$0**
Total Lone Mountain	**$111,664**		

Fair Market Value of Lone Mountain		Prospectivity Enhancement Multipliers	
		Low	High
Exploration Costs	$111,664	0.40	0.45
Fair Market Value of Lone Mountain - US$		$ 40,000	$ 50,000
			$ 45,000

El Sastre Main Zone

Management Estimates (US$ '000s)

	2007	2008	2009	2010	2011
Probable Reserves (Tonnes)	868,000	568,000	268,000	240	240
Tonnes Mined	300,000	300,000	267,760	0	0
Grade	2.45	2.45	2.45	2.45	2.45
Mined Ounces	23,670	23,670	21,126	0	0
Gold Recovery	80%	80%	80%	80%	80%
Gold Recovered	18,936	18,936	16,901	0	0
Price of Gold (US$)	$550	$550	$550	$500	$500
Revenues	$10,414,687	$10,414,687	$9,295,455	$0	$0
Mining Costs	$1,799,261	$1,799,261	$1,641,910	$0	$0
Processing Costs	$907,306	$907,306	$853,647	$0	$0
Administration and Services	$897,214	$897,214	$891,410	$0	$0
Depreciation	$102,995	$102,995	$102,995	$0	$0
Refining and Shipping Costs	$127,502	$127,502	$122,440	$0	$0
Royalty	$103,624	$103,624	$92,488	$0	$0
	$3,937,902	$3,937,902	$3,704,890	$0	$0
Income Before Tax	$6,476,785	$6,476,785	$5,590,565	$0	$0
Tax Loss Carry Forwards	0	0	0	0	0
Tax Due On	$6,476,785	$6,476,785	$5,590,565	$0	$0
Tax @30%	1,943,035	1,943,035	1,677,170	0	0
Income After Tax	$4,533,749	$4,533,749	$3,913,396	$0	$0
Depreciation	$102,995	$102,995	$102,995	$0	$0
Cash Flow After Tax	$4,636,744	$4,636,744	$4,016,391	$0	$0
Capital Expenditures	830,000	0	0	0	0
Sustaining Capital Reinvestment					
(Assumed Annually Variable					
Less: Tax Shield Related Thereto:	35,491	0	0	0	0
Sustaining Capital Reinvestment,					
Net of Related Tax Shield	164,509	0	0	0	0
Net Cash Flow	$3,832,767	$4,533,749	$3,913,396	$0	$0
Discounted Cash Flow@8.5%	3,605,289	3,930,569	3,126,957	0	0
Discounted Cash Flow@10.5%	3,556,237	3,806,918	2,973,771	0	0
Terminal Value - Low					0
Terminal Value - High					0
Total Discounted Cash Flow @8.5%					10,662,816
Total Discounted Cash Flow @10.5%					10,336,926

	Low	High
Fair Market Value (US$), say	$10,300,000	$10,700,000
Aurogin Interest	50%	50%
Fair Market Value (US$), say	$5,150,000	$5,350,000

Assumptions

1. Assumed Annual Sustaining Capital Reinvestment		200,000	0	0	0	0
2. Discount Rate	High	8.5%				
3. Discount Rate	Low	10.5%				
4. Terminal Value	Nil					
5. Tax rate	30%					

SCHEDULE 8.0 – AUROGIN ADJUSTED BOOK VALUE APPROACH

AUROGIN RESOURCES LTD.

ADJUSTED BOOK VALUE APPROACH

As At March 31, 2007 Based on December 31, 2006 Consolidated Financial Statements

		Adjustment		Adjusted Book Value		
US$	Book Value	Low	High	Low	High	Note
Assets						
Current Assets						
Cash and Cash Equivalents	$652,214	$500,000	$500,000	$1,152,214	$1,152,214	1
Amounts Receivable	$197,465			$197,465	$197,465	
Inventories	$496,792			$496,792	$496,792	
Prepaid Expenses	$2,945			$2,945	$2,945	
	$1,349,416			$1,849,416	$1,849,416	
Equipment	$3,686,253	-$2,958,066	-$2,958,066	$728,187	$728,187	2
Mineral Property Interests	$715,507	$9,340,290	$9,715,290	$10,055,797	$10,430,797	
Future Income Tax Assets	$2,449			$2,449	$2,449	3
Other	$3,575			$3,575	$3,575	
	$6,024			$10,790,008	$11,165,008	
Total Assets	$1,355,440			$12,639,424	$13,014,424	
Liabilities						
Current Liabilities						
Accounts Payable and Accruals	$611,287			$611,287	$611,287	
Advances from Related Parties	$0			$0	$0	
	$611,287			$611,287	$611,287	
Provision for Site Closure and Reclamation	$118,236			$118,236	$118,236	
Assets Less Liabilities				$11,909,901	$12,284,901	
Stub Period Net Loss		-$194,917	-$194,917	-$194,917	-$194,917	4
Fair Market Value - US$, say				$11,700,000	$12,100,000	
Convert to Canadian Dollars @				$1.1559	$1.1559	
Fair Market Value -C$, say				$13,500,000	$14,000,000	

Notes

1 In 2007 Aurogin announced the first sale of gold from its El Sastre Property for gross proceeds of $500,000. The costs associated with the sale are included in note 6 below.

3 Adjustment to reflect the difference between the book value of the AUQ Properties and the fair market value of the AUQ Properties as calculated in Schedule 7.0.

Fair Market Value	Low	High
El Sastre Main Zone - Reserves	$5,150,000	$5,350,000
El Sastre Main Zone - Resources	$640,000	$640,000
El Sastre El Arenal	$480,000	$480,000
Bridge Property	$450,000	$610,000
Lupita Property	$4,600,000	$4,600,000
Canadian Properties	$20,000	$25,000
Lone Mountain Properties	$40,000	$50,000
	$11,380,000	$11,755,000
Less: Required Expenditures on Lupita/Bridge	$1,324,203	$1,324,203
	$10,055,797	$10,430,797

Payments Required by September 2007	$695,000
Present Value as at Valuation Date	$678,251
Payments Required by September 2008	$695,000
Present Value as at Valuation Date	$645,953

4 Adjustment for timing difference between date of the most recent financial statements and the Valuation Date.

Net Loss to December 31, 2006	-$779,669
Number of Months	12
Loss Per Month	-$64,972

SCHEDULE 9.0 – MORGAIN HISTORICAL TRANSACTIONS APPROACH

MORGAIN MINERALS INC.

HISTORICAL TRANSACTIONS APPROACH

Financing Round	Shares Issued	Price Per Share	Gross Proceeds	Shares Outstanding - Prior to Financing	Shares Outstanding - Post-Financing	% of AUQ Issued	Implied Value	Fully Diluted	Additional Cash	% of the Company	Implied Value
October - November 2006	2,341,890	$0.30	$702,567	63,763,018	66,104,908	3.54%	$19,831,472	68,446,798	$1,170,945	6.8%	$27,378,719
December 7, 2006	2,325,000	$0.30	$697,500	65,763,018	68,088,018	3.41%	$20,426,405	70,413,018	$1,162,500	6.6%	$28,165,207
January 15, 2007	2,000,000	$0.30	$600,000	68,429,908	70,429,908	2.84%	$21,128,972	72,429,908	$1,000,000	5.5%	$28,971,963
										Average	$28,200,000

October - November 2006	one share - one warrant at $0.50 until November 8, 2008
December 2007 - Financing	one share - one warrant at $0.50 until December 4, 2008
January 2007 - Financing	one share - one warrant at $0.50 until January 15, 2009

SCHEDULE 10.0 – VALUATION OF THE MGM PROPERTIES

MORGAIN MINERALS INC.

FAIR MARKET VALUE OF THE MGM PROPERTIES

Castillo	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Acquisition	$814,093	$968,842	$389,734	$159,192	
Assay	$173,208	$152,405	$113,044	$43,079	
Camp Accomodations and Travel	$203,266	$143,905	$309,452	$114,875	
Drilling	$613,982	$558,566	$270,770	$100,516	
Field Work and Supplies	$218,519	$1,331,615	$0	$0	
Field Office Expense	$114,697	$131,657	$80,363	$28,719	
Consulting / Administration	$199,823	$156,733	$515,753	$191,460	
Property Maintenance	$158,673	$888,761	$0	$0	
	$2,496,261	$4,332,484	$1,679,116	$637,841	$0
Recoveries	-$192,483	$0	$0	$0	$0
	$2,303,778	$4,332,484	$1,679,116	$637,841	$0
Total	**$8,953,219**				

Fair Market Value of Castillo Property	
Fair Market Value of Castillo Property - Low, say	**$25,400,000**
Less: Required Expenditures	$3,000,000
	$22,400,000
Fair Market Value of Castillo Property - High, say	**$28,000,000**
Less: Required Expenditures	$3,000,000
Fair Markc Value of Castillo Property, say	**$25,000,000**

Cuatro Hermanos	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
Acquisition	$0	$17,252	$0	$210,986	
Assay	$0	$0	$4,154	$4,181	
Camp Accomodations and Travel	$0	$4,522	$22,157	$20,148	
Drilling	$0	$3,025	$0	$10,394	
Field Work and Supplies	$0	$0	$0	$0	
Field Office Expense	$0	$41,744	$5,539	$4,375	
Consulting / Administration	$61,275	$2,873	$60,472	$44,851	
Property Maintenance	$0	$101,851	$0	$0	
	$61,275	$171,267	$92,322	$294,935	$0
Recoveries	-$619,799	$0	$0	$0	$0
	-$558,524	$171,267	$92,322	$294,935	$0
Total	**$0**				

Minimum Payment per Year - US$	$150,000
Convert to C$	$1.1559
Minimum Payment per Year - C$	**$173,385**
Present Value - Low	**$1,000,000**
Present Value - High	**$1,340,000**

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
El Compa Gold					
Acquisition	$0	$0	$0	$84,258	
Assay	$0	$0	$0	$48,998	
Camp Accomodations and Travel	$0	$0	$0	$195,992	
Drilling	$0	$0	$0	$146,994	
Field Office Expense	$0	$0	$0	$97,996	
Consulting / Administration	$0	$0	$5,469	$491,425	
	$0	$0	$5,469	$1,065,663	$0
Writedwon of Interest	-$1,071,131	$0	$0	$0	$0
	-$1,071,131	**$0**	**$5,469**	**$1,065,663**	**$0**
Total	**$1**				

Management of MGM currently has no plans for exploration at this date.

	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	December 31, 2002
La Fortuna					
Acquisition	$2,000,000	$0	$0	$0	$0
Assay	$0	$0	$0	$0	$0
Camp Accomodations and Travel	$0	$0	$0	$0	$0
Drilling	$0	$0	$0	$0	$0
Field Office Expense	$0	$0	$0	$0	$0
Consulting / Administration	$12,133	$0	$0	$0	$0
	$2,012,133	$0	$0	$0	$0
Total	**$2,012,133**				

Acquisition Cost	**$2,000,000**
Premium	10.0%
Fair Market Value, Low	**$2,000,000**
Fair Market Value, High	**$2,200,000**

Castillo Property

Management Estimates (US$ '000s)

	2008	2009	2010	2011	2012	2013	2014	2015
M&I Resources								
Tonnes Mined	1,177,143	1,177,143	1,471,429	1,471,429	1,471,429	1,471,429	1,471,429	1,471,429
Grade	0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Mined Ounces	33,305	33,305	41,631	41,631	41,631	41,631	41,631	41,631
Gold Recovery	70%	70%	70%	70%	70%	70%	70%	70%
Gold Recovered	23,314	23,314	29,142	29,142	29,142	29,142	29,142	29,142
Price of Gold (US$)	$550	$550	$550	$500	$500	$500	$500	$500
Revenues	$12,822,432	$12,822,432	$16,028,041	$14,570,946	$14,570,946	$14,570,946	$14,570,946	$14,570,946
Operating costs	$7,816,231	$7,816,231	$9,770,289	$9,770,289	$9,770,289	$9,770,289	$9,770,289	$9,770,289
Depreciation	$570,519	$570,519	$570,519	$570,519	$570,519	$570,519	$570,519	$570,519
Cash Flow Before Tax	$5,576,721	$5,576,721	$6,828,271	$5,371,176	$5,371,176	$5,371,176	$5,371,176	$5,371,176
Tax Loss Carry Forwards	0	0	0	0	0	0	0	0
Tax Due On	$5,576,721	$5,576,721	$6,828,271	$5,371,176	$5,371,176	$5,371,176	$5,371,176	$5,371,176
Tax @32%	1,784,551	1,784,551	2,185,047	1,718,776	1,718,776	1,718,776	1,718,776	1,718,776
Cash Flow After Tax	$3,792,170	$3,792,170	$4,643,224	$3,652,400	$3,652,400	$3,652,400	$3,652,400	$3,652,400
Capital Expenditures	0	0	0	0	0	0	0	0
Sustaining Capital Reinvestment (Assumed Annually Variable								
Less: Tax Shield Related Thereto:	47,321	47,321	47,321	47,321	47,321	47,321	47,321	47,321
Sustaining Capital Reinvestment, Net of Related Tax Shield	202,679	202,679	202,679	202,679	202,679	202,679	202,679	202,679
Net Cash Flow	$3,947,527	$3,589,491	$4,440,546	$3,449,721	$3,449,721	$3,449,721	$3,449,721	$3,449,721
Discounted Cash Flow@10.0%	3,421,654	2,828,468	3,180,987	2,246,554	2,042,322	1,856,657	1,687,870	1,534,427
Discounted Cash Flow@12.0%	3,330,413	2,703,883	2,986,574	2,071,586	1,849,630	1,651,455	1,474,514	1,316,530
Terminal Value - Low					5,370,494			
Terminal Value - High					4,607,856			
Total Discounted Cash Flow @10.0%					24,169,433			
Total Discounted Cash Flow @12%					21,992,441			

	Low	High
Fair Market Value (US$), say	$22,000,000	$24,200,000
		$23,100,000

Exchange Rate 1.1559

	Low	High
Fair Market Value (C$), say	$25,400,000	$28,000,000
		$26,700,000

Assumptions

		2008	2009	2010	2011	2012	2013	2014	2015
1. Assumed Annual Sustaining Capital Reinvestment		250,000	250,000	250,000	250,000	250,000	250,000	250,000	250,000
2. Discount Rate	High	10.0%							
3. Discount Rate	Low	12.0%							
4. Terminal Value									
	Multiplier on Terminal Value		3.5						
5. Tax rate	32%								

SCHEDULE 11.0 – MORGAIN ADJUSTED BOOK VALUE APPROACH

MORGAIN MINERALS INC.

ADJUSTED BOOK VALUE APPROACH

As At March 31, 2007 Based on December 31, 2006 Financial Statements

		Adjustment		Adjusted Book Value		
	Book Value	Low	High	Low	High	Note
Assets						
Current Assets						
Cash and Cash Equivalents	$1,144,613			$1,144,613	$1,144,613	
Temporary Investment	$150,000	$178,639	$178,639	$328,639	$328,639	1
Accounts Receivable	$391,544			$391,544	$391,544	
Prepaid Expenses	$2,608			$2,608	$2,608	
	$1,688,765			$1,867,404	$1,867,404	
Investment	$0			$0	$0	
Mineral Property Costs	$11,010,961	$14,389,039	$17,529,039	$25,400,000	$28,540,000	2
Equipment	$247,197			$247,197	$247,197	
	$11,258,158			$25,647,197	$28,787,197	
Total Assets	**$12,946,923**			**$27,514,601**	**$30,654,601**	
Liabilities						
Current Liabilities						
Accounts Payable and Accruals	$132,039			$132,039	$132,039	
Accrued Interest Payable	$118,390			$118,390	$118,390	
Current Portion of Capital Lease	$12,709			$12,709	$12,709	
	$263,138			$263,138	$263,138	
Capital Lease Obligations	$26,206			$26,206	$26,206	
Loan Payable	$5,873,863	$1,000,000	$1,000,000	$6,873,863	$6,873,863	3
	$5,900,069			$6,900,069	$6,900,069	
Assets Less Liabilities				**$20,351,394**	**$23,491,394**	
Stub Period Net Income		-$475,684	-$475,684	-$475,684	-$475,684	4
Fair Market Value, say				**$19,900,000**	**$23,000,000**	

Notes

1 MGM currently owns 1,000,000 shares of Aurogin. These have been valued at their market price less a discount for blockage.

2 The book value of the MGM Properties have been adjusted to their fair market value as follows:

Fair Market Value	Low	High
Castillo Property	$22,400,000	$25,000,000
Cuatro Hermanos Property	$1,000,000	$1,340,000
El Compa	$0	$0
La Fortuna	$2,000,000	$2,200,000
	$25,400,000	$28,540,000
Less: Required Expenditures	$0	$0
	$25,400,000	$28,540,000

3 Between December 31, 2006 and March of 2007 Morgain drew down an additional $1.0 million on its credit facility.

4 Adjustment for timing difference between date of the most recent financial statements and the Valuation Date.

Net Loss to December 31, 2006	-$1,902,735
Number of Months	12
Loss Per Month	-$158,561

SCHEDULE 12.0 – FAIRNESS CALCULATIONS

FAIRNESS OF THE PROPOSED TRANSACTION
FROM A FINANCIAL POINT OF VIEW TO THE AUROGIN RESOURCES LTD. SHAREHOLDERS

Fair Market Value of Aurogin Resources Ltd. Pre-Proposed Transaction

	Low	High	Note
Fair Market Value, say	$17,700,000	$18,000,000	1
Plus: Cash from Warrants / Options	$2,557,197	$2,557,197	2
	$20,300,000	$20,600,000	

1 Refer to Schedules --- and section --- of the Report.

2 Warrants and Options in the Money

Total Number of Options	4,667,000	4,667,000
Total Number of Warrants	7,566,666	7,566,666
Shares Outstanding	63,134,721	63,134,721
Total Shares Outstanding	75,368,387	75,368,387
Fair Market Value Per Share of Aurogin	**$0.269**	**$0.273**

Fair Market Value of Morgain Minerals Inc. Pre-Proposed Transaction

	Low	High	Note
Fair Market Value, say	$24,200,000	$25,500,000	1
Plus: Cash from Warrants / Options	$397,800	$397,800	2
	$24,600,000	$25,900,000	

1 Refer to Schedules --- and section --- of the Report.

2 Warrants and Options in the Money

Total Number of Options	3,530,000	3,530,000
Total Number of Warrants	0	0
Shares Outstanding	70,429,908	70,429,908
Total Shares Outstanding	73,959,908	73,959,908
Fair Market Value Per Share of Morgain	**$0.33**	**$0.35**

Fair Market Value of "Newco" Post-Proposed Transaction

	Low	High	Note
Fair Market Value of Aurogin	$20,300,000	$20,600,000	
Fair Market Value of Morgain	$24,600,000	$25,900,000	
Less: Costs of the Transaction	-$300,000	-$350,000	
	$44,600,000	$46,150,000	

Shaes Outstanding in "Newco" Post-Proposed Transaction

Shares Issued to Aurogin Shareholders	37,684,194	50.5%
Shares Issued to Morgain Shareholders	36,979,954	49.5%
	74,664,148	
Fair Market Value Per Share of Newco	**$0.60**	**$0.62**

Fair Market Value of Aurogin's Pro Rata Ownership of Newco

	Low	High
Fair Market Value of Newco	$44,600,000	$46,150,000
Aurogin Shareholders' Ownership in Newco	50.5%	50.5%
Fair Market Value of Aurogin Shareholders Ownership in Newco	**$22,500,000**	**$23,300,000**

Proposed Transaction is fair to Aurogin shareholders from a financial standpoint as the pro-rata share of Newco post-Proposed Transaction exceeds the fair market value of Aurogin pre-Proposed Transaction.

APPENDIX I

PRO FORMA FINANCIAL STATEMENTS OF CASTLE GOLD

CASTLE GOLD CORPORATION

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

(Unaudited – See Compilation Report)

(Expressed in United States Dollars)



McGovern, Hurley, Cunningham, LLP
Chartered Accountants

COMPILATION REPORT ON THE UNAUDITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of
Aurogin Resources Ltd.
Morgain Minerals Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet as at March 31, 2007 and the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2007 and for the twelve months ended December 31, 2006 of Castle Gold Corporation. ("CGC") and have performed the following procedures:

1. Compared the figures in the columns captioned "Aurogin Resources Ltd." to the unaudited consolidated financial statements of Aurogin Resources Ltd. as at and for the three month period ended March 31, 2007 and the audited consolidated financial statements as at December 31, 2006 and found them to be in agreement.

2. Compared the figures in the columns captioned "Morgain Minerals Inc." to the unaudited financial statements of Morgain Minerals Inc. as at and for the three months ended March 31, 2007 and the audited financial statements as at and for the year ended December 31, 2006, and found them to be in agreement.

3. Made enquiries of certain officials of Aurogin Resources Ltd. who have responsibility for financial and accounting matters about:

   a) the basis for determination of the pro forma adjustments; and

   b) whether the unaudited pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the "Acts") and related regulations.

   The officials:

   a) described to us the basis for determination of the pro forma adjustments; and

   b) stated the unaudited pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

4. Read the notes to the unaudited pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Aurogin Resources Ltd.", and "Morgain Minerals Inc." as at March 31 2007, for the three months ended March 31, 2007 and for the year ended December 31, 2006, and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

These pro forma consolidated financial statements are based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

McGOVERN, HURLEY, CUNNINGHAM, LLP

McGovern, Hurley, Cunningham, LLP

Chartered Accountants
Licensed Public Accountants

TORONTO, Ontario
July 18, 2007

2005 Sheppard Avenue East, Suite 300, Toronto, Ontario, Canada, M2J 5B4
Telephone: (416) 496-1234 – Fax: (416) 496-0125 – E-Mail: info@mhc-ca.com – Website: www.mhc-ca.com

CASTLE GOLD CORPORATION
PRO-FORMA CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2007
(Unaudited – See Compilation Report)

(Expressed in United States Dollars)	Aurogin Resources Ltd.	Morgain Minerals Inc.	Note 2	Pro-forma Adjustments	**Pro-forma Consolidated**
Assets					
Current assets					
Cash and cash equivalents	$ 297,887	$ 634,983	(f)	$ 2,500,000	**$ 3,432,870**
Marketable securities	-	286,235	(f)	251,540	**537,775**
Amounts receivable	257,056	385,355		-	**642,411**
Inventories	858,534	-		-	**858,534**
Prepaid expenses	109,596	1,496		-	**111,092**
	1,523,073	1,308,069		2,751,540	**5,582,682**
Property, plant and equipment	3,572,108	207,897		-	**3,780,005**
Mineral properties	907,064	10,235,548	(b)	16,220,142	**27,362,754**
Other	24,697	-	(c)	(21,122)	**3,575**
	$ 6,026,942	$ 11,751,514		$ 18,950,560	**$ 36,729,016**
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	$ 650,956	$ 252,688	(c)	$ 204,085	**$ 1,107,729**
Accrued interest payable	-	257,999	(e)	(257,999)	**-**
Current portion of capital lease obligations	-	12,476		-	**12,476**
	650,956	523,163		(53,914)	**1,120,205**
Capital lease obligations	-	15,464		-	**15,464**
Provision for site closure and reclamation obligations	120,601	-		-	**120,601**
Loan payable	-	5,094,859	(e)	257,999	**5,352,858**
Future income tax	-	-	(b)	4,553,000	**4,553,000**
	771,557	5,633,486		4,757,085	**11,162,128**
Non-controlling interest	1,260,971	-		-	**1,260,971**
Shareholders' equity					
Common share capital	9,144,505	22,685,779	(b)	(3,786,506)	**28,043,778**
Common share purchase warrants	474,534	67,231	(b)	659,467	**1,201,232**
Contributed surplus	905,436	1,614,019	(b)	(928,487)	**1,590,968**
Cumulative translation adjustments	(493,576)	-		-	**(493,576)**
Accumulated other comprehensive income	-	156,128	(b)	(156,128)	**-**
Accumulated deficit	(6,036,485)	(18,405,129)	(b)	18,405,129	**(6,036,485)**
	3,994,414	6,118,028		14,193,475	**24,305,917**
	$ 6,026,942	$ 11,751,514		$ 18,950,560	**$ 36,729,016**

Basis of Presentation (Note 1)
Pro-forma transactions (Note 2)

The accompanying notes are an integral part of these pro-forma consolidated financial statements

CASTLE GOLD CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2007
(Unaudited – See Compilation Report)

(Expressed in United States Dollars)	As Reported		
	Aurogin Resources Ltd.	Morgain Minerals Inc.	**Pro-forma Consolidated**
Revenue			
Gold sales	$ 824,575	$ -	**$ 824,575**
Cost of sales			
Cost of sales (excludes accretion, depreciation, depletion and amortization)	360,300	-	**360,300**
Depreciation, depletion and amortization	135,158	10,403	**145,561**
Accretion	2,365	-	**2,365**
Mine operating earnings (loss)	326,752	(10,403)	**316,349**
Operating expenses			
Exploration and business development	30,424	-	**30,424**
General and administrative	230,008	203,886	**433,894**
Operating earnings (loss) before the undernoted	66,320	(214,289)	**(147,969)**
Other expense (income)	2,394	229,364	**231,758**
Earnings (loss) before income taxes and non-controlling interest	63,926	(443,653)	**(379,727)**
Income tax expense	41,229	-	**41,229**
Earnings (loss) before non-controlling interest	22,697	(443,653)	**(420,956)**
Non-controlling interest	128,466	-	**128,466**
Net loss, for the period	$ 105,769	$ 443,653	**$ 549,422**
Net loss per share – Basic and diluted			**$ (0.01)**
Weighted average number of common shares outstanding			**68,482,314**

The accompanying notes are an integral part of these pro-forma consolidated financial statements

CASTLE GOLD CORPORATION
PRO-FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006
(Unaudited – See Compilation Report)

(Expressed in United States Dollars)	Aurogin Resources Ltd.	Morgain Minerals Inc.	**Pro-forma Consolidated**
Revenue			
Gold sales	$ 500,080	$ -	**$ 500,080**
Cost of sales			
Cost of sales (excludes accretion, depreciation, depletion and amortization)	186,549	-	**186,549**
Depreciation, depletion and amortization	90,691	39,526	**130,217**
Accretion	-	-	**-**
Mine operating earnings (loss)	222,840	(39,526)	**183,314**
Operating expenses			
Exploration and business development	47,612	-	**47,612**
General and administrative	923,346	1,028,816	**1,952,162**
Impairment charges:			
Mineral properties	1	944,393	**944,394**
Operating loss before the undernoted	748,119	2,012,735	**2,760,854**
Other expense (income)	63,374	644,953	**708,327**
Loss before income taxes and non-controlling interest	811,493	2,657,688	**3,469,181**
Income tax expense	25,004	-	**25,004**
Loss before non-controlling interest	836,497	2,657,688	**3,494,185**
Non-controlling interest	72,505	-	**72,505**
Net loss, for the period	$ 909,002	$ 2,657,688	**$ 3,566,690**
Net loss per share – Basic and diluted			**$ (0.05)**
Weighted average number of common shares outstanding			**68,482,314**

The accompanying notes are an integral part of these pro-forma consolidated financial statements

CASTLE GOLD CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
(Expressed in United States dollars unless otherwise stated)

1. BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Castle Gold Corporation ("Castle Gold" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") using the same accounting policies as described in the annual audited consolidated financial statements of Aurogin Resources Ltd. ("Aurogin"). The unaudited pro-forma consolidated financial statements have been prepared for the inclusion in a Joint Information Circular dated July 18, 2007 in conjunction with the amalgamation of Aurogin and Morgain Minerals Inc. ("Morgain") to form a new company, Castle Gold Corporation. For accounting purposes, Aurogin has been deemed to be the acquirer.

The acquisition is subject to acceptance by the shareholders of both Aurogin and Morgain and the TSX Venture Exchange. In the opinion of management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transaction as described in Note 2.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the acquisition had actually occurred as assumed.

The unaudited pro-forma consolidated financial statements have been derived from and should be read in conjunction with the consolidated financial statements of Aurogin and Morgain as follows:

a) the audited consolidated financial statements of Aurogin for the six-month period ended December 31, 2006.

b) the unaudited consolidated financial statements of Aurogin as at March 31, 2007 and for the three month period then ended.

c) the audited consolidated financial statements of Morgain for the year ended December 31, 2006.

d) the unaudited amended consolidated financial statements of Morgain as at March 31, 2007 and for the three month period then ended.

The unaudited pro-forma consolidated balance sheet has been prepared as if the acquisition of Morgain, for accounting purposes, by Aurogin had occurred on March 31, 2007. The anaudited pro-forma consolidated statements of operations have been prepared as if the acquisition of Morgain had occurred on January 1, 2006.

The pro-forma consolidated balance sheet has been prepared using the current rate method by converting the Morgain balance sheet into United States dollars using the March 31, 2007 exchange rate of 1.1529 Canadian dollars to one United States dollar. The pro-forma consolidated statement of operations for the three months ended March 31, 2007 has been prepared by converting the operations of Morgain for the three months ended March 31, 2007 into United States dollars using the average exchange rate for the period of 1.1714 Canadian dollars to one United States dollar. The pro-forma consolidated statement of operations for the twelve months ended December 31, 2006 has been prepared by converting the operations of Morgain for the twelve months ended December 31, 2006 into United States dollars using the average exchange rate for the period of 1.1342 Canadian dollars to one United States dollar and by converting the operations of Aurogin for the six month period ended June 30, 2006 into United States dollars using the average rate for the twelve month period ended June 30, 2006 of 1.1625 Canadian dollars to one United States dollar.

(Expressed in United States dollars unless otherwise stated)

1. BASIS OF PRESENTATION (Continued)

The unaudited pro-forma consolidated financial statements have been prepared for illustrative purposes only and may not be indicative of the combined entities' financial position or operating results that would have occurred if the acquisitions had been in effect at the dates indicated. Furthermore, the pro-forma consolidated statements of operations are not necessarily indicative of the operating results that may be obtained by the Company in the future. In addition, the Company has not completed the process of allocating the costs of the acquisition of Morgain to the fair value of assets acquired and liabilities assumed, and expects that once it completes this exercise, there may be material adjustments to the preliminary estimates used in preparing these pro-forma consolidated financial statements.

Acquisition of Morgain

On March 5, 2007, Aurogin and Morgain jointly announced their letter agreement to merge the two companies to create a new company, Castle Gold Corporation. A definitive amalgamation agreement (the "Agreement") dated July 18, 2007 was signed. Under the terms of the Agreement, one common share of Castle Gold will be issued for every two (2) common shares of each of Aurogin and Morgain held. In addition, all Aurogin and Morgain options and share purchase warrants will remain outstanding with their terms unchanged except that in all cases, these convertible securities shall entitle the holder to purchase one common share of Castle Gold for every two (2) options or two (2) share purchase warrants held at an exercise price equal to two times the exercise price per share specified under the original terms. Details of the pro-forma share capital are set out in note 8.

The value of the shares to be issued, prior to giving effect to the amalgamation, is CDN$0.30 per share being the market price of the shares of Aurogin over a six day period before and after March 5, 2007, being the date the terms of the amalgamation were agreed and announced in the letter agreement. Using CDN$0.30 per share as a reference point for all convertible securities of both Aurogin and Morgain, following the amalgamation, approximately 50.7% of the outstanding common shares of Castle Gold on a fully diluted basis would be held by former Aurogin shareholders while approximately 49.3% would be held by former shareholders of Morgain. Castle Gold's board of directors and management are to be comprised of a fairly equal composition of existing directors and management of Aurogin and Morgain. The head office of the combined company will be the headquarters of Aurogin. As Aurogin is the acquirer for accounting purposes, Morgain's assets and liabilities have been restated in the pro-forma financial statements to reflect their estimated fair values as of March 31, 2007. Since Morgain is still in the development stage, it has been determined that they do not meet the definition of a business for accounting purposes. As a result, after determining the fair value of all of Morgain's assets and liabilities, any remaining unallocated purchase price has been allocated to the El Castillo gold project.

2. PRO-FORMA TRANSACTIONS

Pro-forma assumptions relating to the amalgamation of Aurogin and Morgain and acquisition of Morgain

a) Castle Gold issues 32,167,360 common shares to the shareholders of Aurogin in exchange for 64,334,721 common shares of Aurogin outstanding as at March 31, 2007. There are currently 66,561,387 common shares of Aurogin outstanding which would result in the issue of 33,280,693 common shares of Castle Gold.

b) Castle Gold issues 36,314,954 common shares to the shareholders of Morgain in exchange for 72,629,908 common shares of Morgain. All of Morgain's assets and liabilities have been restated where appropriate to reflect estimated fair market values as described in the description of the business combination and basis of presentation using purchase accounting concepts. Fair values of mining

(Expressed in United States dollars unless otherwise stated)

2. PRO-FORMA TRANSACTIONS (Continued)

properties and the property, plant and equipment are determined based upon management's estimate. The final allocation of the purchase price and the fair value of Morgain's assets and liabilities are subject to completion of definitive appraisals which would be carried out following completion of the amalgamation.

The cost of the acquisition is based on the fair market value of the consideration given, estimated to be $20,536,710 of which $18,899,273 is accounted for as an increase to share capital, $726,698 is recorded as an increase to common share purchase warrants, $685,532 is recorded as an increase to contributed surplus and $225,207 is recorded as the estimated costs of the transaction. The deficit, contributed surplus and accumulated other comprehensive income of Morgain are eliminated in purchase accounting.

The amount by which the purchase consideration exceeded the fair value of the net assets acquired was added to the carrying value of the El Castillo gold project. This excess amount will not increase the carrying value of the underlying Mexican assets for tax purposes resulting in a temporary difference between accounting and tax values. The resulting estimated future income tax liability of $4,553,000 associated with the temporary difference was applied to increase the carrying value of the El Castillo gold project, using the Mexican corporate tax rate of 28%.

The preliminary allocation of the purchase price is summarized in the table below. This allocation is subject to change.

Purchase price:	
36,314,954 Castle Gold common shares issued in exchange for 72,629,908 Morgain common shares outstanding	$ 18,899,273
Estimated value of Morgain outstanding warrants	726,698
Estimated value of Morgain outstanding options	685,532
Estimated transaction costs	225,207
	$ 20,536,710
Purchasse price allocation:	
Cash and cash equivalents	$ 3,134,983
Marketable securities	537,774
Receivables	385,355
Prepaids	1,496
Equipment	207,897
Mineral property – El Castillo	24,695,265
Mineral property – La Fortuna	1,760,426
Accounts payable and accrued liabilities	(252,688)
Capital lease obligation	(27,940)
Loan payable	(5,352,858)
Future income tax liability	(4,553,000)
Total allocation of purchase price	$ 20,536,710

(Expressed in United States dollars unless otherwise stated)

2. PRO-FORMA TRANSACTIONS (Continued)

c) Total transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees and severance costs are estimated to be approximately $225,207. Of this amount, $21,122 has already been recorded by Aurogin as at March 31, 2007, with a further $100,000 accrued as an adjustment. Accrued severance of $104,085 (CDN$120,000) relates to one individual.

d) Included in marketable securities of Morgain as at March 31, 2007 are 1,000,000 common shares of Aurogin recorded at CDN$330,000. Morgain has since sold these shares to a third party prior to completion of the merger. As a result, the amount has been left in marketable securities as opposed to reflecting the cancellation of these shares. These shares were valued at CDN$0.33 per share as at March 31, 2007. The ultimate price realized for the sale of these shares was not materially different than the price used in these pro-forma consolidated financial statements. As such, no adjustment has been made to reflect the actual proceeds received.

e) On April 20, 2007, Morgain amended its loan agreement with H. Morgan & Company. In addition to drawing down a further CDN$1,000,000 on the facility, Morgain converted all accrued interest outstanding at April 30, 2007 into principal for a total loan amount of CDN$7,243,587. As such, these pro-forma consolidated financial statements have been adjusted to add accrued interest as at March 31, 2007 to loan principal.

f) On May 18, 2007, Morgain announced that it had signed a binding letter agreement to sell its 100% interest in the Cuatro Hermanos copper/molybdenum property to Virgin Metals Inc. ("Virgin Metals") for $2,500,000 and 500,000 common shares of Virgin Metals. On July 3, 2007, Morgain announced that the sale transaction, scheduled to close no later than June 30, 2007, had closed. These pro-forma consolidated financial statements have been adjusted to include $2,500,000 in cash and the value of the Virgin Metal shares in marketable securities on the assumption that the transaction had been completed as at March 31, 2007. The shares of Virgin Metals have been valued at CDN$0.58 per share being their market value on March 31, 2007.

g) Morgain holds 500,000 warrants of Virgin Metals exercisable into 500,000 common shares of Virgin Metals at CDN$0.60 per share. As these warrants have not been valued in Morgain's consolidated financial statements, they have not been valued in these pro-forma consolidated financial statements.

h) As at March 31, 2007, Morgain did not have any asset retirement obligations. As such, no asset retirement obligations have been assumed for the purpose of these pro-forma consolidated financial statements.

i) No adjustments have been made to reflect expected synergies or cost savings of the proposed amalgamation.

(Expressed in United States dollars unless otherwise stated)

3. PRO-FORMA LOSS PER SHARE

The pro-forma basic and diluted loss per share has been calculated on the assumption that 36,314,954 common shares of Castle Gold issued on the acquisition of Morgain were issued on the first day of the respective periods. In addition, it assumes that the 32,167,360 common shares of Castle Gold issued in exchange for common shares of Aurogin, as at March 31, 2007, were issued on the first day of the respective periods.

Three months ended March 31, 2007

	Issued and outstanding Castle Gold Corporation common shares	Stated value
Number of Castle Gold shares issued to Aurogin shareholders (64,334,721 / 2)	32,167,360	$ 9,144,505
Number of Castle Gold shares issued to Morgain sharesholders (72,629,908 / 2)	36,314,954	18,899,273
Pro-froma weighted average number of common shares of Castle Gold	68,482,314	$ 28,043,778
Pro-forma loss for the period	$ (549,422)	
Pro-forma basic and diluted loss per share	$ (0.01)	

Twelve months ended December 31, 2006

	Issued and outstanding Castle Gold Corporation common shares
Number of Castle Gold shares issued to Aurogin shareholders (64,334,721 / 2)	32,167,360
Number of Castle Gold shares issued to Morgain sharesholders (72,629,908 / 2)	36,314,954
Pro-froma weighted average number of common shares of Castle Gold	68,482,314
Pro-forma loss for the period	$ (3,566,690)
Pro-forma basic and diluted loss per share	$ (0.05)

(Expressed in United States dollars unless otherwise stated)

4. MORGAIN MINERALS INC. – BALANCE SHEET TRANSLATION TO U.S. DOLLARS

Balance sheet as at March 31, 2007

	As Reported Morgain Minerals Inc. CDN$	Exchange Rate	**Morgain Minerals Inc. U.S.$**
Assets			
Current assets			
Cash and cash equivalents	$ 732,072	1.1529	**$ 634,983**
Marketable securities	330,000	1.1529	**286,235**
Amounts receivable	444,276	1.1529	**385,355**
Prepaid expenses	1,725	1.1529	**1,496**
	1,508,073		**1,308,069**
Property, plant and equipment	239,684	1.1529	**207,897**
Mineral properties	11,800,564	1.1529	**10,235,548**
	$ 13,548,321		**$ 11,751,514**
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 291,324	1.1529	**$ 252,688**
Accrued interest payable	297,447	1.1529	**257,999**
Current portion of capital lease obligations	14,384	1.1529	**12,476**
	603,155		**523,163**
Capital lease obligations	17,828	1.1529	**15,464**
Loan payable	5,873,863	1.1529	**5,094,859**
	6,494,846		**5,633,486**
Shareholders' equity			
Common share capital	26,154,435	1.1529	**22,685,779**
Common share purchase warrants	77,511	1.1529	**67,231**
Contributed surplus	1,860,803	1.1529	**1,614,019**
Accumulated other comprehensive income	180,000	1.1529	**156,128**
Accumulated deficit	(21,219,274)	1.1529	**(18,405,129)**
	7,053,475		**6,118,028**
	$ 13,548,321		**$ 11,751,514**

CASTLE GOLD CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
(Expressed in United States dollars unless otherwise stated)

5. MORGAIN MINERALS INC. – STATEMENT OF OPERATIONS FOR THE THREE MONTH PERIOD TRANSLATION TO U.S. DOLLARS

Statement of operations for the three month period ended March 31, 2007:

	As Reported Morgain Minerals Inc. CDN$ Three month period ended March 31, 2007	Exchange rate	**Morgain Minerals Inc. U.S.$ Three month period ended March 31, 2007**
EXPENSES			
Amortization	$ 12,186	1.1714	**$ 10,403**
General and administrative			
Consulting fees	29,205	1.1714	**24,932**
Legal, audit and accounting	52,341	1.1714	**44,682**
Office and administration	48,577	1.1714	**41,469**
Shareholder communication	50,946	1.1714	**43,492**
Stock-based compensation	39,793	1.1714	**33,970**
Travel and accommodation	9,336	1.1714	**7,970**
Trust and filing	8,634	1.1714	**7,371**
	238,832		**203,886**
OTHER (INCOME) EXPENSE			
Interest income	(6,813)	1.1714	**(5,816)**
Interest on long-term debt	179,058	1.1714	**152,858**
Loss on foreign exchange	96,432	1.1714	**82,322**
	268,677		**229,364**
NET LOSS FOR THE PERIOD	$ 519,695		**$ 443,653**

CASTLE GOLD CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
(Expressed in United States dollars unless otherwise stated)

6. AUROGIN RESOURCES LTD. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2006

Statement of operations for the twelve month period ended December 31, 2006:

(Expressed in United States Dollars)	Six month period ended June 30, 2006 U.S.$	As Reported Six month period ended Dec. 31, 2006 U.S.$	**Twelve month period ended Dec. 31, 2006 U.S.$**
Revenue			
Gold sales	$ -	$ 500,080	**$ 500,080**
Cost of sales			
Cost of sales (excludes accretion, depreciation, depletion and amortization)	-	186,549	**186,549**
Depreciation, depletion and amortization	-	90,691	**90,691**
Accretion	-	-	**-**
Mine operating earnings	-	222,840	**222,840**
Operating expenses			
Exploration and business development	(15,720)	63,332	**47,612**
General and administrative	152,707	770,639	**923,346**
Impairment charges:			
Mineral properties	1	-	**1**
Operating loss before the undernoted	136,988	611,131	**748,119**
Other expense (income)	(7,655)	71,029	**63,374**
Loss before income taxes and non-controlling interest	129,333	682,160	**811,493**
Income tax expense	-	25,004	**25,004**
Loss before non-controlling interest	129,333	707,164	**836,497**
Non-controlling interest	-	72,505	**72,505**
Net loss, for the period	$ 129,333	$ 779,669	**$ 909,002**

CASTLE GOLD CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
(Expressed in United States dollars unless otherwise stated)

6. AUROGIN RESOURCES LTD. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2006 (Continued)

Statement of operations for the six month period ended June 30, 2006:

Translation to U.S. dollars:

	Three month period ended		Six month period ended		**Six month period ended**
	March 31, 2006 CDN$	June 30, 2006 CDN$	June 30, 2006 CDN$	Exchange Rate (1)	**June 30, 2006 U.S.$**
EXPENSES					
Exploration expense (recovery)	$ -	$ (18,274)	$ (18,274)	1.1625	**$ (15,720)**
Impairment charges:					
Mineral properties	-	1	1	1.1625	**1**
General and administrative					
Stock based compensation	28,293	71,076	$ 99,369	1.1625	**$ 85,479**
Legal, audit and accounting	8,117	5,480	13,597	1.1625	**11,696**
Investor relations and shareholder costs	15,382	38,574	53,956	1.1625	**46,414**
Management and consulting fees	9,500	474	9,974	1.1625	**8,580**
General office and travel	38,623	(41,530)	(2,907)	1.1625	**(2,501)**
Stock exchange and filing fees	8,750	(5,217)	3,533	1.1625	**3,039**
	108,665	68,857	177,522		**152,707**
OTHER (INCOME) EXPENSE					
Interest income	(1,928)	(9,656)	(11,584)	1.1625	**(9,965)**
Bank charges	152	466	618	1.1625	**532**
Loss on foreign exchange	-	2,067	2,067	1.1625	**1,778**
	(1,776)	(7,123)	(8,899)		**(7,655)**
NET LOSS FOR THE PERIOD	$ 106,889	$ 43,461	$ 150,350		**$ 129,333**

(1) 1.1625 is the average exchange rate for the twelve month period ended June 30, 2006 being the rate used by Aurogin to translate its comparative financial information for the year then ended upon changing to the U.S. dollar as its reporting curreny.

CASTLE GOLD CORPORATION
NOTES TO THE PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Compilation Report)
(Expressed in United States dollars unless otherwise stated)

7. MORGAIN MINERALS INC. – STATEMENT OF OPERATIONS FOR THE TWELVE MONTH PERIOD TRANSLATION TO U.S. DOLLARS

Statement of operations for the year ended December 31, 2006:

	As reported Morgain Minerals Inc. CDN$ Year ended December 31, 2006	Exchange rate	**Morgain Minerals Inc. U.S.$ Year ended December 31, 2006**
EXPENSES			
Amortization	$ 44,830	1.1342	**$ 39,526**
Impairment charges:			
Mineral properties	1,071,131	1.1342	**944,393**
General and administrative			
Consulting fees	83,853	1.1342	**73,931**
Management fees and bonuses	60,000	1.1342	**52,901**
Legal, audit and accounting	183,094	1.1342	**161,430**
Office and administration	160,673	1.1342	**141,662**
Shareholder communication	74,552	1.1342	**65,731**
Stock-based compensation	495,295	1.1342	**436,691**
Property investigation	54,830	1.1342	**48,342**
Travel and accommodation	20,280	1.1342	**17,881**
Regulatory and filing	34,306	1.1342	**30,247**
	1,166,883		**1,028,816**
OTHER (INCOME) EXPENSE			
Cost recovery of asset written off	(216,208)	1.1342	**(190,626)**
Interest income	(13,315)	1.1342	**(11,740)**
Gain on disposal of equipment	(5,033)	1.1342	**(4,437)**
Interest on long-term debt	691,022	1.1342	**609,259**
Loss on foreign exchange	275,040	1.1342	**242,497**
	731,506		**644,953**
NET LOSS FOR THE PERIOD	$ 3,014,350		**$ 2,657,688**

(Expressed in United States dollars unless otherwise stated)

8. CAPITAL STOCK

Details of pro-forma share capital, outstanding warrants and stock options are presented on the assumption that the amalgamation has been completed on August 18, 2007 being the day following the date of the Aurogin and Morgain Meetings on August 17, 2007. All common share, warrant and option amounts and exercise prices give effect to a one for two share exchange coincident with the amalgamation.

(a) Share capital

Castle Gold is authorized to issue an unlimited number of common shares. Pro-forma outstanding share capital as at August 18, 2007 is as follows:

Issued	Shares #
Common shares issued to Aurogin shareholders (1)	33,380,693
Common shares issued to Morgain shareholders (2)	36,814,954
Balance, August 18, 2007	70,195,647

(1) Assumes the exercise of 200,000 warrants having a exercise price of CDN$0.15, currently unexercised but due to expire on August 17, 2007, which are expected to be exercised prior to the Effective Date.

(2) Assumes the issue of 1,000,000 Morgain Shares prior to the Effective Date in consideration for the acquisition of certain surface rights and mining concessions at La Fortuna.

(b) Warrants

As at August 18, 2007, Castle Gold is expected to have issued and outstanding 9,016,820 common share purchase warrants, having a weighted average exercise price of CDN$0.74, entitling the holder to purchase one common share of the Company. A summary of the outstanding warrants is as follows:

Warrants #	Exercise Price CDN$	Expiry Date
2,700,000	0.40	January 3, 2008
2,409,000	0.72	April 20, 2008
645,945	1.00	October 31, 2008
525,000	1.00	November 8, 2008
1,386,875	1.00	December 7, 2008
150,000	1.00	January 12, 2009
1,050,000	1.00	January 15, 2009
100,000	0.60	January 30, 2009
50,000	0.54	June 12, 2009
9,016,820		

This table excludes 200,000 outstanding Aurogin Warrants, due to expire on August 17, 2007, and assumes they are exercised and included as part of the outstanding Aurogin Shares at the Effective Date.

(Expressed in United States dollars unless otherwise stated)

8. CAPITAL STOCK (Continued)

(c) Stock Options

Aurogin and Morgain have granted stock options for the purchase of common shares to their directors, officers and certain consultants. Upon completion of the amalgamation, these will become outstanding stock options of Castle Gold. The aggregate number of stock options to be granted under the Castle Gold plan cannot exceed 10% of the issued and outstanding capital of the Company at the time of the granting of the options. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. While circumstances may change to cause the expiry dates of certain options to accelerate, the summary below assumes the same expiry dates as currently exist with the outstanding option. The exercise price of the options was fixed by the respective board of directors of Aurogin and Morgain at the time of grant at the market price of their respective common shares, subject to all applicable regulatory requirements.

As at August 18, 2007 Castle Gold is expected to have incentive stock options, issued to directors, officers, and key consultants of the Company outstanding as follows:

Date of Grant	Options Granted	Exercise Price	Expiry Date
	#	CDN$	
January 29, 2004	100,000	0.60	January 29, 2009
February 25, 2004	150,000	0.76	February 25, 2009
June 22, 2004	100,000	0.80	June 23, 2009
June 29, 2004	150,000	0.80	June 30, 2009
August 31, 2004	25,000	0.20	August 31, 2009
November 1, 2004	400,000	0.62	November 1, 2009
October 21, 2005	250,000	0.24	October 21, 2010
February 8, 2006	75,000	0.32	February 8, 2011
March 27, 2006	200,000	0.80	March 27, 2011
April 7, 2006	135,000	0.60	April 7, 2011
April 17, 2006	100,000	0.76	April 17, 2011
April 18, 2006	5,000	1.02	April 18, 2011
May 5, 2006	20,000	0.78	May 5, 2011
June 8, 2006	100,000	0.66	June 8, 2011
June 29, 2006	100,000	0.64	June 29, 2011
July 19, 2006	100,000	0.56	July 19, 2011
August 3, 2006	250,000	0.66	August 3, 2011
October 17, 2006	1,608,500	0.58	October 17, 2011
October 20, 2006	100,000	0.54	October 20, 2011
November 27, 2006	765,000	0.52	November 27, 2011
February 22, 2007	100,000	0.70	February 22, 2012
May 9, 2007	40,000	0.58	May 9, 2012
	4,873,500		

APPENDIX J

DISSENT RIGHTS

CANADA BUSINESS CORPORATIONS ACT

190. (1) Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) It one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing:

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting share holder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9),

in which case the shareholder's rights are reinstated as of the date the notice was sent.

(12) Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) Parties — On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

(23) Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Press Release dated July 18, 2007

Aurogin Resources Ltd

MORGAIN MINERALS INC

AUROGIN AND MORGAIN SIGN AMALGAMATION AGREEMENT

TORONTO, ON, July 18, 2007 – Further to their joint news release dated March 5, 2007, **Aurogin Resources Ltd. ("Aurogin") (TSX-V: AUQ)** and **Morgain Minerals Inc. ("Morgain") (TSX-V: MGM)** are pleased to announce that they have signed a formal Amalgamation Agreement aimed at creating a new, growth oriented gold producer to be called Castle Gold Corporation ("Castle Gold"). With a larger production profile and greater reserves and resources, Castle Gold will stand poised to grow shareholder value through increased leverage to rising gold prices.

Summary of the Transaction

The transaction will result in one new corporate entity, Castle Gold. Each shareholder of Aurogin will receive one (1) common share of Castle Gold for each two (2) Aurogin shares held immediately prior to the date on which the transaction becomes effective. Each shareholder of Morgain will also receive one (1) common share of Castle Gold for each two (2) Morgain common shares held. Castle Gold will apply to list its shares on the TSX Venture Exchange.

All validly subsisting options, warrants and rights to acquire shares of Aurogin or Morgain will be exercisable to acquire that number of common shares of Castle Gold, on an adjusted basis as to the price and number in reference to the share exchange ratio. The term of all outstanding options and warrants will remain unchanged.

Special Meetings of Shareholders of Aurogin and Morgain

The Boards of Directors of both Aurogin and Morgan unanimously approved the Amalgamation Agreement and are recommending the transaction to their shareholders. The transaction requires the approval of at least two-thirds of the votes cast by both Aurogin's and Morgain's respective shareholders, and is subject to all requisite regulatory and court approvals and the satisfaction of all conditions precedent and other conditions customary in transactions of this nature.

Aurogin's special meeting of shareholders to approve the amalgamation will be held at 330 Bay Street, 3rd Floor, Toronto, Ontario, on Friday, August 17, 2007 at 10:00 a.m. (Eastern Daylight Time). Morgain's special meeting of shareholders will be held at the Metropolitan Hotel, 2nd Floor, 645 Howe Street, Vancouver, British Columbia, on Friday August 17, 2007 at 10:00 a.m. (Pacific Daylight Time).

If the amalgamation is approved at the respective special meetings of shareholders and all other conditions, including requisite regulatory approvals are satisfied, completion of the amalgamation is expected to occur shortly after the meeting date and in any event, not later than August 31, 2007.

Further information about the transaction can be found in the Joint Information Circular of Aurogin and Morgain that will be available shortly on SEDAR at www.sedar.com and on the respective company websites.

Aurogin is currently a Canadian junior gold producer focused on the acquisition and development of profitable gold deposits in the Americas. Its 50% owned El Sastre Main Zone gold mine is only one part of the overall El Sastre Project, an expanding resource that includes at least four mineralized zones.

Morgain is a Vancouver based emerging gold exploration and development company focused on the acquisition and development of profitable gold mines in Mexico. Morgain is currently developing its 100% owned Castillo Gold Project located in the State of Durango, Mexico.

ON BEHALF OF AUROGIN RESOURCES LTD.	ON BEHALF OF MORGAIN MINERALS INC.
Edward Thompson	*Christopher E. Babcock*
Director	President and Chief Executive Officer

For further information about Aurogin contact:	**For further information about Morgain contact:**
John Paterson, President & CEO (416) 931-7215	Court Babcock, Investor Relations (604) 643-1727
Rick Adams, VP Corporate Development (416) 214-4809	Coal Harbour Communications Inc.(604) 662-4505
Website: www.aurogin.com E-mail: info@aurogin.com	or Toll-free 1-877-642-6200
Issued: 66,561,387 common shares	Website: www.morgainminerals.com
	Issued: 72,629,908 common shares

CAUTION REGARDING FORWARD LOOKING STATEMENTS:

The technical and pre-feasibility reports referred to above contain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of metals, timing of exploration activities, mine life, economic viability and estimated internal rate of return, estimation of mineral resources, the results of drilling, estimated future capital and operating costs, future stripping ratios, projected mineral recovery rates and plans for developing, the projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "can", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the companies to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the exploration and potential development of the projects, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of metals. Although the companies have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The companies do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of this news release.

PART III – CONSENT TO SERVICE OF PROCESS

FORM F-X

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): **MORGAIN MINERALS INC. (to be amalgamated as CASTLE GOLD CORPORATION)**

B. This is

[✓] an original filing for the Filer

[ ] an amended filing for the Filer

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	**MORGAIN MINERALS INC.**
Form type:	**FORM CB**
File Number:	
Filed by:	**MORGAIN MINERALS INC.**
Dated Filed:	**JULY 24, 2007**

D. The Filer is incorporated or organized under the laws of the **Federal laws of Canada** and has its principal place of business at:

Suite 1550 - 625 Howe Street
Vancouver, British Columbia
V6C 2T6

Its phone number at that location is: **604 688-0803**

E. The Filer designates and appoints **Kenneth G. Sam** ("Agent"). Located at:

c/o Dorsey & Whitney LLP
370 17th Street, Suite 4700
Denver, CO 80202
303-629-3400

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on **Form CB** on **JuLY 24, 2007** or any purchase or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in

relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates an agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 20-F, or SB-2 or Schedule 13K-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8 or Form F-80 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8 or Form F-80;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I (e) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I. (a), I. (b), I. (c), I. (d) and I. (f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the **City of Vancouver, Province of British Columbia, Canada,** this 24TH day of ~~June~~ July, 2007.

MORGAIN MINERALS INC.

By: B. Muir.

Its: CFO & Director

This statement has been signed by the following persons and on the dates indicated.

Kenneth G. Sam, Esq.



Signature

Title: **Attorney, Dorsey & Whitney LLP**

Date: **July 24, 2007**

PART IV – SIGNATURES

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAIN MINERALS INC.

B. Muir.
(Signature)

BRYAN MORRIS, Chief Financial Officer
(Name and Title)

July 24, 2007
(Date)

END